Form 10-K, Exhibit 13
period 1993-12-31
ROWAN COMPANIES INC
filed 1994-03-31
CIK 85408

                                                                      EXHIBIT 13
                     Rowan Companies, Inc. and Subsidiaries
                          TWELVE YEAR FINANCIAL REVIEW


(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND RATIOS)          1993           1992           1991            1990
- --------------------------------------------------       ----------     ----------     ----------      ----------
OPERATIONS
Revenues:
  Drilling                                               $  271,022     $  162,121     $  170,739      $  180,118
  Aircraft operations                                        82,174         87,877        101,433         111,992
                                                         ----------     ----------     ----------      ----------
    Total                                                   353,196        249,998        272,172         292,110
                                                         ----------     ----------     ----------      ----------
Costs and expenses:
  Drilling operations                                       211,095        162,816        147,853         130,845
  Aircraft operations                                        68,882         74,347         82,364          88,182
  Depreciation, depletion and amortization                   51,918         51,367         52,954          50,702
  General and administrative                                 13,940         12,092         11,739           9,549
                                                         ----------     ----------     ----------      ----------
    Total                                                   345,835        300,622        294,910         279,278
                                                         ----------     ----------     ----------      ----------
Income (loss) from operations                                 7,361        (50,624)       (22,738)         12,832
                                                         ----------     ----------     ----------      ----------
Other income (expense):
  Interest expense                                          (25,361)       (26,254)       (21,379)        (21,601)
  Less interest capitalized
  Gain on disposals of property and equipment                 1,955            731          1,660           3,996
  Interest income                                             2,348          2,658          4,763           8,635
  Other-net                                                     150            165            127             178
                                                         ----------     ----------     ----------      ----------
    Other income (expense)-net                              (20,908)       (22,700)       (14,829)         (8,792)
                                                         ----------     ----------     ----------      ----------
Income (loss) before income taxes                           (13,547)       (73,324)       (37,567)          4,040
  Provision (credit) for income taxes                          (288)           429          1,174           2,081
                                                         ----------     ----------     ----------      ----------
Income (loss) before extraordinary charge                   (13,259)       (73,753)       (38,741)          1,959
  Extraordinary charge from redemption of debt                                             (5,627)
                                                         ----------     ----------     ----------      ----------
Net income (loss)                                        $  (13,259)    $  (73,753)    $  (44,368)     $    1,959
                                                         ----------     ----------     ----------      ----------
Per share of common stock:
  Net income (loss):
    Primary                                              $     (.17)    $    (1.01)    $     (.61)*    $      .03
                                                         ----------     ----------     ----------      ----------
    Fully diluted                                        $     (.17)    $    (1.01)    $     (.61)*    $      .03
                                                         ----------     ----------     ----------      ----------
  Cash dividends                                         $        -     $        -     $        -      $        -
                                                         ----------     ----------     ----------      ----------

FINANCIAL POSITION
Working capital                                          $  172,117     $   61,397     $  125,996      $  134,393
                                                         ----------     ----------     ----------      ----------
Property and equipment-at cost:
  Drilling equipment                                        950,538        939,793        913,379         885,264
  Aircraft and related equipment                            166,791        162,001        158,361         138,327
  Other                                                      81,636         79,801         76,251          73,504
  Construction in progress
                                                         ----------     ----------     ----------      ----------
    Total                                                 1,198,965      1,181,595      1,147,991       1,097,095
                                                         ----------     ----------     ----------      ----------
Property and equipment-net                                  507,193        537,819        552,481         549,608
Total assets                                                765,263        684,301        895,889         739,133
Capital expenditures                                         21,989         39,528         85,618          59,905
Long-term debt                                              207,137        212,907        220,764         153,621
Common stockholders' equity                                 460,300        375,754        445,368         485,748
                                                         ----------     ----------     ----------      ----------

STATISTICAL INFORMATION
Current ratio                                                  4.90           2.47           1.71**          4.00
Long-term debt/common stockholders' equity                      .45            .57            .50             .32
Book value per share of common stock                     $     5.49     $     5.13     $     6.11      $     6.69
                                                         ----------     ----------     ----------      ----------

*        Includes $.08 per share effect of extraordinary charge.
** At December 31, 1991, the $125,000,000 principal amount of the Company's 133 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year-end, the current ratio would have been 3.61.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND RATIOS)                    1989         1988        1987       1986
- --------------------------------------------------                 ----------  ----------  ----------  ----------
OPERATIONS
Revenues:
  Drilling                                                         $  128,818  $  144,018  $   90,145  $  113,651
  Aircraft operations                                                  97,446      72,667      52,984      53,512
                                                                   ----------  ----------  ----------  ----------
    Total                                                             226,264     216,685     143,129     167,163
                                                                   ----------  ----------  ----------  ----------
Costs and expenses:
  Drilling operations                                                 119,182     126,288     113,348     139,177
  Aircraft operations                                                  75,943      62,571      48,996      52,846
  Depreciation, depletion and amortization                             52,062      60,324      61,312      62,525
  General and administrative                                            7,690       7,313       6,766       7,100
                                                                   ----------  ----------  ----------  ----------
    Total                                                             254,877     256,496     230,422     261,648
                                                                   ----------  ----------  ----------  ----------
Income (loss) from operations                                         (28,613)    (39,811)    (87,293)    (94,485)
                                                                   ----------  ----------  ----------  ----------
Other income (expense):
  Interest expense                                                    (23,682)    (23,920)    (23,463)    (17,208)
  Less interest capitalized                                                           237         319       2,013
  Gain on disposals of property and equipment                           2,320      27,578       1,814         962
  Interest income                                                      12,709       4,002       4,917       6,786
  Other-net                                                               161         345         407         399
                                                                   ----------  ----------  ----------  ----------
    Other income (expense)-net                                         (8,492)      8,242     (16,006)     (7,048)
                                                                   ----------  ----------  ----------  ----------
Income (loss) before income taxes                                     (37,105)    (31,569)   (103,299)   (101,533)
  Provision (credit) for income taxes                                     672          32     (34,009)    (53,002)
                                                                   ----------  ----------  ----------  ----------
Income (loss) before extraordinary charge                             (37,777)    (31,601)    (69,290)    (48,531)
  Extraordinary charge from redemption of debt
                                                                   ----------  ----------  ----------  ----------
Net income (loss)                                                  $  (37,777) $  (31,601) $  (69,290) $  (48,531)
                                                                   ----------  ----------  ----------  ----------
Per share of common stock:
  Net income (loss):
    Primary                                                        $     (.52) $     (.44) $    (1.12) $     (.93)
                                                                   ----------  ----------  ----------  ----------
    Fully diluted                                                  $     (.52) $     (.44) $    (1.12) $     (.93)
                                                                   ----------  ----------  ----------  ----------
  Cash dividends                                                   $        -  $        -  $        -  $      .06
                                                                   ----------  ----------  ----------  ----------

FINANCIAL POSITION
Working capital                                                    $  143,963  $  152,335  $   76,779  $   77,265
                                                                   ----------  ----------  ----------  ----------
Property and equipment-at cost:
  Drilling equipment                                                  867,540     863,450     946,127     941,726
  Aircraft and related equipment                                      107,985      97,500      98,860     100,339
  Other                                                                70,598      88,039      88,113      90,795
  Construction in progress
                                                                   ----------  ----------  ----------  ----------
    Total                                                           1,046,123   1,048,989   1,133,100   1,132,860
                                                                   ----------  ----------  ----------  ----------
Property and equipment-net                                            542,995     585,365     697,144     751,225
Total assets                                                          737,826     800,684     827,785     875,004
Capital expenditures                                                   22,945      18,318      14,123     102,094
Long-term debt                                                        163,473     181,330     184,187     200,125
Common stockholders' equity                                           479,287     515,491     546,078     505,115
                                                                   ----------  ----------  ----------  ----------

STATISTICAL INFORMATION
Current ratio                                                            4.55        4.07        2.88        3.46
Long-term debt/common stockholders' equity                                .34         .35         .34         .40
Book value per share of common stock                               $     6.64  $     7.16  $     7.59  $     9.28
                                                                   ----------  ----------  ----------  ----------

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND RATIOS)                    1985        1984         1983        1982
- --------------------------------------------------                 ----------  ----------  ----------  ----------
OPERATIONS
Revenues:
  Drilling                                                         $  198,937  $  143,094  $  161,204  $  354,482
  Aircraft operations                                                  73,581      55,281      45,273      47,151
                                                                   ----------  ----------  ----------  ----------
    Total                                                             272,518     198,375     206,477     401,633
                                                                   ----------  ----------  ----------  ----------
Costs and expenses:
  Drilling operations                                                 151,878     109,489     118,922     146,054
  Aircraft operations                                                  57,583      46,093      31,499      34,636
  Depreciation, depletion and amortization                             60,504      53,750      46,394      40,448
  General and administrative                                            8,157       8,279       8,987       7,903
                                                                   ----------  ----------  ----------  ----------
    Total                                                             278,122     217,611     205,802     229,041
                                                                   ----------  ----------  ----------  ----------
Income (loss) from operations                                          (5,604)    (19,236)        675     172,592
                                                                   ----------  ----------  ----------  ----------
Other income (expense):
  Interest expense                                                    (19,242)    (24,443)    (11,032)    (15,174)
  Less interest capitalized                                               410      13,239      10,830       8,615
  Gain on disposals of property and equipment                           4,857       2,026       1,798      11,273
  Interest income                                                       5,501       4,201       3,998      11,019
  Other-net                                                               192         294         280         301
                                                                   ----------  ----------  ----------  ----------
    Other income (expense)-net                                         (8,282)     (4,683)      5,874      16,034
                                                                   ----------  ----------  ----------  ----------
Income (loss) before income taxes                                     (13,886)    (23,919)      6,549     188,626
  Provision (credit) for income taxes                                 (10,189)    (27,149)     (9,980)     70,683
                                                                   ----------  ----------  ----------  ----------
Income (loss) before extraordinary charge                              (3,697)      3,230      16,529     117,943
  Extraordinary charge from redemption of debt
                                                                   ----------  ----------  ----------  ----------
Net income (loss)                                                  $   (3,697) $    3,230  $   16,529  $  117,943
                                                                   ----------  ----------  ----------  ----------
Per share of common stock:
  Net income (loss):
    Primary                                                        $     (.07) $      .06  $      .27  $     2.33
                                                                   ----------  ----------  ----------  ----------
    Fully diluted                                                  $     (.07) $      .06  $      .27  $     2.18
                                                                   ----------  ----------  ----------  ----------
  Cash dividends                                                   $      .11  $      .08  $      .08  $      .08
                                                                   ----------  ----------  ----------  ----------

FINANCIAL POSITION
Working capital                                                    $  109,805  $   77,750  $  88,423   $   67,934
                                                                   ----------  ----------  ---------   ----------
Property and equipment-at cost:
  Drilling equipment                                                  857,862     879,561    744,088      606,551
  Aircraft and related equipment                                       98,568      99,946     96,159       94,788
  Other                                                                89,493      80,491     71,452       70,900
  Construction in progress                                              2,075                 54,443       47,852
                                                                   ----------  ----------  ---------   ----------
    Total                                                           1,047,998   1,059,998    966,142      820,091
                                                                   ----------  ----------  ---------   ----------
Property and equipment-net                                            726,366     786,071    740,939      638,760
Total assets                                                          916,885     928,985    888,748      788,832
Capital expenditures                                                   53,039     152,034    158,988      185,577
Long-term debt                                                        143,750     186,549    157,766       71,536
Common stockholders' equity                                           561,569     569,176    576,305      506,723
                                                                   ----------  ----------  ---------   ----------

STATISTICAL INFORMATION
Current ratio                                                            2.60        2.46       2.96         2.06
Long-term debt/common stockholders' equity                                .26         .33        .28          .14
Book value per share of common stock                               $    10.28  $    10.46  $   10.48   $    10.48
                                                                   ----------  ----------  ---------   ----------

*        Includes $.08 per share effect of extraordinary charge.
** At December 31, 1991, the $125,000,000 principal amount of the Company's 133 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year-end, the current ratio would have been 3.61.

                    Rowan Companies, Inc. and Subsidiaries
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):

                        1993         1992        1991
                      --------      -------     -------
Revenues:
  Drilling            $  271.0      $ 162.1     $ 170.8
  Aviation                82.2         87.9       101.4
                      --------      -------     -------
    Total             $  353.2      $ 250.0     $ 272.2
                      --------      -------     -------
Operating Profit
  (Loss)*:
  Drilling             $  19.1      $ (40.4)    $ (17.7)
  Aviation                 2.2          1.9         6.7
                       -------      -------     -------
    Total              $  21.3      $ (38.5)    $ (11.0)
                       -------      -------     -------
Net Income (Loss)      $ (13.3)     $ (73.8)    $ (44.4)
                       =======      =======     =======

* Income (loss) from operations before deducting general and administrative expenses.

         The state of fluctuation and continuing depressed conditions prevailing in the drilling and aviation markets is reflected in all three categories of financial data shown above. Factors adversely affecting the drilling and aviation markets in which the Company operates, thereby depressing its operating results during the three year period, included corporate reorganizations and downsizings by major energy companies, increasing regulations and drilling moratoriums by governments and volatile energy prices. The decrease in the Company's net loss in 1993 in comparison to 1992 resulted primarily from a significant increase in drilling revenues, spurred by improved natural gas prices, which more than offset the increase in drilling expenses. Also positively affecting the bottom line results were the $90.0 million in revenues and $9.7 in incremental operating profit contributed by Total Project Management, principally turnkey drilling. Operating results for 1992 were worse than 1991 primarily because of the previously mentioned corporate reorganizations and downsizings, increasing regulations and drilling moratoriums and unusually low natural gas prices. The negative impact of these factors in 1992, was partially offset by turnkey drilling, which generated $15.5 million in revenues and an incremental operating profit of $2.9 million in that year.

DRILLING OPERATIONS. The Company's drilling operating results are dependent on rig rates and the level of utilization in its offshore drilling business conducted primarily in the Gulf of Mexico and the North Sea. In turn, the rates for and utilization of the Company's offshore rigs are impacted by the level of offshore expenditures by energy companies.

         The offshore drilling industry experienced a series of fluctuations during the 1991-1993 period. In 1991, demand weakened in the two primary markets in which the Company operates due to depressed energy prices. In the Gulf of Mexico, curtailed drilling activity by energy companies as a result of low natural gas prices significantly reduced utilization and day rates beginning in the first quarter of 1991. In the North Sea, energy prices remained more stable and, as a result, utilization and day rates were not affected to the same extent during 1991 and early 1992. In late 1992, conditions in the two markets moved in opposite directions. An improvement in natural gas prices brought about an improvement in utilization levels and day rates in the Gulf of Mexico, which has continued into the first quarter of 1994. Meanwhile, utilization and day rates declined in the North Sea due to energy companies downsizing their drilling programs because of uncertainty created by the changes in energy policies in the United Kingdom.

         The effects of fluctuations in utilization and drilling rates are reflected in the following analysis of contract drilling revenue changes (in millions):

                 1992 to 1993     1991 to 1992
                 ------------     ------------
Utilization        $ 25.4           $ (9.1)
Drilling Rates        9.3            (11.2)
                   ------           ------

         These fluctuations combined with the growth of Total Project Management operations resulted in a 67% increase in 1993 drilling revenues compared to 1992. The effect of these fluctuations in 1992 more than offset Total Project Management operations resulting in a 5% decrease in drilling revenues compared to 1991.

         The percentage changes in drilling operations expenses were a 30% and 10% increase in 1993 and 1992, respectively, primarily due to growth in Total Project Management operations.

         The number of marine rigs operated by the Company at the end of each year in the 1991-1993 period and the rig utilization percentages (number of days under contract as a percent of days the rig was available for service) for each of those years are reflected in the schedule below:

                       1993    1992     1991
                       ----    ----     ----
Jack-ups:
  Number                20      20       20
  Utilization           85%     70%      67%
Semi-submersible:
  Number                 1        1       1
  Utilization           94%     37%      73%
Submersible Barges:
  Number                 3        3       3
  Utilization           30%     22%      30%

         In the Gulf Of Mexico drilling market, where the Company currently has 16 of its 24 marine rigs, three notable changes have been occurring. First, the Gulf of Mexico is now the only domestic market in which large scale drilling activity is occurring, because the U.S. government has imposed moratoriums on drilling in most other domestic offshore areas. Second, many major energy companies have downsized their domestic drilling organizations and have generally exited the United States market for international markets, notwithstanding improved domestic natural gas prices. Third, a growing number of independent energy companies have become operators in this market, in part because the Minerals Management Service of the U.S. government has modified the process by which such companies are permitted to farm-in on existing leases. As a result of the these changing conditions, the Company has moved towards Total Project Management, an approach to drilling operations which emphasizes drilling and completing wells on a turnkey basis.

         Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:

- --------------------------------------------------------------------------------
GULF OF MEXICO-Improving levels of exploration and development activity due to generally stable natural gas prices remaining above $2.00 per Mcf

NORTH SEA-Generally stable drilling activity for jack-up rigs used in the exploration and development of natural gas

EASTERN CANADA-Generally stable demand

TRINIDAD-Generally stable demand
- --------------------------------------------------------------------------------

         The volatile nature of the various factors affecting the level of offshore expenditures by major energy companies and shifts of such expenditures between domestic and international markets prevent the Company from being able to predict whether these market trends will continue, or their impact on the results of drilling operations for 1994.

         The drilling markets in which the Company competes frequently experience significant changes in supply and demand. Drilling utilization and day rates achievable in offshore markets are affected by changes in overall exploration and development expenditures, as well as by shifts of such expenditures between markets. These expenditures, in turn, are driven by discoveries of oil and natural gas reserves, shifts in the political climate, regulatory changes, seasonal weather patterns, contractual requirements under leases or concessions and changes in oil and natural gas prices, the last being perhaps the most disruptive of all. The Company can, as it has done in the past, relocate its drilling rigs from one geographic area to another in response to such changing market dynamics, but only when these moves are economically justified.

         Five of the Company's land rigs were under contract in northeast Venezuela during all of 1993. One of the Company's arctic land rigs in Alaska worked during the first quarter of 1993. The remaining four arctic land rigs and the seven rigs in western Texas and Oklahoma were idle in 1993. The cost of maintaining the idle land rigs is modest and the remaining investment in the rigs is not significant.

AVIATION OPERATIONS. Although the Company continues to offer a diversity of flight services, such as forest fire control, crew changes for commercial fishing, flightseeing, airborne environmental surveys, commuter airline services, medivac services, etc., the aviation division's operating results are still heavily dependent upon helicopter activity associated with oil and natural gas exploration and production, principally in Alaska and the Gulf of Mexico. Thus, like the drilling division, the aviation division's level of activity and rates for its services depend largely upon the level of expenditures by energy companies.

         Aviation revenues declined $5.7 million or 6% in 1993 compared to 1992 and $13.6 million or 13% in 1992 compared to 1991. Activity associated with support for production facilities in the Gulf of Mexico declined during the 1991-1993 period due to depressed drilling activity, resulting from reorganizations and downsizing of major energy companies coupled with their concentration of drilling activities outside the United States.

         Aviation division expenses declined 7% in 1993 compared to 1992 and 10% in 1992 compared to 1991. These changes are consistent with the decline in revenues during the periods. The division has not been significantly impacted by fluctuating fuel costs because its contracts generally provide for fuel cost adjustments.

         The number of aircraft operated by the aviation division of the Company at the end of each year in the 1991-1993 period and the revenue hours for each of those years are reflected in the schedule below:

                         1993     1992    1991
                        ------   ------  ------
Twin Engine
  Helicopters:
    Number                  63       64      67
    Revenue Hours       29,715   31,370  45,262
Single Engine
  Helicopters:
    Number                  31       30      26
    Revenue Hours       10,150   10,700   8,773
Fixed-Wing
  Aircraft:
    Number                  15       13      16
    Revenue Hours       22,728   21,426  20,098
                        ------   ------  ------

         Excluded above are twin engine helicopters owned by the Company's Dutch affiliate. The comparable statistics for those helicopters are: 1993-11 helicopters recording 8,420 revenue hours; 1992-11 helicopters recording 9,800 revenue hours and 1991-12 helicopters recording 1,750 revenue hours over the last two months of that year.

         Perceptible trends existing in the aviation markets in which the Company operates are shown below:

- --------------------------------------------------------------------------------
ALASKA-Generally stable market conditions

GULF OF MEXICO-Moderately improving market conditions

NORTH SEA-Moderately reduced flight support activity
- --------------------------------------------------------------------------------

         The Company cannot predict whether these market trends will continue. Increases or decreases in energy company exploration and production activities, as well as shifts of such activities from one market to another, can result in changes in demand for flight services in the aviation markets in which the Company competes. Seasonal weather patterns can also affect demand. To address these market fluctuations, the Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical.

MANUFACTURING OPERATIONS. In February 1994, the Company purchased the net assets of Marathon LeTourneau Company for $52.1 million with $10.4 million cash paid at the time of the purchase and the balance being seller-financed by promissory notes bearing interest at 7% and payable at the end of five years. The company operates a mini-steel mill that recycles scrap and produces alloy steel and steel plate; a manufacturing facility that produces heavy equipment for the mining and timber industries including, among other things, front-end loaders up to 50 ton capacity and trucks under the registered trademark, Titan, up to 240 ton capacity; and a marine division that has built over one-third of all mobile offshore jack-up drilling rigs, including all twenty operated by Rowan.

         With revenues in excess of $95 million in 1993, LeTourneau was profitable and generated a positive cash flow from operations. Management is currently evaluating the product and service lines with the intention of enhancing operating results in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1993 and 1992 were as follows (dollars in millions):

December 31,                        1993             1992
- ------------                       -------          -------
Cash and cash equivalents          $ 116.8          $  29.6
Current assets                     $ 216.3          $ 103.1
Current liabilities                $  44.2          $  41.7
Current ratio                         4.90             2.47
Current maturities of
  long-term debt                   $   8.1          $   7.9
Long-term debt                     $ 207.1          $ 212.9
Stockholders' equity               $ 460.3          $ 375.8
Long-term debt/
  stockholders' equity                 .45              .57
                                   -------          -------

         In 1991, the Company entered into several financial transactions as follows: the issuance of $200 million of 117-8% Senior Notes due 2001, the obtaining of a $35 million unsecured revolving line of credit, the call for redemption in January 1992 of $125 million of 133-4% Senior Notes due 1996 and the purchase of a 49% interest in KLM Helikopters for approximately $26 million. See Note 2 of the Notes to Consolidated Financial Statements for additional information pertinent to the redemption of the 133-4% Senior Notes.

         In 1993, the Company sold 10 million shares of common stock using the $92 million of net proceeds to expand the Company's turnkey drilling operations and increase working capital. Also during 1993, the Company repaid $10 million outstanding under the $35 million unsecured revolving line of credit, canceling the line at the time of such repayment, and entered into a $3.6 million nonrecourse bank loan agreement to finance the purchase of two fixed-wing aircraft in conjunction with a five-year medivac service contract requiring the use of three aircraft.

         The Company estimates 1994 capital expenditures will be between $25 million and $35 million. These expenditures are in addition to the $52.1 million purchase of the net assets of Marathon LeTourneau. The Company may also spend amounts to acquire additional aircraft as market conditions justify and to upgrade existing offshore rigs.

         Cash flow from operations has fluctuated during the three years ended December 31, 1993 as a result of the operational fluctuations discussed previously. Net cash provided by (used in) operations was $18.4 million in 1993, ($29.9 million) in 1992 and $26.3 million in 1991. Based on the current level of operations and the previously discussed operational trends, it is management's opinion that cash provided by operations and existing working capital will be adequate to sustain planned capital expenditures and debt service requirements for the foreseeable future. At January 31, 1994, the Company had working capital of approximately $170 million.

         At December 31, 1993, the provisions of the Company's existing indebtedness would allow the Company to enter into sale/leaseback transactions with a maximum value of approximately $72.2 million.

         In 1991, 1992 and through the first five months of 1993, the Company was prohibited from paying dividends on its common stock under the terms of its Senior Notes. With the addition of the proceeds from the public offering of 10 million shares of common stock in June 1993, the Company's ability to pay cash dividends was restored, although no dividends were paid. Furthermore, the Company does not intend to pay dividends on its common stock until it achieves and sustains a suitable level of profitability. See Note 5 of the Notes to Consolidated Financial Statements.

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the cost of retiree health care and other postretirement benefits during the years an employee provides services. Prior to 1993, the Company recognized the cost of these benefits as they were paid. The effect of adopting the statement for the year ended December 31, 1993 was to increase net periodic postretirement benefit cost and the net loss by approximately $3 million. See Note 6 of the Notes to Consolidated Financial Statements.

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," under which deferred income tax assets and liabilities reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. The effect of adopting the statement on the Company's 1993 consolidated financial statements was not significant due to the expected realization of sufficient tax loss carryforwards and other future deductible amounts to offset future taxable amounts, based on the projected reversal of such differences. See Note 7 of the Notes to Consolidated Financial Statements.

    FINANCIAL STATEMENTS              INDEPENDENT AUDITORS' REPORT
    15      INDEPENDENT               Rowan Companies, Inc. and Subsidiaries:
            AUDITORS' REPORT
                                      We have audited the accompanying consolidated balance sheet of Rowan Companies,
    16      CONSOLIDATED              Inc. and Subsidiaries (the "Company") as of December 31, 1993 and 1992, and the
            BALANCE SHEET             related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31,
    17      CONSOLIDATED STATEMENT    1993. These financial statements are the responsibility of the Company's
            OF OPERATIONS             management. Our responsibility is to express an opinion on these financial statements based on our audits.
    18      CONSOLIDATED STATEMENT
            OF CHANGES IN                     We conducted our audits in accordance with generally accepted auditing
            STOCKHOLDERS' EQUITY      standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of
    19      CONSOLIDATED STATEMENT    material misstatement. An audit includes examining, on a test basis, evidence
            OF CASH FLOWS             supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant
    20      NOTES TO CONSOLIDATED     estimates made by management, as well as evaluating the overall financial
            FINANCIAL STATEMENTS      statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                              In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December
                                      31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

                                              As described in Notes 1 and 6 to the Consolidated Financial Statements,
                                      the Company changed its methods of accounting for income taxes and the cost of retiree health care effective January 1, 1993 to conform with the provisions of
                                      Statements of Financial Accounting Standards Nos. 109 and 106, respectively.

                                      DELOITTE & TOUCHE
                                      Deloitte & Touche
                                      Houston, Texas
                                      March 7, 1994

                     Rowan Companies, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEET

                                                                                           December 31,
                                                                                   --------------------------
(In thousands except share amounts)                                                  1993              1992
- -----------------------------------                                                ---------         --------
ASSETS
Current Assets:
  Cash and cash equivalents                                                        $  116,778       $   29,550
  Receivables-trade and other                                                          83,429           54,562
  Materials and supplies-at cost                                                       14,002           14,672
  Prepaid expenses                                                                      1,312              980
  Costs of turnkey drilling contracts in progress                                         785            3,374
                                                                                   ----------       ----------
    Total current assets                                                              216,306          103,138
                                                                                   ----------       ----------
Investment In and Advances To 49% Owned Companies                                      33,569           33,596
                                                                                   ----------       ----------
Property and Equipment-at cost:
  Drilling equipment                                                                  950,538          939,793
  Aircraft and related equipment                                                      166,791          162,001
  Other property and equipment                                                         81,636           79,801
                                                                                   ----------       ----------
    Total                                                                           1,198,965        1,181,595
  Less accumulated depreciation and amortization                                      691,772          643,776
                                                                                   ----------       ----------
    Property and equipment-net                                                        507,193          537,819
                                                                                   ----------       ----------
Other Assets and Deferred Charges                                                       8,195            9,748
                                                                                   ----------       ----------
      Total                                                                        $  765,263       $  684,301
                                                                                   ----------       ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt (Note 2)                                    $    8,127       $    7,857
  Accounts payable-trade                                                               15,887           13,012
  Other current liabilities (Note 4)                                                   20,175           20,872
                                                                                   ----------       ----------
    Total current liabilities                                                          44,189           41,741
                                                                                   ----------       ----------
Long-Term Debt-less current maturities (Note 2)                                       207,137          212,907
                                                                                   ----------       ----------
Other Liabilities (Notes 6 and 9)                                                      30,409           26,449
                                                                                   ----------       ----------
Deferred Credits:
  Income taxes (Note 7)                                                                 4,314            5,117
  Gain on sale/leaseback transactions (Note 9)                                         18,742           21,941
  Other                                                                                   172              392
                                                                                   ----------       ----------
    Total deferred credits                                                             23,228           27,450
                                                                                   ----------       ----------
Commitments and Contingent Liabilities (Note 9)
Stockholders' Equity:
  Preferred stock, $1.00 par value:
    Authorized 5,000,000 shares issuable in series:
      Series I Preferred Stock, authorized 6,500 shares, none issued
      Series II Preferred Stock, authorized 6,000 shares, none issued
      Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
  Common stock, $.125 par value; authorized 150,000,000 shares; issued 85,349,906
    shares at December 31, 1993 and 74,645,344 shares at December 31, 1992 (Note 3)    10,669            9,331
  Additional paid-in capital                                                          385,937          289,470
  Retained earnings (Note 5)                                                           66,179           79,438
  Less cost of treasury stock-1,457,919 shares in 1993 and 1992                         2,485            2,485
      Total stockholders' equity                                                      460,300          375,754
                                                                                   ----------       ----------
        Total                                                                      $  765,263       $  684,301
                                                                                   ----------       ----------

See Notes to Consolidated Financial Statements.

                     Rowan Companies, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                        For the Years Ended December 31,
                                                                   --------------------------------------------
(In thousands except per share amounts)                                1993           1992             1991
- ---------------------------------------                            ----------      -----------      -----------
Revenues:
  Drilling operations                                              $  271,022      $   162,121      $   170,739
  Aircraft operations                                                  82,174           87,877          101,433
                                                                   ----------      -----------      -----------
    Total                                                             353,196          249,998          272,172
                                                                   ----------      -----------      -----------
Costs and Expenses:
  Drilling operations                                                 211,095          162,816          147,853
  Aircraft operations                                                  68,882           74,347           82,364
  Depreciation and amortization                                        51,918           51,367           52,954
  General and administrative                                           13,940           12,092           11,739
                                                                   ----------      -----------      -----------
    Total                                                             345,835          300,622          294,910
                                                                   ----------      -----------      -----------
Income (Loss) From Operations                                           7,361          (50,624)         (22,738)
                                                                   ----------      -----------      -----------
Other Income (Expense):
  Interest expense                                                    (25,361)         (26,254)         (21,379)
  Gain on disposals of property and equipment                           1,955              731            1,660
  Interest income                                                       2,348            2,658            4,763
  Other-net                                                               150              165              127
                                                                   ----------      -----------      -----------
    Other income (expense)-net                                        (20,908)         (22,700)         (14,829)
                                                                   ----------      -----------      -----------
Income (Loss) Before Income Taxes                                     (13,547)         (73,324)         (37,567)
  Provision (credit) for income taxes (Note 7)                           (288)             429            1,174
                                                                   ----------      -----------      -----------
Income (Loss) Before Extraordinary Charge                             (13,259)         (73,753)         (38,741)
  Extraordinary charge from redemption of debt (Note 2)                                                  (5,627)
                                                                   ----------      -----------      -----------
Net Income (Loss)                                                  $  (13,259)     $   (73,753)     $   (44,368)
                                                                   ----------      -----------      -----------
Earnings (Loss) Per Share of Common Stock (Note 1):
  Income (loss) before extraordinary charge                        $     (.17)     $     (1.01)     $      (.53)
  Extraordinary charge                                                                                     (.08)
                                                                   ----------      -----------      -----------
  Net Income (Loss)                                                $     (.17)     $     (1.01)     $      (.61)
                                                                   ----------      -----------      -----------

See Notes to Consolidated Financial Statements.

                     Rowan Companies, Inc. and Subsidiaries
           Consolidated Statement of Changes in Stockholders' Equity


                                                      For the Years Ended December 31, 1993, 1992 and 1991
                                            ------------------------------------------------------------------------
                                                          Common Stock
                                            ------------------------------------------
                                                Issued                In Treasury             Additional
                                            ----------------      --------------------         Paid-in      Retained
(In thousands)                              Shares    Amount      Shares        Amount         Capital      Earnings
- --------------                              ------    ------      ------        ------        ----------    --------
Balance, January 1, 1991                    74,087    $ 9,261     1,458        $ 2,485        $ 281,413     $197,559
  Exercise of stock options                    240         30                                       209
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                                   3,749
  Net loss                                                                                                   (44,368)
                                            ------    -------     -----        -------        ---------     --------
Balance, December 31, 1991                  74,327      9,291     1,458          2,485          285,371      153,191
  Exercise of stock options                    318         40                                       279
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                                   3,820
  Net loss                                                                                                  (73,753)
                                            ------    -------     -----        -------        ---------     --------
Balance, December 31, 1992                  74,645      9,331     1,458          2,485          289,470       79,438
  Exercise of stock options                    531         66                                       464
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                                   4,282
  Conversion of subordinated debentures        174         22                                       978
  Sale of common stock (Note 3)             10,000      1,250                                    90,743
  Net loss                                                                                                   (13,259)
                                            ------    -------     -----        -------        ---------     --------
Balance, December 31, 1993 (Notes 3 and 5)  85,350    $10,669     1,458        $ 2,485        $ 385,937     $ 66,179
                                            ------    -------     -----        -------        ---------     --------


See Notes to Consolidated Financial Statements.

                     Rowan Companies, Inc. and Subsidiaries
                      Consolidated Statement of Cash Flows



                                                                        For the Years Ended December 31,
                                                                   --------------------------------------------
(In thousands)                                                         1993           1992             1991
- --------------                                                     -----------     -----------      -----------
Cash Provided By (Used In):
  Operations:
    Net income (loss)                                              $  (13,259)     $   (73,753)     $   (44,368)
    Noncash charges (credits) to net income (loss):
      Depreciation and amortization                                    51,918           51,367           52,954
      Gain on disposals of property and equipment                      (1,955)            (731)          (1,660)
      Compensation expense                                              4,282            3,820            3,749
      Change in sale/leaseback payable                                   (273)           1,668            1,360
      Amortization of sale/leaseback gain                              (3,198)          (3,207)          (3,198)
      Provision for pension and postretirement benefits                 5,637            2,881            1,907
      Other-net                                                          (785)          (1,936)           2,545
    Changes in current assets and liabilities:
      Receivables-trade and other                                     (28,867)          (3,815)           2,789
      Other current assets                                              2,927           (1,410)            (365)
      Current liabilities                                                 774           (6,457)           7,093
    Net changes in other noncurrent assets and liabilities              1,165            1,628            3,450
                                                                   ----------      -----------      -----------
  Net cash provided by (used in) operations                            18,366          (29,945)          26,256
                                                                   ----------      -----------      -----------
  Investing activities:
    Capital expenditures:
      Property and equipment additions                                (21,989)         (39,528)         (57,619)
      Investment in subsidiaries and affiliates                                                         (27,999)
    Advances to affiliates                                               (100)          (1,956)          (5,074)
    Proceeds from disposals of property and equipment                   2,929            2,686            2,602
                                                                   ----------      -----------      -----------
  Net cash provided by (used in) investing activities                 (19,160)         (38,798)         (88,090)
                                                                   ----------      -----------      -----------
  Financing activities:
    Proceeds from issuance of 117-8% Senior Notes,
      net of issue costs                                                                                195,572
    Proceeds from common stock offering, net of issue costs            91,993
    Proceeds from revolving credit arrangements                        10,000                            15,000
    Payments on revolving credit arrangements                         (10,000)                          (15,000)
    Proceeds from other borrowings                                      3,560
    Repayments of other borrowings                                     (8,061)        (132,857)          (7,857)
    Premium on redemption of debt                                                       (3,750)
    Other-net                                                             530              319              239
                                                                   ----------      -----------      -----------
  Net cash provided by (used in) financing activities                  88,022         (136,288)         187,954
                                                                   ----------      -----------      -----------
Increase (Decrease) in Cash and Cash Equivalents                       87,228         (205,031)         126,120
Cash and Cash Equivalents, Beginning of Year                           29,550          234,581          108,461
                                                                   ----------      -----------      -----------
Cash and Cash Equivalents, End of Year                             $  116,778      $    29,550      $   234,581
                                                                   ----------      -----------      -----------

See Notes to Consolidated Financial Statements.

                     Rowan Companies, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries (the "Company").

         The Company accounts for its investment in less-than-50% owned companies using the equity method.

         The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a thirty-year period. At Decem-ber 31, 1993, the unamortized excess cost was $3,521,000.

         Material intercompany transactions are eliminated in consolidation.

REVENUE RECOGNITION. Most drilling contracts are on a day rate basis, and revenues and expenses are recognized as the work progresses. The Company also utilizes turnkey contracts for certain of its drilling operations. Under these short-term, fixed price arrangements, revenues and expenses are recognized on a completed contract basis.

         The Company's aviation services generally are provided under master service agreements (which provide for incremental payments based on usage), term contracts, or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

RECLASSIFICATIONS. Certain reclassifications have been made in the 1992 and 1991 amounts to conform with 1993 presentations.

STATEMENT OF CASH FLOWS. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

         Noncash financing activities consisted of the conversion of $1,000,000 princi-pal amount of Series I Floating Rate Convertible Subordinated Debentures into 173,913 shares of common stock in 1993. See Notes 2 and 3.

PROPERTY AND DEPRECIATION. For financial reporting purposes, the Company computes depreciation using the straight-line method over the estimated useful lives of the related assets as follows:

                                                 Salvage
                                    Years         Value
- ---------------------------------------------------------
Marine drilling equipment:
  Semi-submersible                   15            20%
  Cantilever jack-ups                15            20%
  Conventional jack-ups              12            20%
  Barges                             12            20%
Land drilling equipment            8 to 12         20%
Drill pipe and
  tubular equipment                   4            10%
Aviation equipment:
  Aircraft                         7 to 10      15% to 25%
  Other                            2 to 10       various
Other property and equipment       3 to 40       various
- ---------------------------------------------------------


         The Company depreciates its equipment from the date placed in service until the equipment is sold or becomes fully depreciated.

         The Company capitalizes, during the construction period, an allocation of the interest cost incurred during the period required to complete the asset. Engineering salaries and other expenses related to the construction of drilling equipment are also capitalized.

         Expenditures for betterments are capitalized. Costs of assets sold or retired and related amounts of accumulated depreciation and amortization are eliminated from the accounts and the resulting gains or losses on disposal of the assets are recorded in operations. Expenditures for maintenance and repairs are charged to operations as incurred. Maintenance and repairs for 1993, 1992 and 1991 amounted to $32,326,000, $33,233,000 and $38,310,000, respectively.

INCOME TAXES. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109")under which deferred income tax assets and liabilities reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. The cumulative effect of adopting SFAS 109 on the Company's 1993 consolidated financial statements was not significant. In 1992 and 1991, the Company provided for income taxes based upon timing differences between financial and taxable income under Accounting Principles Board Opinion No. 11, which was superseded by SFAS 109.

EARNINGS (LOSS) PER COMMON SHARE. Earnings (loss) per share amounts are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Shares issuable upon conversion of the Series I and Series II Floating Rate Convertible Subordinated Debentures are excluded from the average number of shares for the computation of per share amounts because their effect is antidilutive. Additionally, shares issuable upon the exercise of stock options are excluded because their effect is insignificant.

2. LONG-TERM DEBT

Long-term debt consisted of (in thousands):

December 31,                                 1993                1992
- ------------                              ---------            --------
117-8% Senior Notes due 2001              $ 200,000            $200,000
Nonrecourse note payable in
  quarterly installments
  through 1994 at various rates
  collateralized by the drilling
  rig Rowan Gorilla IV costing
  approximately $81,500,000                   7,857              15,714
Nonrecourse note payable
  in quarterly installments
  through 1998 with a final
  balloon payment due at
  maturity; bearing interest
  at 7% and collateralized
  by two aircraft costing
  approximately 3,600,000                     3,357
Series I subordinated
  convertible debentures
  due 1996 bearing interest
  at 1-2% above prime rate                      450               1,450
Series II subordinated
  convertible debenture
  due 1997 bearing interest
  at 1-2% above prime rate                    3,600               3,600
                                          ---------            --------
Total                                       215,264             220,764
Less current maturities                       8,127               7,857
                                          ---------            --------
Remainder                                 $ 207,137            $212,907
                                          ---------            --------

         Maturities of long-term debt for the five years ending December 31, 1998 are as follows: 1994--$8,127,000, 1995--$289,000, 1996--$759,000,
1997--$3,932,000 and 1998--$2,157,000.

         In December 1991, the Company concurrently issued $200,000,000 principal amount of 11 7/8% Senior Notes maturing in December 2001 (the "11 7/8% Notes") and called its outstanding 13 3/4% Senior Notes due 1996 (the "13 3/4% Notes"). The 13 3/4% Notes were redeemed in January 1992 at an aggregate redemption price of $128,750,000 from the net proceeds from the sale of the 11 7/8% Notes. This redemption of the 13 3/4% Notes resulted in an extraordinary charge of $5,627,000, or $.08 per share, comprised of a $3,750,000 call premium and unamortized issue costs of $1,877,000.

         The 11 7/8% Notes may be redeemed early, in whole or in part from time to time at the Company's option, beginning December 1, 1996, upon payment of a premium of 6% and descending 2% annually from that date to December 1, 1999, when the Company may redeem them at the principal amount.

         The nonrecourse note payable collateralized by the drilling rig, Rowan Gorilla IV, bears interest at the following rates, depending on the Company's election: a) 3/8% above the London Interbank offered rate, b) 5/8% to 7/8% above the New York certificate of deposit dealer rate, or c) 1-4% above the prime rate. At December 31, 1993, the interest rate was 3 3/4%.

         In January 1993, the Company entered into a five-year nonrecourse loan agreement with a bank to finance the purchase of two fixed-wing aircraft for $3,560,000. The resulting notes payable are collateralized by the aircraft and bear a fixed interest rate of 7%. The notes will be repaid in quarterly installments through 1998, with a final balloon payment due at maturity.

         The $450,000 principal amount of Series I Floating Rate Convertible Subordinated Debentures is convertible into $450,000 Series I Preferred Stock, which may be converted into an aggregate of 78,260 shares of the Company's common stock at an initial conversion price of $5.75 per share. At December 31, 1993 the interest rate was 61-2%. See Note 3 for further information.

         The $3,600,000 principal amount of the Series II Floating Rate Convertible Subordinated Debenture is convertible into $3,600,000 Series II Preferred Stock, which may be converted into an aggregate of 400,000 shares of the Company's common stock at an initial conversion price of $9.00 per share. At December 31, 1993, the interest rate was 61-2%. See Note 3 for further information.

         In May 1991, the Company guaranteed the indebtedness of an unconsolidated affiliate under a $3,000,000 revolving credit agreement. At December 31, 1993, $500,000 was outstanding under this agreement. Subsequent to year-end, the $500,000 was repaid and the revolving credit agreement and guarantee were canceled.

         Interest payments for 1993, 1992 and 1991, were $24,867,000, $32,965,000 and $19,780,000, respectively.

         Certain debt agreements of the Company contain various provisions that require an excess of current assets over current liabilities, require an excess of stockholders' equity over consolidated funded indebtedness, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock, and present and future common stock dividend payments. See Note 5 for further information.

3. STOCKHOLDERS' EQUITY

The Company has two nonqualified stock option plans through which options have been granted to certain key employees.

         Under the terms of the Company's 1980 Nonqualified Stock Option Plan (the "1980 Plan"), the Board of Directors granted options to purchase a total of 1,000,000 shares of the Company's common stock. The Board of Director's authority to grant additional options under the 1980 Plan expired on January 25, 1990.

         Under the original terms of the 1988 Nonqualified Stock Option Plan (the "1988 Plan"), the Board of Directors could grant before January 21, 1998 options to purchase a total of 2,000,000 shares of the Company's common stock. Subsequently, at the April 1992 Annual Stockholders Meeting, the stockholders of the Company approved an amendment to extend the term of the 1988 Plan to January 21, 2003 and to increase to 7,000,000 the number of shares of common stock that could be issued pursuant to options granted thereunder. At December 31, 1993, options for 3,816,504 shares had been granted at an exercise price of $1.00 per share.

         At December 31, 1993, 254 active, key employees had been granted options. Options are exercisable to the extent of 25% after one year from date of grant, 50% after two years, 75% after three years and 100% after four years. For both the 1980 Plan and the 1988 Plan, all options not exercised expire ten years after the date of grant.

         For financial accounting purposes, the Company recognizes compensation expense with respect to any given nonqualified option in an amount equal to the difference between the market price per share and the option price per share on the date of grant, multiplied by the number of shares granted. The compensation is recorded as expense to the Company over the period of time during which the employee performs services to earn the right to exercise the option and an equal amount is credited to additional paid-in capital. The income tax effect related to this compensation is recorded as an increase or decrease to the provision for income taxes in the same period the compensation is recorded as expense.

         Stock option activity during 1993, 1992 and 1991 was as follows:

                                  Number of Shares
                                  ----------------
                            1993          1992          1991
                            ----          ----          ----
Stock options
  outstanding,
  beginning of year,
  at $1.00 per share   1,490,475     1,492,900     1,357,375
Changes during
  the year:
    Granted,
      at $1.00
      per share          707,250       344,750       444,000
    Exercised           (530,650)     (318,675)     (239,225)
    Expired              (50,750)      (28,500)      (69,250)
                       ----------    ----------    ---------
Stock options
  outstanding,
  end of year          1,616,325     1,490,475     1,492,900
                       ---------     ---------     ---------
Stock options
  exercisable,
  end of year            317,137       389,975       263,900
                       ---------     ---------     ---------
Stock options
  available for grant,
  end of year:
    1988 Plan          4,417,821     5,074,321       393,571
                       ---------     ---------     ---------

         The Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan (the "Plan") provides for the issuance to key employees of up to $20,000,000 in aggregate principal amount of the Company's floating rate convertible subordinated debentures. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock.

         Since inception of the plan, debentures in the aggregate principal amount of $9,625,000 have been issued by the Company. Out of the initial issue of $5,125,000 principal amount of debentures in 1986, $450,000 were outstanding at December 31, 1993 and are ultimately convertible into common stock at $5.75 per share for each $1,000 principal amount of debenture at any time through June 13, 1996, unless earlier redeemed or the conversion privilege is terminated. In 1987, the Company issued a debenture in the principal amount of $4,500,000, of which $3,600,000 was outstanding at December 31, 1993. This residual amount is ultimately convertible into common stock at $9.00 per share for each $1,000 principal amount of the debenture at any time through September 10, 1997, unless earlier redeemed or the conversion privilege is terminated.

         On February 25, 1992, the Company adopted a Stockholders Rights Agreement to protect against coercive takeover tactics. The agreement provides for the distribution to the Company's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of new Series A Junior Preferred Stock of the Company at an exercise price of $30. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of the Company or an acquiring entity at 1/2 market value. The Rights are exercisable only if a person or group acquires 15% or more of the Company's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on February 25, 2002. The Company may generally redeem the Rights at a price of $.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired. One million five hundred thousand shares of the Company's preferred stock have been designated Series A Junior Preferred Stock and reserved for issuance upon exercise of the Rights.

         In June 1993, the Company sold 10,000,000 shares of its common stock in a public offering. Net proceeds from the sale were $91,993,000 after deducting underwriting commissions of $3,850,000 and direct offering costs of $407,000.

4.       OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

December 31,                     1993           1992
- ------------                   --------       -------
Gain on sale/leaseback
  transactions                 $ 3,198        $ 3,198
Customer advances                               1,039
Accrued liabilities:
  Income taxes                      596           802
  Compensation and related
    employee costs                9,082         9,507
  Interest                        2,018         1,979
  Taxes and other                 5,281         4,347
                               --------      --------
Total                          $ 20,175      $ 20,872
                               ========      ========

5.       RESTRICTIONS ON RETAINED EARNINGS

Under the terms of certain debt agreements, the Company has agreed not to declare dividends or make any distribution on its common stock unless the total dividends or distributions subsequent to December 31, 1991 are less than the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1991, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1991, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1991. Under this dividend restriction, the Company had a computed positive balance of $24,981,000 at December 31, 1993. Subject to these restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions, in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

6.       BENEFIT PLANS

Since 1952, the Company has sponsored a defined benefit pension plan covering substantially all of its employees. The benefits are based on an employee's years of service and average earnings for the five highest consecutive calendar years of compensation during the ten years immediately preceding retirement. The Company's policy is to fund the minimum amount required by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

         The following table sets forth the plan's status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

                                 1993          1992           1991
                                 ----          ----           ----
Actuarial present
  value of benefit
  obligations:
Accumulated
  benefit
  obligation,
  Vested benefits              $ 76,974      $ 65,519       $ 56,954
                               --------      --------       --------
  Total benefits               $ 83,960      $ 68,556       $ 61,296
                               --------      --------       --------
Plan assets at
  fair value                   $ 89,843      $ 85,183       $ 78,883
Projected benefit
  obligation for
  service rendered
  to date                        98,263        83,889         74,778
                               --------      --------       --------
Plan assets in excess
  of (less than)
  projected benefit
  obligation                     (8,420)        1,294          4,105
Unrecognized
  net (gain) loss                 4,091        (2,351)        (1,759)
Unrecognized net
  benefits being
  recognized over
  15 years                       (7,268)       (8,479)        (9,691)
Unrecognized prior
  service cost                      892         1,024          1,156
Accrued pension cost
  included in
  Other Liabilities            $(10,705)     $ (8,512)      $ (6,189)
                               --------      --------       --------

         Plan assets consist primarily of equity securities and U.S. Treasury bonds and notes. At December 31, 1993, equity securities included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share.

         At December 31, 1993, $14,200,000 of plan assets were invested in a dedicated bond fund. The plan had a basis in these assets of $11,100,000 yielding approximately 5.6% to maturity.

         Net pension costs included the following components (in thousands):

                                 1993          1992           1991
                                 ----          ----           ----
Service cost-benefits
  earned during
  the period                    $ 3,982       $ 3,632        $ 3,743
Interest cost on
  projected benefit
  obligation                      6,796         6,334          6,007
Actual return on
  plan assets                    (8,580)       (9,590)           157
Net amortization
  and deferral                       (5)        1,948         (8,153)
                                -------       -------        -------
Net periodic
  pension cost                  $ 2,193       $ 2,324        $ 1,754
                                =======       =======        =======

         Assumptions used in calculations were:

                                   1993          1992           1991
                                   ----          ----           ----
Discount rate                      7.5%          8.5%           9.0%
Rate of compensation
  increase                         4.5%          4.5%           6.0%
Expected rate of return
  on plan assets                   9.0%          9.0%           8.5%
                                   ---           ---            ---

         In 1991 the Company established the Rowan Companies, Inc. Pension Restoration Plan for certain key executives. This plan supplements the benefits that are otherwise limited by section 415 of the Internal Revenue Code. The plan is unfunded and had a projected benefit obligation at December 31, 1993 of $2,246,000. The net pension liability as of that date was $1,118,000. Net pension cost was $408,000 in 1993, $557,000 in 1992 and $153,000 in 1991.

         In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age while working for the Company.

         Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of the cost of retiree health care and other postretirement benefits during the years an employee provides services. Prior to 1993, the Company recognized the cost of these benefits as they were paid. The effect of adopting the statement for the year ended December 31, 1993 was to increase net periodic postretirement benefit cost and the net loss by approximately $3,000,000 ($.04 per share).

         The following table sets forth the plan's status and the amount recognized in the Company's consolidated balance sheet at December 31, 1993 (in thousands):

Accumulated postretirement
  benefit obligations:
  Retirees                                   $  8,980
  Fully eligible active plan participants       5,880
  Other active plan participants                9,464
                                             --------
    Total benefits                             24,324
Unrecognized transition obligation
  being recognized over 20 years              (17,967)
Unrecognized net loss                          (3,321)
                                             --------
Accrued postretirement benefit cost
  included in Other Liabilities              $  3,036
                                             ========

         The actuarially determined accumulated postretirement benefit obligation reflects health care cost trend rates of 14% for 1993 and decreasing by 1% annually through 2001 and a discount rate of 7.5%. A one percentage point increase in the assumed health care cost trend rate would increase net periodic postretirement benefit cost by approximately $700,000 and increase the accumulated postretirement benefit obligation by approximately $3,250,000.

         Net postretirement benefit cost for 1993 included the following components (in thousands):

Service cost                                  $ 1,039
Interest cost                                   1,537
Net amortization and deferral                     946
                                              -------
Net periodic postretirement benefit cost      $ 3,522
                                              =======

         Postretirement benefit costs recognized in 1992 and 1991 on a pay-as-you-go basis were $856,000 and $1,143,000, respectively. Cash payments for postretirement benefits in 1993 were approximately $500,000.

7.       INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                   1993          1992           1991
                                   ----          ----           ----
Current:
  Federal                         $ 123         $ (82)        $   40
  Foreign                           501           707          1,100
  State                                             7              3
                                  -----         -----         ------
    Total current
      provision                     624           632          1,143
Deferred-foreign                   (912)         (203)            31
                                  -----         -----         ------
Total                             $(288)        $ 429         $1,174
                                  =====         =====         ======

         Total income tax expense (credit) shown in the consolidated statement of operations differs from the amount that would be computed if the income
(loss) before income taxes was multiplied by the federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows (in thousands):

                                  1993          1992           1991
                                  ----          ----           ----
Statutory rate                       35%           34%            34%
Tax at statutory rate           $(4,742)     $(24,930)      $(12,773)
Increase (decrease)
  in taxes resulting
  from:
  Limitation on
    utilization of
    tax benefits                  3,679        24,214         12,108
  Additional taxes
    on foreign
    source income                   551           505          1,131
  Nondeductible
    compensation
    expense                          28           609            655
  Alternative
    minimum tax                     123
  Other-net                          73            31             53
                                -------      --------       --------
Total                           $  (288)     $    429       $  1,174
                                =======      ========       ========

         Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1993 were as follows (in thousands):

                               Deferred    Deferred
                                  Tax        Tax
                                Assets    Liabilities
                               --------   -----------
Property                                    $ 104,974
Deferred sale/leaseback
  gain                         $  7,682
Accrued pension and
  postretirement
  benefit costs                   5,109
ESOP/PAYSOP
  contributions                   1,836
Net operating loss
  carryforward                   91,869
Investment tax credit
  carryforward                   58,256
Foreign income taxes
  payable                                       2,644
Other-net                         1,629         1,412
Subtotal                        166,381       109,030
                               --------      --------
Valuation allowance             (61,665)
                               --------      --------
Total                          $104,716      $109,030
                               ========      ========

         The deferred tax liabilities in excess of deferred tax assets represents the amount of deferred income tax liability shown in the consolidated balance sheet. The valuation allowance consists of investment tax credit carryforwards and a portion of the net operating loss carryovers which are forecast as not being utilized prior to their statutory expiration dates. The sources of significant timing differences which gave rise to deferred income tax expense and their effects were as follows (in thousands):

                                  1993          1992           1991
                                  ----          ----           ----
Property and
  equipment                     $(5,728)      $(6,916)       $(9,270)
Oil and gas
  exploration costs                                57           (389)
Deferred gain on
  sale/leaseback of
  drilling rigs                   1,120         1,090          1,080
Net operating loss
  carryforward                    4,758         6,611          9,591
Pension and
  postretirement
  benefit provisions             (1,792)         (841)          (645)
Other-net                           730          (204)          (336)
                                -------       -------        -------
Total deferred
  taxes                         $  (912)      $  (203)       $    31
                                =======       =======        =======

         At December 31, 1993 the Company had $53,011,000 of regular investment tax credits and $5,246,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 1994-$1,807,000, 1995-$6,954,000,
1996-$12,772,000, 1997-$11,069,000, 1998-$8,027,000, 1999-$10,110,000, 2000-
$2,017,000 and 2001-$5,501,000.

         At December 31, 1993, the Company had for federal income tax purposes, net operating loss carryforwards of approximately $262,483,000 which will expire, if not utilized, as follows: 2001-$87,148,000, 2002-$129,123,000 and
2007-$46,212,000.

         Deferred income taxes not provided for undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $3,700,000 at December 31, 1993.

         Loss before income taxes and the extraordinary charge consisted of $(10,346,000), $(64,158,000) and $(28,608,000) of domestic income (loss), and
$(3,201,000), $(9,166,000), and $(8,959,000) of foreign losses for 1993, 1992 and 1991, respectively.

         Income tax payments exceeded refunds by $248,000 in 1993, $1,493,000 in 1992 and $1,518,000 in 1991.

8.       FAIR VALUES OF FINANCIAL INSTRUMENTS

Except for the 11 7/8% Notes discussed below, at December 31, 1993, the carrying amounts approximate fair values for the Company's cash, cash equivalents and long-term debt. For cash and cash equivalents, this is due to the short maturity of the instruments. For long-term debt other than the 11 7/8% Notes, the fair value is estimated based on the quoted market prices for similar issues.

         The 11 7/8% Notes had a carrying amount of $200,000,000 on December 31, 1993 and a fair value of $220,250,000 as of that date. This value is based on its quoted price on the New York Stock Exchange.

9.       COMMITMENTS AND
         CONTINGENT LIABILITIES

During 1984, the Company entered into a sale/leaseback transaction whereby the Company sold the Rowan-Halifax, a cantilever jack-up, for $66,500,000 in cash and leased the rig back under a 15-year operating lease at an effective interest rate of about 9.3%. In 1985, the Company sold a similar jack-up, the Cecil Provine, for $60,000,000 in cash and entered into a 15-year operating lease at an effective interest rate of about 8.0%. Under each lease agreement, at the end of the basic 15-year lease, the Company has an option to purchase the rig at the then fair market value, terminate the lease, or renew the lease at the lesser of a) a fixed rental renewal of 50% of the weighted average amount of the semi-annual installments during the basic term, or b) a fair market rental renewal. Each transaction has resulted in a gain which has been deferred for financial statement purposes and is being recognized over its respective lease term.

         Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis. However, the payments themselves are variable and generally increase over the respective lease terms. The excess of inception-to-date expenses over related payments is included among Other Liabilities on the consolidated balance sheet. At December 31, this amount was $15,549,000 and $17,226,000 for 1993 and 1992, respectively.

         The Company has operating leases covering aircraft, related hangers, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $17,633,000 in 1993, $18,746,000 in 1992, and $19,797,000 in 1991. As of December 31, 1993, the future minimum payments to be made under noncancelable operating leases were (in thousands):

1994                           $ 21,158
1995                             20,483
1996                             19,330
1997                             21,850
1998                             18,165
Later Years                      38,475
                               --------
Total                          $139,461
                               ========

         The Company estimates 1994 capital expenditures at between $25,000,000 and $35,000,000. These expenditures are in addition to the $52,100,000 purchase of the net assets of Marathon LeTourneau. See Note 12.

         In the Company's opinion, at December 31, 1993, there were no contingencies, claims or lawsuits against the Company which could have a significant effect on its financial position or results of operations.

10.      SEGMENTS OF BUSINESS

In 1993 and earlier years, the Company has had two principal segments of business: drilling of oil and gas wells, both offshore and onshore ("Drilling"), and charter helicopter and fixed-wing aircraft services ("Aviation"). The first segment includes contract and turnkey drilling, utilizing mobile drilling rigs. Beginning in 1994 the Company will have a third segment, Manufacturing. See Note 12. Contract drilling activities are performed in both domestic and foreign areas. Aviation operations relate primarily to oil and gas related activities in Alaska and the Gulf of Mexico. Total revenues reported by industry segments consist principally of revenues from unaffiliated customers, as reported in the Company's consolidated statement of operations.

         The Company had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer (17%) in 1993, from one customer (11%) in 1992 and from two customers (23% and 12%) in 1991.

         The Company believes that it has no significant concentrations of credit risk. Its revenues are derived primarily by contracting with large energy companies and governmental bodies, with whom the Company has never experienced any significant credit losses. Historically, the Company has been able to relocate its assets over significant distances on a timely basis in response to changing market conditions.

         Certain financial information for drilling and aviation operations is summarized as follows (in thousands):

                                   1993          1992           1991
                                   ----          ----           ----
Depreciation and
  amortization:
  Drilling                      $40,874       $39,719        $40,612
  Aviation                       11,044        11,648         12,342
Capital expenditures:
  Drilling                       12,741        31,014         36,686
  Aviation                        9,248         8,514         48,932
                                -------       -------        -------

         Assets are identified to a segment by their direct use. The Company classifies its drilling rigs for segment purposes as domestic or foreign based upon the drilling rig's country of registry. Accordingly, drilling rigs registered in the United States are classified with domestic operations, and revenues generated from foreign operations of these rigs are considered export revenues. Revenues generated by foreign-registered drilling rigs from operations offshore the United States are classified as foreign revenues. Assuming revenues derived from all operations within the United States, onshore and offshore, were treated as domestic revenues and export revenues were treated as foreign revenues, revenues from foreign operations would have been $82,125,000 in 1993.

         Domestic drilling operations included export revenues of $80,515,000 in 1993, $91,563,000 in 1992 and $118,839,000 in 1991. Except for $38,434,000
in 1993, $30,552,000 in 1992 and $39,761,000 in 1991 from other foreign areas, the export revenues were generated from North Sea operations.

         At December 31, 1993, 29 drilling rigs, 17 of which were marine rigs, with a net book value of $187,462,000 were located in the United States, and 12 drilling rigs, 7 of which were marine rigs, having a net book value of $215,041,000 were located in foreign jurisdictions.

         Information concerning the Company's operations is summarized as follows (in thousands):

                                   1993          1992           1991
                                   ----          ----           ----
Revenues:
  Drilling operations:
    Domestic                  $ 244,360     $ 143,818      $ 163,456
    Foreign                      26,662        18,303          7,283
  Aviation operations            82,174        87,877        101,433
                              ---------     ---------      ---------
Consolidated                  $ 353,196     $ 249,998      $ 272,172
                              =========     =========      =========
Operating profit (loss):
  Drilling operations:
    Domestic                  $  15,888     $ (36,726)     $  (7,101)
    Foreign                       3,165        (3,688)       (10,625)
  Aviation operations             2,248         1,882          6,727
                              ---------     ---------      ---------
    Consolidated                 21,301       (38,532)       (10,999)
  Gain on disposals
    of property
    and equipment                 1,955           731          1,660
  Interest and other
    income                        2,498         2,823          4,890
  General and
    administrative              (13,940)      (12,092)       (11,739)
  Interest expense              (25,361)      (26,254)       (21,379)
                              ---------     ---------      ---------
  Income (loss) before
    income taxes              $ (13,547)    $ (73,324)     $ (37,567)
                              =========     =========      =========
Identifiable assets at
December 31:
  Drilling operations:
    Domestic                  $ 584,583     $ 491,456      $ 677,947
    Foreign                      41,687        50,061         67,887
  Aviation operations           138,993       142,784        150,055
                              ---------     ---------      ---------
Total assets at
December 31                   $ 765,263     $ 684,301      $ 895,889
                              =========     =========      =========

11.      RELATED PARTY TRANSACTIONS

A director of the Company, who did not stand for reelection to the Company's board in 1993, is also chairman of the board of one of the Company's drilling customers. Transactions with this customer involved dayrates and operating costs which were comparable to those experienced in connection with third party contracts for similar rigs. Because of the aforementioned relationship, each drilling contract between the Company and the customer was reviewed and ratified by the Board of Directors of the Company. Related revenues were $3,469,000 in 1993, $5,284,000 in 1992, and $2,369,000 in 1991. In addition, amounts included in trade receivables at December 31 were $216,000 and $1,627, 000 for 1993 and 1992, respectively.

         In 1993, a director of the Company was an investment banker with one of the underwriters of the Company's 10,000,000 share common stock offering which raised $96,250,000. That underwriter received $2,876,000 in commissions from the sale.

         In 1991, a director of the Company was an investment banker with one of the underwriters of the Company's 11 7/8% Notes. That underwriter received $1,333,000 on commissions from the Company in connection with the sale of its 11 7/8% Notes.

12.      SUBSEQUENT EVENT

On February 11, 1994, LeTourneau, Inc. ("LeTourneau"), a wholly owned subsidiary of the Company, completed the acquisition of the net assets of Marathon LeTourneau Company. The aquisition, which will be accounted for using the purchase method, was financed by $10,400,000 in cash and $41,700,000 in promissory notes bearing interest at 7% and payable at the end of five years.

         Assuming LeTourneau had been acquired on January 1, 1993, the Company's unaudited pro forma results of operations including LeTourneau from that date would have been as follows: revenues-$449,400,000, net loss-$10,300,000 and net loss per share of common stock-$0.13.

         This unaudited pro forma information is not necessarily indicative of the consolidated results that would have occurred had the acquisition taken place January 1, 1993, nor are they necessarily indicative of results that may occur in the future. LeTourneau, headquartered in Longview, Texas, manufactures and sells three primary product lines.

         LeTourneau operates a mini-steel mill that recycles scrap and produces alloy steel and steel plate; a manufacturing facility that produces heavy equipment for the mining and timber industries including, among other things, front-end loaders up to 50 ton capacity and, under the registered trademark, Titan, trucks up to 240 ton capacity; and a marine division that has built over one-third of all mobile offshore jack-up drilling rigs, including all twenty operated by the Company.

SELECTED QUARTERLY
FINANCIAL DATA (UNAUDITED)

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1992 and 1993 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                                 First         Second         Third        Fourth
                                Quarter       Quarter        Quarter      Quarter
                                -------       -------        -------      -------
1992:
Revenues                       $ 53,646      $ 58,336       $ 70,564     $ 67,452
Operating
  profit (loss)                 (13,123)       (5,616)        (5,467)     (14,326)
Net income
  (loss)                        (21,809)      (14,237)       (14,156)     (23,551)
Earnings (loss)
  per common
  share                            (.30)         (.20)          (.19)        (.32)
                               --------      --------       --------     --------

1993:
Revenues                       $ 73,540      $ 82,093       $106,629     $ 90,934
Operating
  profit (loss)                  (4,093)        1,195         16,385        7,814
Net income
  (loss)                        (13,509)       (8,197)         8,175          272
Earnings (loss)
  per common
  share                            (.18)         (.11)           .10         .00
                               --------      --------       --------     --------

         The sum of the per share amounts for the quarters may not equal the per share amounts for the full years since the quarterly and full year per share computations are made independently.

COMMON STOCK PRICE RANGE,
CASH DIVIDENDS AND STOCK SPLITS

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 23, 1994 there were approximately 4,000 holders of record.

Quarter                        1993                     1992
- -------                        ----                     ----
                         High         Low         High           Low
                         ----         ---         ----           ---
First                  $10.00       $6.63        $6.75         $4.63
Second                  10.75        8.63         7.63          5.25
Third                   10.38        7.63         8.38          5.75
Fourth                  10.63        7.50         9.38          7.25
                        -----        ----         ----          ----

         The Company did not pay any dividends on its common stock during 1993 and 1992. See Note 5 of the Notes to Consolidated Financial Statements for restrictions on dividends.

         Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend February 6, 1978 and January 20, 1981; and a 5% stock dividend May 21, 1975.

         On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by 33.6 shares if still owned at present.