Form 10-K, Exhibit 13
ROWAN COMPANIES INC
filed 1995-03-31
CIK 85408

                                                                      EXHIBIT 13
Rowan Companies, Inc. and Subsidiaries

FINANCIAL REVIEW


(In thousands except per share amounts and ratios)     1994           1993           1992           1991           1990
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues:
         Drilling services                         $   245,917    $   271,022    $   162,121    $   170,739    $   180,118
         Aircraft services                              95,578         82,174         87,877        101,433        111,992
         Manufacturing sales and services               96,664
--------------------------------------------------------------------------------------------------------------------------
                 Total                                 438,159        353,196        249,998        272,172        292,110
--------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
         Drilling services                             207,577        211,095        162,816        147,853        130,845
         Aircraft services                              79,955         68,882         74,347         82,364         88,182
         Manufacturing sales and services               87,382
         Depreciation and amortization                  50,790         51,918         51,367         52,954         50,702
         General and administrative                     13,862         13,940         12,092         11,739          9,549
--------------------------------------------------------------------------------------------------------------------------
                 Total                                 439,566        345,835        300,622        294,910        279,278
--------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                           (1,407)         7,361        (50,624)       (22,738)        12,832
--------------------------------------------------------------------------------------------------------------------------
Other income (expense):
         Interest expense                              (27,530)       (25,361)       (26,254)       (21,379)       (21,601)
         Gain on disposals of property,
            plant and equipment                          1,344          1,955            731          1,660          3,996
         Interest income                                 4,813          2,348          2,658          4,763          8,635
         Other -- net                                      260            150            165            127            178
--------------------------------------------------------------------------------------------------------------------------
                 Other income (expense) -- net         (21,113)       (20,908)       (22,700)       (14,829)        (8,792)
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                      (22,520)       (13,547)       (73,324)       (37,567)         4,040
         Provision (credit) for income taxes               469           (288)           429          1,174          2,081
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge              (22,989)       (13,259)       (73,753)       (38,741)         1,959
         Extraordinary charge from redemption
            of debt                                                                                  (5,627)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $   (22,989)   $   (13,259)   $   (73,753)   $   (44,368)   $     1,959
--------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
         Net income (loss):
                 Primary                           $      (.27)   $      (.17)   $     (1.01)   $      (.61)*  $       .03
--------------------------------------------------------------------------------------------------------------------------
                 Fully diluted                     $      (.27)   $      (.17)   $     (1.01)   $      (.61)*  $       .03
--------------------------------------------------------------------------------------------------------------------------
         Cash dividends                            $        --    $        --    $        --    $        --    $        --
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                    $   195,945    $   172,117    $     61,397   $   125,996    $   134,393
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment -- at cost:
         Drilling equipment                            961,391        950,538         939,793       913,379        885,264
         Aircraft and related equipment                176,874        166,791         162,001       158,361        138,327
         Manufacturing plant and equipment              18,955
         Other property and equipment                   86,883         81,636          79,801        76,251         73,504
--------------------------------------------------------------------------------------------------------------------------
                 Total                               1,244,103      1,198,965       1,181,595     1,147,991      1,097,095
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment -- net                   506,121        507,193         537,819       552,481        549,608
Total assets                                           805,179        765,263         684,301       895,889        739,133
Capital expenditures                                    43,377         21,989          39,528        85,618         59,905
Long-term debt                                         248,504        207,137         212,907       220,764        153,621
Common stockholders' equity                            442,347        460,300         375,754       445,368        485,748
--------------------------------------------------------------------------------------------------------------------------
STATISTICAL INFORMATION
Current ratio                                             4.39           4.90            2.47          1.71**         4.00
Long-term debt/total capitalization                        .36            .31             .36           .33            .24
Book value per share of common stock                $     5.25     $     5.49     $      5.13    $     6.11    $      6.69
--------------------------------------------------------------------------------------------------------------------------

*        Includes $.08 per share effect of extraordinary charge.
** At December 31, 1991, the $125,000,000 principal amount of the Company's 13 3/4% Senior Notes had been called for redemption and appeared as a current liability.
         If redemption had occurred prior to year-end, the current ratio would have been 3.61.

Rowan Companies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):

                                  1994             1993             1992
--------------------------------------------------------------------------
Revenues:
      Drilling                $   245.9        $   271.0        $   162.1
      Aviation                     95.6             82.2             87.9
      Manufacturing                96.7
--------------------------------------------------------------------------
            Total             $   438.2        $   353.2        $   250.0
==========================================================================
Operating Profit (Loss)*:
      Drilling                $     0.2        $    19.1        $   (40.4)
      Aviation                      4.6              2.2              1.9
      Manufacturing                 7.7
--------------------------------------------------------------------------
            Total             $    12.5        $    21.3        $   (38.5)
==========================================================================
Net Income (Loss)             $   (23.0)       $   (13.3)       $   (73.8)
==========================================================================

* Income (loss) from operations before deducting general and administrative expenses.

        Continued volatility in energy prices and in the resulting demand for drilling and aviation services, has pervaded the principal markets in which the Company has operated during the past several years. As shown above, the Company's results have been directly impacted. Faced with reorganizations and downsizings by major energy companies, domestic drilling moratoriums and increasing governmental regulations, the Company has taken several steps during this period to broaden its revenue base and maintain or enhance its operating results, including:

o the introduction of Total Project Management drilling services in mid-1992, which has to date contributed $169.0 million in turnkey revenues and a 9% incremental return

o   the continued diversification of aircraft services toward non-energy markets

o the acquisition, completed in early 1994, of substantially all of the net manufacturing assets of Marathon LeTourneau Company, including a mini-steel mill, a manufacturing facility that produces heavy equipment for the mining, timber and transportation industries, and a marine division that has built over one-third of all mobile offshore jack-up drilling rigs, including all 20 operated by the Company.

        The increase in the Company's net loss in 1994 in comparison to 1993 resulted primarily from a decrease in turnkey drilling revenues and a softening of drilling day rates, which more than offset the improved results of aviation operations and the addition of profitable manufacturing operations. The Company's results in 1993 were improved over 1992 as a result of strong natural gas prices and the growth of Total Project Management, principally turnkey drilling.

DRILLING OPERATIONS. The Company's drilling operating results are dependent upon rig rates and the level of rig utilization achieved in its offshore drilling business conducted primarily in the Gulf of Mexico and the North Sea. In turn, the rates obtained and the utilization of the Company's offshore rigs are influenced by the level of offshore expenditures by energy companies.

        The offshore drilling industry has fluctuated throughout the 1992-1994 period but overall, has continued to experience weak market conditions since the early 1980's. Throughout much of 1992, low natural gas prices curtailed drilling activity in the Gulf of Mexico and depressed drilling day rates. In the North Sea, energy prices remained more stable and, as a result, utilization and day rates were not as affected. In late 1992, conditions in the two markets moved in opposite directions. An improvement in natural gas prices strengthened utilization and day rates in the Gulf of Mexico throughout 1993 and most of 1994, while North Sea drilling activity and rates weakened due to energy companies downsizing their drilling programs in the face of impending changes in United Kingdom energy policies. In response, the Company relocated the Rowan-Gorilla II from the North Sea to the Gulf of Mexico during the first half of 1994. In late 1994, Gulf of Mexico utilization and day rates were again forced to lower levels by the downward trend of natural gas prices. The North Sea market appears to have stabilized and shows prospects for improvement in 1995.

        The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):

                                           1993            1992
                                         to 1994          to 1993
------------------------------------------------------------------
Utilization                              $   22.1         $   25.4
Drilling Rates                              (20.7)             9.3
==================================================================

        These fluctuations, combined with the impact of Total Project Management, resulted in a 9% decrease in 1994 drilling revenues compared to 1993, which was 67% improved over 1992. Drilling operations expenses decreased 2% in 1994 compared to 1993, which was 30% higher than 1992. The expense variations do not correlate with the revenue fluctuations primarily due to the effects of Total Project Management operations.

        The number of marine rigs operated by the Company at the end of each year in the 1992-1994 period and the rig utilization percentages (number of days producing revenue as a percent of days the rig was available for service) for each of those years are reflected in the following table:

                               1994        1993        1992
--------------------------------------------------------------
Jack-ups:
     Number                    20          20           20
     Utilization               86%         85%          70%
Semi-submersible:
     Number                     1           1            1
     Utilization               73%         94%          37%
Submersible Barges:
     Number                     3           3            3
     Utilization               52%         30%          22%
==============================================================

        In the Gulf of Mexico drilling market, where the Company currently has 18 of its 24 marine rigs, three notable changes occurring in recent years continue to affect the market. First, the Gulf of Mexico is now the only domestic market in which large scale drilling activity is occurring, because the U.S. government has imposed moratoriums on drilling in most other domestic offshore areas. Second, many major energy companies have downsized their domestic drilling organizations and have generally abandoned the United States market. Third, a growing number of independent energy companies have become operators in this market, in part because the Minerals Management Service of the U.S. government has modified the process by which such companies are permitted to farm-in on existing leases. These changes have led the Company to move towards Total Project Management, which emphasizes drilling and completing wells on a turnkey basis.

        Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:
--------------------------------------------------------------------------------
GULF OF MEXICO - Weak market demand due to depressed natural gas prices in the near term

NORTH SEA - Moderately improving drilling activity for jack-up rigs used in the exploration and development of natural gas

EASTERN CANADA - Generally stable demand

TRINIDAD - Decreasing demand in 1995, increasing in 1996
================================================================================

        The drilling markets in which the Company competes frequently experience significant changes in supply and demand. Drilling utilization and day rates achievable in offshore markets are affected by changes in overall exploration and development expenditures, as well as shifts in such expenditures between markets. These expenditures, in turn, are influenced by discoveries of oil and natural gas reserves, shifts in the political climate, regulatory changes, seasonal weather patterns, contractual requirements under leases or concessions and, perhaps most disruptive, changes in oil and natural gas prices. The Company can, as it did on two separate occasions in 1994, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified.

        The volatile nature of the various factors affecting the level of offshore expenditures by energy companies and shifts of such expenditures between domestic and international markets prevent the Company from being able to predict whether the perceptible market trends reflected in the preceding table will continue, or their impact on the results of drilling operations in 1995.

        Five of the Company's land rigs were under contract in Texas, Oklahoma, Mississippi and New Mexico at year end and one of the Company's arctic land rigs worked most of the first quarter in Alaska. The Company's three trailer-mounted rigs recently arrived in Argentina to commence a two year assignment. The Company's remaining four arctic land rigs and four rigs in western Texas and Oklahoma were idle in 1994. The cost of maintaining the idle rigs is modest and the remaining investment in the rigs is not significant.

AVIATION OPERATIONS. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. The Company offers forest fire control, commuter airline services, flightseeing, medivac services, airborne environmental surveys and other services. The Company further broadened its aviation operations in 1994 to include China and Trinidad.

        Aviation revenues increased by $13.4 million or 16% in 1994 compared to 1993, which was 6% below 1992. Comparable period fluctuations in aviation division expenses were a 16% increase and a 7% decrease, respectively. The increase in 1994 was primarily due to significant forest fire control services provided during much of the third and fourth quarters throughout the western United States. The Company had as many as 25 aircraft involved in fighting fires at one time. In addition, the Company's commuter airline services grew by 15% in 1994, maintaining its 28% share of total division revenues.

        The number of aircraft operated by the Company at the end of each year in the 1992-1994 period and the revenue hours for each of those years are reflected in the following table:

                                   1994            1993             1992
---------------------------------------------------------------------------
Twin Engine Helicopters:
        Number                        63               63               64
        Revenue Hours             33,330           29,715           31,370
Single Engine Helicopters:
        Number                        27               31               30
        Revenue Hours             11,574           10,150           10,700
Fixed-wing Aircraft:
        Number                        17               15               13
        Revenue Hours             23,136           22,728           21,426
===========================================================================

        Excluded from the preceding table are eleven twin engine helicopters owned by the Company's Dutch affiliate which recorded revenue hours of 8,134, 8,420 and 9,800 in 1994, 1993 and 1992, respectively.

        Perceptible trends existing in the aviation markets in which the Company operates are shown below:
--------------------------------------------------------------------------------
ALASKA -- Generally stable market conditions

GULF OF MEXICO -- Generally stable market conditions in the near term

NORTH SEA -- Moderately improving flight support activity

CHINA -- Generally stable demand in 1995, possibly improving in 1996

TRINIDAD -- Generally stable demand
================================================================================

        The Company cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical.

MANUFACTURING OPERATIONS. In February 1994, the Company completed the acquisition of the net assets of Marathon LeTourneau Company for $52.1 million with $10.4 million cash paid at the time of closing and the balance being financed by nonrecourse promissory notes bearing interest at 7% and payable at the end of five years. The manufacturing division generated $96.7 million in revenues and an 8% operating profit in 1994.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1994 and 1993 were as follows (dollars in millions):

December 31,                                           1994          1993
--------------------------------------------------------------------------
Cash and cash equivalents                             $111.1        $116.8
Current assets                                        $253.7        $216.3
Current liabilities                                   $ 57.8        $ 44.2
Current ratio                                           4.39          4.90
Current maturities of long-term debt                  $  0.3        $  8.1
Long-term debt                                        $248.5        $207.1
Stockholders' equity                                  $442.3        $460.3
Long-term debt/total capitalization                      .36           .31
==========================================================================

        Reflected in the comparison above is the acquisition of the net assets of Marathon LeTourneau Company discussed previously, as well as the effects of net cash provided by operations of $42.8 million, property, plant and equipment additions of $33.0 million, and repayments of borrowings totaling $8.1 million.

        Capital expenditures included acquisitions of four aircraft ($9.3 million), major rig enhancements ($7.1 million) and the purchase of a marine yard ($3.1 million). The remainder reflects new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred.

        The Company estimates 1995 capital expenditures to be between $30 million and $35 million. The Company may also spend amounts to acquire additional aircraft as market conditions justify and to upgrade existing offshore rigs.

        In 1993, the Company sold 10 million shares of common stock using the $92 million net proceeds to expand the Company's turnkey drilling operations and increase working capital. Also during 1993, the Company repaid $10 million outstanding under its $35 million unsecured revolving line of credit, canceling the line at the time of repayment, and entered into a $3.6 million nonrecourse bank loan agreement to finance the purchase of two fixed-wing aircraft in conjunction with a five-year medivac service contract.

        Cash flow from operations improved to $42.8 million in 1994, more than double the amount generated in 1993, which was a $48.3 million improvement over 1992. Based on current operating levels and the previously discussed market trends, management believes that cash provided by operations and existing working capital will be adequate to sustain planned capital expenditures and debt service requirements for the foreseeable future.

        At December 31, 1994, the provisions of the Company's existing indebtedness would allow the Company to enter into sale/leaseback transactions with a maximum value of approximately $74 million.

        In 1992 and through the first five months of 1993, the Company was prohibited from paying dividends on its common stock under the terms of its Senior Notes. With the addition of the proceeds from the June 1993 public offering, the Company's ability to pay cash dividends was restored, although no dividends were paid. Furthermore, the Company does not intend to pay dividends on its common stock until it achieves and sustains a suitable level of profitability. See Note 5 of the Notes to Consolidated Financial Statements.

        Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." The effect of adopting the statement for the year ended December 31, 1993 was to increase net periodic postretirement benefit cost and the net loss by approximately $3 million. See Note 6 of the Notes to Consolidated Financial Statements.

        Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of adopting the statement on the Company's 1993 consolidated financial statements was not significant due to the expected realization of sufficient tax loss carryforwards and other future deductible amounts to offset future taxable amounts, based on the projected reversal of such differences. See Note 7 of the Notes to Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT




Rowan Companies, Inc. and Subsidiaries:


        We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

        As described in Notes 1 and 6 to the Consolidated Financial Statements, the Company changed its methods of accounting for income taxes and the cost of retiree health care effective January 1, 1993 to conform with the provisions of Statements of Financial Accounting Standards Nos. 109 and 106, respectively.


/s/  DELOITTE & TOUCHE LLP


Houston, Texas
March 3, 1995

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

                                                                                                  December 31,
                                                                                        -------------------------------
(In thousands except share amounts)                                                         1994                  1993
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents                                                           $   111,070        $   116,778
     Receivables -- trade and other                                                           78,317             83,429
     Inventories:
         Raw materials and supplies                                                           42,364             14,002
         Work-in-progress                                                                     14,238
         Finished goods                                                                        2,784
     Prepaid expenses                                                                          3,290              1,312
     Cost of turnkey drilling contracts in progress                                            1,642                785
------------------------------------------------------------------------------------------------------------------------
             Total current assets                                                            253,705            216,306
------------------------------------------------------------------------------------------------------------------------
Investment In and Advances To 49% Owned Companies                                             34,476             33,569
------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment -- at cost:
     Drilling equipment                                                                      961,391            950,538
     Aircraft and related equipment                                                          176,874            166,791
     Manufacturing plant and equipment                                                        18,955
     Other property and equipment                                                             86,883             81,636
------------------------------------------------------------------------------------------------------------------------
             Total                                                                         1,244,103          1,198,965
     Less accumulated depreciation and amortization                                          737,982            691,772
------------------------------------------------------------------------------------------------------------------------
             Property, plant and equipment -- net                                            506,121            507,193
------------------------------------------------------------------------------------------------------------------------
Other Assets and Deferred Charges                                                             10,877              8,195
------------------------------------------------------------------------------------------------------------------------
                  Total                                                                  $   805,179        $   765,263
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Current maturities of long-term debt (Note 2)                                       $       289        $     8,127
     Accounts payable -- trade                                                                20,513             15,887
     Other current liabilities (Note 4)                                                       36,958             20,175
------------------------------------------------------------------------------------------------------------------------
             Total current liabilities                                                        57,760             44,189
------------------------------------------------------------------------------------------------------------------------
Long-Term Debt -- less current maturities (Note 2)                                           248,504            207,137
------------------------------------------------------------------------------------------------------------------------
Other Liabilities (Notes 6 and 9)                                                             36,557             30,409
------------------------------------------------------------------------------------------------------------------------
Deferred Credits:
     Income taxes (Note 7)                                                                     4,468              4,314
     Gain on sale/leaseback transactions (Note 9)                                             15,543             18,742
     Other                                                                                                          172
------------------------------------------------------------------------------------------------------------------------
             Total deferred credits                                                           20,011             23,228
------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 9)
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
     Preferred stock, $1.00 par value:
         Authorized 5,000,000 shares issuable in series:
            Series I Preferred Stock, authorized 6,500 shares, none issued
            Series II Preferred Stock, authorized 6,000 shares, none issued
            Series III Preferred Stock, authorized 10,300 shares, none issued
            Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
     Common stock, $.125 par value; authorized 150,000,000 shares;
         issued 85,737,581 shares at December 31, 1994 and 85,349,906 shares at
         December 31, 1993 (Note 3)                                                           10,717             10,669
     Additional paid-in capital                                                              390,925            385,937
     Retained earnings (Note 5)                                                               43,190             66,179
     Less cost of treasury stock -- 1,457,919 shares                                           2,485              2,485
------------------------------------------------------------------------------------------------------------------------
             Total stockholders' equity                                                      442,347            460,300
------------------------------------------------------------------------------------------------------------------------
                  Total                                                                  $   805,179        $   765,263
========================================================================================================================

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                       For the Years Ended December 31,
                                                                    --------------------------------------
(In thousands except per share amounts)                               1994           1993           1992
----------------------------------------------------------------------------------------------------------
Revenues:
         Drilling services                                          $245,917       $271,022       $162,121
         Aircraft services                                            95,578         82,174         87,877
         Manufacturing sales and services                             96,664
----------------------------------------------------------------------------------------------------------
                 Total                                               438,159        353,196        249,998
----------------------------------------------------------------------------------------------------------
Costs and Expenses:
         Drilling services                                           207,577        211,095        162,816
         Aircraft services                                            79,955         68,882         74,347
         Manufacturing sales and services                             87,382
         Depreciation and amortization                                50,790         51,918         51,367
         General and administrative                                   13,862         13,940         12,092
----------------------------------------------------------------------------------------------------------
                 Total                                               439,566        345,835        300,622
----------------------------------------------------------------------------------------------------------
Income (Loss) From Operations                                         (1,407)         7,361        (50,624)
----------------------------------------------------------------------------------------------------------
Other Income (Expense):
         Interest expense                                            (27,530)       (25,361)       (26,254)
         Gain on disposals of property, plant and equipment            1,344          1,955            731
         Interest income                                               4,813          2,348          2,658
         Other -- net                                                    260            150            165
----------------------------------------------------------------------------------------------------------
                 Other income (expense) -- net                       (21,113)       (20,908)       (22,700)
----------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                                    (22,520)       (13,547)       (73,324)
         Provision (credit) for income taxes (Note 7)                    469           (288)           429
----------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                   $(22,989)      $(13,259)      $(73,753)
----------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Share of Common Stock (Note 1)                  $   (.27)      $   (.17)      $  (1.01)
==========================================================================================================


See Notes to Consolidated Financial Statements.

                                                                                                        17


Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         For the Years Ended December 31, 1994, 1993 and 1992
                                                     ------------------------------------------------------------
                                                                  Common Stock
                                                     ------------------------------------
                                                          Issued           In Treasury      Additional
                                                     -----------------   ----------------    Paid-in     Retained
(In thousands)                                       Shares    Amount    Shares    Amount    Capital     Earnings
-----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                             74,327    $ 9,291    1,458    $2,485    $285,371    $153,191
         Exercise of stock options                      318         40                            279
         Value of services rendered by
                 participants in the Nonqualified
                 Stock Option Plans (Note 3)                                                    3,820
         Net loss                                                                                         (73,753)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                           74,645      9,331    1,458     2,485     289,470      79,438
         Exercise of stock options                      531         66                            464
         Value of services rendered by
                 participants in the Nonqualified
                 Stock Option Plans (Note 3)                                                    4,282
         Conversion of subordinated debentures          174         22                            978
         Sale of common stock (Note 3)               10,000      1,250                         90,743
         Net loss                                                                                         (13,259)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                           85,350     10,669    1,458     2,485     385,937      66,179
         Exercise of stock options                      388         48                            340
         Value of services rendered by
                 participants in the Nonqualified
                 Stock Option Plans (Note 3)                                                    4,648
         Net loss                                                                                         (22,989)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                           85,738    $10,717    1,458    $2,485    $390,925    $ 43,190
=================================================================================================================

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       For the Years Ended December 31,
                                                                   -----------------------------------------
(In thousands)                                                       1994            1993             1992
------------------------------------------------------------------------------------------------------------
Cash Provided By (Used In):
  Operations:
    Net income (loss)                                              $(22,989)      $ (13,259)       $ (73,753)
    Noncash charges (credits) to net income (loss):
       Depreciation and amortization                                 50,790          51,918           51,367
       Gain on disposals of property, plant and equipment            (1,344)         (1,955)            (731)
       Compensation expense                                           4,648           4,282            3,820
       Change in sale/leaseback payable                              (1,405)           (273)           1,668
       Amortization of sale/leaseback gain                           (3,198)         (3,198)          (3,207)
       Provision for pension and postretirement benefits              7,536           6,123            2,881
       Other -- net                                                    (503)         (1,271)          (1,936)
    Changes in current assets and liabilities:
       Receivables -- trade and other                                18,080         (28,867)          (3,815)
       Inventories                                                   (9,205)            670            1,212
       Other current assets                                          (2,464)          2,257           (2,622)
       Current liabilities                                            6,064             774           (6,457)
    Net changes in other noncurrent assets and liabilities           (3,205)          1,165            1,628
------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operations                          42,805          18,366          (29,945)
------------------------------------------------------------------------------------------------------------
  Investing activities:
    Capital expenditures:
       Property, plant and equipment additions                      (32,963)        (21,989)         (39,528)
       Acquisition of net manufacturing assets                      (10,414)
    Advances to affiliates                                                             (100)          (1,956)
    Proceeds from disposal of property, plant and equipment           2,604           2,929            2,686
------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (40,773)        (19,160)         (38,798)
------------------------------------------------------------------------------------------------------------
  Financing activities:
    Proceeds from common stock offering, net of issue costs                          91,993
    Proceeds from revolving credit arrangements                                      10,000
    Payments on revolving credit arrangements                                       (10,000)
    Proceeds from other borrowings                                                    3,560
    Repayments of other borrowings                                   (8,127)         (8,061)        (132,857)
    Premium on redemption of debt                                                                     (3,750)
    Other -- net                                                        387             530              319
------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                (7,740)         88,022         (136,288)
------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                     (5,708)         87,228         (205,031)
Cash and Cash Equivalents, Beginning of Year                        116,778          29,550          234,581
------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year                             $111,070        $116,778        $  29,550
============================================================================================================


See Notes to Consolidated Financial Statements.




                                                                                                          19

Rowan Companies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries (the "Company").

        On February 11, 1994, the Company completed the acquisition of substantially all of the assets, and assumed certain related liabilities, of Marathon LeTourneau Company for $52,070,000 pursuant to an agreement with General Cable Corporation dated November 12, 1993. The acquisition was financed with $10,414,000 in cash and $41,656,000 in 7% promissory notes due in 1999 and has been recorded using the purchase method of accounting. The accompanying consolidated financial statements give effect to the acquisition as of January 1, 1994 and include the financial position, results of operations and cash flows associated with the acquired net assets from that date. Had the acquisition been completed effective January 1, 1993, the Company's unaudited pro forma operating results for 1993 would have been as follows: revenues -- $449,400,000, net loss -- $10,300,000 and net loss per share of common stock -- $.13.

        The Company accounts for its investment in 49% owned companies using the equity method.

        The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a thirty-year period. At December 31, 1994, the unamortized excess cost was $3,244,000.

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

        Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses in 1994 included sales and costs of sales of $90,460,000 and $72,717,000, respectively.

INVENTORIES. Manufacturing inventories are stated principally at lower of first-in, first-out cost or market. Drilling and aviation materials and supplies are carried at average cost.

STATEMENT OF CASH FLOWS. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

        Noncash financing activities consisted of the issuance of $41,656,000 7% promissory notes in connection with the acquisition of the net assets of Marathon LeTourneau Company in 1994, the issuance of $10,300,000 Series III Floating Rate Convertible Subordinated Debentures in 1994 and the conversion of $1,000,000 principal amount of Series I Floating Rate Convertible Subordinated Debentures into 173,913 shares of common stock in 1993. See Notes 2 and 3.

PROPERTY AND DEPRECIATION. For financial reporting purposes, the Company computes depreciation using the straight-line method over the estimated useful lives of the related assets as follows:

                                                           Salvage
                                           Years            Value
-------------------------------------------------------------------------------
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
Aviation equipment:
     Aircraft                              7 to 10        15% to 25%
     Other                                 2 to 10         various
Manufacturing plant and equipment:
     Buildings and improvements           10 to 25        10% to 20%
     Other                                 2 to 12         various
Other property and equipment               3 to 40         various
================================================================================

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

        Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. See Note 10.

INCOME TAXES. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109")
under which deferred income tax assets and liabilities reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. The cumulative effect of adopting SFAS 109 on the Company's 1993 consolidated financial statements was not significant. In 1992, the Company provided for income taxes under Accounting Principles Board Opinion No. 11, which was superseded by SFAS 109.

EARNINGS (LOSS) PER COMMON SHARE. Earnings (loss) per share amounts are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Shares issuable upon conversion of the Series I, Series II and Series III Floating Rate Convertible Subordinated Debentures are excluded from the computation because their effect is antidilutive. Additionally, shares issuable upon the exercise of stock options are excluded because their effect is insignificant.

RECLASSIFICATIONS. Certain reclassifications have been made in the 1993 and 1992 amounts to conform with the 1994 presentations.

2. LONG-TERM DEBT
--------------------------------------------------------------------------------
Long-term debt consisted of (in thousands):

December 31,                                          1994              1993
--------------------------------------------------------------------------------
11 7/8% Senior Notes due 2001                       $200,000          $200,000
Nonrecourse note payable in
     quarterly installments through
     1994 at various rates                                               7,857
Nonrecourse notes payable in quarterly
     installments through 1998 with a
     final balloon payment due at
     maturity; bearing interest at 7% and
     collateralized by two aircraft costing
     approximately $3,600,000                          3,087             3,357
Nonrecourse notes payable due 1999
     bearing interest at 7%                           41,656
Series I subordinated convertible
     debentures due 1996 bearing interest
     at 1/2% above prime rate                            450               450
Series II subordinated convertible
     debenture due 1997 bearing interest
     at 1/2% above prime rate                          3,600             3,600
--------------------------------------------------------------------------------
Total                                                248,793           215,264
Less current maturities                                  289             8,127
--------------------------------------------------------------------------------
Remainder                                           $248,504          $207,137
================================================================================

        Maturities of long-term debt for the five years ending December 31, 1999 are as follows: 1995 -- $289,000, 1996 -- $759,000, 1997 -- $3,932,000, 1998 --
$2,157,000 and 1999 -- $41,656,000.

        The 11 7/8% Senior Notes due 2001 may be redeemed early, in whole or in part from time to time at the Company's option, beginning December 1, 1996, upon payment of a premium of 6% and descending 2% annually from that date to December 1, 1999, when the Company may redeem them at the principal amount.

        In January 1993, the Company entered into a five-year nonrecourse loan agreement with a bank to finance the purchase of two fixed-wing aircraft for $3,560,000. The resulting notes payable are collateralized by the aircraft and bear a fixed interest rate of 7%. The notes will be repaid in quarterly installments through 1998, with a final balloon payment due at maturity.

        In February 1994, in connection with the acquisition of net manufacturing assets, the Company issued $41,656,000 in 7% promissory notes due in 1999. See Note 1 for further information.

        The $450,000 principal amount of Series I Floating Rate Convertible Subordinated Debentures is convertible into $450,000 Series I Preferred Stock, which may be converted into an aggregate of 78,261 shares of the Company's common stock. At December 31, 1994, the interest rate was 9%. See Note 3 for further information.

        The $3,600,000 principal amount of the Series II Floating Rate Convertible Subordinated Debenture is convertible into $3,600,000 Series II Preferred Stock, which may be converted into an aggregate of 400,000 shares of the Company's common stock. At December 31, 1994, the interest rate was 9%. See
Note 3 for further information.

        In November 1994, the Company issued $10,300,000 principal amount of Series III Floating Rate Convertible Subordinated Debentures. The debentures are convertible into $10,300,000 Series III Preferred Stock, which may be converted into an aggregate of 1,525,926 shares of the Company's common stock. The debentures were issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information.

        Interest payments for 1994, 1993 and 1992 were $26,900,000, $24,867,000 and $32,965,000, respectively.

        Certain debt agreements of the Company contain provisions that require an excess of current assets over current liabilities, require an excess of stockholders' equity over consolidated funded indebtedness, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock, and present and future common stock dividend payments. See Note 5 for further information.

3. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
The Company has two nonqualified stock option plans through which options have been granted to certain key employees.

        Under the terms of the Company's 1980 Nonqualified Stock Option Plan (the "1980 Plan"), the Board of Directors granted options to purchase a total of 1,000,000 shares of the Company's common stock. The Board of Director's authority to grant additional options under the 1980 Plan expired on January 25, 1990.

        Under the original terms of the 1988 Nonqualified Stock Option Plan (the "1988 Plan"), the Board of Directors could grant before January 21, 1998 options to purchase a total of 2,000,000 shares of the Company's common stock. Subsequently, at its April 1992 annual meeting, the stockholders of the Company approved an amendment to extend the term of the 1988 Plan to January 21, 2003 and to increase to 7,000,000 the number of shares of common stock that could be issued pursuant to options granted thereunder.

        At December 31, 1994, options for 4,798,504 shares had been granted at an exercise price of $1.00 per share and 301 active, key employees had been granted options. Options are exercisable to the extent of 25% after one year from date of grant, 50% after two years, 75% after three years and 100% after four years. All options not exercised expire ten years after the date of grant.

        For financial accounting purposes, the Company recognizes compensation expense with respect to any nonqualified option in an amount equal to the difference between the market price per share and the option price per share on the date of grant. The compensation is recorded as expense over the period of time during which the employee performs services to earn the right to exercise the option and an equal amount is credited to additional paid-in capital.

        Stock option activity was as follows:

                                                Number of Shares
                                 -----------------------------------------------
                                    1994              1993              1992
--------------------------------------------------------------------------------
Stock options outstanding,
  January 1                       1,616,325         1,490,475         1,492,900
Changes during the year:
  Granted, at $1.00
    per share                       982,000           707,250           344,750
  Exercised                        (387,675)         (530,650)         (318,675)
  Forfeited                         (28,000)          (50,750)          (28,500)
--------------------------------------------------------------------------------
Stock options outstanding,
  December 31                     2,182,650         1,616,325         1,490,475
================================================================================
Stock options exercisable,
  December 31                       440,338           317,137           389,975
================================================================================
Stock options available for
  grant, December 31:
    1988 Plan                     3,463,821         4,417,821         5,074,321
================================================================================

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

        Since the inception of the plan, debentures in the aggregate principal amount of $19,925,000 have been issued by the Company. Out of the initial issue of $5,125,000 principal amount of debentures in 1986, $450,000 were outstanding at December 31, 1994 and are ultimately convertible into common stock at $5.75 per share for each $1,000 principal amount of debenture at any time through June 13, 1996, unless earlier redeemed or the conversion privilege is terminated. In 1987, the Company issued a debenture in the principal amount of $4,500,000, of which $3,600,000 was outstanding at December 31, 1994. This residual amount is ultimately convertible into common stock at $9.00 per share for each $1,000 principal amount of debenture at any time through September 10, 1997, unless earlier redeemed or the conversion privilege is terminated. In November 1994, the Company issued debentures in the principal amount of $10,300,000 which are ultimately convertible into common stock at $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004, as follows, unless earlier redeemed or the conversion privilege is terminated:
$2,350,000 on or after November 30, 1995; $4,800,000 on or after November 30, 1996; $7,500,000 on or after November 30, 1997 and $10,300,000 on or after
November 30, 1998.

        On February 25, 1992, the Company adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement provides for the distribution to the Company's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of the Company at an exercise price of $30. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of the Company or an acquiring entity at 1/2 market value. The Rights are exercisable only if a person or group acquires 15% or more of the Company's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on February 25, 2002. The Company may generally redeem the Rights at a price of $.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired.

         In June 1993, the Company sold 10,000,000 shares of its common stock in a public offering. Net proceeds of the sale were $91,993,000 after deducting underwriting commissions and direct offering costs totaling $4,257,000.

4. OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

December 31,                                         1994                1993
--------------------------------------------------------------------------------
Gain on sale/leaseback transactions                $ 3,198             $ 3,198
Accrued liabilities:
   Income taxes                                        577                 596
   Compensation and related employee costs          15,803               9,082
   Interest                                          2,195               2,018
   Taxes and other                                  15,185               5,281
--------------------------------------------------------------------------------
Total                                              $36,958             $20,175
================================================================================

5. RESTRICTIONS ON RETAINED EARNINGS
--------------------------------------------------------------------------------
        Under the terms of certain debt agreements, the Company has agreed not to declare dividends or make any distribution on its common stock unless the total dividends or distributions subsequent to December 31, 1991 are less than the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31,

1991, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1991, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1991. Under this dividend restriction, the Company had a computed positive balance of $1,992,000 at December 31, 1994. Subject to these restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

6. BENEFIT PLANS
--------------------------------------------------------------------------------
Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees. The benefits are based on an employee's years of service and average earnings for the five highest consecutive calendar years of compensation during the ten years immediately preceding retirement.
The Company's policy is to fund the minimum amount required by the Internal Revenue Code.

        The following table sets forth the plans' funded status and the amounts recognized in the Company's consolidated balance sheet and includes, at December 31, 1994, amounts related to a separate plan covering manufacturing employees that was assumed in the acquisition of net manufacturing assets (in thousands):

December 31,                                    1994                     1993
--------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Accumulated benefit obligation,
      Vested benefits                         $ 80,539                 $ 76,974
================================================================================
      Total benefits                          $ 87,380                 $ 83,960
================================================================================
Plan assets at fair value                     $ 88,650                 $ 89,843
Projected benefit obligation
  for service rendered to date                  99,275                   98,263
--------------------------------------------------------------------------------
Plan assets less than projected
  benefit obligation                           (10,625)                  (8,420)
Unrecognized net loss                            2,941                    4,091
Unrecognized net benefits being
  recognized over 15 years                      (6,057)                  (7,268)
Unrecognized prior service cost                    671                      892
--------------------------------------------------------------------------------
Accrued pension cost included in
  Other Liabilities                           $(13,070)                $(10,705)
================================================================================

         The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1994, included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share.

         At December 31, 1994, $12,120,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $10,757,000 yielding approximately 6.4% to maturity.

         Net pension costs included the following components (in thousands):

                                       1994            1993              1992
--------------------------------------------------------------------------------
Service cost-benefits
  earned during the period           $  4,784         $ 3,982           $ 3,632
Interest cost on projected
  benefit obligation                    7,879           6,796             6,334
Actual return on plan assets            7,264          (8,580)           (9,590)
Net amortization and deferral         (17,105)             (5)            1,948
--------------------------------------------------------------------------------
Net periodic pension cost            $  2,822         $ 2,193           $ 2,324
================================================================================

         Assumptions used in calculations were:

                                       1994             1993              1992
--------------------------------------------------------------------------------
Discount rate                          8.75%            7.5%              8.5%
Rate of compensation increase           4.0%            4.5%              4.5%
Expected rate of return on
  plan assets                           9.0%            9.0%              9.0%
================================================================================

         The Company also sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1994 and 1993 of $2,404,000 and $2,246,000, respectively. The net pension liabilities included in the Company's consolidated balance sheet were $1,497,000 and $1,118,000 at December 31, 1994 and 1993, respectively. Net pension cost was $437,000 in 1994, $408,000 in 1993 and $557,000 in 1992.

         In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's drilling and aviation employees may become eligible for those benefits if they reach normal retirement age while working for the Company.

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

         The following table sets forth the plan's status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

December 31,                                           1994              1993
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligations:
  Retirees                                           $  8,081          $  8,980
  Fully eligible active plan participants               5,388             5,880
  Other active plan participants                        9,057             9,464
--------------------------------------------------------------------------------
       Total benefits                                  22,526            24,324
Unrecognized transition obligation
  being recognized over 20 years                      (17,022)          (17,967)
Unrecognized net gain (loss)                            1,195            (3,321)
--------------------------------------------------------------------------------
Accrued postretirement benefit cost
  included in Other Liabilities                      $  6,699          $  3,036
================================================================================

        The actuarially determined accumulated postretirement benefit obligation reflects health care cost trend rates of 13% for 1994 and decreasing by 1% annually through 2001 and a discount rate of 8.75%. A one percentage point increase in the assumed health care cost trend rate would increase net periodic postretirement benefit cost by approximately $729,000 and increase the accumulated postretirement benefit obligation by approximately $3,837,000.

        Net postretirement benefit cost included the following components (in thousands):

                                                       1994              1993
--------------------------------------------------------------------------------
Service cost                                         $  1,475          $  1,039
Interest cost                                           1,799             1,537
Net amortization and deferral                           1,003               946
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost             $  4,277          $  3,522
================================================================================

         Cash payments for postretirement benefits in 1994, 1993 and 1992 were approximately $614,000, $500,000 and $856,000, respectively.

         In October 1994, the Board of Directors approved the Rowan Companies, Inc. Savings and Investment Plan in conformity with section 401(k) of the Internal Revenue Code. The plan will commence on or about April 1, 1995 and cover all drilling and aviation employees. Manufacturing employees are covered by a separate plan to which the Company contributed approximately $397,000 in 1994.

7. INCOME TAXES
--------------------------------------------------------------------------------
The detail of income tax provisions (credits) is presented below (in thousands):

                                             1994          1993           1992
--------------------------------------------------------------------------------
Current:
  Federal                                    $ (98)        $ 123          $ (82)
  Foreign                                      145           501            707
  State                                        268                            7
--------------------------------------------------------------------------------
    Total current provision                    315           624            632
Deferred -- foreign and other                  154          (912)          (203)
--------------------------------------------------------------------------------
Total income tax provision (credit)          $ 469         $(288)         $ 429
================================================================================

         Total income tax expense (credit) shown in the consolidated statement of operations differs from the amount that would be computed if the income
(loss) before income taxes was multiplied by the federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows (in thousands):

                                             1994          1993          1992
--------------------------------------------------------------------------------
Statutory rate                                  35%           35%            34%

Tax at statutory rate                      $(7,883)      $(4,742)      $(24,930)
Increase (decrease) in taxes resulting
  from:
    Limitation on utilization of tax
      benefits                               7,663         3,679         24,214
    Additional taxes on foreign source
      income                                   753           551            505
    Nondeductible compensation expense                        28            609
    Alternative minimum tax                    (98)          123
    Other -- net                                34            73             31
--------------------------------------------------------------------------------
Total income tax provision (credit)        $   469       $  (288)      $    429
================================================================================

         Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1994 and 1993 were as follows
(in thousands):

                                                       1994              1993
--------------------------------------------------------------------------------
Deferred tax asset:
  Deferred sale/leaseback gain                       $  6,563          $  7,682
  Accrued pension and postretirement
    benefit costs                                       7,454             5,109
  ESOP/PAYSOP contributions                             1,753             1,836
  Net operating loss carryforward                      95,352            91,869
  Investment tax credit carryforward                   56,450            58,256
  Other                                                 3,256             1,629
--------------------------------------------------------------------------------
                                                      170,828           166,381
Valuation allowance                                   (69,031)          (61,665)
--------------------------------------------------------------------------------
                                                      101,797           104,716
--------------------------------------------------------------------------------
Deferred tax liability:
  Property, plant and equipment                       102,113           104,974
  Foreign income taxes                                  3,030             2,644
  Other                                                 1,122             1,412
--------------------------------------------------------------------------------
                                                      106,265           109,030
--------------------------------------------------------------------------------
Deferred tax liability - net                         $  4,468          $  4,314
================================================================================

         The valuation allowance consists of investment tax credit carryforwards and a portion of the net operating loss carryforwards which are forecast as not being utilized prior to their statutory expiration dates.
The valuation allowance increased by $7,366,000 in 1994 primarily as a result of the Company's loss in the current year.

         At December 31, 1994, the Company had $51,441,000 of regular investment tax credits and $5,009,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 1995 -- $6,954,000, 1996 -- $12,772,000, 1997 -- $11,069,000,

1998 -- $8,027,000, 1999 -- $10,110,000, 2000 -- $2,017,000 and 2001 --
$5,501,000.

        At December 31, 1994, the Company had net operating loss carryforwards for federal income tax purposes of approximately $272,434,000 which will expire, if not utilized, as follows: 2001 -- $88,977,000, 2002 -- $129,123,000,
2007 -- $49,047,000, 2008 -- $3,003,000 and 2009 -- $2,284,000.

        Deferred income taxes not provided for undistributed earnings of foreign subsidiaries, because such earnings are considered to be permanently invested abroad, amounted to approximately $3,500,000 at December 31, 1994.

        Loss before income taxes consisted of $(21,640,000), $(10,346,000) and $(64,158,000) of domestic losses, and $(880,000), $(3,201,000) and $(9,166,000)
of foreign losses for 1994, 1993 and 1992, respectively.

        Income tax payments exceeded refunds by $393,000 in 1994, $248,000 in 1993 and $1,493,000 in 1992.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
At December 31, 1994, the carrying amount of the Company's cash and cash equivalents approximated fair value due to the short maturity of the instruments. Except for the 11 7/8% Senior Notes discussed below, the carrying amount of the Company's long-term debt was estimated to approximate its fair value at December 31, 1994 based upon quoted market prices for similar issues.

        The 11 7/8% Senior Notes had a fair value of $210,000,000 at December 31, 1994, or a $10,000,000 premium to carrying value, based upon the closing price quoted on the New York Stock Exchange.

9. COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------
During 1984, the Company entered into a sale/leaseback transaction whereby the Company sold the Rowan-Halifax, a cantilever jack-up, for $66,500,000 in cash and leased the rig back under a 15-year operating lease at an effective interest rate of 9.3%. In 1985, the Company sold a similar jack-up, the Cecil Provine, for $60,000,000 in cash and entered into a 15-year operating lease at an effective interest rate of 8.0%. Under each lease agreement, at the end of the basic 15-year lease, the Company has an option to purchase the rig at the then fair market value, terminate the lease, or renew the lease at the lesser of a) a fixed rental renewal of 50% of the weighted average amount of the semi-annual installments during the basic term, or b) a fair market rental renewal. Each transaction has resulted in a gain which has been deferred for financial statement purposes and is being recognized over its respective lease term.

        Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis though the payments themselves are variable. The excess of inception-to-date sale/leaseback expenses over related payments was $14,089,000 and $15,549,000 at December 31, 1994 and 1993, respectively.

        The Company has operating leases covering aircraft hangars, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $20,756,000 in 1994, $17,633,000 in 1993 and $18,746,000
in 1992.

        As of December 31, 1994, the future minimum payments to be made under noncancelable operating leases were (in thousands):

1995                                              $ 21,907
1996                                                20,499
1997                                                22,653
1998                                                18,549
1999                                                21,007
Later Years                                         18,254
----------------------------------------------------------
Total                                             $122,869
==========================================================

        The Company estimates 1995 capital expenditures at between $30,000,000 and $35,000,000.

        In management's opinion, at December 31, 1994, there were no contingencies, claims or lawsuits against the Company which are expected to have a material adverse effect on its financial position or results of operations.

10. SEGMENTS OF BUSINESS
--------------------------------------------------------------------------------
The Company has three principal segments of business: contract and turnkey drilling of oil and gas wells, both onshore and offshore ("Drilling"), charter helicopter and fixed-wing aircraft services ("Aviation") and, beginning in 1994, the manufacture of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and marine drilling equipment ("Manufacturing").

        Drilling services are provided in both domestic and foreign areas. Aviation services include charter airline, flightseeing and forest fire control services in Alaska as well as oil and gas related services in the Gulf of Mexico. Manufacturing operations are conducted in Longview, Texas, but sales and services are carried out throughout the United States and in many foreign locations.

        Total revenues reported by industry segments consist principally of revenues from unaffiliated customers. The Company had revenues, primarily from drilling operations, of 10% or more of consolidated revenues from one customer in each of 1994 (10%), 1993 (17%) and 1992 (11%).

        The Company believes that it has no significant concentrations of credit risk. The Company has never experienced any significant credit losses and its drilling and aviation services customers have heretofore primarily been large energy companies and government entities. The addition of manufacturing operations in 1994 has diversified the Company's operations and attendant credit risk. Further, the Company has the ability to relocate its major drilling and aviation assets over significant distances on a timely basis in response to changing market conditions.

        Assets are identified to a segment by their direct use. The Company classifies its drilling rigs for segment purposes as domestic or foreign based upon the drilling rig's country of registry. Accordingly, drilling rigs registered in the United States are classified with domestic operations and revenues generated from foreign operations of these rigs are considered export revenues. Revenues generated by foreign-registered drilling rigs from operations offshore the United States are classified as foreign revenues. Assuming revenues derived from all drilling operations within the United States, both onshore and offshore, were treated as domestic revenues and export revenues were treated as foreign revenues, revenues from foreign drilling operations would have been $84,343,000 in 1994.

         Domestic drilling operations included export revenues of $84,025,000 in 1994, $79,697,000 in 1993 and $91,563,000 in 1992. Except for
$34,533,000 in 1994, $38,005,000 in 1993 and $30,552,000 in 1992, from other foreign areas, such export revenues were generated from North Sea operations. Manufacturing operations in 1994 included export sales of $34,543,000.

         At December 31, 1994, 35 drilling rigs, 18 of which were marine rigs, with a carrying value of $213,454,000 were located in the United States and 6 marine drilling rigs having a carrying value of $164,175,000 were located in foreign jurisdictions.

         Information concerning the Company's operations is summarized by segment as follows (in thousands):

                                                       1994             1993             1992
-----------------------------------------------------------------------------------------------
Revenues:
         Drilling services:
                 Domestic                            $217,395         $243,993         $143,818
                 Foreign                               28,522           27,029           18,303
         Aviation services                             95,578           82,174           87,877
         Manufacturing sales and services              96,664
-----------------------------------------------------------------------------------------------
Consolidated                                         $438,159         $353,196         $249,998
===============================================================================================
Operating profit (loss):
         Drilling services:
                 Domestic                            $  4,771         $ 22,856         $(36,726)
                 Foreign                               (4,597)          (3,803)          (3,688)
         Aviation services                              4,614            2,248            1,882
         Manufacturing sales and services               7,667
-----------------------------------------------------------------------------------------------
Consolidated                                          12,455           21,301           (38,532)
Gain on disposals of property, plant and equipment     1,344            1,955               731
Interest and other income                              5,073            2,498             2,823
General and administrative                           (13,862)         (13,940)          (12,092)
Interest expense                                     (27,530)         (25,361)          (26,254)
-----------------------------------------------------------------------------------------------
Income (loss) before income taxes                   $(22,520)        $(13,547)         $(73,324)
===============================================================================================
Identifiable assets at December 31:
         Drilling services:
                 Domestic                           $531,990         $584,583          $491,456
                 Foreign                              40,863           41,687            50,061
         Aviation services                           148,710          138,993           142,784
         Manufacturing sales and services             83,616
-----------------------------------------------------------------------------------------------
Total assets at December 31                         $805,179         $765,263          $684,301
===============================================================================================



         Certain other financial information for each of the Company's principal business segments is summarized as follows (in thousands):

                                                      1994             1993              1992
-----------------------------------------------------------------------------------------------
Depreciation and amortization:
         Drilling                                    $38,166          $40,874           $39,719
         Aviation                                     11,009           11,044            11,648
         Manufacturing                                 1,615
Capital expenditures:
         Drilling                                     17,033           12,741           31,014
         Aviation                                     14,657            9,248            8,514
         Manufacturing                                11,687
Maintenance and repairs:
         Drilling                                     26,499           22,129           19,515
         Aviation                                     16,138           10,197           13,718
         Manufacturing                                 7,836
==============================================================================================

11. RELATED PARTY TRANSACTIONS

The chairman of the board of one of the Company's drilling customers served as a director of the Company until 1993. Transactions with this customer involved day rates and operating costs which were comparable to those experienced by the Company in connection with third party contracts for similar rigs. Because of the aforementioned relationship, each drilling contract between the Company and the customer was reviewed and ratified by the Board of Directors of the Company during his tenure as a board member. Related revenues were $3,469,000 in 1993 and $5,284,000 in 1992 and trade receivables at December 31, 1993 included $216,000 from this customer.

         In 1993, a director of the Company was an investment banker with one of the underwriters of the Company's 10,000,000 share common stock offering. That underwriter received $2,876,000 in commissions from the offering.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1993 and 1994 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                                    First      Second       Third      Fourth
                                   Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
1993:
Revenues                           $ 73,540    $ 82,093    $106,629    $ 90,934
Operating profit (loss)              (4,093)      1,195      16,385       7,814
Net income (loss)                   (13,509)     (8,197)      8,175         272
Earnings (loss) per common share       (.18)       (.11)        .10         .00
--------------------------------------------------------------------------------
1994:
Revenues                           $100,704    $105,380    $129,219    $102,856
Operating profit (loss)               3,432       3,596      13,859      (8,432)
Net income (loss)                    (5,958)     (5,862)      5,646     (16,815)
Earnings (loss) per common share       (.07)       (.07)        .07        (.20)
================================================================================

         The sum of the per share amounts for the quarters may not equal the per share amounts for the full years since the quarterly and full year per share computations are made independently.

COMMON STOCK PRICE RANGE,
CASH DIVIDENDS AND STOCK SPLITS
--------------------------------------------------------------------------------
The price range below is as reported by the New York Stock Exchange on the Composite Tape. On March 1, 1995 there were approximately 3,800 holders of record.

Quarter                         1994                             1993
--------------------------------------------------------------------------------
                        High             Low            High               Low
                        --------------------------------------------------------
First                   $9.13           $6.88           $10.00            $6.63
Second                   8.75            6.63            10.75             8.63
Third                    9.25            7.00            10.38             7.63
Fourth                   7.88            5.75            10.63             7.50
================================================================================

         The Company did not pay any dividends on its common stock during 1994 and 1993. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

         Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975.

         On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by 33.6 shares if still owned at present.