Form 10-K, Exhibit 13
period 1995-12-31
ROWAN COMPANIES INC
filed 1996-04-01
CIK 85408

Rowan Companies, Inc. and Subsidiaries
FINANCIAL REVIEW

(In thousands except per share amounts and ratios)
                                                       1995            1994           1993           1992
- -----------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues:
  Drilling services                               $   250,080     $   245,917     $  271,022     $  162,121
  Manufacturing sales and services                    133,755          96,664
  Aircraft services                                    87,462          95,578         82,174         87,877
- ------------------------------------------------------------------------------------------------------------
     Total                                            471,297         438,159        353,196        249,998
- ------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Drilling services                                   207,934         207,577        211,095        162,816
  Manufacturing sales and services                    120,378          87,382
  Aircraft services                                    79,993          79,955         68,882         74,347
  Depreciation and amortization                        50,555          50,790         51,918         51,367
  General and administrative                           14,692          13,862         13,940         12,092
- ------------------------------------------------------------------------------------------------------------
     Total                                            473,552         439,566        345,835        300,622
- ------------------------------------------------------------------------------------------------------------
Income (loss) from operations                          (2,255)         (1,407)         7,361        (50,624)
- ------------------------------------------------------------------------------------------------------------
Other income (expense):
  Interest expense                                    (27,702)        (27,530)       (25,361)       (26,254)
  Less interest capitalized
  Gain on disposals of property, plant
     and equipment                                      6,598           1,344          1,955            731
  Interest income                                       5,209           4,813          2,348          2,658
  Other - net                                             468             260            150            165
- ------------------------------------------------------------------------------------------------------------
     Other income (expense) - net                     (15,427)        (21,113)       (20,908)       (22,700)
- ------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     (17,682)        (22,520)       (13,547)       (73,324)
  Provision (credit) for income taxes                     754             469           (288)           429
- ------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge             (18,436)        (22,989)       (13,259)       (73,753)
  Extraordinary charge from redemption of debt
- ------------------------------------------------------------------------------------------------------------
Net income (loss)                                 $   (18,436)    $   (22,989)    $  (13,259)    $  (73,753)
- ------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Net income (loss):
     Primary                                      $      (.22)    $      (.27)    $     (.17)    $    (1.01)
- ------------------------------------------------------------------------------------------------------------
     Fully diluted                                $      (.22)    $      (.27)    $     (.17)    $    (1.01)
- ------------------------------------------------------------------------------------------------------------
  Cash dividends                                  $        --     $        --     $       --     $       --
- ------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                   $   200,588     $   195,945     $  172,117     $   61,397
- ------------------------------------------------------------------------------------------------------------
Property, plant and equipment - at cost:
  Drilling equipment                                  944,021         961,391        950,538        939,793
  Aircraft and related equipment                      189,954         176,874        166,791        162,001
  Manufacturing plant and equipment                    25,037          18,955
  Other property and equipment                         91,089          86,883         81,636         79,801
- ------------------------------------------------------------------------------------------------------------
     Total                                          1,250,101       1,244,103      1,198,965      1,181,595
- ------------------------------------------------------------------------------------------------------------
Property, plant and equipment - net                   487,039         506,121        507,193        537,819
Total assets                                          802,488         805,179        765,263        684,301
Capital expenditures                                   33,881          43,377         21,989         39,528
Long-term debt                                        247,744         248,504        207,137        212,907
Common stockholders' equity                           429,155         442,347        460,300        375,754
- ------------------------------------------------------------------------------------------------------------

STATISTICAL INFORMATION
Current ratio                                            3.75            4.39           4.90           2.47
Long-term debt/total capitalization                       .37             .36            .31            .36
Book value per share of common stock              $      5.06     $      5.25     $     5.49     $     5.13
- ------------------------------------------------------------------------------------------------------------

*   Includes $.08 per share effect of extraordinary charge.

** At December 31, 1991, the $125,000,000 principal amount of the Company's 13 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year-end, the current ratio would have been 3.61.

Rowan Companies, Inc. and Subsidiaries
FINANCIAL REVIEW

(In thousands except per share amounts and ratios)
                                                   1991         1990         1989        1988         1987       1986
- --------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Revenues:
  Drilling services                            $  170,739     $ 180,118   $  128,818   $  144,018   $  90,145   $ 113,651
  Manufacturing sales and services
  Aircraft services                               101,433       111,992       97,446       72,667      52,984      53,512
- --------------------------------------------------------------------------------------------------------------------------
     Total                                        272,172       292,110      226,264      216,685     143,129     167,163
- --------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Drilling services                               147,853       130,845      119,182      126,288     113,348     139,177
  Manufacturing sales and services
  Aircraft services                                82,364        88,182       75,943       62,571      48,996      52,846
  Depreciation and amortization                    52,954        50,702       52,062       60,324      61,312      62,525
  General and administrative                       11,739         9,549        7,690        7,313       6,766       7,100
- --------------------------------------------------------------------------------------------------------------------------
     Total                                        294,910       279,278      254,877      256,496     230,422     261,648
- --------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                     (22,738)       12,832      (28,613)     (39,811)    (87,293)    (94,485)
- --------------------------------------------------------------------------------------------------------------------------
Other income (expense):
  Interest expense                                (21,379)      (21,601)     (23,682)     (23,920)    (23,463)    (17,208)
  Less interest capitalized                                                                   237         319       2,013
  Gain on disposals of property, plant
     and equipment                                  1,660         3,996        2,320       27,578       1,814         962
  Interest income                                   4,763         8,635       12,709        4,002       4,917       6,786
  Other - net                                         127           178          161          345         407         399
- --------------------------------------------------------------------------------------------------------------------------
     Other income (expense) - net                 (14,829)       (8,792)      (8,492)       8,242     (16,006)     (7,048)
- --------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 (37,567)        4,040      (37,105)     (31,569)   (103,299)   (101,533)
  Provision (credit) for income taxes               1,174         2,081          672           32     (34,009)    (53,002)
- --------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charge         (38,741)        1,959      (37,777)     (31,601)    (69,290)    (48,531)
  Extraordinary charge from redemption of debt     (5,627)
- --------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              $  (44,368)    $   1,959   $  (37,777)  $  (31,601)  $ (69,290)  $ (48,531)
- --------------------------------------------------------------------------------------------------------------------------
Per share of common stock:
  Net income (loss):
     Primary                                   $     (.61)*   $     .03   $     (.52)  $     (.44)  $   (1.12)  $    (.93)
- --------------------------------------------------------------------------------------------------------------------------
     Fully diluted                             $     (.61)*   $     .03   $     (.52)  $     (.44)  $   (1.12)  $    (.93)
- --------------------------------------------------------------------------------------------------------------------------
  Cash dividends                               $      --      $      --   $       --   $       --   $      --   $     .06
- --------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Working capital                                $  125,996     $ 134,393   $  143,963   $  152,335   $  76,779   $  77,265
- --------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - at cost:
  Drilling equipment                              913,379       885,264      867,540      863,450     946,127     941,726
  Aircraft and related equipment                  158,361       138,327      107,985       97,500      98,860     100,339
  Manufacturing plant and equipment
  Other property and equipment                     76,251        73,504       70,598       88,039      88,113      90,795
- --------------------------------------------------------------------------------------------------------------------------
     Total                                      1,147,991     1,097,095    1,046,123    1,048,989   1,133,100   1,132,860
- --------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - net               552,481       549,608      542,995      585,365     697,144     751,225
Total assets                                      895,889       739,133      737,826      800,684     827,785     875,004
Capital expenditures                               85,618        59,905       22,945       18,318      14,123     102,094
Long-term debt                                    220,764       153,621      163,473      181,330     184,187     200,125
Common stockholders' equity                       445,368       485,748      479,287      515,491     546,078     505,115
- --------------------------------------------------------------------------------------------------------------------------

STATISTICAL INFORMATION
Current ratio                                        1.71**        4.00         4.55         4.07        2.88        3.46
Long-term debt/total capitalization                   .33           .24          .25          .26         .25         .27
Book value per share of common stock           $     6.11     $    6.69   $     6.64   $     7.16   $    7.59   $    9.28
- --------------------------------------------------------------------------------------------------------------------------

Rowan Companies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):

                                                    1995             1994              1993
- -----------------------------------------------------------------------------------------------
Revenues:
      Drilling                                $      250.1      $      245.9      $      271.0
      Manufacturing                                  133.7              96.7
      Aviation                                        87.5              95.6              82.2
- -----------------------------------------------------------------------------------------------
         Total                                $      471.3      $      438.2      $      353.2
===============================================================================================
Operating Profit (Loss)*:
      Drilling                                $        5.0      $        0.2      $       19.1
      Manufacturing                                   11.7               7.7
      Aviation                                        (4.3)              4.6               2.2
- -----------------------------------------------------------------------------------------------
         Total                                $       12.4      $       12.5      $       21.3
===============================================================================================
Net Income (Loss)                             $      (18.4)     $      (23.0)     $      (13.3)
===============================================================================================

* Income (loss) from operations before deducting general and administrative expenses.

    Continued volatility in energy prices and in the resulting demand for drilling and aviation services, has pervaded the principal markets in which the Company has operated during the past several years. As shown above, the Company's results have been directly impacted. The Company's manufacturing operations, which have consistently yielded positive results since being acquired in early- 1994, have effectively complemented the Company's marine drilling business while also offering diversification beyond energy.

    The Company's results in 1995 were improved over 1994 primarily due to higher rig utilization and, beginning in the second quarter, increasing drilling day rates which, coupled with gains realized from sales of drilling and aviation equipment and the continued growth of the Company's manufacturing operations, more than offset unfavorable results of aviation operations and reduced turnkey drilling. The Company's 1994 results declined in comparison to 1993 primarily due to a decrease in turnkey drilling revenues and a softening of drilling day rates, which more than offset the improved results of aviation operations and the addition of profitable manufacturing operations.

DRILLING OPERATIONS. The Company's drilling operating results are generally a function of rig rates and activity achieved in its offshore drilling business conducted primarily in the Gulf of Mexico and the North Sea. In turn, the rates obtained for and the utilization of the Company's offshore fleet are primarily influenced by the level of offshore expenditures by energy companies.

    The offshore drilling industry has fluctuated throughout the 1993 - 1995 period, but overall, has generally experienced weak market conditions since the early 1980's, as characterized by short-term, marginal rate contracts. An improvement in natural gas prices strengthened utilization and day rates in the Gulf of Mexico throughout 1993 and much of 1994, while North Sea drilling activity and rates weakened due to energy companies downsizing their drilling programs in the face of impending changes in United Kingdom energy policies. In late 1994, Gulf of Mexico utilization and day rates were impaired by the downward trend of natural gas prices while the North Sea market began to stabilize as changes in U.K. policies were deferred. Beginning in the second quarter of 1995, both markets began to offer improving returns, but for different reasons. Activity and day rates in the Gulf of Mexico were positively influenced by strengthening gas prices, while North Sea utilization approached 100% due to the relatively scarce supply of harsh environment drilling equipment. As a result, the Company's North Sea fleet achieved an 11% average increase in day rates in 1995 compared to 1994 while the Company's Gulf of Mexico fleet, reflecting the depth of the late-1994 decline, averaged a 9% drop between years.

    The number of marine rigs operated by the Company at the end of each year in the 1993 - 1995 period and the rig utilization percentages (number of days producing revenue as a percent of days the rig was available for service) for each of those years are reflected in the following table:

                                                 1995              1994             1993
- -----------------------------------------------------------------------------------------
Jack-ups:
   Number                                        20                20                20
   Utilization                                   90%               86%               85%
Semi-submersible:
   Number                                         1                 1                 1
   Utilization                                   85%               73%               94%
Submersible barges:
   Number                                        - *                3                 3
   Utilization                                   87%               52%               30%
- -----------------------------------------------------------------------------------------

* The Company sold its three submersible barge rigs during the fourth quarter of 1995.

    The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):

                                             1994        1993
                                            to 1995     to 1994
- -----------------------------------------------------------------
Utilization                                 $  33.9     $  22.1
Drilling Rates                                (13.3)      (20.7)
- -----------------------------------------------------------------

    These fluctuations, combined with the impact of Total Project Management, yielded a $4.2 million or 2% increase in 1995 drilling revenues compared to 1994, which was 9% under 1993. Drilling operations expenses were unchanged in 1995 compared to 1994, which was 2% lower than 1993. The expense variations do not correlate with the revenue fluctuations primarily due to the effects of turnkey drilling operations.

    Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:

- ------------------------------------------------------------------------------
GULF OF MEXICO - Continuing high levels of exploration & development activity

NORTH SEA - Continuing high levels of drilling activity for jack-up rigs

EASTERN CANADA - Improving demand

TRINIDAD - Uncertain demand
- ------------------------------------------------------------------------------

    The drilling markets in which the Company competes frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents the Company from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding table will continue. Assuming such conditions and trends prevail, however, the Company should be profitable in 1996.

    In response to fluctuating market conditions, the Company can, as it has done in the past, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified.

    Three of the Company's deep-well land rigs were under contract in Texas and Louisiana at year end and two others worked most of the third and fourth quarters in Argentina. The Company's three trailer-mounted rigs commenced operations in April under a two-year assignment in Argentina. The Company's five arctic land rigs and remaining four rigs in western Texas and Oklahoma were idle in 1995. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

AVIATION OPERATIONS. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. The Company offers, among other services, forest fire control, commuter airline services, flightseeing and medivac services, and, in recent years, has developed and sold auxiliary fuel tanks for helicopters. The Company further broadened its aviation operations in 1994 to include China, where two twin engine helicopters are currently under contract.

    Aviation revenues fell by 8% in 1995 compared to 1994, which was 16% higher than 1993. Aviation division expenses in 1995 were unchanged from 1994, which was 16% above 1993. The decrease in 1995 revenues was primarily due to a drop-off in forest fire control services traditionally provided during the third quarter throughout the western United States and a decrease in United Nations-related flying.

    The number of aircraft operated by the Company at the end of each year in the 1993 - 1995 period and the revenue hours for each of those years are reflected in the following table:


                                         1995             1994             1993
- --------------------------------------------------------------------------------
Twin Engine Helicopters:
         Number                             62               63               63
         Revenue Hours                  29,129           33,330           29,715
Single Engine Helicopters:
         Number                             25               27               31
         Revenue Hours                   9,563           11,574           10,150
Fixed-Wing Aircraft:
         Number                             19               17               15
         Revenue Hours                  20,430           23,136           22,728
- --------------------------------------------------------------------------------

    Excluded from the preceding table are 13 twin engine helicopters owned by the Company's Dutch affiliate which recorded revenue hours of 8,907, 8,134 and 8,420 in 1995, 1994 and 1993, respectively. Also excluded are 14 helicopters and one fixed-wing aircraft acquired in December 1995.

    Perceptible trends existing in the aviation markets in which the Company operates are shown below:

- --------------------------------------------------------------------------------
ALASKA - Moderately improving market conditions

GULF OF MEXICO - Moderately improving market conditions

NORTH SEA - Moderately improving flight support activity

CHINA - Generally stable demand
- --------------------------------------------------------------------------------

    Assuming the foregoing trends continue, the aviation division should contribute positive operating results in 1996. The Company, however, cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical.

MANUFACTURING OPERATIONS. The Company's manufacturing operations generated revenues of $133.7 million in 1995, a 38% increase over 1994, while operating profit improved to 9% of revenues. The heavy equipment division shipped 47 mining, timber and transportation loaders, stackers and cranes during 1995, or 34% more than in 1994, while the marine division's revenues more than doubled to about $25 million. The Company's mini-steel mill, which produces steel for the other two divisions as well as for outside sale, achieved a 17% increase in revenues between years.

    The Company's manufacturing operations are considerably less volatile than its drilling and aviation operations. Given a year-end order backlog of $42 million and barring unforeseen circumstances, the Company's manufacturing operations should continue to contribute positive operating results during 1996.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1995 and 1994 were as follows (dollars in millions):

December 31,                                  1995                1994
- ------------------------------------------------------------------------
Cash and cash equivalents                    $  90.3             $ 111.1
Current assets                               $ 273.5             $ 253.7
Current liabilities                          $  72.9             $  57.8
Current ratio                                   3.75                4.39
Note payable and current maturities
   of long-term debt                         $   7.0             $   0.3
Long-term debt                               $ 247.7             $ 248.5
Stockholders' equity                         $ 429.2             $ 442.3
Long-term debt/total capitalization              .37                 .36
- ------------------------------------------------------------------------

    Reflected in the comparisons above are the effects of net cash used in operations of $6.8 million, capital expenditures of $33.9 million, and proceeds from equipment disposals and repayments from affiliates totaling $19.7 million. The operating cash deficit resulted primarily from an increase in inventories consistent with growing manufacturing operations, start-up costs associated with Argentina land rig operations and deferred turnkey drilling costs on projects in progress.

    Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. Property, plant and equipment additions in 1995 included major rig enhancements, purchases of five aircraft and the December acquisition of 15 helicopters, one fixed-wing aircraft and a hangar and office facility in Alaska.

    On April 28, 1995, the Company announced plans for the design and construction of Rowan Gorilla V, an enhanced version of the Company's Gorilla Class jack-ups, which will be the world's largest bottom supported mobile offshore drilling unit. The rig is being constructed at the Company's Vicksburg, Mississippi shipyard and is expected to be completed by mid-1998 at an estimated cost of $170 million. The Company intends to finance a significant portion of the construction cost and is currently evaluating credit alternatives. While completion of the project could be contingent upon the Company obtaining outside financing, the Company believes that, based upon the relatively long duration of the project and the expected timing of disbursements, such financing will not be necessary prior to early 1997. In the interim, the Company expects capital expenditures related to the construction of Rowan Gorilla V to be about $40 million, which will be financed through existing working capital and anticipated cash flow from operations. While the Company believes it will be able to obtain outside financing for the project, and at a reasonable cost, there can be no assurance that such financing will be obtained. The Company currently has no unused lines of credit.

    The reactivation of the Company's marine construction capability, principally through improvements to the Vicksburg shipyard, is expected to cost approximately $20 million, most of which will be incurred over the first half of 1996, and be financed through existing working capital.

    The Company estimates all other 1996 capital expenditures to be between $20 and $25 million. The Company may also spend amounts to acquire additional aircraft as market conditions justify and to upgrade existing offshore rigs.

    Based on current operating levels and the previously discussed market trends, management believes that 1996 operations, together with existing working capital, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 1996.

    At December 31, 1995, the provisions of the Company's existing indebtedness would allow the Company to enter into sale/leaseback transactions with a maximum value of approximately $73 million.

    In December 1995, in connection with the purchase of 16 aircraft and a hangar and office facility in Alaska, the Company issued a $7 million promissory note payable at the end of one year. The note bears no interest, is secured by the aircraft and can be repaid through the application of proceeds from the Company's sale of any of the aircraft.

    In February 1994, the Company completed the acquisition of the net assets of Marathon LeTourneau Company for $52.1 million, with $10.4 million cash paid at the time of closing and the balance financed by nonrecourse promissory notes bearing interest at 7% and payable at the end of five years.

    In 1993, the Company sold 10 million shares of common stock using the $92 million net proceeds to expand the Company's turnkey drilling operations and increase working capital. During 1993, the Company repaid $10 million outstanding under its $35 million unsecured revolving line of credit and canceled the line. Also in 1993, the Company entered into a $3.6 million nonrecourse bank loan agreement to finance the purchase of two fixed-wing aircraft in conjunction with a five-year medivac service contract.

    The Company did not pay any dividends on its common stock during the 1993 - 1995 period and is currently prohibited from doing so under the terms of its 11 7/8% Senior Notes. See Note 5 of the Notes to Consolidated Financial Statements.

    Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, which governs accounting for the impairment of long-lived assets. The effect of adopting the statement on the Company's financial position or results of operations was not material.

    The Company does not intend to adopt the accounting provisions of Statement of Financial Accounting Standards No. 123 in 1996, but rather has elected to continue to apply Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation.

INDEPENDENT AUDITORS' REPORT



Rowan Companies, Inc. and Subsidiaries:


    We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Houston, Texas
March 1, 1996

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                                          December 31,
                                                                            --------------------------------------
 (In thousands except share amounts)                                              1995                     1994
- ------------------------------------------------------------------------------------------------------------------
 ASSETS
 Current Assets:
    Cash and cash equivalents                                                $    90,338                $  111,070
    Receivables - trade and other                                                 87,811                    78,317
    Inventories:
      Raw materials and supplies                                                  51,898                    42,364
      Work-in-progress                                                            23,015                    14,238
      Finished goods                                                                 708                     2,784
    Prepaid expenses                                                              11,430                     3,290
    Cost of turnkey drilling contracts in progress                                 8,259                     1,642
 -----------------------------------------------------------------------------------------------------------------
         Total current assets                                                    273,459                   253,705
 -----------------------------------------------------------------------------------------------------------------
  Investment In and Advances To 49% Owned Companies                               29,770                    34,476
 -----------------------------------------------------------------------------------------------------------------
  Property, Plant and Equipment - at cost:
    Drilling equipment                                                           944,021                   961,391
    Aircraft and related equipment                                               189,954                   176,874
    Manufacturing plant and equipment                                             25,037                    18,955
    Other property and equipment                                                  91,089                    86,883
 -----------------------------------------------------------------------------------------------------------------
           Total                                                               1,250,101                 1,244,103
    Less accumulated depreciation and amortization                               763,062                   737,982
 -----------------------------------------------------------------------------------------------------------------
         Property, plant and equipment - net                                     487,039                   506,121
 -----------------------------------------------------------------------------------------------------------------
  Other Assets and Deferred Charges                                               12,220                    10,877
 -----------------------------------------------------------------------------------------------------------------
           Total                                                             $   802,488                $  805,179
 =================================================================================================================


  LIABILITIES AND STOCKHOLDERS' EQUITY
  Current Liabilities:
    Note payable and current maturities of long-term debt (Note 2)           $     7,039                $      289
    Accounts payable - trade                                                      21,774                    20,513
    Other current liabilities (Note 4)                                            44,058                    36,958
 -----------------------------------------------------------------------------------------------------------------
           Total current liabilities                                              72,871                    57,760
 -----------------------------------------------------------------------------------------------------------------
  Long-Term Debt - less current maturities (Note 2)                              247,744                   248,504
 -----------------------------------------------------------------------------------------------------------------
  Other Liabilities (Notes 6 and 9)                                               36,227                    36,557
 -----------------------------------------------------------------------------------------------------------------
  Deferred Credits:
    Income taxes (Note 7)                                                          4,146                     4,468
    Gain on sale/leaseback transactions (Note 9)                                  12,345                    15,543
 -----------------------------------------------------------------------------------------------------------------
           Total deferred credits                                                 16,491                    20,011
 -----------------------------------------------------------------------------------------------------------------
  Commitments and Contingent Liabilities (Note 9)
 -----------------------------------------------------------------------------------------------------------------
  Stockholders' Equity:
    Preferred stock, $1.00 par value:
      Authorized 5,000,000 shares issuable in series:
         Series I Preferred Stock, authorized 6,500 shares, none issued
         Series II Preferred Stock, authorized 6,000 shares, none issued
         Series III Preferred Stock, authorized 10,300 shares, none issued
         Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
    Common stock, $.125 par value; authorized 150,000,000 shares;
      issued 86,353,792 shares at December 31, 1995 and 85,737,581 shares at
      December 31, 1994 (Note 3)                                                  10,794                    10,717
    Additional paid-in capital                                                   396,092                   390,925
    Retained earnings (Note 5)                                                    24,754                    43,190
    Less cost of treasury stock - 1,457,919 shares                                 2,485                     2,485
 -----------------------------------------------------------------------------------------------------------------
           Total stockholders' equity                                            429,155                   442,347
 -----------------------------------------------------------------------------------------------------------------
             Total                                                           $   802,488                $  805,179
 =================================================================================================================

 See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS

                                                                          For the Years Ended December 31,
                                                               ---------------------------------------------------
  (In thousands except per share amounts)                           1995               1994                1993
 -----------------------------------------------------------------------------------------------------------------
  Revenues:
    Drilling services                                           $   250,080        $   245,917          $  271,022
    Manufacturing sales and services                                133,755             96,664
    Aircraft services                                                87,462             95,578              82,174
 -----------------------------------------------------------------------------------------------------------------
      Total                                                         471,297            438,159             353,196
 -----------------------------------------------------------------------------------------------------------------
  Costs and Expenses:
    Drilling services                                               207,934            207,577             211,095
    Manufacturing sales and services                                120,378             87,382
    Aircraft services                                                79,993             79,955              68,882
    Depreciation and amortization                                    50,555             50,790              51,918
    General and administrative                                       14,692             13,862              13,940
 -----------------------------------------------------------------------------------------------------------------
      Total                                                         473,552            439,566             345,835
 -----------------------------------------------------------------------------------------------------------------
  Income (Loss) From Operations                                      (2,255)            (1,407)              7,361
 -----------------------------------------------------------------------------------------------------------------
  Other Income (Expense):
    Interest expense                                                (27,702)           (27,530)            (25,361)
    Gain on disposals of property, plant and equipment                6,598              1,344               1,955
    Interest income                                                   5,209              4,813               2,348
    Other - net                                                         468                260                 150
 -----------------------------------------------------------------------------------------------------------------
      Other income (expense) - net                                  (15,427)           (21,113)            (20,908)
 -----------------------------------------------------------------------------------------------------------------
  Income (Loss) Before Income Taxes                                 (17,682)           (22,520)            (13,547)
    Provision (credit) for income taxes (Note 7)                        754                469                (288)
 -----------------------------------------------------------------------------------------------------------------
  Net Income (Loss)                                             $   (18,436)       $   (22,989)         $  (13,259)
 =================================================================================================================
  Earnings (Loss) Per Share of Common Stock (Note 1)            $      (.22)       $      (.27)         $     (.17)
 =================================================================================================================

  See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           For the Years Ended December 31, 1995, 1994 and 1993
                                                    ------------------------------------------------------------------
                                                                  Common Stock
                                                    ---------------------------------------

                                                          Issued              In Treasury       Additional
                                                    -----------------      ----------------      Paid-in      Retained
  (In thousands)                                     Shares    Amount      Shares    Amount      Capital      Earnings
 ---------------------------------------------------------------------------------------------------------------------
  Balance, January 1, 1993                         74,645     $ 9,331      1,458   $  2,485    $  289,470     $ 79,438
    Exercise of stock options                         531          66                                 464
    Value of services rendered by
      participants in the Nonqualified
      Stock Option Plans (Note 3)                                                                   4,282
    Conversion of subordinated debentures             174          22                                 978
    Sale of common stock (Note 3)                  10,000       1,250                              90,743
    Net loss                                                                                                   (13,259)
 ---------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1993                       85,350      10,669      1,458      2,485       385,937       66,179
    Exercise of stock options                         388          48                                 340
    Value of services rendered by
      participants in the Nonqualified
      Stock Option Plans (Note 3)                                                                   4,648
    Net loss                                                                                                   (22,989)
 ---------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1994                       85,738      10,717      1,458      2,485       390,925       43,190
    Exercise of stock options                         538          67                                 472
    Value of services rendered by
      participants in the Nonqualified
      Stock Option Plans (Note 3)                                                                   4,255
    Conversion of subordinated debentures              78          10                                 440
    Net loss                                                                                                   (18,436)
 ---------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1995                       86,354     $10,794      1,458   $  2,485    $  396,092     $ 24,754
 =====================================================================================================================

  See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                              For the Years Ended December 31,
                                                                   -----------------------------------------------------
(In thousands)                                                          1995                  1994               1993
- ------------------------------------------------------------------------------------------------------------------------
Cash Provided By (Used In):
    Operations:
      Net income (loss)                                             $  (18,436)          $   (22,989)          $ (13,259)
      Noncash charges (credits) to net income (loss):
         Depreciation and amortization                                  50,555                50,790              51,918
         Gain on disposals of property, plant and equipment             (6,598)               (1,344)             (1,955)
         Compensation expense                                            4,255                 4,648               4,282
         Change in sale/leaseback payable                               (1,460)               (1,405)               (273)
         Amortization of sale/leaseback gain                            (3,198)               (3,198)             (3,198)
         Provision for pension and postretirement benefits               7,402                 6,922               5,623
         Other - net                                                     1,161                  (503)             (1,271)
      Changes in current assets and liabilities:
         Receivables - trade and other                                  (9,494)               18,080             (28,867)
         Inventories                                                   (16,235)               (9,205)                670
         Other current assets                                          (17,718)               (2,464)              2,257
         Current liabilities                                             3,148                 6,064                 774
      Net changes in other noncurrent assets and liabilities              (171)               (2,591)              1,665
- ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operations                             (6,789)               42,805              18,366
- ------------------------------------------------------------------------------------------------------------------------
  Investing activities:
      Capital expenditures:
         Property, plant and equipment additions                       (33,881)              (32,963)            (21,989)
         Acquisition of net manufacturing assets                                             (10,414)
      Repayments from (advances to) affiliates                           3,676                                      (100)
      Proceeds from disposals of property, plant and equipment          16,013                 2,604               2,929
- ------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                (14,192)              (40,773)            (19,160)
- ------------------------------------------------------------------------------------------------------------------------
   Financing activities:
      Proceeds from common stock offering, net of issue costs                                                     91,993
      Proceeds from revolving credit arrangements                                                                 10,000
      Payments on revolving credit arrangements                                                                  (10,000)
      Proceeds from other borrowings                                                                               3,560
      Repayments of other borrowings                                      (290)               (8,127)             (8,061)
      Other - net                                                          539                   387                 530
- ------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                    249                (7,740)             88,022
- ------------------------------------------------------------------------------------------------------------------------
  Increase (Decrease) in Cash and Cash Equivalents                     (20,732)               (5,708)             87,228
  Cash and Cash Equivalents, Beginning of Year                         111,070               116,778              29,550
- ------------------------------------------------------------------------------------------------------------------------
  Cash and Cash Equivalents, End of Year                            $   90,338           $   111,070           $ 116,778
========================================================================================================================

  See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries (the "Company").

         On February 11, 1994, the Company completed the acquisition of substantially all of the assets, and assumed certain related liabilities, of Marathon LeTourneau Company for $52,070,000 pursuant to an agreement with General Cable Corporation dated November 12, 1993. The acquisition was financed with $10,414,000 in cash and $41,656,000 in 7% promissory notes due in 1999 and has been recorded using the purchase method of accounting. The accompanying consolidated financial statements give effect to the acquisition as of January 1, 1994 and include the financial position, results of operations and cash flows associated with the acquired net assets from that date. Had the acquisition been completed effective January 1, 1993, the Company's unaudited pro forma operating results for 1993 would have been as follows: revenues - $449,400,000, net loss - $10,300,000 and net loss per share of common stock - $.13.

         The Company accounts for its investment in 49% owned companies using the equity method.

         The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a thirty-year period. At December 31, 1995, the unamortized excess cost was $2,967,000.

         Intercompany transactions are eliminated in consolidation.

REVENUE RECOGNITION. Most drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses. The Company also utilizes turnkey contracts for certain of its drilling operations. Under these short-term, fixed price arrangements, revenues and expenses are recognized on a completed contract basis.

        The Company's aviation services generally are provided under master service agreements (which provide for incremental payments based on usage), term contracts, or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

         Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $119,640,000 and $97,324,000, respectively, in 1995 and $90,460,000 and $72,717,000, respectively, in 1994.

INVENTORIES. Manufacturing inventories are stated principally at lower of first-in, first-out cost or market. Drilling and aviation materials and supplies are carried at average cost.

STATEMENT OF CASH FLOWS. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

          Noncash financing activities consisted of the issuance of a $6,972,000 non-interest bearing promissory note in connection with the purchase of certain aviation assets in 1995, the issuance of $41,656,000 in 7% promissory notes in connection with the acquisition of the net assets of Marathon LeTourneau Company in 1994, the issuance of $10,300,000 Series III Floating Rate Convertible Subordinated Debentures in 1994 and the conversion of $450,000 and $1,000,000 of Series I Floating Rate Convertible Subordinated Debentures into 78,261 and 173,913 shares of common stock in 1995 and 1993, respectively. See Notes 2 and 3.

PROPERTY AND DEPRECIATION. For financial reporting purposes, the Company computes depreciation using the straight-line method over the estimated lives of the related assets as follows:

                                                                           Salvage
                                              Years                         Value
- ---------------------------------------------------------------------------------------
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
Aviation equipment:
  Aircraft                                    7 to 10                    15% to 25%
  Other                                       2 to 10                     various
Manufacturing plant and equipment:
  Buildings and improvements                 10 to 25                    10% to 20%
  Other                                       2 to 12                      various
Other property and equipment                  3 to 40                      various
- ---------------------------------------------------------------------------------------

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

         Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement generally requires a periodic review of long-lived assets for indications that their carrying amount may not be recoverable and governs the measurement and disclosure of any resulting impairment loss. Its application did not have a material impact on the Company's financial position or results of operations.

INCOME TAXES. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 under which deferred income tax assets and liabilities reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. See Note 7.

EARNINGS (LOSS) PER COMMON SHARE. Earnings (loss) per share amounts are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Shares issuable upon conversion of the Series I, Series II and Series III Floating Rate Convertible Subordinated Debentures and the exercise of stock options are excluded from the computation because their effect is antidilutive.

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain reclassifications have been made in the 1994 and 1993 amounts to conform with the 1995 presentations.

2. LONG-TERM DEBT

Long-term debt consisted of (in thousands):

December 31,                                      1995                      1994
- -----------------------------------------------------------------------------------
11 7/8% Senior Notes due 2001                $  200,000               $    200,000
Nonrecourse notes payable in quarterly
     installments through 1998 with a
     final balloon payment due at
     maturity; bearing interest at 7% and
     collateralized by two aircraft costing
     approximately $3.6 million                   2,797                      3,087
Nonrecourse notes payable due 1999
     bearing interest at 7%                      41,656                     41,656
Promissory note payable in 1996; non-
     interest bearing and secured by 15
     aircraft costing approximately
     $6.7 million                                 6,730
Series I subordinated convertible
     debentures due 1996 bearing interest
     at 1/2% above prime rate                                                  450
Series II subordinated convertible
     debenture due 1997 bearing interest
     at 1/2% above prime rate                     3,600                      3,600
- -----------------------------------------------------------------------------------
Total                                           254,783                    248,793
Less current maturities                           7,039                        289
- -----------------------------------------------------------------------------------
Remainder                                    $  247,744               $    248,504
===================================================================================

         Maturities of long-term debt for the five years ending December 31, 2000 are as follows: 1996 - $7,039,000, 1997 - $3,932,000, 1998 - $2,156,000,
1999 - $41,656,000 and 2000 - $0.

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

         In February 1994, in connection with the acquisition of certain net manufacturing assets, the Company issued $41,656,000 in 7% promissory notes due in 1999. See Note 1 for further information.

         In December 1995, in connection with the purchase of 15 helicopters, one fixed-wing aircraft and a hangar and office facility, the Company issued a $6,972,000 promissory note due in one year. The note bears no interest and is secured by the aircraft.

         The $3,600,000 principal amount of the Series II Floating Rate Convertible Subordinated Debenture is convertible into $3,600,000 Series II Preferred Stock, which may be converted into an aggregate of 400,000 shares of the Company's common stock. At December 31, 1995 the interest rate was 9.25%. See Note 3 for further information.

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

         Interest payments for 1995, 1994 and 1993 were $27,433,000, $26,900,000 and $24,867,000, respectively.

         Certain debt agreements of the Company contain provisions that require an excess of current assets over current liabilities and an excess of stockholders' equity over consolidated funded indebtedness, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock, and present and future common stock dividend payments. See Note 5 for further information.

3. STOCKHOLDERS' EQUITY

The Company has two nonqualified stock option plans through which options have been granted to certain key employees.

         The Company's 1980 Nonqualified Stock Option Plan authorized the Board of Directors to grant, through January 25, 1990, options to purchase a total of 1,000,000 shares of the Company's common stock.

         Under the terms of the 1988 Nonqualified Stock Option Plan, as amended (the "1988 Plan"), the Board of Directors can grant, before January 21, 2003, options to purchase a total of 7,000,000 shares of the Company's common stock.

         At December 31, 1995, options for 5,726,504 shares had been granted at an exercise price of $1.00 per share and 317 active, key employees had been granted options.

Options are exercisable to the extent of 25% after one year from date of grant, 50% after two years, 75% after three years and 100% after four years. All options not exercised expire ten years after the date of grant.

         For financial accounting purposes, the Company recognizes compensation expense with respect to any nonqualified option in an amount equal to the difference between the market price per share and the option price per share on the date of grant. The compensation is recorded as expense over the period in which the employee performs services to earn the right to exercise the option and an equal amount is credited to additional paid-in capital.

         Stock option activity was as follows:

                                                           Number of Shares
                                      --------------------------------------------------------
                                         1995                 1994                    1993
- ----------------------------------------------------------------------------------------------
Stock options outstanding,
   January 1                        2,182,650              1,616,325                1,490,475
Changes during the year:
   Granted, at $1.00
     per share                        928,000                982,000                  707,250
   Exercised                         (537,950)              (387,675)                (530,650)
   Forfeited                          (73,000)               (28,000)                 (50,750)
- ----------------------------------------------------------------------------------------------
Stock options outstanding,
   December 31                      2,499,700              2,182,650                1,616,325
==============================================================================================
Stock options exercisable,
   December 31                        494,513                440,338                  317,137
==============================================================================================
Stock options available for
   grant, December 31:
     1988 Plan                      2,608,821              3,463,821                4,417,821
==============================================================================================

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

         Since the inception of the plan, debentures in the aggregate principal amount of $19,925,000 have been issued by the Company. At December 31, 1995, all $5,125,000 principal amount of debentures issued in 1986 had been converted into common stock at $5.75 per share. In 1987, the Company issued a debenture in the principal amount of $4,500,000, of which $3,600,000 was outstanding at December 31, 1995. This residual amount is ultimately convertible into common stock at $9.00 per share for each $1,000 principal amount of debenture at any time through September 10, 1997, unless earlier redeemed or the conversion privilege is terminated. In November 1994, the Company issued debentures in the principal amount of $10,300,000 which are ultimately convertible into common stock at $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004, as follows, unless earlier redeemed or the conversion privilege is terminated: $2,350,000 through November 29, 1996; $4,800,000 on or after November 30, 1996; $7,500,000 on or after November 30, 1997 and $10,300,000 on or after November 30, 1998.

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


4. OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

December 31,                             1995                1994
- -------------------------------------------------------------------
Gain on sale/leaseback transactions   $  3,198             $  3,198
Accrued liabilities:
    Income taxes                         1,321                  577
    Compensation and related
     employee costs                     24,578               17,837
    Interest                             2,012                2,195
    Taxes and other                     12,949               13,151
- -------------------------------------------------------------------
Total                                 $ 44,058             $ 36,958
===================================================================


5. RESTRICTIONS ON RETAINED EARNINGS

Under the terms of certain debt agreements, the Company has agreed not to declare dividends or make any distribution on its common stock unless the total dividends or distributions subsequent to December 31, 1991 are less than the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1991, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1991, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1991. Under this dividend restriction, the Company had a computed negative balance of $16,444,000 at December 31, 1995. Subject to these restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

6. BENEFIT PLANS

Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees. In 1994, in connection with the acquisition of net manufacturing assets, the Company assumed the assets and obligations of a separate plan covering manufacturing employees.

          Pension benefits are based on an employee's years of service and average earnings for the five highest consecutive calendar years of compensation during the ten years immediately preceding retirement. The Company's policy is to fund the minimum amount required by the Internal Revenue Code.

          The following table sets forth the plans' funded status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

December 31,                             1995                1994
- --------------------------------------------------------------------
Actuarial present value of
    benefit obligations:
     Accumulated benefit obligation,
     Vested benefits                  $107,803              $80,539
====================================================================
     Total benefits                   $115,533              $87,380
====================================================================
Plan assets at fair value             $108,056              $88,650
Projected benefit obligation
    for service rendered to date       130,722               99,275
- --------------------------------------------------------------------
Plan assets less than projected
    benefit obligation                  22,666               10,625
Unrecognized net loss                   (9,857)              (2,941)
Unrecognized net benefits being
    recognized over 15 years             4,845                6,057
Unrecognized prior service cost           (555)                (671)
- --------------------------------------------------------------------
Accrued pension cost included in
    Current and Other Liabilities     $ 17,099              $13,070
====================================================================

          The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1995, included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share.

          At December 31, 1995, $13,200,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $9,900,000 yielding approximately 5.4% to maturity.

          Net pension cost included the following components (in thousands):

                                 1995          1994           1993
- ---------------------------------------------------------------------
Service cost - benefits
  earned during the period     $ 4,335        $ 4,784        $ 3,982
Interest cost on projected
  benefit obligation             8,580          7,879          6,796
Actual return on plan
  assets - (gain) loss         (24,166)         7,264         (8,580)
Net amortization
  and deferral                  15,280        (17,105)            (5)
- ---------------------------------------------------------------------
Net periodic pension cost      $ 4,029        $ 2,822        $ 2,193
=====================================================================

          Assumptions used in actuarial calculations were:

                                  1995           1994           1993
- --------------------------------------------------------------------
Discount rate                    7.25%          8.75%           7.5%
Rate of compensation
  increase                        4.0%           4.0%           4.5%
Expected rate of return
  on plan assets                  9.0%           9.0%           9.0%
- --------------------------------------------------------------------

          The Company also sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by Section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1995 and 1994 of $3,021,000 and $2,404,000, respectively. The net pension liabilities included in the Company's consolidated balance sheet were $2,230,000 and $1,497,000 at December 31, 1995 and 1994, respectively. Net pension cost was $473,000 in 1995, $437,000 in 1994 and $408,000 in 1993.

          In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's drilling and aviation employees may become eligible for those benefits if they reach normal retirement age while working for the Company.

          The following table sets forth the plan's status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

December 31,                             1995                1994
- --------------------------------------------------------------------
Accumulated postretirement
    benefit obligations:
    Retirees                           $12,006               $8,081
    Fully eligible active plan
     participants                        7,751                5,388
    Other active plan participants      11,570                9,057
- --------------------------------------------------------------------
    Total benefits                      31,327               22,526
Unrecognized transition obligation
    being recognized over 20 years     (12,859)             (17,022)
Unrecognized net gain (loss)            (8,870)               1,195
- --------------------------------------------------------------------
Accrued postretirement benefit cost
    included in Other Liabilities       $9,598               $6,699
====================================================================

          The actuarially determined accumulated postretirement benefit obligation reflects health care cost trend rates of 12% for 1995 and decreasing by 1% annually through 2001 and a discount rate of 7.25%. A one percentage point increase in the assumed health care cost trend rate would increase net periodic postretirement benefit cost by approximately $353,000 and increase the accumulated postretirement benefit obligation by approximately $2,986,000.

        Net postretirement benefit cost included the following components (in thousands):

                                        1995         1994         1993
- ------------------------------------------------------------------------
Service cost                         $ 1,157       $ 1,475       $ 1,039
Interest cost                          1,998         1,799         1,537
Net amortization and
    deferral                             797         1,003           946
- ------------------------------------------------------------------------
Net periodic postretirement
    benefit cost                     $ 3,952       $ 4,277       $ 3,522
========================================================================

        Cash payments for postretirement benefits in 1995, 1994 and 1993 were approximately $1,052,000, $614,000 and $500,000, respectively.

         Effective April 1, 1995, the Company commenced the Rowan Companies, Inc. Savings and Investment Plan in conformity with Section 401(k) of the Internal Revenue Code. The plan, to which the Company contributed about $988,000 in 1995, covers all drilling and aviation employees. Manufacturing employees are covered by a separate plan to which the Company contributed approximately $620,000 and $433,000 in 1995 and 1994, respectively.

7. INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                        1995         1994           1993
- -------------------------------------------------------------------------
Current:
    Federal                           $   87        $  (98)       $  123
    Foreign                              787           145           501
    State                                202           268
- -------------------------------------------------------------------------
     Total current provision           1,076           315           624
Deferred - foreign and other            (322)          154          (912)
- -------------------------------------------------------------------------
Total income tax
    provision (credit)                $  754        $  469        $ (288)
=========================================================================

         Total income tax expense (credit) shown in the consolidated statement of operations is reconciled to the amount that would be computed if the income
(loss) before income taxes was multiplied by the federal income tax rate (statutory rate) as follows (in thousands):

                                        1995         1994           1993
- -------------------------------------------------------------------------
Statutory rate                           35%           35%           35%

Tax at statutory rate                $(6,189)      $(7,883)      $(4,742)
Increase (decrease)
    in taxes resulting from:
    Limitation on utilization
     of tax benefits                   6,224         7,663         3,679
    Additional taxes on
     foreign source income               465           753           551
    Alternative minimum tax               87           (98)          123
    Other - net                          167            34           101
- -------------------------------------------------------------------------
Total income tax
    provision (credit)                  $754          $469         $(288)
=========================================================================

    Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows (in thousands):

December 31,                           1995                   1994
- ---------------------------------------------------------------------
Deferred tax asset:
   Deferred sale/leaseback gain      $ 5,443                 $ 6,563
   Accrued pension and
    postretirement benefit costs      10,190                   7,454
   ESOP/PAYSOP contributions           1,428                   1,753
   Net operating loss carryforward    97,608                  95,352
   Investment tax credit carryforward 49,495                  56,450
   Other                               3,546                   3,256
- ---------------------------------------------------------------------
                                     167,710                 170,828
Valuation allowance                  (69,278)                (69,031)
- ---------------------------------------------------------------------
                                      98,432                 101,797
- ---------------------------------------------------------------------
Deferred tax liability:
   Property, plant and equipment      99,162                 102,113
   Foreign income taxes                2,632                   3,030
   Other                                 784                   1,122
- ---------------------------------------------------------------------
                                     102,578                 106,265
- ---------------------------------------------------------------------
Deferred tax liability - net          $4,146                  $4,468
=====================================================================

         The valuation allowance at December 31, 1995 primarily consisted of investment tax credit carryforwards ($49.5 million) and a portion of the net operating loss carryforward ($18.8 million) which are forecast as not being utilized prior to their statutory expiration dates. The valuation allowance increased by $247,000 in 1995 primarily as a result of the Company's loss in the current year which was offset by expiring tax credits.

         At December 31, 1995, the Company had $45,414,000 of regular investment tax credits and $4,081,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 1996 - $12,772,000, 1997 - $11,069,000, 1998 - $8,026,000, 1999 - $10,110,000, 2000 - $2,017,000
and 2001 - $5,501,000.

         At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $278,880,000 which will expire, if not utilized, as follows: 2001 - $89,438,000, 2002 - $129,124,000,
2006 - $1,860,000, 2007 - $50,260,000, 2008 - $3,002,000, 2009 - $1,465,000 and
2010 - $3,731,000.

         Deferred income taxes not provided for undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $3,900,000 at December 31, 1995.

         Loss before income taxes consisted of $(17,292,000), $(21,640,000) and $(10,346,000) of domestic losses, and $(390,000), $(880,000) and $(3,201,000)
of foreign losses for 1995, 1994 and 1993, respectively.

         Income tax payments exceeded refunds by $388,000 in 1995, $393,000 in 1994 and $248,000 in 1993.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 1995, the carrying amount of the Company's cash and cash equivalents approximated fair value due to the short maturity of the instruments. Except for the 11 7/8% Senior Notes discussed below, the carrying amount of the Company's long-term debt was estimated to approximate its fair value at December 31, 1995 based upon quoted market prices for similar issues.

         The 11 7/8% Senior Notes had a fair value of $216,000,000 at December 31, 1995, or a $16,000,000 premium to carrying value, based upon the closing price quoted on the New York Stock Exchange.

9. COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, the Company sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, for a total of $126,500,000 in cash and leased each rig back under 15-year operating leases at effective interest rates of 9.3% and 8.0%, respectively. In each of 1999 and 2000, the Company will have an option to purchase the respective rig at the then fair market value, terminate the lease, or renew the lease at the lesser of a) a fixed rental renewal of 50% of the weighted average amount of the semi-annual installments during the basic term, or b) a fair market rental renewal. Each transaction resulted in a gain which is being recognized over the respective lease term.

         Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis though the payments are variable. Other liabilities at December 31, 1995 and 1994 included the excess of inception-to-date sale/leaseback expenses over related payments of $12,857,000 and $14,089,000, respectively.

         The Company has operating leases covering aircraft hangars, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $20,113,000 in 1995, $20,756,000 in 1994 and
$17,633,000 in 1993.

         As of December 31, 1995, the future minimum payments to be made under noncancelable operating leases were (in thousands):

1996                                  $  21,538
1997                                     23,592
1998                                     19,161
1999                                     21,232
2000                                     17,646
Later years                               1,717
- -----------------------------------------------
Total                                 $ 104,886
===============================================

         Capital expenditures for 1996 are estimated as follows: reactivation of the Company's Vicksburg shipyard ($20 million), progress toward construction of Rowan Gorilla V ($40 million) and other asset purchases or enhancements ($20 to $25 million).

         In the Company's opinion, at December 31, 1995, there were no contingencies, claims or lawsuits against the Company which could have a material adverse effect on its financial position or results of operations.

10. SEGMENTS OF BUSINESS

The Company has three principal segments of business: contract and turnkey drilling of oil and gas wells, both onshore and offshore ("Drilling"), charter helicopter and fixed-wing aircraft services ("Aviation") and, beginning in 1994, manufacture of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and marine drilling equipment ("Manufacturing").

         Drilling services are provided in both domestic and foreign areas. Aviation services primarily include charter airline, flightseeing and forest fire control services in Alaska as well as oil and gas related services in the Gulf of Mexico. Manufacturing operations are primarily conducted in Longview, Texas, but sales and services are carried out throughout the United States and in many foreign locations.

         Total revenues reported by industry segments consist principally of revenues from unaffiliated customers. The Company had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer in each of 1995 (11%), 1994 (10%) and 1993 (17%).

         The Company believes that it has no significant concentrations of credit risk. The Company has never experienced any significant credit losses and its drilling and aviation services customers have heretofore primarily been large energy companies and government bodies. The addition of manufacturing operations in 1994 has diversified the Company's operations and attendant credit risk. Further, the Company retains the ability to relocate its major drilling and aviation assets over significant distances on a timely basis in response to changing market conditions.

         Assets are identified to a segment by their direct use. The Company classifies its drilling rigs for segment purposes as domestic or foreign based upon the drilling rig's country of registry. Accordingly, drilling rigs registered in the United States are classified with domestic operations and revenues generated from foreign operations of these rigs are considered export revenues. Revenues generated by foreign-registered drilling rigs from operations offshore the United States are classified as foreign revenues. Assuming revenues derived from all drilling operations within the United States, both onshore and offshore, were treated as domestic revenues and export revenues were treated as foreign revenues, revenues from foreign drilling operations would have been $82,453,000 in 1995.

         Domestic drilling operations included export revenues of $82,177,000 in 1995, $84,025,000 in 1994 and $79,697,000 in 1993. Except for $39,826,000 in
1995, $34,533,000 in 1994 and $38,005,000 in 1993, from other foreign areas, such export revenues were generated from North Sea operations. Manufacturing operations included export sales of $48,222,000 in 1995 and $34,543,000 in 1994.

         At December 31, 1995, 27 drilling rigs, including 15 offshore rigs, with a carrying value of $217,755,000 were located in the United States and 11 drilling rigs, including 6 offshore rigs, with a carrying value of $129,599,000 were located in foreign jurisdictions.

        Information concerning the Company's operations is summarized by segment as follows (in thousands):

                                           1995         1994         1993
- ----------------------------------------------------------------------------
Revenues:
    Drilling services:
     Domestic                          $ 224,563     $ 217,395     $ 243,993
     Foreign                              25,517        28,522        27,029
    Manufacturing sales and services     133,755        96,664
    Aviation services                     87,462        95,578        82,174
- ----------------------------------------------------------------------------
Consolidated                           $ 471,297     $ 438,159     $ 353,196
============================================================================
Operating profit (loss):
    Drilling services:
     Domestic                          $   5,902     $   4,771     $  22,856
     Foreign                                (883)       (4,597)       (3,803)
    Manufacturing sales and services      11,737         7,667
    Aviation services                     (4,319)        4,614         2,248
- ----------------------------------------------------------------------------
Consolidated                              12,437        12,455        21,301
Gain on disposals of property, plant
    and equipment                          6,598         1,344         1,955
Interest and other income                  5,677         5,073         2,498
General and administrative               (14,692)      (13,862)      (13,940)
Interest expense                         (27,702)      (27,530)      (25,361)
- ----------------------------------------------------------------------------
Income (loss) before income taxes      $ (17,682)    $ (22,520)    $ (13,547)
============================================================================
Identifiable assets at
    December 31:
    Drilling services:
     Domestic                          $ 483,354     $ 531,990     $ 584,583
     Foreign                              56,077        40,863        41,687
    Manufacturing sales and services     108,798        83,616
    Aviation services                    154,259       148,710       138,993
- ----------------------------------------------------------------------------
Total assets                           $ 802,488     $ 805,179     $ 765,263
============================================================================

         Certain other financial information for each of the Company's principal business segments is summarized as follows (in thousands):

                                           1995         1994         1993
- ----------------------------------------------------------------------------
Depreciation and amortization:
    Drilling                            $ 37,127      $ 38,166      $ 40,874
    Aviation                              11,788        11,009        11,044
    Manufacturing                          1,640         1,615
Capital expenditures:
    Drilling                              14,846        17,033        12,741
    Aviation                              12,897        14,657         9,248
    Manufacturing                          6,138        11,687
Maintenance and repairs:
    Drilling                              25,870        27,237        22,129
    Aviation                              13,911        16,138        10,197
    Manufacturing                          9,071         7,836
- ----------------------------------------------------------------------------

11. RELATED PARTY TRANSACTIONS

A member of the Company's Board of Directors also serves as a director of one of the Company's 1995 drilling customers. The transaction with this customer involved a day rate and operating costs which were comparable to those experienced by the Company in connection with third party contracts for similar rigs. Because of the aforementioned relationship, the contract between the Company and the customer was reviewed and ratified by the Board of Directors of the Company. Related 1995 revenues were $2,755,000.

         The chairman of the board of one of the Company's drilling customers served as a director of the Company until April 1993. Transactions with this customer involved day rates and operating costs which were comparable to those experienced by the Company in connection with third party contracts for similar rigs. Because of the aforementioned relationship, each drilling contract between the Company and the customer was reviewed and ratified by the Board of Directors of the Company during his tenure as a board member. Related 1993 revenues were $3,469,000.

         In 1993, a director of the Company was an investment banker with one of the underwriters of the Company's 10,000,000 share common stock offering. That underwriter received $2,876,000 in commissions from the offering.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1994 and 1995 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                                  First           Second            Third          Fourth
                                 Quarter          Quarter          Quarter         Quarter
- -------------------------------------------------------------------------------------------
1994:
Revenues                        $100,704         $105,380         $129,219        $102,856
Operating
   profit (loss)                   3,432            3,596           13,859          (8,432)
Net income (loss)                 (5,958)          (5,862)           5,646         (16,815)
Earnings (loss) per
   common share                     (.07)            (.07)             .07            (.20)
- -------------------------------------------------------------------------------------------
1995:
Revenues                         $92,797         $117,382         $134,343        $126,775
Operating
   profit (loss)                 (13,637)           5,261           10,184          10,629
Net income (loss)                (21,735)          (3,706)             663           6,342
Earnings (loss) per
   common share                     (.26)            (.04)             .01             .07
- -------------------------------------------------------------------------------------------

COMMON STOCK PRICE RANGE,
CASH DIVIDENDS AND STOCK SPLITS (UNAUDITED)

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 28, 1996 there were approximately 3,400 holders of record.

Quarter                               1995                                   1994
- -------------------------------------------------------------------------------------------
                              High            Low                    High             Low
                            ---------------------------------------------------------------
First                        $6.75           $5.38                  $9.13            $6.88
Second                        8.38            6.38                   8.75             6.63
Third                         8.63            6.75                   9.25             7.00
Fourth                       10.00            6.00                   7.88             5.75
- -------------------------------------------------------------------------------------------

         The Company did not pay any dividends on its common stock during 1995 and 1994. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

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