Form 10-K, Exhibit 13
period 1996-12-31
ROWAN COMPANIES INC
filed 1997-03-31
CIK 85408

                                                                     EXHIBIT 13


Rowan Companies, Inc. and Subsidiaries
TEN-YEAR FINANCIAL DATA

(In thousands except per share
  amounts and ratios)                         1996        1995        1994        1993
                                           ----------  ----------  ----------  ----------
OPERATIONS
Revenues:
  Drilling services                        $  316,123  $  250,080  $  245,917  $  271,022
  Manufacturing sales and services            143,768     133,755      96,664
  Aviation services                           111,269      87,462      95,578      82,174
                                           ----------  ----------  ----------  ----------
    Total                                     571,160     471,297     438,159     353,196
                                           ----------  ----------  ----------  ----------
Costs and expenses:
  Drilling services                           202,878     207,934     207,577     211,095
  Manufacturing sales and services            131,665     120,378      87,382
  Aviation services                            93,473      79,993      79,955      68,882
  Depreciation and amortization                47,882      50,555      50,790      51,918
  General and administrative                   16,591      14,692      13,862      13,940
                                           ----------  ----------  ----------  ----------
    Total                                     492,489     473,552     439,566     345,835
                                           ----------  ----------  ----------  ----------
Income (loss) from operations                  78,671      (2,255)     (1,407)      7,361
                                           ----------  ----------  ----------  ----------
Other income (expense):
  Interest expense                            (27,547)    (27,702)    (27,530)    (25,361)
  Less interest capitalized                     2,516
  Gain on disposals of property,
    plant and equipment                         2,359       6,598       1,344       1,955
  Interest income                               4,157       5,209       4,813       2,348
  Other -- net                                    374         468         260         150
                                           ----------  ----------  ----------  ----------
    Other income (expense) -- net             (18,141)    (15,427)    (21,113)    (20,908)
                                           ----------  ----------  ----------  ----------
Income (loss) before income taxes              60,530     (17,682)    (22,520)    (13,547)
   Provision (credit) for income taxes           (808)        754         469        (288)
                                           ----------  ----------  ----------  ----------
Income (loss) before extraordinary charge      61,338     (18,436)    (22,989)    (13,259)
   Extraordinary charge from
     redemption of debt
                                           ----------  ----------  ----------  ----------
Net income (loss)                          $   61,338  $  (18,436) $  (22,989) $  (13,259)
                                           ----------  ----------  ----------  ----------
Per share of common stock:
  Net income (loss):
   Primary                                 $      .70  $     (.22) $     (.27) $     (.17)
                                           ----------  ----------  ----------  ----------
   Fully diluted                           $      .70  $     (.22) $     (.27) $     (.17)
                                           ----------  ----------  ----------  ----------
  Cash dividends                           $     --    $     --    $     --    $     --
                                           ----------  ----------  ----------  ----------

FINANCIAL POSITION
Working capital                            $  232,045  $  200,588  $  195,945  $  172,117
                                           ----------  ----------  ----------  ----------
Property, plant and equipment -- at cost:
 Drilling equipment                           954,249     944,021     961,391     950,538
 Aircraft and related equipment               188,681     189,954     176,874     166,791
 Manufacturing plant and equipment             37,377      25,037      18,955
 Construction in progress                      77,318
 Other property and equipment                  94,517      91,089      86,883      81,636
                                           ----------  ----------  ----------  ----------
    Total                                   1,352,142   1,250,101   1,244,103   1,198,965
                                           ----------  ----------  ----------  ----------
Property, plant and equipment -- net          546,200     487,039     506,121     507,193
Total assets                                  899,308     802,488     805,179     765,263
Capital expenditures                          117,947      33,881      43,377      21,989
Long-term debt                                267,321     247,744     248,504     207,137
Common stockholders' equity                   496,219     429,155     442,347     460,300
                                           ----------  ----------  ----------  ----------

STATISTICAL INFORMATION
Current ratio                                    3.72        3.75        4.39        4.90
Long-term debt/total capitalization               .35         .37         .36         .31
Book value per share of common stock       $     5.80  $     5.06  $     5.25  $     5.49
                                           ==========  ==========  ==========  ==========

*  Includes $.08 per share effect of extraordinary charge.

** At December 31, 1991, the $125,000,000 principal amount of the Company's
   13 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year-end, the current ratio would have been 3.61.

   1992          1991            1990          1989          1988          1987
----------    ----------      ----------    ----------    ----------    ----------


$  162,121    $  170,739      $  180,118    $  128,818    $  144,018    $   90,145

    87,877       101,433         111,992        97,446        72,667        52,984
----------    ----------      ----------    ----------    ----------    ----------
   249,998       272,172         292,110       226,264       216,685       143,129
----------    ----------      ----------    ----------    ----------    ----------

   162,816       147,853         130,845       119,182       126,288       113,348

    74,347        82,364          88,182        75,943        62,571        48,996
    51,367        52,954          50,702        52,062        60,324        61,312
    12,092        11,739           9,549         7,690         7,313         6,766
----------    ----------      ----------    ----------    ----------    ----------
   300,622       294,910         279,278       254,877       256,496       230,422
----------    ----------      ----------    ----------    ----------    ----------
   (50,624)      (22,738)         12,832       (28,613)      (39,811)      (87,293)
----------    ----------      ----------    ----------    ----------    ----------

   (26,254)      (21,379)        (21,601)      (23,682)      (23,920)      (23,463)
                                                                 237           319

       731         1,660           3,996         2,320        27,578         1,814
     2,658         4,763           8,635        12,709         4,002         4,917
       165           127             178           161           345           407
----------    ----------      ----------    ----------    ----------    ----------
   (22,700)      (14,829)         (8,792)       (8,492)        8,242       (16,006)
----------    ----------      ----------    ----------    ----------    ----------
   (73,324)      (37,567)          4,040       (37,105)      (31,569)     (103,299)
       429         1,174           2,081           672            32       (34,009)
----------    ----------      ----------    ----------    ----------    ----------
   (73,753)      (38,741)          1,959       (37,777)      (31,601)      (69,290)

                  (5,627)
----------    ----------      ----------    ----------    ----------    ----------
$  (73,753)   $  (44,368)     $    1,959    $  (37,777)   $  (31,601)   $  (69,290)
----------    ----------      ----------    ----------    ----------    ----------


$    (1.01)   $     (.61)*    $      .03    $     (.52)   $     (.44)   $    (1.12)
----------    ----------      ----------    ----------    ----------    ----------
$    (1.01)   $     (.61)*    $      .03    $     (.52)   $     (.44)   $    (1.12)
----------    ----------      ----------    ----------    ----------    ----------
$     --      $     --        $     --      $     --      $     --      $     --
----------    ----------      ----------    ----------    ----------    ----------


$   61,397    $  125,996      $  134,393    $  143,963    $  152,335    $   76,779
----------    ----------      ----------    ----------    ----------    ----------

   939,793       913,379         885,264       867,540       863,450       946,127
   162,001       158,361         138,327       107,985        97,500        98,860


    79,801        76,251          73,504        70,598        88,039        88,113
----------    ----------      ----------    ----------    ----------    ----------
 1,181,595     1,147,991       1,097,095     1,046,123     1,048,989     1,133,100
----------    ----------      ----------    ----------    ----------    ----------
   537,819       552,481         549,608       542,995       585,365       697,144
   684,301       895,889         739,133       737,826       800,684       827,785
    39,528        85,618          59,905        22,945        18,318        14,123
   212,907       220,764         153,621       163,473       181,330       184,187
   375,754       445,368         485,748       479,287       515,491       546,078
----------    ----------      ----------    ----------    ----------    ----------


      2.47          1.71 **         4.00          4.55          4.07          2.88
       .36           .33             .24           .25           .26           .25
$     5.13    $     6.11      $     6.69    $     6.64    $     7.16    $     7.59
==========    ==========      ==========    ==========    ==========    ==========

Rowan Companies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):

                             1996     1995      1994
                           -------- --------  --------
Revenues:
  Drilling                 $  316.1 $  250.1  $  245.9
  Manufacturing               143.8    133.7      96.7
  Aviation                    111.3     87.5      95.6
                           -------- --------  --------
    Total                  $  571.2 $  471.3  $  438.2
                           -------- --------  --------
Operating Profit (Loss)*:
  Drilling                 $   79.3 $    5.0  $    0.2
  Manufacturing                 9.5     11.7       7.7
  Aviation                      6.5     (4.3)      4.6
                           -------- --------  --------
    Total                  $   95.3 $   12.4  $   12.5
                           -------- --------  --------
Net Income (Loss)          $   61.3 $  (18.4) $  (23.0)
                           ======== ========  ========

* Income (loss) from operations before deducting general and administrative expenses.

    Growing worldwide demand for energy products, higher oil and natural gas prices, lower finding and recovery costs and the relative scarcity of capable equipment combined to dramatically improve energy service economics in 1996, enabling the Company to achieve its best results since 1982. As reflected above, the Company's 1996 operating results were significantly improved over 1995 primarily through the strength of the drilling division, as near-100% utilization of the offshore rig fleet afforded continual escalations in drilling day rates. The Company achieved near-record aviation services revenues primarily in support of oil and gas and fire control activities and commuter transportation, and the manufacturing division continued to provide meaningful returns while assuming a lead role in the Company's offshore drilling fleet expansion program.

    The Company's 1995 results were improved over 1994 primarily due to higher rig utilization and, beginning in the second quarter, increasing drilling day rates which, coupled with gains realized on sales of drilling and aviation equipment and continued growth in the Company's manufacturing operations, more than offset unfavorable results of aviation operations and reduced turnkey drilling.

DRILLING OPERATIONS. The Company's drilling operating results are generally a function of rig rates and activity achieved in its offshore drilling business conducted primarily in the Gulf of Mexico and the North Sea. Such rates and activity are, in turn, primarily influenced by the level of offshore expenditures by energy companies and the availability of competitive equipment.

    Market conditions in the offshore drilling industry improved considerably during the last half of the 1994 -- 1996 period. Firming natural gas prices strengthened offshore utilization and day rates in the Gulf of Mexico throughout much of 1994, while North Sea drilling activity and rates were generally weak due to many energy companies downsizing their drilling programs in the face of anticipated changes in United Kingdom energy policies. In late 1994, Gulf of Mexico utilization and day rates were impaired by softening natural gas prices while the North Sea market began to stabilize as changes in UK policies were deferred. Beginning in the second quarter of 1995, both markets began to offer improving returns due to increasing worldwide demand for oil and gas. Activity and day rates in the Gulf of Mexico were positively influenced by strengthening natural gas prices, while North Sea utilization approached 100% due to the relatively scarce supply of harsh environment drilling equipment. The Gulf of Mexico and North Sea drilling markets continued to improve dramatically in 1996 primarily due to consistently high energy prices and advances in horizontal drilling and 3-D seismic technologies which together have yielded the following industry conditions, each of which has proven directly or indirectly beneficial to the Company's operations:

   o  the economic viability of deep-water prospects in the Gulf of Mexico

   o the growth of drilling markets in west Africa, southeast Asia and The Netherlands

   o  the trend toward longer-term drilling contracts.

As a result, the Company's Gulf of Mexico rigs were 99% utilized in 1996 and achieved a 41% increase in average day rates compared to 1995, while the North Sea fleet was 94% utilized and averaged a 32% increase in day rates between years. The Company considers only revenue-producing days in computing rig utilization.

    The Company's worldwide fleet of 20 jack-ups (two of which are leased) was utilized 97%, 90% and 86% in 1996, 1995 and 1994, respectively, while the Company's semi-submersible achieved 100%, 85% and 73%, respectively. The Company sold its three submersible barge rigs during the fourth quarter of 1995.

    The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):

                            1995       1994
                           TO 1996   TO 1995
                           --------  --------
Utilization                $   24.0  $   33.9
Drilling Rates                 79.4     (13.3)
                           ========  ========

    These fluctuations, net of a decline in turnkey drilling, yielded a $66.0 million or 26% increase in 1996 drilling revenues compared to 1995, which was 2% over 1994. Drilling operations expenses were 2% lower in 1996 compared to 1995, which was unchanged from 1994. The expense variations do not correlate with the revenue fluctuations primarily due to the effects of turnkey drilling operations.

    Three of the Company's deep-well land rigs were under contract in Texas and Louisiana for almost all of 1996 and one other worked much of the third quarter and all of the fourth in Louisiana. The Company sold its ongoing Argentina operations in November 1996 including its three trailer-mounted rigs. Two other deep-well land rigs in Argentina were idle at year end. The Company's five arctic land rigs and remaining three rigs in Oklahoma were idle in 1996. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

    Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:

-------------------------------------------------------------------------------
GULF OF MEXICO -- Continuing high levels of exploration and development activity

NORTH SEA -- Continuing high levels of drilling activity for jack-up rigs

EASTERN CANADA -- Improving demand
===============================================================================

     The drilling markets in which the Company competes frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and extraction costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents the Company from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding table will continue beyond the near term. In response to fluctuating market conditions, the Company can, as it has done in the past, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified. Assuming current conditions and trends prevail, the drilling division should experience increased profitability in 1997.

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

     Aviation revenues grew by 27% in 1996 compared to 1995, which was 8% less than 1994. Aviation division expenses in 1996 were up by 17% over 1995, which was unchanged from 1994. Though each of the Company's aviation service lines and areas contributed to the improved 1996 operating performance, the largest growth beyond oil and gas related flying was achieved in forest fire control services, which are traditionally provided during the third quarter throughout the western United States, and in the Company's scheduled and charter airline services in Alaska.

     The number of aircraft operated by the Company at the end of each year in the 1994 -- 1996 period and the revenue hours for each of those years are reflected in the following table:

                                       1996      1995      1994
                                     --------  --------  --------
Twin Engine Helicopters:
  Number                                   62        62        63
  Revenue Hours                        34,848    29,129    33,330
Single Engine Helicopters:
  Number                                   26        25        27
  Revenue Hours                        11,466     9,563    11,574
Fixed-Wing Aircraft:
  Number                                   21        19        17
  Revenue Hours                        20,669    20,430    23,136
                                     ========  ========  ========

    Excluded from the preceding table are fifteen twin engine helicopters owned by the Company's Dutch affiliate which recorded revenue hours of 10,378 in 1996, 8,907 in 1995 and 8,134 in 1994.

    Perceptible trends existing in the aviation markets in which the Company operates are shown below:

-------------------------------------------------------------------------------
ALASKA -- Moderately improving market conditions

GULF OF MEXICO -- Moderately improving market conditions

NORTH SEA -- Moderately improving flight support activity

CHINA -- Generally stable demand
===============================================================================

    The Company cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing trends continue, the aviation division should contribute positive operating results in 1997.

MANUFACTURING OPERATIONS. The Company's manufacturing division generated a 7% increase in revenues in 1996 compared to 1995, which was 38% higher than 1994, and continued to measurably enhance operating results while devoting substantial efforts towards reactivating its marine rig construction capability and the design and construction of Rowan Gorilla V. The heavy equipment line shipped 56 mining, timber and transportation loaders, stackers and cranes during 1996, or 19% more than in 1995, which was 34% higher than 1994. Consolidated manufacturing operations exclude approximately $46.9 million of products and services provided to the Company's drilling division in 1996 compared to $4.7 million in 1995.

    The Company's manufacturing operations are considerably less volatile than its drilling and aviation operations. Given a year-end external backlog of about $44 million and barring unforeseen circumstances, the Company's manufacturing division should continue to contribute positive operating results during 1997.

-------------------

    The Company's overall financial goals for 1997 include revenues approaching $650 million and earnings near $160 million. Most of the expected improvement over 1996 should be contributed by the drilling division.

    In light of the increasing demand for the Company's daywork drilling services, and the relatively unfavorable results of the Company's turnkey drilling operations during the recent past, management has elected to focus on daywork drilling and project management contracts and not pursue additional turnkey work at this time. The Company expects to conclude its current turnkey operations during the first quarter of 1997. The Company estimates that its first quarter 1997 earnings will be in the range of $24 million to $26 million (before an extraordinary charge from the redemption of debt).

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1996 and 1995 were as follows (dollars in millions):

December 31,                               1996      1995
                                          --------  --------
Cash and cash equivalents                 $   97.2  $   90.3
Current assets                            $  317.3  $  273.5
Current liabilities                       $   85.3  $   72.9
Current ratio                                 3.72      3.75
Note payable and current maturities
  of long-term debt                       $    3.9  $    7.0
Long-term debt                            $  267.3  $  247.7
Stockholders' equity                      $  496.2  $  429.2
Long-term debt/total capitalization            .35       .37
                                          ========  ========

    Reflected in the comparisons above are the effects of net cash provided by operations of $83.7 million, capital expenditures of $117.9 million, proceeds from equipment disposals and the sale of the Argentina operations totaling $13.8 million, and proceeds from borrowings of $29.0 million.

    During 1996, the Company began construction of Rowan Gorilla V, an enhanced version of the Company's Gorilla Class jack-ups, which will be the world's largest bottom supported mobile offshore drilling unit. The rig is being constructed at the Company's Vicksburg, Mississippi shipyard and should be completed by mid-1998 at an estimated cost of $175 million. The Company is financing up to 87.5% of the construction cost through a 12-year bank loan guaranteed by the Maritime Administration of the U.S. Department of Transportation under its Title XI Program.

    Under the Title XI Program, the Company obtains funding for Gorilla V as construction progress is achieved and outstanding borrowings bear interest at
 .45% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on the earlier of July 1, 2000 or two years following completion of construction. Interest is payable semi-annually beginning July 1, 1997 and principal will be repaid in semi-annual installments commencing January 1, 1999. Gorilla V is pledged as security for the government guarantee. At December 31, 1996, the Company had drawn down about $29 million of the $153 million total credit facility at an interest rate of 6.075%

    The reactivation of the Company's marine construction capability, principally through rebuilding of the Vicksburg shipyard, should be substantially complete in early 1997. Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred.

    Capital expenditures in 1996 included $68.5 million toward the design and construction of Gorilla V and about $15 million related to reactivation of the Company's Vicksburg facility. The remainder primarily reflects major rig enhancements and purchases of aircraft and components.

    On October 28, 1996, the Company announced plans for the construction of Rowan Gorilla VI and Rowan Gorilla VII. Each rig will be a combination drilling and production unit like Gorilla V, capable of operating in hostile environments like the North Sea in water depths of up to 400 feet. The rigs will be constructed at the Company's Vicksburg facility at a combined cost of approximately $380 million, with delivery expected during the first quarter of 1999 and the second quarter of 2000. The Company believes that if operating conditions continue to improve as expected, internally generated working capital may be sufficient to finance construction of both rigs, with outside financing obtained if necessary. There can be no assurance that working capital will be adequate or that outside financing will be available. The Company currently has no other available credit facilities.

    The Company estimates 1997 capital expenditures to be between $160 and $170 million, including $85 -- 90 million for Gorilla V and $35 -- 40 million for Gorilla VI. The Company may also spend amounts to acquire additional aircraft as market conditions justify and to upgrade existing offshore rigs.

    On February 3, 1997, the Company announced plans for a partial redemption of its $200 million 11 7/8% Senior Notes due 2001. On April 1, 1997, the Company will redeem $50 million of the notes and pay a 6% premium. The Company will record an estimated $3.5 million loss on the transaction as an extraordinary charge in the first quarter of 1997, though remaining 1997 operations will be enhanced by an estimated $2.6 million reduction in net interest cost. The Company intends to refinance the remaining $150 million of 11 7/8% Senior Notes during 1997 and would realize an estimated $10 million extraordinary loss upon such redemption.

    Based on current operating levels and the previously discussed market trends, management believes that 1997 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 1997.

    At December 31, 1996, the provisions of the Company's existing indebtedness would allow the Company to enter into sale/leaseback transactions with a maximum value of approximately $81 million.

    In December 1995, in connection with the purchase of 16 aircraft and a hangar and office facility in Alaska, the Company issued a $7 million non-interest bearing promissory note payable at the end of one year. The note was repaid in full during 1996.

    In February 1994, the Company paid $10.4 million in cash and issued $41.7 million of 7%, 5-year notes in connection with its acquisition of the net manufacturing assets of Marathon LeTourneau Company. During 1996, the Company assumed certain environmental obligations related to its manufacturing facilities from the previous owners in exchange for $4 million in cash and a $5.5 million reduction in one of the notes. The Company believes it has adequately accrued for environmental liabilities. See Notes 1 and 9 of the Notes to Consolidated Financial Statements.

    The Company did not pay any dividends on its common stock during the 1994--1996 period. See Note 5 of the Notes to Consolidated Financial Statements.

    Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, which governs accounting for the impairment of long-lived assets. The effect of adopting the statement on the Company's financial position and results of operations was not material.

    The Company does not intend to adopt the accounting provisions of Statement of Financial Accounting Standards No. 123, but rather has elected to continue to apply Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation. The Company estimates that the provisions of the statement, if adopted, would not have materially affected reported amounts for net income (loss) and earnings (loss) per share in 1996 and 1995.

    This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of the Company that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by the Company. Among the factors that could cause actual results to differ materially are the following:

   o  oil and natural gas prices

   o  the level of offshore expenditures by energy companies

   o  the general economy, including inflation

   o  weather conditions in the Company's principal operating areas

   o  environmental and other laws and regulations.

Other relevant factors have been disclosed in the Company's filings with the U.S. Securities and Exchange Commission.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                                             December 31,
                                                                                       ----------------------
(In thousands except share amounts)                                                      1996          1995
                                                                                       ----------  ----------
ASSETS
Current Assets:
  Cash and cash equivalents                                                            $   97,225  $   90,338
  Receivables -- trade and other                                                          112,836      87,811
  Inventories:
    Raw materials and supplies                                                             65,734      51,898
    Work-in-progress                                                                       21,181      23,015
    Finished goods                                                                          1,758         708
  Prepaid expenses                                                                          8,750      11,430
  Cost of turnkey drilling contracts in progress                                            9,835       8,259
                                                                                       ----------  ----------
      Total current assets                                                                317,319     273,459
                                                                                       ----------  ----------
Investment In and Advances To 49% Owned Companies                                          28,049      29,770
                                                                                       ----------  ----------
Property, Plant and Equipment -- at cost:
  Drilling equipment                                                                      954,249     944,021
  Aircraft and related equipment                                                          188,681     189,954
  Manufacturing plant and equipment                                                        37,377      25,037
  Construction in progress                                                                 77,318
  Other property and equipment                                                             94,517      91,089
                                                                                       ----------  ----------
      Total                                                                             1,352,142   1,250,101
  Less accumulated depreciation and amortization                                          805,942     763,062
                                                                                       ----------  ----------
      Property, plant and equipment -- net                                                546,200     487,039
                                                                                       ----------  ----------
Other Assets and Deferred Charges                                                           7,740      12,220
                                                                                       ----------  ----------
      Total                                                                            $  899,308  $  802,488
                                                                                       ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Note payable and current maturities of long-term debt (Note 2)                       $    3,932  $    7,039
  Accounts payable -- trade                                                                28,106      21,774
  Other current liabilities (Note 4)                                                       53,236      44,058
                                                                                       ----------  ----------
      Total current liabilities                                                            85,274      72,871
                                                                                       ----------  ----------
Long-Term Debt -- less current maturities (Note 2)                                        267,321     247,744
                                                                                       ----------  ----------
Other Liabilities (Notes 6 and 9)                                                          39,573      36,227
                                                                                       ----------  ----------
Deferred Credits:
  Income taxes (Note 7)                                                                     1,774       4,146
  Gain on sale/leaseback transactions (Note 9)                                              9,147      12,345
                                                                                       ----------  ----------
      Total deferred credits                                                               10,921      16,491
                                                                                       ----------  ----------
Commitments and Contingent Liabilities (Note 9)
                                                                                       ----------  ----------
Stockholders' Equity:
  Preferred stock, $1.00 par value:
    Authorized 5,000,000 shares issuable in series:
      Series I Preferred Stock, authorized 6,500 shares, none issued
      Series II Preferred Stock, authorized 6,000 shares, none issued
      Series III Preferred Stock, authorized 10,300 shares, none issued
      Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
    Common stock, $.125 par value; authorized 150,000,000 shares; issued 87,054,028
      shares at December 31, 1996 and 86,353,792 shares at December 31, 1995 (Note 3)      10,882      10,794
    Additional paid-in capital                                                            401,730     396,092
    Retained earnings (Note 5)                                                             86,092      24,754
    Less cost of treasury stock -- 1,457,919 shares                                         2,485       2,485
                                                                                       ----------  ----------
      Total stockholders' equity                                                          496,219     429,155
                                                                                       ----------  ----------
        Total                                                                          $  899,308  $  802,488
                                                                                       ==========  ==========

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS

                                                       For the Years Ended December 31,
                                                      ---------------------------------
(In thousands except per share amounts)                 1996         1995       1994
                                                      ---------   ---------   ---------
Revenues:
  Drilling services                                   $ 316,123   $ 250,080   $ 245,917
  Manufacturing sales and services                      143,768     133,755      96,664
  Aviation services                                     111,269      87,462      95,578
                                                      ---------   ---------   ---------
    Total                                               571,160     471,297     438,159
                                                      ---------   ---------   ---------
Costs and Expenses:
  Drilling services                                     202,878     207,934     207,577
  Manufacturing sales and services                      131,665     120,378      87,382
  Aviation services                                      93,473      79,993      79,955
  Depreciation and amortization                          47,882      50,555      50,790
  General and administrative                             16,591      14,692      13,862
                                                      ---------   ---------   ---------
    Total                                               492,489     473,552     439,566
                                                      ---------   ---------   ---------
Income (Loss) From Operations                            78,671      (2,255)     (1,407)
                                                      ---------   ---------   ---------
Other Income (Expense):
  Interest expense                                      (27,547)    (27,702)    (27,530)
  Less: interest capitalized                              2,516
  Gain on disposals of property, plant and equipment      2,359       6,598       1,344
  Interest income                                         4,157       5,209       4,813
  Other -- net                                              374         468         260
                                                      ---------   ---------   ---------
    Other income (expense) -- net                       (18,141)    (15,427)    (21,113)
                                                      ---------   ---------   ---------
Income (Loss) Before Income Taxes                        60,530     (17,682)    (22,520)
  Provision (credit) for income taxes (Note 7)             (808)        754         469
                                                      ---------   ---------   ---------
Net Income (Loss)                                     $  61,338   $ (18,436)  $ (22,989)
                                                      =========   =========   =========
Earnings (Loss) Per Share of Common Stock (Note 1):
  Primary                                             $     .70   $    (.22)  $    (.27)
  Fully Diluted                                       $     .70   $    (.22)  $    (.27)
                                                      =========   =========   =========

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                               For the Years Ended December 31, 1996, 1995 and 1994
                                            -----------------------------------------------------------
                                                         Common Stock
                                            --------------------------------------- Additional
                                                  Issued            In Treasury      Paid-in   Retained
(In thousands)                               Shares     Amount    Shares    Amount   Capital   Earnings
                                            --------   --------  --------  --------  --------  --------
Balance, January 1, 1994                      85,350   $ 10,669     1,458  $  2,485  $385,937  $ 66,179
  Exercise of stock options                      388         48                           340
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                         4,648
  Net loss                                                                                      (22,989)
                                            --------   --------  --------  --------  --------  --------
Balance, December 31, 1994                    85,738     10,717     1,458     2,485   390,925    43,190
  Exercise of stock options                      538         67                           472
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                         4,255
  Conversion of subordinated debentures           78         10                           440
  Net loss                                                                                      (18,436)
                                            --------   --------  --------  --------  --------  --------
Balance, December 31, 1995                    86,354     10,794     1,458     2,485   396,092    24,754
  Exercise of stock options                      626         78                           548
  Value of services rendered by
    participants in the Nonqualified
    Stock Option Plans (Note 3)                                                         4,600
  Conversion of subordinated debentures           74         10                           490
  Net income                                                                                     61,338
                                            --------   --------  --------  --------  --------  --------
BALANCE, DECEMBER 31, 1996                    87,054   $ 10,882     1,458  $  2,485  $401,730  $ 86,092
                                            ========   ========  ========  ========  ========  ========

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               For the Years Ended December 31,
                                                              ---------------------------------
(In thousands)                                                  1996        1995        1994
                                                              ---------   ---------   ---------
Cash Provided By (Used In):
  Operations:
    Net income (loss)                                         $  61,338   $ (18,436)  $ (22,989)
    Noncash charges (credits) to net income (loss):
      Depreciation and amortization                              47,882      50,555      50,790
      Gain on disposals of property, plant and equipment         (2,359)     (6,598)     (1,344)
      Compensation expense                                        4,600       4,255       4,648
      Change in sale/leaseback payable                           (1,232)     (1,460)     (1,405)
      Amortization of sale/leaseback gain                        (3,198)     (3,198)     (3,198)
      Provision for pension and postretirement benefits           1,217       7,402       6,922
      Other -- net                                                 (210)      1,161        (503)
    Changes in current assets and liabilities:
      Receivables -- trade and other                            (28,658)     (9,494)     18,080
      Inventories                                               (13,052)    (16,235)     (9,205)
      Other current assets                                        2,713     (17,718)     (2,464)
      Current liabilities                                        11,033       3,148       6,064
    Net changes in other noncurrent assets and liabilities        3,673        (171)     (2,591)
                                                              ---------   ---------   ---------
  Net cash provided by (used in) operations                      83,747      (6,789)     42,805
                                                              ---------   ---------   ---------
  Investing activities:
    Capital expenditures:
      Property, plant and equipment additions                  (117,947)    (33,881)    (32,963)
      Acquisition of net manufacturing assets                                           (10,414)
    Proceeds from sale of Argentina drilling operations           6,946
    Proceeds from disposals of property, plant and equipment      6,829      16,013       2,604
    Repayments from affiliates                                       32       3,676
                                                              ---------   ---------   ---------
  Net cash used in investing activities                        (104,140)    (14,192)    (40,773)
                                                              ---------   ---------   ---------
  Financing activities:
    Proceeds from borrowings                                     29,009
    Repayments of borrowings                                     (2,355)       (290)     (8,127)
    Other -- net                                                    626         539         387
                                                              ---------   ---------   ---------
  Net cash provided by (used in) financing activities            27,280         249      (7,740)
                                                              ---------   ---------   ---------
Increase (Decrease) in Cash and Cash Equivalents                  6,887     (20,732)     (5,708)
Cash and Cash Equivalents, Beginning of Year                     90,338     111,070     116,778
                                                              ---------   ---------   ---------
Cash and Cash Equivalents, End of Year                        $  97,225   $  90,338   $ 111,070
                                                              =========   =========   =========

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

    The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a thirty-year period. At December 31, 1996, the unamortized excess cost was $2,690,000.

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

    Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $134,929,000 and $111,973,000, $119,640,000 and $97,324,000, and $90,460,000
and $72,717,000 in 1996, 1995 and 1994, respectively.

INVENTORIES. Manufacturing inventories are stated principally at lower of first-in, first-out cost or market. Drilling and aviation materials and supplies are carried at average cost.

STATEMENT OF CASH FLOWS. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

    Noncash financing activities in 1996 consisted of the retirement of $4,684,000 of debt through the disposition of aviation equipment, a $5,500,000 reduction in debt in exchange for assumption of certain environmental obligations and the conversion of $500,000 of Series III Floating Rate Convertible Subordinated Debentures into 74,074 shares of common stock. Noncash transactions in 1995 included the issuance of a $6,972,000 non-interest bearing promissory note in connection with the purchase of certain aviation assets and the conversion of $450,000 of Series I Floating Rate Convertible Subordinated Debentures into 78,261 shares of common stock. Noncash transactions in 1994 included the issuance of $10,300,000 Series III Floating Rate Convertible Subordinated Debentures and the issuance of $41,656,000 7% promissory notes in connection with the acquisition of the net assets of Marathon LeTourneau Company. See Notes 2, 3 and 9.

PROPERTY AND DEPRECIATION. For financial reporting purposes, the Company computes depreciation using the straight-line method over the estimated lives of the related assets as follows:

                                                 Salvage
                                     Years        Value
------------------------------------------------------------
Offshore drilling equipment:
  Semi-submersible                    15          20%
  Cantilever jack-ups                 15          20%
  Conventional jack-ups               12          20%
Land drilling equipment               12          20%
Drill pipe and tubular equipment       4          10%
Aviation equipment:
  Aircraft                           7 to 10    15% to 25%
  Other                              2 to 10     various
Manufacturing plant and equipment:
  Buildings and improvements         10 to 25   10% to 20%
  Other                              2 to 12     various
Other property and equipment         3 to 40     various
------------------------------------------------------------

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

ENVIRONMENTAL MATTERS. Environmental remediation costs are accrued based on estimates of known remediation requirements even if uncertainties about the ultimate cost of the remediation exist. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. The Company's estimated liability is not discounted. See Note 9.

INCOME TAXES. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred income tax assets and liabilities which reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. See
Note 7.

EARNINGS (LOSS) PER COMMON SHARE. Earnings (loss) per share amounts are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year, plus any shares issuable upon the exercise of stock options and the conversion of debentures, when dilutive.

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain reclassifications have been made in the 1995 and 1994 amounts to conform with the 1996 presentations.

2. LONG-TERM DEBT

Long-term debt consisted of (in thousands):

December 31,                                       1996      1995
                                                 --------  --------
11 7/8% Senior Notes due 2001                    $200,000  $200,000
Nonrecourse notes payable in quarterly
  installments through 1997 with a
  final balloon payment due
  in 1998; bearing interest at 7% and
  collateralized by two aircraft costing
  approximately $3.6 million                        2,488     2,797
Nonrecourse notes payable due 1999
  bearing interest at 7%                           36,156    41,656
Promissory note payable in 1996; non-
  interest bearing and secured by 15
  aircraft costing approximately
  $ 6.7 million                                               6,730
Floating-rate note payable guaranteed under
  U.S. Department of Transportation
  Title XI; secured by drilling rig
  Rowan Gorilla V                                  29,009
Series II subordinated convertible
  debenture due 1997 bearing interest
  at 1/2% above prime rate                          3,600     3,600
                                                 --------  --------
Total                                             271,253   254,783
Less current maturities                             3,932     7,039
                                                 --------  --------
Remainder                                        $267,321  $247,744
                                                 ========  ========

    Maturities of long-term debt for the five years ending December 31, 2001 are as follows: 1997 -- $3,932,000, 1998 -- $2,156,000, 1999 -- $38,573,000,
2000 -- $2,417,000 and 2001 -- $202,417,000.

    The 11 7/8% Senior Notes due 2001 became redeemable on December 1, 1996, in whole or in part, upon payment of a premium of 6%. The premium decreases by 2% annually from that date to December 1, 1999, when the Company may redeem the notes at the principal amount. See Note 12.

    In January 1993, the Company entered into a five-year nonrecourse loan agreement with a bank to finance the purchase of two fixed-wing aircraft for $3,560,000. The resulting notes payable are collateralized by the aircraft and bear a fixed interest rate of 7%. The notes will be repaid in quarterly installments through 1997, with a final balloon payment due in January 1998.

    In February 1994, in connection with the acquisition of certain net manufacturing assets, the Company issued $41,656,000 in 7% promissory notes due in 1999. During 1996, the Company obtained a $5,500,000 reduction in one of the notes in return for assuming certain environmental remediation obligations. See
Note 9 for further information.

    In December 1996, the Company obtained financing for up to $153,091,000 of the cost of designing and constructing Rowan Gorilla V through a 12-year bank loan guaranteed by the Maritime Administration of the U.S. Department of Transportation under its Title XI Program. The Company obtains funding as construction progress is achieved and outstanding borrowings bear interest at
 .45% above a short-term LIBOR rate. At December 31, 1996, the interest rate was 6.075%. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal on the earlier of July 1, 2000 or two years following completion of construction. Interest is payable semi-annually beginning July 1, 1997 and principal will be repaid in semi-annual installments commencing January 1, 1999. Rowan Gorilla V is pledged as security for the government guarantee.

    The $3,600,000 principal amount of the Series II Floating Rate Convertible Subordinated Debenture is convertible into $3,600,000 of Series II Preferred Stock, which may be converted into an aggregate of 400,000 shares of the Company's common stock. At December 31, 1996, the interest rate was 8.75%. See
Note 3 for further information.

    In November 1994, the Company issued $10,300,000 principal amount of Series III Floating Rate Convertible Subordinated Debentures. At December 31, 1996, debentures in the amount of $9,200,000 were outstanding. The outstanding debentures are convertible into $9,200,000 of Series III Preferred Stock, which may be converted into an aggregate of 1,362,963 shares of the Company's common stock. The debentures were issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See
Note 3 for further information.

    Interest payments for 1996, 1995 and 1994 were $27,073,000, $27,433,000 and
$26,900,000, respectively.

    Certain debt agreements of the Company contain provisions that require an excess of current assets over current liabilities, an excess of stockholders' equity over consolidated funded indebtedness and a minimum level of stockholders' equity, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock, and present and future common stock dividend payments. See Note 5 for further information.

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

    At December 31, 1996, options for 6,453,504 shares had been granted at exercise prices ranging from $1.00 to $15.25 per share, and 348 active, key employees had been granted options. Options are exercisable to the extent of 25% after one year from date of grant, 50% after two years, 75% after three years and 100% after four years. All options not exercised expire ten years after the date of grant.

    The Company recognizes compensation expense with respect to any nonqualified option pursuant to Accounting Principles Board (APB) Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recorded as expense over the period in which the employee performs services to earn the right to exercise the option and an equal amount is credited to additional paid-in capital. The Company has elected not to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which offers an alternative method for measuring compensation cost. The statement, if adopted, would not have materially affected reported amounts for net income (loss) and earnings (loss) per share in 1996 and 1995.

Stock option activity was as follows:

                                            Number of Shares
                                   ------------------------------------
                                      1996         1995         1994
                                   ----------   ----------   ----------
Stock options outstanding,
  January 1                         2,499,700    2,182,650    1,616,325
Changes during the year:
  Granted:
    at $1.00 per share                             928,000      982,000
    at $7.625 per share               525,000
    at $8.00 per share                 25,000
    at $15.25 per share               177,000
  Exercised, at
    $ 1.00 per share                 (626,162)    (537,950)    (387,675)
  Forfeited                          (102,250)     (73,000)     (28,000)
                                   ----------   ----------   ----------
Stock options outstanding,
  December 31                       2,498,288    2,499,700    2,182,650
                                   ----------   ----------   ----------
Stock options exercisable,
  December 31                         564,476      494,513      440,338
                                   ==========   ==========   ==========
Stock options available for
  grant, December 31:
     1988 Plan                      1,984,071    2,608,821    3,463,821
                                   ==========   ==========   ==========

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

    Since the inception of the plan, debentures in the aggregate principal amount of $19,925,000 have been issued by the Company. At December 31, 1996, all $5,125,000 principal amount of Series I debentures issued in 1986 had been converted into common stock at $5.75 per share. In 1987, the Company issued a Series II debenture in the principal amount of $4,500,000, of which $3,600,000 was outstanding at December 31, 1996. This residual amount is ultimately convertible into common stock at $9.00 per share for each $1,000 principal amount of debenture at any time through September 10, 1997, unless earlier redeemed or the conversion privilege is terminated. In November 1994, the Company issued Series III debentures in the principal amount of $10,300,000, of which $9,200,000 was outstanding at December 31, 1996. This amount is ultimately convertible into common stock at $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004, as follows, unless earlier redeemed or the conversion privilege is terminated: $4,300,000 through November 29, 1997; $6,700,000 on or after November 30, 1997 and $9,200,000 on or after November 30, 1998.

    On February 25, 1992, the Company adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement provides for the distribution to the Company's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of the Company at an exercise price of $30. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of the Company or an acquiring entity at one-half market value. The Rights are exercisable only if a person or group acquires 15% or more of the Company's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on February 25, 2002. The Company may generally redeem the Rights at a price of $.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired.

4. OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

December 31,                                 1996       1995
                                           ---------  ---------
Gain on sale/leaseback transactions        $   3,198  $   3,198
Accrued liabilities:
  Income taxes                                 1,009      1,321
  Compensation and related
    employee costs                            29,084     25,610
  Interest                                     2,033      2,012
  Taxes and other                             17,912     11,917
                                           ---------  ---------
Total                                      $  53,236  $  44,058
                                           =========  =========

5. RESTRICTIONS ON RETAINED EARNINGS

Under the terms of certain debt agreements, the Company has agreed not to declare dividends or make any distribution on its common stock unless the total dividends or distributions subsequent to December 31, 1991 are less than the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1991, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1991, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1991. Under this dividend restriction, the Company had a computed positive balance of $44,894,000 at December 31, 1996. Subject to these restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

6. BENEFIT PLANS

Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees. In 1994, in connection with its acquisition of certain manufacturing assets, the Company assumed the assets and obligations of a separate plan covering manufacturing employees.

    Pension benefits are based on an employee's years of service and average earnings for the five highest consecutive calendar years of compensation during the ten years immediately preceding retirement. The Company's policy is to fund the minimum amount required by the Internal Revenue Code.

    The following table sets forth the plans' funded status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

December 31,                                   1996        1995
                                             ---------   ---------
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
  Vested benefits                            $ 113,833   $ 107,803
                                             =========   =========
  Total benefits                             $ 121,455   $ 115,533
                                             =========   =========
Plan assets at fair value                    $ 141,997   $ 108,056
Projected benefit obligation
  for service rendered to date                 136,721     130,722
                                             ---------   ---------
Plan assets in excess of (less than)
  projected benefit obligation                   5,276     (22,666)
Unrecognized net (gain) loss                   (16,013)      9,857
Unrecognized net benefits being
  recognized over 15 years                      (3,634)     (4,845)
Unrecognized prior service cost                    440         555
                                             ---------   ---------
Accrued pension cost included in
  Current and Other Liabilities              $ (13,931)  $ (17,099)
                                             =========   =========

    The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1996, included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share.

    At December 31, 1996, $11,800,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $9,300,000 yielding approximately 5.7% to maturity.

    Net pension cost included the following components (in thousands):

                                     1996       1995       1994
                                   --------   --------   --------
Service cost -- benefits
  earned during the period         $  5,757   $  4,335   $  4,784
Interest cost on projected
  benefit obligation                  9,477      8,580      7,879
Actual return on plan
  assets -- (gain) loss             (31,607)   (24,166)     7,264
Net amortization
  and deferral                       20,692     15,280    (17,105)
                                   --------   --------   --------
Net periodic pension cost          $  4,319   $  4,029   $  2,822
                                   ========   ========   ========

Assumptions used in actuarial calculations were:

                                1996      1995      1994
                               -------   -------   -------
Discount rate                      7.5%     7.25%     8.75%
Rate of compensation
  increase                         4.0%      4.0%      4.0%
Expected rate of return
  on plan assets                   9.0%      9.0%      9.0%
                               =======   =======   =======

    The Company also sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1996 and 1995 of $3,317,000 and $3,021,000, respectively. The net pension liabilities included in the Company's consolidated balance sheet were $2,615,000 and $2,230,000 at December 31, 1996 and 1995, respectively. Net pension cost was $508,000 in 1996, $473,000 in 1995 and $437,000 in 1994.

    In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's drilling and aviation employees may become eligible for those benefits if they reach normal retirement age while working for the Company.

    The following table sets forth the plans' funded status and the amounts recognized in the Company's consolidated balance sheet (in thousands):

December 31,                                 1996       1995
                                           --------   --------
Accumulated postretirement
  benefit obligations:
    Retirees                               $ 12,322   $ 12,006
    Fully eligible active plan
      participants                            8,933      7,751
    Other active plan participants           12,257     11,570
                                           --------   --------
      Total benefits                         33,512     31,327
Unrecognized transition obligation
  being recognized over 20 years            (12,103)   (12,859)
Unrecognized net gain (loss)                 (7,803)    (8,870)
                                           --------   --------
Accrued postretirement benefit cost
  included in Other Liabilities            $ 13,606   $  9,598
                                           ========   ========

    The actuarially determined accumulated postretirement benefit obligation reflects health care cost trend rates of 11% for 1996 and decreasing by 1% annually through 2001 and a discount rate of 7.5%. A one percentage point increase in the assumed health care cost trend rate would increase net periodic postretirement benefit cost by approximately $535,000 and increase the accumulated postretirement benefit obligation by approximately $3,125,000.

Net postretirement benefit cost included the following components (in thousands):

                                     1996      1995      1994
                                   --------  --------  --------
Service cost                       $  1,686  $  1,157  $  1,475
Interest cost                         2,269     1,998     1,799
Net amortization and
  deferral                            1,129       797     1,003
                                   --------  --------  --------
Net periodic postretirement
  benefit cost                     $  5,084  $  3,952  $  4,277
                                   ========  ========  ========

    Cash payments for postretirement benefits in 1996, 1995 and 1994 were approximately $1,076,000, $1,052,000 and $614,000, respectively.

    During 1995, the Company commenced the Rowan Companies, Inc. Savings and Investment Plan in conformity with section 401(k) of the Internal Revenue Code. The plan, to which the Company contributed about $1,377,000 in 1996 and $988,000 in 1995, covers all drilling and aviation employees. Manufacturing employees are covered by a separate plan to which the Company contributed approximately $637,000, $620,000 and $433,000 in 1996, 1995 and 1994,
respectively.

7. INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                       1996       1995       1994
                                     --------   --------   --------
Current:
  Federal                            $  1,236   $     87   $    (98)
  Foreign                                 141        787        145
  State                                   187        202        268
                                     --------   --------   --------
    Total current provision             1,564      1,076        315
Deferred -- Foreign and other          (2,372)      (322)       154
                                     --------   --------   --------
Total income tax
  provision (credit)                 $   (808)  $    754   $    469
                                     ========   ========   ========

    Total income tax expense (credit) shown in the consolidated statement of operations is reconciled to the amount that would be computed if the income
(loss) before income taxes was multiplied by the federal income tax rate (statutory rate) as follows (in thousands):

                                    1996        1995        1994
                                  --------    --------    --------
Statutory rate                          35%         35%         35%
Tax at statutory rate             $ 21,186    $ (6,189)   $ (7,883)
Increase (decrease)
  in taxes resulting from:
  Net operating loss
    carryforward                   (21,155)      6,224       7,663
  Foreign taxes                     (2,336)        465         753
  Alternative minimum tax            1,226          87         (98)
  Other -- net                         271         167          34
                                  --------    --------    --------
Total income tax
  provision (credit)              $   (808)   $    754    $    469
                                  ========    ========    ========

     Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows (in thousands):

December 31,                                 1996        1995
                                           ---------   ---------
Deferred tax asset:
  Deferred sale/leaseback gain             $   4,324   $   5,443
  Accrued pension and
    postretirement benefit costs              10,574      10,190
  ESOP/PAYSOP contributions                      832       1,428
  Net operating loss carryforward             77,912      97,608
  Investment tax credit carryforward          36,723      49,495
  Other                                        6,439       4,457
                                           ---------   ---------
                                             136,804     168,621
                                           ---------   ---------
Valuation allowance                          (38,415)    (69,278)
                                           ---------   ---------
                                              98,389      99,343
                                           ---------   ---------
Deferred tax liability:
  Property, plant and equipment               97,062      99,162
  Foreign income taxes                           393       2,632
  Other                                        2,708       1,695
                                           ---------   ---------
                                             100,163     103,489
                                           ---------   ---------
Deferred tax liability -- net              $   1,774   $   4,146
                                           =========   =========

    The valuation allowance at December 31, 1996 consists primarily of investment tax credit carryforwards which are forecast as not being utilized prior to their statutory expiration dates. The valuation allowance decreased by $30,863,000 in 1996 primarily as a result of expiring tax credits and reduced net operating loss carryforwards.

    At December 31, 1996, the Company had $34,345,000 of regular investment tax credits and $2,378,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 1997 -- $11,069,000, 1998 -- $8,026,000, 1999 -- $10,110,000, 2000 -- $2,017,000 and 2001 -- $5,501,000.

    At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $222,607,000 which will expire, if not utilized, as follows: 2001 -- $30,986,000, 2002 -- $129,124,000, 2006 --
$1,860,000, 2007 -- $50,260,000, 2008 -- $3,002,000, 2009 -- $1,465,000 and
2010 -- $5,910,000.

    Deferred income taxes not provided for undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $6,951,000 at December 31, 1996.

    Income (loss) before income taxes consisted of $58,573,000, $(17,292,000) and $(21,640,000) of domestic earnings (losses), and $1,957,000, $(390,000) and
$(880,000) of foreign earnings (losses) for 1996, 1995 and 1994, respectively.

    Income tax payments exceeded refunds by $1,747,000 in 1996, $388,000 in 1995 and $393,000 in 1994.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 1996, the carrying amounts of the Company's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. Except for the 11 7/8% Senior Notes discussed below, the carrying amount of the Company's long-term debt was estimated to approximate its fair value at December 31, 1996 based upon quoted market prices for similar issues.

    The 11 7/8% Senior Notes had a fair value of $213,250,000 at December 31, 1996, or a $13,250,000 premium to carrying value, based upon the closing price quoted on the New York Stock Exchange.

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

    Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis though the payments are variable. Other liabilities at December 31, 1996 and 1995 included the excess of inception-to-date sale/lease-back expenses over related payments of $8,063,000 and $12,857,000, respectively.

    In September 1996, the Company assumed certain environmental liabilities related to its manufacturing facilities in exchange for $4,000,000 in cash and a $5,500,000 reduction in a promissory note. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Other liabilities at December 31, 1996 included $8,763,000 related to environmental matters. The Company believes that it has adequately accrued for environmental liabilities.

    The Company has operating leases covering aircraft hangars, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $20,820,000 in 1996, $20,365,000 in 1995 and $20,756,000
in 1994.

    As of December 31, 1996, the future minimum payments to be made under noncancelable operating leases were (in thousands):

1997                                       $ 24,698
1998                                         20,254
1999                                         22,277
2000                                         17,781
2001                                            249
Later years                                   1,518
                                           --------
Total                                      $ 86,777
                                           ========

    The Company estimates 1997 capital expenditures at between $160,000,000 and $170,000,000, including $120,000,000 to $130,000,000 toward construction of the offshore rigs Rowan Gorilla V and Rowan Gorilla VI.

    In the Company's opinion, at December 31, 1996, there were no contingencies, claims or lawsuits against the Company which could have a material adverse effect on its financial position or results of operations.

10. SEGMENTS OF BUSINESS

The Company has three principal segments of business: contract and turnkey drilling of oil and gas wells, both onshore and offshore ("Drilling"), charter helicopter and fixed-wing aircraft services ("Aviation") and, beginning in 1994, manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and marine drilling equipment ("Manufacturing").

    Drilling services are provided in both domestic and foreign areas. Aviation services are provided primarily in Alaska, the western United States and along the Gulf Coast and include charter airline, flightseeing and forest fire control services as well as oil and gas related flying. Manufacturing operations are primarily conducted in Longview, Texas, but sales and services are carried out throughout the United States and in many foreign locations.

    Total revenues reported by industry segments consist principally of revenues from unaffiliated customers. The Company had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer in each of 1995 (11%) and 1994 (10%). In 1996, no customer accounted for more than 10% of consolidated revenues.

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

    Assets are identified to a segment by their direct use. The Company classifies its drilling rigs for segment purposes as domestic or foreign based upon the drilling rig's country of registry. Accordingly, drilling rigs registered in the United States are classified with domestic operations and revenues generated from foreign operations of these rigs are considered export revenues. Revenues generated by foreign-registered drilling rigs from operations offshore the United States are classified as foreign revenues. Assuming revenues derived from all drilling operations within the United States, both onshore and offshore, were treated as domestic revenues and export revenues were treated as foreign revenues, revenues from foreign drilling operations would have been $105,010,000 in 1996.

    Domestic drilling operations included export revenues of $104,596,000 in 1996, $82,177,000 in 1995 and $84,025,000 in 1994. Except for $46,000,000 in
1996, $39,826,000 in 1995 and $34,533,000 in 1994, from other foreign areas, such export revenues were generated from North Sea operations. Manufacturing operations included export sales of $70,695,000, $48,222,000 and $34,543,000 in 1996, 1995 and 1994, respectively.

    At December 31, 1996, 27 drilling rigs, including 15 offshore rigs, with a carrying value of $206,430,000 were located in the United States and 8 drilling rigs, including 6 offshore rigs, with a carrying value of $121,674,000 were located in foreign jurisdictions.

Information concerning the Company's operations is summarized by segment as follows (in thousands):

                                   1996        1995        1994
                                ---------   ---------   ---------
Revenues:
  Drilling services:
    Domestic                    $ 289,622   $ 224,563   $ 216,983
    Foreign                        26,501      25,517      28,934
  Manufacturing sales
    and services                  143,768     133,755      96,664
  Aviation services               111,269      87,462      95,578
                                ---------   ---------   ---------
Consolidated                    $ 571,160   $ 471,297   $ 438,159
                                =========   =========   =========
Operating profit (loss):
  Drilling services:
    Domestic                    $  72,549   $   9,075   $   1,942
    Foreign                         6,698      (4,056)     (1,768)
  Manufacturing sales
    and services                    9,468      11,737       7,667
  Aviation services                 6,547      (4,319)      4,614
                                ---------   ---------   ---------
Consolidated                       95,262      12,437      12,455
Gain on disposals
  of property, plant
  and equipment                     2,359       6,598       1,344
Interest and other
  income                            4,531       5,677       5,073
General and
  administrative                  (16,591)    (14,692)    (13,862)
Interest expense -- net           (25,031)    (27,702)    (27,530)
                                ---------   ---------   ---------
Income (loss) before
  income taxes                  $  60,530   $ (17,682)  $ (22,520)
                                =========   =========   =========
Identifiable assets at
  December 31:
  Drilling services:
    Domestic                    $ 573,849   $ 483,354   $ 531,990
    Foreign                        44,592      56,077      40,863
  Manufacturing sales
    and services                  135,750     108,798      83,616
  Aviation services               145,117     154,259     148,710
                                ---------   ---------   ---------
Total assets                    $ 899,308   $ 802,488   $ 805,179
                                =========   =========   =========

    Certain other financial information for each of the Company's principal business segments is summarized as follows (in thousands):

                                        1996      1995      1994
                                      --------  --------  --------
Depreciation and amortization:
  Drilling                            $ 33,998  $ 37,127  $ 38,166
  Aviation                              11,248    11,788    11,009
  Manufacturing                          2,636     1,640     1,615
Capital expenditures:
  Drilling                              87,927    14,846    17,033
  Aviation                               8,913    12,897    14,657
  Manufacturing                         21,107     6,138    11,687
Maintenance and repairs:
  Drilling                              32,947    25,870    27,237
  Aviation                              18,248    13,911    16,138
  Manufacturing                          9,389     9,071     7,836
                                      --------  --------  --------

11. RELATED PARTY TRANSACTIONS

A member of the Company's Board of Directors also served as a director of one of the Company's drilling customers during 1995 and part of 1996. The transaction with this customer in 1995 involved a day rate and operating costs which were comparable to those experienced by the Company in connection with third party contracts for similar rigs. Because of the aforementioned relationship, the contract between the Company and the customer was reviewed and ratified by the Board of Directors of the Company. Related 1995 revenues were $2,755,000.

12. SUBSEQUENT EVENT

On February 3, 1997, the Company announced plans for a partial redemption of its $200,000,000 11 7/8% Senior Notes due 2001. On April 1, 1997, the Company will redeem $50,000,000 of the notes and pay a 6% premium plus accrued interest. The Company will record an estimated $3,500,000 loss on the transaction as an extraordinary charge in the first quarter of 1997.

INDEPENDENT
AUDITORS' REPORT

Rowan Companies, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 3, 1997



SELECTED QUARTERLY
FINANCIAL DATA (UNAUDITED)

    The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1995 and 1996 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                              First      Second       Third      Fourth
                             Quarter     Quarter     Quarter     Quarter
                            ---------   ---------   ---------  ---------
1995:
Revenues                    $  92,797   $ 117,382   $ 134,343  $ 126,775
Operating
  profit (loss)               (13,637)      5,261      10,184     10,629
Net income (loss)             (21,735)     (3,706)        663      6,342
Earnings (loss) per
  common share                   (.26)       (.04)        .01        .07
                            ---------   ---------   ---------  ---------
1996:
Revenues                    $ 126,808   $ 137,166   $ 154,683  $ 152,503
Operating profit               10,315      21,825      32,324     30,798
Net income                      2,357      12,665      22,710     23,606
Earnings per
  common share                    .03         .15         .26        .27
                            =========   =========   =========  =========

    The sum of the per share amounts for the quarters may not equal the per share amounts for the full years since the quarterly and full year per share computations are made independently.

COMMON STOCK PRICE RANGE,
CASH DIVIDENDS AND
STOCK SPLITS (UNAUDITED)

    The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 27, 1997 there were approximately 3,100 holders of record.

Quarter                 1996               1995
                 ------------------  ------------------
                   High       Low      High      Low
                 --------  --------  --------  --------
First            $  13.13  $   8.88  $   6.75  $   5.38
Second              16.75     12.75      8.38      6.38
Third               19.13     14.00      8.63      6.75
Fourth              24.50     18.50     10.00      6.00
                 ========  ========  ========  ========

    The Company did not pay any dividends on its common stock during 1996 and 1995. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

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