Form 10-K405, Exhibit 13
period 1997-12-31
ROWAN COMPANIES INC
filed 1998-03-27
CIK 85408

                                                               EXHIBIT 13

                               1997 ANNUAL REPORT

Rowan Companies, Inc. and Subsidiaries
TEN-YEAR FINANCIAL REVIEW

--------------------------------------------------------------------------------
                                                 1997             1996
--------------------------------------------------------------------------------
OPERATIONS
Revenues:
 Drilling services                            $   434,004      $   316,123
 Manufacturing sales and services                 154,852          143,768
 Aviation services                                106,396          111,269
--------------------------------------------------------------------------------
   Total                                          695,252          571,160
--------------------------------------------------------------------------------
Costs and expenses:
 Drilling services                                217,935          202,878
 Manufacturing sales and services                 134,422          131,665
 Aviation services                                 96,390           93,473
 Depreciation and amortization                     47,078           47,882
 General and administrative                        16,971           16,591
--------------------------------------------------------------------------------
  Total                                           512,796          492,489
--------------------------------------------------------------------------------
Income (loss) from operations                     182,456           78,671
--------------------------------------------------------------------------------
Other income (expense):
 Interest expense                                 (26,208)         (27,547)
 Less interest capitalized                          9,966            2,516
 Gain on disposals of property, plant
  and equipment                                     1,541            2,359
 Interest income                                    5,190            4,157
 Other - net                                          343              374
--------------------------------------------------------------------------------
  Other income (expense) - net                     (9,168)         (18,141)
--------------------------------------------------------------------------------
Income (loss) before income taxes                 173,288           60,530
 Provision (credit) for income taxes               16,863             (808)
--------------------------------------------------------------------------------
Income (loss) before extraordinary charges        156,425           61,338
 Extraordinary charges from redemption of debt      9,766
--------------------------------------------------------------------------------
Net income (loss)                             $   146,659      $    61,338
--------------------------------------------------------------------------------
Per share of common stock:
 Net income (loss):
  Basic                                       $      1.70(1)   $       .72
--------------------------------------------------------------------------------
  Diluted                                     $      1.65(1)   $       .70
--------------------------------------------------------------------------------
 Cash dividends                               $        --      $        --
--------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                               $   330,852      $   232,045
--------------------------------------------------------------------------------
Property, plant and equipment - at cost:
 Drilling equipment                               965,292          954,249
 Aircraft and related equipment                   202,044          188,681
 Manufacturing plant and equipment                 60,902           37,377
 Construction in progress                         195,996           77,318
 Other property and equipment                      94,476           94,517
--------------------------------------------------------------------------------
  Total                                         1,518,710        1,352,142
--------------------------------------------------------------------------------
Property, plant and equipment - net               677,160          546,200
Total assets                                    1,122,135          899,308
Capital expenditures                              180,066          117,947
Long-term debt                                    256,150          267,321
Common stockholders' equity                       653,098          496,219
--------------------------------------------------------------------------------
STATISTICAL INFORMATION
Current ratio                                        5.06             3.72
Long-term debt/total capitalization                   .28              .35
Book value per share of common stock          $      7.53      $      5.80
Price range of common stock               16 3/4-43 15/16     8 7/8-24 1/2
--------------------------------------------------------------------------------

(1) After extraordinary charges from early debt redemption of $.12 and $.11 per share, respectively.

(2)   After extraordinary charge from early debt redemption of $.08 per share.

(3) At December 31, 1991, the $125,000,000 principal amount of the Company's 13 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year end, the current ratio would have been 3.61.

-----------------------------------------------------------------------------------------------------------------
   1995          1994           1993          1992           1991           1990          1989          1988
-----------------------------------------------------------------------------------------------------------------
$   250,080   $   245,917    $   271,022   $   162,121    $   170,739    $   180,118   $   128,818   $   144,018
    133,755        96,664
     87,462        95,578         82,174        87,877        101,433        111,992        97,446        72,667
-----------------------------------------------------------------------------------------------------------------
    471,297       438,159        353,196       249,998        272,172        292,110       226,264       216,685
-----------------------------------------------------------------------------------------------------------------

    207,934       207,577        211,095       162,816        147,853        130,845       119,182       126,288
    120,378        87,382
     79,993        79,955         68,882        74,347         82,364         88,182        75,943        62,571
     50,555        50,790         51,918        51,367         52,954         50,702        52,062        60,324
     14,692        13,862         13,940        12,092         11,739          9,549         7,690         7,313
-----------------------------------------------------------------------------------------------------------------
    473,552       439,566        345,835       300,622        294,910        279,278       254,877       256,496
-----------------------------------------------------------------------------------------------------------------
     (2,255)       (1,407)         7,361       (50,624)       (22,738)        12,832       (28,613)      (39,811)
-----------------------------------------------------------------------------------------------------------------

    (27,702)      (27,530)       (25,361)      (26,254)       (21,379)       (21,601)      (23,682)      (23,920)
                                                                                                             237
      6,598         1,344          1,955           731          1,660          3,996         2,320        27,578
      5,209         4,813          2,348         2,658          4,763          8,635        12,709         4,002
        468           260            150           165            127            178           161           345
-----------------------------------------------------------------------------------------------------------------
    (15,427)      (21,113)       (20,908)      (22,700)       (14,829)        (8,792)       (8,492)        8,242
-----------------------------------------------------------------------------------------------------------------
    (17,682)      (22,520)       (13,547)      (73,324)       (37,567)         4,040       (37,105)      (31,569)
        754           469           (288)          429          1,174          2,081           672            32
-----------------------------------------------------------------------------------------------------------------
    (18,436)      (22,989)       (13,259)      (73,753)       (38,741)         1,959       (37,777)      (31,601)
                                                                5,627
-----------------------------------------------------------------------------------------------------------------
$   (18,436)  $   (22,989)   $   (13,259)  $   (73,753)   $   (44,368)   $     1,959   $   (37,777)  $   (31,601)
-----------------------------------------------------------------------------------------------------------------


$      (.22)  $      (.27)   $      (.17)  $     (1.01)   $      (.61)(2)$       .03   $      (.52)  $      (.44)
-----------------------------------------------------------------------------------------------------------------
$      (.22)  $      (.27)   $      (.17)  $     (1.01)   $      (.61)(2)$       .03   $      (.52)  $      (.44)
-----------------------------------------------------------------------------------------------------------------
$        --   $        --    $        --   $        --    $        --    $        --   $        --   $        --
-----------------------------------------------------------------------------------------------------------------

$   200,588   $   195,945    $   172,117   $    61,397    $   125,996    $   134,393   $   143,963   $   152,335
-----------------------------------------------------------------------------------------------------------------

    944,021       961,391        950,538       939,793        913,379        885,264       867,540       863,450
    189,954       176,874        166,791       162,001        158,361        138,327       107,985        97,500
     25,037        18,955

     91,089        86,883         81,636        79,801         76,251         73,504        70,598        88,039
-----------------------------------------------------------------------------------------------------------------
  1,250,101     1,244,103      1,198,965     1,181,595      1,147,991      1,097,095     1,046,123     1,048,989
-----------------------------------------------------------------------------------------------------------------
    487,039       506,121        507,193       537,819        552,481        549,608       542,995       585,365
    802,488       805,179        765,263       684,301        895,889        739,133       737,826       800,684
     33,881        43,377         21,989        39,528         85,618         59,905        22,945        18,318
    247,744       248,504        207,137       212,907        220,764        153,621       163,473       181,330
    429,155       442,347        460,300       375,754        445,368        485,748       479,287       515,491
-----------------------------------------------------------------------------------------------------------------

       3.75          4.39           4.90          2.47           1.71(3)        4.00          4.55          4.07
        .37           .36            .31           .36            .33            .24           .25           .26
$      5.06   $      5.25    $      5.49   $      5.13    $      6.11    $      6.69   $      6.64   $      7.16
   5 3/8-10   5 3/4-9 1/4   6 5/8-10 3/4   4 5/8-9 3/8   4 3/4-11 3/8   9 7/8-15 7/8  5 5/8-11 7/8   4 1/2-8 5/8
------------------------------------------------------------------------------------------------------------------

Rowan Companies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):

--------------------------------------------------------------------------------
                                                1997       1996        1995
--------------------------------------------------------------------------------
 Revenues:
   Drilling                                    $  434.0  $  316.1  $  250.1
   Manufacturing                                  154.9     143.8     133.7
   Aviation                                       106.4     111.3      87.5
--------------------------------------------------------------------------------
    Total                                      $  695.3  $  571.2  $  471.3
--------------------------------------------------------------------------------
  Operating Profit (Loss)*:
   Drilling                                    $  185.0  $   79.3  $    5.0
   Manufacturing                                   16.3       9.5      11.7
   Aviation                                        (1.9)      6.5      (4.3)
--------------------------------------------------------------------------------
    Total                                      $  199.4  $   95.3  $   12.4
--------------------------------------------------------------------------------
  Net Income (Loss)                            $  146.7  $   61.3  $  (18.4)
--------------------------------------------------------------------------------

* Income (loss) from operations before deducting general and administrative expenses.

Energy service economics continued to improve throughout 1997, enabling the Company to achieve record levels of revenues, operating profit and net income. For most of the past three years, worldwide demand for energy products has continued to grow, the spread between oil and natural gas prices and the cost of finding and recovering reserves has remained attractive and the availability of capable equipment has continued to decline.

During this period, the Company has realized substantial growth in both volume and profitability, primarily in its offshore drilling business. Since mid-1995, virtually 100% utilization of the Company's offshore rig fleet has afforded continual escalations in drilling day rates. At the same time, the Company has made significant progress towards expansion of its revenue base through the construction of additional offshore equipment and the reactivation of its domestic land drilling business.

The Company's manufacturing division has continued to provide meaningful returns while assuming a lead role in the Company's offshore drilling fleet expansion program. During 1997, the manufacturing division completed its return to the marine construction business as it reactivated its Vicksburg, Mississippi facility, assembled a significant portion of the Company's Gorilla V jack-up, began construction of Gorilla VI and was contracted by others to provide design and major components for two new jack-up rigs.

During the past three years, the Company's aviation division has continued to diversify its flight services and the variances in revenues and operating results reflected above were largely due to fluctuating forest fire control activities.

From late-1995 through early-1997, the Company's operations were impaired by unfavorable results of turnkey drilling operations. In early-1997, the Company ceased turnkey drilling activities and recognized a $20.2 million loss on its one well in progress. Turnkey losses during 1996 and 1995 were $4.0 million and $.6 million, respectively. The Company is not pursuing any turnkey work at this time.

During 1997, the Company redeemed early its $200 million of 11 7/8% Senior Notes and incurred $9.8 million of net extraordinary charges consisting primarily of prepayment premiums.

Drilling Operations. The Company's drilling operating results are generally a function of rig rates and activity achieved in its offshore drilling business conducted primarily in the Gulf of Mexico, the North Sea and eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment.

Market conditions in the offshore drilling industry have improved almost continuously during the 1995-1997 period. For most of the past two years, the demand for offshore drilling equipment has generally exceeded the supply, particularly in the areas in which the Company operates. Beginning in the second quarter of 1995, both the Gulf of Mexico and North Sea markets began to offer improving returns primarily due to increasing worldwide demand for oil and gas. Activity and day rates in the Gulf of Mexico were enhanced by strengthening natural gas prices, while North Sea utilization approached 100% due to the scarcity of harsh environment drilling equipment.

Both markets continued to improve dramatically in 1996 primarily due to consistently high energy prices and technological advances such as horizontal drilling and production techniques and 3-D seismic, which together substantially enhanced the economics of oil and gas exploration and production. As a result, deep-water prospects in the Gulf of Mexico became economically viable, budding drilling markets such as west Africa, southeast Asia and The Netherlands strengthened and drilling assignments began to lengthen.

This tightening of drilling markets worldwide continued throughout 1997 and the Company's operations, featuring long-legged jack-ups, have directly or indirectly benefited. In particular, the Company's Gulf of Mexico fleet, with nearly 40% of the exclusive 350' jack-up market, was 99% utilized in 1997 and achieved a 52% increase in average day rates compared to 1996. The Company's five North Sea rigs were 98% utilized in 1997 and averaged a 49% increase in day rates over 1996.

The Company's worldwide fleet of 20 jack-ups (two of which are leased) was utilized 99%, 97% and 90% in 1997, 1996 and 1995, respectively, while the Company's semi-submersible achieved 99%, 100% and 85%, respectively. The Company considers only revenue-producing days in computing rig utilization. The Company sold its three submersible barge rigs during the fourth quarter of 1995.

The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):

--------------------------------------------------------------------------------
                                                  1996 to 1997   1995 to 1996
--------------------------------------------------------------------------------
       Utilization                                 $      11.7    $      24.0
       Drilling rates                                    124.5           79.4
--------------------------------------------------------------------------------

These fluctuations, net of a decline in turnkey drilling, yielded a $117.9 million or 37% increase in 1997 drilling revenues compared to 1996, which was 26% higher than 1995. Drilling operations expenses were only 7% higher in 1997 compared to 1996, which was 2% lower than 1995.

Four of the Company's deep-well land rigs were under contract in Texas and Louisiana for most of 1997 and one other rig was reactivated during the third quarter and worked almost all of the fourth in Mississippi. Two other deep-well land rigs were returned from Argentina during the second quarter of 1997 and were extensively utilized in Louisiana and Texas thereafter. The Company sold its Argentina operations in November 1996 including its three trailer-mounted rigs.

During 1997, the Company's actively marketed land rig fleet was 84% utilized and achieved a 31% increase in average day rates over 1996. The Company expects to complete the reactivation of two additional rigs by the end of the first quarter of 1998. The Company's other five land rigs were idle during 1997. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:

--------------------------------------------------------------------------------

               Gulf of Mexico - Continuing high levels of exploration and development activity

               North Sea - Continuing high levels of drilling activity for jack-up rigs

               Eastern Canada - Improving demand

--------------------------------------------------------------------------------


The drilling markets in which the Company competes frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and extraction costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents the Company from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding table will continue beyond the near-term. In response to fluctuating market conditions, the Company can, as it has done in the past, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified.

Recently, oil prices have fallen significantly from their average levels of 1997. In the past, when low oil prices have prevailed for a prolonged period of time, energy companies have postponed or canceled portions of their drilling programs and reduced their drilling budgets accordingly. Thus far, the Company has not seen any indications that energy companies intend to suspend drilling programs in the markets in which it participates, but there can be no assurance that the Company's operations will not be adversely affected by lower price levels if they persist. Provided current operating conditions and the perceptible trends noted above prevail, the Company should experience increased profitability in 1998.

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

Aviation revenues declined by 4% in 1997 compared to 1996, which was 27% higher than 1995. Aviation division expenses in 1997 were up by 3% over 1996, which was 17% higher than 1995. During 1997, the Company endured the effects of a relatively mild forest fire season and higher than normal aircraft maintenance costs, which combined to more than offset increased flying for energy companies in the Gulf of Mexico and in connection with Alaska tourism. Forest fire control revenues were lower in 1997 than 1996 by $ 9.5 million or 62% while 1997 oil and gas-related revenues were $4.4 million or 12% higher than 1996. Effective October 1, 1997, the aviation division implemented an 18-20% increase in its Gulf of Mexico flying rates.

The number of aircraft operated by the Company at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:

--------------------------------------------------------------------------------
                                               1997       1996        1995
--------------------------------------------------------------------------------
         Twin engine helicopters:
          Number                                 63         62          62
          Revenue hours                      32,504     34,848      29,129
         Single engine helicopters:
          Number                                 31         26          25
          Revenue hours                      14,652     11,466       9,563
         Fixed-wing aircraft:
          Number                                 21         21          19
          Revenue hours                      22,042     20,669      20,430
--------------------------------------------------------------------------------

Excluded from the preceding table are 15 twin engine helicopters owned by KLM ERA Helicopters, the Company's Dutch affiliate, which recorded revenue hours of 10,846, 10,378 and 8,907 in 1997, 1996 and 1995, respectively. On January 30,
1998, the Company agreed to terminate its ownership in KLM ERA in return for cash and equipment approximating the carrying value of its 49% interest. See
Note 12 of the Notes to Consolidated Financial Statements.

Perceptible trends existing in the aviation markets in which the Company continues to operate are shown below:

--------------------------------------------------------------------------------

               Alaska - Moderately improving market conditions

               Gulf of Mexico - Moderately improving market conditions

--------------------------------------------------------------------------------


The Company cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing trends continue, the aviation division should contribute improved operating results in 1998.

Manufacturing Operations. The Company's manufacturing division generated an 8% increase in revenues in 1997 compared to 1996, which was 7% higher than 1995, and a 72% increase in profitability while devoting substantial efforts towards the reactivation of its marine rig construction capability and the design and construction of the Company's Gorilla V and Gorilla VI jack-up rigs.

The heavy equipment product line produced 37 new mining, timber and transportation loaders, stackers and cranes during 1997, compared to 47 units in 1996, and sold 10% more in parts than in the prior year. During the third quarter, the marine product line began shipping components for the first of two Super 116-C jack-up rig kits sold earlier in the year.

Consolidated manufacturing operations exclude approximately $83 million of products and services provided to the Company's drilling division in 1997, most of which was attributable to construction progress on Gorillas V and VI, compared to $40 million in 1996.

External manufacturing backlog at December 31, 1997 was approximately $58 million, or 32% higher than a year ago, and included more than $30 million related to the marine product line.

The Company's manufacturing operations are considerably less volatile than its drilling and aviation operations and, barring unforeseen circumstances, should continue to contribute positive operating results during 1998.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1997 and 1996 were as follows (dollars in millions):

--------------------------------------------------------------------------------
        December 31,                                          1997        1996
--------------------------------------------------------------------------------
        Cash and cash equivalents                       $    108.3  $     97.2
        Current assets                                  $    412.4  $    317.3
        Current liabilities                             $     81.5  $     85.3
        Current ratio                                         5.06        3.72
        Current maturities of long-term debt                        $      3.9
        Long-term debt                                  $    256.2  $    267.3
        Stockholders' equity                            $    653.1  $    496.2
        Long-term debt/total capitalization                    .28         .35
--------------------------------------------------------------------------------


Reflected in the comparisons above are the effects of net cash provided by operations of $205.7 million, capital expenditures of $180.1 million, proceeds from borrowings of $191.0 million and debt repayments and related premiums totaling $211.5 million.

Capital expenditures for 1997 included $86.8 million toward the construction of Rowan Gorilla V, an enhanced version of the Company's Gorilla Class jack-ups featuring a combination drilling and production capability. The rig is being constructed at the Company's Vicksburg, Mississippi shipyard and should be completed during the third quarter of 1998. The Company is financing up to 87.5% of the cost of Gorilla V through a 12-year bank loan guaranteed by the Maritime Administration of the U.S. Department of Transportation under its Title XI Program.

Under the Title XI Program, the Company obtains funding for Gorilla V as construction progress is achieved and outstanding borrowings bear interest at
 .45% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on the earlier of July 1, 2000 or two years following completion of construction. Interest is payable semi-annually and principal will be repaid in semi-annual installments commencing January 1, 1999. Gorilla V and a Company guarantee are pledged as security for the government guarantee. At December 31, 1997, the Company had drawn down about $110 million of the $153 million total credit facility, $67 million of which bears a fixed interest rate of 6.94% until July 2010. The remaining advances bore interest rates averaging 6.3% at year-end.

During 1997, the Company completed the rebuilding of its Vicksburg shipyard and the reactivation of its marine construction capability.

In late-1996, the Company announced plans for the construction of Rowan Gorilla VI and Rowan Gorilla VII at its Vicksburg facility for a combined cost of approximately $380 million. Each rig will be a combination drilling and production unit, capable of operating in hostile environments like the North Sea in water depths of up to 400 feet. The Company expects delivery of the rigs during the second quarter of 1999 and the third quarter of 2000. Capital expenditures during 1997 included $36.6 million for Gorilla VI and $2.5 million for Gorilla VII. The Company believes that if operating conditions continue to improve as expected, internally generated working capital may continue to be sufficient to finance construction of both rigs, with outside financing obtained if necessary. There can be no assurance that working capital will be adequate throughout the period required to complete construction or that outside financing will be available.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 1997 capital expenditures was primarily for major enhancements to existing rigs and manufacturing facilities and for purchases of aircraft and components. The Company estimates 1998 capital expenditures will be between $210 and $225 million, including $175-185 million for Gorillas V, VI and
VII. The Company may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing offshore rigs.

On April 1, 1997, the Company redeemed $50 million of its 11 7/8% Senior Notes due 2001 and paid a 6% prepayment premium, each from existing funds. On December 3, 1997, using $110 million from a newly established three-year, $155 million bank revolving credit facility and existing funds, the Company redeemed the remaining $150 million of Senior Notes and paid a 4% prepayment premium. During 1997, the Company recorded extraordinary charges totaling $9.8 million, net of income taxes, on such transactions. Advances under the credit line bore interest at 6.37% at December 31, 1997.

Based on current operating levels and the previously discussed market trends, management believes that 1998 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 1998.

In December 1995, in connection with the purchase of 16 aircraft and a hangar and office facility in Alaska, the Company issued a $7 million non-interest bearing promissory note payable at the end of one year. The note was repaid during 1996.

In February 1994, in connection with its acquisition of the net manufacturing assets of Marathon LeTourneau Company, the Company issued $41.7 million of 7%, five-year notes. During 1996, the Company assumed certain environmental obligations related to its manufacturing facilities from the previous owners in exchange for $4 million in cash and a $5.5 million reduction in one of the notes. The Company believes it has adequately accrued for environmental liabilities. See Note 1 of the Notes to Consolidated Financial Statements.

The Company did not pay any dividends on its common stock during the 1995-1997 period. At December 31, 1997, approximately $93 million of the Company's retained earnings was available for distribution under the most restrictive provisions of the Company's debt agreements. See Note 5 of the Notes to Consolidated Financial Statements.

The Company's adoption, effective January 1, 1996, of Statement of Financial Accounting Standards No. 121 regarding impairment of long-lived assets did not materially affect the Company's financial position or results of operations.

The Company follows the provisions of Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation. The Company estimates that the alternative accounting provisions of Statement of Financial Accounting Standards No. 123, if adopted, would not have materially affected reported amounts of net income and earnings per share in 1997, 1996 and 1995. See Note 3 of the Notes to Consolidated Financial Statements.

Effective December 15, 1997, the Company adopted Statements of Financial Accounting Standards No. 128, "Earnings per Share," No. 129, "Disclosure of Information about Capital Structure" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." In accordance with the provisions of Statements 128 and 131, the Company has restated its earnings (loss) per share and segment information for all periods presented. See Notes 1 and 10 of the Notes to Consolidated Financial Statements. The provisions of Statement 129 did not materially affect the form or content of the Company's financial statements.

The Company's adoption, effective January 1, 1998, of Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," will not materially affect its financial statement disclosure.

The Company believes that its exposure to potential year 2000 software problems is limited and the costs associated with readying its information systems will not materially impact its financial position or results of operations. The Company expects to complete modifications to its information systems during 1998 and will expense such costs as they are incurred.

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

o environmental and other laws and regulations

Other relevant factors have been disclosed in the Company's filings with the U.S. Securities and Exchange Commission.

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET
(In thousands except share amounts)

--------------------------------------------------------------------------------------------------------------
 December 31,                                                                      1997           1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                   $  108,332     $   97,225
 Receivables - trade and other                                                  133,627        112,836
 Inventories:
   Raw materials and supplies                                                    69,621         65,734
   Work-in-progress                                                              25,974         21,181
   Finished goods                                                                 6,321          1,758
 Prepaid expenses                                                                 7,694          8,750
 Deferred tax assets (Note 7)                                                    60,809
 Cost of turnkey drilling contracts in progress                                                  9,835
--------------------------------------------------------------------------------------------------------------
      Total current assets                                                      412,378        317,319
--------------------------------------------------------------------------------------------------------------
Investment in and advances to 49% owned companies (Note 12)                      25,737         28,049
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment - at cost:
 Drilling equipment                                                              965,292        954,249
 Aircraft and related equipment                                                  202,044        188,681
 Manufacturing plant and equipment                                                60,902         37,377
 Construction in progress                                                        195,996         77,318
 Other property and equipment                                                     94,476         94,517
--------------------------------------------------------------------------------------------------------------
      Total                                                                    1,518,710      1,352,142
 Less accumulated depreciation and amortization                                  841,550        805,942
--------------------------------------------------------------------------------------------------------------
      Property, plant and equipment - net                                        677,160        546,200
--------------------------------------------------------------------------------------------------------------
Other assets and deferred charges                                                  6,860          7,740
--------------------------------------------------------------------------------------------------------------
      Total                                                                   $1,122,135     $  899,308
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt (Note 2)                                               $    3,932
 Accounts payable - trade                                                     $   22,839         28,106
 Other current liabilities (Note 4)                                               58,687         53,236
--------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                   81,526         85,274
--------------------------------------------------------------------------------------------------------------
Long-term Debt - less current maturities (Note 2)                                256,150        267,321
--------------------------------------------------------------------------------------------------------------
Other liabilities (Notes 6 and 9)                                                 50,457         39,573
--------------------------------------------------------------------------------------------------------------
Deferred credits:
 Income taxes (Note 7)                                                            74,956          1,774
 Gain on sale/leaseback transactions (Note 9)                                      5,948          9,147
--------------------------------------------------------------------------------------------------------------
      Total deferred credits                                                      80,904         10,921
--------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 9)
--------------------------------------------------------------------------------------------------------------
Stockholders' equity (Notes 3 and 5):
 Preferred stock, $1.00 par value:
  Authorized 5,000,000 shares issuable in series:
   Series III Preferred Stock, authorized
    10,300 shares, none outstanding
   Series A Junior Preferred Stock, authorized
    1,500,000 shares, none issued
 Common stock, $.125 par value; authorized 150,000,000 shares; issued
  88,162,101 shares at December 31, 1997
  and 87,054,028 shares at December 31, 1996                                      11,020         10,882
 Additional paid-in capital                                                      411,812        401,730
 Retained earnings                                                               232,751         86,092
 Less cost of treasury stock - 1,457,919 shares                                    2,485          2,485
--------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                   653,098        496,219
--------------------------------------------------------------------------------------------------------------
      Total                                                                   $1,122,135     $  899,308
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands except per share amounts)

--------------------------------------------------------------------------------------------------------------
 For the years ended December 31,                                1997           1996           1995
--------------------------------------------------------------------------------------------------------------
Revenues:
 Drilling services                                          $ 434,004      $ 316,123      $ 250,080
 Manufacturing sales and services                             154,852        143,768        133,755
 Aviation services                                            106,396        111,269         87,462
--------------------------------------------------------------------------------------------------------------
    Total                                                     695,252        571,160        471,297
--------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Drilling services                                            217,935        202,878        207,934
 Manufacturing sales and services                             134,422        131,665        120,378
 Aviation services                                             96,390         93,473         79,993
 Depreciation and amortization                                 47,078         47,882         50,555
 General and administrative                                    16,971         16,591         14,692
--------------------------------------------------------------------------------------------------------------
    Total                                                     512,796        492,489        473,552
--------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                 182,456         78,671         (2,255)
--------------------------------------------------------------------------------------------------------------
Other income (expense):
 Interest expense                                             (26,208)       (27,547)       (27,702)
 Less interest capitalized                                      9,966          2,516
 Gain on disposals of property, plant and equipment             1,541          2,359          6,598
 Interest income                                                5,190          4,157          5,209
 Other - net                                                      343            374            468
--------------------------------------------------------------------------------------------------------------
    Other income (expense) - net                               (9,168)       (18,141)       (15,427)
--------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                             173,288         60,530        (17,682)
 Provision (credit) for income taxes (Note 7)                  16,863           (808)           754
--------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary charges                    156,425         61,338        (18,436)
 Extraordinary charges from early redemption
  of debt (net of income taxes of $1,207) (Note 2)              9,766
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $ 146,659      $  61,338      $ (18,436)
--------------------------------------------------------------------------------------------------------------
Per share of common stock (Note 1):
 Basic:
  Income (loss) before extraordinary charges                $    1.82      $     .72      $    (.22)
  Extraordinary charges from early redemption of debt             .12
--------------------------------------------------------------------------------------------------------------
  Net income (loss)                                         $    1.70      $     .72      $    (.22)
--------------------------------------------------------------------------------------------------------------
 Diluted:
  Income (loss) before extraordinary charges                $    1.76      $     .70      $    (.22)
  Extraordinary charges from early redemption of debt             .11
--------------------------------------------------------------------------------------------------------------
  Net income (loss)                                         $    1.65      $     .70      $    (.22)
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Rowan Companies, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

----------------------------------------------------------------------------------------------------------------------------------
                                                              Common Stock
                                       -------------------------------------------------------
                                               Issued                       In Treasury            Additional
 For the years ended                   -------------------------------------------------------       Paid-in         Retained
 December 31, 1997, 1996 and 1995      Shares         Amount            Shares        Amount         Capital         Earnings
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995               85,738      $    10,717           1,458     $     2,485     $   390,925     $    43,190
 Exercise of stock options                538               67                                             472
 Value of services rendered
  by participants in the
  Nonqualified Stock
  Option Plans (Note 3)                                                                                  4,255
 Conversion of subordinated
  debentures                               78               10                                             440
 Net loss                                                                                                              (18,436)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             86,354           10,794           1,458           2,485         396,092          24,754
 Exercise of stock options                626               78                                             548
 Value of services rendered
  by participants in the
  Nonqualified Stock
  Option Plans (Note 3)                                                                                  4,600
 Conversion of subordinated
  debentures                               74               10                                             490
 Net income                                                                                                             61,338
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             87,054           10,882           1,458           2,485         401,730          86,092
 Exercise of stock options                623               78                                           1,247
 Value of services rendered
  by participants in the
  Nonqualified Stock
  Option Plans (Note 3)                                                                                  4,720
 Conversion of subordinated
  debentures                              485               60                                           4,115
 Net income                                                                                                            146,659
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             88,162      $    11,020           1,458     $     2,485     $   411,812     $   232,751
----------------------------------------------------------------------------------------------------------------------------------

 See notes to consolidated financial statements.

Rowan Companies, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
 (In thousands)

--------------------------------------------------------------------------------------------------------------
 For the years ended December 31,                                1997            1996            1995
--------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
 Operations:
  Net income (loss)                                       $  146,659      $   61,338      $  (18,436)
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operations:
    Depreciation and amortization                             47,078          47,882          50,555
    Gain on disposals of property, plant
     and equipment                                            (1,541)         (2,359)         (6,598)
    Compensation expense                                       4,720           4,600           4,255
    Change in sale/leaseback payable                          (4,796)         (1,232)         (1,460)
    Amortization of sale/leaseback gain                       (3,198)         (3,198)         (3,198)
    Provision for pension and
     postretirement benefits                                   5,922           1,217           7,402
    Deferred income taxes                                     12,373          (2,372)           (322)
    Extraordinary charges from
     early redemption of debt                                 10,973
    Other - net                                                2,370           2,162           1,483
  Changes in current assets and liabilities:
    Receivables - trade and other                            (20,791)        (28,658)         (9,494)
    Inventories                                              (13,243)        (13,052)        (16,235)
    Other current assets                                      10,891           2,713         (17,718)
    Current liabilities                                       10,165          11,033           3,148
  Net changes in other noncurrent
    assets and liabilities                                    (1,881)          3,673            (171)
--------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) operations                   205,701          83,747          (6,789)
--------------------------------------------------------------------------------------------------------------
 Investing activities:
   Property, plant and equipment additions                  (180,066)       (117,947)        (33,881)
   Proceeds from disposals of property,
    plant and equipment                                        3,846           6,829          16,013
   Repayments from affiliates                                    229              32           3,676
   Proceeds from sale of a subsidiary                                          6,946
--------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                     (175,991)       (104,140)        (14,192)
--------------------------------------------------------------------------------------------------------------
  Financing activities:
   Proceeds from borrowings                                  190,985          29,009
   Repayments of borrowings                                 (202,488)         (2,355)           (290)
   Premiums on redemption of debt                             (9,000)
   Other - net                                                 1,900             626             539
--------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities        (18,603)         27,280             249
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents              11,107           6,887         (20,732)
Cash and cash equivalents, beginning of year                  97,225          90,338         110,070
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $  108,332      $   97,225      $   90,338
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Rowan Companies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of Consolidation. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries, hereinafter referred to as "the Company."

The Company accounts for its investment in 49% owned companies using the equity method. The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a 30-year period. At December 31, 1997, the unamortized excess cost was $2,412,000.

Intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition. Most drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses. The Company has also operated under turnkey drilling contracts where revenues and expenses are recognized on a completed contract basis.

The Company's aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $148,348,000 and $110,476,000, $134,929,000 and $111,973,000, and $119,640,000
and $97,324,000 in 1997, 1996 and 1995, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs.

Full provision is made for any anticipated losses on turnkey drilling or manufacturing projects.

Earnings (Loss) Per Common Share. Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which governs the computation and presentation of per share operating results, and, in accordance with the requirements thereof, has restated all prior periods. Under Statement 128, "basic" earnings (loss) per share is determined as income available to common stockholders divided by the weighted-average number of common shares outstanding during the period, while "diluted" earnings (loss) per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

The computation of basic and diluted earnings (loss) per share under Statement 128 for each of the past three years is as follows (in thousands except per share amounts):

--------------------------------------------------------------------------------
                                Income (loss) before                   Per Share
 Year ended December 31,        extraordinary charges     Shares        Amount
--------------------------------------------------------------------------------
1997:
Basic income per share             $   156,425           86,184     $      1.82
Effect of dilutive securities:
  Convertible debentures                   172            1,236
  Stock options                                           1,803
---------------------------------------------------------------------
Diluted income per share           $   156,597           89,223     $      1.76
--------------------------------------------------------------------------------
1996:
Basic income per share             $    61,338           85,335     $       .72
Effect of dilutive securities:
  Convertible debentures                   323            1,186
  Stock options                                           1,580
---------------------------------------------------------------------
Diluted income per share           $    61,661           88,101     $       .70
--------------------------------------------------------------------------------
1995:
Basic loss per share               $   (18,436)          84,589     $      (.22)
Effect of dilutive securities:
  Convertible debentures                     - (a)            - (a)
  Stock options                              - (a)            - (a)
---------------------------------------------------------------------
Diluted loss per share             $   (18,436)          84,589     $      (.22)
--------------------------------------------------------------------------------

(a) Excludes the following securities which produce an antidilutive result:

                                              Income    Shares
--------------------------------------------------------------------------------
   Convertible debentures                  $     374       567
   Stock options                                   -       787
--------------------------------------------------------------------------------

Statement of Cash Flows. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Noncash financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the conversion in 1997 of the remaining $3,600,000 of the Series II Floating-Rate Convertible Subordinated Debenture into 400,000 shares of common stock; the retirement in 1996 of $4,684,000 of debt through the disposition of aviation equipment; a $5,500,000 reduction in debt in 1996 in exchange for the assumption of certain environmental obligations; the issuance in 1995 of a $6,972,000 noninterest-bearing promissory note in connection with the purchase of certain aviation assets; and the conversion in 1995 of $450,000 of Series I Floating Rate Convertible Subordinated Debentures into 78,261 shares of common stock. See Notes 2, 3 and 9 for further information.

Inventories. Manufacturing inventories are stated principally at lower of first-in, first-out cost or market. Drilling and aviation materials and supplies are carried at average cost.

Property and Depreciation. For financial reporting purposes, the Company computes depreciation using the straight-line method over the estimated lives of the related assets as follows:

--------------------------------------------------------------------------------
                                                                     Salvage
                                                         Years         Value
--------------------------------------------------------------------------------
      Offshore drilling equipment:
       Super Gorilla jack-ups                               25           20%
       Semi-submersible                                     15           20%
       Gorilla and other cantilever jack-ups                15           20%
       Conventional jack-ups                                12           20%
      Land drilling equipment                               12           20%
      Drill pipe and tubular equipment                       4           10%
      Aviation equipment:
       Aircraft                                        7 to 10    15% to 25%
       Other                                           2 to 10       various
      Manufacturing plant and equipment:
       Buildings and improvements                     10 to 25    10% to 20%
       Other                                           2 to 12       various
      Other property and equipment                     3 to 40       various
--------------------------------------------------------------------------------

The Company depreciates its equipment from the date placed into service until the equipment is sold or becomes fully depreciated.

The Company capitalizes, during the construction period, interest cost incurred during the period required to complete the asset. Engineering salaries and other expenses related to the construction of drilling equipment are also capitalized.

Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. See Note 10 for further information.

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

Environmental Matters. Environmental remediation costs are accrued based on estimates of known remediation requirements even if uncertainties about the ultimate cost of the remediation exist. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. The Company's estimated liability is not discounted. See Note 9 for further information.

Income Taxes. The Company accounts for income taxes under an asset and liability approach that recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. See Note 7 for further information.

Comprehensive Income (Loss). The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. The statement essentially requires prominent disclosure of all non-shareholder changes in equity during a period. The Company believes the adoption of Statement 130 will not materially affect the form or content of its financial statements.

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

Reclassifications. Certain reclassifications have been made in the 1996 and 1995 amounts to conform with the 1997 presentations.

--------------------------------------------------------------------------------
NOTE 2   LONG-TERM DEBT
--------------------------------------------------------------------------------

Long-term debt consisted of (in thousands):

------------------------------------------------------------------------------------------------
December 31,                                                              1997         1996
------------------------------------------------------------------------------------------------
11 7/8% Senior Notes due 2001                                                      $200,000
$155 million bank revolving credit facility maturing in 2000          $110,000
7% notes payable due 1999                                               36,156       36,156
Floating-rate note payable issued under U.S. Department of
 Transportation Title XI; secured by drilling rig Rowan Gorilla V       42,994       29,009
6.94% Title XI note payable due 2010; secured by Gorilla V              67,000
Nonrecourse notes payable                                                             2,488
Series II subordinated convertible debenture                                          3,600
------------------------------------------------------------------------------------------------
Total                                                                  256,150      271,253
Less current maturities                                                     --        3,932
------------------------------------------------------------------------------------------------
Remainder                                                             $256,150     $267,321
------------------------------------------------------------------------------------------------

Maturities of long-term debt for the five years ending December 31, 2002 are as follows: 1998-$0, 1999-$45,322,000, 2000-$119,166,000, 2001-$9,166 and
2002-$9,166.

During April and December 1997, the Company redeemed $50,000,000 and $150,000,000, respectively, of its 11 7/8% Senior Notes due 2001. These transactions resulted in extraordinary charges of $9,766,000, or $.11 per diluted share, comprised of $9,000,000 of prepayment premiums and $1,973,000 of unamortized issue costs, net of $1,207,000 of income tax benefits.

In anticipation of the December 1997 redemption of Senior Notes, the Company obtained, in October 1997, a $155,000,000 unsecured revolving credit facility maturing in October 2000. Advances under the facility currently bear interest at either .40% above a short-term LIBOR rate or the higher of a prime commercial lending rate or .50% above a three-month certificate of deposit rate, depending upon the Company's election. The facility currently requires a commitment fee of
 .325% on the average daily amount of the commitment. Interest and the commitment fee are generally payable quarterly. Outstanding advances at December 31, 1997 totaled $110,000,000 and bore interest at 6.37%. See Note 5 for further information.

In February 1994, in connection with the acquisition of its manufacturing operations, the Company issued $41,656,000 in 7% promissory notes due in 1999. During 1996, the Company obtained a $5,500,000 reduction in one of the notes in return for assuming certain environmental remediation obligations. See Note 9 for further information.

In December 1996, the Company obtained financing for up to $153,091,000 of the cost of designing and constructing Rowan Gorilla V through a 12-year bank loan guaranteed by the Maritime Administration of the U.S. Department of Transportation under its Title XI Program. The Company obtains funding as construction progress is achieved and outstanding borrowings initially bear interest at .45% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal by the earlier of July 1, 2000 or two years following completion of construction. Interest is payable semi-annually and the principal will be repaid in semi-annual installments commencing January 1, 1999. Rowan Gorilla V and a Company guarantee are pledged as security for the government guarantee. On July 1, 1997, the Company fixed $67,000,000 of outstanding borrowings at 6.94% until July 2010. At December 31, 1997, the Company had borrowed about $109,994,000, of which $42,994,000 bore interest at floating-rates ranging from 6.075% to 6.388%.

At December 31, 1997, the Company had $8,625,000 principal amount of Series III Floating-Rate Convertible Subordinated Debentures outstanding. The outstanding debentures are convertible into $8,625,000 of Series III Preferred Stock, which may be converted into an aggregate of 1,277,778 shares of the Company's common stock. The debentures were originally issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No.
39. See Note 3 for further information.

During 1997, the Company repaid the balance of $2,488,000 of notes payable originally issued in January 1993 in connection with the purchase of two aircraft. Also during 1997, the $3,600,000 principal amount of the outstanding Series II debenture was converted into 400,000 shares of the Company's common stock. See Note 3 for further information.

Interest payments for 1997, 1996 and 1995 were $24,188,000, $27,073,000 and
$27,433,000, respectively.

The Company's debt agreements contain provisions that require an excess of current assets over current liabilities, an excess of stockholders' equity over consolidated debt and minimum levels of stockholders' equity and earnings, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock and common stock dividend payments. See Note 5 for further information.

--------------------------------------------------------------------------------
NOTE 3   STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

The Company has two nonqualified stock option plans through which options have been granted to certain key employees.

The Company's 1980 Nonqualified Stock Option Plan authorized the Board of Directors to grant, through January 25, 1990, options to purchase a total of 1,000,000 shares of the Company's common stock.

Under the terms of the 1988 Nonqualified Stock Option Plan, as amended, the Board of Directors can grant, before January 21, 2003, options to purchase a total of 7,000,000 shares of the Company's common stock.

At December 31, 1997, options for 7,268,504 shares had been granted at exercise prices ranging from $1.00 to $19.63 per share, and 338 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

The Company determines compensation expense for each option pursuant to Accounting Principles Board Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. The Company estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides an alternative method for measuring compensation cost, would have reduced reported amounts of net income (loss) by approximately $627,000 in 1997, $341,000 in 1996 and $11,000 in 1995, or less than $.01 per share in each of 1997, 1996 and 1995.

Stock option activity for the last three years was as follows:

--------------------------------------------------------------------------------------------
                                                               Number of Shares
                                                      --------------------------------------
                                                           1997         1996         1995
--------------------------------------------------------------------------------------------
      Stock options outstanding, January 1            2,498,288    2,499,700    2,182,650
      Changes during the year:
       Granted:
        at $1.00 per share                                                        928,000
        at $7.63 per share                                           525,000
        at $8.00 per share                                            25,000
        at $15.25 per share                                          177,000
        at $9.81 per share                              619,000
        at $19.63 per share                             196,000
       Exercised:
        at $1.00 per share                             (522,013)    (626,162)    (537,950)
        at $7.63 per share                              (95,500)
        at $15.25 per share                              (5,375)
       Forfeited                                       (124,375)    (102,250)     (73,000)
--------------------------------------------------------------------------------------------
      Stock options outstanding, December 31          2,566,025    2,498,288    2,499,700
--------------------------------------------------------------------------------------------
      Stock options exercisable, December 31            690,400      564,476      494,513
--------------------------------------------------------------------------------------------
      Stock options available for grant, December 31  1,293,446    1,984,071    2,608,821
--------------------------------------------------------------------------------------------

The Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan provided for the issuance to key employees of up to $20,000,000 in aggregate principal amount of the Company's floating-rate convertible subordinated debentures. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock.

Under the plan, debentures in the aggregate principal amount of $19,925,000 have been issued by the Company. At December 31, 1997, all $5,125,000 principal amount of Series I debentures issued in 1986 had been converted into common stock at $5.75 per share and all $4,500,000 principal amount of the Series II debenture issued in 1987 had been converted into common stock at $9.00 per share. At December 31, 1997, Series III debentures in the principal amount of $8,625,000 were outstanding. This amount is ultimately convertible into common stock at $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004, as follows: $6,125,000 through November 29, 1998 and $8,625,000 on or after November 30, 1998.

On February 25, 1992, the Company adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement, as amended, provides for the distribution to the Company's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of the Company at an exercise price of $75. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of the Company or an acquiring entity at 1/2 market value. The Rights are exercisable only if a person or group acquires 15% or more of the Company's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on February 25, 2002. The Company may generally redeem the Rights at a price of $.01 per Right at any time until the 10th business day following public announcement that a 15% position has been acquired.

--------------------------------------------------------------------------------
NOTE 4   OTHER CURRENT LIABILITIES
--------------------------------------------------------------------------------

Other current liabilities consisted of (in thousands):

--------------------------------------------------------------------------------
           December 31,                                      1997        1996
--------------------------------------------------------------------------------
           Gain on sale/leaseback transactions        $     3,198 $     3,198
           Customer deposits                               14,927         969
           Accrued liabilities:
            Income taxes                                      425       1,009
            Compensation and related employee costs        22,027      29,084
            Interest                                        3,765       2,033
            Taxes and other                                14,345      16,943
--------------------------------------------------------------------------------
           Total                                      $    58,687 $    53,236
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 5   RESTRICTIONS ON RETAINED EARNINGS
--------------------------------------------------------------------------------

Under the terms of its three-year revolving credit facility entered into during October 1997, the Company's ability to declare dividends or make any distribution on its common stock in any quarter is limited to the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1996, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1996, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1996. Under this restriction, approximately $93,330,000 of the Company's retained earnings was available for distribution at December 31, 1997. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.


--------------------------------------------------------------------------------
NOTE 6   BENEFIT PLANS
--------------------------------------------------------------------------------

Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees.

Pension benefits are based on an employee's years of service and average earnings for the five highest consecutive calendar years of compensation during the last ten years of service. The Company's policy is to fund the minimum amount required by the Internal Revenue Code.

The funded status of the plans was as follows (in thousands):

-----------------------------------------------------------------------------------------------
   December 31,                                                      1997         1996
-----------------------------------------------------------------------------------------------
   Actuarial present value of accumulated benefit obligations:
    Vested benefits                                            $  130,168  $   113,833
-----------------------------------------------------------------------------------------------
    Total benefits                                             $  137,256  $   121,455
-----------------------------------------------------------------------------------------------
   Plan assets at fair value                                   $  168,699  $   141,997
   Projected benefit obligation for service rendered to date      155,935      136,721
-----------------------------------------------------------------------------------------------
   Plan assets in excess of projected benefit obligation           12,764        5,276
   Unrecognized net gain                                          (26,087)     (16,013)
   Unrecognized net benefits being recognized over 15 years        (2,422)      (3,634)
   Unrecognized prior service cost                                    324          440
-----------------------------------------------------------------------------------------------
   Accrued pension cost included in current and
     other liabilities                                         $  (15,421) $   (13,931)
-----------------------------------------------------------------------------------------------

The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1997, included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share. At December 31, 1997, $11,593,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $8,406,000 yielding approximately 5.2% to maturity.

Net pension cost included the following components (in thousands):

-----------------------------------------------------------------------------------------------
Year ended December 31,                               1997        1996         1995
-----------------------------------------------------------------------------------------------
Service cost - benefits earned during the period  $  5,471    $  5,757    $   4,335
Interest cost on projected benefit obligation       10,340       9,477        8,580
Actual return on plan assets - gain                (32,769)    (31,607)     (24,166)
Net amortization and deferral                       18,448      20,692       15,280
-----------------------------------------------------------------------------------------------
Net periodic pension cost                         $  1,490    $  4,319    $   4,029
-----------------------------------------------------------------------------------------------

Assumptions used in actuarial calculations were:

-----------------------------------------------------------------------------------------------
                                                      1997         1996         1995
-----------------------------------------------------------------------------------------------
 Discount rate                                       7.25%         7.5%        7.25%
 Rate of compensation increase                        4.0%         4.0%         4.0%
 Expected rate of return on plan assets               9.5%         9.0%         9.0%
-----------------------------------------------------------------------------------------------

The Company also sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1997 and 1996 of $3,791,000 and $3,317,000,
respectively. The net pension liabilities included in the Company's consolidated balance sheet were $3,191,000 and $2,615,000 at December 31, 1997 and 1996, respectively. Net pension cost was $530,000 in 1997, $508,000 in 1996 and $473,000 in 1995.

In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's drilling and aviation employees may become eligible for those benefits if they reach normal retirement age while working for the Company.

The funded status of the plan was as follows (in thousands):

-----------------------------------------------------------------------------------------------
December 31,                                                      1997         1996
-----------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
 Retirees                                                  $    13,793   $   12,322
 Fully eligible active plan participants                        10,118        8,933
 Other active plan participants                                 12,164       12,257
-----------------------------------------------------------------------------------------------
  Total benefits                                                36,075       33,512
Unrecognized transition obligation being recognized
 over 20 years                                                 (11,347)     (12,103)
Unrecognized net loss                                           (7,182)      (7,803)
-----------------------------------------------------------------------------------------------
Accrued postretirement benefit cost
 included in current and other liabilities                 $    17,546   $   13,606
-----------------------------------------------------------------------------------------------

The actuarially determined accumulated postretirement benefit obligation reflects health care cost trend rates of 9% for 1997 and decreasing by .50% to
 .75% annually through 2003 and a discount rate of 7.25%. A one percentage point increase in the assumed health care cost trend rate would increase net periodic postretirement benefit cost by approximately $537,000 and increase the accumulated postretirement benefit obligation by approximately $2,782,000.

Net postretirement benefit cost included the following components (in thousands):

---------------------------------------------------------------------------------------
Year ended December 31,                              1997         1996         1995
---------------------------------------------------------------------------------------
Service cost                                    $   1,666   $    1,686  $     1,157
Interest cost                                       2,528        2,269        1,998
Net amortization and deferral                       1,053        1,129          797
---------------------------------------------------------------------------------------
Net periodic postretirement benefit cost        $   5,247   $    5,084  $     3,952
---------------------------------------------------------------------------------------

Postretirement benefits paid in 1997, 1996 and 1995 were approximately $1,307,000, $1,076,000 and $1,052,000, respectively.

During 1995, the Company commenced the Rowan Companies, Inc. Savings and Investment Plan in conformity with section 401(k) of the Internal Revenue Code. The plan, to which the Company contributed about $1,475,000 in 1997, $1,377,000 in 1996 and $988,000 in 1995, covers all drilling and aviation employees. Manufacturing employees are covered by a separate plan to which the Company contributed approximately $754,000, $637,000 and $620,000 in 1997, 1996 and
1995, respectively.

--------------------------------------------------------------------------------
NOTE 7   INCOME TAXES
--------------------------------------------------------------------------------

The detail of income tax provisions (credits) is presented below (in thousands):

----------------------------------------------------------------------------------------
Year ended December 31,                               1997        1996         1995
----------------------------------------------------------------------------------------
Current:
 Federal                                        $    3,296  $    1,236  $        87
 Foreign                                                78         141          787
 State                                                 128         187          202
----------------------------------------------------------------------------------------
  Total current provision                            3,502       1,564        1,076
Deferred                                            13,361      (2,372)        (322)
----------------------------------------------------------------------------------------
Total provision (credit)                        $   16,863  $     (808) $       754
----------------------------------------------------------------------------------------

The Company's provision (credit) for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income before extraordinary charges, as follows (in thousands):

----------------------------------------------------------------------------------------
Year ended December 31,                              1997         1996         1995
----------------------------------------------------------------------------------------
Statutory rate                                         35%          35%          35%
Tax at statutory rate                          $   60,651   $   21,186  $    (6,189)
Increase (decrease) in taxes resulting from:
 Change in valuation allowance                    (38,415)     (30,863)         247
 Foreign companies' operations                    (10,443)      (2,761)       1,527
 Expiration of tax credits                          9,593       12,772        6,955
 Other - net                                       (4,523)      (1,142)      (1,786)
----------------------------------------------------------------------------------------
Total provision (credit)                       $   16,863   $     (808) $       754
----------------------------------------------------------------------------------------

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows (in thousands):

----------------------------------------------------------------------------------------
December 31,                                             1997               1996
----------------------------------------------------------------------------------------
                                                   Current  Noncurrent   Noncurrent
----------------------------------------------------------------------------------------
Deferred tax assets:
 Sale/leaseback gain                            $    1,119  $    2,086  $     4,324
 Accrued employee benefit plan costs                   315      12,295       10,574
 Alternative minimum tax                             5,580                    2,176
 Net operating losses                               26,036                   77,912
 Investment tax credits                             27,130                   36,723
 Other                                                 718       5,375        5,095
----------------------------------------------------------------------------------------
                                                   60,898      19,756      136,804
Valuation allowance                                                         (38,415)
----------------------------------------------------------------------------------------
                                                    60,898      19,756       98,389
----------------------------------------------------------------------------------------
Deferred tax liabilities:
 Property, plant and equipment                                  94,511       97,062
 Foreign income taxes                                                           393
 Other                                                  89         201        2,708
----------------------------------------------------------------------------------------
                                                        89      94,712      100,163
----------------------------------------------------------------------------------------
Deferred tax asset (liability)                  $   60,809  $  (74,956) $    (1,774)
----------------------------------------------------------------------------------------

The valuation allowance consisted primarily of tax credit and operating loss carryforwards that were projected to expire. During 1997, approximately $9,593,000 of investment tax credit expired. The Company currently believes all remaining carryforwards will be utilized during 1998, and has decreased the valuation allowance accordingly.

At December 31, 1997, the Company had $24,752,000 of regular investment tax credits and $2,378,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 1998 - $9,291,000, 1999 - $10,095,000,
2000 - $2,006,000, 2001 - $5,510,000 and 2002 - $228,000.

At December 31, 1997, the Company had net operating loss carryforwards for federal income tax purposes of approximately $74,388,000 which will expire, if not utilized, as follows: 2002 - $8,140,000, 2006 - $1,860,000, 2007 -
$54,011,000, 2008 - $3,002,000, 2009 - $1,465,000 and 2010 - $5,910,000.

Deferred income taxes not provided on undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $16,422,000 at December 31, 1997.

Income (loss) before income taxes consisted of $154,313,000, $58,573,000 and $(17,292,000) of domestic earnings (losses), and $18,975,000, $1,957,000 and
$(390,000) of foreign earnings (losses) in 1997, 1996 and 1995, respectively.

Income tax payments exceeded refunds by $3,781,000 in 1997, $1,747,000 in 1996 and $338,000 in 1995.

--------------------------------------------------------------------------------
NOTE 8   FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

At December 31, 1997, the carrying amounts of the Company's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's long-term debt was estimated to approximate its fair value at December 31, 1997 based upon quoted market prices for similar issues.

--------------------------------------------------------------------------------
NOTE 9   COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

During 1984 and 1985, the Company sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, for a total of $126,500,000 in cash and leased each rig back under operating leases at effective interest rates of 9.3% and 8.0%, respectively. At the conclusion of each basic lease term in 2000, the Company can purchase each rig at its existing fair market value or renew each lease at the lesser of a) 50% of the weighted average semi-annual installments during the basic term, or b) a fair market rental renewal. Each transaction resulted in a gain which is being recognized over the respective basic lease term.

Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis. Current and other liabilities at December 31, 1997 and 1996 included the excess of inception-to-date sale/leaseback expenses over related payments of $8,061,000 and $12,857,000, respectively.

The Company has operating leases covering aircraft hangars, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $21,619,000 in 1997, $20,820,000 in 1996 and $20,365,000 in 1995.

As of December 31, 1997, the future minimum payments to be made under noncancelable operating leases were (in thousands):

--------------------------------------------------------------------------------
   1998                                                           $ 21,260
   1999                                                             23,126
   2000                                                             18,095
   2001                                                                289
   2002                                                                241
   Later years                                                       1,135
--------------------------------------------------------------------------------
   Total                                                          $ 64,146
--------------------------------------------------------------------------------

In September 1996, the Company assumed certain environmental liabilities related to its manufacturing facilities in exchange for $4,000,000 in cash and a $5,500,000 reduction in a promissory note. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Other liabilities at December 31, 1997 and 1996 included $8,650,000 and $8,763,000, respectively, related to environmental matters. The Company believes that it has adequately accrued for environmental liabilities.

In the Company's opinion, at December 31, 1997, there were no contingencies, claims or lawsuits against the Company which could have a material adverse effect on its financial position or results of operations.

The Company estimates 1998 capital expenditures at between $210,000,000 and $225,000,000, including $175,000,000 to $185,000,000 toward construction of the offshore rigs Gorillas V, VI and VII.

--------------------------------------------------------------------------------
NOTE 10    SEGMENTS OF BUSINESS
--------------------------------------------------------------------------------

The following information is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's adoption of Statement 131, effective December 15, 1997, did not alter the composition of its reportable operating segments.

The Company has three principal operating segments: contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), charter helicopter and fixed-wing aircraft services ("Aviation") and the manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and marine drilling equipment ("Manufacturing"). The Company's reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in the Company's summary of significant accounting policies. See
Note 1 for further information.

Drilling services are provided both onshore and offshore in domestic and foreign areas. Aviation services are provided primarily in Alaska, the western United States and along the Gulf Coast and include charter airline, flightseeing and forest fire control services as well as oil and gas related flying. Manufacturing operations are primarily conducted in Longview, Texas and Vicksburg, Mississippi, though products are shipped throughout the United States and to many foreign locations.

Assets are ascribed to a segment based upon their direct use. The Company classifies its drilling rigs as domestic or foreign based upon the rig's operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets.

The Company's total assets are identified by operating segment and its fixed assets are shown geographically as follows (in thousands):

----------------------------------------------------------------------------------------
 December 31,                                          1997        1996          1995
----------------------------------------------------------------------------------------
 Consolidated assets:
  Drilling                                      $   803,747  $  618,441  $    539,431
  Manufacturing                                     163,113     135,750       108,798
  Aviation                                          155,275     145,117       154,259
----------------------------------------------------------------------------------------
 Total                                          $ 1,122,135  $  899,308  $    802,488
----------------------------------------------------------------------------------------
 Property, plant and equipment - net:
  Domestic                                      $   551,853  $  411,408  $    341,857
  Foreign                                           125,307     134,792       145,182
----------------------------------------------------------------------------------------
 Total                                          $   677,160  $  546,200  $    487,039
----------------------------------------------------------------------------------------

At December 31, 1997, 29 drilling rigs, including 15 offshore rigs, were located in domestic areas and six offshore rigs were operating in foreign locations. Aviation services assets include the Company's investment in KLM ERA Helicopters. See Note 12 for further information. Information regarding revenues and profitability by operating segment is as follows (in thousands):

-------------------------------------------------------------------------------------
 Year ended December 31,                        1997       1996         1995
-------------------------------------------------------------------------------------
 Revenues:
  Drilling services                        $  434,004    $  316,123    $  250,080
  Manufacturing sales and services            154,852       143,768       133,755
  Aviation services                           106,396       111,269        87,462
-------------------------------------------------------------------------------------
 Consolidated                              $  695,252    $  571,160    $  471,297
-------------------------------------------------------------------------------------
 Operating profit (loss):*
  Drilling services                        $  185,037    $   79,247    $    5,019
  Manufacturing sales and services             16,294         9,468        11,737
  Aviation services                            (1,904)        6,547        (4,319)
-------------------------------------------------------------------------------------
 Consolidated                              $  199,427    $   95,262    $   12,437
-------------------------------------------------------------------------------------

*Income (loss) from operations before deducting general and administrative expenses.

Excluded from the preceding table are the effects of transactions between segments. During 1997, 1996 and 1995 the Company's manufacturing division billed approximately $82,707,000, $39,804,000 and $4,658,000, respectively, for products and services provided to the drilling division and the Company's aviation division provided approximately $2,859,000, $2,749,000 and $3,231,000, respectively, of flight services to the drilling division.

Foreign-source revenues were as follows (in thousands):

-------------------------------------------------------------------------------------
Year ended December 31,                               1997        1996          1995
-------------------------------------------------------------------------------------
Drilling services                               $  127,479  $  105,010  $     82,453
Manufacturing sales and services                     2,124       1,968         1,942
Aviation services                                    5,027       4,109         2,026
-------------------------------------------------------------------------------------
Total                                           $  134,630  $  111,087  $     86,421
-------------------------------------------------------------------------------------

The Company had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer in 1995 (11%). In 1997 and 1996, no customer accounted for more than 10% of consolidated revenues.

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

Certain other financial information for each of the Company's principal operating segments is summarized as follows (in thousands):

-------------------------------------------------------------------------------
Year ended December 31,                     1997        1996         1995
-------------------------------------------------------------------------------
Depreciation and amortization:
 Drilling                             $   31,032  $   33,998  $    37,127
 Aviation                                 11,910      11,248       11,788
 Manufacturing                             4,136       2,636        1,640
Capital expenditures:
 Drilling                                146,760      87,927       14,846
 Aviation                                 16,977       8,913       12,897
 Manufacturing                            16,329      21,107        6,138
Maintenance and repairs:
 Drilling                                 29,643      32,125       25,870
 Aviation                                 21,293      18,248       13,911
 Manufacturing                            13,865       9,389        9,071
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 11    RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTE 12    SUBSEQUENT EVENT
--------------------------------------------------------------------------------

On January 30, 1998, the Company agreed to terminate its North Sea helicopter joint venture, KLM ERA Helicopters. The Company received a distribution of KLM ERA's assets approximating the carrying value of its 49% interest, including $19.6 million in cash, two Sikorsky S-61N helicopters, spare engines and parts.

Rowan Companies, Inc. and Subsidiaries
I N D E P E N D E N T   A U D I T O R S'   R E P O R T

--------------------------------------------------------------------------------

Rowan Companies, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 2, 1998

Rowan Companies, Inc. and Subsidiaries
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

--------------------------------------------------------------------------------

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1996 and 1997 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

-----------------------------------------------------------------------------------------------
                                First Quarter   Second Quarter   Third Quarter   Fourth Quarter
-----------------------------------------------------------------------------------------------
 1996:
 Revenues                         $ 126,808       $ 137,166        $ 154,683        $ 152,503
 Operating profit                    10,315          21,825           32,324           30,798
 Net income                           2,357          12,665           22,710           23,606
 Net income per common share:
  Basic                                 .03             .15              .27              .28
  Diluted                               .03             .15              .26              .27
-----------------------------------------------------------------------------------------------
 1997:
 Revenues                         $ 144,765        $ 164,785       $ 195,456        $ 190,246
 Operating profit                    15,278           51,327          67,775           65,047
 Income before
  extraordinary charges               7,631           40,580          54,287           53,927
 Net income                           4,153           40,580          54,287           47,639
 Per common share:
  Basic:
   Income before
   extraordinary charges                .09              .47             .63              .62
   Net income                           .05              .47             .63              .55
  Diluted:
   Income before
   extraordinary charges                .09              .46             .61              .60
  Net income                            .05              .46             .61              .53
-----------------------------------------------------------------------------------------------

During the first and fourth quarters of 1997, the Company redeemed early its 11 7/8% Senior Notes due 2001 and recognized extraordinary charges on each transaction comprised primarily of prepayment premiums.

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.


--------------------------------------------------------------------------------
COMMON STOCK PRICE RANGE,
CASH DIVIDENDS AND STOCK SPLITS (UNAUDITED)
--------------------------------------------------------------------------------

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 27, 1998 there were approximately 3,000 holders of record.

-----------------------------------------------------------------------------------------------
 Quarter                                      1997                            1996
-----------------------------------------------------------------------------------------------
                                       High              Low            High              Low
                                 --------------------------------------------------------------
 First                            $   29.00        $   18.63      $    13.13        $    8.88
 Second                               28.63            16.75           16.75            12.75
 Third                                36.88            28.19           19.13            14.00
 Fourth                               43.94            26.50           24.50            18.50
-----------------------------------------------------------------------------------------------

The Company did not pay any dividends on its common stock during 1997 and 1996. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

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