Form 10-K405, Exhibit 13
period 1998-12-31
ROWAN COMPANIES INC
filed 1999-03-29
CIK 85408

                                                                      EXHIBIT 13

                     ROWAN COMPANIES, INC. AND SUBSIDIARIES




TEN-YEAR FINANCIAL REVIEW

(In thousands except per share amounts and ratios)             1998              1997                1996              1995
                                                         ---------------   ---------------     ---------------   ---------------


OPERATIONS

Revenues:

  Drilling services                                      $       431,664   $       434,004     $       316,123   $       250,080

  Manufacturing sales and services                               158,913           154,852             143,768           133,755

  Aviation services                                              115,773           106,396             111,269            87,462
                                                         ---------------   ---------------     ---------------   ---------------

   Total                                                         706,350           695,252             571,160           471,297
                                                         ---------------   ---------------     ---------------   ---------------

Costs and expenses:

  Drilling services                                              219,628           217,935             202,878           207,934

  Manufacturing sales and services                               134,542           134,422             131,665           120,378

  Aviation services                                              101,899            96,390              93,473            79,993

  Depreciation and amortization                                   49,703            47,078              47,882            50,555

  General and administrative                                      18,366            16,971              16,591            14,692
                                                         ---------------   ---------------     ---------------   ---------------


   Total                                                         524,138           512,796             492,489           473,552
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) from operations                                    182,212           182,456              78,671            (2,255)
                                                         ---------------   ---------------     ---------------   ---------------

Other income (expense):

  Interest expense                                               (17,500)          (26,208)            (27,547)          (27,702)

  Less interest capitalized                                       16,264             9,966               2,516

  Gain on disposals of property, plant and equipment               5,125             1,541               2,359             6,598

  Interest income                                                  7,205             5,190               4,157             5,209

  Other - net                                                        395               343                 374               468
                                                         ---------------   ---------------     ---------------   ---------------

   Other income (expense) - net                                   11,489            (9,168)            (18,141)          (15,427)
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) before income taxes                                193,701           173,288              60,530           (17,682)

  Provision (credit) for income taxes                             69,241            16,863                (808)              754
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) before extraordinary charges                       124,460           156,425              61,338           (18,436)

  Extraordinary charges from redemption of debt                                      9,766
                                                         ---------------   ---------------     ---------------   ---------------

Net income (loss)                                        $       124,460   $       146,659     $        61,338   $       (18,436)
                                                         ---------------   ---------------     ---------------   ---------------

Per share of common stock:

  Net income (loss):

   Basic                                                 $          1.45   $          1.70(1)  $           .72   $          (.22)
                                                         ---------------   ---------------     ---------------   ---------------

   Diluted                                               $          1.43   $          1.65(1)  $           .70   $          (.22)
                                                         ---------------   ---------------     ---------------   ---------------

  Cash dividends                                         $          --     $          --       $          --     $          --
                                                         ---------------   ---------------     ---------------   ---------------


FINANCIAL POSITION

Working capital                                          $       286,059   $       330,852     $       232,045   $       200,588
                                                         ---------------   ---------------     ---------------   ---------------

Property, plant and equipment - at cost:

  Drilling equipment                                           1,238,361           965,292             954,249           944,021

  Aircraft and related equipment                                 211,313           202,044             188,681           189,954

  Manufacturing plant and equipment                               75,949            60,902              37,377            25,037

  Construction in progress                                       127,075           195,996              77,318

  Other property and equipment                                   108,353            94,476              94,517            91,089
                                                         ---------------   ---------------     ---------------   ---------------

   Total                                                       1,761,051         1,518,710           1,352,142         1,250,101
                                                         ---------------   ---------------     ---------------   ---------------

Property, plant and equipment - net                              877,197           677,160             546,200           487,039

Total assets                                                   1,249,108         1,122,135             899,308           802,488

Capital expenditures                                             247,747           180,066             117,947            33,881

Long-term debt                                                   310,250           256,150             267,321           247,744

Common stockholders' equity                                      729,996           653,098             496,219           429,155
                                                         ---------------   ---------------     ---------------   ---------------


STATISTICAL INFORMATION

Current ratio                                                       4.59              5.06                3.72              3.75

Long-term debt/total capitalization                                  .30               .28                 .35               .37

Book value per share of common stock                     $          8.77   $          7.53     $          5.80   $          5.06

Price range of common stock                              $      9-32 1/2   $16 3/4-43 15/16    $  8 7/8-24 1/2   $      5 3/8-10
                                                         ---------------   ---------------     ---------------   ---------------






(In thousands except per share amounts and ratios)             1994              1993                1992              1991
                                                         ---------------   ---------------     ---------------   ---------------


OPERATIONS

Revenues:

  Drilling services                                      $       245,917   $       271,022     $       162,121   $       170,739

  Manufacturing sales and services                                96,664

  Aviation services                                               95,578            82,174              87,877           101,433
                                                         ---------------   ---------------     ---------------   ---------------

   Total                                                         438,159           353,196             249,998           272,172
                                                         ---------------   ---------------     ---------------   ---------------

Costs and expenses:

  Drilling services                                              207,577           211,095             162,816           147,853

  Manufacturing sales and services                                87,382

  Aviation services                                               79,955            68,882              74,347            82,364

  Depreciation and amortization                                   50,790            51,918              51,367            52,954

  General and administrative                                      13,862            13,940              12,092            11,739
                                                         ---------------   ---------------     ---------------   ---------------


   Total                                                         439,566           345,835             300,622           294,910
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) from operations                                     (1,407)            7,361             (50,624)          (22,738)
                                                         ---------------   ---------------     ---------------   ---------------

Other income (expense):

  Interest expense                                               (27,530)          (25,361)            (26,254)          (21,379)

  Less interest capitalized

  Gain on disposals of property, plant and equipment               1,344             1,955                 731             1,660

  Interest income                                                  4,813             2,348               2,658             4,763

  Other - net                                                        260               150                 165               127
                                                         ---------------   ---------------     ---------------   ---------------

   Other income (expense) - net                                  (21,113)          (20,908)            (22,700)          (14,829)
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) before income taxes                                (22,520)          (13,547)            (73,324)          (37,567)

  Provision (credit) for income taxes                                469              (288)                429             1,174
                                                         ---------------   ---------------     ---------------   ---------------

Income (loss) before extraordinary charges                       (22,989)          (13,259)            (73,753)          (38,741)

  Extraordinary charges from redemption of debt                                                                            5,627
                                                         ---------------   ---------------     ---------------   ---------------

Net income (loss)                                        $       (22,989)  $       (13,259)    $       (73,753)  $       (44,368)
                                                         ---------------   ---------------     ---------------   ---------------

Per share of common stock:

  Net income (loss):

   Basic                                                 $          (.27)  $          (.17)    $         (1.01)  $          (.61)(2)
                                                         ---------------   ---------------     ---------------   ---------------

   Diluted                                               $          (.27)  $          (.17)    $         (1.01)  $          (.61)(2)
                                                         ---------------   ---------------     ---------------   ---------------

  Cash dividends                                         $          --     $          --       $          --     $          --
                                                         ---------------   ---------------     ---------------   ---------------


FINANCIAL POSITION

Working capital                                          $       195,945   $       172,117     $        61,397   $       125,996
                                                         ---------------   ---------------     ---------------   ---------------

Property, plant and equipment - at cost:

  Drilling equipment                                             961,391           950,538             939,793           913,379

  Aircraft and related equipment                                 176,874           166,791             162,001           158,361

  Manufacturing plant and equipment                               18,955

  Construction in progress

  Other property and equipment                                    86,883            81,636              79,801            76,251
                                                         ---------------   ---------------     ---------------   ---------------

   Total                                                       1,244,103         1,198,965           1,181,595         1,147,991
                                                         ---------------   ---------------     ---------------   ---------------

Property, plant and equipment - net                              506,121           507,193             537,819           552,481

Total assets                                                     805,179           765,263             684,301           895,889

Capital expenditures                                              43,377            21,989              39,528            85,618

Long-term debt                                                   248,504           207,137             212,907           220,764

Common stockholders' equity                                      442,347           460,300             375,754           445,368
                                                         ---------------   ---------------     ---------------   ---------------


STATISTICAL INFORMATION

Current ratio                                                       4.39              4.90                2.47              1.71(3)

Long-term debt/total capitalization                                  .36               .31                 .36               .33

Book value per share of common stock                     $          5.25   $          5.49     $          5.13   $          6.11

Price range of common stock                              $ 5 3/4 - 9 1/4   $6 5/8 - 10 3/4     $ 4 5/8 - 9 3/8   $4 3/4 - 11 3/8
                                                         ---------------   ---------------     ---------------   ---------------





(In thousands except per share amounts and ratios)             1990              1989
                                                         ---------------   ---------------


OPERATIONS

Revenues:

  Drilling services                                      $       180,118   $       128,818

  Manufacturing sales and services

  Aviation services                                              111,992            97,446
                                                         ---------------   ---------------

   Total                                                         292,110           226,264
                                                         ---------------   ---------------

Costs and expenses:

  Drilling services                                              130,845           119,182

  Manufacturing sales and services

  Aviation services                                               88,182            75,943

  Depreciation and amortization                                   50,702            52,062

  General and administrative                                       9,549             7,690
                                                         ---------------   ---------------


   Total                                                         279,278           254,877
                                                         ---------------   ---------------

Income (loss) from operations                                     12,832           (28,613)
                                                         ---------------   ---------------

Other income (expense):

  Interest expense                                               (21,601)          (23,682)

  Less interest capitalized

  Gain on disposals of property, plant and equipment               3,996             2,320

  Interest income                                                  8,635            12,709

  Other - net                                                        178               161
                                                         ---------------   ---------------

   Other income (expense) - net                                   (8,792)           (8,492)
                                                         ---------------   ---------------

Income (loss) before income taxes                                  4,040           (37,105)

  Provision (credit) for income taxes                              2,081               672
                                                         ---------------   ---------------

Income (loss) before extraordinary charges                         1,959           (37,777)

  Extraordinary charges from redemption of debt
                                                         ---------------   ---------------

Net income (loss)                                        $         1,959   $       (37,777)
                                                         ---------------   ---------------

Per share of common stock:

  Net income (loss):

   Basic                                                 $           .03   $          (.52)
                                                         ---------------   ---------------

   Diluted                                               $           .03   $          (.52)
                                                         ---------------   ---------------

  Cash dividends                                         $          --     $          --
                                                         ---------------   ---------------


FINANCIAL POSITION

Working capital                                          $       134,393   $       143,963
                                                         ---------------   ---------------

Property, plant and equipment - at cost:

  Drilling equipment                                             885,264           867,540

  Aircraft and related equipment                                 138,327           107,985

  Manufacturing plant and equipment

  Construction in progress

  Other property and equipment                                    73,504            70,598
                                                         ---------------   ---------------

   Total                                                       1,097,095         1,046,123
                                                         ---------------   ---------------

Property, plant and equipment - net                              549,608           542,995

Total assets                                                     739,133           737,826

Capital expenditures                                              59,905            22,945

Long-term debt                                                   153,621           163,473

Common stockholders' equity                                      485,748           479,287
                                                         ---------------   ---------------


STATISTICAL INFORMATION

Current ratio                                                       4.00              4.55

Long-term debt/total capitalization                                  .24               .25

Book value per share of common stock                     $          6.69   $          6.64

Price range of common stock                              $9 7/8 - 15 7/8   $5 5/8 - 11 7/8
                                                         ---------------   ---------------



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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   The following analysis highlights the Company's operating results for the years indicated (in millions):


                                          1998        1997         1996
                                        -------     -------      -------

Revenues:

  Drilling                              $ 431.7     $ 434.0      $ 316.1

  Manufacturing                           158.9       154.9        143.8

  Aviation                                115.8       106.4        111.3
                                        -------     -------      -------
   Total                                $ 706.4     $ 695.3      $ 571.2
                                        -------     -------      -------

Operating Profit (Loss)*:

  Drilling                              $ 180.1     $ 185.0      $  79.3

  Manufacturing                            18.9        16.3          9.5

  Aviation                                  1.6        (1.9)         6.5
                                        -------     -------      -------


   Total                                $ 200.6     $ 199.4      $  95.3
                                        -------     -------      -------

Net Income                              $ 124.5     $ 146.7      $  61.3
                                        -------     -------      -------


* Income (loss) from operations before deducting general and administrative expenses.



   The return of weakness and instability to oil and gas prices during 1998 had significantly curtailed worldwide drilling activity by year end, effectively reversing, in a period of months, the substantial industry improvements realized over the previous three years.

   During the 1995-1997 period, worldwide demand for energy products grew, the spread between oil and natural gas prices and the cost of finding and recovering reserves remained attractive and the availability of capable equipment continually declined. Such increasingly favorable economic conditions prompted a surge in drilling activity throughout the period that enabled the Company to achieve record revenues and profitability in 1997. With its existing offshore drilling fleet virtually 100% utilized from mid-1995 through mid-1998, and at continually increasing drilling day rates, the Company implemented during this period a strategic plan aimed at significantly expanding its revenue base through the construction of newer and more capable offshore drilling equipment and the reactivation of its domestic land drilling business.

   Nineteen ninety-eight began with oil prices in decline, but still at traditionally profitable levels. However, months of increased worldwide production coupled with stagnant global demand kept downward pressure on oil prices. When per barrel prices approached $15.00 during the second quarter, market conditions began to measurably weaken. At that point, energy companies began suspending portions of their drilling programs and reducing their 1998 drilling budgets. By mid-year, the Company began experiencing curtailed drilling assignments in its most prominent market, the Gulf of Mexico, and was forced to offer significantly reduced day rates. During the latter part of 1998, with oil prices at historical lows, the Company's domestic day rates were at levels less than half of that obtained earlier in the year, and its fleet utilization suffered dramatically. Though the Company's 1998 drilling operations yielded revenues and results comparable to the record levels attained in 1997, the trend over the last half of the year was decidedly unfavorable.

   The Company's manufacturing division has continued to provide meaningful returns while assuming a lead role in the Company's offshore drilling fleet expansion program. During 1998, the manufacturing division delivered the Company's Gorilla V jack-up and completed for others the design and major components comprising a "kit" for two new jack-up rigs. Also, during 1998, the manufacturing division achieved significant progress on Gorilla VI and ordered most long lead-time components for Gorilla VII.

   During the past three years, the Company's aviation division has continued to diversify its flight services and the variances in revenues and operating results reflected above were largely due to fluctuating forest fire control activities.

   Results for 1998 included higher provisions for income taxes due primarily to the availability, in prior years, of offsetting tax credit and loss carryforwards.

   From late-1995 through early-1997, the Company's results were impaired by unsuccessful turnkey drilling operations. In early-1997, the Company ceased turnkey drilling activities and recognized a $20.2 million loss on its one well in progress. Turnkey operations incurred a loss of $4.0 million in 1996. The Company is not pursuing any turnkey work at this time.

   During 1997, the Company redeemed early its $200 million of 11 7/8% Senior Notes and incurred $9.8 million of net extraordinary charges consisting primarily of redemption premiums.

Drilling Operations. The Company's drilling operating results are generally a function of rig rates and activity achieved in its offshore drilling business conducted primarily in the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment.

   Market conditions in the offshore drilling industry deteriorated in 1998 after improving almost continuously during the previous two years. For most of the 1996-1997 period, the demand for offshore drilling equipment effectively equaled or exceeded the supply, particularly in the areas in which the Company operates. Throughout 1996, both the Gulf of Mexico and North Sea markets offered improving returns primarily due to growing worldwide demand for oil and natural gas. Activity and day rates in the Gulf of Mexico were enhanced by strong natural gas prices, while North Sea utilization held at virtually 100% due to the scarcity of harsh environment drilling equipment.

   During this period, technological advances such as horizontal drilling and production techniques and 3-D seismic took hold and substantially enhanced the economics of oil and gas exploration and production. As a result, deep-water prospects in the Gulf of Mexico became economically viable, budding drilling markets such as west Africa, southeast Asia and The Netherlands strengthened and drilling assignments began to lengthen. The tightening of drilling markets worldwide continued throughout 1997 and the Company's operations, featuring long-legged jack-ups designed for harsh environments, yielded record results.

   In 1998, the dramatic weakening of oil and natural gas prices caused a substantial decline in offshore drilling, especially in the highly competitive Gulf of Mexico market. During the second quarter, energy companies began reducing their drilling expenditures by first allowing options on the primarily short-term contracts to lapse and eventually canceling planned drilling projects. Activity was further impaired following announcements of several energy company mergers due to the uncertainty created within the merging companies' drilling staffs, plans and budgets. The more exclusive markets like the North Sea, with premium equipment and generally longer-term contracts, were more resilient, though by year end, indications of future deterioration, such as the early cancellation of term contracts, became apparent. As a result, the Company's Gulf of Mexico fleet suffered a 20% decline to 79% utilization in 1998 while its six North Sea rigs were 90% utilized. The Company's efforts to maintain Gulf of Mexico day rates provided a nominal increase in average day rates in 1998 compared to 1997, though average rates still declined by as much as 50% during 1998, while the North Sea fleet averaged a 44% increase in day rates between years. The Company expanded its Canadian presence during 1998 with the relocation of Gorilla II and that market remained relatively strong throughout the year.

   Overall, the Company's worldwide fleet of 21 jack-ups (two of which are leased) was utilized 85%, 99% and 97% in 1998, 1997 and 1996, respectively, while the Company's semi-submersible achieved utilization of 62%, 99% and 100%, respectively. The Company considers only revenue-producing days in computing rig utilization.

   The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):


                                   1997 to 1998   1996 to 1997
                                   -----------    ------------


Utilization                        $    (54.4)     $     11.7
                                   ----------      ----------


Drilling rates                           52.1           124.5
                                   ----------      ----------



   These fluctuations yielded a $2.3 million or less than 1% decrease in 1998 drilling revenues compared to 1997, which was 37% higher than 1996. Contract drilling expenses were about 11% higher in 1998 compared to 1997, which was 7% higher than 1996, primarily as a result of wage increases for operating personnel and higher rig mobilization costs.

   The Company's land drilling operations experienced a 25% decline in activity in 1998 for the reasons noted previously, though average day rates were maintained near 1997 levels. Two of the Company's deep-well land rigs were under contract in Louisiana for most of 1998 and five other rigs worked sporadically throughout the year in Louisiana and Texas.

   During 1998, the Company completed the refurbishment of two additional land rigs. These two rigs and the Company's five remaining land rigs were idle during 1998. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

   Perceptible trends existing in the offshore drilling markets in which the Company operates are shown below:


GULF OF MEXICO - Reduced exploration and development activity in the near term

NORTH SEA - Generally reduced levels of drilling activity for jack-up rigs

EASTERN CANADA - Generally stable demand


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

   With historically low oil prices, virtually every energy company significantly reduced its 1998 drilling program and has since announced further reductions in its 1999 drilling budget. The Company experienced several curtailed drilling assignments in 1998 and, as noted below, is currently litigating a cancelled drilling contract. Currently, only seven of the Company's 14 Gulf of Mexico rigs are working, and at rates well below those averaged during 1998, and two of the Company's six North Sea rigs are idle. At current levels, the Company's drilling operations may not be profitable. There can be no assurance that the Company's operations will not be more adversely affected should current market conditions persist or that such conditions will not deteriorate further. The Company is taking advantage of the current lull in activity by utilizing its drilling personnel to make enhancements to and carryout necessary maintenance on its idle rigs.

   In January 1999, the Company received notification from a customer that its one-year North Sea drilling contract for Gorilla V was being terminated for an alleged performance breach relating to certain equipment problems. The Company believes it did not breach the contract and will vigorously pursue all legal remedies to enforce its rights under the contract.


Aviation Operations. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. The Company offers, among other services, forest fire control, commuter airline services and flightseeing, and has developed and sold auxiliary fuel tanks for helicopters.

   Aviation revenues increased by 9% in 1998 compared to 1997, which was 4% lower than 1996. Aviation division expenses in 1998 were up by 6% over 1997, which was 3% higher than 1996. During 1998, the Company enjoyed increased activity in virtually all markets, including a 149% increase in forest fire control revenues and a 16% increase in tourism-related revenues. Flying for energy companies in the Gulf of Mexico improved by about 16% in 1998 as a late-1997 rate increase and the addition of longer-range aircraft to serve primarily deep-water customers combined to offset the effects of the generally deteriorating offshore drilling business.

   The number of aircraft operated by the Company at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:


                                           1998           1997           1996
                                        ----------     ----------     ----------

Twin-engine helicopters:

  Number                                        64             63             62

  Revenue hours                             30,124         32,504         34,848

Single-engine helicopters:

  Number                                        26             31             26

  Revenue hours                             14,422         14,652         11,466

Fixed-wing aircraft:

  Number                                        21             21             21

  Revenue hours                             22,465         22,042         20,669
                                        ----------     ----------     ----------



   On January 30, 1998, the Company agreed to terminate its ownership in KLM ERA Helicopters, its Dutch affiliate, in return for cash and equipment approximating the carrying value of its 49% interest.

   Perceptible trends existing in the principal aviation markets in which the Company operates are shown below:


ALASKA - Generally stable market conditions

GULF OF MEXICO - Generally stable market conditions


   The Company cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing trends continue, the aviation division should contribute positive operating results in 1999.


Manufacturing Operations. The Company's manufacturing division generated a 3% increase in revenues in 1998 compared to 1997, which was 8% higher than 1996, and a 16% increase in profitability between periods, while devoting substantial efforts towards the design and construction of the Company's Gorilla V and Gorilla VI jack-up rigs.

   A 62% increase in marine group sales, primarily reflecting delivery of the bulk of two Super 116-C jack-up rig kits, combined with a 13% increase in steel sales, on a 10% increase in external shipments, more than offset a 14% decline in heavy equipment group sales. Weak commodities prices constrained the heavy equipment group to sales of 30 new cranes, mining loaders, log stackers and container stackers during 1998, compared to 37 units in 1997, and no real increase in parts sales over the prior year.

   Consolidated manufacturing operations exclude approximately $109 million of products and services provided to the Company's drilling division in 1998, most of which was attributable to construction progress on Gorillas V and VI, compared to $83 million in 1997. The marine group completed and delivered Gorilla V during the fourth quarter.

   External manufacturing backlog at December 31, 1998 was approximately $8 million, or $50 million less than a year ago, with the decline most prominent in the marine group following completion of the two rig kits. Though considerably less volatile than its drilling and aviation operations, the Company's manufacturing operations are being adversely impacted by depressed world commodities prices to such an extent that the Company believes that if such prices do not improve, its manufacturing operations may not be profitable in 1999.


LIQUIDITY AND CAPITAL RESOURCES

   Key balance sheet amounts and ratios for 1998 and 1997 were as follows (dollars in millions):


December 31,                                     1998           1997
                                             ----------     ----------


Cash and cash equivalents                    $    148.8     $    108.3

Current assets                               $    365.7     $    412.4

Current liabilities                          $     79.6     $     81.5

Current ratio                                      4.59           5.06

Current maturities of long-term debt         $     12.8

Long-term debt                               $    310.3     $    256.2

Stockholders' equity                         $    730.0     $    653.1

Long-term debt/total capitalization                 .30            .28
                                             ----------     ----------

   Reflected in the comparisons above are the effects of the following: net cash provided by operations of $247.7 million; capital expenditures of $247.7 million; proceeds from borrowings of $103.0 million; debt repayments of $36.2 million; repurchases of stock totaling $55.6 million and cash proceeds from the disposition of the Company's investment in KLM ERA Helicopters of $19.6 million.

   Capital expenditures for 1998 included $84.0 million for the completion of Rowan Gorilla V, an enhanced version of the Company's Gorilla Class jack-ups featuring a combination drilling and production capability for harsh environments like the North Sea in water depths of up to 400 feet. The Company financed $153.1 million of the cost of Gorilla V through two fixed-rate bank notes guaranteed by the U.S. Department of Transportation's Maritime Administration under its Title XI Program. The Company made the first of 24 semi-annual repayments in January 1999 and the outstanding notes, which are secured by Gorilla V and a Company guarantee, bear interest through July 2010 as follows: $64.2 million at 6.94% and $82.5 million at 6.15%.

   Capital expenditures during 1998 also included $67.3 million towards construction of Rowan Gorilla VI and $20.7 million for Rowan Gorilla VII, each rig to be a harsh environment drilling and production unit like Gorilla V. Construction of Gorilla VI is proceeding at the Company's Vicksburg, Mississippi facility and should be completed by mid-2000. The Company has secured Title XI bank financing for up to 87.5% of the cost of Gorilla VI on terms and conditions similar to those obtained for Gorilla V.

   Under the Title XI Program, the Company obtains funding for Gorilla VI as construction progress is achieved and outstanding borrowings initially bear interest at .30% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on the earlier of September 15, 2002 or two years following completion of construction. Interest is payable semi-annually beginning March 15, 1999 and the principal will be repaid in semi-annual installments commencing September 15, 2000. Gorilla VI and a Company guarantee are pledged as security for the government guarantee. At December 31, 1998, the Company had drawn down about $60 million of the $171 million total credit facility, with interest rates averaging 5.4% at year end.

   The Company has ordered the majority of long lead-time items for Gorilla VII and expects construction to be completed about one year following delivery of Gorilla VI. The Company intends to pursue outside financing for Gorilla VII if necessary, but believes internally generated working capital may continue to be sufficient to fund its construction. However, given current and anticipated near-term operating conditions, there can be no assurance that working capital will be adequate throughout the period required to complete construction or that outside financing will be available. The Company expects the combined construction cost of Gorillas V, VI and VII to be around $600 million.

   Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 1998 capital expenditures was primarily for major enhancements to existing rigs and manufacturing facilities and purchases of aircraft and components. The Company estimates 1999 capital expenditures will be between $150 and $175 million, including $100-125 million for Gorillas VI and VII. The Company may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing offshore rigs.

   At December 31, 1998, the Company had available $45 million under a $155 million bank revolving credit facility maturing in October 2000. The $110 million outstanding under the credit line bore interest at rates averaging about 6% during 1998, including 5.78% at December 31, 1998. The Company currently has no other available credit facilities.

   Despite current weak operating levels and the previously discussed market trends, management believes that 1999 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 1999.

   In March 1998, the Company repaid the balance of $36.2 million of promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations. One of the five-year notes had been reduced by $5.5 million in 1996 when the Company assumed, from the previous owners, certain environmental remediation obligations related to its manufacturing facilities. The Company also received $4 million in cash in the exchange. The Company believes it has adequately accrued for environmental liabilities. See Notes 1 and 9 of the Notes to Consolidated Financial Statements.

   On April 1, 1997, the Company redeemed $50 million of its 11 7/8% Senior Notes due 2001 and paid a 6% prepayment premium from existing funds. On December 3, 1997, using proceeds from a newly established revolving credit facility and existing funds, the Company redeemed the remaining $150 million of Senior Notes and paid a 4% prepayment premium. As a result of such transactions, the Company recorded extraordinary charges totaling $9.8 million, net of income taxes, in 1997.

   The Company believes that its exposure to risk of earnings loss due to changes in market interest rates is not significant.

   The Company did not pay any dividends on its common stock during the 1996-1998 period. At December 31, 1998, approximately $156 million of the Company's retained earnings was available for distribution under the most restrictive provisions of the Company's debt agreements. See Note 5 of the Notes to Consolidated Financial Statements.

   During 1998, the Company repurchased in the open market 4,051,400 shares or almost 5% of its outstanding common stock. The Company may purchase up to eight million shares under its Share Repurchase Program begun in June 1998 and expanded in October. In the first two months of 1999, the Company has repurchased another 250,000 shares of its outstanding common stock.

   The Company follows the provisions of Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation. The Company estimates that the alternative accounting provisions of Statement of Financial Accounting Standards No. 123, if adopted, would not have materially affected reported amounts of net income and earnings per share in 1998, 1997 and 1996. See Note 3 of the Notes to Consolidated Financial Statements.

   Effective December 15, 1997, the Company adopted Statements of Financial Accounting Standards No. 128, "Earnings per Share", No. 129, "Disclosure of Information about Capital Structure" and No. 131, "Disclosures about Segments of an Enterprise and Related Information". In accordance with the provisions of Statements 128 and 131, the Company restated its earnings per share and segment information for all prior periods presented. See Notes 1 and 10 of the Notes to Consolidated Financial Statements. The provisions of Statement 129 did not materially affect the form or content of the Company's financial statements.

   The Company's adoption, effective January 1, 1998, of Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", and No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits", did not materially affect its financial statement disclosure. See Notes 1 and 6 of the Notes to Consolidated Financial Statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement 133 generally requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. The Company held no derivatives in 1998, 1997 or 1996 and believes Statement 133, when adopted effective January 1, 2000, will not materially impact its financial position or result of operations.

   The Company believes that its exposure to potential year 2000 ("Y2K") computer-related problems is limited and the costs associated with readying its information systems and computer-controlled equipment will not materially impact its financial position or results of operations.

   Over the past several years, the Company has devoted substantial efforts towards upgrading and enhancing its drilling and aviation information systems as a matter of course. Such modifications necessarily contemplated Y2K compliance, the cost of which has been expensed as incurred, but is not separately identifiable. These upgrades and enhancements are substantially complete and the Company believes its drilling and aviation information systems will be fully Y2K compliant by March 31, 1999.

    Modifications to the Company's manufacturing information systems have been undertaken only during the past two to three years. The Company estimates the cost of Y2K compliance for its manufacturing systems will be approximately $2.5 million, $1.4 million of which has been expensed to date. The Company believes that all necessary modifications will be completed by mid-1999, though some third party software installation may slip into the third quarter.

   The Company will continue to assess and test its computer-controlled equipment for Y2K compatibility, but has heretofore discovered no significant deficiencies. The Company generally maintains materials and supplies which may be needed in the near term and its operations are not highly dependent upon any single customer or vendor. As a result, the Company believes that the risk of a material interruption in its business as a result of Y2K software problems associated with a single customer or vendor is remote.

   Although the Company expects to be Y2K compliant by mid-1999, in a "most-reasonably-likely-worst-case-scenario", failure by the Company or by third parties to fully implement appropriate Y2K plans could adversely affect the Company's operations.

   The Company has not yet deemed necessary any Y2K contingency plans, but will continue to monitor its own Y2K status as well as that of its customers and vendors and, if warranted, develop any necessary contingency plans.


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

o the level of offshore expenditures by energy companies

o the general economy, including inflation

o weather conditions in the Company's principal operating areas

o environmental and other laws and regulations

   Other relevant factors have been disclosed in the Company's filings with the U.S. Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEET

(In thousands except share amounts)

December 31,                                                                              1998             1997
                                                                                     ------------     ------------

ASSETS

Current assets:

  Cash and cash equivalents                                                          $    148,834     $    108,332
  Receivables - trade and other                                                            81,097          133,627
  Inventories:

   Raw materials and supplies                                                              84,797           69,621
   Work-in-progress                                                                        26,494           25,974
   Finished goods                                                                           2,625            6,321
Prepaid expenses                                                                           10,478            7,694
Deferred tax assets - net (Note 7)                                                         11,327           60,809
                                                                                     ------------     ------------

     Total current assets                                                                 365,652          412,378
                                                                                     ------------     ------------

Investment in and advances to 49% owned company                                                             25,737
                                                                                     ------------     ------------

Property, plant and equipment - at cost:

  Drilling equipment                                                                    1,238,361          965,292
  Aircraft and related equipment                                                          211,313          202,044
  Manufacturing plant and equipment                                                        75,949           60,902
  Construction in progress                                                                127,075          195,996
  Other property and equipment                                                            108,353           94,476
                                                                                     ------------     ------------

     Total                                                                              1,761,051        1,518,710

  Less accumulated depreciation and amortization                                          883,854          841,550
                                                                                     ------------     ------------

     Property, plant and equipment - net                                                  877,197          677,160
                                                                                     ------------     ------------

Other assets and deferred charges                                                           6,259            6,860
                                                                                     ------------     ------------

     Total                                                                           $  1,249,108     $  1,122,135
                                                                                     ------------     ------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Current maturities of long-term debt (Note 2)                                      $     12,756
  Accounts payable - trade                                                                 17,744     $     22,839
  Other current liabilities (Note 4)                                                       49,093           58,687
                                                                                     ------------     ------------

     Total current liabilities                                                             79,593           81,526
                                                                                     ------------     ------------

Long-term debt - less current maturities (Note 2)                                         310,250          256,150
                                                                                     ------------     ------------

Other liabilities (Notes 6 and 9)                                                          51,264           50,457
                                                                                     ------------     ------------

Deferred credits:

  Income taxes - net (Note 7)                                                              75,255           74,956
  Gain on sale/leaseback transactions (Note 9)                                              2,750            5,948
                                                                                     ------------     ------------
     Total deferred credits                                                                78,005           80,904
                                                                                     ------------     ------------
Commitments and contingent liabilities (Note 9)
                                                                                     ------------     ------------
Stockholders' equity (Notes 3 and 5):

  Preferred stock, $1.00 par value:

   Authorized 5,000,000 shares issuable in series:
     Series III Preferred Stock, authorized 10,300 shares, none outstanding
     Series A Preferred Stock, authorized 4,800 shares, none outstanding
     Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued

  Common stock, $.125 par value; authorized 150,000,000 shares; issued
   88,752,976 shares at December 31, 1998
   and 88,162,101 shares at December 31, 1997                                              11,094           11,020

  Additional paid-in capital                                                              420,767          411,812
  Retained earnings                                                                       357,211          232,751
  Less cost of 5,509,319 and 1,457,919 treasury shares, respectively                       59,076            2,485
                                                                                     ------------     ------------

   Total stockholders' equity                                                             729,996          653,098
                                                                                     ------------     ------------

     Total                                                                           $  1,249,108     $  1,122,135
                                                                                     ------------     ------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME


(In thousands except per share amounts)

For the years ended December 31,                                     1998             1997             1996
                                                                 -----------      -----------      -----------
Revenues:

  Drilling services                                              $   431,664      $   434,004      $   316,123
  Manufacturing sales and services                                   158,913          154,852          143,768
  Aviation services                                                  115,773          106,396          111,269
                                                                 -----------      -----------      -----------
   Total                                                             706,350          695,252          571,160
                                                                 -----------      -----------      -----------
Costs and expenses:

  Drilling services                                                  219,628          217,935          202,878
  Manufacturing sales and services                                   134,542          134,422          131,665
  Aviation services                                                  101,899           96,390           93,473
  Depreciation and amortization                                       49,703           47,078           47,882
  General and administrative                                          18,366           16,971           16,591
                                                                 -----------      -----------      -----------
   Total                                                             524,138          512,796          492,489
                                                                 -----------      -----------      -----------
Income from operations                                               182,212          182,456           78,671
                                                                 -----------      -----------      -----------
Other income (expense):

  Interest expense                                                   (17,500)         (26,208)         (27,547)
  Less interest capitalized                                           16,264            9,966            2,516
  Gain on disposals of property, plant and equipment                   5,125            1,541            2,359
  Interest income                                                      7,205            5,190            4,157
  Other - net                                                            395              343              374
                                                                 -----------      -----------      -----------
   Other income (expense) - net                                       11,489           (9,168)         (18,141)
                                                                 -----------      -----------      -----------
Income before income taxes                                           193,701          173,288           60,530
  Provision (credit) for income taxes (Note 7)                        69,241           16,863             (808)
                                                                 -----------      -----------      -----------
Income before extraordinary charges                                  124,460          156,425           61,338

  Extraordinary charges from early redemption of debt
   (net of income taxes of $1,207) (Note 2)                                             9,766
                                                                 -----------      -----------      -----------

Net income                                                       $   124,460      $   146,659      $    61,338
                                                                 -----------      -----------      -----------

Per share of common stock (Note 1):

  Basic:
   Income before extraordinary charges                           $      1.45      $      1.82      $       .72

   Extraordinary charges from early redemption of debt                                    .12
                                                                 -----------      -----------      -----------

   Net income                                                    $      1.45      $      1.70      $       .72
                                                                 -----------      -----------      -----------


  Diluted:
   Income before extraordinary charges                           $      1.43      $      1.76      $       .70

   Extraordinary charges from early redemption of debt                                    .11
                                                                 -----------      -----------      -----------

   Net income                                                    $      1.43      $      1.65      $       .70
                                                                 -----------      -----------      -----------



See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                     Common Stock
(In thousands)                                   ---------------------------------------------------
                                                          Issued                   In Treasury          Additional
For the years ended                              ------------------------    -----------------------     Paid-in       Retained
December 31, 1998, 1997 and 1996                  Shares         Amount        Shares        Amount       Capital       Earnings
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Balance, January 1, 1996                             86,354    $   10,794         1,458    $    2,485    $  396,092    $   24,754

  Exercise of stock options                             626            78                                       548

  Value of services rendered
   by participants in the Nonqualified
   Stock Option Plans (Note 3)                                                                                4,600

  Conversion of subordinated debentures                  74            10                                       490

  Net income                                                                                                               61,338
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Balance, December 31, 1996                           87,054        10,882         1,458         2,485       401,730        86,092

  Exercise of stock options                             623            78                                     1,247

  Value of services rendered
   by participants in the Nonqualified
   Stock Option Plans (Note 3)                                                                                4,720
  Conversion of subordinated debentures                 485            60                                     4,115
  Net income                                                                                                              146,659
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Balance, December 31, 1997                           88,162        11,020         1,458         2,485       411,812       232,751

  Exercise of stock options                             591            74                                     1,624
  Value of services rendered
   by participants in the Nonqualified
   Stock Option Plans (Note 3)                                                                                7,331
  Treasury stock purchases                                                        4,051        56,591

  Net income                                                                                                              124,460

                                                 ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1998                           88,753    $   11,094         5,509    $   59,076    $  420,767    $  357,211
                                                 ----------    ----------    ----------    ----------    ----------    ----------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



(In thousands)

For the years ended December 31,                                        1998           1997           1996
                                                                     ----------     ----------     ----------

Cash provided by (used in):

  Operations:

   Net income                                                        $  124,460     $  146,659     $   61,338
   Adjustments to reconcile net income to net cash
     provided by operations:

      Depreciation and amortization                                      49,703         47,078         47,882
      Gain on disposals of property, plant and equipment                 (5,125)        (1,541)        (2,359)
      Compensation expense                                                5,028          4,720          4,600
      Change in sale/leaseback payable                                   (1,131)        (4,796)        (1,232)
      Amortization of sale/leaseback gain                                (3,198)        (3,198)        (3,198)
      Provision for pension and postretirement benefits                   4,517          5,922          1,217

      Deferred income taxes                                              49,781         12,373         (2,372)

      Extraordinary charges from early redemption of debt                               10,973
      Other - net                                                           144          2,370          2,162
   Changes in current assets and liabilities:

      Receivables - trade and other                                      52,530        (20,791)       (28,658)
      Inventories                                                       (10,541)       (13,243)       (13,052)
      Other current assets                                               (2,784)        10,891          2,713

      Current liabilities                                               (15,953)        10,165         11,033
   Net changes in other noncurrent assets and liabilities                   262         (1,881)         3,673
                                                                     ----------     ----------     ----------

  Net cash provided by operations                                       247,693        205,701         83,747
                                                                     ----------     ----------     ----------

  Investing activities:

   Property, plant and equipment additions                             (247,747)      (180,066)      (117,947)
   Proceeds from disposals of property, plant and equipment               8,090          3,846          6,829
   Proceeds from disposition of investment in 49% owned company          19,550

   Repayments from affiliates                                                              229             32
   Proceeds from sale of a subsidiary                                                                   6,946
                                                                     ----------     ----------     ----------
  Net cash used in investing activities                                (220,107)      (175,991)      (104,140)
                                                                     ----------     ----------     ----------
  Financing activities:

   Proceeds from borrowings                                             103,012        190,985         29,009
   Repayments of borrowings                                             (36,156)      (202,488)        (2,355)

   Payments to acquire treasury stock                                   (55,638)

   Premiums on redemption of debt                                                       (9,000)
   Other - net                                                            1,698          1,900            626
                                                                     ----------     ----------     ----------

  Net cash provided by (used in) financing activities                    12,916        (18,603)        27,280
                                                                     ----------     ----------     ----------

Increase in cash and cash equivalents                                    40,502         11,107          6,887
Cash and cash equivalents, beginning of year                            108,332         97,225         90,338
                                                                     ----------     ----------     ----------

Cash and cash equivalents, end of year                               $  148,834     $  108,332     $   97,225
                                                                     ----------     ----------     ----------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries, hereinafter referred to as "the Company".

   The Company accounts for its investment in 49% owned companies using the equity method. The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a 30-year period. At December 31, 1998, the unamortized excess cost was $2,183,000.

   Intercompany balances and transactions are eliminated in consolidation.

   On January 30, 1998, the Company agreed to terminate its North Sea helicopter joint venture, KLM ERA Helicopters. The Company received a distribution of KLM ERA's assets approximating the carrying value of its 49% interest, including $19.6 million in cash, two Sikorsky S-61N helicopters valued at $4.7 million and spare engines and parts valued at $1.4 million.


Revenue Recognition. Most drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses. The Company has also operated under turnkey drilling contracts where revenues and expenses are recognized on a completed contract basis.

   The Company's aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts, or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

   Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $152,992,000 and $110,550,000, $148,348,000 and $110,476,000, and
$134,929,000 and $111,973,000 in 1998, 1997 and 1996, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs.

   Full provision is made for any anticipated losses on turnkey drilling or manufacturing projects.

Earnings Per Common Share. "Basic" earnings per share is determined as income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. "Diluted" earnings per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

   The computation of basic and diluted earnings per share for each of the past three years is as follows (in thousands except per share amounts):


                                           Income Before
                                           Extraordinary                 Per Share
Year ended December 31,                       Charges       Shares         Amount
                                            ----------    ----------    ----------
1998:

Basic income per share                      $  124,460        85,641    $     1.45

Effect of dilutive securities:

  Convertible debentures                                         844

  Stock options                                                  804
                                            ----------    ----------

Diluted income per share                    $  124,460        87,289    $     1.43
                                            ----------    ----------    ----------



1997:

Basic income per share                      $  156,425        86,184    $     1.82

Effect of dilutive securities:

  Convertible debentures                           172         1,236

  Stock options                                                1,803
                                            ----------    ----------

Diluted income per share                    $  156,597        89,223    $     1.76
                                            ----------    ----------    ----------
1996:

Basic income per share                      $   61,338        85,335    $      .72

Effect of dilutive securities:

  Convertible debentures                           323         1,186

  Stock options                                                1,580
                                            ----------    ----------

Diluted income per share                    $   61,661        88,101    $      .70
                                            ----------    ----------    ----------



Statement of Cash Flows. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

   Noncash financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the reduction in 1998 of $2,303,000 of tax benefits related to employee stock options; the purchase in 1998 of $953,000 of treasury stock which was unsettled at year end; the conversion in 1997 of the remaining $3,600,000 of the Series II Floating Rate Convertible Subordinated Debenture into 400,000 shares of common stock; the retirement in 1996 of $4,684,000 of debt through the disposition of aviation equipment; and a $5,500,000 reduction in debt in 1996 in exchange for the assumption of certain environmental obligations. See Notes 2, 3 and 9 for further information.

Inventories. Manufacturing inventories are stated principally at the lower of average cost or market. Drilling and aviation materials and supplies are carried at average cost.


Property and Depreciation. The Company provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                                Salvage
                                                   Years         Value
                                                 ----------    ----------
Offshore drilling equipment:

  Super Gorillas                                         25            20%

  Semi-submersible                                       15            20%

  Gorilla and other cantilever jack-ups                  15            20%

  Conventional jack-ups                                  12            20%

Land drilling equipment                                  12            20%

Drill pipe and tubular equipment                          4            10%

Aviation equipment:

  Aircraft                                          7 to 10      15 to 25%

  Other                                             2 to 10       various

Manufacturing plant and equipment:

  Buildings and improvements                       10 to 25      10 to 20%

  Other                                             2 to 12       various

Other property and equipment                        3 to 40       various
                                                 ----------    ----------


   Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. See Note 10 for further information. The Company capitalizes, during the construction period, interest cost incurred during the period required to complete the asset. The Company's long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable.


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


Income Taxes. The Company accounts for income taxes under an asset and liability approach that recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets which are not likely to be realized. See Note 7 for further information.


Comprehensive Income. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective January 1, 1998. Statement 130 essentially requires prominent disclosure of all non-shareholder changes in equity during a period. The Company had no items of "other comprehensive income", as defined in Statement 130, during 1998, 1997 or 1996.


Derivatives. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", issued in June 1998, requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. The Company held no derivatives in 1998, 1997 or 1996 and believes Statement 133, when adopted effective January 1, 2000, will not materially impact its financial position or results of operations.


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


Reclassifications. Certain reclassifications have been made in the 1997 and 1996 amounts to conform with the 1998 presentations.

NOTE 2  LONG-TERM DEBT

   Long-term debt consisted of (in thousands):



December 31,                                      1998          1997
                                               ----------    ----------

$155 million bank revolving credit
  facility maturing in 2000                    $  110,000    $  110,000

6.94% Title XI note payable due
  2010; secured by Gorilla V                       67,000        67,000

6.15% Title XI note payable due
  2010; secured by Gorilla V                       86,091

Floating-rate Title XI note payable;
  secured by Gorilla V                                           42,994

Floating-rate Title XI note payable;
  secured by Gorilla VI                            59,915

7% notes payable due 1999                                        36,156
                                               ----------    ----------

Total                                             323,006       256,150

Less current maturities                            12,756
                                               ----------    ----------

Remainder                                      $  310,250    $  256,150
                                               ----------    ----------

   Maturities of long-term debt for the five years ending December 31, 2003 are as follows: 1999-$12,756,000, 2000-$125,252,000, 2001-$17,749,000,
2002-$17,749,000 and 2003-$17,749,000.

   At December 31, 1998, the Company had available $45,000,000 under a $155,000,000 unsecured bank revolving credit facility maturing in October 2000. Advances under the facility currently bear interest at either .40% above a short-term LIBOR rate or the higher of a prime commercial lending rate or .50% above a 3-month certificate of deposit rate, depending upon the Company's election. The facility currently requires a commitment fee of .325% on the average daily amount of the commitment. Interest and the commitment fee are generally payable quarterly. Outstanding advances at December 31, 1998 totaled $110,000,000 and bore interest at 5.78%. See Note 5 for further information.

   The Company has financed $153,091,000 of the cost of Rowan Gorilla V through two fixed-rate bank notes guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. On July 1, 1997, the Company fixed $67,000,000 of outstanding borrowings at 6.94% until July 2010. On July 1, 1998, the Company fixed the remaining $86,091,000 principal amount at 6.15% until July 2010. Interest is payable semi-annually and the principal will be repaid in 24 semi-annual installments commencing January 1, 1999. Rowan Gorilla V and a Company guarantee are pledged as security for the government guarantee.

   In September 1998, the Company obtained financing for up to $171,007,000 of the cost of designing and constructing Rowan Gorilla VI through a 12-year bank loan guaranteed by MARAD under its Title XI Program. The Company obtains funding as construction progress is achieved and outstanding borrowings initially bear interest at .30% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal by the earlier of September 15, 2002 or two years following completion of construction. Interest is payable semi-annually beginning March 15, 1999 and the principal will be repaid in semi-annual installments commencing September 15, 2000. Rowan Gorilla VI and a Company guarantee are pledged as security for the government guarantee. At December 31, 1998, the Company had borrowed about $59,915,000, which bore interest at floating rates ranging from 5.36% to 5.55%.

   In April 1998, the Company issued $4,800,000 of Series A Floating Rate Subordinated Convertible Debentures. The debentures are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008 as follows, unless earlier redeemed or the conversion privilege is terminated: $1,200,000 on or after April 24, 1999, $2,400,000 on or after April 24, 2000, $3,600,000 on or after April 24,
2001 and $4,800,000 on or after April 24, 2002. At December 31, 1998, the Company also had $8,625,000 principal amount of Series III Floating Rate Convertible Subordinated Debentures outstanding which are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004. The Series A and Series III debentures were originally issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements. See
Note 3 for further information.

   In March 1998, the Company repaid the balance of $36,156,000 of 7% promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations.

   During April and December 1997, the Company redeemed $50,000,000 and $150,000,000, respectively, of its 11 7/8% Senior Notes due 2001. These transactions resulted in extraordinary charges of $9,766,000, or $.11 per diluted share, comprised of

$9,000,000 of prepayment premiums and $1,973,000 of unamortized issue costs, net of $1,207,000 of income tax benefits.

   Interest payments in 1998 were less than interest capitalized by $1,088,000 and exceeded interest capitalized by $14,222,000 and $24,557,000 in 1997 and 1996, respectively.

   The Company's debt agreements contain provisions that require an excess of current assets over current liabilities, an excess of stockholders' equity over consolidated debt and minimum levels of stockholders' equity and cash flow, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock and common stock dividend payments. The Company believes it was in compliance with each of its debt covenants at December 31, 1998. See Note 5 for further information.


NOTE 3  STOCKHOLDERS' EQUITY

   The Company has two nonqualified stock option plans through which options have been granted to certain key employees.

   The Company's 1980 Nonqualified Stock Option Plan authorized the Board of Directors to grant, through January 25, 1990, options to purchase a total of 1,000,000 shares of the Company's common stock. Under the terms of the 1988 Nonqualified Stock Option Plan, as amended, the Board of Directors may grant, before January 21, 2008, options to purchase a total of 10,000,000 shares of the Company's common stock.

   At December 31, 1998, options for 8,004,704 shares had been granted at exercise prices ranging from $1.00 to $19.75 per share, or a weighted average of $4.63 per share, and 366 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

   In April 1998, following stockholder approval, the Company implemented the 1998 Nonemployee Directors Stock Option Plan, which provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of the Company's common stock. At December 31, 1998, 40,000 shares had been granted under the plan at exercise prices ranging from $17.47-$29.75. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

   Stock option activity for the last three years was as follows:


                                                       Number of Shares
                                       ----------------------------------------------
                                           1998             1997              1996
                                       ------------     ------------     ------------

Options outstanding,
  January 1                               2,568,025        2,498,288        2,499,700

Changes during the year:

  Granted:

   at $7.63-$9.81
     per share                                               621,000          550,000

   at $15.25-$19.75
     per share                              739,200          196,000          177,000

   at $29.75 per share                       35,000

  Exercised:

   at $1.00 per share                      (456,250)        (522,013)        (626,162)

   at $7.63-$9.81
     per share                             (128,375)         (95,500)

   at $15.25-$19.63
     per share                               (6,250)          (5,375)

  Forfeited                                 (79,525)        (124,375)        (102,250)
                                       ------------     ------------     ------------

Options outstanding,
  December 31                             2,671,825        2,568,025        2,498,288
                                       ------------     ------------     ------------

Options exercisable,
  December 31                               847,525          690,400          564,476
                                       ------------     ------------     ------------
Options available
  for grant, December 31                  3,796,021        1,291,446        1,984,071
                                       ------------     ------------     ------------



   The Company determines compensation expense for each option pursuant to Accounting Principles Board Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. The Company estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides an alternative method for measuring compensation cost, would have reduced reported amounts of net income by approximately $1,152,000 in 1998, $627,000 in 1997 and $341,000 in 1996, or $.01 per share in
1998 and less than $.01 per share in each of 1997 and 1996.

   The Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan provided for the issuance to key employees of up to $20,000,000 in aggregate principal amount of the Company's floating rate subordinated convertible debentures. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock.

   Under the plan, debentures in the aggregate principal amount of $19,925,000 were issued by the Company. At December 31, 1998, all $5,125,000 of Series I debentures issued in 1986 and the $4,500,000 Series II debenture issued in 1987 had been converted into an aggregate 1,391,304 shares of the Company's common stock at $5.75 per share and $9.00 per share, respectively. Of the $10,300,000 principal amount of Series III debentures issued in 1994, $8,625,000 were outstanding at December 31, 1998 and are ultimately convertible into 1,277,778 shares of the Company's common stock.

   The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, approved at the Company's 1998 annual meeting of stockholders, provides for the issuance to key employees of up to $30,000,000 in floating rate subordinated convertible debentures. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. The initial issuance under the plan of $4,800,000 principal amount of debentures was outstanding at December 31, 1998. This amount is ultimately convertible into 161,345 shares of the Company's common stock.

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

NOTE 4  OTHER CURRENT LIABILITIES

   Other current liabilities consisted of (in thousands):


December 31,                                   1998          1997
                                            ----------    ----------

Gain on sale/leaseback transactions         $    3,198    $    3,198

Customer deposits                                2,784        14,927

Accrued liabilities:

  Income taxes                                     839           425

  Compensation and related
   employee costs                               21,106        22,027

  Interest                                       5,944         3,765

  Taxes and other                               15,222        14,345
                                            ----------    ----------


Total                                       $   49,093    $   58,687
                                            ----------    ----------


NOTE 5  RESTRICTIONS ON RETAINED EARNINGS

   Under the terms of its three-year revolving credit facility maturing in October 2000, the Company's ability to declare dividends or make any distribution on its common stock in any quarter is limited to the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1996, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1996, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1996. Under this restriction, approximately $155,560,000 of the Company's retained earnings was available for distribution at December 31, 1998. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.


NOTE 6  BENEFIT PLANS

   Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees. In addition, the Company provides certain health care and life insurance benefits for retired drilling and aviation employees.

   During 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which essentially standardizes and simplifies disclosures required about pension and other postretirement benefit plans. Changes in plan assets and obligations during 1998 and 1997 and the funded status of the plans at December 31, 1998 and 1997 were as follows (in thousands):


                                      Pension Benefits                Other Benefits
                                  -------------------------     -------------------------
                                     1998           1997           1998           1997
                                  ----------     ----------     ----------     ----------

BENEFIT OBLIGATIONS

  Balance, January 1              $  155,935     $  136,721     $   36,075     $   33,512

  Service cost                         6,423          5,471          1,542          1,666

  Interest cost                       11,599         10,340          2,416          2,528

  Plan changes                                                      (5,067)          (324)

  Actuarial loss                      19,523          9,490          4,750

  Benefits paid                       (6,527)        (6,087)          (941)        (1,307)
                                  ----------     ----------     ----------     ----------

  Balance, December 31               186,953        155,935         38,775         36,075
                                  ----------     ----------     ----------     ----------

PLAN ASSETS

  Fair value, January 1              168,699        142,017

  Actual return                      (14,232)        32,769

  Employer
   contributions                         624

  Benefits paid                       (6,527)        (6,087)
                                  ----------     ----------     ----------     ----------


  Fair value,
   December 31                       148,564        168,699
                                  ----------     ----------     ----------     ----------


Funded status                        (38,389)        12,764        (38,775)       (36,075)

Unrecognized amounts:

  Actuarial (gain) loss               23,748        (26,087)        11,711          7,182

  Transition (asset)
   obligation                         (1,211)        (2,422)        10,590         11,347

  Prior service cost                     209            324         (4,755)
                                  ----------     ----------     ----------     ----------
Accrued benefit cost              $  (15,643)    $  (15,421)    $  (21,229)    $  (17,546)
                                  ----------     ----------     ----------     ----------



   The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1998, included 1,500,000 shares of the Company's common stock at an average cost of $4.81 per share. At December 31, 1998, $11,462,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $7,633,000 yielding approximately 4.5% to maturity.

   Net periodic pension cost included the following components (in thousands):


                                     1998           1997           1996
                                  ----------     ----------     ----------

Service cost                      $    6,423     $    5,471     $    5,757

Interest cost                         11,599         10,340          9,477

Expected return on
  plan assets                        (15,734)       (13,225)        (9,819)

Recognized actuarial gain               (347)

Amortization:

  Prior service cost                     115            115            115

  Transition asset                    (1,211)        (1,211)        (1,211)
                                  ----------     ----------     ----------

Total                             $      845     $    1,490     $    4,319
                                  ----------     ----------     ----------



   Other benefits cost included the following components (in thousands):


                                     1998          1997          1996
                                  ----------    ----------    ----------

Service cost                      $    1,542    $    1,666    $    1,686

Interest cost                          2,416         2,528         2,269

Amortization of transi-
  tion obligation                        664         1,053         1,129
                                  ----------    ----------    ----------

Total                             $    4,622    $    5,247    $    5,084
                                  ----------    ----------    ----------


   Assumptions used in actuarial calculations were as follows:



                                          1998           1997           1996
                                       ----------     ----------     ----------


Discount rate                                6.75%          7.25%          7.50%

Expected return on plan assets                9.5%           9.5%           9.0%

Rate of compensation increase                 4.0%           4.0%           4.0%
                                       ----------     ----------     ----------




   The assumed increase in per capita health care costs ranged from 8.25% in 1998 to 5% in 2003 and thereafter. To demonstrate the significance of this assumption, a one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows:


                                            1-Percentage-point Change
                                            ------------------------
                                             Increase       Decrease
                                            ----------    ----------
INCREASE (DECREASE) IN:

Service and interest cost                   $      592    $     (486)

Postretirement benefit obligation                5,119        (4,273)
                                            ----------    ----------



   The Company also sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1998 and 1997 of $4,278,000 and $3,791,000, respectively. The net pension liabilities included in the Company's consolidated balance sheet were $3,462,000 and $2,846,000 at December 31, 1998 and 1997, respectively. Net pension cost was $652,000 in 1998, $530,000 in 1997 and $508,000 in 1996.

   The Company also sponsors defined contribution 401(k) plans covering all employees. The Company contributed to the plans about $2,621,000 in 1998, $2,207,000 in 1997 and $2,007,000 in 1996.

NOTE 7  INCOME TAXES

   The detail of income tax provisions (credits) is presented below (in thousands):


Year ended December 31,              1998          1997          1996
                                  ----------    ----------    ----------

Current:

  Federal                         $   17,915    $    3,296    $    1,236

  Foreign                              1,285            78           141

  State                                  260           128           187
                                  ----------    ----------    ----------


   Total current
     provision                        19,460         3,502         1,564

Deferred                              49,781        13,361        (2,372)
                                  ----------    ----------    ----------

Total                             $   69,241    $   16,863    $     (808)
                                  ----------    ----------    ----------


   The Company's provision (credit) for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income before extraordinary charges, as follows (in thousands):


Year ended December 31,                   1998           1997            1996
                                       ----------     ----------      ----------

Statutory rate                                 35%            35%             35%

Tax at statutory rate                  $   67,795     $   60,651      $   21,186

Increase (decrease) in
  taxes resulting from:

  Change in valuation
   allowance                                             (38,415)        (30,863)

  Foreign companies'
   operations                                  41        (10,443)         (2,761)

  Expiration of tax credits                                9,593          12,772

  Other - net                               1,405         (4,523)         (1,142)
                                       ----------     ----------      ----------

Total provision (credit)               $   69,241     $   16,863      $     (808)
                                       ----------     ----------      ----------


   Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1998 and 1997, were as follows (in thousands):


                                                1998                          1997
                                       ------------------------     ------------------------
December 31,                            Current      Noncurrent      Current      Noncurrent
                                       ----------    ----------     ----------    ----------
Deferred tax assets:

  Sale/leaseback gain                  $    1,119    $      967     $    1,119    $    2,086

  Accrued employee
   benefit plan costs                         315        13,997            315        12,295

  Alternative mini-
   mum tax                                  5,017                        5,165

  Net operating losses                                                  24,723

  Investment tax credits                    2,862                       27,130

  Other                                     2,014         4,539          2,446         5,375
                                       ----------    ----------     ----------    ----------


                                           11,327        19,503         60,898        19,756
                                       ----------    ----------     ----------    ----------

Deferred tax liabilities:

  Property, plant and
   equipment                                             93,818                       94,511

  Other                                                     940             89           201
                                       ----------    ----------     ----------    ----------

                                                         94,758             89        94,712
                                       ----------    ----------     ----------    ----------

Deferred tax asset
  (liability)                          $   11,327    $  (75,255)    $   60,809    $  (74,956)
                                       ----------    ----------     ----------    ----------




   The Company did not deem necessary a valuation allowance against its deferred tax assets at December 31, 1998 and 1997.

   At December 31, 1998, the Company had $2,397,000 of regular investment tax credits and $465,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows:
2001-$2,634,000 and 2002-$228,000.

   Deferred income taxes not provided on undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $16,422,000 at December 31, 1998.

   Income before income taxes consisted of $189,207,000, $154,313,000 and $58,573,000 of domestic earnings, and $4,494,000, $18,975,000 and $1,957,000 of foreign earnings in 1998, 1997 and 1996, respectively.

   Income tax payments exceeded refunds by $16,743,000 in 1998, $3,781,000 in 1997 and $1,747,000 in 1996.

NOTE 8  FAIR VALUES OF FINANCIAL INSTRUMENTS

   At December 31, 1998, the carrying amounts of the Company's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's long-term debt was estimated to approximate its fair value at December 31, 1998 based upon quoted market prices for similar issues.


NOTE 9  COMMITMENTS AND CONTINGENT LIABILITIES

   During 1984 and 1985, the Company sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, for a total of $126,500,000 in cash and leased each rig back under operating leases at effective interest rates of 9.3% and 8.0%, respectively. Each basic lease term expires in 2000, at which time the Company can purchase each rig at its existing fair market value or renew each lease at the lesser of a) 50% of the weighted average semi-annual installments during the basic term, or b) a fair market rental renewal. Each sale resulted in a gain which is being recognized over the respective basic lease term.

   Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis. Current and other liabilities at December 31, 1998 and 1997 included the excess of inception-to-date sale/leaseback expenses over related payments of $6,930,000 and $8,061,000, respectively.

   The Company has operating leases covering aircraft hangars, offices and computer equipment and the sale/leaseback rigs. Net rental expense under all operating leases was $21,874,000 in 1998, $21,619,000 in 1997 and $20,820,000 in
1996.

   As of December 31, 1998, the future minimum payments to be made under noncancelable operating leases were (in thousands):


-----------------------------------------------------
1999                                          $24,021

2000                                           18,852

2001                                              562

2002                                              306

2003                                              160

Later years                                       505
-----------------------------------------------------
Total                                         $44,406
-----------------------------------------------------


   In September 1996, the Company assumed certain environmental liabilities related to its manufacturing facilities in exchange for $4,000,000 in cash and a $5,500,000 reduction in a promissory note. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Other liabilities at December 31, 1998 and 1997 included $8,684,000 and $8,650,000, respectively, related to environmental matters. The Company believes that it has adequately accrued for environmental liabilities.

   The Company is involved in various legal proceedings incidental to its business. The Company is vigorously pursuing such matters and is of the opinion that there are no contingencies, claims or lawsuits against the Company which will have a material adverse effect on its financial position, results of operations or cash flows.

   The Company estimates 1999 capital expenditures will be between $150,000,000 and $175,000,000, including $100,000,000 to $125,000,000 toward construction of the offshore rigs Gorillas VI and VII.


NOTE 10  SEGMENTS OF BUSINESS

   The Company has three principal operating segments: contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), helicopter and fixed-wing aircraft services ("Aviation") and the manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and marine drilling equipment ("Manufacturing"). The Company's reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in the Company's summary of significant accounting policies. See
Note 1 for further information.

   Drilling services are provided both onshore and offshore in domestic and foreign areas. Aviation services are provided primarily in Alaska, the western United States and along the Gulf Coast and include commuter airline, flightseeing and forest fire control services as well as oil and gas related flying. Manufacturing operations are primarily conducted in Longview, Texas and Vicksburg, Mississippi, though products are shipped throughout the United States and to many foreign locations.

   Assets are ascribed to a segment based upon their direct use. The Company classifies its drilling rigs as domestic or foreign based upon the rig's operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets.

   The Company's total assets are identified by operating segment and its fixed assets are shown geographically as follows (in thousands):


December 31,                         1998          1997          1996
                                  ----------    ----------    ----------

Consolidated assets:

  Drilling services               $  942,158    $  803,747    $  618,441

  Manufacturing sales

   and services                      176,145       163,113       135,750

  Aviation services                  130,805       155,275       145,117
                                  ----------    ----------    ----------

Total                             $1,249,108    $1,122,135    $  899,308
                                  ----------    ----------    ----------

Property, plant and
  equipment - net:

  Domestic                        $  480,005    $  551,853    $  411,408

  Foreign                            397,192       125,307       134,792
                                  ----------    ----------    ----------

Total                             $  877,197    $  677,160    $  546,200
                                  ----------    ----------    ----------


   At December 31, 1998, 28 drilling rigs, including 14 offshore rigs, were located in domestic areas and eight offshore rigs were operating in foreign locations. Aviation services assets included the Company's investment in KLM ERA Helicopters in 1997 and 1996.

   Information regarding revenues and profitability by operating segment is as follows (in thousands):


Year ended December 31,              1998          1997           1996
                                  ----------    ----------     ----------

Revenues:

  Drilling services               $  431,664    $  434,004     $  316,123

  Manufacturing sales

   and services                      158,913       154,852        143,768

  Aviation services                  115,773       106,396        111,269
                                  ----------    ----------     ----------

Consolidated                      $  706,350    $  695,252     $  571,160
                                  ----------    ----------     ----------

Operating profit (loss):*

  Drilling services               $  180,091    $  185,037     $   79,247

  Manufacturing sales
   and services                       18,902        16,294          9,468

  Aviation services                    1,585        (1,904)         6,547
                                  ----------    ----------     ----------

Consolidated                      $  200,578    $  199,427     $   95,262
                                  ----------    ----------     ----------


* Income (loss) from operations before deducting general and administrative expenses.



   Excluded from the preceding table are the effects of transactions between segments. During 1998, 1997 and 1996 the Company's manufacturing division provided approximately $108,981,000, $82,707,000 and $39,804,000, respectively, of products and services to the drilling division and the Company's aviation division provided approximately $1,313,000, $2,859,000 and $2,749,000, respectively, of flight services to the drilling division.

   Foreign-source revenues were as follows (in thousands):


Year ended December 31,              1998          1997          1996
                                  ----------    ----------    ----------

Drilling services                 $  194,839    $  127,479    $  105,010

Manufacturing sales
  and services                         1,129         2,124         1,968

Aviation services                      2,406         5,027         4,109
                                  ----------    ----------    ----------
Total                             $  198,374    $  134,630    $  111,087
                                  ----------    ----------    ----------



   The Company did not have any customers which accounted for 10% or more of consolidated revenues during 1998, 1997 or 1996.

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

   Certain other financial information for each of the Company's principal operating segments is summarized as follows (in thousands):


Year ended December 31,              1998          1997          1996
                                  ----------    ----------    ----------

Depreciation and
 amortization:

  Drilling                        $   31,945    $   31,032    $   33,998

  Aviation                            12,289        11,910        11,248

  Manufacturing                        5,469         4,136         2,636

Capital expenditures:

  Drilling                           217,725       146,760        87,927

  Aviation                            16,256        16,977         8,913

  Manufacturing                       13,766        16,329        21,107

Maintenance and repairs:

  Drilling                            33,083        29,643        32,125

  Aviation                            23,408        21,293        18,248

  Manufacturing                       12,241        13,865         9,389
                                  ----------    ----------    ----------

NOTE 11  RELATED PARTY TRANSACTIONS

   Two members of the Company's Board of Directors served in similar capacities for one of the Company's drilling customers during 1998. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by the Company in connection with third party contracts for similar rigs. Because of the aforementioned relationships, the contracts between the Company and this customer were reviewed and ratified by the full Board of Directors of the Company. Related 1998 revenues were approximately $968,000.


NOTE 12  SUBSEQUENT EVENT

   On January 19, 1999, the Company received notice from a customer that its one-year North Sea drilling contract for Gorilla V, which commenced in late-December 1998, was being terminated. The customer alleged a performance breach relating to certain equipment problems as the basis for termination. The Company believes it did not breach the contract and will vigorously pursue all legal remedies to enforce its rights under the contract.

                          INDEPENDENT AUDITORS' REPORT


ROWAN COMPANIES, INC. AND SUBSIDIARIES:


   We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Houston, Texas
March 1, 1999

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


   The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1997 and 1998 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):


                                    First         Second       Third          Fourth
                                   Quarter       Quarter       Quarter        Quarter
                                  ----------    ----------    ----------    ----------
1997:

Revenues                          $  144,765    $  164,785    $  195,456    $  190,246

Operating profit                      15,278        51,327        67,775        65,047

Income before extra-
  ordinary charges                     7,631        40,580        54,287        53,927

Net income                             4,153        40,580        54,287        47,639

Per common share:

  Basic:

  Income before extra-
   ordinary charges                      .09           .47           .63           .62

  Net income                             .05           .47           .63           .55

  Diluted:

  Income before extra-

   ordinary charges                      .09           .46           .61           .60

  Net income                             .05           .46           .61           .53
                                  ----------    ----------    ----------    ----------


1998:

Revenues                          $  183,914    $  204,240    $  183,470    $  134,726

Operating profit                      69,020        71,001        51,865         8,692

Net income                            42,759        44,389        32,495         4,817

Net income per
  common share:

  Basic                                  .49           .51           .38           .06

  Diluted                                .48           .50           .38           .06
                                  ----------    ----------    ----------    ----------

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


COMMON STOCK PRICE RANGE, CASH DIVIDENDS AND STOCK SPLITS (UNAUDITED)


   The price range below is as reported by the New York Stock Exchange on the Composite Tape. On March 1, 1999 there were approximately 3,200 holders of record.


                                       1998                        1997
                             ------------------------    ------------------------
Quarter                         High           Low          High           Low
-------                      ----------    ----------    ----------    ----------
First                        $    32.00    $    22.44    $    29.00    $    18.63

Second                            32.50         18.75         28.63         16.75

Third                             20.63          9.00         36.88         28.19

Fourth                            15.94          9.13         43.94         26.50
                             ----------    ----------    ----------    ----------



   The Company did not pay any dividends on its common stock during 1998 and 1997. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

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