Form 10-K405, Exhibit 13
period 1999-12-31
ROWAN COMPANIES INC
filed 2000-03-28
CIK 85408

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
                           TEN-YEAR FINANCIAL REVIEW
--------------------------------------------------------------------------------

(In thousands except per share amounts and ratios)     1999               1998              1997
                                                  --------------      -----------     ----------------
OPERATIONS
Revenues:
  Drilling services                              $       260,939      $   431,664     $        434,004
  Manufacturing sales and services                        95,545          158,913              154,852
  Aviation services                                      104,078          115,773              106,396
                                                 ---------------      -----------     ----------------
   Total                                                 460,562          706,350              695,252
                                                 ---------------      -----------     ----------------
Costs and expenses:
  Drilling services                                      214,230          219,628              217,935
  Manufacturing sales and services                        88,431          134,542              134,422
  Aviation services                                       94,413          101,899               96,390
  Depreciation and amortization                           54,699           49,703               47,078
  General and administrative                              18,399           18,366               16,971
                                                 ---------------      -----------     ----------------
   Total                                                 470,172          524,138              512,796
                                                 ---------------      -----------     ----------------
Income (loss) from operations                             (9,610)         182,212              182,456
                                                 ---------------      -----------     ----------------
Other income (expense):
  Interest expense                                       (22,755)         (17,500)             (26,208)
  Less interest capitalized                               11,238           16,264                9,966
  Gain on disposals of property,
  plant and equipment                                      1,482            5,125                1,541
  Interest income                                          4,583            7,205                5,190
  Other - net                                                526              395                  343
                                                 ---------------      -----------     ----------------
   Other income (expense) - net                           (4,926)          11,489               (9,168)
                                                 ---------------      -----------     ----------------
Income (loss) before income taxes                        (14,536)         193,701              173,288
  Provision (credit) for income taxes                     (4,870)          69,241               16,863
                                                 ---------------      -----------     ----------------
Income (loss) before extraordinary charges                (9,666)         124,460              156,425
  Extraordinary charges from redemption of debt                                                  9,766
                                                 ---------------      -----------     ----------------
Net income (loss)                                $        (9,666)     $   124,460     $        146,659
                                                 ---------------      -----------     ----------------
Per share of common stock:
  Net income (loss):
   Basic                                         $          (.12)     $      1.45     $           1.70(2)
                                                 ---------------      -----------     ----------------
   Diluted                                       $          (.12)     $      1.43     $           1.65(2)
                                                 ---------------      -----------     ----------------
  Cash dividends                                 $            --      $        --     $             --
                                                 ---------------      -----------     ----------------

FINANCIAL POSITION
Working capital                                  $       122,792(1)   $   286,059     $        330,852
Property, plant and equipment - at cost:
  Drilling equipment                                   1,268,704        1,238,361              965,292
  Aircraft and related equipment                         221,776          211,313              202,044
  Manufacturing plant and equipment                       83,835           75,949               60,902
  Construction in progress                               248,567          127,075              195,996
  Other property and equipment                           113,008          108,353               94,476
                                                 ---------------      -----------     ----------------
   Total                                               1,935,890        1,761,051            1,518,710
                                                 ---------------      -----------     ----------------
Property, plant and equipment - net                    1,025,739          877,197              677,160
Total assets                                           1,356,067        1,249,108            1,122,135
Capital expenditures                                     204,689          247,747              180,066
Long-term debt                                           296,677          310,250              256,150
Common stockholders' equity                              723,724          729,996              653,098
                                                 ---------------      -----------     ----------------

STATISTICAL INFORMATION
Current ratio                                               1.61(1)          4.59                 5.06
Long-term debt/total capitalization                          .29              .30                  .28
Book value per share of common stock             $          8.69      $      8.77     $           7.53
Price range of common stock                      $8 1/2-21 11/16      $  9-32 1/2     $16 3/4-43 15/16
                                                 ===============      ===========     ================

(1) Amounts reflect advances of $110 million outstanding under the Company's $155 million bank revolving credit facility expiring in October 2000. The Company repaid such advances during February 2000 from the approximately $247 million net proceeds of a stock offering and cancelled the facility. Giving effect to these transactions at December 31, 1999, the Company's Working capital and Current ratio would have been approximately $369,592 and 5.00, respectively.

(2) After extraordinary charges from early debt redemption of $.12 and $.11 per share, respectively

(3)  After extraordinary charge from early debt redemption of $.08 per share

(4) At December 31, 1991, the $125,000,000 principal amount of the Company's 13 3/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year end, the current ratio would have been 3.61.

      1996              1995              1994              1993              1992              1991                 1990
--------------    --------------    --------------    --------------    --------------    --------------       --------------
$      316,123    $      250,080    $      245,917    $      271,022    $      162,121    $      170,739       $      180,118
       143,768           133,755            96,664
       111,269            87,462            95,578            82,174            87,877           101,433              111,992
--------------    --------------    --------------    --------------    --------------    --------------       --------------
       571,160           471,297           438,159           353,196           249,998           272,172              292,110
--------------    --------------    --------------    --------------    --------------    --------------       --------------

       202,878           207,934           207,577           211,095           162,816           147,853              130,845
       131,665           120,378            87,382
        93,473            79,993            79,955            68,882            74,347            82,364               88,182
        47,882            50,555            50,790            51,918            51,367            52,954               50,702
        16,591            14,692            13,862            13,940            12,092            11,739                9,549
--------------    --------------    --------------    --------------    --------------    --------------       --------------
       492,489           473,552           439,566           345,835           300,622           294,910              279,278
--------------    --------------    --------------    --------------    --------------    --------------       --------------
        78,671            (2,255)           (1,407)            7,361           (50,624)          (22,738)              12,832
--------------    --------------    --------------    --------------    --------------    --------------       --------------

       (27,547)          (27,702)          (27,530)          (25,361)          (26,254)          (21,379)             (21,601)
         2,516
         2,359             6,598             1,344             1,955               731             1,660                3,996
         4,157             5,209             4,813             2,348             2,658             4,763                8,635
           374               468               260               150               165               127                  178
--------------    --------------    --------------    --------------    --------------    --------------       --------------
       (18,141)          (15,427)          (21,113)          (20,908)          (22,700)          (14,829)              (8,792)
--------------    --------------    --------------    --------------    --------------    --------------       --------------
        60,530           (17,682)          (22,520)          (13,547)          (73,324)          (37,567)               4,040
          (808)              754               469              (288)              429             1,174                2,081
--------------    --------------    --------------    --------------    --------------    --------------       --------------
        61,338           (18,436)          (22,989)          (13,259)          (73,753)          (38,741)               1,959
                                                                                                   5,627
--------------    --------------    --------------    --------------    --------------    --------------       --------------
$       61,338    $      (18,436)   $      (22,989)   $      (13,259)   $      (73,753)   $      (44,368)      $        1,959
--------------    --------------    --------------    --------------    --------------    --------------       --------------


$          .72    $         (.22)   $         (.27)   $         (.17)   $        (1.01)   $         (.61)(3)   $          .03
--------------    --------------    --------------    --------------    --------------    --------------       --------------
$          .70    $         (.22)   $         (.27)   $         (.17)   $        (1.01)   $         (.61)(3)   $          .03
--------------    --------------    --------------    --------------    --------------    --------------       --------------
$           --    $           --    $           --    $           --    $           --    $           --       $           --
--------------    --------------    --------------    --------------    --------------    --------------       --------------


$      232,045    $      200,588    $      195,945    $      172,117    $       61,397    $      125,996       $      134,393
--------------    --------------    --------------    --------------    --------------    --------------       --------------

       954,249           944,021           961,391           950,538           939,793           913,379              885,264
       188,681           189,954           176,874           166,791           162,001           158,361              138,327
        37,377            25,037            18,955
        77,318
        94,517            91,089            86,883            81,636            79,801            76,251               73,504
--------------    --------------    --------------    --------------    --------------    --------------       --------------
     1,352,142         1,250,101         1,244,103         1,198,965         1,181,595         1,147,991            1,097,095
--------------    --------------    --------------    --------------    --------------    --------------       --------------
       546,200           487,039           506,121           507,193           537,819           552,481              549,608
       899,308           802,488           805,179           765,263           684,301           895,889              739,133
       117,947            33,881            43,377            21,989            39,528            85,618               59,905
       267,321           247,744           248,504           207,137           212,907           220,764              153,621
       496,219           429,155           442,347           460,300           375,754           445,368              485,748
--------------    --------------    --------------    --------------    --------------    --------------       --------------

          3.72              3.75              4.39              4.90              2.47              1.71(4)              4.00
           .35               .37               .36               .31               .36               .33                  .24
$         5.80    $         5.06    $         5.25    $         5.49    $         5.13    $         6.11       $         6.69
$ 8 7/8-24 1/2    $     5 3/8-10    $  5 3/4-9 1/4    $ 6 5/8-10 3/4    $  4 5/8-9 3/8    $ 4 3/4-11 3/8       $ 9 7/8-15 7/8
==============    ==============    ==============    ==============    ==============    ==============       ==============

--------------------------------------------------------------------------------
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following analysis highlights the Company's operating results for the years indicated (in millions):


                                1999            1998           1997
                            ------------    ------------   ------------
Revenues:
  Drilling                  $      260.9    $      431.7   $      434.0
  Manufacturing                     95.6           158.9          154.9
  Aviation                         104.1           115.8          106.4
                            ------------    ------------   ------------
   Total                    $      460.6    $      706.4   $      695.3
                            ============    ============   ============
Operating Profit (Loss)*:
  Drilling                  $       11.8    $      180.1   $      185.0
  Manufacturing                      0.7            18.9           16.3
  Aviation                          (3.7)            1.6           (1.9)
                            ------------    ------------   ------------
   Total                    $        8.8    $      200.6   $      199.4
                            ============    ============   ============
Net Income (Loss)           $       (9.7)   $      124.5   $      146.7
                            ============    ============   ============

* Income (loss) from operations before deducting general and administrative expenses

The doubling of world oil prices during 1999 did not reverse the effects of their collapse during the previous year, and drilling activity, which began slumping in mid-1998, has only recently begun to recover, and then only in certain locations. As a result, while current and expected market conditions are generally much improved over this time one year ago, 1999 proved to be one of the worst years in the history of the contract drilling business, and, as illustrated above, the Company's 1999 financial results were severely impacted.

Nineteen ninety-seven marked the third consecutive year of increasingly favorable economic conditions in the contract drilling business. In particular, growing worldwide demand for energy products, stable energy prices coupled with reduced finding and recovery costs and the declining supply of capable equipment prompted a surge in drilling activity throughout the world. With its existing offshore drilling fleet virtually 100% utilized from mid-1995 through mid-1998, and at continually increasing drilling day rates, the Company implemented during this period a strategic plan aimed at significantly expanding its revenue base primarily through the construction of newer and more capable offshore drilling equipment.

Nineteen ninety-eight began with oil prices in decline, but still at traditionally profitable levels. However, months of increased worldwide production coupled with stagnant oil demand, particularly in Asia, kept downward pressure on oil prices. When per barrel prices approached $15.00 during the second quarter, market conditions began to measurably weaken. At that point, energy companies began suspending portions of their drilling programs and reducing their 1998 drilling budgets. By mid-year, the Company began experiencing curtailed drilling assignments in its most prominent market, the Gulf of Mexico, and was forced to offer significantly reduced day rates. During the latter part of 1998, with oil prices at historical lows, the Company's domestic day rates were at levels less than half of that obtained earlier in the year, and its fleet utilization suffered dramatically. Though the Company's 1998 drilling operations yielded revenues and results comparable to the record levels attained in 1997, the trend over the last half of the year was decidedly unfavorable.

Nineteen ninety-nine brought serious oil production discipline on the part of OPEC and certain non-OPEC nations. The restriction of oil supply, together with a resurgence of growing demand, caused oil prices to more than double during the year to levels not seen since the 1991 Gulf War. However, this extreme price volatility over the past two years has most energy companies proceeding with caution, and significantly higher oil prices have only recently increased drilling activity. After the significant reduction in exploration and production expenditures in 1999, most surveys of energy company budgets indicate expenditures should be higher in 2000, especially in domestic markets like the Gulf of Mexico.

The Company's manufacturing division has continued to provide meaningful returns while playing a lead role in the Company's offshore drilling fleet expansion program, though 1999 results were impaired by the effects of weak commodity prices. During 1999, the manufacturing division achieved significant progress on Gorilla VI and began construction of Gorilla VII. During 1998, the division delivered the Company's Gorilla V jack-up and completed for others the design and major components comprising a "kit" for two new jack-up rigs.

During the past three years, the Company's aviation division has continued to diversify its flight services and the variances in revenues and operating results reflected above were largely due to fluctuating forest fire control activities and, in 1999, reduced energy-related flying activity.

Results for 1998 included higher provisions for income taxes due primarily to the availability, in prior years, of offsetting tax credit and loss carryforwards.

From late 1995 through early 1997, the Company's results were impaired by unsuccessful turnkey drilling operations. In early 1997, the Company ceased turnkey drilling activities and recognized a $20.2 million loss on its one well in progress. The Company is not pursuing any turnkey work at this time.

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

For most of the 1996 - 1997 period, the demand for offshore drilling equipment effectively equaled or exceeded the supply, particularly in the areas in which the Company operates, largely due to the effects of growing worldwide demand for oil and natural gas. Activity and day rates in the Gulf of Mexico were enhanced by strong natural gas prices, while North Sea utilization held at virtually 100% due to the scarcity of harsh environment drilling equipment.

During this period, technological advances such as horizontal drilling and production techniques and 3-D seismic took hold and substantially enhanced the economics of oil and gas exploration and production. As a result, deep-water prospects in the Gulf of Mexico became economically viable, budding drilling markets such as west Africa, southeast Asia and The Netherlands strengthened and drilling assignments began to lengthen. This tightening of drilling markets worldwide continued into early 1998 and the Company's operations, featuring long-legged jack-ups designed for harsh environments, yielded record results.

In 1998, the collapse of oil and natural gas prices caused a substantial decline in offshore drilling, especially in the highly competitive Gulf of Mexico market. Energy companies were quick to reduce their drilling commitments: first they allowed options on the primarily short-term contracts to lapse and then they cancelled planned drilling projects altogether. The announcements of several energy company mergers further impaired drilling activity due to the uncertainty created within the merging companies' drilling staffs, plans and budgets. The more exclusive markets like the North Sea, with premium equipment and generally longer-term contracts, were more resilient, though by year end, indications of future deterioration, such as the early cancellation of term contracts, were apparent. As a result, the Company's Gulf of Mexico fleet suffered a 20% decline to 79% utilization in 1998 while its six North Sea rigs were 90% utilized. The Company's efforts to maintain Gulf of Mexico day rates provided a nominal increase in average day rates in 1998 compared to 1997, though average rates still declined by as much as 50% during 1998, while the North Sea fleet averaged a 44% increase in day rates between years.

Market conditions in the Gulf of Mexico continued deteriorating in early 1999 as oil prices averaged around $13.00 per barrel and natural gas remained below $2.00 per mcf during the first quarter. Most energy companies had announced and begun carrying out a significant reduction in domestic expenditures from their already reduced 1998 levels, though enough independents took advantage of bargain drilling day rates to afford an increase in drilling activity beginning in the second quarter. They were emboldened by recovering oil prices, brought about primarily through supply restrictions on the part of major oil-producing nations, and strengthening natural gas prices. Gulf of Mexico activity continued improving throughout the latter half of the year and day rates, which bottomed in the third quarter, began improving dramatically during the fourth quarter. The Company's Gulf of Mexico fleet was 69% utilized during 1999 and suffered a 56% decline in average day rates from 1998.

In the North Sea, demand for jack-ups continued declining throughout 1999. As rigs fulfilled their contractual commitments, they quickly became idle with little prospects for immediate work. Accordingly, during the latter half of 1999, the Company relocated three cantilever jack-ups from the North Sea to the improving Gulf of Mexico market. Gorilla V, idle due to a contract dispute, was relocated to the promising eastern Canada market during the fourth quarter. The Company's North Sea fleet was only 52% utilized during 1999, though average day rates, due to the increased weighting of Gorilla IV operations, increased by 17% over 1998. While confident in the market's long-term viability, particularly for its Super Gorilla jack-ups, the Company believes that North Sea jack-up drilling activity may not begin recovering until late in the third quarter of 2000, and recently elected to relocate its remaining two rigs from the area to the Gulf of Mexico during the first quarter of 2000. The addition of Gorilla IV and the Arch Rowan will increase the Company's Gulf of Mexico fleet to 18 jack-up rigs, ten of which will be capable of operating in 350 feet of water and one capable of operating in up to 450 feet of water.

Gorilla III has been 100% utilized since 1991 as a combination drilling/production unit offshore eastern Canada. The Company expanded its Canadian presence during early 1998 with the relocation of Gorilla II and added Gorilla V during the fourth quarter of 1999.

Overall, the Company's worldwide fleet of 21 jack-ups (two of which are leased through early 2008) was utilized 68%, 85% and 99% in 1999, 1998 and 1997, respectively, while the Company's semi-submersible achieved utilization of 60%, 62% and 99%, respectively. The Company considers only revenue-producing days in computing rig utilization.

The effects of fluctuations in activity and day rates are shown in the following analysis of changes in the Company's contract drilling revenues (in millions):

                           1998 to 1999                 1997 to 1998
                           ------------                 ------------
Utilization                 $   (59.9)                  $     (54.4)
Drilling rates                 (110.9)                         52.1
                            ---------                   -----------

These fluctuations caused a $170.8 million or 40% decrease in 1999 drilling revenues compared to 1998, which was about 1% lower than 1997. Contract drilling expenses were about 2% lower in 1999 compared to 1998, which was 11% higher than 1997.

The Company's land drilling operations experienced a 12% decline in activity and a 17% decrease in average day rates in 1999 for the reasons noted previously. Two of the Company's deep-well land rigs were under contract for most of 1999 and five other rigs worked sporadically in Louisiana, Texas and Mississippi throughout the year. The Company's seven other land rigs were idle during 1999. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

Perceptible trends existing in the offshore drilling markets in which the Company generally operates are shown below:

GULF OF MEXICO - Moderately improving exploration and development activity

NORTH SEA - Reduced levels of jack-up drilling activity in the near-term

EASTERN CANADA - Generally stable demand for harsh environment equipment

The drilling markets in which the Company competes frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and extraction costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents the Company from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding table will continue beyond the near term. In response to fluctuating market conditions, the Company can, as it has done in the past, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified. At current levels, the Company's drilling operations are profitable, but there can be no assurance that existing and anticipated market conditions will be sustained. The Company's operations will be adversely affected should market conditions deteriorate.

The Company continues to pursue all legal remedies in connection with the wrongful termination of its one-year North Sea drilling contract for Gorilla V. In January 1999, the Company received notification from a customer that the $67 million contract was being terminated for an alleged performance breach relating to certain equipment problems. The Company believes it did not breach the contract and will continue to vigorously pursue enforcement of its rights under the contract.

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

Aviation revenues declined by 10% in 1999 compared to 1998, which was 9% higher than 1997. Aviation division expenses in 1999 were down by 7% from 1998, which was 6% higher than 1997. During 1999, the Company experienced a 17% decrease in forest fire control revenues, which was partially offset by a 7% increase in tourism-related revenues. Flying for energy companies primarily in the Gulf of Mexico declined by about 11% in 1999 due to the effects of the aforementioned decline in offshore drilling activity.

The number of aircraft operated by the Company at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:


                                  1999           1998           1997
                               ----------     ----------     ----------
Twin-engine helicopters:
  Number                               64             64             63
  Revenue hours                    26,436         30,124         32,504
Single-engine helicopters:
  Number                               31             26             31
  Revenue hours                    12,542         14,422         14,652
Fixed-wing aircraft:
  Number                               18             21             21
  Revenue hours                    21,003         22,465         22,042
                               ==========     ==========     ==========

On January 30, 1998, the Company agreed to terminate its ownership in KLM ERA Helicopters, its Dutch affiliate, in return for cash and equipment approximating the carrying value of its 49% interest.

Perceptible trends existing in the aviation markets in which the Company continues to operate are shown below:

ALASKA - Generally stable market conditions
GULF OF MEXICO - Moderately improving market conditions

The Company cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which the Company competes. The Company can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing trends continue, the aviation division should contribute positive operating results in 2000.

MANUFACTURING OPERATIONS. The Company's manufacturing division suffered a $63.3 million or 40% decline in revenues in 1999 compared to 1998, which was 3% higher than 1997, and a 96% decrease in profitability between periods.

The manufacturing division experienced a $20.1 million or 22% decrease in equipment group revenues, as weak commodities prices limited the group to sales of 18 new mining loaders, log stackers and container stackers during 1999, compared to 30 units in 1998, and contributed to a 17% reduction in parts sales from the prior year. The $35.7 million or 81% decrease in marine group sales primarily reflects the completion of two Super 116-C jack-up rig kits in late 1998. The steel group experienced a 34% decline in revenues on a 35% reduction in external steel shipments.

Consolidated manufacturing operations exclude approximately $125 million of products and services provided to the Company's drilling division in 1999, most of which was attributable to construction progress on Gorillas VI and VII, compared to $109 million in 1998. The marine group completed and delivered Gorilla V during the fourth quarter of 1998.

Though considerably less volatile than its drilling and aviation operations, the Company's manufacturing operations have also been adversely impacted by depressed world commodities prices; in particular, prices for copper, iron ore, coal, gold and diamonds. Although prices for some of these commodities have recently improved, the Company's external manufacturing backlog remains at a depressed level. As a result, the Company cannot accurately predict whether or not its manufacturing operations will be profitable in 2000.

On January 31, 2000, the Company completed the acquisition of the two companies that manufacture Ellis Williams (EWCO) mud pumps. These pumps range in size from 350 to 2,200 horsepower and have wide acceptance in both oilfield and non-oilfield applications. The Company believes this acquisition will both complement and help diversify its manufacturing operations, and expects revenues in 2000 to be in the range of $9 to $12 million.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 1999 and 1998 were as follows (dollars in millions):

                                                 1999
                                         ----------------------
December 31,                              Actual      Pro forma*     1998
------------------------------------     --------     ---------    --------
Cash and cash equivalents                $   87.1     $  223.9     $  148.8
Current assets                           $  325.1     $  461.9     $  365.7
Current liabilities                      $  202.3     $   92.3     $   79.6
Current ratio                                1.61         5.00         4.59
Current maturities of long-term debt     $  129.1     $   19.1     $   12.8
Long-term debt                           $  296.7     $  296.7     $  310.3
Stockholders' equity                     $  723.7     $  970.5     $  730.0
Long-term debt/total capitalization           .29          .23          .30
                                         ========     ========     ========

* As adjusted for early 2000 stock sale and debt repayment

Reflected in the comparisons above are the effects of the following 1999 transactions: net cash provided by operations of $37.9 million; capital expenditures of $204.7 million; proceeds from borrowings of $115.6 million; debt repayments of $12.8 million; and the scheduled October 2000 maturity of the Company's revolving credit facility. Pro forma 1999 amounts give effect to the Company's sale, in early 2000, of 10.3 million shares of its common stock and repayment, from the approximately $247 million of net proceeds, of the $110 million outstanding under the revolving credit facility, as if such transactions had been completed at December 31, 1999.

Capital expenditures for 1999 included $90 million for Rowan Gorilla VI, an enhanced version of the Company's Gorilla Class jack-ups featuring a combination drilling and production capability for harsh environments, like the North Sea or offshore eastern Canada, in water depths of up to 400 feet. Gorilla VI was recently relocated from the Company's Vicksburg, Mississippi facility to Sabine Pass, Texas for final outfitting and should be completed by mid-2000.

In 1998, the Company obtained financing for up to 87.5% of the cost of Gorilla VI through a bank loan guaranteed by the U. S. Department of Transportation's Maritime administration under its Title XI Program. Under the Title XI Program, the Company obtains funding for Gorilla VI as construction progress is achieved and outstanding borrowings initially bear interest at .30% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of September 15, 2002 or two years following completion of construction.

Interest is payable semi-annually on each March 15 and September 15 and the principal will be repaid in 24 semi-annual installments commencing September 15, 2000. Gorilla VI is pledged as security for the government guarantee. At December 31, 1999, the Company had drawn down about $153 million of the $171 million total credit facility, with interest rates averaging about 6.3% at year end.

Capital expenditures during 1999 also included $31.4 million towards construction of Rowan Gorilla VII, a harsh environment drilling and production unit like Gorillas V and VI. Construction of Gorilla VII is proceeding at the Company's Vicksburg facility and should be completed by year-end 2001. The Company has secured Title XI bank financing for up to 87.5% of the cost of Gorilla VII on terms and conditions similar to those obtained for Gorilla VI. Outstanding borrowings initially bear interest at .30% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of April 20, 2004 or two years following completion of construction. Interest is payable semi-annually beginning April 20, 2000 and the principal will be repaid in 24 semi-annual installments commencing April 20, 2002. Gorilla VII is pledged as security for the government guarantee. At December 31, 1999, the Company had drawn down about $23 million of the $185 million total credit facility, with interest rates averaging about 6.3% at year end.

Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Gorilla V is pledged as security for the government guarantee. The outstanding notes require semi-annual payments on each January 1 and July 1 through 2010 and bear fixed interest rates as follows: $61.4 million at 6.94% and $78.9 million at 6.15%.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 1999 capital expenditures was primarily for major enhancements to existing rigs and manufacturing facilities and purchases of aircraft and components. The Company estimates 2000 capital expenditures will be between $150 and $175 million, including $100 - 125 million for Gorillas VI and
VII. The Company expects the combined construction cost of Gorillas V, VI and VII to be about $650 million. The Company may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing offshore rigs.

In early 2000, the Company completed the sale of 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. The net proceeds of approximately $247 million were first applied to repayment of the $110 million outstanding under the Company's $155 million bank revolving credit facility, which was subsequently cancelled. Advances under the facility bore interest at rates averaging about 5.7% during 1999, including 7.1% at December 31, 1999. Remaining offering proceeds will be retained for working capital and general corporate purposes. The Company currently has no other available credit facilities.

On January 31, 2000, in connection with the Ellis Williams acquisition, the Company issued $3 million in 7.5% promissory notes that are repayable in equal annual installments through January 31, 2003.

Based on current operating levels and the previously discussed market trends, management believes that 2000 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 2000.

In March 1998, the Company repaid the balance of $36.2 million of promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations.

In April 1997, the Company redeemed $50 million of its 11 7/8% Senior Notes due 2001 and paid a 6% prepayment premium from existing funds. In December 1997, using proceeds from a newly established revolving credit facility and existing funds, the Company redeemed the remaining $150 million of Senior Notes and paid a 4% prepayment premium. As a result of such transactions, the Company recorded extraordinary charges totaling $9.8 million, net of income taxes, in 1997.

The Company did not pay any dividends on its common stock during the 1997 - 1999 period. At December 31, 1999, approximately $151 million of the Company's retained earnings was available for distribution under the most restrictive provisions of the Company's debt agreements. See Note 5 of the Notes to Consolidated Financial Statements.

During 1998 and early 1999, the Company repurchased in the open market 4,301,400 shares or almost 5% of its outstanding common stock under its Share Repurchase Program begun in June 1998. The Company's 5,759,319 shares held in treasury at December 31, 1999 had an average cost of $10.65 per share and were included within the sale of 10.3 million shares of common stock in early 2000 at a net price of $24.00 per share.

The Company follows the provisions of Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation. The Company estimates that the alternative accounting provisions of Statement of Financial Accounting Standards No. 123, if adopted, would have reduced amounts of net income (loss) and earnings (loss) per share by $1.8 million, or $.02 per share, in 1999, $1.2 million, or $.02 per share, in 1998 and $0.6 million, or $.01 per share in 1997. See Note 3 of the Notes to Consolidated Financial Statements.

The Company's adoption, effective January 1, 1998, of Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," did not materially affect its financial statement disclosure. See Notes 1 and 6 of the Notes to Consolidated Financial Statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 generally requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. In June 1999, through the issuance of Statement No. 137, the FASB delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. The Company held no derivatives in 1999, 1998 or 1997 and believes the adoption of Statement No. 133, effective January 1, 2001, will not materially impact its financial position or results of operations.

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

--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

(In thousands except share amounts)

December 31,                                                                           1999           1998
-------------------------------------------------------------------------------     ----------     ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                         $   87,055     $  148,834
  Receivables - trade and other                                                         93,083         81,097
   Inventories:
     Raw materials and supplies                                                         87,568         84,797
     Work-in-progress                                                                   30,748         26,494
     Finished goods                                                                      2,140          2,625
  Prepaid expenses                                                                       5,877         10,478
  Deferred tax assets - net (Note 7)                                                    18,604         11,327
                                                                                    ----------     ----------
     Total current assets                                                              325,075        365,652
                                                                                    ----------     ----------
Property, plant and equipment - at cost:
  Drilling equipment                                                                 1,268,704      1,238,361
  Aircraft and related equipment                                                       221,776        211,313
  Manufacturing plant and equipment                                                     83,835         75,949
  Construction in progress                                                             248,567        127,075
  Other property and equipment                                                         113,008        108,353
                                                                                    ----------     ----------
     Total                                                                           1,935,890      1,761,051
  Less accumulated depreciation and amortization                                       910,151        883,854
                                                                                    ----------     ----------
     Property, plant and equipment - net                                             1,025,739        877,197
                                                                                    ----------     ----------
Other assets and deferred charges                                                        5,253          6,259
                                                                                    ----------     ----------
      Total                                                                         $1,356,067     $1,249,108
                                                                                    ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt (Notes 2 and 12)                            $  129,123     $   12,756
   Accounts payable - trade                                                             22,742         17,744
   Other current liabilities (Note 4)                                                   50,418         49,093
                                                                                    ----------     ----------
     Total current liabilities                                                         202,283         79,593
                                                                                    ----------     ----------
Long-term debt - less current maturities (Note 2)                                      296,677        310,250
                                                                                    ----------     ----------
Other liabilities (Notes 6 and 9)                                                       55,270         51,264
                                                                                    ----------     ----------
Deferred credits:
   Income taxes - net (Note 7)                                                          78,113         75,255
   Gain on sale/leaseback transactions (Note 9)                                                         2,750
                                                                                    ----------     ----------
     Total deferred credits                                                             78,113         78,005
                                                                                    ----------     ----------
Commitments and contingent liabilities (Note 9)
                                                                                    ----------     ----------
Stockholders' equity (Notes 3, 5 and 12):
  Preferred stock, $1.00 par value: Authorized 5,000,000 shares issuable in series:
     Series III Preferred Stock, authorized 10,300 shares, none outstanding
     Series A Preferred Stock, authorized 4,800 shares, none outstanding
     Series B Preferred Stock, authorized 4,800 shares, none outstanding
     Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
  Common stock, $.125 par value; authorized 150,000,000 shares;
   issued 89,061,665 shares at December 31, 1999
   and 88,752,976 shares at December 31, 1998                                           11,133         11,094
  Additional paid-in capital                                                           426,380        420,767
  Retained earnings                                                                    347,545        357,211
  Less cost of 5,759,319 and 5,509,319 treasury shares, respectively                    61,334         59,076
                                                                                    ----------     ----------
     Total stockholders' equity                                                        723,724        729,996
                                                                                    ----------     ----------
      Total                                                                         $1,356,067     $1,249,108
                                                                                    ==========     ==========


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------


(In thousands except per share amounts)

For the years ended December 31,                              1999           1998           1997
------------------------------------------------------     ---------      ---------      ---------
Revenues:
  Drilling services                                        $ 260,939      $ 431,664      $ 434,004
  Manufacturing sales and services                            95,545        158,913        154,852
  Aviation services                                          104,078        115,773        106,396
                                                           ---------      ---------      ---------
   Total                                                     460,562        706,350        695,252
                                                           ---------      ---------      ---------
Costs and expenses:
  Drilling services                                          214,230        219,628        217,935
  Manufacturing sales and services                            88,431        134,542        134,422
  Aviation services                                           94,413        101,899         96,390
  Depreciation and amortization                               54,699         49,703         47,078
  General and administrative                                  18,399         18,366         16,971
                                                           ---------      ---------      ---------
   Total                                                     470,172        524,138        512,796
                                                           ---------      ---------      ---------
Income (loss) from operations                                 (9,610)       182,212        182,456
                                                           ---------      ---------      ---------
Other income (expense):
  Interest expense                                           (22,755)       (17,500)       (26,208)
  Less interest capitalized                                   11,238         16,264          9,966
  Gain on disposals of property, plant and equipment           1,482          5,125          1,541
  Interest income                                              4,583          7,205          5,190
  Other - net                                                    526            395            343
                                                           ---------      ---------      ---------
   Other income (expense) - net                               (4,926)        11,489         (9,168)
                                                           ---------      ---------      ---------
Income (loss) before income taxes                            (14,536)       193,701        173,288
  Provision (credit) for income taxes (Note 7)                (4,870)        69,241         16,863
                                                           ---------      ---------      ---------
Income (loss) before extraordinary charges                    (9,666)       124,460        156,425
  Extraordinary charges from early redemption of debt
    (net of income taxes of $1,207) (Note 2)                                                 9,766
                                                           ---------      ---------      ---------
Net income (loss)                                          $  (9,666)     $ 124,460      $ 146,659
                                                           =========      =========      =========

Per share of common stock (Note 1):
  Basic:
   Income (loss) before extraordinary charges              $    (.12)     $    1.45      $    1.82
   Extraordinary charges from early redemption of debt                                         .12
                                                           ---------      ---------      ---------
   Net income (loss)                                       $    (.12)     $    1.45      $    1.70
                                                           =========      =========      =========
  Diluted:
   Income (loss) before extraordinary charges              $    (.12)     $    1.43      $    1.76
   Extraordinary charges from early redemption of debt                                         .11
                                                           ---------      ---------      ---------
   Net income (loss)                                       $    (.12)     $    1.43      $    1.65
                                                           =========      =========      =========

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


(In thousands)                                                  Common Stock
                                          ----------------------------------------------------------
                                                     Issued                      In Treasury
For the years ended                       ---------------------------  -----------------------------    Additional      Retained
 December 31, 1999, 1998 and 1997            Shares         Amount        Shares           Amount     Paid-in Capital   Earnings
---------------------------------------   ------------   ------------  ------------     ------------  --------------- ------------
Balance, January 1, 1997                        87,054   $     10,882         1,458     $      2,485   $    401,730   $     86,092
  Exercise of stock options                        623             78                                         1,247
  Value of services rendered
   by participants in the nonqualified
   stock option plan (Note 3)                                                                                 4,720
  Conversion of subordinated debentures            485             60                                         4,115
  Net income                                                                                                               146,659
                                          ------------   ------------  ------------     ------------   ------------   ------------
Balance, December 31, 1997                      88,162         11,020         1,458            2,485        411,812        232,751
  Exercise of stock options                        591             74                                         1,624
  Value of services rendered
   by participants in the nonqualified
   stock option plan (Note 3)                                                                                 7,331
  Treasury stock purchases                                                    4,051           56,591
  Net income                                                                                                               124,460
                                          ------------   ------------  ------------     ------------   ------------   ------------
Balance, December 31, 1998                      88,753         11,094         5,509           59,076        420,767        357,211
  Exercise of stock options                        294             37                                         1,171
  Value of services rendered
   by participants in the nonqualified
   stock option plan (Note 3)                                                                                 4,344
  Conversion of subordinated debenture              15              2                                           98
  Treasury stock purchases                                                      250            2,258
  Net loss                                                                                                                  (9,666)
                                          ------------   ------------  ------------     ------------   ------------   ------------
Balance, December 31, 1999                      89,062   $     11,133         5,759     $     61,334   $    426,380   $    347,545
                                          ============   ============  ============     ============   ============   ============


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

(In thousands)


For the years ended December 31,                                       1999           1998           1997
----------------------------------------------------------          ---------      ---------      ---------
Cash provided by (used in):
  Operations:
   Net income (loss)                                                $  (9,666)     $ 124,460      $ 146,659
   Adjustments to reconcile net income (loss) to net cash
     provided by operations:
      Depreciation and amortization                                    54,699         49,703         47,078
      Gain on disposals of property, plant and equipment               (1,482)        (5,125)        (1,541)
      Compensation expense                                              5,485          5,028          4,720
      Change in sale/leaseback payable                                 (3,739)        (1,131)        (4,796)
      Amortization of sale/leaseback gain                              (3,198)        (3,198)        (3,198)
      Provision for pension and postretirement benefits                 7,217          4,517          5,922
      Deferred income taxes                                            (4,419)        49,781         12,373
      Extraordinary charges from early redemption of debt                                            10,973
      Other - net                                                         144            144          2,370
   Changes in current assets and liabilities:
      Receivables - trade and other                                   (11,986)        52,530        (20,791)
      Inventories                                                      (6,540)       (10,541)       (13,243)
      Other current assets                                              4,601         (2,784)        10,891
      Current liabilities                                               6,134        (15,953)        10,165
   Net changes in other noncurrent assets and liabilities                 656            262         (1,881)
                                                                    ---------      ---------      ---------
  Net cash provided by operations                                      37,906        247,693        205,701
                                                                    ---------      ---------      ---------
  Investing activities:
   Property, plant and equipment additions                           (204,689)      (247,747)      (180,066)
   Proceeds from disposals of property, plant and equipment             3,160          8,090          3,846
   Proceeds from disposition of investment in 49% owned company                       19,550
   Repayments from affiliates                                                                           229
                                                                    ---------      ---------      ---------
  Net cash used in investing activities                              (201,529)      (220,107)      (175,991)
                                                                    ---------      ---------      ---------
  Financing activities:
   Proceeds from borrowings                                           115,550        103,012        190,985
   Repayments of borrowings                                           (12,756)       (36,156)      (202,488)
   Payments to acquire treasury stock                                  (2,258)       (55,638)
   Premiums on redemption of debt                                                                    (9,000)
   Other - net                                                          1,308          1,698          1,900
                                                                    ---------      ---------      ---------
  Net cash provided by (used in) financing activities                 101,844         12,916        (18,603)
                                                                    ---------      ---------      ---------
Increase (decrease) in cash and cash equivalents                      (61,779)        40,502         11,107
Cash and cash equivalents, beginning of year                          148,834        108,332         97,225
                                                                    ---------      ---------      ---------
Cash and cash equivalents, end of year                              $  87,055      $ 148,834      $ 108,332
                                                                    =========      =========      =========


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries, hereinafter referred to as "the Company."

The excess of cost over the net assets of subsidiaries at dates of acquisitions ($8,452,000) is being amortized over a 30-year period. At December 31, 1999, the unamortized excess cost was $1,953,000.

Intercompany balances and transactions are eliminated in consolidation.

In early 1998, the Company agreed to terminate its North Sea helicopter joint venture, KLM ERA Helicopters. The Company received a distribution of KLM ERA's assets approximating the carrying value of its 49% interest, including $19.6 million in cash, two Sikorsky S-61N helicopters valued at $4.7 million and spare engines and parts valued at $1.4 million.

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

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $90,085,000 and $69,509,000, $152,992,000 and $110,550,000, and $148,348,000 and
$110,476,000 in 1999, 1998 and 1997, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs.

Full provision is made for any anticipated losses on turnkey drilling or manufacturing projects.

EARNINGS (LOSS) PER COMMON SHARE. "Basic" earnings (loss) per share is determined as income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. "Diluted" earnings (loss) per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

The computation of basic and diluted earnings (loss) per share for each of the past three years is as follows (in thousands except per share amounts):

                                    Income (Loss) Before
                                        Extraordinary                        Per Share
Year ended December 31,                    Charges           Shares            Amount
                                        ------------      ------------     ------------
1999:
Basic income (loss) per share          $     (9,666)           83,176     $       (.12)
Effect of dilutive securities:
  Convertible debentures
  Stock options
                                        ------------      ------------
Diluted income (loss) per share         $     (9,666)           83,176     $       (.12)
                                        ============      ============     ============

1998:
Basic income per share                  $    124,460            85,641     $       1.45
Effect of dilutive securities:
  Convertible debentures                                           844
  Stock options                                                    804
                                        ------------      ------------
Diluted income per share                $    124,460            87,289     $       1.43
                                        ============      ============     ============

1997:
Basic income per share                  $    156,425            86,184     $       1.82
Effect of dilutive securities:
  Convertible debentures                         172             1,236
  Stock options                                                  1,803
                                        ------------      ------------
Diluted income per share                $    156,597            89,223     $       1.76
                                        ============      ============     ============

Excluded from the 1999 computation of Diluted income (loss) per share are incremental shares of 738,000 related to convertible debentures and 541,000 related to stock options as their inclusion would have had the effect of decreasing the per share amount of loss for the year. The 1999 presentation also excludes any effects of the Company's sale, in early 2000, of 10.3 million shares of its common stock. See Note 12 for further information.

STATEMENT OF CASH FLOWS. The Company generally considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Noncash financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the addition in 1999 of $1,141,000 of tax benefits related to employee stock options; the conversion in 1999 of $100,000 of a Series III Floating Rate Subordinated Convertible Debenture into 14,814 shares of common stock; the reduction in 1998 of $2,303,000 of tax benefits related to employee stock options; the purchase in 1998 of $953,000 of treasury stock which was unsettled at year end; and the conversion in 1997 of the remaining $3,600,000 of the Series II Floating Rate Subordinated Convertible Debenture into 400,000 shares of common stock. See Notes 2 and 3 for further information.

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

PROPERTY AND DEPRECIATION. The Company provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                                  Salvage
                                                  Years            Value
                                                  -----            -----
Offshore drilling equipment:
  Super Gorilla jack-ups                               25              20%
  Semi-submersible                                     15              20%
  Gorilla and other cantilever jack-ups                15              20%
  Conventional jack-ups                                12              20%
Land drilling equipment                                12              20%
Drill pipe and tubular equipment                        4              10%
Aviation equipment:
  Aircraft                                        7 to 10        15 to 25%
  Other                                           2 to 10         various
Manufacturing plant and equipment:
  Buildings and improvements                     10 to 25        10 to 20%
  Other                                           2 to 12         various
Other property and equipment                      3 to 40         various
                                               ==========      ==========

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

COMPREHENSIVE INCOME. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. Statement No. 130 essentially requires prominent disclosure of all non-shareholder changes in equity during a period. The Company had no items of "other comprehensive income," as defined in Statement No. 130, during 1999, 1998 or 1997.

DERIVATIVES. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998, requires recognition of derivative financial instruments as assets or liabilities, measured at fair value, and is effective for fiscal years beginning after June 15, 2000. The Company held no derivatives in 1999, 1998 or 1997 and believes the adoption of Statement No. 133, effective January 1, 2001, will not materially impact its financial position or results of operations.

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

RECLASSIFICATIONS. Certain reclassifications have been made in the 1998 and 1997 amounts to conform with the 1999 presentations.

NOTE 2  LONG-TERM DEBT

Long-term debt consisted of (in thousands):

December 31,                                1999         1998
                                          --------     --------
$155 million bank revolving credit
  facility maturing in 2000               $110,000     $110,000
6.94% Title XI note payable due 2010;
  secured by Gorilla V                      61,418       67,000
6.15% Title XI note payable due 2010;
  secured by Gorilla V                      78,917       86,091
Floating-rate Title XI note payable;
  secured by Gorilla VI                    152,818       59,915
Floating-rate Title XI note payable;
  secured by Gorilla VII                    22,647
                                          --------     --------
Total                                      425,800      323,006
Less current maturities                    129,123       12,756
                                          --------     --------
Remainder                                 $296,677     $310,250
                                          ========     ========

Maturities of long-term debt for the five years ending December 31, 2004 are as follows: 2000 - $129,123,000, 2001 - $25,491,000, 2002 - $27,378,000, 2003 -
$27,378,000 and 2004 - $27,378,000.

At December 31, 1999, the Company had available $45,000,000 under a $155,000,000 unsecured bank revolving credit facility maturing in October 2000. Advances under the facility bear interest at either .625% above a short-term LIBOR rate or the higher of a prime commercial lending rate or .50% above a three-month certificate of deposit rate, depending upon the Company's election. The facility requires a commitment fee of .375% on the average daily amount of the commitment. Interest and the commitment fee are generally payable quarterly. Outstanding advances at December 31, 1999 totaled $110,000,000 and bore interest at 7.09%. In February 2000, the Company repaid the outstanding advances and cancelled the credit facility. See Notes 5 and 12 for further information.

The Company has financed $153,091,000 of the cost of Rowan Gorilla V through two fixed-rate bank notes guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. On July 1, 1997, the Company fixed $67,000,000 of outstanding borrowings at 6.94% until July 2010. On July 1, 1998, the Company fixed the remaining $86,091,000 principal amount at 6.15% until July 2010. Principal and accrued interest are payable semi-annually on each January 1 and July 1. Rowan Gorilla V is pledged as security for the government guarantee.

In September 1998, the Company obtained financing for up to $171,007,000 of the cost of designing and constructing Rowan Gorilla VI through a 12-year bank loan guaranteed by MARAD under its Title XI Program. The Company obtains funding as construction progress is achieved and outstanding borrowings initially bear interest at .30% above a short-term LIBOR rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal by the earlier of September 15, 2002 or two years following completion of construction. Interest is payable semi-annually on each March 15 and September 15 and the principal will be repaid in semi-annual installments commencing September 15, 2000. Rowan Gorilla VI is pledged as security for the government guarantee. At December 31, 1999, the Company had borrowed about $152,818,000, which bore interest at floating rates ranging from 6.30% to 6.49%.

In October 1999, the Company obtained financing for up to $185,398,000 of the cost of designing and constructing Rowan Gorilla VII through a 12-year bank loan guaranteed by MARAD under its Title XI Program. The Company obtains funding as construction progress is achieved and outstanding borrowings initially bear interest at .30% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal by the earlier of April 20, 2004 or two years following completion of construction. Interest is payable semi-annually beginning April 20, 2000 and the principal will be repaid in semi-annual installments commencing April 20, 2002. Rowan Gorilla VII is pledged as security for the government guarantee. At December 31, 1999, the Company had borrowed about $22,647,000, which bore interest at floating rates ranging from 6.27% to 6.30%.

In April 1999, the Company issued $4,800,000 of Series B Floating Rate Subordinated Convertible Debentures. The debentures are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009 as follows, unless earlier redeemed or the conversion privilege is terminated: $1,200,000 on or after April 22, 2000, $2,400,000 on or after April 22, 2001, $3,600,000 on or after April 22,
2002 and $4,800,000 on or after April 22, 2003. At December 31, 1999, the Company also had $4,800,000 principal amount of Series A Floating Rate Subordinated Convertible Debentures outstanding which are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008 as follows, unless earlier redeemed or the conversion privilege is terminated: $1,200,000 through April 23, 2000, $2,400,000 on or after April 24, 2000, $3,600,000 on or after April 24, 2001 and
$4,800,000 on or after April 24, 2002. At December 31, 1999, the Company also had $8,525,000 principal amount of Series III Floating Rate Subordinated Convertible Debentures outstanding which are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004. The Series A, Series B and Series III debentures were originally issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding the Company's convertible debenture incentive plans.

In March 1998, the Company repaid the balance of $36,156,000 of 7% promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations.

During April and December 1997, the Company redeemed $50,000,000 and $150,000,000, respectively, of its 117?8% Senior Notes due 2001. These transactions resulted in extraordinary charges of $9,766,000, or $.11 per diluted share, comprised of $9,000,000 of prepayment premiums and $1,973,000 of unamortized issue costs, net of $1,207,000 of income tax benefits.

Interest payments exceeded interest capitalized by $9,335,000 in 1999 and $14,222,000 in 1997 and were less than interest capitalized by $1,088,000 in 1998.

The Company's debt agreements contain provisions that require an excess of current assets over current liabilities, an excess of stockholders' equity over consolidated debt and a minimum level of stockholders' equity, and restrict investments, sale/leaseback transactions, mergers, consolidations, sales of assets, borrowings, creation of liens, purchases of the Company's capital stock and common stock dividend payments. The Company believes it was in compliance with each of its debt covenants at December 31, 1999. See Note 5 for further information.

NOTE 3  STOCKHOLDERS' EQUITY

The Company's 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 10,000,000 shares of the Company's common stock. At December 31, 1999, options for 7,164,779 shares had been granted under the plan at exercise prices ranging from $1.00 to $19.75 per share and 412 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

The Company's 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of the Company's common stock. At December 31, 1999, 64,000 shares had been granted under the plan at exercise prices ranging from $14.53 to $29.75. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

Stock option activity for the last three years was as follows:

                                                          Weighted
                                                          average
                                       Number of          exercise
                                        Options            price
                                      -----------      ------------
Outstanding at January 1, 1997          2,498,288      $       3.39
  Granted                                 817,000             12.17
  Exercised                              (622,888)             2.14
  Forfeited                              (124,375)             5.52
                                      -----------      ------------
Outstanding at December 31, 1997        2,568,025              6.38
  Granted                                 774,200             20.19
  Exercised                              (590,875)             2.86
  Forfeited                               (79,525)            11.73
                                      -----------      ------------
Outstanding at December 31, 1998        2,671,825             11.00
  Granted                                 909,900              4.34
  Exercised                              (293,875)             4.11
  Forfeited                               (85,100)             9.96
                                      -----------      ------------
Outstanding at December 31, 1999        3,202,750      $       9.77
                                      ===========      ============

Exercisable at December 31, 1997          690,400      $       2.12
                                      ===========      ============
Exercisable at December 31, 1998          847,525      $       4.84
                                      ===========      ============
Exercisable at December 31, 1999        1,283,625      $       8.86
                                      ===========      ============

The following table summarizes information about stock options outstanding at December 31, 1999.

                                                Weighted    Weighted
                                                average     average
Exercise                         Number of      exercise   remaining
Price                             Options        price    life (years)
                                 ---------      --------  ------------
Outstanding:
$1.00                              554,150       $ 1.00            4.8
$4.06                              877,200         4.06            9.3
$5.00 to $9.99                     677,000         8.95            6.9
$10.00 to $29.75                 1,094,400        19.28            7.9
                                 ---------       ------            ---
                                 3,202,750       $ 9.77            7.5
                                 =========       ======            ===
Exercisable:
$1.00                              554,150       $ 1.00
$4.06                                   --           --
$5.00 to $9.99                     307,750         8.72
$10.00 to $29.75                   421,725        19.30
                                 ---------       ------
                                 1,283,625       $ 8.86
                                 =========       ======

The weighted average fair values at date of grant for options granted during 1999, 1998 and 1997 were estimated to be $10.60, $14.56 and $10.22, respectively, using the Black-Scholes option valuation model with the following assumptions:

                              1999            1998            1997
                           ----------      ----------      ----------
Expected life in years            2.7             2.5             2.5
Interest rate                     6.2%            4.5%            5.3%
Volatility                       55.5%           52.7%           45.8%
                           ----------      ----------      ----------

The Company determines compensation expense for each option pursuant to Accounting Principles Board Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. The Company estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides an alternative method for measuring compensation cost, would have reduced reported amounts of net income (loss) and earnings
(loss) per share by $1.8 million, or $.02 per share, in 1999, $1.2 million, or $.02 per share, in 1998 and $.6 million, or $.01 per share, in 1997.

The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan provides for the issuance to key employees of up to $30,000,000 in floating rate subordinated convertible debentures. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 1999, all $4,800,000 principal amount of Series A debentures issued in 1998 and all $4,800,000 principal amount of Series B debentures issued in 1999 were outstanding. The outstanding Series A and B debentures are collectively convertible into 502,678 shares of the Company's common stock.

Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating rate subordinated convertible debentures in the aggregate principal amount of $19,925,000 were issued by the Company. The debentures are initially convertible into preferred stock which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 1999, all $5,125,000 of Series I debentures issued in 1986 and the $4,500,000 Series II debenture issued in 1987 had been converted into an aggregate 1,391,304 shares of the Company's common stock at $5.75 per share and $9.00 per share, respectively. Of the $10,300,000 principal amount of Series III debentures issued in 1994, $8,525,000 was outstanding at December 31, 1999 and is ultimately convertible into 1,262,964 shares of the Company's common stock.

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

NOTE 4  OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

December 31,                                     1999           1998
                                              ----------     ----------
Gain on sale/leaseback transactions           $    2,750     $    3,198
Customer deposits                                  9,249          2,784
Accrued liabilities:
  Income taxes                                     1,499            839
  Compensation and related employee costs         16,978         21,106
  Interest                                         7,982          5,944
  Taxes and other                                 11,960         15,222
                                              ----------     ----------
Total                                         $   50,418     $   49,093
                                              ==========     ==========

NOTE 5  RESTRICTIONS ON RETAINED EARNINGS

Under the terms of its revolving credit facility maturing in October 2000, the Company's ability to declare dividends or make any distribution on its common stock in any quarter was limited to the sum of a) $20,000,000, plus b) 50% of cumulative consolidated net income, if positive, subsequent to December 31, 1996, plus c) the net proceeds from the sale of any class of capital stock after December 31, 1996, less d) 100% of cumulative consolidated net income, if negative, subsequent to December 31, 1996. Under this restriction, approximately $150,727,000 of the Company's retained earnings was available for distribution at December 31, 1999. In February 2000, the Company repaid the outstanding advances and cancelled the credit facility. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

NOTE 6  BENEFIT PLANS

Since 1952, the Company has sponsored defined benefit pension plans covering substantially all of its employees. In addition, the Company provides certain health care and life insurance benefits for retired drilling and aviation employees.

During 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which essentially standardizes and simplifies disclosures required about pension and other postretirement benefit plans. Changes in plan assets and obligations during 1999 and 1998 and the funded status of the plans at December 31, 1999 and 1998 were as follows (in thousands):

                                  Pension Benefits               Other Benefits
                              ------------------------      ------------------------
                                1999           1998           1999           1998
                              ---------      ---------      ---------      ---------
BENEFIT OBLIGATIONS:
  Balance, January 1          $ 186,953      $ 155,935      $  38,775      $  36,075
  Service cost                    7,890          6,423          1,742          1,542
  Interest cost                  12,819         11,599          2,690          2,416
  Plan changes                                                                (5,067)
  Actuarial (gain) loss         (26,368)        19,523         (4,596)         4,750
  Benefits paid                  (6,622)        (6,527)          (839)          (941)
                              ---------      ---------      ---------      ---------
  Balance, December 31          174,672        186,953         37,772         38,775
                              ---------      ---------      ---------      ---------
PLAN ASSETS:
  Fair value, January 1         148,564        168,699
  Actual return                  34,432        (14,232)
  Employer contributions          2,408            624
  Benefits paid                  (6,622)        (6,527)
                              ---------      ---------      ---------      ---------
  Fair value, December 31       178,782        148,564
                              ---------      ---------      ---------      ---------
Funded status                     4,110        (38,389)       (37,772)       (38,775)
Unrecognized amounts:
  Actuarial (gain) loss         (21,892)        23,748          6,717         11,711
  Transition (asset)
   obligation                                   (1,211)         9,833         10,590
  Prior service cost                 93            209         (4,442)        (4,755)
                              ---------      ---------      ---------      ---------
Accrued benefit cost          $ (17,689)     $ (15,643)     $ (25,664)     $ (21,229)
                              =========      =========      =========      =========

The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 1999, included 1,595,000 shares of the Company's common stock at an average cost of $5.32 per share. At December 31, 1999, $9,656,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $7,033,000 yielding approximately 5.04% to maturity.

 Net periodic pension cost included the following components (in thousands):

                                     1999          1998          1997
                                   --------      --------      --------
Service cost                       $  7,890      $  6,423      $  5,471
Interest cost                        12,819        11,599        10,340
Expected return on plan assets      (15,159)      (15,734)      (13,225)
Recognized actuarial gain                            (347)
Amortization:
  Prior service cost                    115           115           115
  Transition asset                   (1,211)       (1,211)       (1,211)
                                   --------      --------      --------
Total                              $  4,454      $    845      $  1,490
                                   ========      ========      ========

Other benefits cost included the following components  (in thousands):

                               1999         1998         1997
                              -------      -------      -------
Service cost                  $ 1,742      $ 1,542      $ 1,666
Interest cost                   2,690        2,416        2,528
Recognized actuarial loss         398          220          297
Amortization:
  Transition obligation           756          756          756
  Prior service cost             (312)        (312)
                              -------      -------      -------
Total                         $ 5,274      $ 4,622      $ 5,247
                              =======      =======      =======

Assumptions used in actuarial calculations were as follows:

                                     1999          1998          1997
                                   --------      --------      --------
Discount rate                           8.0%         6.75%         7.25%
Expected return on plan assets          9.5%          9.5%          9.5%
Rate of compensation increase           4.0%          4.0%          4.0%
                                      =====         =====         =====

The assumed increase in per capita health care costs ranged from 7.5% in 1999 to 5.0% in 2003 and thereafter. To demonstrate the significance of this assumption, a one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

                                          1-Percentage-point Change
                                        ----------------------------
                                          Increase          Decrease
                                          --------          --------
Increase (decrease) in:
  Service and interest cost               $    656          $   (540)
  Postretirement benefit obligation          4,547            (3,841)
                                          ========          ========

The Company sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 1999 and 1998 of $3,801,000 and $4,278,000,
respectively. The net pension liabilities included in the Company's consolidated balance sheet were $4,197,000 and $3,462,000 at December 31, 1999 and 1998, respectively. Net pension cost was $774,000 in 1999, $652,000 in 1998 and $530,000 in 1997.

The Company also sponsors defined contribution 401(k) plans covering all employees. The Company contributed to the plans about $2,533,000 in 1999, $2,621,000 in 1998 and $2,207,000 in 1997.

NOTE 7  INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

Year ended December 31,         1999         1998        1997
                               -------      -------     -------
Current:
  Federal                      $(2,320)     $17,915     $ 3,296
  Foreign                        1,837        1,285          78
  State                             32          260         128
                               -------      -------     -------
   Total current provision        (451)      19,460       3,502
Deferred                        (4,419)      49,781      13,361
                               -------      -------     -------
Total                          $(4,870)     $69,241     $16,863
                               =======      =======     =======


The Company's provision (credit) for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income (loss) before extraordinary charges, as follows (in thousands):

Year ended December 31,               1999           1998          1997
                                    --------       --------      --------
Statutory rate                            35%            35%           35%
Tax at statutory rate               $ (5,088)      $ 67,795      $ 60,651
Increase (decrease) due to:
  Change in valuation allowance                                   (38,415)
  Foreign companies' operations         (618)            41       (10,443)
  Expiration of tax credits                                         9,593
  Other - net                            836          1,405        (4,523)
                                    --------       --------      --------
Total provision (credit)            $ (4,870)      $ 69,241      $ 16,863
                                    ========       ========      ========

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1999 and 1998, were as follows (in thousands):

                                       1999                       1998
                              ----------------------     ----------------------
December 31,                   Current    Noncurrent     Current     Noncurrent
                              --------    ----------     --------    ----------
Deferred tax assets:
  Sale/leaseback gain         $    963                   $  1,119     $    967
  Accrued employee
    benefit plan costs             315     $ 15,432           315       13,997
  Alternative minimum tax        5,042                      5,017
  Net operating losses           7,144
  Investment tax credits         3,554                      2,862
  Other                          1,586        5,765         2,014        4,539
                              --------     --------      --------     --------
                                18,604       21,197        11,327       19,503
                              --------     --------      --------     --------
Deferred tax liabilities:
  Property, plant and
    equipment                                99,212                     93,818
  Other                                          98                        940
                              --------     --------      --------     --------
                                             99,310                     94,758
                              --------     --------      --------     --------
Deferred tax asset
  (liability) - net           $ 18,604     $(78,113)     $ 11,327     $(75,255)
                              ========     ========      ========     ========

The Company did not deem necessary a valuation allowance against its deferred tax assets at December 31, 1999 and 1998.

At December 31, 1999, the Company had $3,089,000 of regular investment tax credits and $465,000 of ESOP (Employee Stock Ownership Plan) tax credits available for application against future federal taxes payable. Total credits, if not utilized, will expire as follows: 2001 - $3,326,000 and 2002 - $228,000. In addition, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20,412,000, the majority of which will expire, if not utilized, in 2019.

Deferred income taxes not provided on undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $10,555,000 at December 31, 1999.

Income (loss) before income taxes consisted of $(5,349,000), $189,207,000 and $154,313,000 of domestic earnings (losses), and $(9,187,000), $4,494,000 and
$18,975,000 of foreign earnings (losses) in 1999, 1998 and 1997, respectively.

Income tax payments exceeded refunds by $1,405,000 in 1999, $16,743,000 in 1998 and $3,781,000 in 1997.

NOTE 8  FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 1999, the carrying amounts of the Company's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 1999 as such instruments bear short-term, market-based interest rates. The fair value of the Company's fixed-rate debt at December 31, 1999 was estimated to be approximately $136 million, or a $4 million discount to carrying value, based upon quoted market prices for similar issues.

NOTE 9  COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, the Company sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, for a total of $126,500,000 in cash and leased each rig back under operating leases with effective interest rates of 9.3% and 8.0%, respectively. Each sale resulted in a gain which is being recognized over the respective basic lease term expiring in 2000. The Company has exercised its option to extend each lease for a period of seven and one-half years with lease rates equal to 50% of the weighted average semi-annual lease payments during each basic lease term.

Total payments to be made under the sale/leaseback agreements are being expensed on a straight-line basis. Current and other liabilities at December 31, 1999 and 1998 included the excess of inception-to-date sale/leaseback expenses over related payments of $3,186,000 and $6,930,000, respectively.

The Company has operating leases covering aircraft hangars, offices and computer equipment, marine vessels and the sale/leaseback rigs. Net rental expense under all operating leases was $22,854,000 in 1999, $26,524,000 in 1998 and
$21,619,000 in 1997.

As of December 31, 1999, the future minimum payments to be made under noncancelable operating leases were (in thousands):

2000                  $ 24,973
2001                    16,764
2002                    16,209
2003                    15,325
2004                    13,179
Later years             36,051
                      --------
Total                 $122,501
                      ========

The Company has certain environmental liabilities related to its manufacturing facilities. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. The Company believes that it has adequately accrued for environmental liabilities.

The Company is involved in various legal proceedings incidental to its business. The Company is vigorously defending its position in such matters and is of the opinion that there are no contingencies, claims or lawsuits against the Company that will have a material adverse effect on its financial position, results of operations or cash flows.

The Company estimates 2000 capital expenditures will be between $150,000,000 and $175,000,000, including $100,000,000 to $125,000,000 toward construction of the offshore rigs Gorillas VI and VII.

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

Assets are ascribed to a segment based upon their direct use. The Company classifies its drilling rigs as domestic or foreign based upon the rig's location. Accordingly, drilling rigs located in or offshore the United States are considered domestic assets and rigs located in other areas are deemed foreign assets.

The Company's total assets are identified by operating segment and its fixed assets are shown geographically as follows (in thousands):

December 31,                1999           1998           1997
                         ----------     ----------     ----------
Consolidated assets:
  Drilling               $1,038,433     $  942,158     $  803,747
  Manufacturing             180,120        176,145        163,113
  Aviation                  137,514        130,805        155,275
                         ----------     ----------     ----------
Total                    $1,356,067     $1,249,108     $1,122,135
                         ==========     ==========     ==========
Property, plant and
  equipment - net:
  Domestic               $  685,829     $  480,005     $  551,853
  Foreign                   339,910        397,192        125,307
                         ----------     ----------     ----------
Total                    $1,025,739     $  877,197     $  677,160
                         ==========     ==========     ==========

At December 31, 1999, 31 drilling rigs, including 17 offshore rigs, were located in domestic areas and five offshore rigs were located in foreign areas. Aviation services assets included the Company's investment in KLM ERA Helicopters in 1997.

Information regarding revenues and profitability by operating segment is as follows (in thousands):

Year ended December 31,          1999           1998          1997
                              ---------      ---------     ---------
Revenues:
  Drilling services           $ 260,939      $ 431,664     $ 434,004
  Manufacturing
   and services                  95,545        158,913       154,852
  Aviation services             104,078        115,773       106,396
                              ---------      ---------     ---------
Consolidated                  $ 460,562      $ 706,350     $ 695,252
                              =========      =========     =========
Operating profit (loss):*
  Drilling services           $  11,818      $ 180,091     $ 185,037
  Manufacturing sales
   and services                     667         18,902        16,294
  Aviation services              (3,696)         1,585        (1,904)
                              ---------      ---------     ---------
Consolidated                  $   8,789      $ 200,578     $ 199,427
                              =========      =========     =========

* Income (loss) from operations before deducting general and administrative expenses.

Excluded from the preceding table are the effects of transactions between segments. During 1999, 1998 and 1997 the Company's manufacturing division provided approximately $125,256,000, $108,981,000 and $82,707,000, respectively, of products and services to the drilling division and the Company's aviation division provided approximately $1,228,000, $1,313,000 and $2,859,000, respectively, of flight services to the drilling division.

Foreign-source revenues were as follows (in thousands):

Year ended December 31,       1999         1998         1997
                            --------     --------     --------
Drilling services           $156,772     $194,839     $127,479
Manufacturing sales
  and services                 1,954        1,129        2,124
Aviation services              1,060        2,406        5,027
                            --------     --------     --------
Total                       $159,786     $198,374     $134,630
                            ========     ========     ========

The Company did not have any customers which accounted for 10% or more of consolidated revenues during 1999, 1998 or 1997.

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

Certain other financial information for each of the Company's principal operating segments is summarized as follows (in thousands):


Year ended December 31,              1999         1998         1997
                                   --------     --------     --------
Depreciation and amortization:
  Drilling                         $ 34,891     $ 31,945     $ 31,032
  Aviation                           13,361       12,289       11,910
  Manufacturing                       6,447        5,469        4,136
Capital expenditures:
  Drilling                          180,641      217,725      146,760
  Aviation                           16,046       16,256       16,977
  Manufacturing                       8,002       13,766       16,329
Maintenance and repairs:
  Drilling                           29,717       33,083       29,643
  Aviation                           18,404       23,408       21,293
  Manufacturing                       8,922       12,241       13,865
                                   --------     --------     --------

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

NOTE 12  SUBSEQUENT EVENTS

On January 31, 2000, the Company completed the purchase of The Ellis Williams Company, Inc. and EWCO, Inc. dba Traitex Machine Co., which collectively design and manufacture mud pumps ranging in capacity from 350 to 2,200 horsepower. The purchase price was approximately $9 million, with $6 million in cash and the balance in promissory notes due over a three-year period.

During February and March 2000, the Company completed the sale of 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. The net proceeds of approximately $247 million were first applied to repayment of the $110 million outstanding under the Company's $155 million bank revolving credit facility which was subsequently cancelled. Remaining offering proceeds will be retained for working capital and general corporate purposes.

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

ROWAN COMPANIES, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 3, 2000


--------------------------------------------------------------------------------
                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1998 and 1999 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):


                              First          Second         Third         Fourth
                             Quarter        Quarter        Quarter       Quarter
                            ---------      ---------      ---------     ---------
1998:
Revenues                    $ 183,914      $ 204,240      $ 183,470     $ 134,726
Operating profit               69,020         71,001         51,865         8,692
Net income                     42,759         44,389         32,495         4,817
Net income per
  common share:
   Basic                          .49            .51            .38           .06
   Diluted                        .48            .50            .38           .06
                            =========      =========      =========     =========

1999:
Revenues                    $ 100,053      $ 119,169      $ 119,923     $ 121,417
Operating profit (loss)        (9,360)         2,129          6,905         9,115
Net income (loss)             (10,002)        (2,622)           601         2,357
Net income (loss) per
  common share:
   Basic                         (.12)          (.03)           .01           .03
   Diluted                       (.12)          (.03)           .01           .03
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

--------------------------------------------------------------------------------
                    COMMON STOCK PRICE RANGE, CASH DIVIDENDS
                          AND STOCK SPLITS (UNAUDITED)
--------------------------------------------------------------------------------


The price range below is as reported by the New York Stock Exchange on the Composite Tape. On March 3, 2000, there were approximately 2,900 holders of record.

                    1999                      1998
           ---------------------     ---------------------
Quarter      High          Low         High          Low
           --------     --------     --------     --------
First      $  14.19     $   8.50     $  32.00     $  22.44
Second        19.94        11.38        32.50        18.75
Third         20.94        15.81        20.63         9.00
Fourth        21.69        13.75        15.94         9.13
           ========     ========     ========     ========

The Company did not pay any dividends on its common stock during 1999 and 1998. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends.

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


30