Form 10-K405, Exhibit 13
period 2000-12-31
ROWAN COMPANIES INC
filed 2001-03-30
CIK 85408

                                                                      EXHIBIT 13

                            TEN-YEAR FINANCIAL REVIEW

(In thousands except per share amounts and ratios)      2000           1999              1998           1997              1996
                                                     -----------    -----------       -----------    -----------       -----------
OPERATIONS
Revenues:
    Drilling services                               $    418,948    $   260,939       $   431,664    $   434,004       $   316,123
    Manufacturing sales and services                     103,465         95,545           158,913        154,852           143,768
    Aviation services                                    123,546        104,078           115,773        106,396           111,269
                                                    ------------    -----------       -----------    ------------      -----------
      Total                                              645,959        460,562           706,350        695,252           571,160
                                                    ------------    -----------       -----------    ------------      -----------
Costs and expenses:
    Drilling services                                    256,615        213,356           218,372        217,514           202,394
    Manufacturing sales and services                      88,463         88,430           134,535        134,324           131,693
    Aviation services                                    106,374         93,806            98,037         95,368            91,570
    Depreciation and amortization                         58,865         54,699            49,703         47,078            47,882
    General and administrative                            24,072         18,399            18,366         16,971            16,591
                                                    ------------    -----------       -----------    ------------      -----------
      Total                                              534,389        468,690           519,013        511,255           490,130
                                                    ------------    -----------       -----------    ------------      -----------
Income (loss) from operations                            111,570         (8,128)          187,337        183,997            81,030
                                                    ------------    -----------       -----------    ------------      -----------
Other income (expense):
    Interest expense                                     (25,652)       (22,755)          (17,500)       (26,208)          (27,547)
    Less interest capitalized                             13,510         11,238            16,264          9,966             2,516
    Interest income                                       10,948          4,583             7,205          5,190             4,157
    Other - net                                              487            526               395            343               374
                                                    ------------    -----------       -----------    ------------      -----------
      Other income (expense) - net                          (707)        (6,408)            6,364        (10,709)          (20,500)
                                                    ------------    -----------       -----------    ------------      -----------
Income (loss) before income taxes                        110,863        (14,536)          193,701        173,288            60,530
    Provision (credit) for income taxes                   40,650         (4,870)           69,241         16,863              (808)
                                                    ------------    -----------       -----------    ------------      -----------
Income (loss) before extraordinary charges                70,213         (9,666)          124,460        156,425            61,338
    Extraordinary charges from redemption of debt                                                          9,766
                                                    ------------    -----------       -----------    ------------      -----------
Net income (loss)                                   $     70,213    $    (9,666)      $   124,460    $   146,659       $    61,338
                                                    ------------    -----------       -----------    ------------      -----------

Per share of common stock:
    Net income (loss):
      Basic                                         $        .76    $      (.12)      $      1.45    $       1.70(2)   $       .72
                                                    ------------    -----------       -----------    ------------      -----------
      Diluted                                       $        .74    $      (.12)      $      1.43    $       1.65(2)   $       .70
                                                    ------------    -----------       -----------    ------------      -----------
    Cash dividends                                  $       --      $      --         $      --      $      --         $      --
                                                    ------------    -----------       -----------    ------------      -----------

FINANCIAL POSITION
Working capital                                     $    379,003    $   122,792(1)    $   286,059    $   330,852       $   232,045
                                                    ------------    -----------       -----------    ------------      -----------

Property, plant and equipment - at cost:

    Drilling equipment                                 1,553,849      1,268,704         1,238,361        965,292           954,249
    Aircraft and related equipment                       236,760        221,776           211,313        202,044           188,681
    Manufacturing plant and equipment                     94,077         83,835            75,949         60,902            37,377
    Construction in progress                             157,314        248,567           127,075        195,996            77,318
    Other property and equipment                         121,997        113,008           108,353         94,476            94,517
                                                    ------------    -----------       -----------    ------------      -----------
      Total                                            2,163,997      1,935,890         1,761,051      1,518,710         1,352,142
                                                    ------------    -----------       -----------    ------------      -----------

Property, plant and equipment - net                    1,182,780      1,025,739           877,197        677,160           546,200
Total assets                                           1,678,426      1,356,067         1,249,108      1,122,135           899,308
Capital expenditures                                     223,082        204,689           247,747        180,066           117,947
Long-term debt                                           372,212        296,677           310,250        256,150           267,321
Common stockholders' equity                            1,052,757        723,724           729,996        653,098           496,219
                                                    ------------    -----------       -----------    ------------      -----------

STATISTICAL INFORMATION
Current ratio                                               4.63           1.61(1)           4.59           5.06              3.72
Long-term debt/total capitalization                          .26            .29               .30            .28               .35
Book value per share of common stock                $      11.17    $      8.69       $      8.77    $      7.53       $      5.80
Price range of common stock                         $19.06-34.25    $8.50-21.69       $9.00-32.50    $16.75-43.94      $8.88-24.50
                                                    ------------    -----------       -----------    ------------      -----------
(In thousands except per share amounts and ratios)     1995           1994           1993           1992           1991
                                                    -----------    -----------    -----------    -----------    -----------
OPERATIONS
Revenues:
    Drilling services                               $   250,080    $   245,917    $   271,022    $   162,121    $   170,739
    Manufacturing sales and services                    133,755         96,664
    Aviation services                                    87,462         95,578         82,174         87,877        101,433
                                                    -----------     ----------    -----------     ----------    -----------
      Total                                             471,297        438,159        353,196        249,998        272,172
                                                    -----------     ----------    -----------     ----------    -----------
Costs and expenses:
    Drilling services                                   203,415        207,306        210,901        162,366        146,866
    Manufacturing sales and services                    120,328         86,883
    Aviation services                                    77,964         79,381         67,121         74,066         81,691
    Depreciation and amortization                        50,555         50,790         51,918         51,367         52,954
    General and administrative                           14,692         13,862         13,940         12,092         11,739
                                                    -----------     ----------    -----------     ----------    -----------
      Total                                             466,954        438,222        343,880        299,891        293,250
                                                    -----------     ----------    -----------     ----------    -----------
Income (loss) from operations                             4,343            (63)         9,316        (49,893)       (21,078)
                                                    -----------     ----------    -----------     ----------    -----------
Other income (expense):
    Interest expense                                    (27,702)       (27,530)       (25,361)       (26,254)       (21,379)
    Less interest capitalized
    Interest income                                       5,209          4,813          2,348          2,658          4,763
    Other - net                                             468            260            150            165            127
                                                    -----------     ----------    -----------     ----------    -----------
      Other income (expense) - net                      (22,025)       (22,457)       (22,863)       (23,431)       (16,489)
                                                    -----------     ----------    -----------     ----------    -----------
Income (loss) before income taxes                       (17,682)       (22,520)       (13,547)       (73,324)       (37,567)
    Provision (credit) for income taxes                    754            469           (288)           429          1,174
                                                    -----------     ----------    -----------     ----------    -----------
Income (loss) before extraordinary charges              (18,436)       (22,989)       (13,259)       (73,753)       (38,741)
    Extraordinary charges from redemption of debt                                                                    5,627
                                                    -----------     ----------    -----------     ----------    -----------
Net income (loss)                                   $   (18,436)   $   (22,989)   $   (13,259)   $   (73,753)   $   (44,368)
                                                    -----------     ----------    -----------     ----------    -----------

Per share of common stock:
    Net income (loss):
      Basic                                         $      (.22)   $      (.27)   $      (.17)   $     (1.01)   $      (.61)(3)
                                                    -----------     ----------    -----------     ----------    -----------
      Diluted                                       $      (.22)   $      (.27)   $      (.17)   $     (1.01)   $      (.61)(3)
                                                    -----------     ----------    -----------     ----------    -----------
    Cash dividends                                  $      --      $      --      $      --      $      --      $      --
                                                    -----------     ----------    -----------     ----------    -----------

FINANCIAL POSITION
Working capital                                     $   200,588    $   195,945    $   172,117    $    61,397    $   125,996
                                                    -----------     ----------    -----------     ----------    -----------

Property, plant and equipment - at cost:

    Drilling equipment                                  944,021        961,391        950,538        939,793        913,379
    Aircraft and related equipment                      189,954        176,874        166,791        162,001        158,361
    Manufacturing plant and equipment                    25,037         18,955
    Construction in progress
    Other property and equipment                         91,089         86,883         81,636         79,801         76,251
                                                    -----------     ----------    -----------     ----------    -----------
      Total                                           1,250,101      1,244,103      1,198,965      1,181,595      1,147,991
                                                    -----------     ----------    -----------     ----------    -----------

Property, plant and equipment - net                     487,039        506,121        507,193        537,819        552,481
Total assets                                            802,488        805,179        765,263        684,301        895,889
Capital expenditures                                     33,881         43,377         21,989         39,528         85,618
Long-term debt                                          247,744        248,504        207,137        212,907        220,764
Common stockholders' equity                             429,155        442,347        460,300        375,754        445,368
                                                    -----------     ----------    -----------     ----------    -----------

STATISTICAL INFORMATION
Current ratio                                              3.75           4.39           4.90           2.47           1.71(4)
Long-term debt/total capitalization                         .37            .36            .31            .36            .33
Book value per share of common stock                $      5.06    $      5.25    $      5.49    $       5.1    $      6.11
Price range of common stock                         $5.38-10.00     $5.75-9.25    $6.63-10.75     $4.63-9.38    $4.75-11.38
                                                    -----------     ----------    -----------     ----------    -----------

(1) Amounts reflect advances of $110 million outstanding under the Company's $155 million bank revolving credit facility expiring in October 2000. The Company repaid such advances during February 2000 from the $247 million net proceeds from a stock offering and cancelled the facility. Giving effect to these transactions at December 31, 1999, the Company's Working capital and Current ratio would have been $370 million and 5.00, respectively.

(2) After extraordinary charges from early debt redemption of $.12 and $.11 per share, respectively.

(3)  After extraordinary charge from early debt redemption of $.08 per share

(4) At December 31, 1991, the $125 million principal amount of the Company's 133/4% Senior Notes had been called for redemption and appeared as a current liability. If redemption had occurred prior to year end, the current ratio would have been 3.61.

                                          Rowan Companies, Inc. and Subsidiaries

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following analysis highlights Rowan's operating results for the years indicated (in millions):


                                              2000         1999          1998
                                           ----------   ----------    ----------
Revenues:
  Drilling                                 $    418.9   $    260.9    $    431.7
  Manufacturing                                 103.5         95.6         158.9
  Aviation                                      123.6        104.1         115.8
                                           ----------   ----------    ----------
    Total                                  $    646.0   $    460.6    $    706.4
                                           ----------   ----------    ----------
Operating Profit (Loss)*:
  Drilling                                 $    124.0   $     12.7    $    181.3
  Manufacturing                                   7.6          0.7          18.9
  Aviation                                        4.0         (3.1)          5.5
                                           ----------   ----------    ----------
    Total                                  $    135.6   $     10.3    $    205.7
                                           ----------   ----------    ----------
 Net Income (Loss)                         $     70.2   $     (9.7)   $    124.5
                                           ----------   ----------    ----------

* Income (loss) from operations before deducting general and administrative expenses

Demand-driven increases in natural gas prices during 2000 brought about a substantial recovery in domestic drilling activity during the year, enabling Rowan to achieve the dramatic improvement in financial results set forth above. Though domestic oil prices continued improving, staying above $30 per barrel for much of the year, activity in most foreign drilling markets remains well below the peak levels attained during the 1997-1998 period.

Nineteen ninety-eight began with oil prices in decline, but still at traditionally profitable levels. However, months of increased worldwide production coupled with stagnant oil demand, particularly in Asia, kept downward pressure on oil prices. When per barrel prices approached $15 during the second quarter, market conditions began to measurably weaken. At that point, energy companies began suspending portions of their drilling programs and reducing their 1998 drilling budgets. By mid-year, Rowan began experiencing curtailed drilling assignments in our most prominent market, the Gulf of Mexico, and we were forced to offer significantly reduced day rates. By year end, with oil prices at historical lows, Rowan's domestic day rates were less than half of the levels obtained earlier in the year, and our fleet utilization had suffered dramatically. Though our 1998 drilling operations yielded near-record revenues and results, the trend over the last half of the year was decidedly unfavorable.

Nineteen ninety-nine brought serious oil production discipline on the part of OPEC and certain non-OPEC nations. The restriction of oil supply, together with a resurgence of growing demand, caused oil prices to more than double during the year to levels not seen since the 1991 Gulf War. However, this extreme price volatility over the past two years had apparently convinced most energy companies to proceed with caution. Worldwide exploration and production expenditures in 1999 were significantly down from 1998, though by year end, drilling activity had begun to improve.

Continued growth in energy demand during 2000, to levels in excess of available supply, caused a continued ascent in oil and, in particular, natural gas prices during the year, and spot shortages in certain markets. Energy company expenditures responded in kind, especially in gas-driven markets like the Gulf of Mexico, and drilling activity surged. By year end, virtually every available jack-up in the Gulf of Mexico was under contract, and most surveys of energy company budgets indicate exploration and production expenditures should be substantially higher in 2001.

Rowan's manufacturing division has continued to provide meaningful returns while playing a lead role in our offshore drilling fleet expansion program. During 2000, the manufacturing division completed construction of Gorilla VI, achieved significant progress on Gorilla VII and began ordering components for Gorilla
VIII. By year-end 2000, Rowan's newly acquired mud pump business had been substantially integrated into our manufacturing operations.

During the past three years, Rowan's aviation division has continued to diversify its flight services and the variances in revenues and operating results reflected above were largely due to fluctuating forest fire control activities and, in 2000, increased energy-related flying activity.

Drilling Operations. Rowan's drilling operating results are generally a function of rig rates and activity in the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment.

The collapse of oil and natural gas prices during 1998 caused a substantial decline in offshore drilling throughout the year, especially in the highly competitive Gulf of Mexico market. Energy companies were quick to reduce their drilling commitments: first they allowed options on the predominantly short-term contracts to lapse and then they cancelled planned drilling projects altogether. The announcements of several energy company mergers further impaired drilling activity due to the uncertainty created within the merging companies' drilling staffs, plans and budgets. The more exclusive markets like the North Sea, with premium equipment and generally longer-term contracts, were more resilient, though by year end, indications of future deterioration, such as the early cancellation of term contracts, were apparent. As a result, Rowan's Gulf of Mexico fleet



                                                                              16
Rowan Companies, Inc. and Subsidiaries
suffered a 20% decline to 79% utilization in 1998 while its six North Sea rigs were 90% utilized. Our efforts to maintain Gulf of Mexico day rates provided a nominal increase in average day rates in 1998 compared to 1997, though average rates still declined by as much as 50% during 1998, while the North Sea fleet averaged a 44% increase in average day rates between years.

Market conditions in the Gulf of Mexico continued deteriorating in early 1999 as oil prices averaged around $13 per barrel and natural gas remained below $2.00 per mcf during the first quarter. Most energy companies had announced and begun carrying out a significant reduction in domestic expenditures from their already reduced 1998 levels, though enough independents took advantage of bargain drilling day rates to afford an increase in drilling activity beginning in the second quarter. They were emboldened by recovering oil prices, brought about primarily through supply restrictions on the part of major oil-producing nations, and strengthening natural gas prices. Gulf of Mexico activity continued improving throughout the latter half of the year and day rates, which bottomed in the third quarter, began improving dramatically during the fourth quarter. Rowan's Gulf of Mexico fleet was 69% utilized during 1999 and suffered a 56% decline in average day rates from 1998.

In the North Sea, demand for jack-ups continued declining throughout 1999. As rigs fulfilled their contractual commitments, they quickly became idle with few prospects for immediate work. Accordingly, during the latter half of 1999, Rowan relocated three cantilever jack-ups from the North Sea to the improving Gulf of Mexico market. Gorilla V, idle due to a contract dispute, was relocated to the more promising eastern Canada market during the fourth quarter. Our North Sea fleet was only 52% utilized during 1999, though average day rates, due to the increased weighting of Gorilla IV operations, increased by 17% over 1998.

Natural gas prices improved steadily throughout 2000, from around $2.50 per mcf at the beginning of the year to almost $10.00 per mcf at the end, and Rowan's domestic drilling operations followed suit. Our Gulf of Mexico rig fleet was 94% utilized during 2000 and achieved a 91% increase in average day rates over 1999. The fleet grew from 17 to 22 units during the year following the relocation of two units from each of the North Sea and offshore eastern Canada and the delivery of Gorilla VI.

With the relocation of Gorilla IV and the Arch Rowan to the Gulf of Mexico in March 2000, Rowan essentially withdrew from the North Sea market. Though drilling activity has begun recovering, and bid inquiries are on the rise, we believe that current jack-up day rates do not justify the relocation of equipment to this higher-cost environment. However, we remain confident in the North Sea market's long-term viability, particularly for our Super Gorilla jack-ups.

Despite the favorable commodity price environment during 2000 as discussed above, and notwithstanding reports of major hydrocarbon discoveries in the area, demand for drilling equipment offshore eastern Canada was lower at the end of the year than at the beginning. As a result, Gorilla II, which entered the eastern Canada market in early 1998, left in July 2000, and Gorilla III, after nearly a decade of full utilization as a combination drilling/production unit in the area, left in November. Each rig was mobilized to the more promising Gulf of Mexico market where they immediately underwent modifications to expand their operating capability. Gorilla V, which entered the eastern Canada market during the fourth quarter of 1999, is presently contracted through April 2001. Though near-term drilling demand is uncertain, we are confident in the long-term potential of the harsh environment jack-up market in eastern Canada. We believe demand for drilling equipment in the area will begin improving by mid-year 2001.

Overall, Rowan's worldwide fleet of 22 jack-ups (two of which are leased through mid-2008) was utilized 92%, 68% and 85% in 2000, 1999 and 1998, respectively, while our semi-submersible achieved utilization of 94%, 60% and 62%, respectively. We consider only revenue-producing days in computing rig utilization.

The effects of fluctuations in activity and day rates are shown in the following analysis of changes in our contract drilling revenues (in millions):

                                    1999 TO 2000   1998 TO 1999
                                    -----------    ------------
 Utilization                        $      78.3    $   (59.9)
 Drilling rates                            79.7       (110.9)

These fluctuations caused a $158.0 million or 61% increase in 2000 drilling revenues compared to 1999, which was about 40% lower than 1998. Drilling expenses were about 20% higher in 2000 compared to 1999, primarily due to the reactivation of our land drilling fleet, the growth of our anchor-handling, towing and supply (AHTS) boat operations and the addition of Gorilla VI. Drilling expenses were 2% lower in 1999 than in 1998.

Rowan's land drilling operations experienced an 87% increase in activity and a 20% increase in average day rates in 2000, due primarily to the strength in natural gas prices as noted previously. Ten of our 14 deep-well land rigs were operating in Louisiana, Texas and Oklahoma at year end, one rig recently underwent refurbishment and commenced operations and another rig should complete refurbishment and commence operations in March 2001. Rowan plans to construct two new land rigs, one to be assembled during the first half of 2001 from new and existing components and the other to be completed as new during the third quarter. Rowan's two other land rigs in Alaska were idle during 2000. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

                                          Rowan Companies, Inc. and Subsidiaries

In 1998 and 1999, Rowan operated a leased AHTS boat in support of our Gulf of Mexico drilling business. During 2000, we expanded our AHTS fleet to six vessels, each of which was obtained under five-year lease agreements containing purchase options. The boats are fully crewed by the lessor, but managed by Rowan to provide towing and supply services to our drilling operations. We also directly market the boats to third parties, with emphasis on their anchor-handling capabilities for deepwater semi-submersibles.

Perceptible trends existing in the offshore drilling markets in which Rowan generally operates are shown below:

GULF OF MEXICO - Improving exploration and development activity
NORTH SEA - Moderately improving jack-up drilling activity
EASTERN CANADA - Generally reduced demand for harsh environment equipment, increasing later in 2001

The drilling markets in which we compete frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and lifting costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents us from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding table will continue beyond the near term. In response to fluctuating market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when such moves are economically justified. At current levels, Rowan's drilling operations are profitable, but there can be no assurance that existing and anticipated market conditions will be sustained. Our operations will be adversely affected should market conditions deteriorate.

We continue to pursue all legal remedies in connection with the wrongful termination of our one-year North Sea drilling contract for Gorilla V. In January 1999, we received notification from a customer that the $67 million contract was being terminated for an alleged performance breach relating to certain equipment problems. We believe we did not breach the contract and will continue to vigorously pursue enforcement of our rights under the contract. A trial on the merits began in London on January 22, 2001 and a separate trial on the tort issues in Harris County, Texas, is tentatively scheduled to commence on April 16, 2001.

Manufacturing Operations. Rowan's manufacturing division achieved an 8% improvement in revenues in 2000 compared to 1999, which was 40% lower than 1998, and a significant increase in profitability between periods, while devoting substantial efforts towards the design and construction of Gorilla VI, Gorilla VII and Gorilla VIII.

The equipment group experienced a $4.0 million or 6% decrease in revenues, as continued unfavorable commodities prices and effects of mining company mergers limited the group to sales of 13 new mining loaders, log stackers and container stackers during 2000, compared to 18 units in 1999, though the impact was partially offset by an 8% increase in parts sales between periods. The steel group achieved a 10% increase in revenues on a 13% increase in external steel shipments. The marine group generated a 53% increase in revenues in 2000, due primarily to an increase in sales of rig components and parts and fabrication services to third-party drillers.

Effective January 31, 2000, Rowan acquired, for approximately $7 million in cash and $3 million in three-year promissory notes, The Ellis Williams Company, Inc. and EWCO, Inc. dba Traitex Machine Co., which collectively design and manufacture mud pumps in a wide range of sizes for both oilfield and non-oilfield applications. During 2000, the pump group, operating as LeTourneau Ellis Williams Company, shipped 27 mud pumps and began assembling 3000 horsepower pumps for Gorilla VIII and 1700 horsepower pumps for Rowan's land rigs.

Consolidated manufacturing operations exclude approximately $104 million of products and services provided to Rowan's drilling division in 2000, most of which was attributable to construction progress on Gorillas VI and VII, compared to $125 million in 1999. The marine group completed and delivered Gorilla V during the fourth quarter of 1998 and Gorilla VI during the second quarter of 2000.

Though considerably less volatile than our drilling operations, our manufacturing operations have continued to be adversely impacted by a prolonged period of unfavorable world commodities prices; in particular, prices for copper, iron ore, coal, gold and diamonds. Although prices for some of these commodities stabilized somewhat during 2000, and prospects for additional mining equipment sales have improved, our external manufacturing backlog remains at a depressed level. As a result, we cannot accurately predict the results of our manufacturing operations for 2001.



                                                                              18
Rowan Companies, Inc. and Subsidiaries

Aviation Operations. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. Other key sources of aviation revenues include a commuter airline in Alaska, forest fire control services and flying in support of Alaska tourism.

Aviation revenues improved by 19% in 2000 compared to 1999, which was 10% lower than 1998. Aviation division expenses in 2000 increased by 13% from 1999, which was 7% lower than 1998. During 2000, flying for energy companies, primarily in the Gulf of Mexico, improved by about 38% due largely to the increase in offshore drilling activity discussed previously, and we achieved a 12% increase in forest fire control revenues and a 3% increase in tourism-related revenues.

The number of aircraft operated by Rowan at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:

                                               2000         1999         1998
                                            ----------   ----------   ----------
Twin-engine helicopters:
 Number                                             64           64           64
 Revenue hours                                  33,647       26,436       30,124
Single-engine helicopters:
 Number                                             31           31           26
 Revenue hours                                  12,658       12,542       14,422
Fixed-wing aircraft:
 Number                                             19           18           21
 Revenue hours                                  20,834       21,003       22,465

In January 1998, we agreed to terminate our ownership in KLM ERA Helicopters, our Dutch affiliate, in return for cash and equipment approximating the carrying value of our 49% interest.

Perceptible trends existing in the aviation markets in which we continue to operate are shown below:

ALASKA - Generally stable market conditions
GULF OF MEXICO - Moderately improving market conditions

We cannot predict whether these market trends will continue. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which we compete. We can, as we have done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing trends continue, the aviation division should contribute positive operating results in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 2000 and 1999 were as follows (dollars in millions):

                                                                DECEMBER 31,
                                                          ----------------------
                                                             2000         1999
                                                          ---------    ---------
Cash and cash equivalents                                 $   192.8    $    87.1
Current assets                                            $   483.4    $   325.1
Current liabilities                                       $   104.4    $   202.3
Current ratio                                                  4.63         1.61
Current maturities of long-term debt                      $    28.0    $   129.1
Long-term debt                                            $   372.2    $   296.7
Stockholders' equity                                      $ 1,052.8    $   723.7
Long-term debt/total capitalization                             .26          .29

Reflected in the comparisons above are the effects of the following 2000 transactions: net cash provided by operations of $104.0 million; capital expenditures of $223.1 million; net proceeds from the sale of 10.3 million shares of common stock of $246.7 million; proceeds from borrowings of $101.3 million and debt repayments of $129.9 million, including the $110 million outstanding under our $155 million revolving credit facility maturing in October 2000.

Capital expenditures in 2000 included $96 million towards construction of Rowan Gorilla VII, an enhanced version of our Gorilla Class jack-ups featuring a combination drilling and production capability for harsh environments, like the North Sea or offshore eastern Canada. Construction of Gorilla VII is proceeding on schedule at Rowan's Vicksburg facility and should be completed by year-end 2001.

In 1999, Rowan obtained financing for up to 87.5% of the cost of Gorilla VII through a 12-year bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration (MARAD) under its Title XI Program. Under the Title XI Program, we obtain reimbursements for Gorilla VII expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at .30% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of April 20, 2004 or two years following completion of construction. Interest is payable semi-annually on each April 20 and October 20 and the principal will be repaid in 24 semi-annual installments commencing April 20, 2002. Gorilla VII is pledged as security for the government guarantee. At December 31, 2000, we had drawn down about $106 million of the $185 million total credit facility, which bore interest at about "7% at year end.

Capital expenditures during 2000 also included $35 million for completion of Rowan Gorilla VI, a harsh environment drilling and production unit like Gorilla
V. Gorilla VI was completed on schedule during June 2000 and immediately commenced operations in the Gulf of Mexico.



19
                                        Rowan Companies, Inc. and Subsidiaries

Rowan financed $171 million of the cost of Gorilla VI through a 12-year, floating-rate bank loan issued under the Title XI Program. We must fix the interest rate on all outstanding principal amounts by June 22, 2002. Interest is payable semi-annually on each March 15 and September 15 and we made the first of 24 semi-annual principal repayments on September 15, 2000. Gorilla VI is pledged as security for the government guarantee. Outstanding borrowings of $163.9 million at December 31, 2000 bore interest at 7.11%.

We have begun ordering long lead-time components for Rowan Gorilla VIII, an enhanced version of our Super Gorilla Class jack-up designated as Super Gorilla XL. Gorilla VIII will be outfitted with 708 feet of leg, 134 feet more than Gorillas V, VI or VII, and have 30% larger spud cans enabling operation in the Gulf of Mexico in water depths up to 550 feet. Gorilla VIII will also be able to operate in water depths up to 400 feet in the hostile environments offshore eastern Canada and in the North Sea. Gorilla VIII will be constructed at Vicksburg, Mississippi with delivery expected during the third quarter of 2003. We have filed an application with MARAD for long-term construction financing for Gorilla VIII under terms and conditions similar to those in effect for Gorilla VII.

Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Gorilla V is pledged as security for the government guarantee. The outstanding notes require semi-annual payments on each January 1 and July 1 through 2010, and bear fixed interest rates as follows: $55.8 million at 6.94% and $71.7 million at 6.15%.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 2000 capital expenditures was primarily for major enhancements to existing rigs and manufacturing facilities and purchases of aircraft and components. We estimate 2001 capital expenditures will be between $220 million and $240 million, including $140-150 million for Gorillas VII and
VIII. We may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing offshore rigs.

In early 2000, Rowan completed the sale of 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. The net proceeds of approximately $247 million were first applied to repayment of the $110 million outstanding under our $155 million bank revolving credit facility, which was subsequently cancelled. Remaining offering proceeds were retained for working capital and general corporate purposes. We currently have no other available credit facilities, but believe financing could be obtained if deemed necessary.

On January 31, 2000, in connection with the Ellis Williams acquisition, Rowan issued $3 million in 7.5% promissory notes that are repayable in equal annual installments through January 31, 2003.

Based on current operating levels and the previously discussed market trends, we believe that 2001 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 2001.

In March 1998, Rowan repaid the balance of $36.2 million of promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations.

Rowan did not pay any dividends during the 1998-2000 period and, at December 31, 2000, had approximately $361 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements. See Note 5 of the Notes to Consolidated Financial Statements.

During 1998 and early 1999, we repurchased in the open market 4.3 million shares or almost 5% of Rowan's outstanding common stock under the Share Repurchase Program begun in June 1998. The 5.8 million shares we held in treasury at December 31, 1999 had an average cost of $10.65 per share and were included within the sale of 10.3 million shares of common stock in early 2000 at a net price of $24.00 per share. During November 2000, we repurchased in the open market 150,000 shares of Rowan's outstanding common stock at an average cost of $20.72 per share under the Share Repurchase Program.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" generally requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. Statement No. 133, as amended by Statement Nos. 137 and 138, is effective for fiscal years beginning after June 15, 2000. Rowan's adoption of Statement No. 133, effective January 1, 2001, did not materially impact our financial position or results of operations.

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of Rowan that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by us. Among the factors that could cause actual results to differ materially are the following:

  o oil and natural gas prices
  o the level of offshore expenditures by energy companies
  o the general economy, including inflation
  o weather conditions in our principal operating areas
  o environmental and other laws and regulations

Other relevant factors have been disclosed in Rowan's filings with the U.S. Securities and Exchange Commission.

Rowan Companies, Inc. and Subsidiaries

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 1999 and 2000 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                                    FIRST        SECOND       THIRD       FOURTH
                                   QUARTER       QUARTER     QUARTER      QUARTER
                                   ---------    ---------    ---------   ---------
1999:
Revenues                           $ 100,053    $ 119,169    $ 119,923   $ 121,417
Operating profit (loss)               (8,662)       2,209        7,151       9,573
Net income (loss)                    (10,002)      (2,622)         601       2,357
Net income (loss) per
  common share:
    Basic                               (.12)        (.03)         .01         .03
    Diluted                             (.12)        (.03)         .01         .03
                                   ---------    ---------    ---------   ---------
2000:
Revenues                           $ 127,730    $ 143,161    $ 190,849   $ 184,219
Operating profit                      15,053       21,663       48,094      50,832
Net income                             6,104       11,096       25,559      27,454
Net income per
  common share:
    Basic                                .07          .12          .27         .29
    Diluted                              .07          .12          .27         .29
                                   ---------    ---------    ---------   ---------

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.

      COMMON STOCK PRICE RANGE, CASH DIVIDENDS AND STOCK SPLITS (UNAUDITED)

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On March 2, 2001, there were approximately 2,400 holders of record.

                  2000                   1999
         ---------------------   ---------------------
QUARTER     HIGH        LOW        HIGH         LOW
         ---------   ---------   ---------   ---------
First    $   30.69   $   19.06   $   14.19   $    8.50
Second       33.00       24.06       19.94       11.38
Third        34.25       23.38       20.94       15.81
Fourth       32.06       19.31       21.69       13.75

The Company did not pay any dividends on its common stock during 2000 and 1999. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends. Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975. On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by
33.6 shares if still owned at present.



                          INDEPENDENT AUDITORS' REPORT

ROWAN COMPANIES, INC. AND SUBSIDIARIES:
We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 2, 2001

                                          Rowan Companies, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEET


                                                                                          DECEMBER 31,
                                                                                    -----------------------
(In thousands except share amounts)                                                    2000         1999
                                                                                    ----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                         $  192,828   $   87,055
  Receivables - trade and other                                                        154,541       93,083
  Inventories:
    Raw materials and supplies                                                         103,352       87,568
    Work-in-progress                                                                    22,456       30,748
    Finished goods                                                                       3,084        2,140
  Prepaid expenses                                                                       3,397        5,877
  Deferred tax assets - net (Note 7)                                                     3,699       18,604
                                                                                    ----------   ----------
    Total current assets                                                               483,357      325,075
                                                                                    ----------   ----------
Property, plant and equipment - at cost:
  Drilling equipment                                                                 1,553,849    1,268,704
  Aircraft and related equipment                                                       236,760      221,776
  Manufacturing plant and equipment                                                     94,077       83,835
  Construction in progress                                                             157,314      248,567
  Other property and equipment                                                         121,997      113,008
                                                                                    ----------   ----------
    Total                                                                            2,163,997    1,935,890
  Less accumulated depreciation and amortization                                       981,217      910,151
                                                                                    ----------   ----------
    Property, plant and equipment - net                                              1,182,780    1,025,739
                                                                                    ----------   ----------
Other assets and deferred charges                                                       12,289        5,253
                                                                                    ----------   ----------
     Total                                                                          $1,678,426   $1,356,067
                                                                                    ----------   ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt (Note 2)                                    $   28,008   $  129,123
   Accounts payable - trade                                                             24,769       22,742
   Other current liabilities (Note 4)                                                   51,577       50,418
                                                                                    ----------   ----------
     Total current liabilities                                                         104,354      202,283
                                                                                    ----------   ----------
Long-term debt - less current maturities (Note 2)                                      372,212      296,677
                                                                                    ----------   ----------
Other liabilities (Notes 6 and 9)                                                       57,713       55,270
                                                                                    ----------   ----------
Deferred income taxes - net (Note 7)                                                    91,390       78,113
                                                                                    ----------   ----------
Commitments and contingent liabilities (Note 9)
                                                                                    ----------   ----------
Stockholders' equity (Notes 3 and 5):
   Preferred stock, $1.00 par value:
      Authorized 5,000,000 shares issuable in series:
        Series III Preferred Stock, authorized 10,300 shares, none outstanding
        Series A Preferred Stock, authorized 4,800 shares, none outstanding
        Series B Preferred Stock, authorized 4,800 shares, none outstanding
        Series C Preferred Stock, authorized 9,606 shares, none outstanding
        Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
   Common stock, $.125 par value; authorized 150,000,000 shares;
     issued 94,384,704 shares at December 31, 2000 and 89,061,665 shares
     at December 31, 1999                                                               11,798       11,133
   Additional paid-in capital                                                          626,309      426,380
   Retained earnings                                                                   417,758      347,545
   Less cost of 150,000 and 5,759,319 treasury shares, respectively                      3,108       61,334
                                                                                    ----------   ----------
     Total stockholders' equity                                                      1,052,757      723,724
                                                                                    ----------   ----------
        Total                                                                       $1,678,426   $1,356,067
                                                                                    ----------   ----------

 See Notes to Consolidated Financial Statements.


                                                                              22
Rowan Companies, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                         -----------------------------------
(In thousands except per share amounts)                    2000         1999         1998
                                                         ---------    ---------    ---------
 Revenues:
   Drilling services                                     $ 418,948    $ 260,939    $ 431,664
   Manufacturing sales and services                        103,465       95,545      158,913
   Aviation services                                       123,546      104,078      115,773
                                                         ---------    ---------    ---------
     Total                                                 645,959      460,562      706,350
                                                         ---------    ---------    ---------
 Costs and expenses:
   Drilling services                                       256,615      213,356      218,372
   Manufacturing sales and services                         88,463       88,430      134,535
   Aviation services                                       106,374       93,806       98,037
   Depreciation and amortization                            58,865       54,699       49,703
   General and administrative                               24,072       18,399       18,366
                                                         ---------    ---------    ---------
     Total                                                 534,389      468,690      519,013
                                                         ---------    ---------    ---------
 Income (loss) from operations                             111,570       (8,128)     187,337
                                                         ---------    ---------    ---------
 Other income (expense):
   Interest expense                                        (25,652)     (22,755)     (17,500)
   Less interest capitalized                                13,510       11,238       16,264
   Interest income                                          10,948        4,583        7,205
   Other - net                                                 487          526          395
                                                         ---------    ---------    ---------
     Other income (expense) - net                             (707)      (6,408)       6,364
                                                         ---------    ---------    ---------
 Income (loss) before income taxes                         110,863      (14,536)     193,701
   Provision (credit) for income taxes (Note 7)             40,650       (4,870)      69,241
                                                         ---------    ---------    ---------
 Net income (loss)                                       $  70,213    $  (9,666)   $ 124,460
                                                         ---------    ---------    ---------
 Net income (loss) per share of common stock (Note 1):

   Basic                                                 $     .76    $    (.12)   $    1.45
                                                         ---------    ---------    ---------
   Diluted                                               $     .74    $    (.12)   $    1.43
                                                         ---------    ---------    ---------


See Notes to Consolidated Financial Statements.

                                          Rowan Companies, Inc. and Subsidiaries

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                 COMMON STOCK
 FOR THE YEARS ENDED DECEMBER 31, 2000,   -----------------------------------------------------------
   1999 AND 1998                                      ISSUED                     IN TREASURY
                                          ----------------------------   ----------------------------     ADDITIONAL      RETAINED
 (In thousands)                              SHARES          AMOUNT         SHARES          AMOUNT      PAID-IN CAPITAL   EARNINGS
                                          ------------    ------------   ------------    ------------   --------------- ------------
Balance, January 1, 1998                        88,162    $     11,020          1,458    $      2,485    $    411,812   $    232,751
  Exercise of stock options                        591              74                                          1,624
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                                  7,331
  Treasury stock purchases                                                      4,051          56,591
  Net income                                                                                                                 124,460
                                          ------------    ------------   ------------    ------------    ------------   ------------
Balance, December 31, 1998                      88,753          11,094          5,509          59,076         420,767        357,211
  Exercise of stock options                        294              37                                          1,171
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                                  4,344
  Conversion of subordinated debenture              15               2                                             98
  Treasury stock purchases                                                        250           2,258
  Net loss                                                                                                                   (9,666)
                                          ------------    ------------   ------------    ------------    ------------   ------------
Balance, December 31, 1999                      89,062          11,133          5,759          61,334         426,380        347,545
  Exercise of stock options                        689              86                                          5,551
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                                  8,979
  Conversion of subordinated debentures             93              11                                            618
  Sale of common stock (Note 3)                  4,541             568         (5,759)        (61,334)        184,781
  Treasury stock purchases                                                        150           3,108
  Net income                                                                                                                  70,213
                                          ------------    ------------   ------------    ------------    ------------   ------------
Balance, December 31, 2000                      94,385    $     11,798            150    $      3,108    $    626,309   $    417,758
                                          ------------    ------------   ------------    ------------    ------------   ------------


 See Notes to Consolidated Financial Statements.


                                                                              24
Rowan Companies, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                                         -----------------------------------
 (In thousands)                                                                             2000         1999         1998
                                                                                         ---------    ---------    ---------
Cash provided by (used in):
   Operations:
     Net income (loss)                                                                   $  70,213    $  (9,666)   $ 124,460
     Adjustments to reconcile net income (loss) to net cash provided by operations:
        Depreciation and amortization                                                       58,865       54,699       49,703
        Gain on disposals of property, plant and equipment                                  (2,541)      (1,482)      (5,125)
        Compensation expense                                                                 6,766        5,485        5,028
        Change in sale/leaseback payable                                                    (1,791)      (3,739)      (1,131)
        Amortization of sale/leaseback gain                                                 (2,751)      (3,198)      (3,198)
        Provision for pension and postretirement benefits                                    3,896        7,217        4,517
        Deferred income taxes                                                               27,767       (4,419)      49,781
        Other - net                                                                            120          144          144
     Changes in current assets and liabilities:
        Receivables - trade and other                                                      (60,665)     (11,986)      52,530
        Inventories                                                                         (6,561)      (6,540)     (10,541)
        Other current assets                                                                 2,624        4,601       (2,784)
        Current liabilities                                                                  7,419        6,134      (15,953)
     Net changes in other noncurrent assets and liabilities                                    672          656          262
                                                                                         ---------    ---------    ---------
   Net cash provided by operations                                                         104,033       37,906      247,693
                                                                                         ---------    ---------    ---------
   Investing activities:
     Capital expenditures:
        Property, plant and equipment additions                                           (215,837)    (204,689)    (247,747)
        Purchase of pump companies, net of cash acquired                                    (7,245)
     Proceeds from disposals of property, plant and equipment                                3,561        3,160        8,090
     Proceeds from disposition of investment in 49% owned company                                                     19,550
                                                                                         ---------    ---------    ---------
   Net cash used in investing activities                                                  (219,521)    (201,529)    (220,107)
                                                                                         ---------    ---------    ---------
   Financing activities:
     Proceeds from borrowings                                                              101,302      115,550      103,012
     Repayments of borrowings                                                             (129,882)     (12,756)     (36,156)
     Proceeds from common stock offering, net of issue costs                               246,683
     Proceeds from stock option and convertible debenture plans                              6,266        1,308        1,698
     Payments to acquire treasury stock                                                     (3,108)      (2,258)     (55,638)
                                                                                         ---------    ---------    ---------
   Net cash provided by financing activities                                               221,261      101,844       12,916
                                                                                         ---------    ---------    ---------
 Increase (decrease) in cash and cash equivalents                                          105,773      (61,779)      40,502
 Cash and cash equivalents, beginning of year                                               87,055      148,834      108,332
                                                                                         ---------    ---------    ---------
 Cash and cash equivalents, end of year                                                  $ 192,828    $  87,055    $ 148,834
                                                                                         ---------    ---------    ---------


See Notes to Consolidated Financial Statements.

25
                                          Rowan Companies, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries, hereinafter referred to as "Rowan" or "the Company". Intercompany balances and transactions are eliminated in consolidation.

The excess of cost over the net assets of subsidiaries at dates of acquisitions is being amortized on a straight-line basis over periods up to 30 years. Goodwill amortization was approximately $541,000 in 2000, $230,000 in 1999 and $230,000 in 1998. At December 31, 2000, the unamortized excess cost was $8,214,000.

On January 31, 2000, Rowan completed the purchase of The Ellis Williams Company, Inc. and EWCO, Inc. dba Traitex Machine Co., which collectively design and manufacture mud pumps in a wide range of sizes for both oilfield and non-oilfield applications. The Company paid approximately $7.3 million in cash and issued $3 million in three-year promissory notes and recorded the acquisition using the purchase method of accounting.

In early 1998, Rowan agreed to terminate its North Sea helicopter joint venture, KLM ERA Helicopters. The Company received a distribution of KLM ERA's assets approximating the carrying value of its 49% interest, including $19.6 million in cash, two Sikorsky S-61N helicopters valued at $4.7 million and spare engines and parts valued at $1.4 million.

Revenue Recognition. Most drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses. Rowan has also operated under turnkey drilling contracts where revenues and expenses are recognized on a completed contract basis.

Aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $96,312,000 and $66,581,000, $90,085,000 and $69,509,000, and $152,992,000 and
$110,550,000 in 2000, 1999 and 1998, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs.

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

The computation of basic and diluted earnings (loss) per share for each of the past three years is as follows (in thousands except per share amounts):

                                             NET INCOME               PER SHARE
 YEAR ENDED DECEMBER 31,                      (LOSS)        SHARES      AMOUNT
                                             ---------     --------   ---------
2000:
Basic income per share                       $  70,213       92,562   $     .76
Effect of dilutive securities:
  Convertible debentures                                      1,068
  Stock options                                               1,007
                                             ---------     --------
 Diluted income per share                    $  70,213       94,637   $     .74
                                             ---------     --------   ---------

1999:
Basic income (loss) per share                $  (9,666)      83,176   $    (.12)
Effect of dilutive securities:
  Convertible debentures
  Stock options
                                             ---------     --------
Diluted income (loss) per share              $  (9,666)      83,176   $    (.12)
                                             ---------     --------   ---------

1998:
Basic income per share                       $ 124,460       85,641   $    1.45
Effect of dilutive securities:
  Convertible debentures                                        844
  Stock options                                                 804
                                             ---------     --------
Diluted income per share                     $ 124,460       87,289   $    1.43
                                             ---------     --------   ---------

Excluded from the 1999 computation of Diluted income (loss) per share are incremental shares of 738,000 related to convertible debentures and 541,000 related to stock options as their inclusion would have had the effect of decreasing the per share amount of loss for the year. See Note 3 for further information.

Statement of Cash Flows. In practice, Rowan invests in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper or repurchase agreements with terms no greater than 90 days, all of which are considered to be cash equivalents.

Noncash investing and financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the reduction in 2000 of $2,213,000 of tax benefits related to employee stock options;




                                                                              26
Rowan Companies, Inc. and Subsidiaries
the issuance in 2000 of $3,000,000 in 7.5% promissory notes in connection with the Ellis Williams acquisition; the conversion in 2000 of $630,000 of Series III Floating Rate Subordinated Convertible Debentures into 93,333 shares of common stock; the addition in 1999 of $1,141,000 of tax benefits related to employee stock options; the conversion in 1999 of $100,000 of Series III Floating Rate Subordinated Convertible Debenture into 14,814 shares of common stock; the reduction in 1998 of $2,303,000 of tax benefits related to employee stock options; and the purchase in 1998 of $953,000 of treasury stock which was unsettled at year end. See Notes 2 and 3 for further information.

Inventories. Manufacturing inventories are carried at lower of average cost or market. Drilling and aviation inventories consist of consumable parts and supplies and are carried at average cost. Property and Depreciation. Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                            SALVAGE
                                             YEARS           VALUE
                                            --------       ---------
Offshore drilling equipment:
  Super Gorilla jack-ups                          25             20%
  Semi-submersible                                15             20%
  Gorilla and other cantilever jack-ups           15             20%
  Conventional jack-ups                           12             20%
Land drilling equipment                           12             20%
Drill pipe and tubular equipment                   4             10%
Aviation equipment:
  Aircraft                                   7 to 15       15 to 25%
  Other                                      2 to 10        various
Manufacturing plant and equipment:
  Buildings and improvements                10 to 25       10 to 20%
  Other                                      2 to 12        various
Other property and equipment                 3 to 40        various

Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. See Note 10 for further information. Rowan capitalizes, during the construction period, interest cost incurred during the period required to complete the asset. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable.

Environmental Matters. Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs and assessments of the probability that such costs will be incurred incorporate many factors, including: approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs and current and anticipated operational plans and manufacturing processes. Where there is substantial uncertainty about the extent of future environmental remediation measures and costs, a range of estimated costs is developed for each problem site, and our accrual is set at the mean of the range. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. Rowan's estimated liability is not discounted. See Note 9 for further information.

Income Taxes. Rowan accounts for income taxes under an asset and liability approach that recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 7 for further information.

Comprehensive Income. Rowan had no items of "other comprehensive income", as defined in Statement of Financial Accounting Standards No. 130, during 2000, 1999 or 1998.

Derivatives. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, requires recognition of derivative financial instruments as assets or liabilities, measured at fair value, and is effective for fiscal years beginning after June 15, 2000. Rowan's adoption of Statement No. 133, effective January 1, 2001, did not materially impact the Company's financial position or results of operations.

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

Reclassifications. Certain reclassifications have been made in the 1999 and 1998 amounts to conform to the 2000 presentations.


27
                                          Rowan Companies, Inc. and Subsidiaries

NOTE 2 - LONG-TERM DEBT

Long-term debt consisted of (in thousands):

                                                                  DECEMBER 31,
                                                          ----------------------
                                                            2000          1999
                                                          --------      --------
 6.94% Title XI note payable due 2010;
   secured by Gorilla V                                   $ 55,836      $ 61,418
 6.15% Title XI note payable due 2010;
   secured by Gorilla V                                     71,743        78,917
 Floating-rate Title XI note payable;
   secured by Gorilla VI                                   163,881       152,818
 Floating-rate Title XI note payable;
   secured by Gorilla VII                                  105,760        22,647
 7.5% nonrecourse notes payable due 2003                     3,000
 $155 million bank revolving credit facility                             110,000
                                                          --------      --------
 Total                                                     400,220       425,800
 Less current maturities                                    28,008       129,123
                                                          --------      --------
 Remainder                                                $372,212      $296,677
                                                          --------      --------

Maturities of long-term debt for the five years ending December 31, 2005 are as follows: 2001 - $28,008,000, 2002 - $36,821,000, 2003 - $36,821,000, 2004 -
$35,821,000 and 2005 - $35,821,000.

Rowan financed $153,091,000 of the cost Rowan Gorilla V through two fixed-rate bank notes guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. On July 1, 1997, the Company fixed $67,000,000 of outstanding borrowings at 6.94% until July 2010. On July 1, 1998, the Company fixed the remaining $86,091,000 principal amount at 6.15% until July 2010. Principal and accrued interest are payable semi-annually on each January 1 and July 1. Rowan Gorilla V is pledged as security for the government guarantee.

Rowan financed $171,007,000 of the cost of Rowan Gorilla VI through a 12-year, floating-rate bank loan guaranteed by MARAD under its Title XI Program. The Company must fix the interest rate on all outstanding principal amounts by June 22, 2002. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 15, 2012. Rowan Gorilla VI is pledged as security for the government guarantee. At December 31, 2000, outstanding borrowings bore interest at 7.11%.

In October 1999, Rowan obtained financing for up to $185,398,000 of the cost of designing and constructing Rowan Gorilla VII through a 12-year bank loan guaranteed by MARAD under its Title XI Program. The Company obtains reimbursements for Gorilla VII expenditures based upon actual construction progress and outstanding borrowings initially bear interest at .30% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of April 20, 2004 or two years following completion of construction. Interest is payable semi-annually on each April 20 and October 20 and the principal will be repaid in semi-annual installments commencing April 20, 2002. Rowan Gorilla VII is pledged as security for the government guarantee. At December 31, 2000, Rowan had borrowed about $105,760,000, which bore interest at approximately 7%.

Rowan has applied to MARAD for long-term construction financing for Gorilla VIII under terms and conditions similar to those in effect for Gorilla VII.

On January 31, 2000, in connection with the Ellis Williams acquisition, Rowan issued $3,000,000 in unsecured 7.5% promissory notes that are repayable in equal annual installments through January 31, 2003.

During February 2000, using proceeds from the sale of common stock, Rowan repaid the $110,000,000 outstanding under its $155,000,000 bank revolving credit facility, which was scheduled to mature in October 2000, and immediately cancelled the credit facility.

In April 2000, Rowan issued $9,606,000 of Series C Floating Rate Subordinated Convertible Debentures. The Series C debentures are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010 as follows, unless earlier redeemed or the conversion privilege is terminated: $2,400,000 on or after April 27, 2001, $4,800,000 on or after April 27, 2002, $7,200,000 on or after April 27, 2003 and
$9,606,000 on or after April 27, 2004.

Rowan's $4,800,000 of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2000 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009 as follows, unless earlier redeemed or the conversion privilege is terminated: $1,200,000 through April 21, 2001, $2,400,000 on or after April 22, 2001, $3,600,000 on or after April 22, 2002 and $4,800,000 on or after April 22, 2003. Rowan's $4,800,000 of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2000 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008 as follows, unless earlier redeemed or the conversion privilege is terminated: $2,400,000 through April 23, 2001, $3,600,000 on or after April 24, 2001 and $4,800,000 on or after April 24,
2002. Rowan's $7,895,000 of Series III Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2000 are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004. The Series A, Series B, Series C and Series III debentures were originally issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated



                                                                              28
Rowan Companies, Inc. and Subsidiaries
financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding Rowan's convertible debenture incentive plans.

In March 1998, Rowan repaid the balance of $36,156,000 of 7% promissory notes originally issued in February 1994 in connection with the acquisition of its manufacturing operations.

Interest payments exceeded interest capitalized by $10,935,000 in 2000 and $9,335,000 in 1999 and were less than interest capitalized by $1,088,000 in 1998.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity, and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. Rowan was in compliance with each of its debt covenants at December 31, 2000. See Note 5 for further information.

NOTE 3 - STOCKHOLDERS' EQUITY

Rowan's 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 10,000,000 shares of the Company's common stock. At December 31, 2000, options for 7,991,754 shares had been granted under the plan at an average exercise price of $6.51 per share and 422 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

Rowan's 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of Rowan's common stock. At December 31, 2000, 87,000 shares had been granted under the plan at an average exercise price of $24.45 per share. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

Stock option activity for the last three years was as follows:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                        NUMBER OF      EXERCISE
                                                         OPTIONS        PRICE
                                                        ---------     ----------
Outstanding at January 1, 1998                          2,568,025     $     6.38
  Granted                                                 774,200          20.19
  Exercised                                              (590,875)          2.86
  Forfeited                                               (79,525)         11.73
                                                      -----------     ----------
Outstanding at December 31, 1998                        2,671,825          11.00
  Granted                                                 909,900           4.34
  Exercised                                              (293,875)          4.11
  Forfeited                                               (85,100)          9.96
                                                      -----------     ----------
Outstanding at December 31, 1999                        3,202,750           9.77
  Granted                                                 901,800          18.51
  Exercised                                              (688,725)          8.19
  Forfeited                                               (51,825)         11.33
                                                      -----------     ----------
Outstanding at December 31, 2000                        3,364,000     $    12.41
                                                      -----------     ----------
Exercisable at December 31, 1998                          847,525     $     4.84
                                                      -----------     ----------
Exercisable at December 31, 1999                        1,283,625     $     8.86
                                                      -----------     ----------
Exercisable at December 31, 2000                        1,339,050     $    10.52
                                                      -----------     ----------

The following table summarizes information about stock options outstanding at December 31, 2000:

                                            WEIGHTED    WEIGHTED
                                            AVERAGE     AVERAGE
EXERCISE                   NUMBER OF        EXERCISE   REMAINING
PRICE                       OPTIONS           PRICE   LIFE (YEARS)
                          -----------       --------  ------------
OUTSTANDING:
$  1.00                       369,800        $ 1.00       4.0
$  4.06                       741,275          4.06       8.3
$  5.00 to $ 9.99             424,950          9.01       6.0
$ 10.00 to $ 18.99          1,038,675         17.74       8.7
$ 19.00 to $ 29.75            789,300         20.41       7.1
                          -----------        ------     -----
                            3,364,000        $12.41       7.4
                          -----------        ------     -----
EXERCISABLE:
$  1.00                       369,800        $ 1.00
$  4.06                       102,050          4.06
$  5.00 to $ 9.99             304,700          8.69
$ 10.00 to $ 18.99            174,375         15.21
$ 19.00 to $ 29.75            388,125         20.61
                          -----------        ------
                            1,339,050        $10.52
                          -----------        ------

The weighted average per-share fair values at date of grant for options granted during 2000, 1999 and 1998 were estimated to be $14.77, $10.60 and $14.56, respectively.

Rowan determines compensation expense for each option pursuant to Accounting Principles Board Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. Rowan estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides an alternative method for measuring compensation cost based upon estimated fair


29
                                          Rowan Companies, Inc. and Subsidiaries
values, would have reduced reported amounts of net income (loss) and net income
(loss) per share by $2.2 million, or $.02 per share, in 2000, $1.8 million, or $.02 per share, in 1999, and $1.1 million, or $.02 per share, in 1998.

The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following assumptions:

                                 2000     1999     1998
                                 ----     ----     ----
Expected life in years            3.0      2.7      2.5
Risk-free interest rate           5.3%     6.2%     4.5%
Expected volatility              55.9%    55.5%    52.7%

The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan provides for the issuance to key employees of up to $30,000,000 in floating-rate subordinated convertible debentures. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2000, all $4,800,000 principal amount of Series A debentures issued in 1998, all $4,800,000 principal amount of Series B debentures issued in 1999 and all $9,606,000 principal amount of Series C debentures issued in 2000 were outstanding. The outstanding Series A, B and C debentures are collectively convertible into 842,713 shares of Rowan's common stock.

Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating-rate subordinated convertible debentures in the aggregate principal amount of $19,925,000 were issued by the Company. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2000, all $5,125,000 of Series I debentures issued in 1986 and the $4,500,000 Series II debenture issued in 1987 had been converted into an aggregate 1,391,304 shares of Rowan's common stock at $5.75 per share and $9.00 per share, respectively. Of the $10,300,000 principal amount of Series III debentures issued in 1994, $7,895,000 was outstanding at December 31, 2000 and is ultimately convertible into 1,169,631 shares of Rowan's common stock.

On February 25, 1992, Rowan adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement, as amended, provides for the distribution to Rowan's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of Rowan at an exercise price of $75. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of Rowan or an acquiring entity at one-half market value. The Rights are exercisable only if a person or group knowingly acquires 15% or more of Rowan's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on February 25, 2002.

During February and March 2000, Rowan sold 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. Net proceeds from the sale were $246,683,000 after deducting the underwriting commission of $5,150,000 and direct offering costs of $517,000.

NOTE 4 - OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

                                                                 DECEMBER 31,
                                                           ---------------------
                                                            2000          1999
                                                           -------       -------
Gain on sale/leaseback transactions                                      $ 2,750
Customer deposits                                          $ 2,348         9,249
Accrued liabilities:
 Income taxes                                                7,806         1,499
 Compensation and related employee costs                    20,121        16,978
 Interest                                                    9,069         7,982
 Taxes and other                                            12,233        11,960
                                                           -------       -------
Total                                                      $51,577       $50,418
                                                           -------       -------

NOTE 5 - RESTRICTIONS ON RETAINED EARNINGS

Rowan's Title XI debt agreements contain financial covenants requiring minimum levels of working capital and equity that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $361 million of retained earnings available for distribution at December 31, 2000. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.



                                                                              30
Rowan Companies, Inc. and Subsidiaries

NOTE 6 - BENEFIT PLANS

Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides certain health care and life insurance benefits for retired drilling and aviation employees.

Changes in plan assets and obligations during 2000 and 1999 and the funded status of the plans at December 31, 2000 and 1999 were as follows (in thousands):

                                    PENSION BENEFITS           OTHER BENEFITS
                                 ----------------------   -----------------------
                                    2000         1999         2000         1999
                                 ---------    ---------    ---------    ---------
BENEFIT OBLIGATIONS:
 Balance, January 1              $ 174,672    $ 186,953    $  37,772    $  38,775
 Service cost                        6,451        7,890        1,313        1,742
 Interest cost                      13,895       12,819        2,788        2,690
 Plan changes                          862
 Actuarial (gain) loss               7,888      (26,368)        (815)      (4,596)
 Benefits paid                      (8,158)      (6,622)      (1,911)        (839)
                                 ---------    ---------    ---------    ---------
 Balance, December 31              195,610      174,672       39,147       37,772
                                 ---------    ---------    ---------    ---------
PLAN ASSETS:
 Fair value, January 1             178,782      148,564
 Actual return                       5,105       34,432
 Employer contributions              4,399        2,408
 Benefits paid                      (8,158)      (6,622)
                                 ---------    ---------    ---------    ---------
 Fair value, December 31           180,128      178,782
                                 ---------    ---------    ---------    ---------
Funded status                      (15,482)       4,110      (39,147)     (37,772)
Unrecognized amounts:
 Actuarial (gain) loss              (2,747)     (21,892)       5,622        6,717
 Transition obligation                                         9,077        9,833
 Prior service cost                    793           93       (4,130)      (4,442)
                                 ---------    ---------    ---------    ---------
Accrued benefit cost             $ (17,436)   $ (17,689)   $ (28,578)   $ (25,664)
                                 ---------    ---------    ---------    ---------

The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 2000, included 1,595,000 shares of Rowan's common stock at an average cost of $5.32 per share. At December 31, 2000, $9,692,000 of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $6,472,000 yielding approximately 4.82% to maturity.

Net periodic pension cost included the following components (in thousands):

                                                 2000        1999        1998
                                               --------    --------    --------
Service cost                                   $  6,451    $  7,890    $  6,423
Interest cost                                    13,895      12,819      11,599
Expected return on plan assets                  (16,362)    (15,159)    (15,734)
Recognized actuarial gain                                                  (347)
Amortization:
  Prior service cost                                162         115         115
  Transition asset                                           (1,211)     (1,211)
                                               --------    --------    --------
Total                                          $  4,146    $  4,454    $    845
                                               --------    --------    --------

Other benefits cost included the following components (in thousands):

                                             2000          1999          1998
                                            -------       -------       -------
Service cost                                $ 1,313       $ 1,742       $ 1,542
Interest cost                                 2,788         2,690         2,416
Recognized actuarial loss                       182           398           220
Amortization:
  Transition obligation                         756           756           756
  Prior service cost                           (312)         (312)         (312)
                                            -------       -------       -------
Total                                       $ 4,727       $ 5,274       $ 4,622
                                            -------       -------       -------

Assumptions used in actuarial calculations were as follows:

                                               2000         1999         1998
                                            ---------    ---------    ---------
Discount rate                                    7.75%         8.0%        6.75%
Expected return on plan assets                    9.5%         9.5%         9.5%
Rate of compensation increase                     4.0%         4.0%         4.0%

The assumed increase in per capita health care costs ranged from 6.75% in 2000 to 5.0% in 2003 and thereafter. To demonstrate the significance of this assumption, a one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

                                         1-PERCENTAGE-POINT CHANGE
                                         -------------------------
                                          INCREASE       DECREASE
                                         ----------     ----------
Increase (decrease) in:
  Service and interest cost                $    565     $   (468)
  Postretirement benefit obligation           4,798       (4,045)

Rowan sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 2000 and 1999 of $6,557,000 and $3,801,000, respectively. The net pension liabilities included in Rowan's consolidated balance sheet were $4,938,000 and $4,197,000 at December 31, 2000 and 1999, respectively. Net pension cost was $778,000 in 2000, $774,000 in 1999 and $652,000 in 1998.

Rowan also sponsors defined contribution 401(k) plans covering substantially all employees. Rowan contributed to the plans about $2,870,000 in 2000, $2,533,000 in 1999 and $2,621,000 in 1998.


31
                                          Rowan Companies, Inc. and Subsidiaries

NOTE 7 - INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                             2000          1999           1998
                                            -------       -------        -------
Current:
  Federal                                   $11,326       $(2,320)       $17,915
  Foreign                                       831         1,837          1,285
  State                                         311            32            260
                                            -------       -------        -------
Total current provision                      12,468          (451)        19,460
  Deferred                                   28,182        (4,419)        49,781
                                            -------       -------        -------
  Total                                     $40,650       $(4,870)       $69,241
                                            -------       -------        -------

Rowan's provision (credit) for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income (loss) before income taxes, as follows (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                            2000          1999           1998
                                           -------       -------        -------
Statutory rate                                  35%           35%            35%
Tax at statutory rate                      $38,802       $(5,088)       $67,795
Increase (decrease) due to:
 Foreign companies' operations                 680          (618)            41
 Other - net                                 1,168           836          1,405
                                           -------       -------        -------
Total provision (credit)                   $40,650       $(4,870)       $69,241
                                           -------       -------        -------

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2000 and 1999, were as follows (in thousands):

                                                     DECEMBER 31,
                                     ------------------------------------------
                                             2000                  1999
                                     -------------------    -------------------
                                     CURRENT   NONCURRENT   CURRENT   NONCURRENT
                                     --------  ----------   --------  ----------
Deferred tax assets:
  Accrued employee
    benefit plan costs               $    350   $ 17,042    $    315   $ 15,432
  Sale/leaseback gain                                            963
  Alternative minimum tax                                      5,042
  Net operating losses                  1,941                  7,144
  Investment tax credits                                       3,554
  Other                                 1,408      4,746       1,586      5,765
                                     --------   --------    --------   --------
                                        3,699     21,788      18,604     21,197
                                     --------   --------    --------   --------
Deferred tax liabilities:
  Property, plant and equipment                  112,391                 99,212
  Other                                              787                     98
                                                --------               --------
                                                 113,178                 99,310
                                     --------   --------    --------   --------
 Deferred tax asset
  (liability) - net                  $  3,699   $(91,390)   $ 18,604   $(78,113)
                                     --------   --------    --------   --------

Rowan did not deem necessary a valuation allowance against deferred tax assets at December 31, 2000 and 1999.

Rowan fully utilized its available investment tax credits and Employee Stock Ownership Plan (ESOP) tax credits during 2000. At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $5,500,000 that will expire, if not previously utilized, in 2019.

Deferred income taxes not provided on undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad, amounted to approximately $11,521,000 at December 31, 2000.

Income (loss) before income taxes consisted of $100,083,000, $(5,349,000) and $189,207,000 of domestic earnings (losses), and $10,780,000, $(9,187,000) and
$4,494,000 of foreign earnings (losses) in 2000, 1999 and 1998, respectively.

Income tax payments exceeded refunds by $4,253,000 in 2000, $1,405,000 in 1999 and $16,743,000 in 1998.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2000, the carrying amounts of Rowan's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 2000 as such instruments bear short-term, market-based interest rates. The fair value of Rowan's fixed-rate debt at December 31, 2000 was estimated to be approximately $137 million, or a $6 million premium to carrying value, based upon quoted market prices for similar issues.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, Rowan sold two cantilever jack-ups, Rowan- Halifax and Cecil Provine, and leased each rig back under operating leases expiring in September and December 2000, respectively. Each sale resulted in a gain that was recognized over the basic lease periods. Rowan has exercised its option to extend each lease for a period of seven and one-half years, with lease amounts equal to half of the weighted average lease payments made during the basic lease periods and payable semiannually.

Rowan has operating leases covering six anchor-handling, towing and supply
(AHTS) boats deployed in support of its Gulf of Mexico drilling business. The five-year lease agreements contain purchase options and expire during 2004 and 2005.

Rowan has other operating leases covering aircraft hangars, offices and computer equipment. Net rental expense under all operating leases was $40,730,000 in 2000, $22,854,000 in 1999 and $26,524,000 in 1998.



                                                                              32
Rowan Companies, Inc. and Subsidiaries

At December 31, 2000, the future minimum payments to be made under noncancelable operating leases were (in thousands):

2001                $ 40,669
2002                  40,248
2003                  39,007
2004                  36,619
2005                  20,158
Later years           25,890
                    --------
 Total              $202,591
                    --------

Rowan has certain environmental liabilities related to its manufacturing facilities. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Rowan believes that it has adequately accrued for environmental liabilities.

A claim for damages and costs has been made against a Rowan subsidiary in the United Kingdom courts in respect of a Gorilla V contract termination dispute with one of the Company's customers. The Company is vigorously defending itself in such proceeding and has asserted a counterclaim for the full contract value and costs. In a separate case in Harris County, Texas, Rowan is pursuing damages for tortious conduct by BP Amoco and its co-venturers, Enterprise and Amerada Hess, in connection with the contract termination.

Rowan is involved in other various legal proceedings incidental to its businesses and is vigorously defending its position in such matters. Rowan believes that there are no contingencies, claims or lawsuits that will have a material adverse effect on its financial position, results of operations or cash flows.

Rowan estimates 2001 capital expenditures will be between $220,000,000 and $240,000,000, including $140,000,000 to $150,000,000 toward construction of the offshore rigs Gorilla VII and Gorilla VIII.

NOTE 10 - SEGMENTS OF BUSINESS

Rowan has three principle operating segments: contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), helicopter and fixed-wing aircraft services ("Aviation") and the manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and drilling equipment ("Manufacturing"). Rowan's reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in Rowan's summary of significant accounting policies. See Note 1 for further information.

Drilling services are provided both onshore and offshore in domestic and foreign areas. Aviation services are provided primarily in Alaska, the western United States and along the Gulf Coast and include commuter airline, flightseeing and forest fire control services as well as oil and gas related flying. Manufacturing operations are primarily conducted in Longview, Texas, Vicksburg, Mississippi and Houston, Texas, though products are shipped throughout the United States and to many foreign locations.

Assets are ascribed to a segment based upon their direct use. Rowan classifies its drilling rigs as domestic or foreign based upon the rig's operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets.

Rowan's total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

                                                      DECEMBER 31,
                                      ------------------------------------------
                                        2000            1999            1998
                                      ----------      ----------      ----------
Consolidated assets:
 Drilling                             $1,327,392      $1,038,433      $  942,158
 Manufacturing                           206,456         180,120         176,145
 Aviation                                144,578         137,514         130,805
                                      ----------      ----------      ----------
Total                                 $1,678,426      $1,356,067      $1,249,108
                                      ----------      ----------      ----------
Property, plant and
 equipment - net:
 Domestic                             $  942,077      $  685,829      $  480,005
 Foreign                                 240,703         339,910         397,192
                                      ----------      ----------      ----------
Total                                 $1,182,780      $1,025,739      $  877,197
                                      ----------      ----------      ----------

At December 31, 2000, 36 drilling rigs, including 22 offshore rigs, were located in domestic areas and one offshore rig was located in a foreign area.

Information regarding revenues and profitability by operating segment is as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                2000        1999         1998
                                              ---------   ---------    ---------
Revenues:
  Drilling services                           $ 418,948   $ 260,939    $ 431,664
  Manufacturing sales
   and services                                 103,465      95,545      158,913
  Aviation services                             123,546     104,078      115,773
                                              ---------   ---------    ---------
Consolidated                                  $ 645,959   $ 460,562    $ 706,350
                                              ---------   ---------    ---------
Operating profit (loss)*:
  Drilling services                           $ 124,020   $  12,692    $ 181,347
  Manufacturing sales
   and services                                   7,602         668       18,909
  Aviation services                               4,020      (3,089)       5,447
                                              ---------   ---------    ---------
Consolidated                                  $ 135,642   $  10,271    $ 205,703
                                              ---------   ---------    ---------

* Income (loss) from operations before deducting general and administrative expenses



33
                                          Rowan Companies, Inc. and Subsidiaries

Excluded from the preceding table are the effects of transactions between segments. During 2000, 1999 and 1998, Rowan's manufacturing division provided approximately $103,896,000, $125,256,000 and $108,981,000, respectively, of products and services to the drilling division and Rowan's aviation division provided approximately $1,271,000, $1,228,000 and $1,313,000, respectively, of flight services to the drilling division.

Foreign-source revenues were as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                               2000         1999         1998
                                             ---------    ---------    ---------
Drilling services                            $  82,900    $ 156,772    $ 194,839
Manufacturing sales
   and services                                  1,612        1,954        1,129
Aviation services                                2,665        1,060        2,406
                                             ---------    ---------    ---------
Total                                        $  87,177    $ 159,786    $ 198,374
                                             ---------    ---------    ---------

Rowan had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer during 2000 (11%). During 1999 and 1998, no customer accounted for more than 10% of consolidated revenues.

Rowan believes that it has no significant concentrations of credit risk. Rowan has never experienced any significant credit losses and its drilling and aviation services customers have heretofore primarily been large energy companies and government bodies. The addition of manufacturing operations in 1994 has diversified the Company's operations and attendant credit risk. Further, Rowan retains the ability to relocate its major drilling and aviation assets over significant distances on a timely basis in response to changing market conditions.

Certain other financial information for each of Rowan's principal operating segments is summarized as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                              2000          1999          1998
                                            --------      --------      --------
Depreciation and amortization:
  Drilling                                  $ 38,313      $ 34,891      $ 31,945
  Aviation                                    13,151        13,361        12,289
  Manufacturing                                7,401         6,447         5,469
Capital expenditures:
  Drilling                                   185,321       180,641       217,725
  Aviation                                    20,662        16,046        16,256
  Manufacturing                               17,099         8,002        13,766
Maintenance and repairs:
  Drilling                                    38,562        29,717        33,083
  Aviation                                    22,311        18,404        23,408
  Manufacturing                                9,231         8,922        12,241
                                            --------      --------      --------

NOTE 11 - RELATED PARTY TRANSACTIONS

A Rowan director also serves as Vice President for one of the Company's drilling customers. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by Rowan in connection with third-party contracts for similar rigs. Because of the aforementioned relationships, the contracts between Rowan and this customer were reviewed and ratified by the Company's Board of Directors. Related revenues were approximately $2,853,000 in 2000.

A Rowan director serves as a Managing Director for an investment banking firm to which the Company paid $5,150,000 in commissions during 2000 in connection with its 10.3 million share common stock offering. Both the common stock offering and the underwriting agreement were approved by the Company's Board of Directors.

Two Rowan directors served in similar capacities for one of the Company's drilling customers during 1998. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by Rowan in connection with third party contracts for similar rigs. Because of the aforementioned relationships, the contracts between Rowan and this customer were reviewed and ratified by the Company's Board of Directors. Related 1998 revenues were approximately $968,000.



                                                                              34
Rowan Companies, Inc. and Subsidiaries