Form 10-K405, Exhibit 13
period 2001-12-31
ROWAN COMPANIES INC
filed 2002-03-28
CIK 85408

                                                                      EXHIBIT 13

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

TEN-YEAR FINANCIAL REVIEW

(In thousands except per share amounts and ratios)       2001            2000            1999            1998            1997
--------------------------------------------------   ------------    ------------    ------------    ------------    ------------
OPERATIONS

Revenues:
  Drilling services                                  $    486,291    $    418,948    $    260,939    $    431,664    $    434,004
  Manufacturing sales and services                        102,150         103,465          95,545         158,913         154,852
  Aviation services                                       142,623         123,546         104,078         115,773         106,396
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                                 731,064         645,959         460,562         706,350         695,252
                                                     ------------    ------------    ------------    ------------    ------------
Costs and expenses:
  Drilling services                                       303,420         256,615         213,356         218,372         217,514
  Manufacturing sales and services                         88,691          88,463          88,430         134,535         134,324
  Aviation services                                       118,153         106,374          93,806          98,037          95,368
  Depreciation and amortization                            68,499          58,865          54,699          49,703          47,078
  General and administrative                               27,670          24,072          18,399          18,366          16,971
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                                 606,433         534,389         468,690         519,013         511,255
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) from operations                             124,631         111,570          (8,128)        187,337         183,997
                                                     ------------    ------------    ------------    ------------    ------------
Other income (expense):
  Interest expense                                        (24,240)        (25,652)        (22,755)        (17,500)        (26,208)
  Less interest capitalized                                11,170          13,510          11,238          16,264           9,966
  Interest income                                           8,382          10,948           4,583           7,205           5,190
  Other - net                                                 264             487             526             395             343
                                                     ------------    ------------    ------------    ------------    ------------
    Other income (expense) - net                           (4,424)           (707)         (6,408)          6,364         (10,709)
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) before income taxes                         120,207         110,863         (14,536)        193,701         173,288
  Provision (credit) for income taxes                      43,209          40,650          (4,870)         69,241          16,863
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) before extraordinary charges                 76,998          70,213          (9,666)        124,460         156,425
  Extraordinary charges from redemption of debt                                                                             9,766
                                                     ------------    ------------    ------------    ------------    ------------
Net income (loss)                                    $     76,998    $     70,213    $     (9,666)   $    124,460    $    146,659
                                                     ------------    ------------    ------------    ------------    ------------
Per share of common stock:
  Net income (loss):
    Basic                                            $        .82    $        .76    $       (.12)   $       1.45    $       1.70(2)
                                                     ------------    ------------    ------------    ------------    ------------
    Diluted                                          $        .80    $        .74    $       (.12)   $       1.43    $       1.65(2)
                                                     ------------    ------------    ------------    ------------    ------------
  Cash dividends                                     $         --    $         --    $         --    $         --    $         --
                                                     ------------    ------------    ------------    ------------    ------------

FINANCIAL POSITION

Working capital                                      $    305,188    $    379,003   $    122,792(1)  $    286,059    $    330,852
                                                     ------------    ------------    ------------    ------------    ------------
Property, plant and equipment - at cost:
  Drilling equipment                                    1,634,370       1,553,849       1,268,704       1,238,361         965,292
  Aircraft and related equipment                          255,600         236,760         221,776         211,313         202,044
  Manufacturing plant and equipment                       104,018          94,077          83,835          75,949          60,902
  Construction in progress                                327,032         157,314         248,567         127,075         195,996
  Other property and equipment                            140,706         121,997         113,008         108,353          94,476
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                               2,461,726       2,163,997       1,935,890       1,761,051       1,518,710
                                                     ------------    ------------    ------------    ------------    ------------
Property, plant and equipment - net                     1,418,843       1,182,780       1,025,739         877,197         677,160
Total assets                                            1,938,955       1,678,426       1,356,067       1,249,108       1,122,135
Capital expenditures                                      305,180         223,082         204,689         247,747         180,066
Long-term debt                                            438,484         372,212         296,677         310,250         256,150
Common stockholders' equity                             1,108,087       1,052,757         723,724         729,996         653,098
                                                     ------------    ------------    ------------    ------------    ------------
STATISTICAL INFORMATION

Current ratio                                                2.51            4.63            1.61(1)         4.59            5.06
Long-term debt/total capitalization                           .28             .26             .29             .30             .28
Book value per share of common stock                 $      11.84    $      11.17    $       8.69    $       8.77            7.53
Price range of common stock                          $11.10-33.89    $19.06-34.25    $ 8.50-21.69    $ 9.00-32.50    $16.75-43.94
                                                     ------------    ------------    ------------    ------------    ------------

(1) Amounts reflect advances of $110 million outstanding under the Company's $155 million revolving credit facility expiring in October 2000. The Company repaid such advances during February 2000 from the $247 million net proceeds from a stock offering and cancelled the facility. Giving effect to these transactions at December 31, 1999, the Company's Working capital and Current ratio would have been $370 million and 5.00, respectively.

(2) After extraordinary charges from early debt redemption of $.12 and $.11 per share, respectively


(In thousands except per share amounts and ratios)       1996            1995            1994            1993             1992
--------------------------------------------------   ------------    ------------    ------------    ------------    ------------
OPERATIONS

Revenues:
  Drilling services                                  $    316,123    $    250,080    $    245,917    $    271,022    $    162,121
  Manufacturing sales and services                        143,768         133,755          96,664
  Aviation services                                       111,269          87,462          95,578          82,174          87,877
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                                 571,160         471,297         438,159         353,196         249,998
                                                     ------------    ------------    ------------    ------------    ------------
Costs and expenses:
  Drilling services                                       202,394         203,415         207,306         210,901         162,366
  Manufacturing sales and services                        131,693         120,328          86,883
  Aviation services                                        91,570          77,964          79,381          67,121          74,066
  Depreciation and amortization                            47,882          50,555          50,790          51,918          51,367
  General and administrative                               16,591          14,692          13,862          13,940          12,092
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                                 490,130         466,954         438,222         343,880         299,891
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) from operations                              81,030           4,343             (63)          9,316         (49,893)
                                                     ------------    ------------    ------------    ------------    ------------
Other income (expense):
  Interest expense                                        (27,547)        (27,702)        (27,530)        (25,361)        (26,254)
  Less interest capitalized                                 2,516
  Interest income                                           4,157           5,209           4,813           2,348           2,658
  Other - net                                                 374             468             260             150             165
                                                     ------------    ------------    ------------    ------------    ------------
    Other income (expense) - net                          (20,500)        (22,025)        (22,457)        (22,863)        (23,431)
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) before income taxes                          60,530         (17,682)        (22,520)        (13,547)        (73,324)
  Provision (credit) for income taxes                        (808)            754             469            (288)            429
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) before extraordinary charges                 61,338         (18,436)        (22,989)        (13,259)        (73,753)
  Extraordinary charges from redemption of debt
                                                     ------------    ------------    ------------    ------------    ------------
Net income (loss)                                    $     61,338    $    (18,436)   $    (22,989)   $    (13,259)   $    (73,753)
                                                     ------------    ------------    ------------    ------------    ------------
Per share of common stock:
  Net income (loss):
    Basic                                            $        .72    $       (.22)   $       (.27)   $       (.17)   $      (1.01)
                                                     ------------    ------------    ------------    ------------    ------------
    Diluted                                          $        .70    $       (.22)   $       (.27)   $       (.17)   $      (1.01)
                                                     ------------    ------------    ------------    ------------    ------------
  Cash dividends                                     $         --    $         --    $         --    $         --    $         --
                                                     ------------    ------------    ------------    ------------    ------------

FINANCIAL POSITION

Working capital                                      $    232,045    $    200,588    $    195,945    $    172,117    $     61,397
                                                     ------------    ------------    ------------    ------------    ------------
Property, plant and equipment - at cost:
  Drilling equipment                                      954,249         944,021         961,391         950,538         939,793
  Aircraft and related equipment                          188,681         189,954         176,874         166,791         162,001
  Manufacturing plant and equipment                        37,377          25,037          18,955
  Construction in progress                                 77,318
  Other property and equipment                             94,517          91,089          86,883          81,636          79,801
                                                     ------------    ------------    ------------    ------------    ------------
    Total                                               1,352,142       1,250,101       1,244,103       1,198,965       1,181,595
                                                     ------------    ------------    ------------    ------------    ------------
Property, plant and equipment - net                       546,200         487,039         506,121         507,193         537,819
Total assets                                              899,308         802,488         805,179         765,263         684,301
Capital expenditures                                      117,947          33,881          43,377          21,989          39,528
Long-term debt                                            267,321         247,744         248,504         207,137         212,907
Common stockholders' equity                               496,219         429,155         442,347         460,300         375,754
                                                     ------------    ------------    ------------    ------------    ------------
STATISTICAL INFORMATION

Current ratio                                                3.72            3.75            4.39            4.90            2.47
Long-term debt/total capitalization                           .35             .37             .36             .31             .36
Book value per share of common stock                 $       5.80    $       5.06    $       5.25    $       5.49    $       5.13
Price range of common stock                          $ 8.88-24.50    $ 5.38-10.00    $  5.75-9.25    $ 6.63-10.75    $  4.63-9.38
                                                     ------------    ------------    ------------    ------------    ------------

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights Rowan's operating results for the years indicated (in millions):

                                    2001         2000         1999
                                 ----------   ----------   ----------
Revenues:
  Drilling                       $    486.3   $    418.9   $    260.9
  Manufacturing                       102.2        103.5         95.6
  Aviation                            142.6        123.6        104.1
                                 ----------   ----------   ----------
    Total                        $    731.1   $    646.0   $    460.6
                                 ----------   ----------   ----------
Operating Profit (Loss)*:
  Drilling                       $    136.4   $    124.0   $     12.7
  Manufacturing                         5.7          7.6          0.7
  Aviation                             10.2          4.0         (3.1)
                                 ----------   ----------   ----------
    Total                        $    152.3   $    135.6   $     10.3
                                 ----------   ----------   ----------
Net Income (Loss)                $     77.0   $     70.2   $     (9.7)
                                 ----------   ----------   ----------

* Income (loss) from operations before deducting general and administrative expenses

A dramatic decline in natural gas prices during 2001, brought on by mild winter temperatures, an economic recession that reduced both consumer and industrial demand and the effects of September 11th, caused a collapse in domestic drilling activity during the year. Though our financial results were improved in 2001, as shown in the table above, results of our drilling operations, which were focused in the Gulf of Mexico and other domestic areas, deteriorated significantly over the last half of the year. Oil prices, which strongly influence international drilling activity, also declined substantially during 2001, though they remained above $25 per barrel for much of the year, enabling certain foreign drilling markets to continue improving.

Nineteen ninety-nine began with oil prices at historic lows, but with indications of serious oil production discipline on the part of OPEC and certain non-OPEC nations. The restriction of oil supply, together with a resurgence of growing demand, caused oil prices to more than double during the year to levels not seen since the 1991 Gulf War. However, this extreme price volatility over the previous two years had apparently convinced many energy companies to proceed with caution. Worldwide exploration and production expenditures in 1999 were significantly down from 1998, though by year end, drilling activity had begun to improve.

Continued growth in energy demand to levels in excess of available supply caused a further ascent in oil prices and, in particular, natural gas prices during 2000, and spot shortages in certain markets. Energy company expenditures responded in kind, especially in gas-driven markets like the Gulf of Mexico, and drilling activity surged. By year end, with gas prices at record levels, virtually every available jack-up in the Gulf of Mexico was under contract, and most surveys of energy company budgets indicated exploration and production expenditures, especially in domestic areas, would again be substantially higher in 2001.

After peaking at almost $10 per mcf early in 2001, natural gas prices began a steady descent to around $2 at year end. In addition, after a two-year run-up to the mid-$30s in late 2000, oil prices had fallen to below $20 per barrel by year-end 2001. With prices deteriorating, energy companies responded quickly and, by mid-year, had begun deferring drilling projects and reducing their 2001 drilling budgets, particularly in domestic areas. Rowan began experiencing curtailed drilling assignments in our most prominent market, the Gulf of Mexico. By year end, overall Gulf of Mexico jack-up drilling had collapsed and, as a result, Rowan's average domestic day rates were significantly lower than the levels obtained earlier in the year and our fleet utilization had suffered dramatically. Though our 2001 drilling operations yielded improved revenues and results over 2000, the trend over the last half of the year was decidedly unfavorable.

Rowan's manufacturing division has continued to generate operating profits while playing a lead role in our drilling fleet expansion program. During 2001, the manufacturing division completed construction of Gorilla VII, achieved significant progress on Gorilla VIII and began design work for a new Tarzan class jack-up.

During the past three years, Rowan's aviation division has continued to diversify its flight services, though improvements in revenues and operating results reflected above were largely due to increased energy-related flying activity and, in 2001, an average 30% rate increase.

The improvements in Rowan's overall operating results over the past two years, as shown in the table above, were partially offset by higher than expected general and administrative costs, due primarily to legal costs related to the Gorilla V contract dispute, greater depreciation expense associated with the Company's rig fleet expansion program and increased income tax provisions. The Gorilla V contract dispute and Rowan's rig fleet expansion program are discussed more fully below under Liquidity and Capital Resources.

DRILLING OPERATIONS. Rowan's drilling operating results are generally a function of rig rates and activity in the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment.

A decline in oil and natural gas prices during 1998 caused a substantial reduction in offshore drilling throughout that year, especially in the highly competitive Gulf of Mexico market. Market conditions in the Gulf of Mexico continued deteriorating in early 1999 as oil prices averaged around $13 per barrel and natural gas remained below $2.00 per mcf during the first quarter. Many energy companies had announced and begun carrying out a significant reduction in domestic expenditures from their already reduced 1998 levels, though enough independents took advantage of bargain drilling day rates to provide an increase in drilling activity beginning in the second quarter. They appeared to be prompted by recovering oil prices, brought about primarily through supply restrictions on the part of major oil-producing nations, and strengthening natural gas prices. Gulf of Mexico activity continued improving throughout the latter half of the year and day rates, which bottomed in the third quarter, began improving dramatically during the fourth quarter. Rowan's Gulf of Mexico fleet was 69% utilized during 1999 and suffered a 56% decline in average day rates from 1998.

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

Natural gas prices reversed course in 2001, declining by about 80% during the year, and Rowan's domestic drilling operations were adversely affected. Our Gulf of Mexico rig fleet, which included all but one of our offshore rigs, experienced rapidly declining utilization, as follows: 1st quarter - 96%; 2nd quarter - 92%; 3rd quarter - 69%; 4th quarter - 58%; and full year - 79%. Largely on the strength of the first six months, we achieved a 23% increase in average day rates over 2000. At year end, Gulf of Mexico drilling activity appeared to have bottomed, but drilling day rates showed signs of continued weakness.

In the North Sea, weak demand for jack-ups continued throughout 1999. As rigs fulfilled their contractual commitments, they became idle with apparently few prospects for immediate work. Accordingly, during the latter half of 1999, Rowan relocated three cantilever jack-ups from the North Sea to the improving Gulf of Mexico market. Gorilla V, idle due to a contract dispute, was relocated to the more promising eastern Canada market during the fourth quarter. Our North Sea fleet was only 52% utilized during 1999, though average day rates, due to the increased significance of Gorilla IV operations, increased by 17% over 1998.

With the relocation of Gorilla IV and the Arch Rowan to the Gulf of Mexico in March 2000, Rowan essentially withdrew from the North Sea market. We remained confident in the North Sea market's long-term viability, particularly for our Super Gorilla jack-ups, and, during 2001, constructed a new area headquarters facility near Aberdeen, Scotland. North Sea drilling activity has been slowly improving over the past 12-15 months, and bid inquiries have increased. In anticipation of the continued strengthening of this market, we relocated Gorilla VII to the area in January 2002.

Despite the favorable commodity price environment during 2000 as discussed above, and notwithstanding reports of major hydrocarbon discoveries in the area, demand for drilling equipment offshore eastern Canada was lower at the end of the year than at the beginning. As a result, Gorilla II, which entered the eastern Canada market in early 1998, left in July 2000, and Gorilla III, after nearly a decade of full utilization as a combination drilling/production unit in the area, left in November. Each rig was mobilized to the more promising Gulf of Mexico market where they immediately underwent modifications to expand their operating capability. Gorilla V, which entered the eastern Canada market during the fourth quarter of 1999, was 76% utilized in 2000 and 85% utilized in 2001. Though near-term drilling demand is uncertain, we are confident in the long-term potential of the harsh environment jack-up market offshore eastern Canada.

Overall, Rowan's worldwide fleet of 23 jack-ups (two of which are leased through mid-2008) was utilized 79%, 92% and 68% in 2001, 2000 and 1999, respectively, while our semi-submersible achieved utilization of 80%, 94% and 60%, respectively. We consider only revenue-producing days in computing rig utilization.

The effects of fluctuations in activity and day rates are shown in the following analysis of changes in our contract drilling revenues (in millions):

                         2000        1999
                        TO 2001     TO 2000
                       --------    --------

Utilization            $  (10.5)   $   78.3
Drilling rates             77.9        79.7

These fluctuations caused a $67.4 million or 16% increase in 2001 drilling revenues compared to 2000, which was about 61% higher than 1999. Drilling expenses were about 18% higher in 2001 compared to 2000, primarily due to the expansion of our land drilling fleet, the growth of our anchor-handling, towing and supply (AHTS) boat operations and the addition, in June 2000, of Gorilla VI. Drilling expenses were 20% higher in 2000 than in 1999 for similar reasons.

Rowan's land rig fleet was 72% utilized in 2001 and achieved an average day rate of $13,400, compared to 47% and $8,300 in 2000 and 25% and $7,000 in 1999. Our
fleet of 17 deep-well land rigs features three newly constructed rigs and six rigs that have been substantially rebuilt over the past two years, including four rigs relocated from Alaska during the period. One additional new land rig is expected to be delivered during the second quarter of 2002.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

During 1999, Rowan operated one leased AHTS boat in support of our Gulf of Mexico drilling business. In 2000, we expanded our AHTS fleet to six vessels, each of which was obtained under five-year lease agreements containing purchase options. The boats are fully crewed by the lessor, but managed by Rowan to provide towing and supply services to our drilling operations. We also directly market the boats to third parties, with emphasis on their anchor-handling capabilities for deepwater semi-submersibles.

Based upon recent bid inquiries and other indications from our energy company customers, we expect the following near-term market conditions in our principal operating areas:

   GULF OF MEXICO - Moderately Improving exploration activity with development activity fluctuating with natural gas prices

   NORTH SEA - Moderately improving jack-up drilling activity fluctuating with oil prices

   EASTERN CANADA - Moderately improving demand for harsh environment equipment

The drilling markets in which we compete frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, effects of energy company consolidations, trends in finding and lifting costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents us from being able to accurately predict whether existing market conditions will continue beyond the near term. In response to fluctuating market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when such moves are economically justified. Currently, Rowan's drilling operations are unprofitable, and there can be no assurance that expected improvements in market conditions, as reflected in the preceding table, will materialize. Our operations will be adversely affected should market conditions deteriorate further.

MANUFACTURING OPERATIONS. Rowan's manufacturing division experienced a nominal 1% decline in revenues in 2001 compared to 2000, which was 8% higher than 1999, but suffered a more sizable decrease in profitability between periods, while devoting substantial efforts towards the design and construction of Gorilla VII and Gorilla VIII and the expansion and upgrade of our land drilling fleet.

The equipment group experienced a $0.5 million or less than 1% decrease in revenues, as continued unfavorable commodities prices and effects of mining company mergers limited the group to sales of 11 new loaders and stackers during 2001, compared to 13 units in 2000, though the impact was partially offset by a 4% increase in parts sales between periods. The steel group experienced a 1% decrease in revenues despite a 3% increase in external steel shipments.

The drilling products group, featuring the LeTourneau Ellis Williams (LEWCO) mud pump operation acquired in 2000, shipped 23 pumps to outside customers during 2001, down from 27 pumps in 2000. In addition, LEWCO built two 3000 horsepower pumps for Gorilla VIII and delivered 14 1700 horsepower pumps for Rowan's new and existing land rigs. Sales of other rig components and parts and fabrication services to third parties were virtually unchanged in 2001.

Consolidated manufacturing operations exclude approximately $118 million of products and services provided to Rowan's drilling division in 2001, most of which was attributable to construction progress on Gorillas VII and VIII, compared to $104 million in 2000. The drilling products group completed and delivered Gorilla VI during June 2000 and Gorilla VII during December 2001.

Though considerably less volatile than our drilling operations, our manufacturing operations have continued to be adversely impacted by a prolonged period of unfavorable world commodities prices; in particular, prices for copper, iron ore, coal, gold and diamonds. Although prices for some of these commodities stabilized somewhat during 2001, and prospects for additional mining equipment sales have therefore improved, our external manufacturing backlog remains at a depressed level. As a result, we cannot accurately predict the results of our manufacturing operations for 2002.

AVIATION OPERATIONS. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. Other key sources of aviation revenues include a commuter airline in Alaska, forest fire control services and flying in connection with Alaska tourism.

Aviation revenues improved by 15% in 2001 compared to 2000, which was 19% higher than 1999. Aviation division expenses in 2001 increased by 11% over 2000, which was 13% higher than 1999. Flying for energy companies, primarily in support of Gulf of Mexico deepwater drilling operations, improved by about 47% in 2001, due largely to an average

30% rate increase effective in April coupled with the strong offshore drilling market prevailing early in the year as discussed previously. Also in 2001, we experienced a 54% decrease in forest fire control revenues, partially offset by a 10% increase in tourism-related revenues.

The number of aircraft operated by Rowan at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:

                                      2001         2000         1999
                                   ----------   ----------   ----------

Twin-engine helicopters:
  Number                                   66           64           64
  Revenue hours                        36,064       33,647       26,436
Single-engine helicopters:
  Number                                   29           31           31
  Revenue hours                        10,845       12,658       12,542
Fixed-wing aircraft:
  Number                                   19           19           18
  Revenue hours                        19,789       20,834       21,003

Expected near-term market conditions, in the aviation markets in which we continue to operate, are shown below:

     ALASKA - Generally stable market conditions

     GULF OF MEXICO - Moderately improving market conditions

We cannot predict whether these expected market conditions will materialize. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which we compete. We can, as we have done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing expected market conditions prevail, the aviation division should contribute positive operating results in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 2001 and 2000 were as follows (dollars in millions):

                                                     DECEMBER 31,
                                           -------------------------------
                                                2001             2000
                                           --------------   --------------

Cash and cash equivalents                  $        237.0   $        192.8
Current assets                             $        506.7   $        483.4
Current liabilities                        $        201.5   $        104.4
Current ratio                                        2.51             4.63
Current maturities of long-term debt       $         42.5   $         28.0
Long-term debt                             $        438.5   $        372.2
Stockholders' equity                       $      1,108.1   $      1,052.8
Long-term debt/total capitalization                   .28              .26

Reflected in the comparisons above are the effects of the following 2001 transactions: net cash provided by operations of $281.7 million; capital expenditures of $305.2 million; proceeds from borrowings of $110.7 million, debt repayments of $30.0 million and repurchases of stock totaling $21.2 million. Operating cash flows in 2001 included $88.6 million received in connection with the Gorilla V contract dispute. The Gorilla V contract dispute is discussed more fully below.

Capital expenditures in 2001 included $79 million towards construction of Rowan Gorilla VIII, an enhanced version of our Super Gorilla class jack-up designated as Super Gorilla XL. Gorilla VIII will be outfitted with 708 feet of leg, 134 feet more than Gorillas V, VI or VII, and have 30% larger spud cans enabling operation in the Gulf of Mexico in water depths up to 550 feet. Gorilla VIII will also be able to operate in water depths up to 400 feet in the hostile environments offshore eastern Canada and in the North Sea. Construction of Gorilla VIII is proceeding on schedule at Rowan's Vicksburg, Mississippi facility and is expected to be completed during the third quarter of 2003.

During May 2001, Rowan obtained financing for up to 87.5% of the cost of Gorilla VIII through an 18-year bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration (MARAD) under its Title XI Program. Under the Title XI Program, we obtain reimbursements for Gorilla VIII expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at .25% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of January 15, 2008 or four years following completion of construction. Interest is payable semi-annually on each January 15 and July 15 and the principal will be repaid in 36 semi-annual installments commencing January 15, 2004. Gorilla VIII is pledged as security for the government guarantee. At December 31, 2001, we had drawn down about $31 million of the $187 million total credit facility, which bore interest at about 3% at year end.

Capital expenditures during 2001 also included $75 million for completion of Rowan Gorilla VII, a harsh environment drilling and production unit like Gorillas V and VI. Gorilla VII was delivered on schedule during December 2001 and relocated to the North Sea in January 2002.

Rowan financed $185.4 million of the cost of Gorilla VII through a 12-year, floating-rate bank loan issued under the Title XI Program. We must fix the interest rate on all outstanding principal amounts by December 10, 2003. Interest is payable semi-annually on each April 20 and October 20 and we will make the first of 24 semi-annual principal repayments on April 20, 2002. Gorilla VII is pledged as security for the government guarantee. Outstanding borrowings of $185.4 million at December 31, 2001 bore interest at about 3%.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

Capital expenditures during 2001 also included $69 million toward the expansion and upgrade of our land drilling capabilities, including the construction of three new land rigs. Construction of a fourth new rig is expected to be completed during the second quarter of 2002, at which time our land drilling fleet will total 18 rigs.

Design work continues on a new class of jack-up rig, specifically targeted for deep drilling in water depths up to 250 feet on the outer continental shelf in the Gulf of Mexico. The Tarzan class rig will offer drilling capabilities similar to our Gorilla class jack-ups, enabling more efficient drilling beyond 15,000 feet, but with reduced environmental criteria (wind, wave and current) and at about one-third of the construction cost. The first rig, to be named Scooter Yeargain, will be constructed at Vicksburg, Mississippi with delivery expected during the third quarter of 2004. Rowan intends to pursue outside financing for Scooter Yeargain if necessary, but believes internally generated working capital may be sufficient to fund its construction. However, there can be no assurance that working capital will be adequate throughout the period required to complete construction or that outside financing will be available.

During 2001, we committed to purchase three Sikorsky S-92 helicopters for the deepwater drilling market, subject to our obtaining long-term operating contracts. The S-92 design features a 19-passenger capacity and a range of 475 nautical miles. We currently expect the helicopters to be delivered in the third quarter of 2003 and that their total cost, estimated to approach $50 million, will be funded from existing working capital. However, there can be no assurance that working capital will be adequate.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 2001 capital expenditures was primarily for major enhancements to existing offshore rigs and manufacturing facilities and purchases of aircraft and components. We estimate 2002 capital expenditures will be between $225 million and $240 million, including $100-125 million for Gorilla VIII and Scooter Yeargain. We may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing drilling equipment.

Construction of Rowan Gorilla VI, completed during June 2000, was substantially financed through a $171 million government-guaranteed bank note issued under the Title XI Program. On March 15, 2001, we fixed the interest rate on all outstanding principal amounts at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Gorilla VI is pledged as security for the government guarantee. Outstanding borrowings totaled $149.6 million at December 31, 2001.

Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Principal and accrued interest are payable semi-annually on each January 1 and July 1 through 2010. Gorilla V is pledged as security for the government guarantee. Outstanding borrowings at December 31, 2001, were as follows: $50.3 million at 6.94% and $64.6 million at 6.15%.

On January 31, 2000, in connection with the Ellis Williams acquisition, Rowan issued $3 million in 7.5% promissory notes that were repaid in full during 2001.

In early 2000, Rowan completed the sale of 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly-issued shares. The net proceeds of approximately $247 million were first applied to repayment of the $110 million outstanding under our $155 million bank revolving credit facility, which was subsequently cancelled. Remaining offering proceeds were retained for working capital and general corporate purposes. We currently have no other available credit facilities, but believe financing could be obtained if deemed necessary.

Based on current and anticipated near-term operating levels, we believe that 2002 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service requirements at least through the remainder of 2002.

A claim for damages and costs was made against a Rowan subsidiary in the United Kingdom courts in respect of the Gorilla V contract dispute. On November 16, 2001, the English Court ruled in Rowan's favor and dismissed in its entirety the plaintiff's claim that it had been entitled, in January 1999, to terminate its drilling contract with a Rowan subsidiary for the use of the jack-up rig Rowan Gorilla V. The Court declared that the rig was fit for purpose in all respects when the contract was terminated. In addition, the court ordered the plaintiff to pay Rowan for all unpaid day rates, damages, interest and an interim payment for legal costs, for which Rowan subsequently received $88.6 million. The matter was under appeal at year end, accordingly, all receipts resulting from the English Court judgement, less outstanding receivables dating from contract inception, plus investment earnings, were deferred at December 31, 2001. On March 14, 2002, a settlement agreement was reached among the parties that calls for Rowan to receive an additional $84.2 million and all litigation involving this matter to be dropped by all parties.

The Company is involved in various other legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. Rowan believes that there are no known contingencies, claims or lawsuits that will have a material adverse effect on its financial position, results of operations or cash flows.

Rowan's operating results were not directly impacted by the events of September 11, 2001, except for the effects of the flying moratorium on our aviation operations immediately thereafter. The impact of 9/11 on our businesses will be more pronounced in 2002 as the cost of insuring our equipment and operations against losses recently increased, even after we assumed more of the financial risk associated with any such losses through higher deductibles. We do not expect, however, that the effects of 9/11 will have a material adverse effect on our financial position, results of operations or cash flows in 2002.

Rowan did not pay any dividends during the 1999-2001 period and, at December 31, 2001, had approximately $286 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements. See Note 5 of the Notes to Consolidated Financial Statements.

During 1998 and early 1999, we repurchased in the open market 4.3 million shares or almost 5% of Rowan's outstanding common stock under the previously announced Share Repurchase Program begun in June 1998. The 5.8 million shares we held in treasury at December 31, 1999 had an average cost of $10.65 per share and were included within the sale of 10.3 million shares of common stock in early 2000 at a net price of $24.00 per share. During 2000 and 2001, we repurchased in the open market 1,435,300 shares of Rowan's outstanding common stock at an average cost of $16.93 per share. In the first two months of 2002, we repurchased another 137,500 shares of Rowan's outstanding common stock under the Share Repurchase Program at an average cost of $16.79.

On January 31, 2002, we completed the purchase of certain assets of Oilfield-Electric-Marine, Inc. and Industrial Logic Systems, Inc., issuing from treasury 439,560 shares of Rowan common stock valued at approximately $8 million. A registration statement has been filed to permit the resale of such shares in the market from time to time. Oilfield-Electric-Marine manufactures variable speed AC motors and variable frequency drive systems, DC motors and drive systems, and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries. Additionally, Oilfield-Electric-Marine manufactures medium voltage switchgear from 5KV through 38KV for the industrial and petrochemical markets.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", generally requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. Statement No. 133, as amended by Statements No. 137 and 138, is effective for fiscal years beginning after June 15, 2000. Rowan does not hold or issue derivative financial instruments and the adoption of Statement No. 133, as amended, effective January 1, 2001, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 141, "Business Combinations" essentially mandates the purchase method of accounting for business combinations effective July 1, 2001. We believe that the provisions of Statement No. 141 will not materially impact Rowan's financial position or results of operations.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" generally provides that goodwill and other intangible assets with indefinite useful lives no longer be amortized to expense but rather be assessed periodically for impairment losses. Statement No. 142 is effective for fiscal years beginning after December 15, 2001. Rowan's adoption of Statement No. 142, effective January 1, 2002, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", supercedes existing standards pertaining to accounting and reporting for long-lived assets, especially those held for disposal. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. Rowan's adoption of Statement No. 144, effective January 1, 2002, did not materially impact our financial position or results of operations.

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of Rowan that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by us. Among the factors that could cause actual results to differ materially are the following:

   o  oil and natural gas prices
   o  the level of offshore expenditures by energy companies
   o  energy demand
   o  the general economy, including inflation
   o  weather conditions in our principal operating areas
   o  environmental and other laws and regulations

Other relevant factors have been disclosed in Rowan's filings with the U.S. Securities and Exchange Commission.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 2000 and 2001 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                                   FIRST         SECOND         THIRD         FOURTH
                                  QUARTER        QUARTER        QUARTER       QUARTER
                               ------------   ------------   ------------   ------------

2000:
Revenues                       $    127,730   $    143,161   $    190,849   $    184,219
Operating profit                     15,053         21,663         48,094         50,832
Net income                            6,104         11,096         25,559         27,454
Net income per
  common share:
    Basic                               .07            .12            .27            .29
    Diluted                             .07            .12            .27            .29
                               ------------   ------------   ------------   ------------

2001:

Revenues                       $    193,514   $    210,394   $    191,325   $    135,831
Operating profit (loss)              56,922         61,540         40,838         (6,999)
Net income (loss)                    31,716         34,312         20,640         (9,670)
Net income (loss) per
  common share:
    Basic                               .34            .36            .22           (.10)
    Diluted                             .33            .36            .22           (.10)

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.


COMMON STOCK PRICE RANGE, CASH
DIVIDENDS AND STOCK SPLITS (UNAUDITED)

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On March 1, 2002, there were approximately 2,300 holders of record.

                            2001                      2000
                   -----------------------   -----------------------
QUARTER                HIGH         LOW          HIGH         LOW
-------            ----------   ----------   ----------   ----------

First              $    33.45   $    24.56   $    30.69   $    19.06
Second                  33.89        21.50        33.00        24.06
Third                   22.45        11.10        34.25        23.38
Fourth                  20.14        11.66        32.06        19.31

The Company did not pay any dividends on its common stock during 2001 and 2000. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends. Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975. On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by
33.6 shares if still owned at present.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT


ROWAN COMPANIES, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP


Houston, Texas
March 14, 2002

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

                                                                                               DECEMBER 31,
                                                                                        ---------------------------
(In thousands except share amounts)                                                         2001           2000
-----------------------------------                                                     ------------   ------------
ASSETS
Current assets:
  Cash and cash equivalents                                                             $    236,989   $    192,828
  Receivables - trade and other                                                              120,199        154,541
  Inventories:
    Raw materials and supplies                                                               121,609        103,352
    Work-in-progress                                                                          20,839         22,456
    Finished goods                                                                               741          3,084
  Prepaid expenses                                                                             3,188          3,397
  Deferred tax assets - net (Note 7)                                                           3,117          3,699
                                                                                        ------------   ------------
    Total current assets                                                                     506,682        483,357
                                                                                        ------------   ------------
Property, plant and equipment - at cost:
  Drilling equipment                                                                       1,634,370      1,553,849
  Aircraft and related equipment                                                             255,600        236,760
  Manufacturing plant and equipment                                                          104,018         94,077
  Construction in progress                                                                   327,032        157,314
  Other property and equipment                                                               140,706        121,997
                                                                                        ------------   ------------
    Total                                                                                  2,461,726      2,163,997
  Less accumulated depreciation and amortization                                           1,042,883        981,217
                                                                                        ------------   ------------
    Property, plant and equipment - net                                                    1,418,843      1,182,780
                                                                                        ------------   ------------
Other assets and deferred charges (Note 6)                                                    13,430         12,289
                                                                                        ------------   ------------
      Total                                                                             $  1,938,955   $  1,678,426
                                                                                        ------------   ------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (Note 2)                                         $     42,458   $     28,008
  Accounts payable - trade                                                                    28,903         24,769
  Other current liabilities (Note 4)                                                         130,133         51,577
                                                                                        ------------   ------------
   Total current liabilities                                                                 201,494        104,354
                                                                                        ------------   ------------
Long-term debt - less current maturities (Note 2)                                            438,484        372,212
                                                                                        ------------   ------------
Other liabilities (Notes 6 and 9)                                                             62,938         57,713
                                                                                        ------------   ------------
Deferred income taxes - net (Note 7)                                                         127,952         91,390
                                                                                        ------------   ------------
Commitments and contingent liabilities (Note 9)

Stockholders' equity (Notes 3, 5 and 6):
  Preferred stock, $1.00 par value:
    Authorized 5,000,000 shares issuable in series:
      Series III Preferred Stock, authorized 10,300 shares, none outstanding
      Series A Preferred Stock, authorized 4,800 shares, none outstanding
      Series B Preferred Stock, authorized 4,800 shares, none outstanding
      Series C Preferred Stock, authorized 9,606 shares, none outstanding
      Series D Preferred Stock, authorized 9,600 shares, none outstanding
      Series E Preferred Stock, authorized 1,194 shares, none outstanding
      Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
  Common stock, $.125 par value; authorized 150,000,000 shares; issued 95,002,430
    shares at December 31, 2001 and 94,384,704 shares at December 31, 2000                    11,875         11,798
  Additional paid-in capital                                                                 638,303        626,309
  Retained earnings                                                                          494,756        417,758
  Cost of 1,435,300 and 150,000 treasury shares, respectively                                (24,307)        (3,108)
  Accumulated other comprehensive income (loss)                                              (12,540)
                                                                                        ------------   ------------
    Total stockholders' equity                                                             1,108,087      1,052,757
                                                                                        ------------   ------------
      Total                                                                             $  1,938,955   $  1,678,426
                                                                                        ------------   ------------


See Notes to Consolidated Financial Statements.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                            --------------------------------------------
(In thousands except per share amounts)                         2001            2000            1999
---------------------------------------                     ------------    ------------    ------------

Revenues:
  Drilling services                                         $    486,291    $    418,948    $    260,939
  Manufacturing sales and services                               102,150         103,465          95,545
  Aviation services                                              142,623         123,546         104,078
                                                            ------------    ------------    ------------
    Total                                                        731,064         645,959         460,562
                                                            ------------    ------------    ------------
Costs and expenses:
  Drilling services                                              303,420         256,615         213,356
  Manufacturing sales and services                                88,691          88,463          88,430
  Aviation services                                              118,153         106,374          93,806
  Depreciation and amortization                                   68,499          58,865          54,699
  General and administrative                                      27,670          24,072          18,399
                                                            ------------    ------------    ------------
    Total                                                        606,433         534,389         468,690
                                                            ------------    ------------    ------------
Income (loss) from operations                                    124,631         111,570          (8,128)
                                                            ------------    ------------    ------------
Other income (expense):
  Interest expense                                               (24,240)        (25,652)        (22,755)
  Less interest capitalized                                       11,170          13,510          11,238
  Interest income                                                  8,382          10,948           4,583
  Other - net                                                        264             487             526
                                                            ------------    ------------    ------------
    Other income (expense) - net                                  (4,424)           (707)         (6,408)
                                                            ------------    ------------    ------------
Income (loss) before income taxes                                120,207         110,863         (14,536)
  Provision (credit) for income taxes (Note 7)                    43,209          40,650          (4,870)
                                                            ------------    ------------    ------------
Net income (loss)                                           $     76,998    $     70,213    $     (9,666)
                                                            ------------    ------------    ------------

Net income (loss) per share of common stock (Note 1):
  Basic                                                     $        .82    $        .76    $       (.12)
                                                            ------------    ------------    ------------
  Diluted                                                   $        .80    $        .74    $       (.12)
                                                            ------------    ------------    ------------


See Notes to Consolidated Financial Statements.


                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                                             -------------------------------------
(In thousands)                                                                                  2001          2000         1999
                                                                                             ----------    ----------   ----------

Net income (loss)                                                                            $   76,998    $   70,213   $   (9,666)
Other comprehensive income (loss):
  Minimum pension liability adjustment (net of credit for income taxes of $6,752) (Note 6)      (12,540)
                                                                                             ----------    ----------   ----------
Comprehensive income (loss)                                                                  $   64,458    $   70,213   $   (9,666)
                                                                                             ----------    ----------   ----------

See Notes to Consolidated Financial Statements.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                          ----------------------------------------------------------------------------------------
                                                        COMMON STOCK
                                          --------------------------------------------                  ACCUMULATED
                                                 ISSUED                IN TREASURY        ADDITIONAL       OTHER
                                          --------------------    --------------------      PAID-IN    COMPREHENSIVE      RETAINED
(In thousands)                             SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL    INCOME (LOSS)      EARNINGS
--------------                            --------    --------    --------    --------    ----------   --------------    ---------

Balance, January 1, 1999                    88,753    $ 11,094      (5,509)   $(59,076)   $  420,767                     $ 357,211
  Exercise of stock options                    294          37                                 1,171
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                 4,344
  Conversion of subordinated debenture          15           2                                    98
  Treasury stock purchases                                            (250)     (2,258)
  Net loss                                                                                                                  (9,666)
                                          --------    --------    --------    --------    ----------   --------------    ---------
Balance, December 31, 1999                  89,062      11,133      (5,759)    (61,334)      426,380                       347,545
  Exercise of stock options                    689          86                                 5,551
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                 8,979
  Conversion of subordinated debentures         93          11                                   618
  Sale of common stock (Note 3)              4,541         568       5,759      61,334       184,781
  Treasury stock purchases                                            (150)     (3,108)
  Net income                                                                                                                70,213
                                          --------    --------    --------    --------    ----------   --------------    ---------
Balance, December 31, 2000                  94,385      11,798        (150)     (3,108)      626,309                       417,758
  Exercise of stock options                    551          69                                 3,701
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                 7,856
  Conversion of subordinated debenture          66           8                                   437
  Treasury stock purchases                                          (1,285)    (21,199)
  Minimum pension liability adjustment,
    net of income taxes                                                                                $      (12,540)
  Net income                                                                                                                76,998
                                          --------    --------    --------    --------    ----------   --------------    ---------
Balance, December 31, 2001                  95,002    $ 11,875      (1,435)   $(24,307)   $  638,303   $      (12,540)   $ 494,756
                                          --------    --------    --------    --------    ----------   --------------    ---------

See Notes to Consolidated Financial Statements.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                 --------------------------------------------
(In thousands)                                                       2001            2000            1999
                                                                 ------------    ------------    ------------

Cash provided by (used in):
  Operations:
    Net income (loss)                                            $     76,998    $     70,213    $     (9,666)
    Adjustments to reconcile net income (loss) to
      net cash provided by operations:
      Proceeds from Gorilla V judgement                                88,628
      Depreciation and amortization                                    68,499          58,865          54,699
      Deferred income taxes                                            43,896          27,767          (4,419)
      Provision for pension and postretirement benefits                 9,264           8,295           9,625
      Compensation expense                                              7,769           6,766           5,485
      Gain on disposals of property, plant and equipment               (2,587)         (2,541)         (1,482)
      Contributions to pension plans                                  (16,640)         (4,399)         (2,408)
      Change in sale/leaseback payable                                                 (1,791)         (3,739)
      Amortization of sale/leaseback gain                                              (2,751)         (3,198)
      Other - net                                                                         120             144
    Changes in current assets and liabilities:
      Receivables - trade and other                                    34,342         (60,665)        (11,986)
      Inventories                                                     (14,297)         (6,561)         (6,540)
      Other current assets                                                209           2,624           4,601
      Current liabilities                                             (11,188)          7,419           6,134
    Net changes in other noncurrent assets and liabilities             (3,165)            672             656
                                                                 ------------    ------------    ------------
  Net cash provided by operations                                     281,728         104,033          37,906
                                                                 ------------    ------------    ------------
  Investing activities:
    Capital expenditures:
      Property, plant and equipment additions                        (305,180)       (215,837)       (204,689)
      Purchase of pump companies, net of cash acquired                                 (7,245)
    Proceeds from disposals of property, plant and equipment            3,875           3,561           3,160
                                                                 ------------    ------------    ------------
  Net cash used in investing activities                              (301,305)       (219,521)       (201,529)
                                                                 ------------    ------------    ------------
  Financing activities:
    Proceeds from borrowings                                          110,730         101,302         115,550
    Repayments of borrowings                                          (30,008)       (129,882)        (12,756)
    Proceeds from stock option and convertible debenture plans          4,215           6,266           1,308
    Payments to acquire treasury stock                                (21,199)         (3,108)         (2,258)
    Proceeds from common stock offering, net of issue costs                           246,683
                                                                 ------------    ------------    ------------
  Net cash provided by financing activities                            63,738         221,261         101,844
                                                                 ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents                       44,161         105,773         (61,779)
Cash and cash equivalents, beginning of year                          192,828          87,055         148,834
                                                                 ------------    ------------    ------------
Cash and cash equivalents, end of year                           $    236,989    $    192,828    $     87,055
                                                                 ------------    ------------    ------------


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

On January 31, 2000, Rowan completed the purchase of The Ellis Williams Company, Inc. and EWCO, Inc. dba Traitex Machine Co., which collectively design and manufacture mud pumps in a wide range of sizes for both oilfield and non-oilfield applications. The Company paid approximately $7.3 million in cash and issued $3 million in three-year promissory notes and recorded the acquisition using the purchase method of accounting. The transaction resulted in the initial recognition of $6.8 million of goodwill and $1.5 million of other intangible assets.

Through December 31, 2001, goodwill was amortized on a straight-line basis over periods up to 30 years. Goodwill amortization was approximately $570,000 in 2001, $541,000 in 2000 and $230,000 in 1999. At December 31, 2001, the
unamortized goodwill was $7.6 million.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Statement No. 142 is effective for fiscal years beginning after December 15, 2001 and generally provides that goodwill and other intangible assets with indefinite useful lives no longer be amortized to expense, but rather be assessed periodically for impairment losses. Rowan's adoption of Statement No. 142, effective January 1, 2002, did not materially impact its financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations", which essentially mandates the purchase method of accounting for business combinations, effective July 1, 2001. Rowan believes that the provisions of Statement No. 141 will not materially impact its financial position or results of operations.

Revenue Recognition. Rowan's drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses.

Aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $97.3 million and $71.4 million, $96.3 million and $66.6 million, and $90.1 million and $69.5 million in 2001, 2000 and 1999, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs and full provision is made for any anticipated losses.

Income (Loss) Per Common Share. "Basic" income (loss) per share is determined as income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. "Diluted" income (loss) per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

The computation of basic and diluted income (loss) per share for each of the past three years is as follows (in thousands except per share amounts):

                                      NET INCOME                     PER SHARE
YEAR ENDED DECEMBER 31,                 (LOSS)          SHARES         AMOUNT
-----------------------              ------------    ------------   ------------

2001:
Basic income per share               $     76,998          94,173   $        .82
Effect of dilutive securities:
  Convertible debentures                                      936
  Stock options                                               702
                                     ------------    ------------
Diluted income per share             $     76,998          95,811   $        .80
                                     ------------    ------------   ------------
2000:
Basic income per share               $     70,213          92,562   $        .76
Effect of dilutive securities:
  Convertible debentures                                    1,068
  Stock options                                             1,007
                                     ------------    ------------
Diluted income per share             $     70,213          94,637   $        .74
                                     ------------    ------------   ------------
1999:
Basic income (loss) per share        $     (9,666)         83,176   $       (.12)
Effect of dilutive securities:
  Convertible debentures
  Stock options
                                     ------------    ------------
Diluted income (loss) per share      $     (9,666)         83,176   $       (.12)
                                     ------------    ------------   ------------

Excluded from the 1999 computation of Diluted income (loss) per share are incremental shares of 738,000 related to convertible debentures and 541,000 related to stock options as their inclusion would have had the effect of decreasing the per share amount of loss for the year. See Note 3 for further information regarding the Company's stock option and debenture plans.

Statement of Cash Flows. In practice, Rowan invests in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper, money market preferred stock custodial receipts or repurchase agreements with terms no greater than 90 days, all of which are considered to be cash equivalents.

Noncash investing and financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the reduction in 2001 of $87,000 of tax benefits related to employee stock options; the conversion in 2001 of $445,000 of Series III Floating Rate Subordinated Convertible Debentures into 65,926 shares of common stock; the reduction in 2000 of $2.2 million of tax benefits related to employee stock options; the issuance in 2000 of $3 million in 7.5% promissory notes in connection with the Ellis Williams acquisition; the conversion in 2000 of $630,000 of Series III Floating Rate Subordinated Convertible Debentures into 93,333 shares of common stock; the addition in 1999 of $1.1 million of tax benefits related to employee stock options; and the conversion in 1999 of $100,000 of Series III Floating Rate Subordinated Convertible Debentures into 14,814 shares of common stock. See Notes 2 and 3 for further information.

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

Property and Depreciation. Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                                     SALVAGE
                                                    YEARS             VALUE
                                                --------------   --------------

Offshore drilling equipment:
  Super Gorilla jack-ups                                    25               20%
  Semi-submersible                                          15               20%
  Gorilla and other cantilever jack-ups                     15               20%
  Conventional jack-ups                                     12               20%
Land drilling equipment                                     12               20%
Drill pipe and tubular equipment                             4               10%
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

Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. Rowan capitalizes, during the construction period, interest cost incurred during the period required to complete the asset. See
Note 10 for further information regarding the Company's depreciation and amortization, capital expenditures and repairs and maintenance. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes existing standards pertaining to accounting and reporting for long-lived assets, especially those held for disposal. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. Rowan's adoption of Statement No. 144, effective January 1, 2002, did not materially impact its financial position or results of operations.

Environmental Matters. Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs and assessments of the probability that such costs will be incurred incorporate many factors, including: approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs and current and anticipated operational plans and manufacturing processes. Where there is substantial uncertainty about the extent of future environmental remediation measures and costs, a range of estimated costs is developed for each problem site, and Rowan's accrual is set at the mean of the range. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. Rowan's estimated liability is not discounted. See Note 9 for further information.

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

Comprehensive Income (Loss). Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). During 2001, Rowan recognized an other comprehensive loss relating to minimum pension liabilities. See Note 6 for further information. Rowan had no items of other comprehensive income (loss) during 2000 or 1999.

Derivatives. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. Rowan does not hold or issue derivative financial instruments. Rowan's adoption of Statement No. 133, as amended, effective January 1, 2001, did not materially impact its financial position or results of operations.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

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

Reclassifications. Certain reclassifications have been made in the 2000 and 1999 amounts to conform to the 2001 presentations.

NOTE 2 - LONG-TERM DEBT

Long-term debt consisted of (in thousands):

                                                     DECEMBER 31,
                                             ---------------------------
                                                 2001           2000
                                             ------------   ------------
6.94% Title XI note payable;
  secured by Gorilla V                       $     50,254   $     55,836
6.15% Title XI note payable;
  secured by Gorilla V                             64,569         71,743
5.88% Title XI note payable;
  secured by Gorilla VI                           149,629
Floating-rate Title XI note payable;
  secured by Gorilla VII                          185,398        105,760
Floating-rate Title XI note payable
  secured by Gorilla VIII                          31,092
Floating-rate Title XI note payable;
  secured by Gorilla VI                                          163,881
7.5% nonrecourse notes payable                                     3,000
                                             ------------   ------------
Total                                             480,942        400,220
Less current maturities                            42,458         28,008
                                             ------------   ------------
Remainder                                    $    438,484   $    372,212
                                             ------------   ------------

Maturities of long-term debt for each of the next five years ending December 31 are as follows: 2002 - $42.5 million, 2003 - $42.5 million, 2004 - $44.2 million, 2005 - $44.2 million and 2006 - $44.2 million.

Rowan financed $153.1 million of the cost of Rowan Gorilla V through a floating-rate bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. On July 1, 1997, the Company fixed $67 million of outstanding borrowings at 6.94%. On July 1, 1998, Rowan fixed the remaining $86.1 million principal amount at 6.15%. Principal and accrued interest on each note are payable semi-annually on each January 1 and July 1 through 2010. Rowan Gorilla V is pledged as security for the government guarantee.

Rowan financed $171.0 million of the cost of Rowan Gorilla VI through a 12-year, floating-rate bank loan guaranteed by MARAD under its Title XI Program. On March 15, 2001, the Company fixed the $156.8 million of outstanding borrowings at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 though March 2012. Rowan Gorilla VI is pledged as security for the government guarantee.

Rowan financed $185.4 million of the cost of Rowan Gorilla VII through a 12-year, floating-rate bank loan guaranteed by MARAD under its Title XI Program. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by December 10, 2003. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through April 2014. Rowan Gorilla VII is pledged as security for the government guarantee. At December 31, 2001, outstanding borrowings bore interest at approximately 3%.

In May 2001, Rowan obtained financing for up to $187.3 million of the cost of designing and constructing Rowan Gorilla VIII through an 18-year bank loan guaranteed by MARAD under its Title XI program. The Company obtains reimbursements for Gorilla VIII expenditures based upon actual construction progress and outstanding borrowings initially bear interest at .25% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on or before January 15, 2008. Interest is payable semi-annually on each January 15 and July 15 and the principal will be repaid in semi-annual installments commencing January 15, 2004. Rowan Gorilla VIII is pledged as security for the government guarantee. At December 31, 2001, Rowan had borrowed about $31.1 million, which bore interest at approximately 3%.

During 2001, Rowan repaid the $3 million of unsecured 7.5% promissory notes originally issued in connection with the Ellis Williams acquisition on January 31, 2000.

During February 2000, using proceeds from the sale of common stock, Rowan repaid the $110 million outstanding under its $155 million bank revolving credit facility, which was scheduled to mature in October 2000, and immediately canceled the credit facility.

In April 2001, Rowan issued $9.6 million of Series D Floating Rate Subordinated Convertible Debentures. The Series D debentures are ultimately convertible into common stock at the rate of $32.00 per share for each $1,000 principal amount of debenture through April 26, 2011 as follows, unless earlier redeemed or the conversion privilege is terminated: $2.4 million on or after April 26, 2002, $4.8 million on or after April 26, 2003, $7.2 million on or after April 26, 2004 and $9.6 million on or after April 26, 2005.

In September 2001, Rowan issued $1.2 million of Series E Floating Rate Subordinated Convertible Debentures. The Series E debentures are ultimately convertible into common stock at the rate of $13.12 per share for each $1,000 principal amount of debenture through September 20, 2011 as follows, unless earlier redeemed or the conversion privilege is terminated: $298,000 on or after September 20, 2002, $596,000 on or after September 20, 2003, $895,000 on or after September 20, 2004 and $1.2 million on or after September 20, 2005.

Rowan's $9.6 million of Series C Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2001 are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010 as follows, unless earlier redeemed or the conversion privilege is terminated: $2.4 million through April 26, 2002, $4.8 million on or after April 27, 2002, $7.2 million on or after April 27, 2003 and $9.6 million on or after April 27, 2004.

Rowan's $4.8 million of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2001 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009 as follows, unless earlier redeemed or the conversion privilege is terminated: $2.4 million through April 21, 2002, $3.6 million on or after April 22, 2002 and $4.8 million on or after April 22, 2003.

Rowan's $4.8 million of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2001 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008 as follows, unless earlier redeemed or the conversion privilege is terminated: $3.6 million through April 23, 2002 and $4.8 million on or after April 24, 2002.

Rowan's $7.5 million of Series III Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2001 are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004.

All of the Company's outstanding subordinated convertible debentures were originally issued in exchange for promissory notes containing provisions for setoff. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding Rowan's convertible debenture incentive plans.

Interest payments exceeded interest capitalized by $14.5 million in 2001, $10.9 million in 2000 and $9.3 million in 1999.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity and limit the amount of long-term debt, and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. Rowan believes it was in compliance with each of its debt covenants at December 31, 2001. See Note 5 for further information.

NOTE 3 - STOCKHOLDERS' EQUITY

Rowan's 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 10 million shares of the Company's common stock. At December 31, 2001, options for 9,998,310 shares had been granted under the plan at an average exercise price of $9.08 per share and 457 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

Rowan's 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of Rowan's common stock. At December 31, 2001, 125,000 shares had been granted under the plan at an average exercise price of $24.03 per share. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

Stock option activity for the last three years was as follows:

                                                           WEIGHTED
                                                           AVERAGE
                                           NUMBER OF       EXERCISE
                                            OPTIONS         PRICE
                                         ------------    ------------

Outstanding at January 1, 1999              2,671,825    $      11.00
  Granted                                     909,900            4.34
  Exercised                                  (293,875)           4.11
  Forfeited                                   (85,100)           9.96
                                         ------------    ------------
Outstanding at December 31, 1999            3,202,750            9.77
  Granted                                     901,800           18.51
  Exercised                                  (688,725)           8.19
  Forfeited                                   (51,825)          11.33
                                         ------------    ------------
Outstanding at December 31, 2000            3,364,000           12.41
  Granted                                   2,082,396           19.33
  Exercised                                  (551,800)           6.83
  Forfeited                                   (37,840)          15.49
                                         ------------    ------------
Outstanding at December 31, 2001            4,856,756    $      15.99
                                         ------------    ------------
Exercisable at December 31, 1999            1,283,625    $       8.86
                                         ------------    ------------
Exercisable at December 31, 2000            1,339,050    $      10.52
                                         ------------    ------------
Exercisable at December 31, 2001            1,570,200    $      13.44
                                         ------------    ------------

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES


The following table summarizes information about stock options outstanding at December 31, 2001:

                                      WEIGHTED        WEIGHTED
                                       AVERAGE         AVERAGE
EXERCISE               NUMBER OF      EXERCISE        REMAINING
PRICE                   OPTIONS        PRICE         LIFE (YEARS)
--------               ---------      --------       ------------

Outstanding:
$ 1.00                   142,800      $   1.00             2.8
$ 4.06 to $ 9.81         947,400          5.76             6.5
$13.12 to $15.25       1,074,046         13.44             8.8
$17.47 to $19.75       1,468,575         18.91             7.3
$22.00 to $32.00       1,223,935         24.38             8.9
                       ---------      --------           -----
                       4,856,756      $  15.99             7.7
                       ---------      --------           -----
Exercisable:
$ 1.00                   142,800      $   1.00
$ 4.06 to $ 9.81         531,400          7.09
$13.12 to $15.25         166,375         15.16
$17.47 to $19.75         671,625         19.33
$22.00 to $32.00          58,000         29.16
                       ---------      --------
                       1,570,200      $  13.44
                       ---------      --------


The weighted average per-share fair values at date of grant for options granted during 2001, 2000 and 1999 were estimated to be $11.60, $14.77 and $10.60, respectively.

Rowan determines compensation expense for each option pursuant to Accounting Principles Board Opinion No. 25 as the difference between the market price per share and the option price per share on the date of grant. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. Rowan estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides an alternative method for measuring compensation cost based upon estimated fair values, would have reduced (increased) reported amounts of net income (loss) and net income (loss) per share by $3.4 million, or $.03 per share, in 2001, $2.2 million, or $.02 per share, in 2000, and $(1.8) million, or $(.02) per share, in 1999.

The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following weighted average assumptions:

                              2001        2000        1999
                            --------    --------    --------

Expected life in years           3.2         3.0         2.7
Risk-free interest rate          3.3%        5.3%        6.2%
Expected volatility             55.5%       55.9%       55.5%

The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan provides for the issuance to key employees of up to $30 million in floating-rate subordinated convertible debentures. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2001, all $4.8 million principal amount of Series A debentures issued in 1998, all $4.8 million principal amount of Series B debentures issued in 1999, all $9.6 million principal amount of Series C debentures issued in 2000, all $9.6 million principal amount of Series D debentures issued in 2001 and all $1.2 million principal amount of Series E debentures issued in 2001 were outstanding. The outstanding Series A, B, C, D and E debentures are collectively convertible into 1,233,719 shares of Rowan's common stock.

Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating-rate subordinated convertible debentures totaling $19.9 million were issued by the Company. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2001, all $9.6 million of Series I and Series II debentures, issued in 1987, had been converted into an aggregate 1,391,304 shares of Rowan's common stock. Of the $10.3 million principal amount of Series III debentures issued in 1994, $7.5 million was outstanding at December 31, 2001 and is ultimately convertible into 1,103,705 shares of Rowan's common stock.

In 1992, Rowan adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement, as amended, provides for the distribution to Rowan's stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of Rowan at an exercise price of $80. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of Rowan or an acquiring entity at one-half market value. The Rights are exercisable only if a person or group knowingly acquires 15% or more of Rowan's outstanding common stock or makes a tender offer for 30% or more of the Company's outstanding common stock. The Rights will expire on January 24, 2012.

During February and March 2000, Rowan sold 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. Net proceeds from the sale were $246.7 million after deducting the underwriting commission of $5.2 million and direct offering costs of $517,000.

NOTE 4 - OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

                                       DECEMBER 31,
                               ---------------------------
                                   2001           2000
                               ------------   ------------

Deferred revenues              $     87,962   $      2,348
Accrued liabilities:
  Income taxes                           39          7,806
  Compensation and related
    employee costs                   25,075         20,121
  Interest                            7,642          9,069
  Taxes and other                     9,415         12,233
                               ------------   ------------
Total                          $    130,133   $     51,577
                               ------------   ------------

At December 31, 2001, deferred revenues included the $88.6 million received (net of outstanding receivables, plus investment earnings) in connection with the Gorilla V contract dispute as the English Court judgement was being contested. See Note 12 for further information regarding the Gorilla V contract dispute.

NOTE 5 - RESTRICTIONS ON RETAINED EARNINGS

Rowan's Title XI debt agreements contain financial covenants that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $286 million of retained earnings available for distribution at December 31, 2001. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

NOTE 6 - BENEFIT PLANS

Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides certain health care and life insurance benefits for retired drilling and aviation employees.

Changes in plan assets and obligations during 2001 and 2000 and the funded status of the plans at December 31, 2001 and 2000 were as follows (in thousands):

                                      PENSION BENEFITS                OTHER BENEFITS
                               ----------------------------    ----------------------------
                                   2001            2000            2001            2000
                               ------------    ------------    ------------    ------------
Benefit Obligations:
  Balance, January 1           $    195,610    $    174,672    $     39,147    $     37,772
  Service cost                        7,290           6,451           1,578           1,313
  Interest cost                      15,170          13,895           2,983           2,788
  Plan changes                          433             862
  Actuarial (gain) loss              14,005           7,888          10,743            (815)
  Benefits paid                      (8,206)         (8,158)         (1,922)         (1,911)
                               ------------    ------------    ------------    ------------
  Balance,
    December 31                     224,302         195,610          52,529          39,147
                               ------------    ------------    ------------    ------------
Plan Assets:
  Fair value, January 1             180,128         178,782
  Actual return                     (17,822)          5,105
  Employer
    contributions                    16,640           4,399
  Benefits paid                      (8,206)         (8,158)
                               ------------    ------------    ------------    ------------
  Fair value,
    December 31                     170,740         180,128
                               ------------    ------------    ------------    ------------
Funded status                       (53,562)        (15,482)        (52,529)        (39,147)
Unrecognized amounts:
  Actuarial (gain) loss              46,455          (2,747)         16,204           5,622
  Transition obligation                                               8,321           9,077
  Prior service cost                  1,126             793          (3,818)         (4,130)
                               ------------    ------------    ------------    ------------
Net liabilities
  recognized                         (5,981)        (17,436)        (31,822)        (28,578)
Additional minimum
  liability                         (20,209)
                               ------------    ------------    ------------    ------------
Net benefit
  liabilities                  $    (26,190)   $    (17,436)   $    (31,822)   $    (28,578)
                               ------------    ------------    ------------    ------------

The additional minimum pension liability shown for 2001 above reflects actuarially-determined unfunded accumulated pension benefit obligations at December 31, and is included in the Company's Consolidated Balance Sheet, as follows (in thousands):

Other assets and deferred charges                  $      1,126
Accumulated other comprehensive loss                     19,083
                                                   ------------
Other liabilities                                  $     20,209
                                                   ------------

The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 2001, included 1,630,000 shares of Rowan's common stock at an average cost of $5.49 per share. At December 31, 2001, $9.0 million of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $6.7 million yielding approximately 4.85% to maturity.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

Net periodic pension cost included the following components (in thousands):

                                            YEAR ENDED DECEMBER 31,
                                    --------------------------------------
                                       2001          2000          1999
                                    ----------    ----------    ----------
Service cost                        $    7,290    $    6,451    $    7,890
Interest cost                           15,170        13,895        12,819
Expected return on plan assets         (17,374)      (16,362)      (15,159)
Amortization:
  Prior service cost                       100           162           115
  Transition asset                                                  (1,211)
                                    ----------    ----------    ----------
Total                               $    5,186    $    4,146    $    4,454
                                    ----------    ----------    ----------

Other benefits cost included the following components (in thousands):

                                         YEAR ENDED DECEMBER 31,
                                 --------------------------------------
                                    2001          2000          1999
                                 ----------    ----------    ----------
Service cost                     $    1,578    $    1,313    $    1,742
Interest cost                         2,983         2,788         2,690
Recognized actuarial loss               161           182           398
Amortization:
  Transition obligation                 756           756           756
  Prior service cost                   (312)         (312)         (312)
                                 ----------    ----------    ----------
Total                            $    5,166    $    4,727    $    5,274
                                 ----------    ----------    ----------

Assumptions used in actuarial calculations were as follows:

                                         2001          2000          1999
                                      ----------    ----------    ----------

Discount rate                               7.25%         7.75%          8.0%
Expected return on plan assets               9.5%          9.5%          9.5%
Rate of compensation increase                4.0%          4.0%          4.0%

The assumed increase in per capita health care costs ranged from 9.5% in 2001 to 5.0% in 2010 and thereafter. To demonstrate the significance of this assumption, a one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

                                    1-PERCENTAGE-POINT CHANGE
                                   ---------------------------
                                     INCREASE       DECREASE
                                   ------------   ------------

Increase (decrease) in:
  Service and interest cost        $        612   $       (510)
  Postretirement benefit
    obligation                            6,469         (5,471)

Rowan sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 2001 and 2000 of $7.0 million and $6.6 million, respectively. The net pension liabilities included in Rowan's Consolidated Balance Sheet were $6.4 million at December 31, 2001, including a minimum liability adjustment of $667,000, and $4.9 million at December 31, 2000. The minimum liability adjustment in 2001 resulted in an other comprehensive loss of $209,000. Net pension cost was $869,000 in 2001, $778,000 in 2000 and $774,000 in 1999.

Rowan also sponsors defined contribution 401(k) plans covering substantially all employees. Rowan contributed to the plans about $3.1 million in 2001, $2.9 million in 2000 and $2.5 million in 1999.

NOTE 7 - INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                         YEAR ENDED DECEMBER 31,
                                 -------------------------------------
                                    2001          2000         1999
                                 ----------    ----------   ----------

Current:
  Federal                        $     (871)   $   11,326   $   (2,320)
  Foreign                                81           831        1,837
  State                                 103           311           32
                                 ----------    ----------   ----------
  Total current provision              (687)       12,468         (451)
Deferred                             43,896        28,182       (4,419)
                                 ----------    ----------   ----------
Total                            $   43,209    $   40,650   $   (4,870)
                                 ----------    ----------   ----------

Rowan's provision (credit) for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income (loss) before income taxes, as follows (in thousands):

                                             YEAR ENDED DECEMBER 31,
                                     --------------------------------------
                                        2001          2000          1999
                                     ----------    ----------    ----------

Statutory rate                               35%           35%           35%
Tax at statutory rate                $   42,072    $   38,802    $   (5,088)
Increase (decrease) due to:
  Foreign companies' operations             228           680          (618)
  Other - net                               909         1,168           836
                                     ----------    ----------    ----------
Total provision (credit)             $   43,209    $   40,650    $   (4,870)
                                     ----------    ----------    ----------

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2001 and 2000, were as follows (in thousands):

                                                        DECEMBER 31,
                                 ----------------------------------------------------------
                                            2001                           2000
                                 ---------------------------    ---------------------------
                                                     NON-                          NON-
                                    CURRENT        CURRENT        CURRENT        CURRENT
                                 ------------   ------------    ------------   ------------
Deferred tax assets:
  Accrued employee
    benefit plan costs           $        420   $     19,694    $        350   $     17,042
  Alternative
    minimum tax                         1,142
  Net operating losses                                                 1,941
  Other                                 1,555          4,454           1,408          4,746
                                 ------------   ------------    ------------   ------------
                                        3,117         24,148           3,699         21,788
                                 ------------   ------------    ------------   ------------
Deferred tax liabilities:
  Property, plant and
    equipment                                        148,729                        112,391
  Other                                                3,371                            787
                                 ------------   ------------    ------------   ------------
                                                     152,100                        113,178
                                 ------------   ------------    ------------   ------------
Deferred tax asset
  (liability) - net              $      3,117   $   (127,952)   $      3,699   $    (91,390)
                                 ------------   ------------    ------------   ------------

Rowan did not deem necessary a valuation allowance against deferred tax assets at December 31, 2001 and 2000.

During 2001, the Company fully utilized its net operating loss carryforwards for federal income tax purposes.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, because such earnings are considered permanently invested abroad.

Income (loss) before income taxes consisted of $106.7 million, $100.1 million and $(5.3) million of domestic earnings (losses), and $13.5 million, $10.8 million and $(9.2) million of foreign earnings (losses) in 2001, 2000 and 1999, respectively.

Income tax payments exceeded refunds by $16.7 million in 2001, $4.3 million in 2000 and $1.4 million in 1999.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2001, the carrying amounts of Rowan's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 2001 as such instruments bear short-term, market-based interest rates. The fair value of Rowan's fixed-rate debt at December 31, 2001 was estimated to be approximately $271 million, or a $7 million premium to carrying value, based upon quoted market prices for similar issues.


NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, Rowan sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, and leased each rig back under operating leases that expired in September and December 2000, respectively. Each sale resulted in a gain that was recognized over the basic lease periods. Rowan exercised its option to extend each lease for a period of seven and one-half years, with lease amounts equal to half of the weighted average lease payments made during the basic lease periods and payable semiannually.

Rowan has operating leases covering six anchor-handling, towing and supply
(AHTS) boats deployed in support of its Gulf of Mexico drilling business. The five-year lease agreements contain purchase options and expire during 2004 and 2005.

Rowan has other operating leases covering aircraft hangars, offices and computer equipment. Net rental expense under all operating leases was $56.0 million in 2001, $40.7 million in 2000 and $22.9 million in 1999.

At December 31, 2001, the future minimum payments to be made under noncancelable operating leases were (in thousands):

2002                 $     42,589
2003                       40,601
2004                       37,507
2005                       20,232
2006                       10,246
Later years                15,912
                     ------------
Total                $    167,087
                     ------------


Rowan has certain environmental liabilities related to its manufacturing facilities. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Rowan believes that it has adequately accrued for environmental liabilities.

The Company is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. Rowan believes that there are no known contingencies, claims or lawsuits that will have a material adverse effect on its financial position, results of operations or cash flows. See Note 12 for further information.

Rowan estimates 2002 capital expenditures will be between $225 million and $240 million, including $100 - $125 million toward construction of the offshore rigs Gorilla VIII and Scooter Yeargain.

                                          ROWAN COMPANIES, INC. AND SUBSIDIARIES

NOTE 10 - SEGMENTS OF BUSINESS

Rowan has three principle operating segments: contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), helicopter and fixed-wing aircraft services ("Aviation") and the manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and drilling products ("Manufacturing"). Rowan's reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in Rowan's summary of significant accounting policies. See Note 1 for further information.

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

Rowan's total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

                                            DECEMBER 31,
                             ------------------------------------------
                                 2001           2000           1999
                             ------------   ------------   ------------
Consolidated assets:
  Drilling                   $  1,567,137   $  1,327,392   $  1,038,433
  Manufacturing                   217,169        206,456        180,120
  Aviation                        154,649        144,578        137,514
                             ------------   ------------   ------------
Total                        $  1,938,955   $  1,678,426   $  1,356,067
                             ------------   ------------   ------------
Property, plant and
  equipment - net:
  Domestic                   $  1,181,960   $    942,077   $    685,829
  Canada                          218,831        224,721        274,604
  United Kingdom                   16,327         14,178         64,779
  Other foreign                     1,725          1,804            527
                             ------------   ------------   ------------
Total                        $  1,418,843   $  1,182,780   $  1,025,739
                             ------------   ------------   ------------

At December 31, 2001, 40 drilling rigs, including 23 offshore rigs, were located in domestic areas and one offshore rig was located in a foreign area.

Information regarding revenues and profitability by operating segment is as follows (in thousands):

                                            YEAR ENDED DECEMBER 31,
                                  ------------------------------------------
                                      2001           2000           1999
                                  ------------   ------------   ------------

Revenues:
  Drilling services               $    486,291   $    418,948   $    260,939
  Manufacturing sales
    and services                       102,150        103,465         95,545
  Aviation services                    142,623        123,546        104,078
                                  ------------   ------------   ------------
Consolidated                      $    731,064   $    645,959   $    460,562
                                  ------------   ------------   ------------
Operating profit (loss)*:
  Drilling services               $    136,409   $    124,020   $     12,692
  Manufacturing sales
    and services                         5,686          7,602            668
  Aviation services                     10,206          4,020         (3,089)
                                  ------------   ------------   ------------
Consolidated                      $    152,301   $    135,642   $     10,271
                                  ------------   ------------   ------------

* Income (loss) from operations before deducting general and administrative expenses

Excluded from the preceding table are the effects of transactions between segments. During 2001, 2000 and 1999, Rowan's manufacturing division provided approximately $118.1 million, $103.9 million and $125.3 million, respectively, of products and services to the drilling division and Rowan's aviation division provided approximately $1.4 million, $1.3 million and $1.2 million, respectively, of flight services to the drilling division.

Foreign-source revenues were as follows (in thousands):

                                       YEAR ENDED DECEMBER 31,
                             ------------------------------------------
                                 2001           2000           1999
                             ------------   ------------   ------------

Drilling services:
  Canada                     $     44,296   $     74,327   $     66,277
  United Kingdom                      287          8,573         90,495
Manufacturing sales
  and services                      2,798          1,612          1,954
Aviation services                   2,483          2,665          1,060
                             ------------   ------------   ------------
Total                        $     49,864   $     87,177   $    159,786
                             ------------   ------------   ------------


Rowan had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer during each of 2001 (14%) and 2000 (11%). During 1999, no customer accounted for more than 10% of consolidated revenues.

Rowan believes that it has no significant concentrations of credit risk. The Company has never experienced any significant credit losses and its drilling and aviation services customers have heretofore primarily been large energy companies and government bodies. Rowan's manufacturing operations help diversify the Company's operations and attendant credit risk. Further, Rowan retains the ability to relocate its major drilling and aviation assets over significant distances on a timely basis in response to changing market conditions.

Certain other financial information for each of Rowan's principal operating segments is summarized as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2001           2000           1999
                                           ------------   ------------   ------------

Depreciation and
  amortization:
  Drilling                                 $     46,462   $     38,313   $     34,891
  Manufacturing                                   7,772          7,401          6,447
  Aviation                                       14,265         13,151         13,361
Capital expenditures:
  Drilling                                      270,341        185,321        180,641
  Manufacturing                                  10,048         17,099          8,002
  Aviation                                       24,791         20,662         16,046
Repairs and maintenance:
  Drilling                                       47,035         38,562         29,717
  Manufacturing                                  10,155          9,231          8,922
  Aviation                                       22,558         22,311         18,404

NOTE 11 - RELATED PARTY TRANSACTIONS

A Rowan director also serves as Vice President for one of the Company's drilling customers. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by Rowan in connection with third-party contracts for similar rigs. Because of the aforementioned relationships, the contracts between Rowan and this customer were reviewed and ratified by the Company's Board of Directors. Related revenues were approximately $5.1 million in 2001 and $2.9 million in 2000.

A Rowan director serves as a Managing Director for a financial institution to which the Company paid $6.4 million in interest and lending fees during 2001. Transactions with this lender were on terms and conditions, and involved interest rates and fees, then prevailing in the market. Transactions between Rowan and this lender were reviewed and ratified by the Company's Board of Directors.

A Rowan director serves as a Managing Director for an investment banking firm to which the Company paid $5.2 million in commissions during 2000 in connection with its 10.3 million share common stock offering. Both the common stock offering and the underwriting agreement were approved by the Company's Board of Directors.

NOTE 12 - SUBSEQUENT EVENTS

On January 31, 2002, Rowan, through its subsidiary, Rowan Electric, Inc., completed the purchase of certain assets of Oilfield-Electric-Marine, Inc. and Industrial Logic Systems, Inc. for a price of approximately $8 million in Rowan common stock. Oilfield-Electric-Marine manufactures variable speed AC motors and variable frequency drive systems, DC motors and drive systems, and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries. Additionally, Oilfield-Electric-Marine manufactures medium voltage switchgear from 5KV through 38KV for the industrial and petrochemical markets.

A claim for damages and costs was made against a Rowan subsidiary in the United Kingdom courts in respect of the Gorilla V contract dispute. On November 16, 2001, the English Court ruled in Rowan's favor and dismissed in its entirety the plaintiff's claim that it had been entitled, in January 1999, to terminate its drilling contract with a Rowan subsidiary for the use of the jack-up rig Rowan Gorilla V. The Court declared that the rig was fit for purpose in all respects when the contract was terminated. In addition, the court ordered the plaintiff to pay Rowan for all unpaid day rates, damages, interest and an interim payment for legal costs, for which Rowan subsequently received $88.6 million. The matter was under appeal at year end, accordingly, all receipts resulting from the English Court judgement, less outstanding receivables dating from contract inception, plus investment earnings, were deferred at December 31, 2001. On March 14, 2002, a settlement agreement was reached among the parties that calls for Rowan to receive an additional $84.2 million and all litigation involving this matter to be dropped by all parties.