Form 10-K, Exhibit 13
period 2002-12-31
ROWAN COMPANIES INC
filed 2003-03-27
CIK 85408

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

Ten-Year Financial Review

(In thousands except per share amounts and ratios)         2002               2001            2000
                                                       ------------       ------------    ------------
OPERATIONS
Revenues:
  Drilling services                                    $    357,244       $    486,291    $    418,948
  Manufacturing sales and services                          118,120            102,150         103,465
  Aviation services                                         141,894            142,623         123,546
                                                       ------------       ------------    ------------
     Total                                                  617,258            731,064         645,959
                                                       ------------       ------------    ------------
Costs and expenses:
  Drilling services                                         304,846            303,420         256,615
  Manufacturing sales and services                          109,842             88,691          88,463
  Aviation services                                         112,286            118,153         106,374
  Depreciation and amortization                              78,091             68,499          58,865
  General and administrative                                 25,140             27,670          24,072
                                                       ------------       ------------    ------------
     Total                                                  630,205            606,433         534,389
                                                       ------------       ------------    ------------
Income (loss) from operations                               (12,947)           124,631         111,570
                                                       ------------       ------------    ------------
Other income (expense):
  Net proceeds from Gorilla V settlement                    157,125(2)
  Interest expense                                          (20,645)           (24,240)        (25,652)
  Less interest capitalized                                   4,722             11,170          13,510
  Interest income                                             4,106              8,382          10,948
  Other - net                                                   458                264             487
                                                       ------------       ------------    ------------
     Other income (expense) - net                           145,766             (4,424)           (707)
                                                       ------------       ------------    ------------
Income (loss) before income taxes                           132,819            120,207         110,863
  Provision (credit) for income taxes                        46,541             43,209          40,650
                                                       ------------       ------------    ------------
Income (loss) before extraordinary charges                   86,278             76,998          70,213
  Extraordinary charges from redemption of debt
                                                       ------------       ------------    ------------
Net income (loss)                                      $     86,278(2)    $     76,998    $     70,213
                                                       ------------       ------------    ------------

Per share of common stock:
  Net income (loss):
     Basic:
       Income (loss) before extraordinary charges      $        .92       $        .82    $        .76
       Extraordinary charges from redemption of debt
                                                       ------------       ------------    ------------
       Net income (loss)                               $        .92       $        .82    $        .76
                                                       ------------       ------------    ------------
     Diluted:
       Income (loss) before extraordinary charges      $        .90       $        .80    $        .74
       Extraordinary charges from redemption of debt
                                                       ------------       ------------    ------------
       Net income (loss)                               $        .90(2)    $        .80    $        .74
                                                       ------------       ------------    ------------

  Cash dividends                                       $        .25       $         --    $         --
                                                       ------------       ------------    ------------
FINANCIAL POSITION
Working capital                                        $    353,927       $    305,188    $    379,003
                                                       ------------       ------------    ------------
Property, plant and equipment - at cost:
  Drilling equipment                                      1,922,341          1,634,370       1,553,849
  Aircraft and related equipment                            264,212            255,600         236,760
  Manufacturing plant and equipment                         120,705            104,018          94,077
  Construction in progress                                  199,352            327,032         157,314
  Other property and equipment                              155,815            140,706         121,997
                                                       ------------       ------------    ------------
     Total                                                2,662,425          2,461,726       2,163,997
                                                       ------------       ------------    ------------

Property, plant and equipment - net                       1,567,144          1,418,843       1,182,780
Total assets                                              2,054,504          1,938,955       1,678,426
Capital expenditures                                        242,896            305,180         223,082
Long-term debt                                              512,844            438,484         372,212
Common stockholders' equity                               1,131,777          1,108,087       1,052,757
                                                       ------------       ------------    ------------
STATISTICAL INFORMATION
Current ratio                                                  4.05               2.51            4.63
Long-term debt/total capitalization                             .31                .28             .26
Book value per share of common stock                   $      12.09       $      11.84    $      11.17
Price range of common stock                            $15.89-26.84       $11.10-33.89    $19.06-34.25
                                                       ============       ============    ============

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

(2) Excluding the Gorilla V settlement, net income (loss) and net income (loss) per diluted share would have been approximately $(16) million and $(.17), respectively.



                                                                 Rowan 2002 | 14

(In thousands except per share amounts and ratios)         1999              1998           1997           1996           1995
                                                       ------------      ------------   ------------   ------------   ------------
OPERATIONS
Revenues:
  Drilling services                                    $    260,939      $    431,664   $    434,004   $    316,123   $    250,080
  Manufacturing sales and services                           95,545           158,913        154,852        143,768        133,755
  Aviation services                                         104,078           115,773        106,396        111,269         87,462
                                                       ------------      ------------   ------------   ------------   ------------
     Total                                                  460,562           706,350        695,252        571,160        471,297
                                                       ------------      ------------   ------------   ------------   ------------
Costs and expenses:
  Drilling services                                         213,356           218,372        217,514        202,394        203,415
  Manufacturing sales and services                           88,430           134,535        134,324        131,693        120,328
  Aviation services                                          93,806            98,037         95,368         91,570         77,964
  Depreciation and amortization                              54,699            49,703         47,078         47,882         50,555
  General and administrative                                 18,399            18,366         16,971         16,591         14,692
                                                       ------------      ------------   ------------   ------------   ------------
     Total                                                  468,690           519,013        511,255        490,130        466,954
                                                       ------------      ------------   ------------   ------------   ------------
Income (loss) from operations                                (8,128)          187,337        183,997         81,030          4,343
                                                       ------------      ------------   ------------   ------------   ------------
Other income (expense):
  Net proceeds from Gorilla V settlement
  Interest expense                                          (22,755)          (17,500)       (26,208)       (27,547)       (27,702)
  Less interest capitalized                                  11,238            16,264          9,966          2,516
  Interest income                                             4,583             7,205          5,190          4,157          5,209
  Other - net                                                   526               395            343            374            468
                                                       ------------      ------------   ------------   ------------   ------------
     Other income (expense) - net                            (6,408)            6,364        (10,709)       (20,500)       (22,025)
                                                       ------------      ------------   ------------   ------------   ------------
Income (loss) before income taxes                           (14,536)          193,701        173,288         60,530        (17,682)
  Provision (credit) for income taxes                        (4,870)           69,241         16,863           (808)           754
                                                       ------------      ------------   ------------   ------------   ------------
Income (loss) before extraordinary charges                   (9,666)          124,460        156,425         61,338        (18,436)
  Extraordinary charges from redemption of debt                                                9,766
                                                       ------------      ------------   ------------   ------------   ------------
Net income (loss)                                      $     (9,666)     $    124,460   $    146,659   $     61,338   $    (18,436)
                                                       ------------      ------------   ------------   ------------   ------------

Per share of common stock:
  Net income (loss):
     Basic:
       Income (loss) before extraordinary charges      $       (.12)     $       1.45   $       1.82   $        .72   $       (.22)
       Extraordinary charges from redemption of debt                                    $        .12
                                                       ------------      ------------   ------------   ------------   ------------
       Net income (loss)                               $       (.12)     $       1.45   $       1.70   $        .72   $       (.22)
                                                       ------------      ------------   ------------   ------------   ------------
     Diluted:
       Income (loss) before extraordinary charges      $       (.12)     $       1.43   $       1.76   $        .70   $       (.22)
       Extraordinary charges from redemption of debt                                    $        .11
                                                       ------------      ------------   ------------   ------------   ------------
       Net income (loss)                               $       (.12)     $       1.43   $       1.65   $        .70   $       (.22)
                                                       ------------      ------------   ------------   ------------   ------------

  Cash dividends                                       $         --      $         --   $         --   $         --   $         --
                                                       ------------      ------------   ------------   ------------   ------------
FINANCIAL POSITION
Working capital                                        $    122,792(1)   $    286,059   $    330,852   $    232,045   $    200,588
                                                       ------------      ------------   ------------   ------------   ------------
Property, plant and equipment - at cost:
  Drilling equipment                                      1,268,704         1,238,361        965,292        954,249        944,021
  Aircraft and related equipment                            221,776           211,313        202,044        188,681        189,954
  Manufacturing plant and equipment                          83,835            75,949         60,902         37,377         25,037
  Construction in progress                                  248,567           127,075        195,996         77,318
  Other property and equipment                              113,008           108,353         94,476         94,517         91,089
                                                       ------------      ------------   ------------   ------------   ------------
     Total                                                1,935,890         1,761,051      1,518,710      1,352,142      1,250,101
                                                       ------------      ------------   ------------   ------------   ------------

Property, plant and equipment - net                       1,025,739           877,197        677,160        546,200        487,039
Total assets                                              1,356,067         1,249,108      1,122,135        899,308        802,488
Capital expenditures                                        204,689           247,747        180,066        117,947         33,881
Long-term debt                                              296,677           310,250        256,150        267,321        247,744
Common stockholders' equity                                 723,724           729,996        653,098        496,219        429,155
                                                       ------------      ------------   ------------   ------------   ------------
STATISTICAL INFORMATION
Current ratio                                                  1.61(1)           4.59           5.06           3.72           3.75
Long-term debt/total capitalization                             .29               .30            .28            .35            .37
Book value per share of common stock                   $       8.69      $       8.77   $       7.53   $       5.80   $       5.06
Price range of common stock                            $ 8.50-21.69      $ 9.00-32.50   $16.75-43.94   $ 8.88-24.50   $ 5.38-10.00
                                                       ============      ============   ============   ============   ============

(In thousands except per share amounts and ratios)         1994            1993
                                                       ------------    ------------
OPERATIONS
Revenues:
  Drilling services                                    $    245,917    $    271,022
  Manufacturing sales and services                           96,664
  Aviation services                                          95,578          82,174
                                                       ------------    ------------
     Total                                                  438,159         353,196
                                                       ------------    ------------
Costs and expenses:
  Drilling services                                         207,306         210,901
  Manufacturing sales and services                           86,883
  Aviation services                                          79,381          67,121
  Depreciation and amortization                              50,790          51,918
  General and administrative                                 13,862          13,940
                                                       ------------    ------------
     Total                                                  438,222         343,880
                                                       ------------    ------------
Income (loss) from operations                                   (63)          9,316
                                                       ------------    ------------
Other income (expense):
  Net proceeds from Gorilla V settlement
  Interest expense                                          (27,530)        (25,361)
  Less interest capitalized
  Interest income                                             4,813           2,348
  Other - net                                                   260             150
                                                       ------------    ------------
     Other income (expense) - net                           (22,457)        (22,863)
                                                       ------------    ------------
Income (loss) before income taxes                           (22,520)        (13,547)
  Provision (credit) for income taxes                           469            (288)
                                                       ------------    ------------
Income (loss) before extraordinary charges                  (22,989)        (13,259)
  Extraordinary charges from redemption of debt
                                                       ------------    ------------
Net income (loss)                                      $    (22,989)   $    (13,259)
                                                       ------------    ------------

Per share of common stock:
  Net income (loss):
     Basic:
       Income (loss) before extraordinary charges      $       (.27)   $       (.17)
       Extraordinary charges from redemption of debt
                                                       ------------    ------------
       Net income (loss)                               $       (.27)   $       (.17)
                                                       ------------    ------------
     Diluted:
       Income (loss) before extraordinary charges      $       (.27)   $       (.17)
       Extraordinary charges from redemption of debt
                                                       ------------    ------------
       Net income (loss)                               $       (.27)   $       (.17)
                                                       ------------    ------------

  Cash dividends                                       $         --    $         --
                                                       ------------    ------------
FINANCIAL POSITION
Working capital                                        $    195,945    $    172,117
                                                       ------------    ------------
Property, plant and equipment - at cost:
  Drilling equipment                                        961,391         950,538
  Aircraft and related equipment                            176,874         166,791
  Manufacturing plant and equipment                          18,955
  Construction in progress
  Other property and equipment                               86,883          81,636
                                                       ------------    ------------
     Total                                                1,244,103       1,198,965
                                                       ------------    ------------

Property, plant and equipment - net                         506,121         507,193
Total assets                                                805,179         765,263
Capital expenditures                                         43,377          21,989
Long-term debt                                              248,504         207,137
Common stockholders' equity                                 442,347         460,300
                                                       ------------    ------------
STATISTICAL INFORMATION
Current ratio                                                  4.39            4.90
Long-term debt/total capitalization                             .36             .31
Book value per share of common stock                   $       5.25    $       5.49
Price range of common stock                            $  5.75-9.25    $ 6.63-10.75
                                                       ============    ============



                                                                 Rowan 2002 | 15

Management's Discussion and Analysis
of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following analysis highlights Rowan's operating results for the years indicated (in millions):


                              2002        2001       2000
                            --------    --------   --------
Revenues:
  Drilling                  $  357.3    $  486.3   $  418.9
  Manufacturing                118.1       102.2      103.5
  Aviation                     141.9       142.6      123.6
                            --------    --------   --------
    Total                   $  617.3    $  731.1   $  646.0
                            ========    ========   ========
Operating Profit (Loss)*:
  Drilling                  $   (2.4)   $  136.4   $  124.0
  Manufacturing                  0.8         5.7        7.6
  Aviation                      13.8        10.2        4.0
                            --------    --------   --------
   Total                    $   12.2    $  152.3   $  135.6
                            ========    ========   ========
Net Income (Loss)           $   86.3    $   77.0   $   70.2
                            ========    ========   ========

* Income (loss) from operations before deducting general and administrative expenses

Prevailing uncertainty throughout the post-9/11 world, featuring the ongoing conflict with Iraq and the collapse of oil and natural gas prices during 2001, continued to hamper business conditions in 2002 such that the virtual doubling of energy prices during the year had little impact on worldwide drilling activity. In our area of primary emphasis, the Gulf of Mexico, market conditions began the year improving, but by mid-year had leveled off and, despite near-$5/mcf natural gas prices, began declining prior to year end. Activity in certain international markets improved during the year, helping to alleviate the oversupply of equipment in the Gulf of Mexico, though there was little meaningful change in the foreign areas where we operate. Thus, as reflected in the table above, our overall 2002 operating results were significantly below the prior year levels. The settlement in March of the Gorilla V contract dispute yielded approximately $102 million of net income in 2002, improving upon what otherwise would have been a $16 million net loss.

During 2000, energy demand was growing, to levels in excess of available supply, which caused a sharp rise in oil prices and, in particular, natural gas prices, and spot shortages in certain markets. Energy company expenditures responded in kind, especially in gas-driven markets like the Gulf of Mexico, and drilling activity surged. By year end, with gas prices at then record levels, virtually every available jack-up in the Gulf of Mexico was under contract, and most surveys of energy company budgets taken at the time indicated exploration and production expenditures, especially in domestic areas, would be substantially higher in 2001.

After peaking at almost $10/mcf early in 2001, natural gas prices began a steady decline to around $2 at year end. In addition, oil prices, which had experienced a two-year run-up to the mid-$30s in late 2000, had fallen to well below $20 per barrel by year-end 2001. With prices deteriorating, energy companies responded quickly and, by mid-year, had begun deferring drilling projects and reducing their 2001 drilling budgets, particularly in domestic areas. Rowan began experiencing curtailed drilling assignments in our most prominent market, the Gulf of Mexico. By year end, overall Gulf of Mexico jack-up drilling had collapsed and, as a result, our average day rates in the area were significantly lower than the levels we had obtained earlier in the year and our fleet utilization had suffered dramatically. Though Rowan's 2001 drilling operations yielded improved revenues and results over 2000, the trend over the last half of the year was decidedly unfavorable.

Rowan's manufacturing division has continued to generate operating profits while playing a lead role in our drilling fleet expansion program. During 2002, the manufacturing division achieved significant progress on the Bob Palmer (formerly Gorilla VIII) and completed major design work for the first of as many as four of the new Tarzan class jack-up.

During the past three years, Rowan's aviation division has continued to diversify its flight services, though improvements in revenues and operating results reflected herein were largely due to increased energy-related flying activity and, effective in April 2001, an average 30% rate increase.

The fluctuations in Rowan's overall financial results over the past two years, as shown in the preceding table, were also impacted by higher than expected general and administrative costs in 2001, due primarily to legal costs related to the Gorilla V contract dispute, increasing net interest costs, due to declining investment rates outweighing lower borrowing costs, and greater depreciation expense associated with our rig fleet expansion. While Rowan's current fleet includes 20 offshore rigs delivered during the 1971-1986 period whose original construction cost has been fully depreciated, the three rigs constructed since 1995, together with the two rigs currently in progress, comprise more than 80% of our offshore drilling equipment carrying value. The Gorilla V contract dispute and our rig fleet expansion program are discussed more fully under Liquidity and Capital Resources beginning on page 19.

DRILLING OPERATIONS

Rowan's drilling operating results are generally a function of rig rates and activity in our principal operating areas: the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment. In recent years, our offshore operations have been heavily concentrated in the drilling of natural gas wells for independent operators on the Gulf of Mexico's outer continental shelf.

Natural gas prices improved steadily throughout 2000, from around $2.50/mcf at the beginning of the year to almost $10.00 at the end, and Rowan's domestic drilling operations followed suit. Our Gulf of Mexico rig fleet was 94% utilized during the year and achieved a 91% increase in average day rates over 1999. The fleet grew from 17 to 22 units during the year following the relocation of two units from each of the North Sea and offshore eastern Canada and the delivery of Gorilla VI.

Gas prices reversed course in 2001, declining by about 80% during the year, and Rowan's domestic drilling operations were adversely affected. Our Gulf of Mexico rig fleet, which included all but one of our offshore rigs, experienced rapidly declining utilization, as follows: 1st quarter - 96%; 2nd quarter - 92%; 3rd quarter - 69%; 4th quarter - 58%; and full year - 79%. Largely on the strength of the first six months, we achieved a 23% increase in average day



                                                                 Rowan 2002 | 16
rates over 2000. At year end, Gulf of Mexico drilling activity appeared to have bottomed, but drilling day rates showed signs of continued weakness.

Natural gas prices again improved rather steadily throughout 2002, from around $2.00/mcf at the beginning of the year to about $5.00 at the end. This time, however, Rowan's domestic drilling operations, which began the year still feeling the effects of 2001, showed improvement over most of the second and third quarters, but leveled off during the fourth quarter and began weakening by year end. Our Gulf of Mexico rig fleet, featuring all but two of our offshore rigs, experienced fluctuating utilization, as follows: 1st quarter - 83%; 2nd quarter - 95%; 3rd quarter - 95%; 4th quarter - 93%; and full year - 91%. Our drilling day rates finished the year only slightly higher than where they started, with our overall average for 2002 about 38% below 2001. The fleet declined to 21 units following the loss in October of the Rowan-Houston during Hurricane Lili, which is discussed more fully under Liquidity and Capital Resources beginning on page 19.

With the relocation of Gorilla IV and the Arch Rowan to the Gulf of Mexico in March 2000, Rowan essentially withdrew from the North Sea market. We remained confident in the North Sea market's long-term viability, particularly for our Super Gorilla jack-ups, and, during 2001, constructed a new area headquarters facility near Aberdeen, Scotland. North Sea drilling activity improved somewhat throughout 2001. In anticipation of the continued strengthening of this market, we relocated the newly-constructed Gorilla VII to the area in early 2002, and it was 76% utilized in the area over the last half of the year.

Despite the favorable commodity price environment during 2000 as previously discussed, and notwithstanding reports of major hydrocarbon discoveries in the area, demand for drilling equipment offshore eastern Canada was lower at the end of that year than at the beginning. As a result, Gorilla II, which entered the eastern Canada market in early 1998, left in July 2000, and Gorilla III, after nearly a decade of full utilization as a combination drilling/production unit in the area, left in November. Each rig was mobilized to the more promising Gulf of Mexico market where they immediately underwent modifications to expand their operating capability. Gorilla V, which entered the eastern Canada market during the fourth quarter of 1999, was 76% utilized in 2000, 85% in 2001 and 34% in 2002. Though near-term drilling demand is uncertain, we remain confident in the long-term potential of the harsh environment jack-up market offshore eastern Canada.

Overall, Rowan's worldwide fleet of 23 jack-ups, including two rigs that are leased through mid-2008 and the Rowan-Houston, was utilized 88%, 79% and 92% in 2002, 2001 and 2000, respectively, while our semi-submersible achieved utilization of 58%, 80% and 94%, respectively. We consider only revenue-producing days in computing rig utilization.

The effects of fluctuations in activity and day rates are shown in the following analysis of changes in our contract drilling revenues (in millions):

                             2001       2000
                            TO 2002    TO 2001
                            -------    -------
Utilization                 $  37.1    $ (10.5)
Drilling rates               (166.1)      77.9
                            =======    =======

These fluctuations caused a $129 million or 27% decrease in 2002 drilling revenues compared to 2001, which was about 16% higher than 2000. Drilling expenses were less than 1% higher in 2002 compared to 2001, as reduced land and anchor-handling, towing and supply (AHTS) boat operations largely offset effects of the addition, in February 2002, of Gorilla VII. Drilling expenses were 18% higher in 2001 than in 2000, primarily due to the expansion of our land drilling fleet, the growth of our AHTS boat operations and the addition, in June 2000, of Gorilla VI.

Rowan's land rig fleet was 67% utilized in 2002 and achieved an average day rate of $9,900, compared to 72% and $13,400 in 2001 and 47% and $8,300 in 2000. Our
fleet of 18 deep-well land rigs features four newly constructed rigs and seven rigs that have been substantially rebuilt over the past three years, including four rigs relocated from Alaska during the period.

In 2000, we expanded our AHTS fleet to six vessels, each of which was obtained under five-year lease agreements containing purchase options. The boats are fully-crewed by the lessor, but managed by Rowan to provide towing and supply services to our drilling operations. We also directly market the boats to third parties, with emphasis on their anchor-handling capabilities for deepwater semi-submersibles.

With increasingly favorable oil and natural gas prices, energy companies have and will likely continue to realize dramatically improved cash flows. We believe that, ultimately, such cash flows will be reinvested in additional drilling projects, but are uncertain as to when this will occur. Based upon recent bid inquiries and other indications from our energy company customers, we expect the following near-term market conditions in our principal operating areas:

  GULF OF MEXICO - Generally stable exploration and development activity in the near term, improving moderately in the latter half of the year as long as gas prices remain above $3.00/mcf

  NORTH SEA - Moderately improving jack-up drilling activity, fluctuating with oil prices

  EASTERN CANADA - Moderately improving demand for harsh environment equipment

The drilling markets in which we compete frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, effects of energy company consolidations,


                                                                 Rowan 2002 | 17
trends in finding and lifting costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents us from being able to accurately predict whether existing market conditions will continue beyond the near term. In response to fluctuating market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when such moves are economically justified. Currently, Rowan's drilling operations are unprofitable, and there can be no assurance that expected improvements in market conditions, as reflected in the preceding table, will materialize. Our operations will be adversely affected should market conditions deteriorate further.

MANUFACTURING OPERATIONS

Rowan's manufacturing division achieved a 16% increase in revenues in 2002 compared to 2001, which was 1% lower than 2000, but suffered a decrease in profitability between periods, while devoting substantial efforts towards the design and construction of the Bob Palmer and the first of as many as four of the new Tarzan class jack-up.

The equipment group experienced an $8.3 million or 12% decrease in revenues in 2002 compared to 2001, as continued unfavorable commodities prices and effects of mining company mergers contributed to a $7.3 million or 18% decrease in parts sales between periods and limited the group to sales of 12 new loaders and stackers during 2002, compared to 11 units in 2001. The steel group achieved a $2.4 million or 15% increase in revenues in 2002 on an 18% increase in external steel shipments.

Effective January 31, 2002, we acquired, for common stock valued at approximately $8 million, net assets of two companies that collectively manufacture variable speed AC motors and variable frequency drive systems, DC motors and drive systems, and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries. Rowan Electric, Inc. dba Oilfield-Electric-Marine (OEM) also manufactures medium voltage switchgear from 5KV through 38KV for the industrial and petrochemical markets.

The drilling products group increased outside sales of rig components, parts and fabrication services by $21.8 million or 119% in 2002 over 2001, including $10 million contributed by OEM. The group also includes the LeTourneau Ellis Williams (LEWCO) mud pump operation acquired in 2000, which shipped 11 pumps to outside customers during 2002, down from 23 pumps in 2001.

Consolidated manufacturing operations exclude approximately $113 million of products and services provided to Rowan's drilling division in 2002, most of which was attributable to construction progress on the Bob Palmer, compared to $118 million in 2001. The drilling products group completed and delivered Gorilla VII during December 2001.

Though considerably less volatile than our drilling operations, our manufacturing operations, especially the equipment group, have continued to be adversely impacted by a prolonged period of unfavorable world commodities prices; in particular, prices for copper, iron ore, coal, gold and diamonds. In addition, prospects for our drilling products group, though much improved over the past year, are ultimately tied to the condition of the overall drilling industry and its demand for equipment, parts and services. Our external manufacturing backlog remains at a depressed level and, as a result, we cannot accurately predict the results of our manufacturing operations for 2003.

AVIATION OPERATIONS

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

Aviation revenues decreased by 1% in 2002 compared to 2001, which was 15% higher than 2000. Aviation division expenses in 2002 declined by 5% from 2001, which was 11% higher than 2000, as a near-50% increase in insurance costs between years in the aftermath of 9/11 was more than offset by additional gains on aircraft sales. Flying for energy companies, primarily in support of Gulf of Mexico deepwater drilling operations, improved by only 3% in 2002, due primarily to the lethargic drilling market prevailing for much of the year as discussed previously. Also in 2002, we achieved a 36% increase in forest fire control revenues, which was substantially offset by a 13% decrease in tourism-related revenues.

The number of aircraft operated by Rowan at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:

                               2002       2001       2000
                             --------   --------   --------
Twin-engine helicopters:
  Number                           64         66         64
  Revenue hours                32,134     36,064     33,647
Single-engine helicopters:
  Number                           28         29         31
  Revenue hours                 7,749     10,845     12,658
Fixed-wing aircraft:
  Number                           19         19         19
  Revenue hours                18,798     19,789     20,834
                             ========   ========   ========

Expected near-term market conditions in the aviation markets in which we continue to operate, are shown below:

  ALASKA - Generally stable market conditions

  GULF OF MEXICO - Moderately improving market conditions

We cannot predict whether these expected market conditions will materialize. Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which we compete. We can, as we have done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical. Assuming the foregoing expected market conditions prevail, the aviation division should contribute positive operating results in 2003.



                                                                 Rowan 2002 | 18

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 2002 and 2001 were as follows (dollars in millions):

                                            DECEMBER 31,
                                       -----------------------
                                          2002         2001
                                       ----------   ----------
Cash and cash equivalents              $    178.8   $    237.0
Current assets                         $    469.9   $    506.7
Current liabilities                    $    116.0   $    201.5
Current ratio                                4.05         2.51
Current maturities of long-term debt   $     42.5   $     42.5
Long-term debt                         $    512.8   $    438.5
Stockholders' equity                   $  1,131.8   $  1,108.1
Long-term debt/total capitalization           .31          .28
                                       ==========   ==========

Reflected in the comparisons above are the effects of the following 2002 transactions: net cash provided by operations of $118.2 million; capital expenditures of $242.9 million; proceeds from borrowings of $116.8 million; debt repayments of $42.5 million; proceeds from disposals of equipment of $25.8 million; payment of cash dividends of $23.5 million and repurchases of stock totaling $13.2 million. Operating cash flows in 2002 included approximately $73 million of net proceeds from settlement of the Gorilla V contract dispute, which is discussed more fully below.

Capital expenditures in 2002 included $102 million towards construction of the Bob Palmer (formerly Gorilla VIII), an enhanced version of our Super Gorilla class jack-up designated as Super Gorilla XL. The Bob Palmer will be outfitted with 708 feet of leg, 134 feet more than Gorillas V, VI or VII, and have 30% larger spud cans enabling operation in the Gulf of Mexico in water depths up to 550 feet. The Bob Palmer will also be able to operate in water depths up to 400 feet in the hostile environments offshore eastern Canada and in the North Sea. Construction of the Bob Palmer is proceeding on schedule at Rowan's Vicksburg, Mississippi facility and is expected to be completed during the third quarter of 2003.

During May 2001, Rowan obtained financing for up to 87.5% of the cost of the Bob Palmer through an 18-year bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration (MARAD) under its Title XI Program. Under the Title XI Program, we obtain reimbursements for expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at ..25% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by the earlier of January 15, 2008 or four years following completion of construction. Interest is payable semi-annually on each January 15 and July 15 and the principal will be repaid in 36 semi-annual installments commencing January 15, 2004. The Bob Palmer is pledged as security for the government guarantee. At December 31, 2002, we had drawn down about $148 million of the $187 million total credit facility, which bore interest of 1.71% at year end.

Capital expenditures during 2002 also included $33 million toward the expansion and upgrade of our land drilling capabilities, including the construction of one new land rig.

Design work is virtually complete and construction efforts have begun on a new class of jack-up rig, specifically targeted for deep drilling in water depths up to 250 feet on the outer continental shelf in the Gulf of Mexico. The Tarzan class rig will offer drilling capabilities similar to our Gorilla class jack-ups, enabling more efficient drilling beyond 15,000 feet, but with reduced environmental criteria (wind, wave and current). The first of as many as four rigs, the Scooter Yeargain, is being constructed at Vicksburg, Mississippi with delivery expected by mid-year 2004. The three additional Tarzan class jack-ups are currently planned to be delivered in six- to nine-month intervals in 2005 and 2006. The aggregate cost of the four Tarzan rigs will approach $400 million. We have received a commitment for Title XI government-guaranteed financing for up to 87.5% of the cost of the first two Tarzan rigs on terms and conditions similar to those in effect for the Bob Palmer. We intend to pursue outside financing for Tarzans III and IV, if necessary. However, there can be no assurance that any financing will be available or that working capital will be adequate throughout the period required to complete construction.

We have committed to purchase three Sikorsky S-92 helicopters for the deepwater drilling market, subject to our obtaining long-term operating contracts. The S-92 design features a 19-passenger capacity and a range of 475 nautical miles. We currently expect the helicopters to be available in the first half of 2004 and that their total cost, estimated to approach $50 million, will be funded from existing working capital or outside financing. However, there can be no assurance that working capital will be adequate or outside financing will be available.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 2002 capital expenditures was primarily for major enhancements to existing offshore rigs and manufacturing facilities and purchases of aircraft and components. We estimate 2003 capital expenditures will be between $220 million and $230 million, including $130-140 million for the Bob Palmer and the first two Tarzan class rigs. We may also spend amounts to acquire additional aircraft as market conditions justify or to upgrade existing drilling equipment.



                                                                 Rowan 2002 | 19

Construction of Rowan Gorilla VII, completed during December 2001, was substantially financed through a $185.4 million government-guaranteed, floating-rate bank note issued under the Title XI Program. Currently, we must fix the interest rate on all outstanding principal amounts by December 10, 2003, but have approached MARAD about extending the floating-rate period. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Gorilla VII is pledged as security for the government guarantee. Outstanding borrowings of $169.9 million at December 31, 2002 bore interest of 1.76%.

Construction of Rowan Gorilla VI, completed during June 2000, was substantially financed through a $171 million government-guaranteed bank note issued under the Title XI Program. On March 15, 2001, we fixed the interest rate on all outstanding principal amounts at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Gorilla VI is pledged as security for the government guarantee. Outstanding borrowings totaled $135.4 million at December 31, 2002.

Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Principal and accrued interest are payable semi-annually on each January 1 and July 1 through 2010. Gorilla V is pledged as security for the government guarantee. Outstanding borrowings at December 31, 2002, were as follows: $44.7 million at 6.94% and $57.4 million at 6.15%.

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

During the 2000-2002 period, Rowan contributed $28.6 million to our defined benefit pension plans. Such contributions are based upon actuarial calculations of pension assets and liabilities that involve, among other things, assumptions about long-term asset returns and discount rates. Similar calculations were used to estimate pension costs and obligations as reflected in our consolidated financial statements, which showed an accumulated comprehensive loss resulting from minimum pension liability adjustments of $55.2 million at December 31, 2002. We believe that our pension costs will increase in 2003 and that our funding requirement could exceed the average level of the past three years.

Based on current and anticipated near-term operating levels, we believe that 2003 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain planned capital expenditures and debt service and other requirements at least through the remainder of 2003.

On November 16, 2001, an English Court ruled in Rowan's favor and dismissed the plaintiff's claim that it had been entitled, in January 1999, to terminate its drilling contract with a Rowan subsidiary for the use of the jack-up rig Rowan Gorilla V. The Court ordered the plaintiff to pay Rowan for all unpaid day rates, damages, interest and an interim payment for legal costs, for which we received $88.6 million. The matter was under appeal at December 31, 2001 and such amount, along with investment earnings, less outstanding receivables dating from contract inception, was deferred at year end. On March 14, 2002, a settlement agreement was reached among the parties whereby all litigation involving this matter was dropped and we received an additional $84.2 million. In total, Rowan received $175 million in connection with the Gorilla V contract dispute and such amount is shown, net of final legal costs and expenses, as Other Income on the Consolidated Statement of Operations for the year ended December 31, 2002.

The Company is involved in various other legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. Rowan believes that there are no known contingencies, claims or lawsuits, including matters related to the loss of the Rowan-Houston as discussed below, that will have a material adverse effect on its financial position, results of operations or cash flows.

On April 26, 2002, our Board of Directors declared a special cash dividend of $.25 per share of common stock that was paid on June 6, 2002 to shareholders of record on May 16, 2002. Rowan did not pay any dividends during 2000 or 2001 and, at December 31, 2002, had approximately $334 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements. Future dividends, if any, will only be paid at the discretion of the Board of Directors.

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



                                                                 Rowan 2002 | 20

During 2000 and 2001, we repurchased in the open market 1,435,300 shares of Rowan's outstanding common stock at an average cost of $16.93 per share. On January 31, 2002, in connection with the OEM acquisition, we issued from treasury 439,560 shares of Rowan common stock valued at approximately $8 million and subsequently filed a registration statement to permit the resale of such shares in the market from time to time. During 2002, we repurchased another 738,700 shares of Rowan's outstanding common stock under the Share Repurchase Program at an average cost of $17.87 per share.

On October 4, 2002, we discovered substantial damage to our jack-up rig, Rowan-Houston, in the aftermath of Hurricane Lili. The rig had been jacked up in 105 feet of water in Ship Shoal Block 207, offshore Louisiana, adjacent to a production platform, with the hull 63 feet above the water. Following the storm, portions of the rig, including the hull, were found approximately 1,750 feet northwest of the pre-storm location, with the stern of the rig's hull resting on the bottom of the Gulf of Mexico and the bow elevated at approximately 30 degrees. The port side of the hull near the bow and the bow leg at the waterline had been severely damaged, indicating a collision had occurred. The legs, which had been severed below the hull, remained elevated at the pre-storm location. The removal of wreckage and investigation of the accident are ongoing. We have received the full insured value of the rig, which exceeded its carrying value by approximately $1.5 million, and believe that the costs of wreckage removal are fully insured under our prevailing coverages.

Critical Accounting Policies and Management Estimates

Rowan's significant accounting policies are outlined in Note 1 to our financial statements. Such policies, and management judgments, assumptions and estimates made in their application, underlie reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe our most critical accounting policies and management estimates involve property and depreciation, specifically capitalizable costs, useful lives and salvage values, and pension liabilities and costs, specifically assumptions used in actuarial calculations, as changes in such policies and/or estimates would produce significantly different amounts from those reported herein.

Rowan uses the intrinsic value method of accounting for stock-based employee compensation pursuant to Accounting Principles Board Opinion No. 25. We estimate that use of the fair value method outlined by Statement of Financial Accounting Standards No. 123, as amended, would have reduced reported amounts of net income and net income per share by $3.6 million or $.03 per diluted share in 2002, $3.4 million or $.03 per diluted share in 2001 and $2.2 million or $.02 per diluted share in 2000.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", generally requires recognition of derivative financial instruments as assets or liabilities, measured at fair value. Statement No. 133, as amended by Statements No. 137 and 138, was effective for fiscal years beginning after June 15, 2000. Rowan does not hold or issue derivative financial instruments and the adoption of Statement No. 133, as amended, effective January 1, 2001, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 141, "Business Combinations", essentially mandates the purchase method of accounting for business combinations effective July 1, 2001. We believe that the provisions of Statement No. 141 will not materially impact Rowan's financial position or results of operations.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", generally provides that goodwill and other intangible assets with indefinite useful lives no longer be amortized to expense but rather be assessed periodically for impairment losses. Statement No. 142 was effective for fiscal years beginning after December 15, 2001. Rowan's adoption of Statement No. 142, effective January 1, 2002, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", supercedes existing standards pertaining to accounting and reporting for long-lived assets, especially those held for disposal. Statement No. 144 was effective for fiscal years beginning after December 15, 2001. Rowan's adoption of Statement No. 144, effective January 1, 2002, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", addresses accounting and reporting for fixed asset retirement costs and obligations. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. Rowan's adoption of Statement No. 143, effective January 1, 2003, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", addresses accounting and reporting for costs and obligations related to exit or disposal activities initiated on or after January 1, 2003. We believe that the provisions of Statement No. 146 will not materially impact our financial position or results of operations.

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



                                                                 Rowan 2002 | 21

Selected Quarterly Financial Data
(Unaudited)

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 2001 and 2002 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                      FIRST       SECOND        THIRD       FOURTH
                     QUARTER      QUARTER      QUARTER     QUARTER
                    ---------    ---------    ---------   ---------
2001:
Revenues            $ 193,514    $ 210,394    $ 191,325   $ 135,831
Operating
  profit (loss)        56,922       61,540       40,838      (6,999)
Net income (loss)      31,716       34,312       20,640      (9,670)
Net income
  (loss) per
  common share:
    Basic                 .34          .36          .22        (.10)
    Diluted               .33          .36          .22        (.10)
                    ---------    ---------    ---------   ---------

2002:
Revenues            $ 137,805    $ 148,498    $ 184,153   $ 146,802
Operating
  profit (loss)       (13,280)      (5,210)      25,875       4,808
Net income (loss)      87,677       (8,739)      10,164      (2,824)
Net income
  (loss) per
  common share:
    Basic                 .93         (.09)         .11        (.03)
    Diluted               .92         (.09)         .11        (.03)
                    =========    =========    =========   =========

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.

Common Stock Price Range, Cash
Dividends and Stock Splits (Unaudited)

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 28, 2003, there were approximately 2,100 holders of record.

                       2002                 2001
                ------------------   ------------------
QUARTER           HIGH       LOW       HIGH       LOW
--------        --------   -------   --------   -------
First           $  23.28   $ 15.89   $  33.45   $ 24.56
Second             26.84     20.01      33.89     21.50
Third              22.57     16.36      22.45     11.10
Fourth             24.60     17.40      20.14     11.66
                ========   =======   ========   =======

On April 26, 2002, Rowan's Board of Directors declared a special cash dividend of $.25 per common share which was paid on June 6, 2002 to shareholders of record on May 16, 2002. The Company did not pay any dividends on its common stock during 2001. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends. Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975. On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by 33.6 shares if still owned at present.



                                                                 Rowan 2002 | 22

Independent Auditors' Report


ROWAN COMPANIES, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for Goodwill and Other Intangible Assets.


/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 7, 2003



                                                                 Rowan 2002 | 23

Consolidated Balance Sheet



                                                                                            DECEMBER 31,
                                                                                    ----------------------------
(In thousands except share amounts)                                                     2002            2001
-----------------------------------                                                 ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents                                                         $    178,756    $    236,989
  Receivables - trade and other                                                          109,320         120,199
  Inventories:
    Raw materials and supplies                                                           122,846         121,609
    Work-in-progress                                                                      31,348          20,839
    Finished goods                                                                         8,766             741
  Prepaid expenses                                                                         8,011           3,188
  Deferred tax assets - net (Note 7)                                                      10,855           3,117
                                                                                    ------------    ------------
    Total current assets                                                                 469,902         506,682
                                                                                    ------------    ------------
Property, plant and equipment - at cost:
  Drilling equipment                                                                   1,922,341       1,634,370
  Aircraft and related equipment                                                         264,212         255,600
  Manufacturing plant and equipment                                                      120,705         104,018
  Construction in progress                                                               199,352         327,032
  Other property and equipment                                                           155,815         140,706
                                                                                    ------------    ------------
    Total                                                                              2,662,425       2,461,726
  Less accumulated depreciation and amortization                                       1,095,281       1,042,883
                                                                                    ------------    ------------
    Property, plant and equipment - net                                                1,567,144       1,418,843
                                                                                    ------------    ------------
Goodwill and other assets (Notes 1, 6 and 10)                                             17,458          13,430
                                                                                    ------------    ------------
    Total                                                                           $  2,054,504    $  1,938,955
                                                                                    ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (Note 2)                                     $     42,458    $     42,458
  Accounts payable - trade                                                                30,000          28,903
  Other current liabilities (Note 4)                                                      43,517         130,133
                                                                                    ------------    ------------
    Total current liabilities                                                            115,975         201,494
                                                                                    ------------    ------------
Long-term debt - less current maturities (Note 2)                                        512,844         438,484
                                                                                    ------------    ------------
Other liabilities (Note 6)                                                               127,848          62,938
                                                                                    ------------    ------------
Deferred income taxes - net (Note 7)                                                     166,060         127,952
                                                                                    ------------    ------------
Commitments and contingent liabilities (Note 9)

Stockholders' equity (Notes 3, 5 and 6):
  Preferred stock, $1.00 par value:
    Authorized 5,000,000 shares issuable in series:
      Series III Preferred Stock, authorized 10,300 shares, none outstanding
      Series A Preferred Stock, authorized 4,800 shares, none outstanding
      Series B Preferred Stock, authorized 4,800 shares, none outstanding
      Series C Preferred Stock, authorized 9,606 shares, none outstanding
      Series D Preferred Stock, authorized 9,600 shares, none outstanding
      Series E Preferred Stock, authorized 1,194 shares, none outstanding
      Series A Junior Preferred Stock, authorized 1,500,000 shares, none issued
  Common stock, $.125 par value; authorized 150,000,000 shares; issued 95,340,597
    shares at December 31, 2002 and 95,002,430 shares at December 31, 2001                11,918          11,875
  Additional paid-in capital                                                             647,600         638,303
  Retained earnings                                                                      557,523         494,756
  Cost of 1,734,440 and 1,435,300 treasury shares, respectively                          (30,064)        (24,307)
  Accumulated other comprehensive income (loss)                                          (55,200)        (12,540)
                                                                                    ------------    ------------
    Total stockholders' equity                                                         1,131,777       1,108,087
                                                                                    ------------    ------------
      Total                                                                         $  2,054,504    $  1,938,955
                                                                                    ============    ============

See Notes to Consolidated Financial Statements.



                                                                 Rowan 2002 | 24

Consolidated Statement of Operations


                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                    --------------------------------------
(In thousands except per share amounts)                2002          2001          2000
---------------------------------------             ----------    ----------    ----------
Revenues:
  Drilling services                                 $  357,244    $  486,291    $  418,948
  Manufacturing sales and services                     118,120       102,150       103,465
  Aviation services                                    141,894       142,623       123,546
                                                    ----------    ----------    ----------
    Total                                              617,258       731,064       645,959
                                                    ----------    ----------    ----------
Costs and expenses:
  Drilling services                                    304,846       303,420       256,615
  Manufacturing sales and services                     109,842        88,691        88,463
  Aviation services                                    112,286       118,153       106,374
  Depreciation and amortization                         78,091        68,499        58,865
  General and administrative                            25,140        27,670        24,072
                                                    ----------    ----------    ----------
    Total                                              630,205       606,433       534,389
                                                    ----------    ----------    ----------
Income (loss) from operations                          (12,947)      124,631       111,570
                                                    ----------    ----------    ----------
Other income (expense):
  Net proceeds from Gorilla V settlement (Note 4)      157,125
  Interest expense                                     (20,645)      (24,240)      (25,652)
  Less interest capitalized                              4,722        11,170        13,510
  Interest income                                        4,106         8,382        10,948
  Other - net                                              458           264           487
                                                    ----------    ----------    ----------
    Other income (expense) - net                       145,766        (4,424)         (707)
                                                    ----------    ----------    ----------
Income before income taxes                             132,819       120,207       110,863
  Provision for income taxes (Note 7)                   46,541        43,209        40,650
                                                    ----------    ----------    ----------
Net income                                          $   86,278    $   76,998    $   70,213
                                                    ==========    ==========    ==========
Net income per share of common stock (Note 1):
  Basic                                             $      .92    $      .82    $      .76
                                                    ----------    ----------    ----------
  Diluted                                           $      .90    $      .80    $      .74
                                                    ==========    ==========    ==========

See Notes to Consolidated Financial Statements.



Consolidated Statement of Comprehensive Income (Loss)

                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                      --------------------------------
(In thousands)                                          2002        2001        2000
--------------                                        --------    --------    --------
Net income                                            $ 86,278    $ 76,998    $ 70,213
Other comprehensive income (loss):
    Minimum pension liability adjustment
    (net of credit for income taxes of $22,971 and
    $6,752 in 2002 and 2001, respectively) (Note 6)    (42,660)    (12,540)
                                                      --------    --------    --------
Comprehensive income                                  $ 43,618    $ 64,458    $ 70,213
                                                      ========    ========    ========

See Notes to Consolidated Financial Statements.



                                                                 Rowan 2002 | 25

Consolidated Statement of Changes in Stockholders' Equity


                                                              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                                  -------------------------------------------------------------------------------
                                                              COMMON STOCK
                                                  ---------------------------------------                 ACCUMULATED
                                                        ISSUED           IN TREASURY        ADDITIONAL      OTHER
                                                  ------------------  -------------------    PAID-IN     COMPREHENSIVE   RETAINED
(IN THOUSANDS)                                     SHARES    AMOUNT    SHARES     AMOUNT     CAPITAL     INCOME (LOSS)   EARNINGS
--------------                                    --------  --------  --------   --------   ----------   -------------   --------
Balance, January 1, 2000                            89,062  $ 11,133    (5,759)  $(61,334)  $  426,380                   $347,545
  Exercise of stock options                            689        86                             5,551
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                   8,979
  Conversion of subordinated debentures                 93        11                               618
  Sale of common stock (Note 3)                      4,541       568     5,759     61,334      184,781
  Treasury stock purchases                                                (150)    (3,108)
  Net income                                                                                                               70,213
                                                  --------  --------  --------   --------   ----------   -------------   --------
Balance, December 31, 2000                          94,385    11,798      (150)    (3,108)     626,309                    417,758
  Exercise of stock options                            551        69                             3,701
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                   7,856
  Conversion of subordinated debenture                  66         8                               437
  Treasury stock purchases                                              (1,285)   (21,199)
  Minimum pension liability adjustment,
    net of income taxes                                                                                  $     (12,540)
  Net income                                                                                                               76,998
                                                  --------  --------  --------   --------   ----------   -------------   --------
Balance, December 31, 2001                          95,002    11,875    (1,435)   (24,307)     638,303         (12,540)   494,756
  Exercise of stock options                            306        39                             2,713
  Value of services rendered
    by participants in the nonqualified
    stock option plan (Note 3)                                                                   5,815
  Treasury stock issued for business acquisition                           440      7,442          483
  Payment of cash dividend
    ($.25 per common share)                                                                                               (23,511)
  Conversion of subordinated debentures                 32         4                               286
  Treasury stock purchases                                                (739)   (13,199)
  Minimum pension liability adjustment,
    net of income taxes                                                                                        (42,660)
  Net income                                                                                                               86,278
                                                  --------  --------  --------   --------   ----------   -------------   --------
Balance, December 31, 2002                          95,340  $ 11,918    (1,734)  $(30,064)  $  647,600   $     (55,200)  $557,523
                                                  ========  ========  ========   ========   ==========   =============   ========

See Notes to Consolidated Financial Statements.

                                                                 Rowan 2002 | 26

Consolidated Statement of Cash Flows


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------
(In thousands)                                                                   2002          2001          2000
--------------                                                                ----------    ----------    ----------
Cash provided by (used in):
  Operations:
    Net income                                                                $   86,278    $   76,998    $   70,213
    Adjustments to reconcile net income to net cash provided by operations:
      Depreciation and amortization                                               78,091        68,499        58,865
      Deferred income taxes                                                       53,252        43,896        27,767
      Provision for pension and postretirement benefits                           13,814         9,264         8,295
      Compensation expense                                                         7,176         7,769         6,766
      Gain on disposals of property, plant and equipment                          (7,315)       (2,587)       (2,541)
      Contributions to pension plans                                              (7,600)      (16,640)       (4,399)
      Gorilla V judgement proceeds deferred in 2001 and recognized in 2002       (88,628)       88,628
      Change in sale/leaseback payable                                                                        (1,791)
      Amortization of sale/leaseback gain                                                                     (2,751)
      Other - net                                                                                                120
    Changes in current assets and liabilities:
      Receivables - trade and other                                               14,839        34,342       (60,665)
      Inventories                                                                (25,078)      (14,297)       (6,561)
      Other current assets                                                        (4,780)          209         2,624
      Current liabilities                                                         (2,369)      (11,188)        7,419
    Net changes in other noncurrent assets and liabilities                           510        (3,165)          672
                                                                              ----------    ----------    ----------
  Net cash provided by operations                                                118,190       281,728       104,033
                                                                              ----------    ----------    ----------

  Investing activities:
    Capital expenditures:
    Property, plant and equipment additions                                     (242,896)     (305,180)     (215,837)
    Purchase of pump companies, net of cash acquired                                                          (7,245)
    Proceeds from disposals of property, plant and equipment                      25,781         3,875         3,561
                                                                              ----------    ----------    ----------
  Net cash used in investing activities                                         (217,115)     (301,305)     (219,521)
                                                                              ----------    ----------    ----------
  Financing activities:
    Proceeds from borrowings                                                     116,818       110,730       101,302
    Repayments of borrowings                                                     (42,458)      (30,008)     (129,882)
    Payment of cash dividend                                                     (23,511)
    Payments to acquire treasury stock                                           (13,199)      (21,199)       (3,108)
    Proceeds from stock option and convertible debenture plans                     3,042         4,215         6,266
    Proceeds from common stock offering, net of issue costs                                                  246,683
                                                                              ----------    ----------    ----------
  Net cash provided by financing activities                                       40,692        63,738       221,261
                                                                              ----------    ----------    ----------
Increase (decrease) in cash and cash equivalents                                 (58,233)       44,161       105,773
Cash and cash equivalents, beginning of year                                     236,989       192,828        87,055
                                                                              ----------    ----------    ----------
Cash and cash equivalents, end of year                                        $  178,756    $  236,989    $  192,828
                                                                              ==========    ==========    ==========

See Notes to Consolidated Financial Statements.



                                                                 Rowan 2002 | 27

Notes to Consolidated Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority owned subsidiaries, hereinafter referred to as "Rowan" or "the Company". Intercompany balances and transactions are eliminated in consolidation.


ACQUISITIONS AND GOODWILL

On January 31, 2000, Rowan completed the purchase of The Ellis Williams Company, Inc. and EWCO, Inc. dba Traitex Machine Co., which collectively design and manufacture mud pumps in a wide range of sizes for both oilfield and non-oilfield applications. The Company paid approximately $7.3 million in cash and issued $3 million in promissory notes and recorded the acquisition using the purchase method of accounting. The transaction resulted in the initial recognition of $6.8 million of goodwill and $1.5 million of other intangible assets.

On January 31, 2002, Rowan, through its subsidiary Rowan Electric, Inc., completed the purchase of certain assets of Oilfield-Electric-Marine, Inc. and Industrial Logic Systems, Inc. (OEM) for a price of approximately $8 million in Rowan common stock. OEM manufactures variable speed AC motors and variable frequency drive systems, DC motors and drive systems, and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries. OEM also manufactures medium voltage switchgear from 5KV through 38KV for the industrial and petrochemical markets. The transaction resulted in the initial recognition of $4.7 million of goodwill and $0.5 million of other intangible assets.

Through December 31, 2001, Rowan amortized goodwill on a straight-line basis over periods up to 30 years, and goodwill amortization totaled approximately $570,000 in 2001 and $541,000 in 2000. Effective January 1, 2002, Rowan adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which provides that goodwill and other intangible assets with indefinite useful lives no longer be amortized to expense, but rather be assessed at least annually for impairment losses using a fair-value-based test. Rowan's implementation of Statement No. 142 has not materially impacted its financial position or results of operations.

At December 31, 2002 and 2001, Rowan had goodwill with carrying values of $12.4 million and $7.6 million, respectively, and intangible assets subject to amortization totaling $1.7 million and $1.3 million, respectively. See Note 10 for further information.

REVENUE RECOGNITION

Rowan's drilling contracts provide for payment on a day rate basis, and revenues and expenses are recognized as the work progresses.

Aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts or day-to-day charter arrangements. Aviation revenues and expenses are recognized as services are rendered.

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $106.2 million and $84.9 million, $97.3 million and $71.4 million, and $96.3 million and $66.6 million in 2002, 2001 and 2000, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs and full provision is made for any anticipated losses.

INCOME PER COMMON SHARE

"Basic" income per share is determined as income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. "Diluted" income per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

The computation of basic and diluted income per share for each of the past three years is as follows (in thousands except per share amounts):


                                                           PER SHARE
YEAR ENDED DECEMBER 31,          NET INCOME     SHARES       AMOUNT
-----------------------          ----------   ----------   ----------
2002:
Basic income per share           $   86,278       93,764   $      .92
Effect of dilutive securities:
  Convertible debentures                             893
  Stock options                                      735
                                 ----------   ----------
Diluted income per share         $   86,278       95,392   $      .90
                                 ==========   ==========   ==========

2001:
Basic income per share           $   76,998       94,173   $      .82
Effect of dilutive securities:
  Convertible debentures                             936
  Stock options                                      702
                                 ----------   ----------
Diluted income per share         $   76,998       95,811   $      .80
                                 ==========   ==========   ==========

2000:
Basic income per share           $   70,213       92,562   $      .76
Effect of dilutive securities:
  Convertible debentures                           1,068
  Stock options                                    1,007
                                 ----------   ----------
Diluted income per share         $   70,213       94,637   $      .74
                                 ==========   ==========   ==========

See Note 3 for further information regarding the Company's stock option and debenture plans.

STATEMENT OF CASH FLOWS

In practice, Rowan invests in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper, money market preferred stock custodial receipts or repurchase agreements with terms no greater than 90 days, all of which are considered to be cash equivalents.



                                                                 Rowan 2002 | 28

Noncash investing and financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: the issuance in 2002 of 439,560 shares of common stock, valued at approximately $8 million, in connection with the OEM acquisition; the addition in 2002 of $1,361,000 of tax benefits related to employee stock options; the conversion in 2002 of $150,000 of Series III Floating Rate Subordinated Convertible Debentures into 22,222 shares of common stock; the conversion in 2002 of $140,000 of Series B Floating Rate Subordinated Convertible Debentures into 9,956 shares of common stock; the reduction in 2001 of $87,000 of tax benefits related to employee stock options; the conversion in 2001 of $445,000 of Series III Floating Rate Subordinated Convertible Debentures into 65,926 shares of common stock; the reduction in 2000 of $2.2 million of tax benefits related to employee stock options; the issuance in 2000 of $3 million in 7.5% promissory notes in connection with the Ellis Williams acquisition; the conversion in 2000 of $630,000 of Series III Floating Rate Subordinated Convertible Debentures into 93,333 shares of common stock. See Notes 2 and 3 for further information.

INVENTORIES

Manufacturing inventories are carried at lower of average cost or market. Drilling and aviation inventories consist of consumable parts and supplies and are carried at average cost.

PROPERTY AND DEPRECIATION

Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                       SALVAGE
                                            YEARS       VALUE
                                          ---------   ---------
Offshore drilling equipment:
  Super Gorilla jack-ups                         25          20%
  Semi-submersible                               15          20%
  Gorilla and other cantilever jack-ups          15          20%
  Conventional jack-ups                          12          20%
Land drilling equipment                          12          20%
Drill pipe and tubular equipment                  4          10%
Aviation equipment:
  Aircraft                                  7 to 15    15 to 25%
  Other                                     2 to 10     various
Manufacturing plant and equipment:
  Buildings and improvements               10 to 25    10 to 20%
  Other                                     2 to 12     various
Other property and equipment                3 to 40     various
                                          =========   =========

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

Rowan's adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which essentially governs accounting and reporting for long-lived assets held for disposal, did not materially impact its financial position or results of operations.

Rowan's adoption, effective January 1, 2003, of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which addresses fixed asset retirement costs and obligations, did not materially impact its financial position or results of operations.

ENVIRONMENTAL MATTERS

Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs and assessments of the probability that such costs will be incurred incorporate many factors, including: approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs; and current and anticipated operational plans and manufacturing processes. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. Rowan's estimated liability is not discounted. See Note 9 for further information.

INCOME TAXES

Rowan accounts for income taxes under an asset and liability approach that recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 7 for further information.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). During 2002 and 2001, Rowan recognized other comprehensive losses relating to minimum pension liabilities. See Note 6 for further information. Rowan had no items of other comprehensive income (loss) during 2000.

DERIVATIVES

Rowan does not hold or issue derivative financial instruments and its adoption, effective January 1, 2001, of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which requires recognition of derivative financial instruments as assets or liabilities, measured at fair value, did not materially impact its financial position or results of operations.



                                                                 Rowan 2002 | 29

MANAGEMENT ESTIMATES

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

RECLASSIFICATIONS

Certain reclassifications have been made in the 2001 and 2000 amounts to conform to the 2002 presentations.

2. LONG-TERM DEBT

   Long-term debt consisted of (in thousands):

                                                         DECEMBER 31,
                                                    -----------------------
                                                       2002         2001
                                                    ----------   ----------
6.94% Title XI note payable;
  secured by Gorilla V                              $   44,672   $   50,254
6.15% Title XI note payable;
  secured by Gorilla V                                  57,395       64,569
5.88% Title XI note payable;
  secured by Gorilla VI                                135,377      149,629
Floating-rate Title XI note payable;
  secured by Gorilla VII                               169,948      185,398
Floating-rate Title XI note payable;
  secured by the Bob Palmer
  (formerly Gorilla VIII)                              147,910       31,092
                                                    ----------   ----------
Total                                                  555,302      480,942
Less current maturities                                 42,458       42,458
                                                    ----------   ----------
Remainder                                           $  512,844   $  438,484
                                                    ==========   ==========

Maturities of long-term debt for each of the next five years ending December 31, are as follows: 2003 - $42.5 million and for each of 2004, 2005, 2006 and 2007 - $50.7 million.

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

Rowan financed $171.0 million of the cost of Rowan Gorilla VI through a floating-rate bank loan guaranteed by MARAD under its Title XI Program. On March 15, 2001, the Company fixed the $156.8 million of outstanding borrowings at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 though March 2012. Rowan Gorilla VI is pledged as security for the government guarantee.

Rowan financed $185.4 million of the cost of Rowan Gorilla VII through a floating-rate bank loan guaranteed by MARAD under its Title XI Program. Currently, the Company must fix the rate on all outstanding principal amounts by December 10, 2003, but has approached MARAD about extending the floating-rate period. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Rowan Gorilla VII is pledged as security for the government guarantee. At December 31, 2002, outstanding borrowings bore interest of 1.76%.

In May 2001, Rowan obtained financing for up to $187.3 million of the cost of designing and constructing the Bob Palmer through an 18-year bank loan guaranteed by MARAD under its Title XI program. The Company obtains reimbursements for expenditures based upon actual construction progress and outstanding borrowings initially bear interest at .25% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on or before January 15, 2008. Interest is payable semi-annually on each January 15 and July 15 and the principal will be repaid in semi-annual installments commencing January 15, 2004. The Bob Palmer is pledged as security for the government guarantee. At December 31, 2002, Rowan had borrowed about $147.9 million, which bore interest of 1.71%.

Rowan has received a commitment for Title XI, government-guaranteed financing for up to 87.5% of the cost of the first two Tarzan class rigs under terms and conditions similar to those in effect for the Bob Palmer.

Rowan's $7.3 million of Series III Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004.

Rowan's $4.8 million of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008.

Rowan's $4.7 million of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009, as follows: $3.5 million through April 21, 2003 and $4.7 million on or after April 22, 2003.

Rowan's $9.6 million of Series C Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010, as follows: $4.8 million through April 26, 2003, $7.2 million on or after April 27, 2003 and $9.6 million on or after April 27, 2004.



                                                                 Rowan 2002 | 30

Rowan's $9.6 million of Series D Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $32.00 per share for each $1,000 principal amount of debenture through April 26, 2011, as follows: $2.4 million through April 25, 2003, $4.8 million on or after April 26, 2003, $7.2 million on or after April 26, 2004 and $9.6 million on or after April 26, 2005.

Rowan's $1.2 million of Series E Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2002 are ultimately convertible into common stock at the rate of $13.12 per share for each $1,000 principal amount of debenture through September 20, 2011, as follows: $298,000 through September
19, 2003, $596,000 on or after September 20, 2003, $895,000 on or after
September 20, 2004 and $1.2 million on or after September 20, 2005.

All of the Company's outstanding subordinated convertible debentures were originally issued in exchange for promissory notes containing provisions for setoff, protecting Rowan against any credit risk. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding Rowan's convertible debenture incentive plans.

During 2001, Rowan repaid the $3 million of unsecured 7.5% promissory notes originally issued in January 2000 in connection with the Ellis Williams acquisition.

During February 2000, using proceeds from the sale of common stock, Rowan repaid the $110 million outstanding under its $155 million bank revolving credit facility, which was scheduled to mature in October 2000, and immediately canceled the credit facility.

Interest payments exceeded interest capitalized by $16.1 million in 2002, $14.5 million in 2001 and $10.9 million in 2000.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity and limit the amount of long-term debt, and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. Rowan believes it was in compliance with each of its debt covenants at December 31, 2002. See Note 5 for further information.

3. STOCKHOLDERS' EQUITY

Rowan's 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 14 million shares of the Company's common stock. At December 31, 2002, options for 10,209,440 shares had been granted under the plan at an average exercise price of $9.21 per share and 459 active, key employees had been granted options. Options become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant.

Rowan's 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of Rowan's common stock. At December 31, 2002, 125,000 shares had been granted under the plan at an average exercise price of $24.03 per share. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

Stock option activity for the last three years was as follows:

                                                  WEIGHTED
                                                  AVERAGE
                                   NUMBER OF      EXERCISE
                                    OPTIONS        PRICE
                                   ----------    ----------
Outstanding at January 1, 2000      3,202,750          9.77
  Granted                             901,800         18.51
  Exercised                          (688,725)         8.19
  Forfeited                           (51,825)        11.33
                                   ----------    ----------
Outstanding at December 31, 2000    3,364,000         12.41
  Granted                           2,082,396         19.33
  Exercised                          (551,800)         6.83
  Forfeited                           (37,840)        15.49
                                   ----------    ----------
Outstanding at December 31, 2001    4,856,756         15.99
  Granted                             254,544         15.21
  Exercised                          (305,989)         9.00
  Forfeited                           (43,414)        15.54
                                   ----------    ----------
Outstanding at December 31, 2002    4,761,897    $    16.40
                                   ==========    ==========
Exercisable at December 31, 2000    1,339,050    $    10.52
                                   ----------    ----------
Exercisable at December 31, 2001    1,570,200    $    13.44
                                   ----------    ----------
Exercisable at December 31, 2002    2,382,386    $    15.44
                                   ==========    ==========



                                                                 Rowan 2002 | 31

The following table summarizes information about stock options outstanding at December 31, 2002.

                                     WEIGHTED      WEIGHTED
                                     AVERAGE        AVERAGE
EXERCISE             NUMBER OF       EXERCISE      REMAINING
PRICE                 OPTIONS         PRICE       LIFE (YEARS)
--------            ------------   ------------   ------------
Outstanding:
$ 1.00                   103,925   $       1.00            1.8
$ 4.06 to $ 9.81         772,650           5.82            5.4
$13.12 to $15.25       1,190,612          13.40            8.0
$17.47 to $19.75       1,495,450          18.88            6.5
$22.00 to $32.00       1,199,260          24.43            8.0
                    ------------   ------------   ------------
                       4,761,897   $      16.40            6.9
                    ============   ============   ============

Exercisable:
$ 1.00                   103,925   $       1.00
$ 4.06 to $ 9.81         570,150           6.45
$13.12 to $15.25         378,265          14.00
$17.47 to $ 19.75        978,650          19.19
$22.00 to $32.00         351,396          25.39
                    ------------   ------------
                       2,382,386   $      15.44
                    ============   ============

The weighted average per-share fair values at date of grant for options granted during 2002, 2001 and 2000 were estimated to be $11.96, $11.60 and $14.77, respectively.

Rowan uses the intrinsic value method of accounting for stock-based employee compensation, whereby the cost of each option is measured as the difference between the market price per share and the option price per share on the date of grant, pursuant to Accounting Principles Board Opinion No. 25. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. Rowan estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which provides an alternative method for measuring compensation cost based upon estimated fair values, would have reduced reported amounts of net income and net income per share, as follows:

                                   2002          2001          2000
                                ----------    ----------    ----------
Net income, as reported         $   86,278    $   76,998    $   70,213
Stock-based compensation,
  net of related tax effects:
  As recorded under APB 25           4,661         4,976         4,285
  Pro forma under SFAS 123          (8,250)       (8,340)       (6,499)
                                ----------    ----------    ----------
Pro forma net income            $   82,689    $   73,634    $   67,999
                                ==========    ==========    ==========
Net income per basic share:
  As reported                   $      .92    $      .82    $      .76
  Pro forma                            .88           .78           .73
Net income per diluted share:
  As reported                          .90           .80           .74
  Pro forma                            .87           .77           .72
                                ==========    ==========    ==========

The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following weighted average assumptions:


                            2002        2001        2000
                          --------    --------    --------
Expected life in years         3.3         3.2         3.0
Risk-free interest rate        2.1%        3.3%        5.3%
Expected volatility           54.8%       55.5%       55.9%
                          ========    ========    ========

The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, as amended, provides for the issuance to key employees of up to $35 million in floating-rate subordinated convertible debentures. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2002, all $4.8 million principal amount of Series A debentures issued in 1998, all $9.6 million principal amount of Series C debentures issued in 2000, all $9.6 million principal amount of Series D debentures issued in 2001 and all $1.2 million principal amount of Series E debentures issued in 2001 were outstanding. Of the $4.8 million principal amount of Series B debentures issued in 1999, $4.7 million was outstanding at December 31, 2002. The outstanding Series A, B, C, D and E debentures are collectively convertible into 1,223,763 shares of Rowan's common stock.

Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating-rate subordinated convertible debentures totaling $19.9 million were issued by the Company. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2002, all $9.6 million of Series I and Series II debentures, issued in 1986 and 1987, had been converted into an aggregate 1,391,304 shares of Rowan's common stock. Of the $10.3 million principal amount of Series III debentures issued in 1994, $7.3 million was outstanding at December 31, 2002 and is ultimately convertible into 1,081,483 shares of Rowan's common stock.

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



                                                                 Rowan 2002 | 32

During February and March 2000, Rowan sold 10.3 million shares of its common stock, consisting of approximately 5.8 million shares of treasury stock and 4.5 million newly issued shares. Net proceeds from the sale were $246.7 million after deducting the underwriting commission of $5.2 million and direct offering costs of $517,000.

4. OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

                                   DECEMBER 31,
                             -----------------------
                                2002         2001
                             ----------   ----------
Deferred revenues            $    4,518   $   87,962
Accrued liabilities:
  Income taxes                       17           39
  Compensation and related
    employee costs               24,046       25,075
  Interest                        7,453        7,642
  Taxes and other                 7,483        9,415
                             ----------   ----------
Total                        $   43,517   $  130,133
                             ==========   ==========

At December 31, 2001, deferred revenues included $88.6 million received in November 2001 (net of outstanding receivables, plus investment earnings) in connection with the Gorilla V contract dispute as the English Court judgement was being contested. On March 14, 2002, a settlement agreement was reached among the parties, whereby all litigation involving this matter was dropped and Rowan received an additional $84.2 million. In total, Rowan received $175 million in connection with the Gorilla V contract dispute and such amount is shown, net of final legal costs and expenses, as Other Income on the Consolidated Statement of Operations for the Year Ended December 31, 2002.

5. RESTRICTIONS ON RETAINED EARNINGS

Rowan's Title XI debt agreements contain financial covenants that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $334 million of retained earnings available for distribution at December 31, 2002. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

6. BENEFIT PLANS

Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides certain health care and life insurance benefits for retired drilling and aviation employees.

Changes in plan assets and obligations during 2002 and 2001 and the funded status of the plans at December 31, 2002 and 2001 were as follows (in thousands):

                           PENSION BENEFITS             OTHER BENEFITS
                       ------------------------    ------------------------
                          2002          2001          2002          2001
                       ----------    ----------    ----------    ----------
BENEFIT OBLIGATIONS:
  Balance,
    January 1          $  224,302    $  195,610    $   52,529    $   39,147
  Service cost              9,218         7,290         1,903         1,578
  Interest cost            16,647        15,170         3,653         2,983
  Plan changes                              433
  Actuarial loss           48,295        14,005         5,241        10,743
  Benefits paid            (9,114)       (8,206)       (1,666)       (1,922)
                       ----------    ----------    ----------    ----------
  Balance,
    December 31           289,348       224,302        61,660        52,529
                       ----------    ----------    ----------    ----------
PLAN ASSETS:
  Fair value,
    January 1             170,740       180,128
  Actual return           (11,023)      (17,822)
  Employer
    contributions           7,600        16,640
  Benefits paid            (9,114)       (8,206)
                       ----------    ----------    ----------    ----------
  Fair value,
    December 31           158,203       170,740
                       ----------    ----------    ----------    ----------
Funded status            (131,145)      (53,562)      (61,660)      (52,529)
Unrecognized
  amounts:
  Actuarial loss          123,658        46,455        20,816        16,204
  Transition
    obligation                                          7,565         8,321
  Prior service cost        1,002         1,126        (3,505)       (3,818)
                       ----------    ----------    ----------    ----------
Net liabilities
  recognized               (6,485)       (5,981)      (36,784)      (31,822)
Additional
  minimum
  liability               (84,605)      (20,209)
                       ----------    ----------    ----------    ----------
Net benefit
  liabilities          $  (91,090)   $  (26,190)   $  (36,784)   $  (31,822)
                       ==========    ==========    ==========    ==========

The additional minimum pension liability shown above reflects actuarially-determined unfunded accumulated pension benefit obligations at each year end, and is included in the Company's Consolidated Balance Sheet, as follows (in thousands):

                                           DECEMBER 31,
                                       -------------------
                                         2002       2001
                                       --------   --------
Goodwill and other assets              $  1,002   $  1,126
Accumulated other comprehensive loss     83,603     19,083
                                       --------   --------
Other liabilities                      $ 84,605   $ 20,209
                                       ========   ========



                                                                 Rowan 2002 | 33

The plans' assets consist primarily of equity securities and U.S. Treasury bonds and notes and, at December 31, 2002, included 1,630,000 shares of Rowan's common stock at an average cost of $5.49 per share. At December 31, 2002, $8.8 million of the plans' assets were invested in a dedicated bond fund. The plans had a basis in these assets of $6.0 million yielding approximately 3.67% to maturity.

Net periodic pension cost included the following components (in thousands):


                                      YEAR ENDED DECEMBER 31,
                                 --------------------------------
                                   2002        2001        2000
                                 --------    --------    --------
Service cost                     $  9,218    $  7,290    $  6,451
Interest cost                      16,647      15,170      13,895
Expected return on plan assets    (18,522)    (17,374)    (16,362)
Recognized actuarial loss             636
Amortization of
  prior service cost                  124         100         162
                                 --------    --------    --------
Total                            $  8,103    $  5,186    $  4,146
                                 ========    ========    ========

Other benefits cost included the following components (in thousands):

                                YEAR ENDED DECEMBER 31,
                            --------------------------------
                              2002        2001        2000
                            --------    --------    --------
Service cost                $  1,903    $  1,578    $  1,313
Interest cost                  3,653       2,983       2,788
Recognized actuarial loss        630         161         182
Amortization:
  Transition obligation          756         756         756
  Prior service cost            (313)       (312)       (312)
                            --------    --------    --------
Total                       $  6,629    $  5,166    $  4,727
                            ========    ========    ========

Assumptions used in actuarial calculations were as follows:

                                   2002        2001        2000
                                 --------    --------    --------
Discount rate                        6.50%       7.25%       7.75%
Expected return on plan assets        9.0%        9.5%        9.5%
Rate of compensation increase         4.0%        4.0%        4.0%
                                 ========    ========    ========

Rowan sponsors pension restoration plans to supplement the benefits for certain key executives that would otherwise be limited by section 415 of the Internal Revenue Code. The plans are unfunded and had projected benefit obligations at December 31, 2002 and 2001 of $8.6 million and $7.0 million, respectively. The net pension liabilities included in Rowan's Consolidated Balance Sheet were $8.2 million at December 31, 2002 and $6.4 million at December 31, 2001, including minimum liability adjustments of $1,704,000 and $667,000, respectively. The minimum liability adjustments resulted in other comprehensive losses of $1,111,000 and $209,000 in 2002 and 2001, respectively. Net pension cost was $768,000 in 2002, $869,000 in 2001 and $778,000 in 2000.

The assumed increase in per capita health care costs ranged from 9% in 2002 to 5% in 2010 and thereafter. A one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):


                                 1-PERCENTAGE-
                                 POINT CHANGE
                              -------------------
                              INCREASE   DECREASE
                              --------   --------
Increase (decrease) in:
  Service and interest cost   $    795   $   (658)
  Postretirement benefit
    obligation                   7,828     (6,603)
                              ========   ========

Rowan also sponsors defined contribution 401(k) plans covering substantially all employees. Rowan contributed to the plans about $3.4 million in 2002, $3.1 million in 2001 and $2.9 million in 2000.

7. INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                 YEAR ENDED DECEMBER 31,
                            --------------------------------
                              2002        2001        2000
                            --------    --------    --------
Current:
  Federal                   $ (6,863)   $   (871)   $ 11,326
  Foreign                         86          81         831
  State                           66         103         311
                            --------    --------    --------
  Total current provision     (6,711)       (687)     12,468
Deferred                      53,252      43,896      28,182
                            --------    --------    --------
Total                       $ 46,541    $ 43,209    $ 40,650
                            ========    ========    ========

Rowan's provision for income taxes differs from that determined simply by applying the federal income tax rate (statutory rate) to income before income taxes, as follows (in thousands):

                                       YEAR ENDED DECEMBER 31,
                                  ---------------------------------
                                    2002         2001        2000
                                  --------     --------    --------
Statutory rate                          35%          35%         35%
Tax at statutory rate             $ 46,487     $ 42,072    $ 38,802
Increase (decrease) due to:
  Foreign companies' operations        668          228         680
  Other - net                         (614)         909       1,168
                                  --------     --------    --------
Total provision                   $ 46,541     $ 43,209    $ 40,650
                                  ========     ========    ========



                                                                 Rowan 2002 | 34

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2002 and 2001, were as follows (in thousands):

                                               DECEMBER 31,
                            --------------------------------------------------
                                     2002                       2001
                            -----------------------    -----------------------
                                            NON-                       NON-
                             CURRENT      CURRENT       CURRENT      CURRENT
                            ----------   ----------    ----------   ----------
Deferred tax assets:
  Accrued employee
    benefit plan
    costs                   $    2,887   $   41,629    $      420   $   19,694
  Alternative
    minimum tax                  5,042                      1,142
  Other                          2,926        9,024         1,555        4,454
                            ----------   ----------    ----------   ----------
                                10,855       50,653         3,117       24,148
                            ----------   ----------    ----------   ----------
Deferred tax liabilities:
  Property, plant and
    equipment                               208,478                    148,729
  Other                                       8,235                      3,371
                            ----------   ----------    ----------   ----------
                                            216,713                    152,100
                            ----------   ----------    ----------   ----------
Deferred tax asset
  (liability) - net         $   10,855   $ (166,060)   $    3,117   $ (127,952)
                            ==========   ==========    ==========   ==========

Rowan did not deem necessary a valuation allowance against deferred tax assets at December 31, 2002 and 2001.

Undistributed earnings of Rowan's foreign subsidiaries were estimated to be $53.6 million at December 31, 2002. Deferred income taxes have not been provided on undistributed foreign earnings because such earnings are considered permanently invested abroad. Determination of the deferred tax liability that would result upon repatriation of the Company's undistributed foreign earnings is not practicable.

Income (loss) before income taxes consisted of $136.5 million, $106.7 million and $100.1 million of domestic earnings, and $(3.7) million, $13.5 million and $10.8 million of foreign earnings (losses) in 2002, 2001 and 2000, respectively.

Income tax payments exceeded refunds by $12.8 million in 2002, $16.7 million in 2001 and $4.3 million in 2000.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2002, the carrying amounts of Rowan's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 2002 as such instruments bear short-term, market-based interest rates. The fair value of Rowan's fixed-rate debt at December 31, 2002 was estimated to be approximately $267 million, or a $30 million premium to carrying value, based upon quoted market prices for similar issues.

9. COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, Rowan sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine, and leased each rig back under operating leases with initial lease periods that expired in September and December 2000, respectively. Each sale resulted in a gain that was recognized over the initial lease period. Rowan exercised its option to extend each lease for a period of seven and one-half years, with lease amounts equal to half of the weighted average lease payments made during the basic lease periods and payable semiannually.

Rowan has operating leases covering six anchor-handling, towing and supply
(AHTS) boats deployed in support of its Gulf of Mexico drilling business. The five-year lease agreements contain purchase options and expire during 2004 and 2005.

Rowan has other operating leases covering aircraft hangars, offices and computer equipment. Net rental expense under all operating leases was $51.5 million in 2002, $56.0 million in 2001 and $40.7 million in 2000.

At December 31, 2002, the future minimum payments to be made under noncancelable operating leases were (in thousands):


2003                   $ 41,445
2004                     37,959
2005                     20,573
2006                     10,535
2007                     10,335
Later years               5,740
                       --------
Total                  $126,587
                       ========

Rowan has ongoing environmental responsibilities related primarily to its manufacturing operations and facilities. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs.

The Company is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. Rowan believes that there are no known contingencies, claims or lawsuits, including matters arising from the loss of the Rowan-Houston, that will have a material adverse effect on its financial position, results of operations or cash flows.

Rowan estimates 2003 capital expenditures will be between $220 million and $230 million, including $130-140 million toward construction of the offshore rig Bob Palmer (formerly Gorilla VIII) and the first two Tarzan class jack-ups.



                                                                 Rowan 2002 | 35

10. SEGMENTS OF BUSINESS

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

Rowan's total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

                                    DECEMBER 31,
                       ------------------------------------
                          2002         2001         2000
                       ----------   ----------   ----------
Consolidated assets:
  Drilling             $1,642,320   $1,567,137   $1,327,392
  Manufacturing           249,562      217,169      206,456
  Aviation                162,622      154,649      144,578
                       ----------   ----------   ----------
Total                  $2,054,504   $1,938,955   $1,678,426
                       ==========   ==========   ==========
Property, plant and
  equipment - net:
  Domestic             $1,094,053   $1,181,960   $  942,077
  Eastern Canada          212,033      218,831      224,721
  North Sea               259,887       16,327       14,178
  Other foreign             1,171        1,725        1,804
                       ----------   ----------   ----------
Total                  $1,567,144   $1,418,843   $1,182,780
                       ==========   ==========   ==========

At December 31, 2002, 39 drilling rigs, including 21 offshore rigs, were located in domestic areas and two offshore rigs were located in foreign areas.

Information regarding revenues and profitability by operating segment is as follows (in thousands):

                                   YEAR ENDED DECEMBER 31,
                            -------------------------------------
                               2002          2001         2000
                            ----------    ----------   ----------
Revenues:
  Drilling services         $  357,244    $  486,291   $  418,948
  Manufacturing sales
    and services               118,120       102,150      103,465
  Aviation services            141,894       142,623      123,546
                            ----------    ----------   ----------
Consolidated                $  617,258    $  731,064   $  645,959
                            ==========    ==========   ==========
Operating profit (loss)*:
  Drilling services         $   (2,452)   $  136,409   $  124,020
  Manufacturing sales
    and services                   837         5,686        7,602
  Aviation services             13,808        10,206        4,020
                            ----------    ----------   ----------
Consolidated                $   12,193    $  152,301   $  135,642
                            ==========    ==========   ==========

* Income (loss) from operations before deducting general and administrative expenses

Excluded from the preceding table are the effects of transactions between segments. During 2002, 2001 and 2000, Rowan's manufacturing division provided approximately $112.9 million, $118.1 million and $103.9 million, respectively, of products and services to the drilling division and Rowan's aviation division provided approximately $2.2 million, $1.4 million and $1.3 million, respectively, of flight services to the drilling division.

Foreign-source revenues were as follows (in thousands):

                            YEAR ENDED DECEMBER 31,
                        ------------------------------
                          2002       2001       2000
                        --------   --------   --------
Drilling services:
  Eastern Canada        $ 19,635   $ 44,296   $ 74,327
  North Sea               16,265        287      8,573
Manufacturing sales
   and services            2,280      2,798      1,612
Aviation services          2,082      2,483      2,665
                        --------   --------   --------
Total                   $ 40,262   $ 49,864   $ 87,177
                        ========   ========   ========

Rowan had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from one customer during each of 2002 (13%), 2001 (14%) and 2000 (11%).



                                                                 Rowan 2002 | 36

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

Certain other financial information for each of Rowan's principal operating segments is summarized as follows (in thousands):

                              YEAR ENDED DECEMBER 31,
                           ------------------------------
                             2002       2001       2000
                           --------   --------   --------
Depreciation and
  amortization:
  Drilling                 $ 54,850   $ 46,462   $ 38,313
  Manufacturing               7,441      7,772      7,401
  Aviation                   15,800     14,265     13,151
Capital expenditures:
  Drilling                  205,628    270,341    185,321
  Manufacturing              14,839     10,048     17,099
  Aviation                   22,429     24,791     20,662
Repairs and maintenance:
  Drilling                   43,773     47,035     38,562
  Manufacturing              10,503     10,155      9,231
  Aviation                   19,758     22,558     22,311
Goodwill:
  Drilling                    1,493      1,493      1,723
  Manufacturing              12,356      6,150      6,491
                           ========   ========   ========

11. RELATED PARTY TRANSACTIONS

A Rowan director who joined the Board in April 2001 also serves as a Managing Director for a financial institution to which the Company paid interest and lending fees totaling $0.7 million in 2002 and $6.4 million in 2001. Transactions with this lender were on terms and conditions, and involved interest rates and fees, then prevailing in the market. Transactions between Rowan and this lender were reviewed and ratified by the Company's Board of Directors.

A Rowan director also served as Vice President for one of the Company's drilling customers through May 2002. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by Rowan in connection with third-party contracts for similar rigs. Because of the aforementioned relationships, the contracts between Rowan and this customer were reviewed and ratified by the Company's Board of Directors. Related revenues were approximately $5.1 million in 2001 and $2.9 million in 2000.

A Rowan director also serves as a consultant for an investment banking firm to which the Company paid $5.2 million in commissions in connection with its 10.3 million share common stock offering in 2000, at which time he was a Managing Director. Both the common stock offering and the underwriting agreement were approved by the Company's Board of Directors.



                                                                 Rowan 2002 | 37