Form 10-K, Exhibit 13
period 2003-12-31
ROWAN COMPANIES INC
filed 2004-03-12
CIK 85408

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

                            TEN-YEAR FINANCIAL REVIEW

                              ROWAN COMPANIES, INC.

(In thousands except per share amounts and ratios)             2003             2002              2001
--------------------------------------------------             ----             ----              ----
OPERATIONS
Revenues:
     Drilling services                                    $     421,412     $     357,244     $     486,291
     Manufacturing sales and services                           133,186           118,120           102,150
     Aviation services                                          124,490           141,894           142,623
                                                          -------------     -------------     -------------
        Total                                                   679,088           617,258           731,064
                                                          -------------     -------------     -------------
Costs and expenses:
     Drilling services                                          330,124           304,846           303,420
     Manufacturing sales and services                           122,229           109,842            88,691
     Aviation services                                          112,391           112,286           118,153
     Depreciation and amortization                               86,851            78,091            68,499
     General and administrative                                  25,357            25,140            27,670
                                                          -------------     -------------     -------------
        Total                                                   676,952           630,205           606,433
                                                          -------------     -------------     -------------
Income (loss) from operations                                     2,136           (12,947)          124,631
                                                          -------------     -------------     -------------
Other income (expense):
     Net proceeds from Gorilla V settlement                                       157,125(1)
     Interest expense                                           (20,027)          (20,645)          (24,240)
     Less interest capitalized                                    4,142             4,722            11,170
     Interest income                                              1,124             4,106             8,382
     Other - net                                                    673               458               264
                                                          -------------     -------------     -------------
        Other income (expense) - net                            (14,088)          145,766            (4,424)
                                                          -------------     -------------     -------------
Income (loss) before income taxes                               (11,952)          132,819           120,207
     Provision (credit) for income taxes                         (4,178)           46,541            43,209
                                                          -------------     -------------     -------------
Income (loss) before extraordinary charges                       (7,774)           86,278            76,998
     Extraordinary charges from redemption of debt
                                                          -------------     -------------     -------------
Net income (loss)                                         $      (7,774)    $      86,278(1)  $      76,998
                                                          -------------     -------------     -------------
Per share of common stock:
     Net income (loss):
        Basic:
          Income (loss) before extraordinary charges      $        (.08)    $         .92     $         .82

          Extraordinary charges from redemption of debt
                                                          -------------     -------------     -------------
          Net income (loss)                               $        (.08)    $         .92     $         .82
                                                          -------------     -------------     -------------
        Diluted:
          Income (loss) before extraordinary charges      $        (.08)    $         .90     $         .80

          Extraordinary charges from redemption of debt
                                                          -------------     -------------     -------------
          Net income (loss)                               $        (.08)    $         .90(1)  $         .80
                                                          -------------     -------------     -------------
     Cash dividends                                       $           -     $         .25     $           -
                                                          -------------     -------------     -------------
FINANCIAL POSITION
Working capital                                           $     293,859     $     353,927     $     305,188
                                                          -------------     -------------     -------------
Property, plant and equipment - at cost:
     Drilling equipment                                       2,133,365         1,922,341         1,634,370
     Aircraft and related equipment                             265,165           264,212           255,600
     Manufacturing plant and equipment                          138,803           120,705           104,018
     Construction in progress                                   135,707           199,352           327,032
     Other property and equipment                               162,010           155,815           140,706
                                                          -------------     -------------     -------------
        Total                                                 2,835,050         2,662,425         2,461,726
                                                          -------------     -------------     -------------
Property, plant and equipment - net                           1,728,219         1,567,144         1,418,843
Total assets                                                  2,190,809         2,054,504         1,938,955
Capital expenditures                                            250,463           242,896           305,180
Long-term debt                                                  569,067           512,844           438,484
Common stockholders' equity                                   1,136,830         1,131,777         1,108,087
                                                          -------------     -------------     -------------
STATISTICAL INFORMATION
Current ratio                                                      2.95              4.05              2.51
Long-term debt/total capitalization                                 .33               .31               .28
Book value per share of common stock                      $       12.08     $       12.09     $       11.84
Price range of common stock                               $ 17.70-26.72     $ 15.89-26.84     $ 11.10-33.89
                                                          =============     =============     =============

(1)      Excluding the Gorilla V settlement, net income (loss) and net income
         (loss) per diluted share would have been approximately $(16) million and $(.17), respectively.

(2) Amounts reflect advances of $110 million outstanding under the Company's $155 million revolving credit facility expiring in October 2000. The Company repaid such advances during February 2000 from the $247 million net proceeds from a stock offering and cancelled the facility. Giving effect to these transactions at December 31,1999,the Company's Working capital and Current ratio would have been $370 million and 5.00,respectively.

                           TEN-YEAR FINANCIAL REVIEW

                              ROWAN COMPANIES, INC.

    2000              1999            1998             1997             1996              1995            1994
    ----              ----            ----             ----             ----              ----            ----
$     418,948     $    260,939    $    431,664    $      434,004    $      316,123    $    250,080    $    245,917
      103,465           95,545         158,913           154,852           143,768         133,755          96,664
      123,546          104,078         115,773           106,396           111,269          87,462          95,578
-------------     ------------    ------------    --------------    --------------    ------------    ------------
      645,959          460,562         706,350           695,252           571,160         471,297         438,159
-------------     ------------    ------------    --------------    --------------    ------------    ------------

      256,615          213,356         218,372           217,514           202,394         203,415         207,306
       88,463           88,430         134,535           134,324           131,693         120,328          86,883
      106,374           93,806          98,037            95,368            91,570          77,964          79,381
       58,865           54,699          49,703            47,078            47,882          50,555          50,790
       24,072           18,399          18,366            16,971            16,591          14,692          13,862
-------------     ------------    ------------    --------------    --------------    ------------    ------------
      534,389          468,690         519,013           511,255           490,130         466,954         438,222
-------------     ------------    ------------    --------------    --------------    ------------    ------------
      111,570           (8,128)        187,337           183,997            81,030           4,343             (63)
-------------     ------------    ------------    --------------    --------------    ------------    ------------

      (25,652)         (22,755)        (17,500)          (26,208)          (27,547)        (27,702)        (27,530)
       13,510           11,238          16,264             9,966             2,516
       10,948            4,583           7,205             5,190             4,157           5,209           4,813
          487              526             395               343               374             468             260
-------------     ------------    ------------    --------------    --------------    ------------    ------------
         (707)          (6,408)          6,364           (10,709)          (20,500)        (22,025)        (22,457)
-------------     ------------    ------------    --------------    --------------    ------------    ------------
      110,863          (14,536)        193,701           173,288            60,530         (17,682)        (22,520)
       40,650           (4,870)         69,241            16,863              (808)            754             469
-------------     ------------    ------------    --------------    --------------    ------------    ------------
       70,213           (9,666)        124,460           156,425            61,338         (18,436)        (22,989)
                                                           9,766
-------------     ------------    ------------    --------------    --------------    ------------    ------------
$      70,213     $     (9,666)   $    124,460    $      146,659    $       61,338    $    (18,436)   $    (22,989)
-------------     ------------    ------------    --------------    --------------    ------------    ------------

$         .76     $       (.12)   $       1.45    $         1.82    $          .72    $       (.22)   $       (.27)
                                                  $          .12
-------------     ------------    ------------    --------------    --------------    ------------    ------------
$         .76     $       (.12)   $       1.45    $         1.70    $          .72    $       (.22)   $       (.27)
-------------     ------------    ------------    --------------    --------------    ------------    ------------

$         .74     $       (.12)   $       1.43    $         1.76    $          .70    $       (.22)   $       (.27)
                                                  $          .11
-------------     ------------    ------------    --------------    --------------    ------------    ------------
$         .74     $       (.12)   $       1.43    $         1.65    $          .70    $       (.22)   $       (.27)
-------------     ------------    ------------    --------------    --------------    ------------    ------------
$           -     $          -    $          -    $            -    $            -    $          -    $          -
-------------     ------------    ------------    --------------    --------------    ------------    ------------

$     379,003     $    122,792(2) $    286,059    $      330,852    $      232,045    $    200,588    $    195,945
-------------     ------------    ------------    --------------    --------------    ------------    ------------

    1,553,849        1,268,704       1,238,361           965,292           954,249         944,021         961,391
      236,760          221,776         211,313           202,044           188,681         189,954         176,874
       94,077           83,835          75,949            60,902            37,377          25,037          18,955
      157,314          248,567         127,075           195,996            77,318
      121,997          113,008         108,353            94,476            94,517          91,089          86,883
-------------     ------------    ------------    --------------    --------------    ------------    ------------
    2,163,997        1,935,890       1,761,051         1,518,710         1,352,142       1,250,101       1,244,103
-------------     ------------    ------------    --------------    --------------    ------------    ------------
    1,182,780        1,025,739         877,197           677,160           546,200         487,039         506,121
    1,678,426        1,356,067       1,249,108         1,122,135           899,308         802,488         805,179
      223,082          204,689         247,747           180,066           117,947          33,881          43,377
      372,212          296,677         310,250           256,150           267,321         247,744         248,504
    1,052,757          723,724         729,996           653,098           496,219         429,155         442,347
-------------     ------------    ------------    --------------    --------------    ------------    ------------

         4.63             1.61(2)         4.59              5.06              3.72            3.75            4.39
          .26              .29             .30               .28               .35             .37             .36
$       11.17     $       8.69    $       8.77    $         7.53    $         5.80    $       5.06    $       5.25
$ 19.06-34.25     $ 8.50-21.69    $ 9.00-32.50    $  16.75-43.94    $   8.88-24.50    $ 5.38-10.00    $  5.75-9.25
=============     ============    ============    ==============    ==============    ============    ============

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

RESULTS OF OPERATIONS

The following analysis highlights Rowan's operating results for the years indicated (in millions):

                                         2003            2002            2001
                                         ----            ----            ----
Revenues:
   Drilling                           $    421.4      $    357.3      $    486.3
   Manufacturing                           133.2           118.1           102.2
   Aviation                                124.5           141.9           142.6
                                      ----------      ----------      ----------
     Total                            $    679.1      $    617.3      $    731.1
                                      ==========      ==========      ==========
Operating Expenses*:
   Drilling                           $    390.8      $    359.7      $    349.9
   Manufacturing                           130.9           117.3            96.5
   Aviation                                129.9           128.1           132.4
                                      ----------      ----------      ----------
     Total                            $    651.6      $    605.1      $    578.8
                                      ==========      ==========      ==========
Operating Profit (Loss)**:
   Drilling                           $     30.6      $     (2.4)     $    136.4
   Manufacturing                             2.3             0.8             5.7
   Aviation                                 (5.4)           13.8            10.2
                                      ----------      ----------      ----------
     Total                            $     27.5      $     12.2      $    152.3
                                      ==========      ==========      ==========
General & Administrative
   Expenses                           $     25.4      $     25.1      $     27.7
                                      ==========      ==========      ==========
Net Income (Loss)                     $     (7.8)     $     86.3      $     77.0
                                      ==========      ==========      ==========

* Including depreciation and amortization expense

**Revenues less operating expenses. Operating profit is income (loss) from operations before general and administrative expenses, many of which are incurred in support of all of Rowan's businesses and not allocable to specific segments.

As indicated in the preceding table, Rowan's results of operations are heavily dependent upon the performance of our drilling division, which comprises about 88% of our fixed assets and, over the past three years, has generated more than 60% of our revenues and more than 85% of our aggregate operating profit. The performance of each of our operating segments over the 2001-2003 period is discussed more fully below.

The settlement in March 2002 of the Gorilla V contract dispute yielded approximately $102 million of net income in 2002, improving upon what otherwise would have been a $16 million net loss. General and administrative expenses were higher in 2001 due primarily to legal costs associated with this matter. Such settlement is discussed more fully under Liquidity and Capital Resources, which follows the review of our operating results.

DRILLING OPERATIONS

Rowan's drilling operating results are generally a function of rig rates and activity in our principal operating areas: the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of expenditures by energy companies, which are heavily influenced by oil and natural gas prices and the availability of competitive equipment.

In recent years, Rowan's offshore drilling operations have been focused in the Gulf of Mexico, where 22 of our 24 offshore rigs are currently deployed. This market is extremely fragmented among many oil and gas companies, most of whom are independent operators whose drilling activities are often highly dependent upon near-term operating cash flows. A typical drilling assignment is for 30-45 days of exploration or development work, performed under a single-well contract containing negotiable renewal options. Thus, drilling activity and day rates in this market tend to fluctuate rather quickly and generally follow the trend in natural gas prices. Rowan generally avoids long-term, fixed-rate commitments - which are available only from the major integrated oil companies and a few of the larger independents - in order to maximize opportunities for day rate increases in the future.

The North Sea is a mature offshore drilling market that has long been dominated by major oil and gas companies operating within a relatively tight regulatory environment. Drilling assignments can range from several months to several years and project lead times are often lengthy. Thus, drilling activity and day rates move slowly in response to market conditions and generally follow trends in oil prices.

We have operated offshore eastern Canada to varying degrees since the early 1980s. In recent years, the market for harsh environment jack-ups in this area has been sporadic, with Rowan ranging from three rigs fully utilized in the area in mid-2000 to having only one rig approximately 60% utilized there over the past three years.

Rowan does not cold-stack its drilling rigs during slack periods as we believe the long-term costs of retraining personnel and restarting equipment outweighs any short-term savings. Thus, our drilling expenses do not typically fluctuate with rig activity, though they have increased in recent years as our drilling fleets have expanded. Rowan added to its offshore fleet the Super Gorilla XL class Bob Palmer in September 2003 and the Super Gorilla class Rowan Gorilla VII in early 2002. Four new land rigs were constructed over the 2001-2002 period and two existing land rigs were substantially rebuilt during 2003.

2003 compared to 2002

Rowan's drilling division generated a $33 million increase in operating profit in 2003 compared to 2002.

Drilling revenues increased by $64.1 million or 18% in 2003, due to the effects of increases in both drilling activity and average day rates, as follows (in millions):

Increase in drilling activity           $  35.7
Increase in drilling rates                 28.4

Natural gas prices remained fairly stable at or above $5.00 per mcf throughout 2003 and the size of the competitive Gulf of Mexico jack-up fleet declined by more than 10% during the year. Thus, our Gulf of Mexico fleet utilization was consistently strong in 2003 and, as a result, our average day rates in the area improved throughout the year.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

The following table summarizes average natural gas prices and Rowan's overall Gulf of Mexico fleet utilization and average day rates during 2003:

                         NATURAL          AVERAGE      AVERAGE
                        GAS (MCF)*      UTILIZATION    DAY RATE
                        ----------      -----------    --------
First quarter           $     5.92          90%        $ 34,700
Second quarter                5.74          93%          35,700
Third quarter                 4.89          93%          39,100
Fourth quarter                5.43          92%          42,400
Full year                     5.49          92%          38,100

* Source: New York Mercantile Exchange

We consider only revenue-producing days in computing rig utilization and average day rates. Our average Gulf of Mexico day rate in 2003 as shown in the preceding table was approximately 17% higher than our average for 2002. Our Gulf of Mexico fleet increased to 22 units in September 2003 with the commencement of operations by the Bob Palmer.

Oil prices were also fairly stable throughout 2003, at or above $30 per barrel, which helped influence an increase in rig demand in many foreign markets and the migration of many jack-ups from the Gulf of Mexico. However, market conditions in our principal foreign areas, the North Sea and offshore eastern Canada, did not improve measurably during the year.

After being idle for most of the first half of 2003, Gorilla VII began in June a contract to drill and produce wells in the UK sector of the North Sea. The rig was 100% utilized in the area throughout the remainder of the year. Rowan Gorilla V was only 58% utilized offshore eastern Canada during 2003.

Rowan's fleet of 18 deep-well land rigs was 74% utilized in 2003 and achieved an average day rate of $10,700 during the year, compared to 67% and $9,900 in 2002. The fleet includes four rigs constructed during the 2001-2002 period and nine rigs that have been substantially rebuilt in recent years, including two in 2003. Fifteen of our land rigs are actively marketed in Texas, Louisiana and Mississippi.

Our fleet of six anchor-handling, towing and supply (AHTS) vessels was 74% utilized in 2003, compared to 76% in 2002. Each vessel was obtained in 1999-2000 under five-year lease agreements that contain purchase options. The boats are fully-crewed by the lessor, but managed by Rowan to provide towing and supply services to our drilling operations. We also directly market the boats to third parties, with emphasis on their anchor-handling capabilities for deepwater semi-submersibles.

Drilling operating expenses were about $31.1 million or 9% higher in 2003 compared to 2002, due to the addition of the Bob Palmer, the continued expansion of our land rig operations and higher pension and insurance costs.

2002 compared to 2001

Rowan's drilling division suffered a $138.8 million decrease in operating profit
(loss) in 2002 compared to 2001.

Drilling revenues decreased by $129 million or 27% in 2002, as the effects of a significant decline in average day rates more than offset an increase in drilling activity, as follows (in millions):

Increase in drilling activity           $    37.1
Decrease in drilling rates                 (166.1)

During 2000 and 2001, natural gas prices were extremely volatile, increasing from around $2 per mcf to about $10 during 2000 and falling back to around $2 by the end of 2001. Gulf of Mexico jack-up demand followed a similar pattern, improving steadily throughout 2000 only to fall by nearly 50% during 2001. Gas prices improved rather steadily throughout 2002, finishing the year near $5 per mcf. Our Gulf of Mexico drilling operations, which continued to experience the effects of the 2000-2001 market volatility in early 2002, showed improvement over most of the second and third quarters, but leveled off during the fourth quarter and began weakening by year end. The following table summarizes average natural gas prices and Rowan's overall Gulf of Mexico fleet utilization and average day rates during 2002:

                         NATURAL       AVERAGE      AVERAGE
                        GAS (MCF)*   UTILIZATION    DAY RATE
                        ----------   -----------    --------
First quarter           $     2.49       83%        $ 29,400
Second quarter                3.42       95%          30,500
Third quarter                 3.20       95%          35,000
Fourth quarter                4.32       93%          35,600
Full year                     3.36       91%          32,700

* Source: New York Mercantile Exchange


Our Gulf of Mexico day rates finished 2002 only slightly higher than where they started the year, with our full year average as shown in the preceding table about 38% below our average for 2001. Our Gulf of Mexico fleet increased to 22 units with the addition, in February 2002, of Gorilla VII. It declined to 21 units following the loss in October of the Rowan-Houston during Hurricane Lili, which is discussed more fully under Liquidity and Capital Resources following the review of our operating results.

In March 2000, Rowan temporarily withdrew from the North Sea market, though we remained confident in its long-term viability, particularly for our Gorilla and Super Gorilla jack-ups. During 2001, we constructed a new area headquarters facility near Aberdeen, Scotland and drilling activity improved somewhat throughout that year. In anticipation of the continued strengthening of that market, we relocated the newly-constructed Gorilla VII to the North Sea in early 2002 and it was 76% utilized in the area over the last half of the year. Gorilla V was only 34% utilized offshore eastern Canada in 2002.

Drilling operating expenses were about $9.8 million or less than 3% higher in 2002 compared to 2001, due primarily to the addition of Gorilla VII.

Rowan's land rig fleet was 67% utilized in 2002 and achieved an average day rate of $9,900 during the year, compared to 72% and $13,400 in 2001. Our fleet of six AHTS boats was 76% utilized in 2002, compared to 90% in 2001.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

Outlook

With generally favorable oil and natural gas prices over the past two years, energy companies have and will likely continue to realize improved cash flows. Many are also struggling to offset declining production and the depletion of their reserve base. Recent royalty waivers on natural gas production from "deep shelf" wells in the shallow waters of the Gulf of Mexico should increase drilling activity there. As a result, we continue to believe that, ultimately, such cash flows will be reinvested in additional drilling projects, but are uncertain as to when this will occur.

The majority of our capital investments in recent years have been for new jack-up rigs. We designed these rigs to target emerging market niches, such as simultaneous drilling and production in harsh environments as is currently being performed by Gorilla VII and more efficient deep shelf drilling offered by the Tarzan Class rigs. Such investments have yet to consistently provide the returns that we originally envisioned, but we remain optimistic that they will do so in the future.

Though near-term drilling demand is uncertain, we remain confident in the long-term potential of the harsh environment jack-up markets in the North Sea and offshore eastern Canada. We are optimistic that recent regulatory and tax changes in the United Kingdom will increase participation in that market by independent operators, which should increase rig demand.

In recent months, we have seen an increase in bid activity in many other foreign locations, especially in areas with perceived liquefied natural gas (LNG) potential such as Trinidad and Qatar. We are aggressively pursuing contracts where we see an opportunity to maximize the contribution of our Super Gorilla class and other offshore rigs and measurably improve our operating results.

Worldwide rig demand is inherently volatile and generally varies from one market to the next, as does the supply of competitive equipment. Exploration and development expenditures on the part of energy companies are affected by many factors beyond oil and natural gas price levels and trends, such as political and regulatory policies, seasonal weather patterns, lease expirations, mergers and acquisitions and new oil and gas discoveries. The outlook for most worldwide drilling markets appears to be stable or improving. However, the volatility inherent in the drilling business prevents us from being able to accurately predict whether existing market conditions will continue beyond the near term or whether any expected improvements will materialize. In response to fluctuating market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when we believe such moves are economically justified over the longer term. Currently, Rowan's drilling operations are unprofitable and they will be adversely affected should market conditions deteriorate.

MANUFACTURING OPERATIONS

We have manufacturing facilities in Longview, Texas, Vicksburg, Mississippi and Houston, Texas that produce mining and timber equipment, alloy steel and steel plate and various drilling rig components. Through the acquisition of The Ellis Williams Company, now LEWCO, we expanded our drilling products group in 2000 to include the production of oilfield mud pumps. In early 2002, we acquired, for approximately $8 million of our common stock, net assets of two companies that collectively manufacture variable speed AC motors and variable frequency drive systems and consoles for marine boats and lay barges, the oil and gas drilling industry and the mining and dredging industries.

Rowan's manufacturing division has continued to generate operating profits while leading the effort to expand and upgrade our drilling fleets. During 2003, our manufacturing division delivered the Bob Palmer, achieved significant construction progress on the first two Tarzan Class jack-ups and provided key components for the rebuilding of two land rigs.

2003 compared to 2002

Our manufacturing division achieved a $15.1 million or 13% increase in revenues in 2003 compared to 2002 which, after a $13.6 million or 12% increase in operating expenses, yielded a $1.5 million increase or near-tripling of operating profit between periods.

The equipment group generated a $14.8 million or 25% increase in revenues in 2003. New equipment sales increased by 22% between periods as the group shipped 14 new loaders and stackers during 2003, compared to 12 units in 2002. Parts sales improved by 9% in 2003.

The steel group suffered a $1.4 million or 7% decrease in revenues in 2003 on a 1% decrease in external steel shipments.

The drilling products group increased outside sales of rig components, parts and fabrication services by $1.6 million or 4% in 2003. The group shipped 15 pumps to outside customers during 2003, up from 11 pumps in 2002.

Our 2003 manufacturing operations exclude approximately $136 million of products and services provided to Rowan's drilling division during the year, most of which was attributable to construction progress on the Bob Palmer and the Scooter Yeargain. The drilling products group completed and delivered the Bob Palmer during August 2003.

2002 compared to 2001

Our manufacturing division achieved a $15.9 million or 16% increase in revenues in 2002 compared to 2001 which, after a $20.8 million or 22% increase in operating expenses, yielded a $4.9 million or 86% decline in operating profit between periods.

The equipment group experienced an $8.3 million or 12% decrease in revenues in 2002, as the effects of unfavorable commodities prices and mining company mergers contributed to a $7.3 million or 18% decrease in parts sales between periods. The group shipped 12 new loaders and stackers during 2002, compared to 11 units in 2001.

The steel group achieved a $2.4 million or 15% increase in revenues in 2002 on an 18% increase in external steel shipments.

The drilling products group increased outside sales of rig components, parts and fabrication services by $21.8 million or 119% in 2002. The group shipped 11 pumps to outside customers during 2002, down from 23 pumps in 2001.

Our 2002 manufacturing operations exclude approximately $113 million of products and services provided to Rowan's drilling division during the year, most of which was attributable to construction progress on the Bob Palmer.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

Outlook

Though considerably less volatile than our drilling operations, our manufacturing operations, especially the equipment group, have in recent years been adversely impacted by a prolonged period of unfavorable world commodities prices; in particular, prices for copper, iron ore, coal and gold. In addition, prospects for our drilling products group are ultimately tied to the condition of the overall drilling industry and its demand for equipment, parts and services. Many commodity prices have increased in recent months due to growth in worldwide demand - and the de facto devaluation of the U.S. dollar - and our external manufacturing backlog, currently at $46 million, is more than double the prior-year level. We are optimistic that a recovery in the mining equipment business may be underway, but cannot, however, accurately predict whether or not any such recovery will continue beyond the near term or its impact on our manufacturing operations.

AVIATION OPERATIONS

Rowan's aviation operations are heavily influenced by oil and natural gas exploration and production activities, principally in the Gulf of Mexico and seasonal weather conditions, primarily in Alaska. The division continues to diversify its flight services and other key sources of aviation revenues include a commuter airline in Alaska, forest fire control services throughout the western United States and Alaska tourism.

Most of our flight services are provided under short-term charter arrangements or, on an as-needed basis, under master service agreements. Term contracts are only occasionally available, and then they are usually confined to energy-related flying for major oil and gas companies.

Based upon fleet size, we are the largest operator in Alaska and third-largest in the Gulf of Mexico area. We have gradually restructured our fleet over the years, placing more emphasis on higher-capacity and longer-range twin-engine helicopters.

The following table reflects the numbers of our aircraft at the end of each of the last three years and the revenue hours flown for each of those years.

                                      2003       2002        2001
                                      ----       ----        ----
Alaska:
   Number of helicopters                 40         45          46
   Revenue hours                     13,342     15,600      18,785

   Number of fixed-wing aircraft         16         19          19
   Revenue hours                     18,148     18,798      19,789

Gulf of Mexico:
   Number of helicopters                 45         47          49
   Revenue hours                     15,619     24,283      28,124

2003 compared to 2002

Our aviation division suffered a $17.4 million or 12% decrease in revenues in 2003 compared to 2002 which, after a $1.8 million or 1% increase in operating expenses, yielded a $19.2 million decrease in operating profit (loss) between periods. As indicated in the preceding table, revenue flight hours decreased by 20% in 2003.

Our revenues from energy-related flying, primarily in support of Gulf of Mexico deepwater drilling operations, declined by 23% in 2003, consistent with the decline in deepwater drilling activity. We achieved a 15% increase in forest fire control revenues and a 7% increase in tourism-related revenues over 2002. Our commuter airline in Alaska generated a 4% increase in revenues in 2003.

Aviation operating expenses increased slightly in 2003 primarily due to higher pension costs.

2002 compared to 2001

Our aviation division experienced a $.7 million or less than 1% decrease in revenues in 2002 compared to 2001 which, after a $4.3 million or 3% decrease in operating expenses, yielded a $3.6 million or 35% increase in operating profit between periods.

The 12% decrease in 2002 revenue flight hours, as shown in the preceding table, was virtually offset by the effects of rate increases in each of the current and prior years.

Our revenues from energy-related flying improved by only 3% in 2002, due primarily to the lethargic deepwater drilling market that prevailed for much of the year. We achieved a 36% increase in forest fire control revenues, which was substantially offset by a 13% decrease in tourism-related revenues. Revenues from our commuter airline were virtually unchanged in 2002.

Aviation operating expenses declined in 2002 as gains on aircraft sales more than offset a near-50% increase in insurance costs from 2001 in the aftermath of 9/11.

Outlook

We currently do not anticipate any significant improvement in the Alaska aviation market in 2004, though longer-term we are encouraged by proposals for additional drilling and pipeline construction activities in the area. We are optimistic that the Gulf of Mexico aviation market will strengthen if offshore drilling activity improves as expected.

Changes in energy company exploration and production activities, seasonal weather patterns and many other factors affect the demand for flight services in the aviation markets in which we compete. The inherent uncertainty underlying such factors prevents us from being able to accurately predict whether existing market conditions will continue beyond the near term, whether any expected improvements will materialize or their impact on our aviation operations.

                             MANAGEMENT'S DISCUSSION
          AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios for 2003 and 2002 were as follows (dollars in millions):

                                     2003
                           -------------------------
DECEMBER 31,                 ACTUAL       PRO FORMA*       2002
------------                 ------       ----------       ----
Cash and cash
   equivalents             $     58.2    $     322.8    $      178.8
Current assets             $    444.2    $     708.8    $      469.9
Current liabilities        $    150.4    $     150.4    $      116.0
Current ratio                    2.95           4.71            4.05
Current maturities of
   long-term debt          $     55.3    $      55.3    $       42.5
Long-term debt             $    569.1    $     569.1    $      512.8
Stockholders' equity       $  1,136.8    $   1,401.4    $    1,131.8
Long-term debt/
   total capitalization           .33            .29             .31

* As adjusted for early 2004 common stock sale

Reflected in the comparisons shown in the preceding table are the effects of the following 2003 transactions: net cash provided by operations of $48.3 million; capital expenditures of $250.5 million; proceeds from borrowings of $111.5 million and debt repayments of $42.5 million. Pro forma 2003 amounts give effect to the sale, in early 2004, of 11.5 million shares of Rowan common stock for approximately $265 million as if such transactions had occurred at December 31, 2003.

Capital expenditures in 2003 included $118 million towards construction of the first two of a new class of jack-up rig, specifically targeted for deep drilling in water depths up to 250 feet on the outer continental shelf in the Gulf of Mexico. The Tarzan Class rigs will offer drilling capabilities similar to our Gorilla class jack-ups, enabling more efficient drilling beyond 15,000 feet, but with reduced environmental criteria (wind, wave and current). The first rig, the Scooter Yeargain, is at our Sabine Pass, Texas facility for final outfitting and is scheduled for delivery during April 2004. The Bob Keller (formerly Tarzan II) is being constructed at our Vicksburg, Mississippi shipyard with delivery expected during the third quarter of 2005. Two additional Tarzan Class jack-ups are tentatively planned.

During May 2003, Rowan obtained financing for up to 87.5% of the cost of the first two Tarzan Class rigs through 15-year bank loans guaranteed by the U.S. Department of Transportation's Maritime Administration (MARAD) under its Title XI Program. Under the Title XI Program, we obtain reimbursements for expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at .15% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts within four years following rig delivery. Interest is payable semi-annually on each May 10 and November 10 and the principal will be repaid in 30 semi-annual installments commencing November 10, 2004. Each Tarzan Class rig is pledged as security for the respective government guarantee. At December 31, 2003, we had drawn down about $72 million of the $91.2 million Scooter Yeargain credit facility, which bore interest of 1.26%. No borrowings were outstanding under the $89.7 million Bob Keller credit facility at year end.

We have applied to MARAD for Title XI government-guaranteed financing for up to 87.5% of the cost of Tarzans III and IV on terms and conditions similar to those in effect for the Scooter Yeargain. However, there can be no assurance that any such financing will be obtained.

Capital expenditures in 2003 included $49 million towards the completion of the Bob Palmer, an enhanced version of our Super Gorilla class jack-up designated as Super Gorilla XL, which was delivered in August 2003. The Bob Palmer is outfitted with 713 feet of leg, 139 feet more than Gorillas V, VI or VII and has 30% larger spud cans, enabling operation in the Gulf of Mexico in water depths up to 550 feet. The Bob Palmer was also designed to operate in water depths up to 400 feet in the hostile environments offshore eastern Canada and in the North Sea.

Rowan financed 87.5% of the cost of the Bob Palmer through an 18-year bank loan guaranteed under the MARAD Title XI Program. Outstanding borrowings bear interest at .25% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by August 18, 2007. Interest is payable semi-annually on each January 15 and July 15 and the first of 36 semi-annual principal repayments occurred on January 15, 2004. The Bob Palmer is pledged as security for the government guarantee. At December 31, 2003, we had $187.3 million of the credit facility outstanding, which bore interest of 1.36%.

Capital expenditures during 2003 also included $22 million toward the expansion and upgrade of our land drilling capabilities, including the substantial rebuilding of two existing land rigs.

Capital expenditures encompass new assets or enhancements to existing assets as expenditures for routine maintenance and major repairs are charged to operations as incurred. The remainder of 2003 capital expenditures was primarily for major enhancements to existing offshore rigs and manufacturing facilities and purchases of aircraft and components. Our 2004 capital budget is estimated to be in the range of about $120 million, including approximately $75 million for the first two Tarzan Class rigs. We will review and adjust the capital budget as necessary to take advantage of market opportunities in our drilling, manufacturing and aviation businesses.

We have committed to purchase three Sikorsky S-92 helicopters for the deepwater drilling market, subject to our obtaining long-term operating contracts. The S-92 design features a 19-passenger capacity and a range of 475 nautical miles. We currently expect the helicopters to be available in the first half of 2005 and that their total cost, estimated to approach $50 million, will be funded from existing working capital or outside financing. However, there can be no assurance that working capital will be adequate or outside financing will be available.

Construction of Rowan Gorilla VII, completed during December 2001, was substantially financed through a $185.4 million government-guaranteed bank note issued under the Title XI Program. On June 30, 2003, we fixed the interest rate on all outstanding principal amounts at 2.8%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Gorilla VII is pledged as security for the government guarantee. Outstanding borrowings totaled $154.5 million at December 31, 2003.

Construction of Rowan Gorilla VI, completed during June 2000, was substantially financed through a $171 million government-guaranteed bank note issued under the Title XI Program. On March 15, 2001, we fixed the interest rate on all outstanding principal amounts at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Gorilla VI is pledged as security for the government guarantee. Outstanding borrowings totaled $121.1 million at December 31, 2003.

Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Principal and accrued interest are payable semi-annually on each January 1 and July 1 through 2010. Gorilla V is pledged as security for the government guarantees. Outstanding borrowings at December 31, 2003, were as follows: $39.1 million at 6.94% and $50.2 million at 6.15%.

During the 2001-2003 period, Rowan contributed about $47 million to our defined benefit pension plans. Such contributions were based upon actuarial calculations of pension assets and liabilities that involve, among other things, assumptions about long-term asset returns and discount rates. Similar calculations were used to estimate pension costs and obligations as reflected in our consolidated financial statements, which showed an accumulated other comprehensive loss resulting from unfunded pension liabilities of $54.7 million at December 31, 2003. We believe that our pension costs will increase in 2004, in amounts not presently determinable and currently expect to contribute approximately $20 million in 2004 for our pension and other benefit plans.

Contractual Obligations and Commercial Commitments

The following is a summary of our contractual obligations at December 31, 2003 (dollars in millions):

                                  PAYMENTS DUE BY PERIOD
                    -----------------------------------------------------
  CONTRACTUAL                   WITHIN      2-3        4-5        AFTER
  OBLIGATIONS        TOTAL      1 YEAR     YEARS      YEARS      5 YEARS
  -----------        -----      ------     -----      -----      -------
Long-term debt      $  624.3    $  55.3   $ 115.4    $ 115.4    $   338.2
Operating leases        88.1       39.4      32.5       15.6          0.6
                    --------    -------   -------    -------    ---------
Total               $  712.4    $  94.7   $ 147.9    $ 131.0    $   338.8
                    ========    =======   =======    =======    =========

Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses and was contingently liable for performance under such agreements to the extent of approximately $10.5 million at December 31, 2003.

In December 2003, Rowan filed a $500 million universal shelf registration statement. In early 2004, we sold 11.5 million shares of common stock, consisting of approximately 1.7 million shares of treasury stock and 9.8 million newly issued shares. The net proceeds of approximately $265 million were retained for general corporate purposes, including working capital and capital expenditures.

Based on current and anticipated near-term operating levels, we believe that 2004 operations, together with existing working capital and available financial resources, will be adequate to sustain planned capital expenditures and debt service and other requirements at least through the remainder of 2004. We currently have no other available credit facilities, but believe financing could be obtained if deemed necessary.

During November, 2001, an English Court ruled in Rowan's favor and dismissed the plaintiff's claim that it had been entitled, in January 1999, to terminate its drilling contract with a Rowan subsidiary for the use of the jack-up rig Rowan Gorilla V. The Court ordered the plaintiff to pay Rowan for all unpaid day rates, damages, interest and an interim payment for legal costs, for which we received $88.6 million. The matter was under appeal at December 31, 2001 and such amount, along with investment earnings, less outstanding receivables dating from contract inception, was deferred at year end. On March 14, 2002, a settlement agreement was reached among the parties whereby all litigation involving this matter was dropped and we received an additional $84.2 million. In total, Rowan received $175 million in connection with the Gorilla V contract dispute and such amount is shown, net of final legal costs and expenses, as Other Income on the Consolidated Statement of Operations for the year ended December 31, 2002.

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

On April 26, 2002, our Board of Directors declared a special cash dividend of $.25 per share of common stock that was paid on June 6, 2002 to shareholders of record on May 16, 2002. Rowan did not pay any dividends during 2001 or 2003 and, at December 31, 2003, had approximately $254 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements. Future dividends, if any, will only be paid at the discretion of the Board of Directors.

During 2000 and 2001, we repurchased in the open market 1,435,300 shares of Rowan's outstanding common stock at an average cost of $16.93 per share. On January 31, 2002, in connection with the OEM acquisition, we issued from treasury 439,560 shares of Rowan common stock valued at approximately $8 million.

During 2002, we repurchased another 738,700 shares of Rowan's outstanding common stock at an average cost of $17.87 per share. The 1.7 million shares we held in treasury at December 31, 2003 had an average cost of $17.33 per share and were included within the sale of 11.5 million shares of common stock in early 2004 at a net price of $23.05 per share.

In October 2002, our jack-up rig, Rowan-Houston, collapsed and sank during Hurricane Lili. With the assistance of outside consultants, we have completed a detailed post-incident investigation and analysis of the loss of the rig. Wind gusts were measured between 165 and 169 mph

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              ROWAN COMPANIES, INC.

and wave heights were from 54 to 59 feet in the area, which greatly exceeded the 50-year storm criteria in the Gulf of Mexico. Winds and waves of that magnitude would environmentally overload the rig and are the probable cause of its total loss. These storm conditions were localized, not widespread, or there would have been much greater damage than was actually suffered by offshore installations, including other rigs. Contrary to initial reports that indicated a collision had occurred, the failure of the starboard leg gear unit foundation was the most likely cause of the sequence of events that led to the rig's ultimate collapse and sinking. The majority of the wreckage has been removed with completion scheduled during the second quarter of 2004. We received the full insured value of the rig, which exceeded its carrying value, and believe the remaining costs of wreckage removal will continue to be fully insured under our prevailing coverages.

Critical Accounting Policies and Management Estimates

Rowan's significant accounting policies are outlined in Note 1 to our financial statements. Such policies and management judgments, assumptions and estimates made in their application, underlie reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe our most critical accounting policies and management estimates involve property and depreciation, specifically capitalizable costs, useful lives and salvage values and pension liabilities and costs, specifically assumptions used in actuarial calculations, as changes in such policies and/or estimates would produce significantly different amounts from those reported herein.

Rowan uses the intrinsic value method of accounting for stock-based employee compensation pursuant to Accounting Principles Board Opinion No. 25. We estimate that use of the fair value method outlined by Statement of Financial Accounting Standards No. 123, as amended, would have reduced reported amounts of net income and net income per share by $4.4 million or $.05 per diluted share in 2003, $3.9 million or $.04 per diluted share in 2002 and $3.4 million or $.03 per diluted share in 2001.

Rowan does not hold or issue derivative financial instruments and our adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, has not materially impacted our financial position or results of operations.

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

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", superceded existing standards pertaining to accounting and reporting for long-lived assets, especially those held for disposal. Rowan's adoption of Statement No. 144, effective January 1, 2002, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", addresses accounting and reporting for fixed asset retirement costs and obligations. Rowan's adoption of Statement No. 143, effective January 1, 2003, did not materially impact our financial position or results of operations.

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", addresses accounting and reporting for costs and obligations related to exit or disposal activities initiated on or after January 1, 2003. Rowan's adoption of Statement No. 146 did not materially impact our financial position or results of operations.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, signed into law on December 8, 2003, introduced a prescription drug benefit under Medicare (Part D) and a federal subsidy to sponsors of retiree healthcare plans like Rowan that provide benefits at least actuarially equivalent to Part
D. We have elected to defer recognizing any effects of the Act on our plan benefit obligations or benefits costs pursuant to Financial Accounting Standards Board Staff Position No. FAS 106-1. Specific authoritative guidance on accounting for the federal subsidy is pending and such guidance, when issued, may require us to change previously reported information.

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of Rowan that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by us. Among the factors that could cause actual results to differ materially are the following:

-    oil and natural gas prices

-    the level of exploration and development expenditures by energy companies

-    changes in rig utilization and day rates for our rigs

-    energy demand

-    the general economy, including inflation

-    weather conditions in our principal operating areas

-    environmental and other laws and regulations

Other relevant factors have been disclosed in Rowan's filings with the U.S. Securities and Exchange Commission.

                           CONSOLIDATED BALANCE SHEET

                              ROWAN COMPANIES, INC.

                                                                                 DECEMBER 31,
                                                                        ------------------------------
(In thousands except share amounts)                                         2003              2002
-----------------------------------                                         ----              ----
ASSETS
Current assets:
   Cash and cash equivalents                                            $    58,227        $   178,756
   Receivables - trade and other                                            135,538            109,320
   Inventories:
     Raw materials and supplies                                             140,413            122,846
     Work-in-progress                                                        29,421             31,348
     Finished goods                                                          11,203              8,766
   Prepaid expenses                                                           2,948              8,011
   Deferred tax assets - net (Note 7)                                        66,474             10,855
                                                                        -----------        -----------
     Total current assets                                                   444,224            469,902
                                                                        -----------        -----------
Property, plant and equipment - at cost:
   Drilling equipment                                                     2,133,365          1,922,341
   Aircraft and related equipment                                           265,165            264,212
   Manufacturing plant and equipment                                        138,803            120,705
   Construction in progress                                                 135,707            199,352
   Other property and equipment                                             162,010            155,815
                                                                        -----------        -----------
     Total                                                                2,835,050          2,662,425
   Less accumulated depreciation and amortization                         1,106,831          1,095,281
                                                                        -----------        -----------
     Property, plant and equipment - net                                  1,728,219          1,567,144
                                                                        -----------        -----------
Goodwill and other assets (Notes 1 and 6)                                    18,366             17,458
                                                                        -----------        -----------
     Total                                                              $ 2,190,809        $ 2,054,504
                                                                        ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt (Note 2)                        $    55,267        $    42,458
   Accounts payable - trade                                                  25,898             30,000
   Other current liabilities (Note 4)                                        69,200             43,517
                                                                        -----------        -----------
     Total current liabilities                                              150,365            115,975
                                                                        -----------        -----------
Long-term debt - less current maturities (Note 2)                           569,067            512,844
                                                                        -----------        -----------
Other liabilities (Note 6)                                                  116,268            127,848
                                                                        -----------        -----------
Deferred income taxes - net (Note 7)                                        218,279            166,060
                                                                        -----------        -----------
Commitments and contingent liabilities (Note 9)

Stockholders' equity (Notes 3, 5, 6 and 12):
   Preferred stock, $1.00 par value:
     Authorized 5,000,000 shares issuable in series:
        Series III Preferred Stock, authorized 10,300 shares,
        none outstanding
        Series A Preferred Stock, authorized 4,800 shares, none
        outstanding
        Series B Preferred Stock, authorized 4,800 shares, none
        outstanding
        Series C Preferred Stock, authorized 9,606 shares, none
        outstanding
        Series D Preferred Stock, authorized 9,600 shares, none
        outstanding
        Series E Preferred Stock, authorized 1,194 shares, none
        outstanding
        Series A Junior Preferred Stock, authorized 1,500,000
        shares, none issued
   Common stock, $.125 par value; authorized 150,000,000 shares;
     issued 95,845,180 shares at December 31, 2003 and 95,340,597
     shares at December 31, 2002                                             11,981             11,918
   Additional paid-in capital                                               659,849            647,600
   Retained earnings                                                        549,749            557,523
   Cost of 1,734,440 treasury shares                                        (30,064)           (30,064)
   Accumulated other comprehensive income (loss)                            (54,685)           (55,200)
                                                                        -----------        -----------
     Total stockholders' equity                                           1,136,830          1,131,777
                                                                        -----------        -----------
        Total                                                           $ 2,190,809        $ 2,054,504
                                                                        ===========        ===========

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                              ROWAN COMPANIES, INC.

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------------
(In thousands except per share amounts)                           2003              2002             2001
---------------------------------------                           ----              ----             ----
Revenues:
   Drilling services                                           $  421,412        $  357,244        $  486,291
   Manufacturing sales and services                               133,186           118,120           102,150
   Aviation services                                              124,490           141,894           142,623
                                                               ----------        ----------        ----------
     Total                                                        679,088           617,258           731,064
                                                               ----------        ----------        ----------
Costs and expenses:
   Drilling services                                              330,124           304,846           303,420
   Manufacturing sales and services                               122,229           109,842            88,691
   Aviation services                                              112,391           112,286           118,153
   Depreciation and amortization                                   86,851            78,091            68,499
   General and administrative                                      25,357            25,140            27,670
                                                               ----------        ----------        ----------
     Total                                                        676,952           630,205           606,433
                                                               ----------        ----------        ----------
Income (loss) from operations                                       2,136           (12,947)          124,631
                                                               ----------        ----------        ----------
Other income (expense):
   Net proceeds from Gorilla V settlement                                           157,125
   Interest expense                                               (20,027)          (20,645)          (24,240)
   Less interest capitalized                                        4,142             4,722            11,170
   Interest income                                                  1,124             4,106             8,382
   Other - net                                                        673               458               264
                                                               ----------        ----------        ----------
     Other income (expense) - net                                 (14,088)          145,766            (4,424)
                                                               ----------        ----------        ----------
Income (loss) before income taxes                                 (11,952)          132,819           120,207
   Provision (credit) for income taxes (Note 7)                    (4,178)           46,541            43,209
                                                               ----------        ----------        ----------
Net income (loss)                                              $   (7,774)       $   86,278        $   76,998
                                                               ==========        ==========        ==========
Net income (loss) per share of common stock (Note 1):
   Basic                                                       $     (.08)       $      .92        $      .82
                                                               ----------        ----------        ----------
   Diluted                                                     $     (.08)       $      .90        $      .80
                                                               ==========        ==========        ==========

See Notes to Consolidated Financial Statements.

             CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                              ROWAN COMPANIES, INC.

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
(In thousands)                                                   2003           2002          2001
--------------                                                   ----           ----          ----
Net income (loss)                                              $  (7,774)     $  86,278     $  76,998
Other comprehensive income (loss):
   Minimum pension liability adjustment, net of income taxes
     of $277, $(22,971) and $(6,752),  respectively (Note 6)         515        (42,660)      (12,540)
                                                               ---------      ---------     ---------
Comprehensive income (loss)                                    $  (7,259)     $  43,618     $  64,458
                                                               =========      =========     =========

See Notes to Consolidated Financial Statements.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                              ROWAN COMPANIES, INC.

                                                              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                            -------------------------------------------------------------------------------------
                                                          COMMON STOCK
                                            ------------------------------------------                  ACCUMULATED
                                                  ISSUED               IN TREASURY        ADDITIONAL      OTHER
                                            --------------------    ------------------     PAID-IN     COMPREHENSIVE     RETAINED
(In thousands)                              SHARES     AMOUNT       SHARES     AMOUNT      CAPITAL     INCOME (LOSS)     EARNINGS
--------------                              ------     ------       ------     ------      -------     -------------     --------
Balance, January 1, 2001                    94,385   $    11,798      (150)   $ (3,108)   $ 626,309                      $417,758
   Exercise of stock options                   551            69                              3,701
   Value of services rendered by
     participants in the nonqualified
     stock option plan (Note 3)                                                               7,856
   Conversion of subordinated
     debentures                                 66             8                                437
   Treasury stock purchases                                         (1,285)    (21,199)
   Minimum pension liability
     adjustment, net of income taxes                                                                   $     (12,540)
   Net income                                                                                                              76,998
                                            ------   -----------    ------    --------    ---------    -------------     --------
Balance, December 31, 2001                  95,002        11,875    (1,435)    (24,307)     638,303          (12,540)     494,756
   Exercise of stock options                   306            39                              2,713
   Value of services rendered by
     participants in the nonqualified
     stock option plan (Note 3)                                                               5,815
   Treasury stock issued for
     business acquisition                                              440       7,442          483
   Payment of cash dividend
     ($.25 per common share)                                                                                              (23,511)
   Conversion of subordinated
     debentures                                 32             4                                286
   Treasury stock purchases                                           (739)    (13,199)
   Minimum pension liability
     adjustment, net of income taxes                                                                         (42,660)
   Net income                                                                                                              86,278
                                            ------   -----------    ------    --------    ---------    -------------     --------
Balance, December 31, 2002                  95,340        11,918    (1,734)    (30,064)     647,600          (55,200)     557,523
   Exercise of stock options                   493            62                              5,370
   Value of services rendered by
     participants in the nonqualified
     stock option plan (Note 3)                                                               6,720
   Conversion of subordinated
     debentures                                 12             1                                159
   Minimum pension liability
     adjustment, net of income taxes                                                                             515
   Net loss                                                                                                                (7,774)
                                            ------   -----------    ------    --------    ---------    -------------     --------
Balance, December 31, 2003                  95,845   $    11,981    (1,734)   $(30,064)   $ 659,849    $     (54,685)    $549,749
                                            ======   ===========    ======    ========    =========    =============     ========

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              ROWAN COMPANIES, INC.

                                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------------------
(In thousands)                                                                       2003              2002             2001
--------------                                                                       ----              ----             ----
Cash provided by (used in):
   Operations:
     Net income (loss)                                                             $  (7,774)       $  86,278        $  76,998
     Adjustments to reconcile net income (loss) to net cash provided by operations:
        Depreciation and amortization                                                 86,851           78,091           68,499
        Deferred income taxes                                                         (3,677)          53,252           43,896
        Provision for pension and postretirement benefits                             30,232           15,500           11,221
        Compensation expense                                                           7,108            7,176            7,769
        Gain on disposals of property, plant and equipment                            (4,393)          (7,315)          (2,587)
        Contributions to pension plans                                               (22,742)          (7,619)         (16,675)
        Postretirement benefit claims paid                                            (2,358)          (1,666)          (1,922)
        Gorilla V judgement proceeds deferred in 2001 and recognized in 2002                          (88,628)          88,628
     Changes in current assets and liabilities:
        Receivables - trade and other                                                (27,058)          14,839           34,342
        Inventories                                                                  (18,077)         (25,078)         (14,297)
        Other current assets                                                           5,063           (4,780)             209
        Current liabilities                                                            5,476           (2,369)         (11,188)
     Net changes in other noncurrent assets and liabilities                             (401)             509           (3,165)
                                                                                   ---------        ---------        ---------
   Net cash provided by operations                                                    48,250          118,190          281,728
                                                                                   ---------        ---------        ---------
   Investing activities:
     Property, plant and equipment additions                                        (250,463)        (242,896)        (305,180)
     Proceeds from disposals of property, plant and equipment                          7,060           25,781            3,875
                                                                                   ---------        ---------        ---------
   Net cash used in investing activities                                            (243,403)        (217,115)        (301,305)
                                                                                   ---------        ---------        ---------
   Financing activities:
     Proceeds from borrowings                                                        111,490          116,818          110,730
     Repayments of borrowings                                                        (42,458)         (42,458)         (30,008)
     Payment of cash dividend                                                                         (23,511)
     Payments to acquire treasury stock                                                               (13,199)         (21,199)
     Proceeds from stock option and convertible debenture plans                        5,592            3,042            4,215
                                                                                   ---------        ---------        ---------
   Net cash provided by financing activities                                          74,624           40,692           63,738
                                                                                   ---------        ---------        ---------
Increase (decrease) in cash and cash equivalents                                    (120,529)         (58,233)          44,161
Cash and cash equivalents, beginning of year                                         178,756          236,989          192,828
                                                                                   ---------        ---------        ---------
Cash and cash equivalents, end of year                                             $  58,227        $ 178,756        $ 236,989
                                                                                   =========        =========        =========

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority-owned subsidiaries, hereinafter referred to as "Rowan" or "the Company". Intercompany balances and transactions are eliminated in consolidation.

ACQUISITIONS AND GOODWILL

In early 2002, Rowan acquired, for approximately $8 million of its common stock, net assets of two companies (OEM) that collectively manufacture variable speed AC motors and variable frequency drive systems and consoles for marine boats and lay barges, the oil and gas drilling industry and the mining and dredging industries. The transaction resulted in the initial recognition of $4.7 million of goodwill and $0.5 million of other intangible assets.

Through December 31, 2001, Rowan amortized goodwill on a straight-line basis over periods up to 30 years, and goodwill amortization totaled approximately $570,000 in 2001. Effective January 1, 2002, Rowan adopted Statement of Financial Accounting Standards No. 142, which provides that goodwill and other intangible assets with indefinite useful lives no longer be amortized to expense, but rather be assessed at least annually for impairment losses using a fair-value-based test. Rowan's implementation of Statement No. 142 has not materially impacted its financial position or results of operations.

Rowan had goodwill with a carrying value of $12.4 million at each of December 31, 2003 and 2002, of which $10.9 million related to the manufacturing division and $1.5 million related to the drilling division. At December 31, 2003 and 2002, the Company had intangible assets subject to amortization totaling $1.5 million and $1.7 million, respectively.

REVENUE RECOGNITION

Rowan's drilling contracts provide for payment on a day rate basis and revenues are recognized as the work progresses.

Aviation services generally are provided under master service agreements calling for incremental payments based on usage, term contracts or day-to-day charter arrangements. Aviation revenues are recognized as services are rendered.

Manufacturing sales and related costs are generally recognized as products are shipped. Revenues and costs and expenses included sales and costs of sales of $108.1 million and $84.3 million, $106.2 million and $84.9 million and $97.3 million and $71.4 million in 2003, 2002 and 2001, respectively. Revenues from longer-term manufacturing projects such as rig kits are recognized on a percentage-of-completion basis using costs incurred relative to total estimated costs and full provision is made for any anticipated losses.

INCOME (LOSS) PER COMMON SHARE

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

The computation of basic and diluted income (loss) per share for each of the past three years is as follows (in thousands except per share amounts):

                                 NET INCOME                    PER SHARE
  YEAR ENDED DECEMBER 31,          (LOSS)          SHARES       AMOUNT
  ----------------------         ----------        ------      ---------
2003:
Basic income (loss)
   per share                     $   (7,774)       93,820      $    (.08)
Effect of dilutive
 securities:
   Convertible debentures
   Stock options
                                 ----------        ------
Diluted income (loss)
   per share                     $   (7,774)       93,820      $    (.08)
                                 ==========        ======      =========
2002:
Basic income per share           $   86,278        93,764      $     .92
Effect of dilutive
 securities:
   Convertible debentures                             893
   Stock options                                      735
                                 ----------        ------
Diluted income per share         $   86,278        95,392      $     .90
                                 ==========        ======      =========
2001:
Basic income per share           $   76,998        94,173      $     .82
Effect of dilutive
 securities:
   Convertible debentures                             936
   Stock options                                      702
                                 ----------        ------
Diluted income per share         $   76,998        95,811      $     .80
                                 ==========        ======      =========

Excluded from the 2003 computation of Diluted income (loss) per share are incremental shares of 913,000 related to convertible debentures and 836,000 related to stock options as their inclusion would have reduced the per share amount of loss for the year. The 2003 presentation also excludes any effects of the Company's sale, in early 2004, of 11.5 million shares of common stock. See
Note 3 for further information regarding the Company's stock option and debenture plans and Note 12 for further information on the common stock sale.

STATEMENT OF CASH FLOWS

In practice, Rowan invests only in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper, money market preferred stock custodial receipts or repurchase agreements with terms no greater than 90 days, all of which are considered to be cash equivalents.

Noncash investing and financing activities excluded from the Company's Consolidated Statement of Cash Flows were as follows: in 2003 - the conversion of $160,000 of Series B Floating Rate Subordinated Convertible Debentures into 11,377 shares of common stock, the addition of $388,000 of tax benefits related to employee stock options and the reduction of $840,000 of accounts receivable in exchange for drilling equipment; in 2002 - the issuance of 439,560 shares of common stock, valued at approximately $8 million, in connection with the OEM acquisition, the addition of $1,361,000 of tax benefits related to employee stock options, the conversion of $150,000 of Series III Floating Rate Subordinated Convertible Debentures into 22,222 shares of common stock and the conversion of $140,000 of Series B Floating Rate Subordinated Convertible Debentures into 9,956 shares of common stock; in 2001 - the reduction of $87,000 of tax benefits

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

related to employee stock options and the conversion of $445,000 of Series III Floating Rate Subordinated Convertible Debentures into 65,926 shares of common stock. See Notes 2 and 3 for further information regarding the Company's convertible debentures.

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

PROPERTY AND DEPRECIATION

Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

                                                           SALVAGE
                                             YEARS          VALUE
                                             -----         -------
Offshore drilling equipment:
   Super Gorilla jack-ups                         25            20%
   Semi-submersible                               15            20%
   Gorilla and other cantilever jack-ups          15            20%
   Conventional jack-ups                          12            20%
Land drilling equipment                           12            20%
Drill pipe and tubular equipment                   4            10%
Aviation equipment:
   Aircraft                                  7 to 15      15 to 25%
   Other                                     2 to 10        various
Manufacturing plant and equipment:
   Buildings and improvements               10 to 25      10 to 20%
   Other                                     2 to 12        various
Other property and equipment                 3 to 40        various

Expenditures for new property or enhancements to existing property are capitalized. Expenditures for routine maintenance and major repairs are charged to operations as incurred. Rowan capitalizes, during the construction period, a portion of interest cost incurred. See Note 10 for further information regarding the Company's depreciation and amortization, capital expenditures and repairs and maintenance. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable.

Rowan's adoption, effective January 1, 2002, of Statement of Financial Accounting Standards No. 144, which governs accounting and reporting for long-lived assets held for disposal, did not materially impact its financial position or results of operations.

Rowan's adoption, effective January 1, 2003, of Statement of Financial Accounting Standards No. 143, which addresses accounting for fixed asset retirement costs and obligations, did not materially impact its financial position or results of operations.

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

INCOME TAXES

Rowan recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 7 for further information regarding income taxes.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). During 2003, 2002 and 2001, Rowan recognized other comprehensive income or loss relating to minimum pension liabilities. See Note 6 for further information.

DERIVATIVES

Rowan does not hold or issue derivative financial instruments and its adoption, effective January 1, 2001, of Statement of Financial Accounting Standards No. 133, as amended, which requires recognition of derivative financial instruments as assets or liabilities, measured at fair value, did not materially impact its financial position or results of operations.

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

RECLASSIFICATIONS

Certain reclassifications have been made in the 2002 and 2001 amounts to conform to the 2003 presentations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

2.   LONG-TERM DEBT

Long-term debt consisted of (in thousands):

                                                       DECEMBER 31,
                                                --------------------------
                                                  2003             2002
                                                  ----             ----
6.94% Title XI note payable;
   secured by Gorilla V                         $  39,090        $  44,672
6.15% Title XI note payable;
   secured by Gorilla V                            50,221           57,395
5.88% Title XI note payable;
   secured by Gorilla VI                          121,125          135,377
2.80% Title XI note payable;
   secured by Gorilla VII                         154,498          169,948
Floating-rate Title XI note payable;
   secured by the Bob Palmer                      187,295          147,910
Floating-rate Title XI note payable;
   secured by the Scooter Yeargain                 72,105
                                                ---------        ---------
Total                                             624,334          555,302
Less current maturities                            55,267           42,458
                                                ---------        ---------
Remainder                                       $ 569,067        $ 512,844
                                                =========        =========

Maturities of long-term debt for each of the next five years ending December 31, are as follows: 2004 - $55.3 million and for each of 2005, 2006, 2007 and 2008 - $57.7 million.

Rowan financed $153.1 million of the cost of Rowan Gorilla V through a floating-rate bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. On July 1, 1997, the Company fixed $67 million of outstanding borrowings at 6.94%. On July 1, 1998, Rowan fixed the remaining $86.1 million principal amount at 6.15%. Principal and accrued interest on each note are payable semi-annually on each January 1 and July 1 through 2010. Rowan Gorilla V is pledged as security for the government guarantees.

Rowan financed $171.0 million of the cost of Rowan Gorilla VI through a floating-rate bank loan guaranteed under MARAD's Title XI Program. On March 15, 2001, the Company fixed the $156.8 million of outstanding borrowings at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Rowan Gorilla VI is pledged as security for the government guarantee.

Rowan financed $185.4 million of the cost of Rowan Gorilla VII through a floating-rate bank loan guaranteed under MARAD's Title XI Program. On June 30, 2003, the Company fixed the $162.2 million of outstanding borrowings at 2.80%. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Rowan Gorilla VII is pledged as security for the government guarantee.

Rowan financed $187.3 million of the cost of the Bob Palmer through a floating-rate bank loan guaranteed under MARAD's Title XI program. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by August 18, 2007. Principal and accrued interest are payable semi-annually on each January 15 and July 15 through July 2021. The Bob Palmer is pledged as security for the government guarantee. At December 31, 2003, outstanding borrowings bore interest of 1.36%.

During 2003, Rowan obtained financing for up to $91.2 million of the cost of designing and constructing the Scooter Yeargain through a 15-year bank loan guaranteed under MARAD's Title XI program. The Company obtains reimbursements for expenditures based upon actual construction progress and outstanding borrowings initially bear interest at .15% above a short-term commercial paper rate. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts on or before October 1, 2008. Interest is payable semi-annually on each May 10 and November 10 and the principal will be repaid in semi-annual installments commencing November 10, 2004. The Scooter Yeargain is pledged as security for the government guarantee. At December 31, 2003, outstanding borrowings bore interest of 1.26%.

Also during 2003, Rowan obtained Title XI financing for up to $89.7 million of the cost of designing and constructing the Bob Keller (formerly Tarzan II) under terms and conditions similar to those in effect for the Scooter Yeargain. At December 31, 2003, Rowan did not have any outstanding borrowings related to the Bob Keller.

Rowan's $7.3 million of Series III Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $6.75 per share for each $1,000 principal amount of debenture through November 30, 2004.

Rowan's $4.8 million of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008.

Rowan's $4.5 million of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009.

Rowan's $9.6 million of Series C Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010, as follows: $8.5 million through April 26, 2004 and $9.6 million on or after April 27, 2004.

Rowan's $9.6 million of Series D Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $32.00 per share for each $1,000 principal amount of debenture through April 26, 2011.

Rowan's $1.2 million of Series E Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2003 are ultimately convertible into common stock at the rate of $13.12 per share for each $1,000 principal amount of debenture through September 20, 2011.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

Interest payments exceeded interest capitalized by $16.2 million in 2003, $16.1 million in 2002 and $14.5 million in 2001.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity, limit the amount of long-term debt and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. Rowan believes it was in compliance with each of its debt covenants at December 31, 2003. See Note 5 for further information regarding dividend restrictions.

3.   STOCKHOLDERS' EQUITY

Rowan's 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 14 million shares of the Company's common stock. At December 31, 2003, options for 11,582,632 shares had been granted under the plan at an average exercise price of $9.70 per share and 507 active, key employees had been granted options. Options generally become exercisable over a four-year service period to the extent of 25% per year and all options not exercised expire ten years after the date of grant.

Rowan's 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of Rowan's common stock. At December 31, 2003, options for 132,000 shares had been granted under the plan at an average exercise price of $21.61 per share. Options are 100% exercisable after one year and all options not exercised expire five or ten years after the date of grant.

Stock option activity for each of the last three years was as follows:


                                                              WEIGHTED
                                                              AVERAGE
                                             NUMBER OF        EXERCISE
                                              OPTIONS          PRICE
                                             ---------        --------
Outstanding at January 1, 2001               3,364,000        $  12.41
   Granted                                   2,082,396           19.33
   Exercised                                  (551,800)           6.83
   Forfeited                                   (37,840)          15.49
                                             ---------        --------
Outstanding at December 31, 2001             4,856,756           15.99
   Granted                                     254,544           15.21
   Exercised                                  (305,989)           9.00
   Forfeited                                   (43,414)          15.54
                                             ---------        --------
Outstanding at December 31, 2002             4,761,897           16.40
   Granted                                   1,471,248           13.65
   Exercised                                  (493,131)          11.01
   Forfeited                                   (91,056)          20.76
                                             ---------        --------
Outstanding at December 31, 2003             5,648,958        $  16.08
                                             =========        ========
Exercisable at December 31, 2001             1,570,200        $  13.44
                                             ---------        --------
Exercisable at December 31, 2002             2,382,386        $  15.44
                                             ---------        --------
Exercisable at December 31, 2003             2,914,074        $  16.01
                                             =========        ========

The following table summarizes information about stock options outstanding at December 31, 2003.

                                    WEIGHTED       WEIGHTED
                                    AVERAGE        AVERAGE
     EXERCISE           NUMBER OF   EXERCISE      REMAINING
      PRICE              OPTIONS     PRICE       LIFE (YEARS)
    ---------           ---------   --------     ------------
OUTSTANDING:
   $ 1.00                  64,975   $   1.00         1.0
   $ 4.06 to $ 9.81     1,304,803       6.18         7.1
   $13.12 to $15.25     1,075,295      13.42         6.9
   $18.25 to $19.75     1,368,575      18.90         5.5
   $21.19 to $32.00     1,835,310      23.12         8.0
                        ---------   --------         ---
                        5,648,958   $  16.08         6.9
                        =========   ========         ===
EXERCISABLE:
   $ 1.00                  64,975   $   1.00
   $ 4.06 to $ 9.81       571,250       6.16
   $13.12 to $15.25       635,706      13.62
   $18.25 to $19.75     1,090,625      19.05
   $21.19 to $32.00       551,518      24.71
                        ---------   --------
                        2,914,074   $  16.01
                        =========   ========

The weighted average per-share fair values at date of grant for options granted during 2003, 2002 and 2001 were estimated to be $12.08, $12.24 and $11.61, respectively.

Rowan uses the intrinsic value method of accounting for stock-based employee compensation, whereby the cost of each option is measured as the difference between the market price per share and the option price per share on the date of grant, pursuant to Accounting Principles Board Opinion No. 25. The compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. Rowan estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123 and 148, under which compensation cost is based upon estimated fair values, would have reduced (increased) reported amounts of net income
(loss) and net income (loss) per share as follows (in thousands, except per share amounts):

                                       2003             2002          2001
                                       ----             ----          ----

Net income (loss), as reported       $  (7,774)     $  86,278      $ 76,998
Stock-based compensation, net
   of related tax effects:
   As recorded under APB 25              4,624          4,661         4,976
   Pro forma under SFAS 123             (9,000)        (8,590)       (8,340)
                                     ---------      ---------      --------
Pro forma net income (loss)          $ (12,150)     $  82,349      $ 73,634
                                     =========      =========      ========
Net income (loss)
   per basic share:
     As reported                     $    (.08)     $     .92      $    .82
     Pro forma                            (.13)           .88           .78
Net income (loss)
   per diluted share:
     As reported                          (.08)           .90           .80
     Pro forma                            (.13)           .86           .77
                                     =========      =========      ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following weighted average assumptions:

                                  2003        2002        2001
                                  ----        ----        ----
Expected life in years             3.0         3.5         3.2
Risk-free interest rate            1.7%        2.3%        3.4%
Expected volatility               54.5%       54.8%       55.5%

The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, as amended, provides for the issuance to key employees of up to $35 million in floating-rate subordinated convertible debentures, of which $30 million has been issued. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2003, all $4.8 million principal amount of Series A debentures issued in 1998, all $9.6 million principal amount of Series C debentures issued in 2000, all $9.6 million principal amount of Series D debentures issued in 2001 and all $1.2 million principal amount of Series E debentures issued in 2001 were outstanding. Of the $4.8 million principal amount of Series B debentures issued in 1999, $4.5 million was outstanding at December 31, 2003. The outstanding Series A, B, C, D and E debentures are collectively convertible into 1,212,386 shares of Rowan's common stock.

Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating-rate subordinated convertible debentures totaling $19.9 million were issued by the Company. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company's charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2003, all $9.6 million of Series I and Series II debentures, issued in 1986 and 1987, had been converted into an aggregate 1,391,304 shares of Rowan's common stock. Of the $10.3 million principal amount of Series III debentures issued in 1994, $7.3 million was outstanding at December 31, 2003 and is ultimately convertible into 1,081,483 shares of Rowan's common stock.

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

4.   OTHER CURRENT LIABILITIES

Other current liabilities consisted of (in thousands):

                                            DECEMBER 31,
                                      -----------------------
                                        2003          2002
                                      ---------    ----------
Deferred revenues                     $  11,510    $    4,518
Accrued liabilities:
   Income taxes                              35            17
   Compensation and related
     employee costs                      39,954        24,046
   Interest                               7,147         7,453
   Taxes and other                       10,554         7,483
                                      ---------    ----------
Total                                 $  69,200    $   43,517
                                      =========    ==========

5.   RESTRICTIONS ON RETAINED EARNINGS

Rowan's Title XI debt agreements contain financial covenants that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $254 million of retained earnings available for distribution at December 31, 2003. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

6.   BENEFIT PLANS

Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides certain health care and life insurance benefits for retired drilling and aviation employees.

Changes in plan assets and obligations during 2003 and 2002 and the funded status of the plans at December 31, 2003 and 2002 were as follows (in thousands):

                                 PENSION BENEFITS                OTHER BENEFITS
                                 ----------------                --------------
                               2003            2002           2003           2002
                               ----            ----           ----           ----
BENEFIT OBLIGATIONS:
   Balance,
     January 1              $   297,908     $  231,256      $ 61,660       $ 52,529
   Service cost                  12,436          9,371         2,461          1,903
   Interest cost                 19,634         17,159         3,942          3,653
   Plan changes                      22
   Actuarial loss                20,374         49,255         1,985          5,241
   Benefits paid                (10,456)        (9,133)       (2,358)        (1,666)
                            -----------     ----------      --------       --------
   Balance,
     December 31                339,918        297,908        67,690         61,660
                            ===========     ==========      ========       ========
PLAN ASSETS:
   Fair value,
     January 1                  158,203        170,740
   Actual return                 23,589        (11,023)
   Employer
     contributions               22,742          7,619
   Benefits paid                (10,456)        (9,133)
                            -----------     ----------      --------       --------
   Fair value,
     December 31                194,078        158,203
                            ===========     ==========      ========       ========
Funded status                  (145,840)      (139,705)      (67,690)       (61,660)
Unrecognized
   amounts:
   Actuarial loss               131,962        125,313        21,834         20,816
   Transition
     obligation                                                6,808          7,565
   Prior service cost             1,197          1,386        (3,193)        (3,505)
                            ===========     ==========      ========       ========
Net liabilities
   recognized                   (12,681)       (13,006)      (42,241)       (36,784)
Additional
   minimum
   liability                    (85,315)       (86,309)
                            -----------     ----------      --------       --------
Net benefit
   liabilities              $   (97,996)    $  (99,315)     $(42,241)      $(36,784)
                            ===========     ==========      ========       ========

The additional minimum pension liability shown in the preceding table reflects actuarially-determined unfunded accumulated pension benefit obligations at each year end, and is included in the Company's Consolidated Balance Sheet, as follows (in thousands):

                                              DECEMBER 31,
                                        ---------------------
                                          2003         2002
                                          ----         ----
Goodwill and other assets               $  1,184    $   1,386
Accumulated other comprehensive loss      84,131       84,923
                                        --------    ---------
Other liabilities                       $ 85,315    $  86,309
                                        ========    =========

Additional information related to Rowan's pension plans are as follows (in thousands):

                                            DECEMBER 31,
                                      -----------------------
                                         2003         2002
                                         ----         ----
Projected benefit obligation          $  339,918   $  297,908
Accumulated benefit obligation           292,051      257,518
Fair value of plan assets                194,078      158,203

Net periodic pension cost included the following components (in thousands):

                                    YEAR ENDED DECEMBER 31,
                            -----------------------------------
                               2003        2002         2001
                               ----        ----         ----
Service cost                $  12,436   $    9,371   $    7,482
Interest cost                  19,634       17,159       15,678
Expected return on
   plan assets                (16,935)     (18,522)     (17,374)
Recognized actuarial loss       7,071          654
Amortization of
   prior service cost             211          209          269
                            ---------   ----------   ----------
Total                       $  22,417   $    8,871   $    6,055
                            =========   ==========   ==========

Other benefits cost included the following components (in thousands):

                                    YEAR ENDED DECEMBER 31,
                            -----------------------------------
                              2003         2002         2001
                              ----         ----         ----
Service cost                $   2,461   $    1,903   $    1,578
Interest cost                   3,942        3,653        2,983
Recognized actuarial loss         967          630          161
Amortization:
   Transition obligation          757          756          756
   Prior service cost            (312)        (313)        (312)
                            ---------   ----------   ----------
Total                       $   7,815   $    6,629   $    5,166
                            =========   ==========   ==========

Assumptions used to determine benefit obligations were as follows:

                                             DECEMBER 31,
                                    --------------------------
                                    2003        2002      2001
                                    ----        ----      ----
Discount rate                       6.25%       6.50%     7.25%
Rate of compensation increase        4.0%        4.0%      4.0%
                                    ====        ====      ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

Assumptions used to determine net periodic benefit costs were as follows:

                                    YEAR ENDED DECEMBER 31,
                                   -------------------------
                                   2003      2002       2001
                                   ----      ----       ----
Discount rate                      6.50%     7.25%      7.75%
Expected return on plan assets      9.0%      9.5%       9.5%
Rate of compensation increase       4.0%      4.0%       4.0%

The pension plans had weighted average asset allocations as follows:

                                                    ALLOCATION AT
                                                     DECEMBER 31,
                                                    -------------
Asset category                                      2003       2002
                                                    ----       ----
Rowan common stock                                   20%        23%
S&P 500 index fund                                   19%         0%
Other equity securities                              39%        39%
Debt securities                                      18%        20%
Cash and other                                        4%        18%
                                                    ---        ---
Total                                               100%       100%
                                                    ===        ===

Approximately 60% of the plans' assets are actively managed by investment companies who tailor asset mix between debt and equity securities to strive for an average annual return of at least 8.5%. Plan management has imposed certain investment criteria on the managers to enhance portfolio diversification and asset quality, including overall debt-equity allocation, number of holdings, minimum market capitalizations, a preference for dividend-paying equities and a prohibition against certain industries or high-risk situations. Individual manager performance is regularly evaluated against the target return and broad market benchmarks.

Rowan's common stock has averaged a 10.4% annual return since its 1967 initial public offering. Subject to regulatory limits, the plans have acquired Rowan shares at various dates over the years at what were believed to be depressed prices in order to enhance long-term returns. The plans held 1,630,000 shares of Rowan common stock at December 31, 2003 having a market value of $37.8 million. Such shares were acquired at an average cost of $5.49 per share.

In an effort to improve equity diversification and take advantage of the recovering U.S. economy and equity markets, recent contributions made to the plans have been directed towards a low-cost equity index fund comprised of companies in the Standard & Poors 500.

The plans attempt to maintain enough available cash to cover at least one year's benefit payments and ongoing administrative expenses. Additionally, $7.9 million of the plans' assets were invested in a dedicated bond fund at December 31, 2003. The plans had a basis in these assets of $5.1 million yielding approximately 3.75% to maturity.

The plans do not have overall target asset allocations. Active management is employed in an attempt to outperform the broader market. Assets are managed for the long-term, with little consideration given to short-term performance or market trends. To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plans at December 31, 2003, which was set at 8.5%.

Rowan currently expects to contribute approximately $20 million in 2004 for its pension and other benefit plans.

The assumed increase in per capita health care costs ranged from 11% for 2004 to 5% for 2010 and thereafter. The Company's average health care cost per employee during 2003 was less than 4% higher than the average in 2002 and virtually unchanged from the average in 2001. A one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

                                         1-PERCENTAGE-POINT CHANGE
                                         -------------------------
                                           INCREASE      DECREASE
                                           --------      --------
Increase (decrease) in:
   Service and interest cost             $       582     $    (512)
   Postretirement benefit obligation           4,858        (4,400)

The Company also sponsors defined contribution plans covering substantially all employees. Rowan contributed to the plans about $4.3 million in 2003, $4.2 million in 2002 and $3.9 million in 2001.

7.   INCOME TAXES

The detail of income tax provisions (credits) is presented below (in thousands):

                                         YEAR ENDED DECEMBER 31,
                                --------------------------------------
                                   2003          2002           2001
                                   ----          ----           ----
Current:
   Federal                      $    (643)   $     (6,863)    $   (871)
   Foreign                             (7)             86           81
   State                              149              66          103
                                ---------    ------------     --------
   Total current provision           (501)         (6,711)        (687)
Deferred                           (3,677)         53,252       43,896
                                ---------    ------------     --------
Total                           $  (4,178)   $     46,541     $ 43,209
                                =========    ============     ========

Rowan's provision (credit) for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income (loss) before income taxes, as follows (in thousands):

                                          YEAR ENDED DECEMBER 31,
                               -----------------------------------------
                                  2003             2002          2001
                                  ----             ----          ----
Statutory rate                          35%             35%           35%
Tax at statutory rate          $    (4,183)     $   46,487     $  42,072
Increase (decrease)
   due to:
     Foreign companies'
        operations                     778             668           228
     Research and devel-
        opment tax credit             (575)
     Other - net                      (198)           (614)          909
                               -----------      ----------     ---------
Total provision (credit)       $    (4,178)     $   46,541     $  43,209
                               ===========      ==========     =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2003 and 2002, were as follows (in thousands):

                                                   DECEMBER 31,
                          ------------------------------------------------------------
                                     2003                           2002
                          ---------------------------     ----------------------------
                            CURRENT       NON-CURRENT       CURRENT       NON-CURRENT
                            -------       -----------       -------       -----------
Deferred tax assets:
   Accrued employee
     benefit plan
     costs                $     5,137     $     36,221    $    2,887     $      41,629
   Alternative
     minimum tax                5,042                          5,042
   Net operating loss
     carryforward              54,705
   Research and
     development
     tax credit                                  3,363
   Other                        1,590           11,897         2,926             9,024
                          -----------     ------------    ----------     -------------
                               66,474           51,481        10,855            50,653
Less valuation
   allowance                                    (3,363)
                          -----------     ------------    ----------     -------------
Net deferred
   tax assets                  66,474           48,118        10,855            50,653
                          ===========     ============    ==========     =============
Deferred tax
   liabilities:
   Property, plant
     and equipment                             258,121                         208,478
   Other                                         8,276                           8,235
                          -----------     ------------    ----------     -------------
                                               266,397                         216,713
                          -----------     ------------    ----------     -------------
Deferred tax asset
   (liability)- net       $    66,474     $   (218,279)   $   10,855     $    (166,060)
                          ===========     ============    ==========     =============

During 2003, Rowan developed a claim for an income tax credit for qualifying research and development activities undertaken and expenditures made over the past several years. The Company claimed a portion of such credit in amending certain prior years' tax returns, and reduced its 2003 tax provision by $0.6 million, the estimated amount of taxes recoverable from the credit claimed. The remaining amount of the credit, estimated at $3.4 million at December 31, 2003, may not be recoverable and was therefore fully offset by a valuation allowance at year end. Rowan did not deem necessary a valuation allowance against its deferred tax assets at December 31, 2002.

At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of $54.7 million, which will expire, if not utilized, in 2023.

Undistributed earnings of Rowan's foreign subsidiaries were estimated to be $47.6 million at December 31, 2003. Deferred income taxes have not been provided on undistributed foreign earnings because such earnings are considered permanently invested abroad. Determination of the deferred tax liability that would result upon repatriation of the Company's undistributed foreign earnings is not practicable.

Income (loss) before income taxes consisted of $(9.4) million, $136.5 million and $106.7 million of domestic earnings (losses), and $(2.6) million, $(3.7) million and $13.5 million of foreign earnings (losses) in 2003, 2002 and 2001, respectively.

Income tax refunds exceeded payments by $2.5 million in 2003 and income tax payments exceeded refunds by $12.8 million and $16.7 million in 2002 and 2001, respectively.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2003, the carrying amounts of Rowan's cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company's floating-rate debt approximated its fair value at December 31, 2003 as such instruments bear short-term, market-based interest rates. The fair value of Rowan's fixed-rate debt at December 31, 2003 was estimated to be approximately $385 million, or a $20 million premium to carrying value, based upon quoted market prices for similar issues.

9. COMMITMENTS AND CONTINGENT LIABILITIES

During 1984 and 1985, Rowan sold two cantilever jack-ups, Rowan-Halifax and Cecil Provine and leased each rig back under operating leases with initial lease periods that expired during 2000. At that time, Rowan exercised its option to extend each lease for a period of seven and one-half years, with semi-annual lease payments equal to one-half of the weighted average lease payments made during the original lease periods.

Rowan has operating leases covering six anchor-handling, towing and supply
(AHTS) boats deployed in support of its Gulf of Mexico drilling business. The five-year lease agreements contain purchase options and expire during 2004 and 2005.

The Company has other operating leases covering aircraft hangars, offices and computer equipment. Net rental expense under all operating leases was $49.7 million in 2003, $51.5 million in 2002 and $56.0 million in 2001.

At December 31, 2003, the future minimum payments to be made under noncancelable operating leases were as follows (in thousands):

2004                   $  39,386
2005                      21,487
2006                      11,016
2007                      10,329
2008                       5,260
Later years                  604
-----------            ---------
Total                  $  88,082
===========            =========

Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and was contingently liable for performance under such agreements to the extent of approximately $10.5 million at December 31, 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

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

Rowan currently estimates 2004 capital expenditures will be approximately $120 million, including about $75 million towards construction of the Tarzan Class rigs Scooter Yeargain and Bob Keller.


10. SEGMENTS OF BUSINESS

Rowan has three operating segments: contract drilling of oil and gas wells, both onshore and offshore ("Drilling"), helicopter and fixed-wing aircraft services ("Aviation") and the manufacture and sale of heavy equipment for the mining, timber and transportation industries, alloy steel and steel plate and drilling products ("Manufacturing"). Rowan's reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in Rowan's summary of significant accounting policies. See Note 1 for further information.

Drilling services are provided in domestic and foreign areas. Aviation services are provided primarily in Alaska, the western United States and along the Gulf Coast and include commuter airline, flightseeing and forest fire control services as well as oil and gas related flying. Manufacturing operations are primarily conducted in Longview, Texas, Vicksburg, Mississippi and Houston, Texas, though products are shipped throughout the United States and to many foreign locations.

Assets are ascribed to a segment based upon their direct use. Rowan classifies its drilling rigs as domestic or foreign based upon the rig's operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets.

Rowan's total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

                                                 DECEMBER 31,
                                ----------------------------------------------
                                     2003           2002             2001
                                     ----           ----             ----
Consolidated assets:
   Drilling                     $   1,746,677   $   1,642,320   $    1,567,137
   Manufacturing                      281,389         249,562          217,169
   Aviation                           162,743         162,622          154,649
                                -------------   -------------   --------------
Total                           $   2,190,809   $   2,054,504   $    1,938,955
                                =============   =============   ==============
Property, plant and
   equipment - net:
   Domestic                     $   1,269,143   $   1,094,053   $    1,181,960
   Eastern Canada                     204,244         212,033          218,831
   North Sea                          251,910         259,887           16,327
   Other foreign                        2,922           1,171            1,725
                                -------------   -------------   --------------
Total                           $   1,728,219   $   1,567,144   $    1,418,843
                                =============   =============   ==============

At December 31, 2003, 40 drilling rigs, including 22 offshore rigs, were located in domestic areas and two offshore rigs were located in foreign areas.

Information regarding revenues and profitability by operating segment is as follows (in thousands):

                                   YEAR ENDED DECEMBER 31,
                           -------------------------------------
                              2003         2002          2001
                              ----         ----          ----
Revenues:
   Drilling services       $  421,412   $  357,244   $   486,291
   Manufacturing sales
     and services             133,186      118,120       102,150
   Aviation services          124,490      141,894       142,623
                           ----------   ----------   -----------
Consolidated               $  679,088   $  617,258   $   731,064
                           ==========   ==========   ===========
Operating profit (loss)*:
   Drilling services       $   30,640   $   (2,452)  $   136,409
   Manufacturing sales
     and services               2,243          837         5,686
   Aviation services           (5,390)      13,808        10,206
                           ----------   ----------   -----------
Consolidated               $   27,493   $   12,193   $   152,301
                           ==========   ==========   ===========

* Income (loss) from operations before deducting general and administrative expenses

Excluded from the preceding table are the effects of transactions between segments. During 2003, 2002 and 2001, Rowan's manufacturing division provided approximately $135.9 million, $112.9 million and $118.1 million, respectively, of products and services to the drilling division and Rowan's aviation division provided approximately $2.2 million, $2.2 million and $1.4 million, respectively, of flight services to the drilling division.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              ROWAN COMPANIES, INC.

Foreign-source revenues were as follows (in thousands):

                                  YEAR ENDED DECEMBER 31,
                           -------------------------------------
                             2003          2002         2001
                             ----          ----         ----
Drilling services:
   Eastern Canada          $   29,140   $   19,635   $    44,296
   North Sea                   30,006       16,265           287
Manufacturing sales
   and services                 7,611        2,280         2,798
Aviation services                 768        2,082         2,483
                           ----------   ----------   -----------
Total                      $   67,525   $   40,262   $    49,864
                           ==========   ==========   ===========

Rowan had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from two customers during 2003 (14% and 10%) and one customer during each of 2002 (13%) and 2001 (14%).

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

Certain other financial information for each of Rowan's operating segments is summarized as follows (in thousands):

                                 YEAR ENDED DECEMBER 31,
                           -------------------------------------
                              2003         2002         2001
                              ----         ----         ----
Depreciation and
   amortization:
   Drilling                $   60,647   $   54,850   $   46,462
   Manufacturing                8,715        7,441        7,772
   Aviation                    17,489       15,800       14,265
Capital expenditures:
   Drilling                   215,967      205,628      270,341
   Manufacturing               18,291       14,839       10,048
   Aviation                    16,205       22,429       24,791
Repairs and maintenance:
   Drilling                    45,593       43,773       47,035
   Manufacturing               11,871       10,503       10,155
   Aviation                    18,265       19,758       22,558

11.  RELATED PARTY TRANSACTIONS

A Rowan director served until August 2003 as a Managing Director for a financial institution to which the Company paid interest and lending fees totaling $1.0 million in 2003, $0.7 million in 2002 and $6.4 million in 2001. Transactions with this lender were on terms and conditions, and involved interest rates and fees, then prevailing in the market and were reviewed and ratified by the Company's Board of Directors.

A Rowan director served as Vice President for one of the Company's drilling customers through May 2002. Transactions with this customer were on terms and conditions, and involved day rates and operating costs, which were comparable to those experienced by Rowan in connection with third-party contracts for similar rigs. Because of the aforementioned relationship, the contracts between Rowan and this customer were reviewed and ratified by the Company's Board of Directors. Related revenues were approximately $5.1 million in 2001.

12.  SUBSEQUENT EVENT

In December 2003, Rowan filed a $500 million universal shelf registration statement. In early 2004, the Company sold 11.5 million shares of common stock, consisting of approximately 1.7 million shares of treasury stock that cost an average of $17.33 per share, and 9.8 million newly-issued shares. The net proceeds of approximately $265 million were retained for general corporate purposes, including working capital and capital expenditures.

                          INDEPENDENT AUDITORS' REPORT

                              ROWAN COMPANIES, INC.

ROWAN COMPANIES, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for Goodwill and Other Intangible Assets.

[/s/ DELOITTE & TOUCHE LLP]

Houston, Texas
March 5, 2004

                        SELECTED QUARTERLY FINANCIAL DATA
                                   (UNAUDITED)

                              ROWAN COMPANIES, INC.

The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 2002 and 2003 includes, in the Company's opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

                             FIRST        SECOND         THIRD        FOURTH
                            QUARTER       QUARTER       QUARTER       QUARTER
                            -------       -------       -------       -------
2002:
Revenues                   $  137,805   $  148,498    $  184,153    $    146,802
Operating
   profit (loss)              (13,280)      (5,210)       25,875           4,808
Net income
   (loss)                      87,677       (8,739)       10,164          (2,824)
Net income
   (loss) per
   common share:
     Basic                        .93         (.09)          .11            (.03)
     Diluted                      .92         (.09)          .11            (.03)
                           ----------   ----------    ----------    ------------
2003:
Revenues                   $  131,355   $  158,100    $  193,883    $    195,750
Operating
   profit (loss)              (16,525)        (573)       27,455          17,136
Net income
   (loss)                     (17,182)      (6,624)       11,587           4,445
Net income
   (loss) per
   common share:
     Basic                       (.18)        (.07)          .12             .05
     Diluted                     (.18)        (.07)          .12             .05
                           ==========   ==========    ==========    ============

The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.

                         COMMON STOCK PRICE RANGE, CASH
                     DIVIDENDS AND STOCK SPLITS (UNAUDITED)

                              ROWAN COMPANIES, INC.

The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 27, 2004, there were approximately 2,000 holders of record.

                       2003                      2002
               -------------------    ------------------------
QUARTER           HIGH       LOW          HIGH         LOW
-------           ----       ---          ----         ---
First          $   23.80   $ 17.70    $     23.28    $   15.89
Second             25.90     19.28          26.84        20.01
Third              25.62     20.80          22.57        16.36
Fourth             26.72     20.45          24.60        17.40

On April 26, 2002, Rowan's Board of Directors declared a special cash dividend of $.25 per common share which was paid on June 6, 2002 to shareholders of record on May 16, 2002. The Company did not pay any dividends on its common stock during 2003. See Note 5 of the Notes to the Consolidated Financial Statements for restrictions on dividends. Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975. On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by 33.6 shares if still owned at present.