Form 10-K, Exhibit 13
period 2004-12-31
ROWAN COMPANIES INC
filed 2005-03-16
CIK 85408

EXHIBIT 13

RDC 04: Annual Report

FIVE-YEAR FINANCIAL REVIEW

(In thousands except per share amounts and ratios)	2004	2003	2002		2001	2000

Operations

Revenues:
Drilling services	$500,928	$421,412	$357,244		$486,291	$418,948

Manufacturing sales and services	207,573	137,043	120,084		102,150	103,465

Total	708,501	558,455	477,328		588,441	522,413

Costs and expenses:
Drilling services	355,188	330,124	304,846		303,420	256,615

Manufacturing sales and services	178,087	114,644	101,664		79,713	79,408

Depreciation and amortization	77,828	69,362	62,291		54,234	45,713

Selling, general and administrative	40,721	36,095	34,592		36,059	32,395

Total	651,824	550,225	503,393		473,426	414,131

Income (loss) from operations	56,677	8,230	(26,065)		115,015	108,282

Other income (expense):
Net proceeds from Gorilla V settlement			157,125	[1]

Interest expense	(20,911)	(20,027)	(20,645)		(24,240)	(25,652)

Less interest capitalized	2,195	4,142	4,722		11,170	13,510

Interest income	4,408	1,124	4,103		8,350	10,860

Other – net	416	477	303		225	319

Other income (expense) – net	(13,892)	(14,284)	145,608		(4,495)	(963)

Income (loss) from continuing operations before income taxes	42,785	(6,054)	119,543		110,520	107,319

Provision (credit) for income taxes	16,414	(2,114)	41,894		39,819	39,410

Income (loss) from continuing operations	26,371	(3,940)	77,649		70,701	67,909

Discontinued operations:
Income (loss) from discontinued operations, net of taxes	(11,643)	(3,834)	8,629		6,297	2,304

Loss on sale of discontinued operations, net of taxes	(16,001)

Net income (loss)	$(1,273)	$(7,774)	$86,278	[1]	$76,998	$70,213

Per share of common stock:
Net income (loss):
Basic:
Income (loss) from continuing operations	$.25	$(.04)	$.83		$.75	$.73

Income (loss) from discontinued operations	$(.26)	$(.04)	$.09		$.07	$.03

Net income (loss)	$(.01)	$(.08)	$.92		$.82	$.76

Diluted:
Income (loss) from continuing operations	$.25	$(.04)	$.81		$.74	$.72

Income (loss) from discontinued operations	$(.26)	$(.04)	$.09		$.07	$.02

Net income (loss)	$(.01)	$(.08)	$.90	[1]	$.80	$.74

Cash dividends	$–	$–	$.25		$–	$–

Financial Position

Working capital	$579,893	$293,859	$353,927		$305,188	$379,003

Property, plant and equipment – at cost: Drilling equipment	2,278,832	2,133,365	1,922,341		1,634,370	1,553,849

Manufacturing plant and equipment	144,810	138,803	120,705		104,018	94,077

Construction in progress	97,214	135,707	199,352		327,032	157,314

Other property and equipment	98,860	98,281	94,990		87,233	72,709

Total	2,619,716	2,506,156	2,337,388		2,152,653	1,877,949

Property, plant and equipment – net	1,661,898	1,614,597	1,450,559		1,306,932	1,080,637

Total assets	2,492,286	2,190,809	2,054,504		1,938,955	1,678,426

Capital expenditures	136,886	250,463	242,896		305,180	223,082

Long-term debt	574,350	569,067	512,844		438,484	372,212

Common stockholders’ equity	1,408,884	1,136,830	1,131,777		1,108,087	1,052,757

Statistical Information

Current ratio	3.47	2.95	4.05		2.51	4.63

Long-term debt/total capitalization	.29	.33	.31		.28	.26

Book value per share of common stock	$13.12	$12.08	$12.09		$11.84	$11.17

Price range of common stock	$20.44–27.26	$17.70–26.72	$15.89–26.84		$11.10–33.89	$19.06–34.25

[1]	Excluding the Gorilla V settlement, net income (loss) and net income (loss) per diluted share would have been approximately $(16) million and $(.17), respectively.

Rowan Companies, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following analysis highlights Rowan’s operating results for the years indicated (in millions):

	2004	2003	2002

Revenues:
Drilling	$500.9	$421.4	$357.2

Manufacturing	207.6	137.0	120.1

Total	$708.5	$558.4	$477.3

Operating Expenses:*
Drilling	$424.0	$390.8	$359.7

Manufacturing	187.1	123.3	109.1

Total	$611.1	$514.1	$468.8

Operating Profit (Loss):**
Drilling	$76.9	$30.6	$(2.5)

Manufacturing	20.5	13.7	11.0

Total	$97.4	$44.3	$8.5

Selling, General & Administrative Expenses	$40.7	$36.1	$34.6

Income (Loss) From Continuing Operations	$26.3	$(3.9)	$77.7

Income (Loss) From Discontinued Aviation Operations	$(27.6)	$(3.9)	$8.6

Net Income (Loss)	$(1.3)	$(7.8)	$86.3

*	Including depreciation and amortization expense

**	Revenues less operating expenses. Operating Profit (Loss) is Income (Loss) From Operations before Selling, General and Administrative Expenses.

     As indicated in the preceding table, Rowan’s results of operations are heavily dependent upon the performance of our drilling division, which comprises about 95% of our fixed assets and, over the past three years, has generated 73% of our aggregate revenues and 70% of our aggregate operating profit. Our manufacturing division has continued to generate operating profits while leading the effort to expand and upgrade our drilling fleets. The performance of each of our continuing operations over the 2002–2004 period is discussed more fully below.

     On December 31, 2004, Rowan completed the sale of its aviation operations for $118.1 million in cash, before selling expenses and subject to post-closing working capital adjustments. The amounts shown in the table above for Income (Loss) from Discontinued Aviation Operations reflect the net after-tax results of our aviation operations for each of the past three years, the latest of which includes a $16.0 million after-tax loss on the sale.

     Rowan’s selling, general and administrative expenses increased in 2004 due largely to incremental professional service costs incurred in connection with the requirements of the Sarbanes-Oxley Act of 2002.

     The settlement in March 2002 of the Rowan Gorilla V contract dispute yielded approximately $102 million of net income that year, improving upon what otherwise would have been a $16 million net loss. The settlement is discussed more fully under Liquidity and Capital Resources, which follows the review of our operating results.

Drilling Operations

     Rowan’s drilling operating results are a function of rig activity and day rates in our principal operating areas: the Gulf of Mexico, the North Sea and offshore eastern Canada. Rowan is selective in pursuing work in other overseas markets to which our harsh environment jack-up rigs are well suited, and attempts to avoid areas with a history of political or economic instability.

     Rig activity and day rates are primarily determined by energy company budgets for exploration and development expenditures, which are heavily influenced by oil and natural gas prices, and the availability of competitive equipment. Day rates generally follow the trend in rig activity and both have historically declined much faster than they have risen.

     Rowan’s rig fleet consists of 25 offshore rigs, including 24 jack-ups and one semi-submersible, and 18 land rigs. Our offshore fleet features three Gorilla class jack-ups built during the early 1980s, four Super Gorilla class jack-ups constructed during the 1998–2003 period, and one Tarzan Class jack-up delivered in 2004. Our land fleet includes four rigs constructed during
2001–2002 and nine rigs that have been substantially rebuilt in recent years, including two in 2003.

     For the past several years, Rowan’s offshore drilling operations have been focused in the Gulf of Mexico, where 23 of our 25 offshore rigs are currently deployed. This market is extremely fragmented among many oil and gas companies, most of whom are independent operators whose drilling activities are often highly dependent upon near-term operating cash flows. A typical drilling assignment may call for 30–45 days of exploration or development work, performed under a single-well contract with negotiable renewal options. Long-term contracts have been rare, and generally available only from the major integrated oil companies and a few of the larger independent operators. Thus, drilling activity and day rates in this market tend to fluctuate rather quickly, and generally follow trends in natural gas prices. Rowan typically avoids long-term commitments unless they provide opportunities for rate adjustments in the future.

     The North Sea is a mature offshore drilling market that has long been dominated by major oil and gas companies operating within a relatively tight regulatory environment. Drilling assignments can range from several months to several

RDC 04: Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

years and project lead times are often lengthy. Thus, drilling activity and day rates in the North Sea move slowly in response to market conditions, and generally follow trends in oil prices. Following a two-year absence, Rowan returned to the North Sea with the newbuild Rowan Gorilla VII in early 2002, and added Rowan Gorilla V to that market in late 2004.

     Rowan has operated offshore eastern Canada to varying degrees since the early 1980s and our presence in the area peaked at three fully utilized rigs in mid-2000. More recently, demand for harsh environment jack-ups offshore eastern Canada has been sporadic. Rowan has had only one rig approximately 56% utilized in the area over the past three years, which was relocated to the North Sea in 2004.

     Rowan does not cold-stack its drilling rigs during slack periods as we believe the long-term costs of retraining personnel and restarting equipment negates any short-term savings. Thus, our drilling expenses do not typically fluctuate with rig activity, though they have increased as our rig fleets have been expanded. Rig fleet additions in recent years have included the first Tarzan Class jack-up Scooter Yeargain delivered in April 2004, the Super Gorilla XL class jack-up Bob Palmer delivered in August 2003, the Super Gorilla class jack-up Rowan Gorilla VII delivered in early 2002, four new land rigs constructed over the 2001-2002 period and two existing land rigs that were substantially rebuilt during 2003.

2004 compared to 2003

     Rowan’s drilling division generated a $46.3 million increase in operating profit in 2004 compared to 2003. Drilling revenues increased by $79.5 million or 19% in 2004, due to the effects of increases in both drilling activity and average day rates, as follows (in millions):

Increase in drilling activity, including additional rigs	$51.5

Increase in drilling rates	28.0

     Natural gas prices remained fairly stable at well above $5.00 per mcf throughout 2004, due largely to constrained supply coupled with growing demand. At the same time, the size of the competitive Gulf of Mexico jack-up fleet again declined during the year as rigs continued to be attracted to foreign markets. Following the unexpected cancellation of projects for three Gorilla class jack-ups in the first quarter, overall demand for our Gulf of Mexico rigs improved throughout the remainder of 2004, which enabled Rowan to consistently increase average day rates in the area.

     The following table summarizes average natural gas prices and Rowan’s overall Gulf of Mexico fleet utilization and average day rates during 2004:

	NATURAL	AVERAGE	AVERAGE
	GAS (MCF)*	UTILIZATION	DAY RATE

First quarter	$5.71	82%	$39,700

Second quarter	6.16	88%	42,200

Third quarter	5.58	97%	46,500

Fourth quarter	7.29	100%	50,600

Full year	6.18	92%	45,200

*	Source: New York Mercantile Exchange

     We consider only revenue-producing days in computing rig utilization and average day rates. Our average Gulf of Mexico day rate in 2004 as shown in the preceding table was approximately 19% higher than our average for 2003. Our Gulf of Mexico fleet increased to 23 units in May 2004 with the commencement of operations by the Scooter Yeargain.

     Oil prices rose to historic highs during 2004, to a peak of more than $50 per barrel, which helped sustain strong rig demand in many foreign markets and influenced the continued migration of many jack-ups from the Gulf of Mexico. However, market conditions in our principal foreign areas, the North Sea and offshore eastern Canada, did not improve measurably during the year.

     Rowan’s drilling operating results for the first nine months of 2004 were considerably affected by our North Sea drilling contract for Rowan Gorilla VII. The contract, under which operations began in June 2003, specified an 18-month minimum term and provided Rowan with a day rate tied to an average oil price. In March 2004, following declining oil production from the first three wells, we agreed to reduce the day rate under the contract in an attempt to extend the field’s economic life. In late December, we extended the contract at the existing day rate through 2005 and collected $9.6 million toward our outstanding receivables, which paid in full all amounts that originated prior to the fourth quarter. However, the contract could terminate early if field production is inadequate and our collection of additional amounts remains dependent upon cash flows from the project. As a result, we have ceased recognizing further drilling revenues under the contract until they are collected. Accordingly, we did not recognize fourth quarter revenues totaling $10.4 million, which left the year-end balance of recorded receivables related to this contract at zero. Rowan has realized almost $65 million in revenues under the contract since its inception, including more than $35 million during 2004.

Rowan Companies, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Rowan Gorilla V was 87% utilized offshore eastern Canada in 2004 before relocating to the North Sea during the third quarter. After outfitting, the rig began a nine-month drilling assignment in the Glenelg Field in January 2005.

     Rowan’s fleet of 18 deep-well land rigs includes 15 actively-marketed rigs that were 97% utilized in Texas and Louisiana in 2004, and achieved an average day rate of $12,200 during the year, compared to 88% and $10,700 in 2003. Another rig, idle since 2001, is being substantially rebuilt and is expected to return to service by the end of March 2005. Our carrying values and ongoing costs related to the two remaining idle rigs are not significant.

     Our anchor-handling, towing and supply boats were 79% utilized in 2004, compared to 74% in 2003. Each vessel was obtained in 1999-2000 under operating lease agreements that expire in 2005. The boats are fully-crewed by the lessor, but managed by Rowan to provide towing and supply services for our drilling operations and third parties. In February 2005, we assigned the remaining lease term and sold our purchase options on the four larger anchor-handling boats for approximately $21 million in cash. The leases covering the two remaining boats will expire in May 2005, at which time they will be returned to the lessor. Our exit from the marine vessel business should not have a material impact on our continuing operations.

     Drilling operating expenses were about $33.2 million or 8% higher in 2004 compared to 2003, due primarily to the addition of the Bob Palmer in September 2003 and the Scooter Yeargain in May 2004 and higher pension expenses.

2003 compared to 2002

     Rowan’s drilling division generated a $33.1 million increase in operating profit in 2003 compared to 2002. Drilling revenues increased by $64.2 million or 18% in 2003, due to the effects of increases in both drilling activity and average day rates, as follows (in millions):

Increase in drilling activity, including additional rigs	$35.8

Increase in drilling rates	28.4

     Natural gas prices remained fairly stable at or above $5.00 per mcf throughout 2003 and the size of the competitive Gulf of Mexico jack-up fleet declined by more than 10% during the year. Thus, our Gulf of Mexico fleet utilization was consistently strong in 2003 and, as a result, our average day rates in the area improved throughout the year.

     The following table summarizes average natural gas prices and Rowan’s overall Gulf of Mexico fleet utilization and average day rates during 2003:

	NATURAL	AVERAGE	AVERAGE
	GAS (MCF)*	UTILIZATION	DAY RATE

First quarter	$5.92	90%	$34,700

Second quarter	5.74	93%	35,700

Third quarter	4.89	93%	39,100

Fourth quarter	5.43	92%	42,400

Full year	5.49	92%	38,100

*	Source: New York Mercantile Exchange

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

     After being idle for most of the first half of 2003, Gorilla VII began in June a contract to drill and produce wells in the U.K. sector of the North Sea. The rig was 100% utilized in the area throughout the remainder of the year. Rowan Gorilla V was only 58% utilized offshore eastern Canada during 2003.

     Rowan’s fleet of 18 deep-well land rigs includes 15 actively-marketed rigs that were 88% utilized in 2003 and achieved an average day rate of $10,700 during the year, compared to 82% and $9,900 in 2002. Our fleet of six anchor-handling, towing and supply boats was 74% utilized in 2003, compared to 76% in 2002.

     Drilling operating expenses were about $31.1 million or 9% higher in 2003 compared to 2002, due to the addition of the Bob Palmer, the continued expansion of our land rig operations and higher pension and insurance costs.

Outlook

     With generally favorable oil and natural gas prices over the past three years, energy companies have and should continue to realize improved cash flows. We believe that, ultimately, such cash flows will be reinvested in additional drilling projects, as operators react to declining production and the depletion of their reserve base. Of course, the specific timing and extent of this reinvestment, and where it will occur, is unknown.

RDC 04: Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     We believe that reserve potential, existing infrastructure and production royalty waivers will continue to encourage the ultra deep drilling in the shallow waters of the Gulf of Mexico for which our Tarzan Class rigs are designed. Though near-term demand is uncertain, we remain confident in the long-term potential of the harsh environment jack-up market offshore eastern Canada. Recent regulatory and tax changes in the United Kingdom have encouraged increased participation in the North Sea market by independent operators, and we believe that trend will continue.

     We continue to see indications of increased rig demand in other foreign locations, especially in areas with anticipated liquefied natural gas (LNG) potential. We are aggressively pursuing overseas contracts that we believe will maximize the contribution of our offshore rigs and enhance our operating results.

     The majority of our capital investments in recent years have been for new jack-up rigs. These rigs were designed to complement our existing fleet and target emerging market niches, such as simultaneous drilling and production in harsh environments, as currently performed by Gorilla VII, and more efficient deep shelf drilling offered by the Tarzan Class rigs. Though these investments have yet to consistently provide the returns that we originally envisioned, we remain optimistic that they will do so over the long term.

     Worldwide rig demand is inherently volatile and generally varies from one market to the next, as does the supply of competitive equipment. Exploration and development expenditures on the part of energy companies are affected by many factors beyond oil and natural gas price levels and trends, such as political and regulatory policies, seasonal weather patterns, lease expirations, mergers and acquisitions and new oil and gas discoveries. The outlook for most worldwide drilling markets appears to be stable or improving. However, the volatility inherent in the drilling business prevents us from being able to accurately predict whether existing market conditions will continue beyond the near term, or whether any expected improvements will materialize. In response to fluctuating market conditions, we can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when we believe such moves are economically justified. Currently, Rowan’s drilling operations are profitable, but they will be adversely affected should market conditions deteriorate.

Manufacturing Operations

     We have manufacturing facilities in Longview, Texas, Vicksburg, Mississippi and Houston, Texas that produce mining and timber equipment, alloy steel and steel plate, and various drilling rig components. In 2000, we expanded our drilling products group to include the production of oilfield mud pumps and, in early 2002, we acquired, for approximately $8 million of our common stock, net assets of two companies that manufacture AC motors, drive systems and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries.

     Our manufacturing division has designed or built about one-third of all mobile offshore jack-up drilling rigs, including all 24 operated by Rowan. During 2004, the division delivered the first Tarzan Class jack-up, the Scooter Yeargain, and achieved significant construction progress on the second, the Bob Keller.

2004 compared to 2003

     Our manufacturing division achieved a $70.6 million or 52% increase in revenues in 2004 compared to 2003 which, after a $63.8 million or 52% increase in operating expenses, yielded a $6.8 million increase in operating profit between periods.

     The equipment group generated a $36.1 million or 46% increase in revenues in 2004. The group shipped 23 new mining loaders and log stackers during 2004, compared to 14 units in 2003. Parts sales improved by 12% in 2004.

     Growing worldwide demand enabled the steel group to achieve a $13.6 million or 81% increase in revenues in 2004 on a 45% increase in external steel shipments. The group increased average steel selling prices by more than 50% during the year, which helped to offset the impact of higher steel costs on the other manufacturing groups.

     The drilling products group increased outside sales of rig components, parts and fabrication services by $20.9 million or 50% in 2004. The group shipped 23 pumps to outside customers during 2004, up from 15 pumps in 2003.

     Our 2004 manufacturing operating results exclude the effects of approximately $83 million of products and services provided at cost to Rowan’s drilling division during the year, most of which was generated by the drilling products group and attributable to completion of the Scooter Yeargain or construction progress on the Bob Keller.

2003 compared to 2002

     Our manufacturing division achieved a $16.9 million or 14% increase in revenues in 2003 compared to 2002 which, after a $14.2 million or 13% increase in operating expenses, yielded a $2.7 million increase in operating profit between periods.

     The equipment group generated a $16.7 million or 27% increase in revenues in 2003. The group shipped 14 new mining loaders and log stackers during 2003, compared to 12 units in 2002. Parts sales improved by 10% in 2003.

     The steel group suffered a $1.4 million or 7% decrease in revenues in 2003 on a 1% decrease in external steel shipments.

Rowan Companies, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The drilling products group increased outside sales of rig components, parts and fabrication services by $1.6 million or 4% in 2003. The group shipped 15 pumps to outside customers during 2003, up from 11 pumps in 2002.

     Our 2003 manufacturing operating results exclude the effects of approximately $136 million of products and services provided at cost to Rowan’s drilling division during the year, most of which was generated by the drilling products group and attributable to completion of the Bob Palmer or construction progress on the Scooter Yeargain.

Outlook

     Though considerably less volatile than our drilling operations, our manufacturing operations, especially the equipment group, are impacted by world commodities prices; in particular, prices for copper, iron ore, coal and gold. In addition, prospects for our drilling products group are ultimately tied to the condition of the overall drilling industry and its demand for equipment, parts and services. Many commodity prices have set multi-year highs in recent months due to growth in worldwide demand and our external manufacturing backlog, at $76 million, is 65% higher than the prior-year level. We are optimistic that prices will remain firm, enabling this nascent recovery in the mining equipment business to continue. We cannot, however, accurately predict the magnitude or duration of the recovery or its impact on our operations. Rowan’s manufacturing operations will be adversely affected should market conditions deteriorate.

LIQUIDITY AND CAPITAL RESOURCES

     Key balance sheet amounts and ratios for 2004 and 2003 were as follows (dollars in millions):

DECEMBER 31,	2004	2003

Cash and cash equivalents	$466.0	$57.8

Current assets	$814.7	$444.2

Current liabilities	$234.8	$150.4

Current ratio	3.47	2.95

Current maturities of long-term debt	$64.9	$55.3

Long-term debt	$574.4	$569.1

Stockholders’ equity	$1,408.9	$1,136.8

Long-term debt/total capitalization	.29	.33

     Reflected in the comparisons above are the effects of the following 2004 transactions: net proceeds of $265 million from the sale of 11.5 million shares of common stock; net proceeds of $117 million from the sale of aviation operations; capital expenditures of $136.9 million; proceeds from borrowings of $70.8 million and debt repayments of $55.9 million. Net cash provided by operations was $117.1 million in 2004, consisting of approximately $132 million of non-cash or non-operating adjustments to Rowan’s 2004 net loss, including $96 million of depreciation and a $24 million pre-tax loss on the sale of our aviation operations, partially offset by a $15 million net investment in working capital during the year.

     In December 2003, Rowan filed a $500 million universal shelf registration statement. In early 2004, we sold 11.5 million shares of common stock, consisting of approximately 1.7 million shares of treasury stock and 9.8 million newly issued shares. The net proceeds of approximately $265 million were retained for general corporate purposes, including working capital and capital expenditures.

     On December 31, 2004, Rowan completed the sale of Era Aviation, Inc. for approximately $118.1 million in cash, before selling expenses and subject to post-closing working capital adjustments.

     Capital expenditures in 2004 included $87.1 million towards construction of the first two Tarzan Class jack-up rigs, the Scooter Yeargain and the Bob Keller. The Tarzan Class was designed specifically for deep drilling in water depths up to 300 feet on the outer continental shelf in the Gulf of Mexico, offering drilling capabilities similar to our Super Gorilla class jack-ups, but with reduced environmental criteria (wind, wave and current) and at less than one-half the construction cost.

     The Scooter Yeargain was delivered on April 29, 2004. We financed $91.2 million of the cost of the rig through a 15-year floating-rate bank loan guaranteed by the U.S. Department of Transportation’s Maritime Administration (“MARAD”). Under the MARAD Title XI Program, we obtain reimbursements for expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at .15% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by April 29, 2007. Interest is payable semi-annually on each May 10 and November 10 and the first of 30 semi-annual principal repayments occurred on November 10, 2004. The Scooter Yeargain secures the government guarantee. At December 31, 2004, we had $88.2 million outstanding under this loan, which bore interest at an annual rate of about 2.42%.

     The Bob Keller is being constructed at Vicksburg, Mississippi with delivery expected during the third quarter of 2005. We are financing up to $89.7 million of the cost of the rig through a 15-year floating-rate bank loan guaranteed under the Title XI Program. Interest is payable semi-annually on each May 10 and November 10 and the first of 30 semi-annual principal repayments will be made on May 10, 2005. The Bob Keller secures the government guarantee. At December 31, 2004, we had borrowed about $51.7 million under this loan, which bore interest at an annual rate of about 2.42%.

RDC 04: Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     Construction of one additional Tarzan Class jack-up began in January and a fourth rig is tentatively planned, subject to market conditions. We have applied to MARAD for Title XI government-guaranteed financing for up to $176 million of the cost of Tarzans III and IV on terms and conditions similar to those in effect for the first two Tarzan Class rigs. However, we may be unable to obtain this or any other outside financing, in which case we could be forced to use existing working capital, if sufficient, or postpone construction.

     Capital expenditures encompass new assets or enhancements to existing assets as expenditures for maintenance and repairs are charged to operations as incurred. The remainder of 2004 capital expenditures was primarily for major enhancements to existing offshore rigs and manufacturing facilities and purchases of aircraft components. Our 2005 capital budget has initially been set at about $150 million, including approximately $105 million for the second and third Tarzan Class rigs. We will review and adjust the capital budget as necessary to take advantage of market opportunities in our drilling and manufacturing businesses.

     Construction of the Bob Palmer, an enhanced version of our Super Gorilla class jack-up designated as Super Gorilla XL, was completed in August 2003. The Bob Palmer is outfitted with 713 feet of leg, 139 feet more than Gorillas V, VI or VII, and has 30% larger spud cans enabling operation in the Gulf of Mexico in water depths up to 550 feet. The rig was also designed to operate in water depths up to 400 feet in the hostile environments offshore eastern Canada and in the North Sea.

     Rowan financed $187.3 million of the cost of the Bob Palmer through an 18-year bank loan guaranteed under the Title XI Program. Outstanding borrowings bear interest at .25% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by August 18, 2007. Interest is payable semi-annually on each January 15 and July 15 through 2021. The Bob Palmer secures the government guarantee. At December 31, 2004, we had $176.9 million of the credit facility outstanding, which bore interest at an annual rate of about 2.52%.

     Construction of Rowan Gorilla VII, completed in December 2001, was substantially financed through a $185.4 million government-guaranteed bank note issued under the Title XI Program. On June 30, 2003, we fixed the interest rate on all outstanding principal amounts at 2.8%. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Gorilla VII secures the government guarantee. Outstanding borrowings totaled $139.0 million at December 31, 2004.

     Construction of Rowan Gorilla VI, completed in June 2000, was substantially financed through a $171 million government-guaranteed bank note issued under the Title XI Program. On March 15, 2001, we fixed the interest rate on all outstanding principal amounts at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Gorilla VI secures the government guarantee. Outstanding borrowings totaled $106.9 million at December 31, 2004.

     Construction of Rowan Gorilla V, completed in late 1998, was substantially financed through two government-guaranteed bank notes totaling $153.1 million issued under the Title XI Program in 1997 and 1998. Principal and accrued interest are payable semi-annually on each January 1 and July 1 through 2010. Gorilla V secures the government guarantees. Outstanding borrowings at December 31, 2004, were as follows: $33.5 million at 6.94% and $43.0 million at 6.15%.

Contractual Obligations and Commercial Commitments

     The following is a summary of our contractual obligations at December 31, 2004(dollars in millions)

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	WITHIN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS

Long-term debt and interest [1]	$759.9	$87.1	$166.6	$156.0	$350.2

Operating leases	44.3	17.1	21.7	5.5	—

Purchase obligations	2.1	1.2	0.6	0.2	0.1

Total	$806.3	$105.4	$188.9	$161.7	$350.3

[1]	Amounts represent contractual principal and interest payments. Interest amounts reflect either stated fixed rates or assume current floating rates remain constant throughout the period.

     Operating lease obligations include payments due under agreements covering six anchor-handling, towing and supply boats. In February 2005, we assigned the remaining lease term covering the four larger boats, thereby avoiding approximately $2.1 million of lease payments, and sold our purchase options for about $21 million in cash. The leases covering the two remaining boats will expire in May 2005, at which time they will be returned to the lessor.

     Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and was contingently liable for performance under such agreements to the extent of approximately $27.5 million at December 31, 2004. The Company does not hold or issue derivative financial instruments.

     Rowan’s debt agreements contain provisions that require minimum levels of working capital and stockholders’ equity, limit the amount of long-term debt and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. The Company was in compliance with each of its debt covenants at December 31, 2004.

Rowan Companies, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     Over the past three years, Rowan has contributed about $50 million to its defined benefit pension plans, including almost $20 million during 2004. Minimum contribution amounts are determined based upon actuarial calculations of pension assets and liabilities that involve, among other things, assumptions about long-term asset returns and interest rates. Similar calculations were used to estimate pension costs and obligations as reflected in our consolidated financial statements, which showed an accumulated other comprehensive loss resulting from unfunded pension liabilities of $70.8 million at December 31, 2004. Recent actuarial calculations indicate that, assuming plan assets perform as expected and interest rates are unchanged from present levels, additional pension contributions will be required over the next several years, in average annual amounts that exceed the contribution rate of the past three years. For this reason, we elected to utilize a portion of the net proceeds received upon the sale of our aviation operations in December 2004 to make an additional contribution of $60 million to our pension plans in January 2005. We expect to make further pension contributions totaling up to $9 million in 2005 and, based upon current funding assumptions, another $75 million in pension contributions over the 2006–2010 period. We currently estimate that our 2005 pension expense will decrease by approximately $6 million or about one-fourth from 2004.

     On April 26, 2002, in conjunction with the settlement of the Gorilla V contract dispute as discussed below, our Board of Directors declared a special cash dividend of $.25 per share of common stock that was paid on June 6, 2002 to shareholders of record on May 16, 2002. Rowan did not pay any dividends during 2003 or 2004 and, at December 31, 2004, had approximately $527 million of retained earnings available for distribution to stockholders under the most restrictive provisions of our debt agreements. On January 27, 2005, in conjunction with the sale of our aviation operations, our Board of Directors declared a special cash dividend of $.25 per share of common stock that was paid on February 25, 2005 to shareholders of record on February 9, 2005. Future dividends, if any, will only be paid at the discretion of the Board of Directors.

     During 2000 and 2001, we repurchased in the open market 1,435,300 shares of Rowan’s outstanding common stock at an average cost of $16.93 per share. On January 31, 2002, in connection with the OEM acquisition, we issued from treasury 439,560 shares of Rowan common stock valued at approximately $8 million. Later in 2002, we repurchased another 738,700 shares of Rowan’s outstanding common stock at an average cost of $17.87 per share. The 1.7 million shares we held in treasury at December 31, 2003 had an average cost of $17.33 per share and were included within the sale of 11.5 million shares of common stock in early 2004 at a net price of $23.05 per share.

     Based on current and anticipated near-term operating levels, we believe that 2005 operations, together with existing working capital and available financial resources, will be adequate to sustain planned capital expenditures and debt service and other requirements at least through the remainder of 2005. We currently have no other available credit facilities, but believe financing could be obtained if deemed necessary.

     In October 2002, our jack-up rig, Rowan-Houston, collapsed and sank during Hurricane Lili after encountering wind gusts and wave heights that greatly exceeded the 50-year storm criteria in the Gulf of Mexico. The failure of the starboard leg gear unit foundation was the most likely cause of the sequence of events that led to the rig’s ultimate collapse and sinking. Prior to the end of 2002, we received the full insured value of the rig, which exceeded its carrying value. The removal of wreckage was completed in 2004, with the cost fully reimbursed by our insurance coverage.

     During November 2001, an English Court ruled in Rowan’s favor and dismissed the plaintiff’s claim that it had been entitled to terminate its drilling contract for the use of the jack-up rig Rowan Gorilla V. The Court ordered that Rowan be paid $88.6 million for day rates, damages, interest and interim legal costs. Because the matter was under appeal, this amount was deferred at year-end 2001. In March 2002, a settlement agreement was reached whereby all litigation was dropped and we received an additional $84.2 million. In total, Rowan received $175 million in connection with the Gorilla V contract dispute, which is shown, net of incremental legal costs and expenses, as Other income on the Consolidated Statement of Operations for the year ended December 31, 2002.

     On March 23, 2004, our aviation division lost a Sikorsky S-76 helicopter in the Gulf of Mexico with two crew members and eight passengers onboard. The National Transportation Safety Board is conducting an investigation into the crash with our full cooperation. The impact of this incident on our financial statements has not been and should not be material due to insurance coverage.

     In the third quarter of 2004, Rowan learned that a unit of the U.S. Department of Justice is conducting a criminal investigation of environmental matters involving several of our offshore drilling rigs. Rowan is cooperating with the investigation. The Company does not have sufficient information at this time to comment on the outcome of the investigation.

     The Company is involved in various other legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. We believe that there are no known contingencies, claims or lawsuits that will have a material adverse effect on Rowan’s financial position, results of operations or cash flows.

Critical Accounting Policies and Management Estimates.

     Rowan’s significant accounting policies are outlined in Note 1 to the consolidated financial statements. These policies, and management judgments, assumptions and estimates made in their application, underlie reported amounts

RDC 04: Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe that Rowan’s most critical accounting policies and management estimates involve property and depreciation, specifically capitalizable costs, useful lives and salvage values, and pension and other postretirement benefit liabilities and costs, specifically assumptions used in actuarial calculations, as changes in such policies and/or estimates would produce significantly different amounts from those reported herein.

     Property and depreciation. Rowan provides depreciation under the straight-line method from the date an asset is placed into service based upon estimated service lives ranging up to 40 years and salvage values ranging up to 20%. Rowan continues to operate 20 offshore rigs that were placed into service during 1971–1986 and assigned lives ranging from 12 to 15 years. Our newest and most significant assets, the Super Gorilla and Tarzan Class rigs, which collectively comprise almost two-thirds of our property, plant and equipment carrying value, carry a 25-year service life. Expenditures for new property or enhancements to existing property are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. Capitalized cost includes labor expended during installation and, on newly constructed assets, a portion of interest cost incurred during the construction period. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable, such as following a sustained deficit in operating cash flows caused by a prominent decline in overall rig activity and average day rates.

     Pension and other postretirement benefit liabilities and costs. As previously mentioned, Rowan’s pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, annual compensation increases, mortality rates and other factors. Key assumptions at December 31, 2004 included a discount rate of 5.75%, an expected long-term rate of return on pension plan assets of 8.5% and annual healthcare cost trend rates ranging from 10% in 2005 to 5% in 2010 and beyond. The assumed discount rate is based upon the average yield for Moody’s Aa-rated corporate bonds and the rate of return assumption reflects a probability distribution of expected long-term returns that is weighted based upon plan asset allocations. A 1% decrease in the assumed discount rate would increase our recorded pension and other postretirement benefit liabilities by approximately $50 million, while a 1% change in the expected long-term rate of return on plan assets would change net benefits cost by approximately $2 million. The effects of a 1% change in the assumed healthcare cost trend rate are disclosed in Note 6 to the financial statements.

     Rowan uses the intrinsic value method of accounting for stock-based employee compensation pursuant to Accounting Principles Board Opinion No. 25. We estimate that use of the fair value method outlined by Statement of Financial Accounting Standards No. 123, as amended, would have reduced (increased) reported amounts of net income (loss) and net income (loss) per share by $3.2 million or $.03 per diluted share in 2004, $(4.2) million or $(.05) per diluted share in 2003 and $3.9 million or $.04 per diluted share in 2002. Under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, Rowan will be required to expense stock-based compensation associated with unvested awards using the fair value method beginning July 1, 2005. We currently estimate that the provisions of Statement No. 123 (revised) will reduce our net income over the last half of the year by approximately $1.2 million or $.01 per share from that measured under APB 25.

     Statement of Financial Accounting Standards No. 151, “Inventory Costs”, clarifies the distinction between costs that are allocable to inventory and those that are expensed as incurred. We believe that the provisions of Statement No. 151, which are effective for fiscal years beginning after June 15, 2005, will not materially impact our financial position or results of operations.

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003, signed into law on December 8, 2003 (the “Act”), introduced a prescription drug benefit under Medicare (Part D) and a federal subsidy to sponsors of retiree healthcare plans that provide benefits at least actuarially equivalent to Part D. We believe that our post-65 drug coverage is at least actuarially equivalent to Part D and, accordingly, that we will be entitled to the subsidy. A remeasurement of our accumulated plan benefit obligations (APBO) to include the effects of the Act yielded a $1.4 million reduction in APBO at January 1, 2004, which reduced the unrecognized actuarial loss, and a $46,000 reduction in estimated 2004 net postretirement benefits cost that we recognized in the fourth quarter.

     This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of Rowan that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by us. Among the factors that could cause actual results to differ materially are the following:

•	oil and natural gas prices

•	the level of exploration and development expenditures by energy companies

•	energy demand

•	the general economy, including inflation

•	weather conditions in our principal operating areas

•	environmental and other laws and regulations

     Other relevant factors have been disclosed in Rowan’s previous filings with the U.S. Securities and Exchange Commission.

Rowan Companies, Inc.

CONSOLIDATED BALANCE SHEET

	DECEMBER 31,
(In thousands except share amounts)	2004	2003

Assets
Current assets:
Cash and cash equivalents	$465,977	$57,809

Receivables — trade and other	143,509	111,709

Inventories:
Raw materials and supplies	126,706	117,021

Work-in-progress	36,016	29,421

Finished goods	8,987	11,203

Prepaid expenses	14,166	2,683

Deferred tax assets — net	19,332	66,474

Current assets of discontinued aviation operations		47,904

Total current assets	814,693	444,224

Property, plant and equipment — at cost:
Drilling equipment	2,278,832	2,133,365

Manufacturing plant and equipment	144,810	138,803

Construction in progress	97,214	135,707

Other property and equipment	98,860	98,281

Total	2,619,716	2,506,156

Less accumulated depreciation and amortization	957,818	891,559

Property, plant and equipment — net	1,661,898	1,614,597

Goodwill and other assets	15,695	17,150

Noncurrent assets of discontinued aviation operations		114,838

Total	$2,492,286	$2,190,809

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$64,922	$55,267

Accounts payable — trade	30,159	22,810

Other current liabilities	139,719	64,378

Current liabilities of discontinued aviation operations		7,910

Total current liabilities	234,800	150,365

Long-term debt — less current maturities	574,350	569,067

Other liabilities	110,916	116,268

Deferred income taxes — net	163,336	202,214

Noncurrent liabilities of discontinued aviation operations		16,065

Commitments and contingent liabilities (Note 9)

Stockholders’ equity:
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
Common stock, $.125 par value; authorized 150,000,000 shares; issued 107,408,721 shares at December 31, 2004 and 95,845,180 shares at December 31, 2003	13,426	11,981

Additional paid-in capital	917,764	659,849

Retained earnings	548,476	549,749

Cost of 1,734,440 treasury shares		(30,064)

Accumulated other comprehensive income (loss)	(70,782)	(54,685)

Total stockholders’ equity	1,408,884	1,136,830

Total	$2,492,286	$2,190,809

See Notes to Consolidated Financial Statements.

RDC 04: Annual Report

CONSOLIDATED STATEMENT OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,
(In thousands except per share amounts)	2004	2003	2002

Revenues:
Drilling services	$500,928	$421,412	$357,244

Manufacturing sales and services	207,573	137,043	120,084

Total	708,501	558,455	477,328

Costs and Expenses:
Drilling services	355,188	330,124	304,846

Manufacturing sales and services	178,087	114,644	101,664

Depreciation and amortization	77,828	69,362	62,291

Selling, general and administrative	40,721	36,095	34,592

Total	651,824	550,225	503,393

Income (loss) from operations	56,677	8,230	(26,065)

Other income (expense):
Net proceeds from Gorilla V settlement			157,125

Interest expense	(20,911)	(20,027)	(20,645)

Less interest capitalized	2,195	4,142	4,722

Interest income	4,408	1,124	4,103

Other — net	416	477	303

Other income (expense) — net	(13,892)	(14,284)	145,608

Income (loss) from continuing operations before income taxes	42,785	(6,054)	119,543

Provision (credit) for income taxes	16,414	(2,114)	41,894

Income (loss) from continuing operations	26,371	(3,940)	77,649

Discontinued operations:
Income (loss) from discontinued aviation operations	(42,355)	(5,898)	13,276

Provision (credit) for income taxes	(14,711)	(2,064)	4,647

Income (loss) from discontinued operations	(27,644)	(3,834)	8,629

Net income (loss)	$(1,273)	$(7,774)	$86,278

Per share amounts:
Income (loss) from continuing operations — Basic	$.25	$(.04)	$.83

Income (loss) from continuing operations — Diluted	$.25	$(.04)	$.81

Income (loss) from discontinued operations — Basic	$(.26)	$(.04)	$.09

Income (loss) from discontinued operations — Diluted	$(.26)	$(.04)	$.09

Net income (loss) — Basic	$(.01)	$(.08)	$.92

Net income (loss) — Diluted	$(.01)	$(.08)	$.90

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME (LOSS)

	FOR THE YEARS ENDED DECEMBER 31,
(In thousands)	2004	2003	2002

Net income (loss)	$(1,273)	$(7,774)	$86,278

Other comprehensive income (loss):
Minimum pension liability adjustment, net of income taxes of $(8,667), $277 and $(22,971), respectively	(16,097)	515	(42,660)

Comprehensive income (loss)	$(17,370)	$(7,259)	$43,618

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENT OF CHANGES
IN STOCKHOLDERS’ EQUITY

	FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
	COMMON STOCK
						ACCUMULATED
	ISSUED		IN TREASURY		ADDITIONAL	OTHER
					PAID-IN	COMPREHENSIVE	RETAINED
(In thousands)	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	INCOME (LOSS)	EARNINGS

Balance, January 1, 2002	95,002	$11,875	(1,435)	$(24,307)	$638,303	$(12,540)	$494,756

Exercise of stock options	306	39			2,713

Value of services rendered by participants in the nonqualified stock option plan					5,815

Treasury stock issued for business acquisition			440	7,442	483

Payment of cash dividend ($.25 per common share)							(23,511)

Conversion of subordinated debentures	32	4			286

Treasury stock purchases			(739)	(13,199)

Minimum pension liability adjustment, net of income taxes						(42,660)

Net income							86,278

Balance, December 31, 2002	95,340	11,918	(1,734)	(30,064)	647,600	(55,200)	557,523

Exercise of stock options	493	62			5,370

Value of services rendered by participants in the nonqualified stock option plan					6,720

Conversion of subordinated debentures	12	1			159

Minimum pension liability adjustment, net of income taxes						515

Net loss							(7,774)

Balance, December 31, 2003	95,845	11,981	(1,734)	(30,064)	659,849	(54,685)	549,749

Exercise of stock options	716	89			8,556

Value of services rendered by participants in the nonqualified stock option plan					8,527

Conversion of subordinated debentures	1,082	135			7,165

Sale of common stock	9,766	1,221	1,734	30,064	233,667

Minimum pension liability adjustment, net of income taxes						(16,097)

Net loss							(1,273)

Balance, December 31, 2004	107,409	$13,426	0	$0	$917,764	$(70,782)	$548,476

See Notes to Consolidated Financial Statements.

RDC 04: Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,
(In thousands)	2004	2003	2002

Cash Provided By (Used In):
Operations:
Net income (loss)	$(1,273)	$(7,774)	$86,278

Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	95,650	86,851	78,091

Deferred income taxes	866	(3,677)	53,252

Provision for pension and postretirement benefits	34,936	30,232	15,500

Compensation expense	6,480	7,108	7,176

Gain on disposals of property, plant and equipment	(6,845)	(4,393)	(7,315)

Contributions to pension plans	(19,494)	(22,742)	(7,619)

Postretirement benefit claims paid	(3,612)	(2,358)	(1,666)

Gorilla V judgement proceeds deferred in 2001 and recognized in 2002			(88,628)

Loss on sale of aviation operations	24,441

Changes in current assets and liabilities:
Receivables — trade and other	(25,219)	(27,058)	14,839

Inventories	(13,622)	(18,077)	(25,078)

Other current assets	(12,325)	5,063	(4,780)

Current liabilities	36,309	5,476	(2,369)

Net changes in other noncurrent assets and liabilities	815	(401)	509

Net cash provided by operations	117,107	48,250	118,190

Investing activities:
Property, plant and equipment additions	(136,886)	(250,463)	(242,896)

Proceeds from disposals of property, plant and equipment	14,680	7,060	25,781

Proceeds from sale of aviation operations — net	117,014

Net cash used in investing activities	(5,192)	(243,403)	(217,115)

Financing activities:
Proceeds from borrowings	70,842	111,490	116,818

Repayments of borrowings	(55,904)	(42,458)	(42,458)

Payment of cash dividend			(23,511)

Payments to acquire treasury stock			(13,199)

Proceeds from common stock offering, net of issue costs	264,952

Proceeds from stock option and convertible debenture plans	15,945	5,592	3,042

Net cash provided by financing activities	295,835	74,624	40,692

Increase (decrease) in cash and cash equivalents	407,750	(120,529)	(58,233)

Cash and cash equivalents, beginning of year	58,227	178,756	236,989

Cash and cash equivalents, end of year	$465,977	$58,227	$178,756

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of Rowan Companies, Inc. and all of its wholly and majority-owned subsidiaries, hereinafter referred to as “Rowan” or “the Company”. Intercompany balances and transactions are eliminated in consolidation.

Discontinued Operations

     On December 31, 2004, Rowan completed the sale of its aviation operations as conducted by Era Aviation, Inc. for approximately $118.1 million in cash, before selling expenses and subject to post-closing working capital adjustments. The transaction resulted in a loss of $16.0 million, which is net of a credit for income taxes of $8.4 million. Rowan’s results of its discontinued aviation operations for each of the three years in the period ended December 31, 2004, and its assets and liabilities related thereto at December 31, 2003, are shown separately in the consolidated financial statements. See Note 12 for further information regarding the Company’s discontinued operations.

Acquisitions and Goodwill

     In early 2002, the Company acquired, for approximately $8 million of Rowan common stock, net assets of two companies (OEM) that collectively manufacture variable speed AC motors and variable frequency drive systems and consoles for marine boats and lay barges, the oil and gas drilling industry, and the mining and dredging industries. The transaction resulted in the initial recognition of $4.7 million of goodwill and $0.5 million of other intangible assets.

     Rowan had goodwill with a carrying value of $12.4 million at each of December 31, 2004 and 2003, of which $10.9 million related to the manufacturing division and $1.5 million related to the drilling division. At December 31, 2004 and 2003, the Company had intangible assets subject to amortization totaling $1.4 million and $1.5 million, respectively.

Revenue Recognition

     Rowan’s drilling contracts generally provide for payment on a day rate basis, and revenues are recognized as the work progresses. Rowan frequently collects up-front fees to reimburse the Company for the cost of relocating its drilling equipment, and occasionally receives reimbursement for equipment modifications and upgrades requested by its customers. At December 31, 2004, Rowan had deferred approximately $9.6 million of such fees and reimbursements, and $9.0 million of related costs, all of which should be recognized in 2005. The Company’s deferral of fees and related costs at December 31, 2003 was not material. See Note 4 for further information regarding deferred revenues.

     During the fourth quarter of 2004, Rowan ceased recognizing revenue from a significant drilling contract due to the uncertainty surrounding its collectibility. At December 31, 2004, all revenues recognized under the contract had been collected. Future drilling revenues under the contract, if any, will only be recognized upon collection.

     Manufacturing sales and related costs are generally recognized when title passes as products are shipped. Manufacturing revenues and costs and expenses included product sales and costs of sales of $190.8 million and $144.4 million, $118.9 million and $86.6 million, and $108.2 million and $76.7 million in 2004, 2003 and 2002, respectively.

Income (Loss) Per Common Share

     “Basic” income (loss) per share is determined as income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. “Diluted” income (loss) per share reflects the issuance of additional shares in connection with the assumed conversion of stock options and other convertible securities, and corresponding adjustments to income for any charges related to such securities.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The computation of basic and diluted per share amounts of income (loss) from continuing operations for each of the past three years is as follows (in thousands except per share amounts):

	INCOME (LOSS) FROM		PER SHARE
YEAR ENDED DECEMBER 31,	CONTINUING OPERATIONS	SHARES	AMOUNT

2004:
Basic income (loss) per share	$26,371	105,472	$.25

Effect of dilutive securities:
Convertible debentures		645
Stock options		1,016

Diluted income (loss) per share	$26,371	107,133	$.25

2003:
Basic income (loss) per share	$(3,940)	93,820	$(.04)

Effect of dilutive securities:
Convertible debentures
Stock options

Diluted income (loss) per share	$(3,940)	93,820	$(.04)

2002:
Basic income (loss) per share	$77,649	93,764	$.83

Effect of dilutive securities:
Convertible debentures		893
Stock options		735

Diluted income (loss) per share	$77,649	95,392	$.81

     Excluded from the 2003 computation of Diluted income (loss) per share are incremental shares of 913,000 related to convertible debentures and 836,000 related to stock options as their inclusion would have reduced the per share amount of loss for the year. See Note 3 for further information regarding the Company’s stock option and debenture plans.

Statement of Cash Flows

     In practice, Rowan invests only in highly liquid U.S. Government securities, bank time deposits, A1/P1-rated commercial paper, money market preferred stock custodial receipts or repurchase agreements with terms no greater than three months, all of which are considered to be cash equivalents.

     Noncash investing and financing activities excluded from the Company’s Consolidated Statement of Cash Flows were as follows: in 2004 - the conversion of $7,300,001 of Series III employee debentures into 1,081,483 shares of common stock and the reduction of $553,000 of tax benefits related to employee stock options; in 2003 - the conversion of $160,000 of Series B employee debentures into 11,377 shares of common stock, the addition of $388,000 of tax benefits related to employee stock options and the reduction of $840,000 of accounts receivable in exchange for drilling equipment; in 2002 - the issuance of 439,560 shares of common stock, valued at approximately $8 million, in connection with the OEM acquisition, the addition of $1,361,000 of tax benefits related to employee stock options and the conversion of $290,000 of employee debentures into 32,178 shares of common stock. See Notes 2 and 3 for further information regarding the Company’s convertible employee debentures.

Inventories

     Inventories are carried at lower of average cost or market.

     Statement of Financial Accounting Standards No. 151, “Inventory Costs”, issued in November 2004, clarifies the distinction between costs that are allocable to inventory and those that are expensed as incurred. Rowan believes that the provisions of Statement No. 151, which are effective for fiscal years beginning after June 15, 2005, will not materially impact its financial position or results of operations.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Depreciation

     Rowan provides depreciation under the straight-line method from the date an asset is placed into service until it is sold or becomes fully depreciated based on the following estimated lives and salvage values:

	YEARS	SALVAGE VALUE

Offshore drilling equipment:
Super Gorilla jack-ups	25	20%

Tarzan Class jack-up	25	20%

Semi-submersible	15	20%

Gorilla and other cantilever jack-ups	15	20%

Conventional jack-ups	12	20%

Land drilling equipment	12	20%

Drill pipe and tubular equipment	4	10%

Manufacturing plant and equipment:
Buildings and improvements	10 to 25	10 to 20%

Other	2 to 12	various

Other property and equipment	3 to 40	various

     Expenditures for new property or enhancements to existing property are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Rowan capitalizes, during the construction period, a portion of interest cost incurred. See Note 10 for further information regarding the Company’s depreciation and amortization, capital expenditures and repairs and maintenance. Long-lived assets are reviewed for impairment whenever circumstances indicate their carrying amounts may not be recoverable.

     Rowan’s adoption, effective January 1, 2003, of Statement of Financial Accounting Standards No. 143, which addresses fixed asset retirement costs and obligations, did not materially impact its financial position or results of operations.

Environmental Matters

     Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs and assessments of the probability that such costs will be incurred incorporate many factors, including: approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs and current and anticipated operational plans and manufacturing processes. Ongoing environmental compliance costs are expensed as incurred and expenditures to mitigate or prevent future environmental contamination are capitalized. See Note 9 for further information regarding the Company’s environmental liabilities.

Income Taxes

     Rowan recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 7 for further information regarding the Company’s income tax assets and liabilities.

Comprehensive Income (Loss)

     Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). During 2004, 2003 and 2002, Rowan recognized other comprehensive income or loss relating to minimum pension liabilities. See Note 6 for further information regarding the Company’s pension liabilities.

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

Reclassifications

     Certain reclassifications have been made in the 2003 and 2002 amounts to conform to the 2004 presentations.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. LONG-TERM DEBT

     Long-term debt consisted of (in thousands):

	DECEMBER 31,
	2004	2003

6.94% Title XI note payable; secured by Gorilla V	$33,508	$39,090

6.15% Title XI note payable; secured by Gorilla V	43,047	50,221

5.88% Title XI note payable; secured by Gorilla VI	106,873	121,125

2.80% Title XI note payable; secured by Gorilla VII	139,048	154,498

Floating-rate Title XI note payable; secured by the Bob Palmer	176,889	187,295

Floating-rate Title XI note payable; secured by the Scooter Yeargain	88,158	72,105

Floating-rate Title XI note payable; secured by the Bob Keller	51,749

Total	639,272	624,334

Less current maturities	64,922	55,267

Remainder	$574,350	$569,067

     Annual maturities of long-term debt are $64.9 million for each of the next five years ending December 31, 2005, 2006, 2007, 2008 and 2009.

     Rowan financed $153.1 million of the cost of Rowan Gorilla V through a floating-rate bank loan guaranteed by the U.S. Department of Transportation’s Maritime Administration (“MARAD”) under its Title XI Program. On July 1, 1997, the Company fixed $67 million of outstanding borrowings at 6.94%. On July 1, 1998, Rowan fixed the remaining $86.1 million principal amount at 6.15%. Principal and accrued interest on each note are payable semi-annually on each January 1 and July 1 through 2010. Rowan Gorilla V is pledged as security for the government guarantees.

     Rowan financed $171.0 million of the cost of Rowan Gorilla VI through a floating-rate bank loan guaranteed under MARAD’s Title XI Program. On March 15, 2001, the Company fixed the $156.8 million of outstanding borrowings at 5.88%. Principal and accrued interest are payable semi-annually on each March 15 and September 15 through March 2012. Rowan Gorilla VI is pledged as security for the government guarantee.

     Rowan financed $185.4 million of the cost of Rowan Gorilla VII through a floating-rate bank loan guaranteed under MARAD’s Title XI Program. On June 30, 2003, the Company fixed the $162.2 million of outstanding borrowings at 2.80%. Principal and accrued interest are payable semi-annually on each April 20 and October 20 through 2013. Rowan Gorilla VII is pledged as security for the government guarantee.

     Rowan financed $187.3 million of the cost of the Bob Palmer through a floating-rate bank loan guaranteed under MARAD’s Title XI program. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by August 18, 2007. Principal and accrued interest are payable semi-annually on each January 15 and July 15 through 2021. The Bob Palmer is pledged as security for the government guarantee. At December 31, 2004, outstanding borrowings bore interest at an annual rate of 2.52%.

     Rowan financed $91.2 million of the cost of the Scooter Yeargain through a 15-year floating-rate bank loan guaranteed under MARAD’s Title XI program. The Company may fix the interest rate at any time and must fix the rate on all outstanding principal amounts by April 29, 2007. Accrued interest is payable semi-annually on each May 10 and November 10 and the first of 30 semi-annual principal repayments occurred on November 10, 2004. The Scooter Yeargain is pledged as security for the government guarantee. At December 31, 2004, outstanding borrowings bore interest at an annual rate of 2.42%.

     Rowan is financing up to $89.7 million of the cost of the Bob Keller through a 15-year floating-rate bank loan guaranteed under MARAD’s Title XI program, whereby the Company obtains reimbursements for expenditures based upon actual construction progress. Outstanding borrowings initially bear interest at .15% above a short-term commercial paper rate. Rowan may fix the interest rate at any time and must fix the rate on all outstanding principal by April 1, 2009. Accrued interest is payable semi-annually on each May 10 and November 10 and the first of 30 semi-annual principal repayments will be made on May 10, 2005. The Bob Keller is pledged as security for the government guarantee. At December 31, 2004, outstanding borrowings bore interest at an annual rate of 2.42%.

     Rowan’s $4.8 million of Series A Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2004 are ultimately convertible into common stock at the rate of $29.75 per share for each $1,000 principal amount of debenture through April 24, 2008.

     Rowan’s $4.5 million of Series B Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2004 are ultimately convertible into common stock at the rate of $14.06 per share for each $1,000 principal amount of debenture through April 22, 2009.

     Rowan’s $9.6 million of Series C Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2004 are ultimately convertible into common stock at the rate of $28.25 per share for each $1,000 principal amount of debenture through April 27, 2010.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Rowan’s $9.6 million of Series D Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2004 are ultimately convertible into common stock at the rate of $32.00 per share for each $1,000 principal amount of debenture through April 26, 2011.

     Rowan’s $1.2 million of Series E Floating Rate Subordinated Convertible Debentures outstanding at December 31, 2004 are ultimately convertible into common stock at the rate of $13.12 per share for each $1,000 principal amount of debenture through September 20, 2011.

     All of the Company’s outstanding subordinated convertible debentures were originally issued in exchange for promissory notes containing provisions for setoff, protecting Rowan against any credit risk. Accordingly, the debentures and notes, and the related interest amounts, have been offset in the consolidated financial statements pursuant to Financial Accounting Standards Board Interpretation No. 39. See Note 3 for further information regarding the Company’s convertible debenture incentive plans.

     Interest payments exceeded interest capitalized by $18.6 million in 2004, $16.2 million in 2003 and $16.1 million in 2002.

     Rowan’s debt agreements contain provisions that require minimum levels of working capital and stockholders’ equity and limit the amount of long-term debt, and, in the event of noncompliance, restrict investment activities, asset purchases and sales, lease obligations, borrowings and mergers or acquisitions. The Company believes that it was in compliance with each of its debt covenants at December 31, 2004. See Note 5 for further information regarding the Company’s dividend restrictions.

NOTE 3. STOCKHOLDERS’ EQUITY

     Rowan’s 1988 Nonqualified Stock Option Plan, as amended, authorizes the Board of Directors to grant, before January 21, 2008, options to purchase a total of 14 million shares of the Company’s common stock. At December 31, 2004, options for 12,073,915 shares had been granted under the plan at an average exercise price of $10.37 per share. Options generally become exercisable over a four-year service period to the extent of 25% per year, and all options not exercised expire ten years after the date of grant. In connection with Rowan’s sale of its aviation operations, the Company accelerated the vesting of all outstanding options held by the affected employees. Options for approximately 166,000 shares became fully vested at December 31, 2004, and the Company recognized the $1.5 million of incremental compensation expense as an addition to the loss on sale. See Note 12 for further information regarding the Company’s sale of its aviation operations.

     Rowan’s 1998 Nonemployee Directors Stock Option Plan provides for the issuance to nonemployee Directors of the Company of nonqualified options to purchase up to 200,000 shares of Rowan’s common stock. At December 31, 2004, options for 182,000 shares had been granted under the plan at an average exercise price of $21.77 per share. Options are 100% exercisable after one year and all options not exercised expire five years after the date of grant.

     Stock option activity for each of the last three years was as follows:

	NUMBER OF	WEIGHTED AVERAGE
	OPTIONS	EXERCISE PRICE

Outstanding at January 1, 2002	4,856,756	$15.99

Granted	254,544	15.21

Exercised	(305,989)	9.00

Forfeited	(43,414)	15.54

Outstanding at December 31, 2002	4,761,897	16.40

Granted	1,471,248	13.65

Exercised	(493,131)	11.01

Forfeited	(91,056)	20.76

Outstanding at December 31, 2003	5,648,958	16.08

Granted	582,525	24.99

Exercised	(716,490)	12.13

Forfeited	(41,242)	13.06

Outstanding at December 31, 2004	5,473,751	$17.57

Exercisable at December 31, 2002	2,382,386	$15.44

Exercisable at December 31, 2003	2,914,074	$16.01

Exercisable at December 31, 2004	3,477,288	$17.15

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about stock options outstanding at December 31, 2004.

		WEIGHTED AVERAGE	WEIGHTED AVERAGE
EXERCISE PRICE	NUMBER OF OPTIONS	EXERCISE PRICE	REMAINING LIFE (YEARS)

Outstanding:
$1.00	34,000	$1.00	0.3

$4.06 to $9.81	1,018,192	6.24	6.4

$13.12 to $15.25	897,284	13.44	5.9

$18.25 to $19.75	1,195,600	18.93	4.4

$21.19 to $22.00	1,498,175	21.60	7.3

$25.27 to $32.00	830,500	27.38	8.3

	5,473,751	$17.57	6.4

Exercisable:
$1.00	34,000	$1.00

$4.06 to $9.81	549,701	6.28

$13.12 to $15.25	715,418	13.52

$18.25 to $19.75	1,145,600	18.95

$21.19 to $22.00	777,069	21.78

$25.27 to $32.00	255,500	30.74

	3,477,288	$17.15

     Rowan uses the intrinsic value method of accounting for stock-based employee compensation, whereby the cost of each option is measured as the difference between the market price per share and the option price per share on the date of grant, pursuant to Accounting Principles Board Opinion No. 25. Compensation is recognized as expense and additional paid-in capital over the period in which the employee performs services to earn the right to exercise the option. Rowan estimates that the accounting provisions of Statement of Financial Accounting Standards No. 123 and 148 would have reduced (increased) reported amounts of net income (loss) and net income (loss) per share as follows:

	2004	2003	2002

Net income (loss), as reported	$(1,273)	$(7,774)	$86,278

Stock-based compensation, net of related tax effects:
As recorded under APB 25	4,000	4,624	4,661

Pro forma under SFAS 123	(7,161)	(8,803)	(8,590)

Pro forma net income (loss)	$(4,434)	$(11,953)	$82,349

Net income (loss) per basic share:
As reported	$(.01)	$(.08)	$.92

Pro forma	$(.04)	$(.13)	$.88

Net income (loss) per diluted share:
As reported	$(.01)	$(.08)	$.90

Pro forma	$(.04)	$(.13)	$.86

     The weighted average per-share fair values at date of grant for options granted during 2004, 2003 and 2002 were estimated to be $10.38, $12.22 and $12.40, respectively. The foregoing fair value estimates were determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	2004	2003	2002

Expected life in years	3.6	3.1	4.0

Risk-free interest rate	3.3%	1.7%	2.4%

Expected volatility	52.3%	53.9%	54.2%

     Under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, Rowan will be required to expense stock-based compensation associated with unvested awards using the fair value method beginning July 1, 2005. The Company estimates that the provisions of Statement No. 123 (revised) applied over the last half of 2005 will reduce its net income by approximately $1.2 million or $.01 per share from that measured under APB 25.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, as amended, provides for the issuance to key employees of up to $35 million in floating-rate subordinated convertible debentures, of which $30 million has been issued. The debentures are initially convertible into preferred stock, which has no voting rights (except as required by law or the Company’s charter), no dividend and a nominal liquidation preference. The preferred stock is immediately convertible into common stock. At December 31, 2004, all $4.8 million principal amount of Series A debentures issued in 1998, $4.5 million of the $4.8 million principal amount of Series B debentures issued in 1999, all $9.6 million principal amount of Series C debentures issued in 2000, all $9.6 million principal amount of Series D debentures issued in 2001 and all $1.2 million principal amount of Series E debentures issued in 2001 were outstanding. The outstanding Series A, B, C, D and E debentures are collectively convertible into 1,212,386 shares of Rowan’s common stock.

     Under the Rowan Companies, Inc. 1986 Convertible Debenture Incentive Plan, floating-rate subordinated convertible debentures totaling $19.9 million were issued by the Company. At December 31, 2004, all $9.6 million of Series I and Series II debentures, issued in 1986 and 1987, had been converted into an aggregate 1,391,304 shares of Rowan’s common stock, and all $10.3 million principal amount of Series III debentures issued in 1994 had been converted into 1,437,037 shares of Rowan’s common stock, including $7.3 million converted into 1,081,483 shares during 2004.

     In 1992, Rowan adopted a Stockholder Rights Agreement to protect against coercive takeover tactics. The agreement, as amended, provides for the distribution to Rowan’s stockholders of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock of Rowan at an exercise price of $80. In addition, under certain circumstances, each Right will entitle the holder to purchase securities of Rowan or an acquiring entity at one-half market value. The Rights are exercisable only if a person or group knowingly acquires 15% or more of Rowan’s outstanding common stock or makes a tender offer for 30% or more of the Company’s outstanding common stock. The Rights will expire on January 24, 2012.

NOTE 4. OTHER CURRENT LIABILITIES

     Other current liabilities consisted of (in thousands):

	DECEMBER 31,
	2004	2003

Deferred revenues	$34,405	$9,804

Accrued liabilities:
Income taxes	214	35

Compensation and related employee costs	87,061	37,022

Interest	7,239	7,147

Taxes and other	10,800	10,370

Total	$139,719	$64,378

     During the fourth quarter of 2004, Rowan designated a portion of expected proceeds from the sale of its aviation operations for a $60 million contribution to its pension plans, which was paid in early January 2005. Accordingly, the $60 million was included within the liability for Compensation and related employee costs at December 31, 2004. Deferred revenues reflect customer prepayments, primarily from drilling customers, at December 31, 2003 and 2004. See Note 6 for further information regarding the Company’s pension plans and Note 12 for further information regarding the Company’s sale of its aviation operations.

NOTE 5. RESTRICTIONS ON RETAINED EARNINGS

     Rowan’s Title XI debt agreements contain financial covenants that limit the amount the Company may distribute to its stockholders. Under the most restrictive of such covenants, Rowan had approximately $527 million of retained earnings available for distribution at December 31, 2004. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company’s earnings, financial condition and requirements, opportunities for reinvesting earnings, business conditions and other factors. See Note 13 for further information regarding the Company’s dividends.

NOTE 6. BENEFIT PLANS

     Since 1952, Rowan has sponsored defined benefit pension plans covering substantially all of its employees. In addition, Rowan provides certain health care and life insurance benefits for retired drilling and aviation employees.

     The Company’s sale of its aviation operations in 2004 resulted in curtailment gains from the reversal of unvested pension and other benefit obligations that will be recognized as reduced benefit plan costs in future years.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Changes in plan assets and obligations during 2004 and 2003 and the funded status of the plans at December 31, 2004 and 2003 were as follows (in thousands):

	PENSION BENEFITS		OTHER BENEFITS
	2004	2003	2004	2003

Benefit obligations:
Balance, January 1	$339,918	$297,908	$67,690	$61,660

Service cost	13,579	12,436	2,764	2,461

Interest cost	20,799	19,634	4,104	3,942

Curtailment gain	(3,360)		(14,536)

Plan changes		22

Actuarial loss	25,205	20,374	4,382	1,985

Benefits paid	(11,394)	(10,456)	(3,612)	(2,358)

Balance, December 31	384,747	339,918	60,792	67,690

Plan assets:
Fair value, January 1	194,078	158,203

Actual return	15,139	23,589

Employer contributions	19,494	22,742

Benefits paid	(11,394)	(10,456)

Fair value, December 31	217,317	194,078

Funded status	(167,430)	(145,840)	(60,792)	(67,690)

Unrecognized amounts:
Actuarial loss	146,830	131,962	10,487	21,834

Transition obligation			5,297	6,808

Prior service cost	740	1,197	(1,886)	(3,193)

Net liabilities recognized	(19,860)	(12,681)	(46,894)	(42,241)

Additional minimum liability	(109,625)	(85,315)

Net benefit liabilities	$(129,485)	$(97,996)	$(46,894)	$(42,241)

     The additional minimum pension liability shown above reflects actuarially-determined unfunded accumulated pension benefit obligations at each year end, and is included in the Company’s Consolidated Balance Sheet, as follows (in thousands):

	DECEMBER 31,
	2004	2003

Goodwill and other assets	$730	$1,184

Accumulated other comprehensive loss	108,895	84,131

Current and other liabilities	$109,625	$85,315

     Additional information related to Rowan’s pension plans are as follows (in thousands):

	DECEMBER 31,
	2004	2003

Projected benefit obligation	$384,747	$339,918

Accumulated benefit obligation	346,782	292,051

Fair value of plan assets	217,317	194,078

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Net periodic pension cost included the following components (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Service cost	$13,579	$12,436	$9,371

Interest cost	20,799	19,634	17,159

Expected return on plan assets	(16,760)	(16,935)	(18,522)

Recognized actuarial loss	8,844	7,071	654

Amortization of prior service cost	211	211	209

Total	$26,673	$22,417	$8,871

     Other benefits cost included the following components (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Service cost	$2,764	$2,461	$1,903

Interest cost	4,104	3,942	3,653

Recognized actuarial loss	951	967	630

Amortization:
Transition obligation	756	757	756

Prior service cost	(312)	(312)	(313)

Total	$8,263	$7,815	$6,629

     Assumptions used to determine benefit obligations were as follows:

	DECEMBER 31,
	2004	2003

Discount rate	5.75%	6.25%

Rate of compensation increase	4.0%	4.0%

     Assumptions used to determine net periodic benefit costs were as follows:

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Discount rate	6.25%	6.50%	7.25%

Expected return on plan assets	8.5%	9.0%	9.5%

Rate of compensation increase	4.0%	4.0%	4.0%

     The assumed increase in per capita health care costs ranged from 10% for 2005 to 5% for 2010 and thereafter. A one-percentage-point change in assumed health care cost trend rates would change reported amounts as follows (in thousands):

	1-PERCENTAGE-POINT CHANGE
	INCREASE	DECREASE

Increase (decrease) in:

Service and interest cost	$661	$(580)

Postretirement benefit obligation	4,336	(3,932)

     The Medicare Prescription Drug, Improvement and Modernization Act of 2003, signed into law on December 8, 2003 (the “Act”), introduced a prescription drug benefit under Medicare (Part D) and a federal subsidy to sponsors of retiree healthcare plans that provide benefits at least actuarially equivalent to Part D. The Company believes that its post-65 drug coverage is at least actuarially equivalent to Part D and, accordingly, that Rowan will be entitled to the subsidy. A remeasurement of Rowan’s accumulated plan benefit obligations (APBO) to include the effects of the Act yielded a $1.4 million reduction in the APBO at January 1, 2004, which reduced the unrecognized actuarial loss, and a $46,000 reduction in 2004 net postretirement benefits cost that the Company recognized in the fourth quarter.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The pension plans had weighted average asset allocations as follows:

	ALLOCATION AT DECEMBER 31,
ASSET CATEGORY	2004	2003

Rowan common stock	20%	20%

S&P 500 index fund	19%	19%

Other equity securities	37%	39%

Debt securities	14%	18%

Cash and other	10%	4%

Total	100%	100%

     Historically, the plans have not had overall asset allocation targets. Active management has been employed in an attempt to outperform the broader market. Assets are managed for the long term, with little consideration given to short-term performance or market trends.

     Currently, approximately 50% of the plans’ assets are being actively managed by investment companies who tailor asset mix between debt and equity securities to strive for an average annual return of at least 8.5%. Plan management has imposed certain investment criteria on the managers to enhance portfolio diversification and asset quality, including overall debt-equity allocation, number of holdings, minimum market capitalizations, a preference for dividend-paying equities and a prohibition against certain industries or high-risk situations. Individual manager performance is regularly evaluated against the target return and broad market benchmarks.

     In an effort to improve equity diversification and take advantage of the recovering U.S. economy and equity markets, recent plan investments have been directed towards a low-cost equity index fund comprised of companies in the Standard & Poors 500.

     The plans held 1,630,000 shares of Rowan common stock at December 31, 2004 having a market value of $42.2 million. Such shares were acquired at an average cost of $5.49 per share.

     The Company’s Board of Directors recently approved the overall target investment allocation as 70% equity securities and 30% fixed income and a plan to increase equity diversification. Plan management is currently evaluating several investment strategies and considering alternative allocations among domestic and foreign equities, large and small capitalizations and short and long terms. To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans’ other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the most likely target asset allocation to develop the expected long-term rate of return on assets assumption for the plans at December 31, 2004, which was maintained at 8.5%.

     The plans attempt to retain enough available cash to cover at least one year’s benefit payments and ongoing administrative expenses. The level of cash was greater at December 31, 2004 due to recent contributions to the plans which were not immediately invested pending the outcome of the Company’s asset allocation evaluation.

     Rowan estimates that the plans’ annual payments for pension and other benefits, using existing benefit formulas and including amounts attributable to future employee service, will be as follows (in millions):

YEAR ENDED DECEMBER 31,	PENSION BENEFITS	OTHER BENEFITS

2005	$16.7	$3.3

2006	17.7	3.6

2007	18.7	3.7

2008	19.9	3.8

2009	20.9	3.9

2010–2014	123.4	22.5

     Rowan currently expects to contribute up to approximately $72 million in 2005 for its pension and other benefit plans, $60 million of which was paid in early January out of the net proceeds from the sale of the Company’s aviation operations. See Note 13 for further information.

     During 2004, Rowan initiated cash bonus plans covering certain employees. At December 31, 2004, the Company had accrued approximately $5.5 million under the plans, most of which it expects to pay to eligible employees in 2005.

     Rowan also sponsors defined contribution plans covering substantially all employees. Rowan contributed to the plans about $4.4 million in 2004, $4.3 million in 2003 and $4.2 million in 2002.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. INCOME TAXES

     The detail of income tax provisions (credits) for continuing operations is presented below (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Current:
Federal	$64	$(643)	$(6,863)

Foreign	29	(7)	86

State	77	149	66

Total current provision	170	(501)	(6,711)

Deferred	16,244	(1,613)	48,605

Total	$16,414	$(2,114)	$41,894

     Rowan’s provision (credit) for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income (loss) from continuing operations before income taxes, as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Statutory rate	35%	35%	35%

Tax at statutory rate	$14,975	$(2,119)	$41,840

Increase (decrease) due to:
Foreign companies’ operations	401	778	668

Research and development tax credit		(575)

Other – net	1,038	(198)	(614)

Total provision (credit)	$16,414	$(2,114)	$41,894

     Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 2004 and 2003, were as follows (in thousands):

	DECEMBER 31,
	2004		2003
	CURRENT	NON-CURRENT	CURRENT	NON-CURRENT

Deferred tax assets:
Accrued employee benefit plan costs	$15,876	$26,899	$5,137	$36,221

Alternative minimum tax		5,042	5,042

Net operating loss carryforward		79,293	54,705

Research and development tax credit		3,363		3,363

Other	3,456	9,977	1,590	11,897

	19,332	124,574	66,474	51,481

Less valuation allowance		(3,363)		(3,363)

Net deferred tax assets	19,332	121,211	66,474	48,118

Deferred tax liabilities:
Property, plant and equipment		277,433		258,121

Other		7,114		8,276

		284,547		266,397

Deferred tax asset (liability) – net	$19,332	$(163,336)	$66,474	$(218,279)

     During 2003, Rowan developed a claim for an income tax credit for qualifying research and development activities undertaken and expenditures made over the past several years. The Company claimed a portion of such credit in amending certain prior years’ tax returns, and reduced its 2003 tax provision by $0.6 million, the estimated amount of taxes recoverable from the credit claimed. The remaining amount of the credit, estimated at $3.4 million, may not be recoverable and was therefore fully offset by a valuation allowance at December 31, 2004 and 2003.

     At December 31, 2004, Rowan had net operating loss carryforwards for federal income tax purposes of $227.8 million which will expire, if not utilized, as follows: $147.6 million in 2023 and $80.2 million in 2024.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Undistributed earnings of Rowan’s foreign subsidiaries were estimated to be approximately $50 million at December 31, 2004. The Company has not provided any deferred income taxes on its undistributed foreign earnings because it considers such earnings to be permanently invested abroad. The American Jobs Creation Act of 2004 (the “Act”) provides that certain distributions of foreign earnings are temporarily eligible for the dividends-received deduction, which would reduce the tax cost to approximately 5.25% of the amount distributed. Rowan is currently reviewing the provisions of the Act to determine if any qualifying distributions will be made in 2005.

     Income (loss) from continuing operations before income taxes consisted of $40.0 million, $(3.5) million and $123.2 million of domestic earnings (losses), and $2.8 million, $(2.6) million and $(3.7) million of foreign earnings (losses) in 2004, 2003 and 2002, respectively.

     Income tax refunds exceeded payments by $0.3 million in 2004 and $2.5 million in 2003, while income tax payments exceeded refunds by $12.8 million in 2002.

NOTE 8. FAIR VALUES OF FINANCIAL INSTRUMENTS

     At December 31, 2004, the carrying amounts of Rowan’s cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of the Company’s floating-rate debt approximated its fair value at December 31, 2004 as such instruments bear short-term, market-based interest rates. The fair value of Rowan’s fixed-rate debt at December 31, 2004 was estimated to be approximately $339 million, or a $17 million premium to carrying value, based upon quoted market prices for similar issues.

NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

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

     At December 31, 2004, Rowan operated six anchor-handling, towing and supply (AHTS) boats in support of its Gulf of Mexico drilling business under operating leases due to expire in 2005. See Note 13 for more information on the Company’s boat operations.

     The Company has other operating leases covering offices and computer equipment. Net rental expense under all operating leases was $53.1 million in 2004, $49.7 million in 2003 and $51.5 million in 2002.

     At December 31, 2004, the future minimum payments to be made under noncancelable operating leases were as follows (in thousands):

2005	$17,073

2006	11,101

2007	10,575

2008	5,469

2009	113

Later years	–

Total	$44,331

     Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and was contingently liable for performance under such agreements to the extent of approximately $27.5 million at December 31, 2004.

     Rowan has ongoing environmental responsibilities related to its operations and facilities. The measurement of remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the extent of any agreements to mitigate remediation costs. Costs associated with the Company’s ongoing environmental matters have not been and are not expected to be material.

     On March 23, 2004, our aviation division lost a Sikorsky S-76 helicopter in the Gulf of Mexico with two crew members and eight passengers onboard. The National Transportation Safety Board is conducting an investigation into the crash with our full cooperation. The impact of this incident on our financial statements has not been and should not be material due to insurance coverage.

     In the third quarter of 2004, Rowan learned that a unit of the U.S. Department of Justice is conducting a criminal investigation of environmental matters involving several of the Company’s offshore drilling rigs. Rowan is cooperating with the investigation. The Company does not have sufficient information at this time to comment on the outcome of the investigation.

     The Company is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. Rowan believes that there are no known contingencies, claims or lawsuits that will have a material adverse effect on its financial position, results of operations or cash flows.

     Rowan currently estimates 2005 capital expenditures will be approximately $150 million, including about $105 million towards construction of the Company’s second and third Tarzan Class rigs.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. SEGMENTS OF BUSINESS

     Rowan has two principal operating segments: contract drilling of oil and gas wells, both onshore and offshore (“Drilling”) and the manufacture and sale of heavy equipment for the mining and timber industries, alloy steel and steel plate and drilling products (“Manufacturing”). Rowan’s reportable segments reflect separately managed, strategic business units that provide different products and services, and for which financial information is separately prepared and monitored. The accounting policies of each segment are as described in Rowan’s summary of significant accounting policies within Note 1.

     Drilling services are provided in domestic and foreign areas. Manufacturing operations are primarily conducted in Longview, Texas, Vicksburg, Mississippi and Houston, Texas, though products are shipped throughout the United States and to many foreign locations.

     The following tables exclude information pertaining to Rowan’s aviation segment, which was sold in 2004. See Note 12 for more information regarding the Company’s discontinued aviation operations.

     Assets are ascribed to a segment based upon their direct use. Rowan classifies its drilling rigs as domestic or foreign based upon the rig’s operating location. Accordingly, drilling rigs operating in or offshore the United States are considered domestic assets and rigs operating in other areas are deemed foreign assets. At December 31, 2004, 41 drilling rigs, including 23 offshore rigs, were located in domestic areas and two offshore rigs were located in foreign areas.

     Rowan’s total assets are identified by operating segment, and its fixed assets are shown geographically as follows (in thousands):

	DECEMBER 31,
	2004	2003	2002

Consolidated assets:
Drilling	$2,193,556	$1,746,677	$1,642,320

Manufacturing	298,730	281,389	249,562

Total	$2,492,286	$2,028,066	$1,891,882

Property, plant and equipment – net:
Domestic	$1,215,493	$1,156,708	$978,566

Europe	444,215	251,910	259,887

Canada	701	204,244	212,033

Other foreign	1,489	1,735	73

Total	$1,661,898	$1,614,597	$1,450,559

     Information regarding revenues and profitability by operating segment is as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Revenues:
Drilling services	$500,928	$421,412	$357,244

Manufacturing sales and services	207,573	137,043	120,084

Consolidated	$708,501	$558,455	$477,328

Operating profit (loss)*:
Drilling services	$76,888	$30,641	$(2,452)

Manufacturing sales and services	20,510	13,684	10,979

Consolidated	$97,398	$44,325	$8,527

*	Selling, general and administrative expenses are added back to Income (loss) from operations to arrive at Operating profit (loss), which Rowan believes is a better measure of segment financial performance.

     Excluded from the preceding table are the effects of transactions between segments, which are recorded at cost. During 2004, 2003 and 2002, Rowan’s manufacturing division provided approximately $82.7 million, $135.9 million and $112.9 million, respectively, of products and services to the drilling division.

RDC 04: Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Foreign-source revenues were as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Drilling services:
Europe	$36,472	$30,006	$16,265

Canada	18,414	29,140	19,635

Manufacturing sales and services	9,978	7,611	2,280

Total	$64,864	$66,757	$38,180

     Rowan had revenues, primarily from drilling operations, in excess of 10% of consolidated revenues from two customers during 2003 (14% and 10%), and one customer during 2002 (13%). During 2004, no customer accounted for more than 10% of consolidated revenues.

     Rowan believes that it has no significant concentrations of credit risk. The Company has never experienced any significant credit losses and its drilling segment customers have heretofore primarily been large energy companies and government bodies. Rowan’s manufacturing operations help diversify the Company’s operations and attendant credit risk. Further, Rowan retains the ability to relocate its major drilling assets over significant distances on a timely basis in response to changing market conditions.

     Certain other financial information for each of Rowan’s principal operating segments is summarized as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Depreciation and amortization:
Drilling	$68,852	$60,647	$54,850

Manufacturing	8,976	8,715	7,441

Capital expenditures:
Drilling	121,578	215,967	205,628

Manufacturing	6,341	18,291	14,839

Repairs and maintenance:
Drilling	47,586	45,593	43,773

Manufacturing	9,579	11,871	10,503

NOTE 11. RELATED PARTY TRANSACTIONS

     A Rowan director serves as an Advisory Director for an investment banking firm to which the Company paid an underwriting commission in 2004 in connection with its 11.5 million share common stock sale. The underwriting agreement provided that the investment banking firm’s commission depended upon the proceeds it received upon its sale of Rowan’s common stock, and such proceeds and, therefore, such commissions are not known by the Company. Both the common stock sale and the underwriting agreement were negotiated by Rowan and approved by the Company’s Board of Directors.

     A Rowan director served until August 2003 as a Managing Director for a financial institution to which the Company paid interest and lending fees totaling $1.0 million in 2003 and $0.7 million in 2002. Transactions with this lender were on terms and conditions, and involved interest rates and fees, then prevailing in the market and were reviewed and approved by the Company’s Board of Directors.

Rowan Companies, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. DISCONTINUED OPERATIONS

     On October 14, 2004, Rowan entered into an agreement to sell 100% of the common stock of Era Aviation, Inc. for approximately $118.1 million in cash, before selling expenses and subject to post-closing working capital adjustments. On December 31, 2004, the Company completed the sale of its aviation operations, which resulted in a loss of $16.0 million (net of a credit for income taxes of $8.4 million).

     The following table summarizes Rowan’s aviation operating results for each of the past three years, the net effects of which have been presented as discontinued operations in the Company’s Consolidated Statement of Operations (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003	2002

Revenues	$125,162	$124,490	$141,894

Income (loss) from operations	$(42,665)	$(6,094)	$13,118

Net income (loss)	$(27,644)	$(3,834)	$8,629

     The 2004 loss from operations includes a $24.4 million loss on the sale.

     The Company’s consolidated balance sheet at December 31, 2003 included the following assets and liabilities relating to its discontinued aviation operations (in thousands):

Trade and other receivables	$23,829

Materials and supplies inventory	23,392

Other current assets, including cash and cash equivalents of $418	683

Current assets of discontinued operations	$47,904

Property, plant and equipment – at cost	$328,894

Accumulated depreciation	(215,272)

Other assets	1,216

Noncurrent assets of discontinued operations	$114,838

Trade payables	$3,088

Other current liabilities	4,822

Current liabilities of discontinued operations	$7,910

Noncurrent liabilities of discontinued operations – Deferred income taxes payable	$16,065

NOTE 13. SUBSEQUENT EVENTS

     On January 7, 2005, the Company made a $60 million contribution to its pension plans out of the proceeds from the sale of its aviation operations.

     On January 27, 2005, the Board of Directors of the Company declared a special cash dividend of $.25 per share of common stock that was paid on February 25, 2005 to shareholders of record on February 9, 2005.

     On February 7, 2005, the Company assigned its operating lease agreements and sold the purchase options it held on four anchor-handling, towing and supply boats. Net proceeds from the assignment and sale were approximately $21 million. The operating leases covering the two remaining boats will expire in May 2005, at which time they will be returned to the lessor.

RDC 04: Annual Report

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

     We have audited the accompanying consolidated balance sheet of Rowan Companies, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion on management’s assessment that the Company’s internal control over financial reporting was not effective and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

Houston, Texas
March 8, 2005

Rowan Companies, Inc.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
PURSUANT TO SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002

     The management of Rowan is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal control relative to a suitable framework. We have elected to perform our assessment using the integrated internal control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     COSO is a formalized, organization-wide framework that embodies five interrelated components – the control environment, risk assessment, control activities, information and communication and monitoring, as they relate to three internal control objectives – operating effectiveness and efficiency, financial reporting reliability and compliance with laws and regulations.

     Management’s assessment is that Rowan did not maintain effective internal control over financial reporting as of December 31, 2004 within the context of the COSO framework. Our assessment is based upon our documentation and testing of the Company’s internal control structure and activities in relation to COSO. Our assessment identified a pervasive internal control deficiency that represented a material weakness. The control deficiency resulted from the lack of effective detective and monitoring controls within internal control over financial reporting. These conditions were manifested in a number of adjustments to the financial statements for the year ended December 31, 2004 that, although not material in the aggregate, affect various financial statement line items. Due to the pervasiveness of the deficiency on the financial statements and the potential misstatements that could occur as a result of the deficiency, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected.

     The registered public accounting firm Deloitte & Touche LLP has audited Rowan’s consolidated financial statements included in our 2004 Annual Report to stockholders and has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.

-s- D. F. McNease	-s- E. E. Thiele
D. F. McNease	E. E. Thiele
Chairman of the Board, President	Senior Vice President, Finance
and Chief Executive Officer	Administration and Treasurer
March 8, 2005	March 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, that Rowan Companies, Inc. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management’s assessment based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management’s assessment identified a pervasive internal control deficiency that represented a material weakness. The control deficiency resulted from the lack of effective detective and monitoring controls within internal control over financial reporting. These conditions were manifested in a number of adjustments to the financial statements for the year ended December 31, 2004 that although not material in the aggregate affect various financial statement line items. Due to the pervasiveness of the deficiency on the financial statements and the potential misstatements that could occur as a result of the deficiency, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2004, of the Company and this report does not affect our report on such financial statements.

     In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004, of the Company and our report dated March 8, 2005 expressed an unqualified opinion on those financial statements.

Houston, Texas
March 8, 2005

RDC 04: Annual Report

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following unaudited information for the quarters ended March 31, June 30, September 30 and December 31, 2003 and 2004 includes, in the Company’s opinion, all adjustments (which comprise only normal recurring accruals) necessary for a fair presentation of such amounts (in thousands except per share amounts):

	FIRST	SECOND	THIRD	FOURTH
	QUARTER	QUARTER	QUARTER	QUARTER

2003:
Revenues	$108,062	$126,189	$152,152	$172,052
Operating profit (loss)	(10,609)	4,354	25,831	24,749

Income (loss) from continuing operations	(15,002)	(5,293)	8,773	7,582

Income (loss) from discontinued aviation operations	(2,180)	(1,331)	2,814	(3,137)

Net income (loss)	(17,182)	(6,624)	11,587	4,445

Per share amounts:
Income (loss) from continuing operations – Basic	(.16)	(.06)	.09	.08

Income (loss) from continuing operations – Diluted	(.16)	(.06)	.09	.08

Income (loss) from discontinued operations – Basic	(.02)	(.01)	.03	(.03)

Income (loss) from discontinued operations – Diluted	(.02)	(.01)	.03	(.03)

Net income (loss) – Basic	(.18)	(.07)	.12	.05

Net income (loss) – Diluted	(.18)	(.07)	.12	.05

2004:
Revenues	$149,392	$167,089	$189,857	$202,163

Operating profit (loss)	3,198	16,540	34,248	43,412

Income (loss) from continuing operations	(6,381)	2,413	13,847	16,492

Income (loss) from discontinued aviation operations	(4,927)	(4,538)	(3,915)	(14,264)

Net income (loss)	(11,308)	(2,125)	9,932	2,228

Per share amounts:
Income (loss) from continuing operations – Basic	(.06)	.02	.13	.15

Income (loss) from continuing operations – Diluted	(.06)	.02	.13	.15

Income (loss) from discontinued operations – Basic	(.05)	(.04)	(.04)	(.13)

Income (loss) from discontinued operations – Diluted	(.05)	(.04)	(.04)	(.13)

Net income (loss) – Basic	(.11)	(.02)	.10	.02

Net income (loss) – Diluted	(.11)	(.02)	.10	.02

     The sum of the per share amounts for the quarters may not equal the per share amounts for the full year since the quarterly and full year per share computations are made independently.

COMMON STOCK PRICE RANGE, CASH DIVIDENDS
AND STOCK SPLITS (UNAUDITED)

     The price range below is as reported by the New York Stock Exchange on the Composite Tape. On February 28, 2005, there were approximately 2,000 holders of record.

		2004			2003
QUARTER	High		Low	HIGH		LOW

First	$25.11		$21.19	$23.80		$17.70

Second	24.70		20.95	25.90		19.28

Third	27.05		22.44	25.62		20.80

Fourth	27.26		24.20	26.72		20.45

     On January 27, 2005, Rowan’s Board of Directors declared a special cash dividend of $.25 per common share which was paid on February 25, 2005 to shareholders of record on February 9, 2005. The Company did not pay any dividends on its common stock during 2003 and 2004. See Note 5 of the Notes to the Consolidated Financial Statements for more information regarding the Company’s dividend restrictions. Stock splits and stock dividends since the Company became publicly owned in 1967 have been as follows: 2 for 1 stock splits on January 25, 1973, December 16, 1976 and May 13, 1980; 2 for 1 stock splits effected in the form of a stock dividend on February 6, 1978 and January 20, 1981; and a 5% stock dividend on May 21, 1975. On the basis of these splits and dividends, each share acquired prior to January 25, 1973 would be represented by 33.6 shares if still owned at present.